

05008472

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Filtrona PLC

*CURRENT ADDRESS Avebury House
201-249 Avebury Boulevard
Milton Keynes MK9 1AV
United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34882 FISCAL YEAR

• Complete for initial submissions only •• Please note name and address changes

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
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OICF/BY: ERS

DAT : 6/1/05



Bunzl PLC
17 May 2005

PART I OF III

Bunzl plc 17 May 2005

Proposals to demerge Filtrona plc on 6 June 2005

Bunzl plc ('Bunzl'), the international distribution and outsourcing Group, announces that it is posting documents to its shareholders today proposing the Demerger and public listing of Filtrona plc ('Filtrona'), the international, market leading speciality plastic and fibre products supplier.

A Bunzl Extraordinary General Meeting to approve the Demerger is scheduled for 2 June. If the Demerger is approved by shareholders, Filtrona is expected to start trading as a separate company on 6 June.

As a result of the Demerger Bunzl shareholders will continue to hold their shares in Bunzl and will receive a direct pro rata interest in Filtrona.

Filtrona is an international, market leading speciality plastic and fibre products supplier. It is a business area of Bunzl which, by concentrating on niche international markets, has been able to establish and develop strong positions in chosen product categories. Filtrona is segmented into Plastic Technologies and Fibre Technologies, each contributing similar levels of profits to Bunzl. Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products, as well as proprietary and customised plastic extrusions and packaging items for consumer products. Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

Filtrona will be chaired by Jeff Harris. Its Chief Executive will be Mark Harper who has headed Filtrona under Bunzl since 1996, and who will resign from the Bunzl Board following shareholder approval of the Demerger. Steve Dryden will be Finance Director of Filtrona, a position he has held within the Bunzl Group since 2002. Paul Drechsler, Adrian Auer and Paul Heiden have been appointed as non-executive Directors of Filtrona.

Filtrona will be listed on the London Stock Exchange and is expected to be classified within the FTSE Support Services sector and be a constituent company of the FTSE250 Index.

Following the Demerger, Bunzl will be a focused, international valued-added distribution and outsourcing Group with operations in North America, Europe and Australasia. Bunzl will be a leading supplier of a range of products, including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other industrial users.

Commenting on today's announcement, Anthony Habgood, Chairman of Bunzl, said:

'This demerger is a logical next step in the development of Bunzl. Both Bunzl and Filtrona have strong international market positions in their chosen areas of focus and a history of good growth and consistently high returns. Both are well-balanced companies with opportunities to continue to grow and have the management and financial strength to succeed. '

Also commenting on today's announcement, Mark Harper, Chief Executive of Filtrona, said:

'All of us within Filtrona are excited at the prospect of becoming a strong, independent public company. Filtrona is an international, market leading speciality plastic and fibre products supplier and as such is well positioned to continue its track record of success.'

Enquiries

Anthony Habgood, Chairman
David Williams, Finance Director

Filtrona plc Tel: 01908 359100
Mark Harper, Chief Executive
Steve Dryden, Finance Director

JPMorgan Cazenove Tel: 020 7588 2828
Julian Cazalet
Nick Garrett
Robert Constant

Finsbury Tel: 020 7251 3801
Roland Rudd
Morgan Bone

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, any shares in Filtrona plc ('Filtrona' or the 'Company'). This announcement (or any part of it) shall not form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any shares in Filtrona or any commitment whatsoever.

This announcement (i) does not constitute listing particulars, within the meaning of section 79 of the Financial Services and Markets Act 2000 ('FSMA'); (ii) does not, and does not purport to, comply with the provisions of the said section 79 or of the Listing Rules made by the UK Listing Authority pursuant to section 74 of FSMA (the 'Listing Rules'); and (iii) does not contain all of the information required to be contained in listing particulars published in accordance with the aforementioned provisions. You are referred to the Listing Particulars to be published by the Company on 17 May 2005 for a description of the Company, the businesses of the Filtrona group of companies (the 'Group') and certain risk factors relevant to the group.

This announcement contains various forward-looking statements regarding events and trends that are subject to risk and uncertainties that could cause the actual results and financial position of the company to differ materially from the information presented herein. Forward-looking statements include information concerning possible and assumed future results of the company's operations, earnings, economic conditions affecting the industries in which the company operates and demand and other aspects of the group's businesses. When used in this announcement the words 'estimate', 'project', 'intend', 'anticipate', 'believe', 'expect', 'should', and similar expressions, as they relate to the company or its management, are intended to identify such forward-looking statements, which speak only as of the date hereof. Filtrona undertakes no obligation to update publicly or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise save in respect of any requirement under English statutory law or the listing rules.

The distribution of this announcement in certain jurisdictions may be restricted by law, and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

The Filtrona shares to be distributed in connection with the demerger will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities law. Neither the SEC nor any US State Securities Commission has approved or disapproved the Filtrona shares or passed comment or opinion upon the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States.

JPMorgan Cazenove Limited (''JPMorgan Cazenove''), which is regulated in the UK by the Financial Services Authority, is acting exclusively for Bunzl plc and Filtrona plc and no one else in relation to the Demerger and Admission and will not be responsible to anyone other than Bunzl plc and Filtrona plc for providing the protections afforded to its customers or for providing advice in relation to the Demerger and Admission.


financial
express

Bunzl PLC
17 May 2005

PART II OF III

Bunzl plc

Proposed Demerger of Filtrona plc

Introduction

On 28 February 2005 Bunzl announced that it had decided it was the right time to demerge its successful Filtrona organisation from its growing and highly profitable Outsourcing Services business. Bunzl announces that documentation will today be sent to Bunzl Shareholders confirming full details of the proposed Demerger and separate listing of Filtrona plc ('Filtrona' or the 'Company').

The Demerger will establish Filtrona as a separately listed company. Bunzl will continue to be listed on the Official List and the London Stock Exchange's market for listed securities.

The Filtrona Shares are expected to commence trading on the London Stock Exchange and admitted to the Official List on 6 June 2005.

It is expected that, initially, both Bunzl and Filtrona will be constituents of the FTSE 250 Index. Bunzl will remain in and Filtrona will be part of the Support Services sector.

The Demerger is to be effected by Bunzl declaring a special dividend equal to the book value of Bunzl's shareholding in Filtrona International Limited, the intermediate holding company of the Filtrona Group. This special dividend will be satisfied on Demerger by the allotment and issue by Filtrona of Filtrona Shares to Bunzl Shareholders on the Bunzl share register at the Demerger record date on the basis of one Filtrona Share for each Bunzl Share held. This requires, amongst other things, the approval of Bunzl Shareholders by ordinary resolution at the Extraordinary General Meeting of the Company, to be held on 2 June 2005.

Immediately after the Demerger is effective, and upon admission of the Filtrona Shares to the Official List of the UK Listing Authority, the share capital of Filtrona will be consolidated on the basis of one consolidated Filtrona Share for every two non-consolidated Filtrona Shares and the share capital of Bunzl will be consolidated on the basis of seven consolidated Bunzl Shares for every nine non-consolidated Bunzl Shares.

Overall, as a result of the Demerger and the share consolidations described above, Bunzl Shareholders will receive:

14 consolidated Bunzl Shares and 9 consolidated Filtrona Shares

for every 18 non-consolidated Bunzl Shares held at the Demerger record date

In addition, shortly after the Demerger and the Filtrona share consolidation, it is proposed that the capital of Filtrona will be reduced in order to create distributable reserves in Filtrona. The reduction of capital was approved by a special resolution of the current Filtrona Shareholders on 13 May 2005, and is subject to the approval of the Court.

Background to and reasons for the Demerger

Since 1991 the structure of Bunzl has been simplified by selling businesses with weaker returns and relatively poor competitive positions and reinvesting the proceeds from these disposals to grow businesses where it has superior returns, good international competitive positions and the potential to grow. The pursuit of this strategy has resulted in Bunzl having two business streams, Outsourcing Services and Filtrona, both of which have these features but which have little or no commercial overlap between them. The Bunzl Board has therefore decided to separate these two fundamentally different component parts by demerging the Filtrona Business from Bunzl. Filtrona plc, the holding company of the demerged Filtrona Business, will be an independent public company, while Bunzl will

become a simpler organisation concentrating on the Outsourcing Services business stream. As such Bunzl will be a focused, international, value-added distribution and outsourcing Group.

The Bunzl Board believes that the Demerger will benefit Bunzl Shareholders as the separate businesses will be able to:

- focus on their own strategic objectives and develop appropriate organisations, structures and procedures to achieve these objectives;
- retain, motivate and recruit key personnel more effectively;
- develop appropriate capital structures and dividend policies; and
- develop their own focused investor base and access capital markets independently.

The Bunzl Board believes that shareholder value will be created through the Demerger and that Filtrona and Bunzl will be strong businesses in their own right, with good returns and good international competitive positions, and will prosper as separate listed entities.

Information on Filtrona

Summary description of Filtrona

General

Filtrona is an international, market leading speciality plastic and fibre products supplier. It is a business area of Bunzl which, by concentrating on niche international markets, has been able to establish and develop strong positions in chosen product categories. Filtrona is segmented into Plastic Technologies and Fibre Technologies, each contributing similar levels of profits to the Bunzl Group. Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products, as well as proprietary and customised plastic extrusions and packaging items for consumer products. Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices. Filtrona believes that many of the markets and segments within which it operates have the desirable combination of good growth potential and robust defensive qualities.

Across these niche international markets, Filtrona has a number of market leading blue chip customers including Altria (Philip Morris), Boeing, British American Tobacco, Carlsberg, General Electric, General Motors, Hewlett Packard, Nestle, Newell Rubbermaid, Reckitt Benckiser and Unilever. Filtrona's emphasis on innovation, quality and service underpins these long standing customer relationships.

Filtrona is a well invested global business, headquartered in the UK, with 40 manufacturing facilities, 32 distribution outlets and sales offices and three research facilities spread across 22 countries in the Americas, Europe and Asia. Filtrona employs some 5,200 people and its senior management comprises an international team of nine individuals who have an average experience in the business of nearly 10 years.

In 2004, under UK GAAP, Filtrona generated annual sales of £477.5 million (2003: £452.6 million), EBITDA of £74.3 million (2003: £71.3 million) and operating profit before goodwill amortisation of £54.2 million (after an allocation of Bunzl corporate costs) (2003: £51.1 million). Plastic Technologies generated sales of £241.5 million (2003: £224.1 million) and operating profit before goodwill amortisation of £33.8 million (2003: £28.6 million) with an EBITA margin of 14%. Fibre Technologies generated sales of £236.0 million (2003: £228.5 million) and operating profit before goodwill amortisation of £27.8 million (2003: £31.1 million) with an EBITA margin of 12%. Of the total sales in 2004, approximately 43% originated from Europe, 39% from North America and 18% from the rest of the world. As at 31 December 2004 Filtrona had net operating assets of £261.2 million and net debt of £120 million.

Application has been made for the Filtrona Shares to be admitted to the Official List and to the London Stock Exchange's market for listed securities. Filtrona is to be classified within the FTSE Support Services sector and is expected to be a constituent of the FTSE 250 Index.

Plastic Technologies

Plastic Technologies produces, sources and distributes protection and finishing

products.

Filtrona is a market leader in the substantial fragmented protection and finishing market supplying plastic caps and plugs for protecting and finishing industrial threads, pipes, flanges and tubes as well as parts to protect, restrain or insulate wires or electrical components. A broad product offering, sophisticated marketing and IT infrastructure, combined with an expanding international supply and distribution network, underpins its strengths in these low cost but critical components.

Filtrona is the global market leader in self-adhesive tear tape, which is used for the easy opening of fast moving consumer goods packaging (e.g. cigarettes and biscuits) as well as brand communication and security. The materials and printing technology, together with its international production and distribution capability, are the key sources of differentiation in a market where trends towards sophisticated value-added tapes for brand promotion, security and traceability are driving both volume and value growth.

Filtrona is also a supplier of extruded thermoplastic profiles, sheet and special tubing for a wide range of applications such as lighting, fencing, transportation, point of sale displays, refrigeration, medical supplies and traffic control. It is a market leader in the US and, through its Enitor business in the Netherlands, in Europe in its chosen product categories, where in these highly fragmented markets it benefits from economies of scale and broad distribution capability.

In addition Plastic Technologies, through Globalpack, is a market leading producer and supplier of packaging items for toiletries and cosmetics in the Brazilian market. Based in Brazil it supplies containers, closures and, through its joint venture Euro-Matic Filtrona, roll-on balls to the market leading producers of deodorant and cosmetic products.

Fibre Technologies

Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices.

In the niche special filters market, Filtrona is the independent global market leader. Filtrona expects that the increasing trend towards potentially reduced exposure products (PREPs), lower tar levels driven by legislation and higher value differentiated cigarettes will underpin strong growth in the special filters market.

Filtrona has utilised the bonded fibre capillary technology applied in the production of cigarette filters to develop enhanced manufacturing techniques for writing instrument ink reservoirs in which Filtrona is also now the global market leader. Bonded fibre technology has a wide variety of current and potential applications and Filtrona has a growing share of the medical diagnostic wick and reservoir market. It also supplies the wicks used in household fragrance products and is actively developing other commercial applications from this technology.

Strengths

Track record of profitable, cash generative growth

Filtrona's long term sales growth has been strong, with an average annual sales growth over the past 10 years of 11% (12% at constant exchange rates). This has been driven by strong organic growth, which over the last 10 years has averaged 5% per annum (based on separately identifiable businesses) on a constant exchange rate basis, supplemented by a series of strategic acquisitions.

Filtrona has achieved consistent double-digit EBITA margins during this 10 year period (11.4% for the year ended 31 December 2004 under UK GAAP). Filtrona believes that its commitment to customer service, technology leadership and geographic reach underpin this sustained margin and sales growth.

The business also has a strong track record of converting earnings into cash. Over the last three years Filtrona's cash conversion rate has averaged 73% despite significant investment in the business, particularly in 2004.

Favourable industry trends

Growth in demand for many of Filtrona's products and services is further enhanced by certain market dynamics.

In Plastic Technologies, the tear tape market is experiencing an increasing trend towards more sophisticated value-added tapes for brand promotion, security and traceability. Filtrona is well positioned to benefit from this trend both as the global market leader for self-adhesive tear tape and with its materials and printing technology. The trend towards supplier consolidation (i.e. the move by large businesses to reduce the number of suppliers which they use) within industrial markets is expected by Filtrona to continue to play to the strengths of the protection and finishing products business, which offers a wide and expanding product range. This trend is also likely to benefit Filtrona's extrusion business with its multi-site manufacturing capability. In Brazil roll-on deodorant products continue to take market share from more traditional packaging formats.

In Fibre Technologies there is an increasing trend within the cigarette industry towards utilising special filters, as major multi-nationals focus on key brands with a special filter which provide differentiation from their competition. Special filters, where Filtrona is the global market leading independent manufacturer, are estimated by Filtrona currently to represent 12% of the total cigarette filter market. Special filter volumes are expected by Filtrona to grow faster than the overall cigarette market as demand for lower tar levels continues to rise and as PREPs are introduced into the market. Investment in research and development has given Filtrona market leading capillary expertise which has driven product innovation in each of its key product lines. The development of the writing instrument market in Asia is accelerating and Filtrona is well positioned to serve this market from its new facility in Ningbo (near Shanghai), China.

Strong niche international market positions

Filtrona has strong positions within each of its niche markets, borne out by its world leading position in protection and finishing products, self-adhesive tear tape, special filters and certain bonded fibre components. The plastic profile and sheet market is significantly more fragmented but, within the US and the Netherlands where it is active, Filtrona is a leading supplier in its principal served markets. Through Globalpack, Filtrona has a strong market position in Brazil in packaging for the toiletries and cosmetics markets.

These leading positions within niche markets have enabled Filtrona to deliver high added value with excellent service from a position of being a low cost producer, thereby delivering attractive margins over a long period. Filtrona believes that high levels of customer service, innovation and technology leadership, rapidly developing IT and distribution infrastructure and investment in capabilities and people are key sources of differentiation.

Long term blue chip customer relationships

Filtrona has developed its business by maintaining a close relationship with a portfolio of blue chip customers who are successful market leaders within their respective markets. The high standards of service and supply demanded by such customers have helped to drive continuous improvement throughout Filtrona.

Filtrona enjoys long standing and strong customer relationships and manages large customers via a key account management structure. This enables customers' organisations to be accessed at different levels, thereby ensuring that Filtrona better understands and responds to their needs. Filtrona's senior management has developed and maintains close relationships with corresponding senior management in Filtrona's customers' businesses.

Well invested global infrastructure

Filtrona has a strong capital investment policy and has a well invested and efficient production, sourcing and supply infrastructure. This ensures not only the high product quality that customers demand but also the levels of service and geographic reach that provide an important differentiator compared with competitors. Filtrona has effectively leveraged individual locations by offering sister businesses the opportunity to use the existing infrastructure and management to exploit new opportunities in a fast and cost effective manner.

In Richmond (Virginia), Sao Paulo (Brazil), Bangalore (India) and Surabaya (Indonesia), existing Fibre Technologies locations have provided a base to accelerate the growth of the tear tape business. In Brazil Filtrona's protection and finishing products business outsources local requirements to Globalpack and in China Filtrona's protection and finishing products representative office is based at the fibre products facility in Ningbo. The experience of managing the extrusion facility in Monterrey (Mexico) has helped to facilitate a rapid and smooth start up of the new special filters facility there.

Experienced, stable management team

Filtrona's senior management comprises an international team of nine individuals who have an average experience in the Filtrona Business of nearly 10 years. Senior management combines strong manufacturing process and product development know-how with a detailed knowledge of customers' needs and hence excellent levels of service. The senior management team is supported by motivated and enthusiastic employees, which is evidenced by the low levels of staff turnover within the businesses.

Track record of successful acquisitions

Filtrona's management has extensive experience of integrating acquisitions. Over the last five years, Filtrona has acquired 15 businesses, and has spent £60 million (£55 million in Plastic Technologies, £5 million in Fibre Technologies) on acquisitions which have extended the global footprint, broadened the product offering within its chosen markets or provided access to key customers and leveraged Filtrona's low cost product supply base.

Filtrona is highly selective in the acquisitions it makes, focusing on high levels of returns. The consistently high level of return on capital employed that Filtrona has maintained, which has averaged 26% over the last three years, is indicative of Filtrona's ability to drive value from selective acquisitions.

Well positioned for future growth

Filtrona is well positioned for future growth. Key drivers of growth are expected to be:

- continued development of product lines in protection and finishing products and in plastic profile and sheet manufacturing;
- continued growth of brand promotion, security and track and trace opportunities;
- commercialisation of bonded fibre developments;
- new packaging formats at Globalpack driven by product innovation;
- the development of more sophisticated filter products for PREPs leading to further special filter manufacturing outsourcing decisions by tobacco manufacturers;
- continued growth of high value-added bonded non-woven fibre products;
- the recently built manufacturing facilities in lower cost locations coming fully on stream; and
- the emergence of Asia as a demand generator and source.

Strategy

Filtrona has pursued a consistent strategy of focusing its resources on niche international markets where it has, or can develop, a significant competitive advantage and which have good growth potential. The operations are strongly cash generative and have allowed complementary acquisitions to be funded out of internally generated cash.

Following the Demerger the Filtrona management team will continue this strategy independently, focusing on building Filtrona's core activities and achieving sustainable, profitable growth through organic investment and acquisitions, while maintaining its market leading positions and strong customer relationships.

The Filtrona business strategy is to continue to pursue the following:

- enhancement of competitive position in each line of business;
- expansion and adaptation of the global footprint;
- reduction of production costs;
- improvement of service and supply chain efficiency; and
- enhancement of the business through selective acquisitions.

Financial information

The table below summarises the trading record of Filtrona for the three years ended 31 December 2004.

	IFRS 2004 £m	UK GAAP 2004 £m	UK GAAP 2003 £m	UK GAAP 2002 £m
Sales	477.5	477.5	452.6	442.4
Operating profit (Note 1)	49.6	54.2	51.1	48.0
Profit on ordinary activities before				

Trading cash flow (Note 2)	30.7	30.7	44.4	36.4
Cash conversion rate	62%	57%	87%	76%
Capital employed	209.4	209.4	193.6	197.0
Return on capital employed	23.7%	25.9%	26.4%	24.4%

Notes

1 Operating profit is stated before charging interest, taxation and goodwill/ intangible amortisation
2 Trading cash flow is net cash inflow from operating activities less net cash outflow for capital expenditure

Financial commentary

Sales grew in 2004 and 2003 under UK GAAP by 5.5% and 2.3% respectively. At constant exchange rates sales growth for 2004 and 2003 was 12.2% and 5.6% respectively.

Under UK GAAP operating profit before goodwill amortisation grew by 6.1% and 6.5% in 2004 and 2003 respectively. At constant exchange rates, growth for 2004 and 2003 was 14.6% and 11.3% respectively.

Accounting under IFRS reduced 2004 reported profit on ordinary activities before taxation by a combination of recurring and non-recurring adjustments which total £2.1 million. Recurring adjustments were the expensing of share options and the non-amortisation of goodwill and the amortisation of other intangible assets. Expensed share option costs were £1.1 million in 2004 and the amortisation charge reduced from £3.0 million under UK GAAP to £0.5 million under IFRS.

Non-recurring IFRS charges in 2004 were:

(i) the reduction in the carrying value of the manufacturing facility in Germany. Under UK GAAP the £1.3 million charge was permitted to be offset against this facility's revaluation reserve (under IFRS it is charged tothe income statement); and
(ii) £2.2 million of fair value adjustments which were recognised in goodwill under UK GAAP have been charged to the income statement under IFRS.

Terms of the Demerger

The Demerger is to be effected by Bunzl declaring a special dividend equal to the book value of Bunzl's shareholding in Filtrona International Limited, the intermediate holding company of the Filtrona Group. This special dividend will be satisfied on Demerger by the allotment and issue by Filtrona of Filtrona Shares to the Bunzl Shareholders on the Bunzl share register at the demerger record date on the basis of one Filtrona Share for each Bunzl Share held. This requires, among other things, the approval of Bunzl Shareholders by ordinary resolution at the Extraordinary General Meeting to be held on 2 June 2005.

Immediately after the Demerger is effective, and upon Admission, the share capital of Filtrona will be consolidated on the basis of one consolidated Filtrona Share for every two non-consolidated Filtrona Shares and the share capital of Bunzl will be consolidated on the basis of seven consolidated Bunzl shares for every nine non-consolidated Bunzl Shares.

Overall, as a result of the Demerger and the share consolidations described above, Bunzl Shareholders will receive:

14 consolidated Bunzl Shares and 9 consolidated Filtrona Shares
for every 18 non-consolidated Bunzl Shares held at the Demerger record date

In addition, shortly after the Demerger and the Filtrona share consolidation, it is proposed that the capital of Filtrona will be reduced. This will create distributable reserves in Filtrona.

The Filtrona Shares and the consolidated Bunzl Shares are expected to commence trading on the London Stock Exchange and to be admitted to the Official List on 6 June 2005.

Filtrona Board

The Filtrona Board consists of the Chairman, Chief Executive, Finance Director and three non-executive Directors as follows:

Jeff Harris (aged 57) - Chairman

Mr Harris was appointed Chairman of Filtrona on 12 May 2005. He was Chairman of Alliance Unichem plc from 2001 to 2005, having previously been Finance Director of UniChem plc since 1986, Chief Executive since 1992 and Chief Executive of the enlarged Alliance UniChem plc since 1997. He is also a non-executive director Associated British Foods plc, Anzag AG and Bunzl.

Mark Harper (aged 49) - Chief Executive

Mr Harper joined Filtrona in 1986 and held a number of general management positions, including Managing Director of Moss Plastic Parts in Europe and President of Alliance Plastics in the US, before being appointed Managing Director of Filtrona in 1996. He was appointed to the Bunzl Board in 2004. On the Demerger becoming effective he will cease to be a director of Bunzl.

Steve Dryden (aged 37) - Finance Director

Mr Dryden was appointed Finance Director of Filtrona in 2002 and prior to that was Finance Director of a group of the Plastic Technologies businesses between 1999 and 2002 and Moss Plastic Parts between 1996 and 1998. Prior to joining Filtrona he worked in various finance positions in Rolls-Royce plc.

Paul Drechsler (aged 49) - non-executive Director

Mr Drechsler was appointed as a non-executive Director of Filtrona on 12 May 2005 and is the senior independent non-executive Director. He is Chief Executive of Wates Group, having been appointed in 2004. Prior to this, he spent 25 years at Imperial Chemical Industries plc where his experience included positions in Brazil, the Netherlands and the US and Chairmanship of the ICI pension fund. He was appointed to the ICI board as an executive director in 1999.

Adrian Auer (aged 56) - non-executive Director

Mr Auer was appointed as a non-executive Director of Filtrona on 12 May 2005. He was Group Finance Director of RMC plc from 2002 to 2005 and at Taylor Woodrow plc from 2000 to 2002. He was previously Finance Director of Admiral plc and SWALEC (South Wales Electricity). He is currently a non-executive director of Bespak plc and Foseco plc and is the non-executive Chairman of Readymix plc.

Paul Heiden (aged 48) - non-executive Director

Mr Heiden was appointed a non-executive Director at Filtrona on 12 May 2005. He has been the Chief Executive of FKI plc since 2003. Previously with Hanson plc, he moved to Rolls-Royce plc in 1992, becoming the director responsible for its Industrial Businesses in 1997, and Finance Director in 1999. He will resign from the Bunzl Board on the Demerger becoming effective, having been a non-executive director since 1998.

Filtrona current trading and prospects

In 2004 Filtrona again showed its strength as a global supplier of speciality products with excellent increases in sales and operating profit at constant exchange rates. The increases in the second half of 2004 were greater than those in the first and Filtrona has continued to trade strongly in 2005.

Filtrona expects Plastics Technologies to continue to grow as investments in marketing programmes, distribution infrastructure and new plant and equipment enhance its competitive position and capability.

In Fibre Technologies Filtrona expects growth to continue as new facilities in Mexico and China come fully on stream and sustained investment in research and development delivers new products and applications.

Filtrona's position as a leading supplier in the niche markets it serves and continued investment in lowering unit cost, improving service and supply chain efficiency, and in developing new products give Filtrona confidence that it will sustain its positive development. As a result the Filtrona Board is confident in the financial and trading prospects of Filtrona for the current financial year.

Filtrona dividends

Had the Demerger been effective throughout the year ended 31 December 2004, in the absence of unforeseen circumstances and taking into account the terms of the Demerger and the Filtrona Share Consolidation, the Filtrona Board would have recommended total dividends for the year ended 31 December 2004 of 5.9 pence per consolidated Filtrona Share.

Following the Demerger Filtrona will pursue a progressive dividend policy that will seek to provide growth in dividends per share while maintaining appropriate levels of dividend cover. It is expected that Filtrona will declare its first interim dividend at the time of its interim results, which will be announced on 30 August 2005, taking account of the performance of the Filtrona Business during the first half of 2005.

Post-Demerger Bunzl

Following the Demerger Bunzl will be a focused, international, value-added distribution and outsourcing Group with operations in North America, Europe and Australasia. Bunzl will be a leading supplier of a range of products, including outsourced food packaging, disposable supplies and cleaning and safety products for supermarkets, redistributors, caterers, food processors, hotels, contract cleaners, non-food retail and other industrial users.

Bunzl's management team has a strong record of producing consistent, long term sales and profits growth, with a high return on operating capital across the Outsourcing Services business. Outsourcing Services' distribution capability, extensive product offering and cost advantages have enabled Bunzl to grow in line with its customers' expansion and to increase market share. Organic growth has been further complemented by acquisitions to increase market presence in established markets and develop Bunzl's service offering in new and developing markets.

Following the Demerger, on a pro forma basis under IFRS, Bunzl would have reported sales of £2,438.5 million and operating profit before intangible amortisation of £173.8 million for the year ended 31 December 2004, with net assets of £382.1 million and net debt of £306.5 million at 31 December 2004.

Bunzl current trading and prospects

Growth in sales and operating profit in Outsourcing Services increased during 2004 with second half growth being greater than that in the first half. Renewed momentum in the US during the fourth quarter and the impact of achieving scale advantage across Europe and Australasia have continued during 2005.

North America is expected to continue to grow as a result of renewed momentum in acquisition activity and increased sales to higher growth areas such as redistribution, food processors, convenience stores and the jan/san market. Generally firm product prices, as a result of higher commodity input prices to suppliers, should prevent growth being eroded by deflation, certainly in the immediate future.

In Europe and Australasia growth is expected to continue as recent acquisitions are integrated into the business. Future acquisition activity is expected to expand Bunzl's geographic coverage and deepen its participation in existing markets. The cost savings and efficiency gains associated with Bunzl's increased scale should continue to deliver benefits.

Bunzl's strong focused competitive position in its international markets and its ability to enhance growth through acquisitions give it confidence that it will maintain its momentum and continue its positive development. As a result the Bunzl Board is confident in the financial and trading prospects of Bunzl for the current financial year.

Bunzl dividends

The Bunzl Board intends to declare an interim dividend at the time of Bunzl's interim results on 30 August 2005 in respect of the six months ending 30 June 2005, having regard to the performance of the Outsourcing Services business.

Bunzl Board changes

On 28 February 2005 the Company announced that the Bunzl Board will appoint Christoph Sander as Chief Executive of Bunzl on completion of the Demerger. Anthony Habgood will remain as Chairman. The role of Deputy Chairman will cease to exist on completion of the Demerger and Pat Dyer, currently Deputy Chairman, will retire from the Bunzl Board at the end of 2005. Mark Harper and Paul Heiden, who will join the Filtrona Board as Chief Executive and non-executive director respectively, will resign from the Bunzl Board on completion of the Demerger. The Bunzl Board will then constitute a Chairman, a Chief Executive and two other executive Directors, four existing independent non-executive Directors, of which Jeff Harris will continue to act as the senior independent director and, in addition, Pat Dyer, who will continue to serve as a non-executive director until the year end. Jeff Harris will also become Chairman

of Filtrona.

Extraordinary General Meeting

The documents to be posted to shareholders contain notice of an Extraordinary General Meeting of Bunzl for 10.00 a.m. on 2 June 2005, to be held at One Bunhill Row, London EC1Y 8YY.

At the Extraordinary General Meeting ordinary resolutions will be proposed:

(i) to approve the Demerger and the declaration of a special dividend in order to give effect to the Demerger;
(ii) to approve the Bunzl share consolidation
(iii) to authorise the Bunzl Directors to implement the Demerger and the Bunzl share consolidation; and
(iv) to update the Bunzl Directors' authority in relation to the purchase by Bunzl of its own shares

Timetable	2005
Extraordinary General Meeting of Bunzl	10.00 a.m. on 2 June
Latest time and date for transfers of Bunzl Shares to be registered in order for the transferee to be registered at the Demerger record date	9.00 p.m. on 3 June
Demerger record date	7.00 a.m. on 6 June
Expected effective date of Demerger, share consolidations, admission and commencement of dealings in Filtrona Shares and consolidated Bunzl Shares on the London Stock Exchange and crediting of Filtrona Shares and consolidated Bunzl Shares to CREST accounts	8.00 a.m. on 6 June

Analysts' meeting

There will be a presentation to analysts at 11.15 a.m. today at JPMorgan Cazenove, 20 Moorgate, London, EC2R 6DA. Coffee will be served from 10.45 a.m.

Enquiries

Bunzl plc Tel: 020 7495 4950

Anthony Habgood, Chairman
David Williams, Finance Director

Filtrona plc Tel: 01908 359100
Mark Harper, Chief Executive
Steve Dryden, Finance Director

JPMorgan Cazenove Tel: 020 7588 2828
Julian Cazalet
Nick Garrett
Robert Constant

Finsbury Tel: 020 7251 3801
Roland Rudd
Morgan Bone

This announcement shall not constitute or form any part of any offer or invitation to subscribe for, underwrite or otherwise acquire, or any solicitation of any offer to purchase or subscribe for, any shares in Filtrona plc ('Filtrona' or the 'Company'). This announcement (or any part of it) shall not form the basis of, or be relied on in connection with, any contract to purchase or subscribe for any shares in Filtrona or any commitment whatsoever.

This announcement (i) does not constitute listing particulars, within the meaning of section 79 of the Financial Services and Markets Act 2000 ('FSMA'); (ii) does not, and does not purport to, comply with the provisions of the said section 79 or of the Listing Rules made by the UK Listing Authority pursuant to section 74 of FSMA (the 'Listing Rules'); and (iii) does not contain all of the information required to be contained in listing particulars published in accordance with the aforementioned provisions. You are referred to the Listing Particulars to be published by the Company on 17 May 2005 for a description of the Company, the businesses of the Filtrona group of companies (the 'Group') and certain risk factors relevant to the group.

This announcement contains various forward-looking statements regarding events and trends that are subject to risk and uncertainties that could cause the actual results and financial position of the company to differ materially from the information presented herein. Forward-looking statements include information concerning possible and assumed future results of the company's operations, earnings, economic conditions affecting the industries in which the company operates and demand and other aspects of the group's businesses. When used in this announcement the words 'estimate', 'project', 'intend', 'anticipate', 'believe', 'expect', 'should', and similar expressions, as they relate to the company or its management, are intended to identify such forward-looking statements, which speak only as of the date hereof. Filtrona undertakes no obligation to update publicly or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise save in respect of any requirement under English statutory law or the listing rules.

The distribution of this announcement in certain jurisdictions may be restricted by law, and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdiction.

The Filtrona shares to be distributed in connection with the demerger will not be, and are not required to be, registered with the SEC under the US Securities Act or any US state securities law. Neither the SEC nor any US State Securities Commission has approved or disapproved the Filtrona shares or passed comment or opinion upon the accuracy or adequacy of this announcement. Any representation to the contrary is a criminal offence in the United States.

JPMorgan Cazenove Limited (''JPMorgan Cazenove''), which is regulated in the UK by the Financial Services Authority, is acting exclusively for Bunzl plc and Filtrona plc and no one else in relation to the Demerger and Admission and will not be responsible to anyone other than Bunzl plc and Filtrona plc for providing the protections afforded to its customers or for providing advice in relation to the Demerger and Admission.



Bunzl PLC
17 May 2005

PART III OF III

The following is a more detailed description of the Filtrona business:

INFORMATION ON FILTRONA

1. Overview

Filtrona is a business area of Bunzl plc, a UK listed, FTSE 100 Support Services company with a market capitalisation of approximately £2.3 billion. It is an international, market leading speciality plastic and fibre products supplier which is segmented into Plastic Technologies and Fibre Technologies, each contributing similar levels of profits to Bunzl. Plastic Technologies produces, sources and distributes protection and finishing products, self-adhesive tear tape and certain security products as well as proprietary and customised plastic extrusions and packaging items for consumer products. Fibre Technologies focuses on the production and supply of special filters for cigarettes and bonded fibre products such as reservoirs and wicks for writing instruments and printers, household products and medical diagnostic devices. Filtrona believes that many of the markets and segments within which it operates have the desirable combination of good growth potential and robust defensive qualities.

Across these niche international markets, Filtrona has a number of market leading blue chip customers including Altria (Philip Morris), Boeing, British American Tobacco, Carlsberg, General Electric, General Motors, Hewlett Packard, Nestle, Newell Rubbermaid, Reckitt Benckiser and Unilever. Filtrona's emphasis on value addition through innovation, quality and service underpins these long standing customer relationships.

Filtrona is a well invested global business, headquartered in the UK, with 40 manufacturing facilities, 32 distribution outlets and sales offices and three research facilities, spread across 22 countries in the Americas, Europe and Asia. Filtrona employs some 5,200 people and its international senior management team comprises nine individuals who have an average experience in the business of nearly 10 years.

In 2004 under UK GAAP, Filtrona generated annual sales of £477.5 million (2003: £452.6 million), EBITDA of £74.3 million (2003: £71.3 million) and operating profit before goodwill amortisation of £54.2 million (after allocation of Bunzl corporate costs) (2003: £51.1 million). Plastic Technologies generated sales of £241.5 million (2003: £224.1 million) and operating profit before goodwill amortisation of £33.8 million (2003: £28.6 million) with an EBITA margin of 14%. Fibre Technologies generated sales of £236.0 million (2003: £228.5 million) and operating profit before goodwill amortisation of £27.8 million (2003: £31.1 million) with an EBITA margin of 12%. Of the total sales in 2004, approximately 43% originated from Europe, 39% from North America and 18% from the rest of the world. As at 31 December 2004, Filtrona had net operating assets of £261.2 million and net debt of £120.0 million.

2. History

Filtrona's strong competitive position has been developed over the last 10 years through significant investment in new global production and service capabilities. Significant new facilities have been established in China (Plastic and Fibre Technologies), India (Plastic Technologies), Mexico (Plastic and Fibre Technologies), the US (Plastic and Fibre Technologies) and Venezuela (Fibre Technologies) ensuring that Filtrona is better able to supply its multi-national customers and target growth from developing economies. Joint ventures have also provided the filters business with access to the growing markets of the Middle East and central Asia and, more recently, joint ventures have been established in Plastic Technologies relating to the supply of roll-on deodorant balls in Brazil and patented track and trace technology in coated and security products. A number of complementary niche businesses have also been acquired enhancing Filtrona's product offering and geographical reach, including:

(i) the entry in 1996 into the self-adhesive tear tape market through the acquisition of Payne for debt free consideration of £43.2 million;

(ii) the addition of significant extra filter and bonded fibre technology and capacity in the US by the acquisition of American Filtrona Corporation in 1997 for £83.1 million (net of cash). This acquisition also added a significant extrusion business in the US to Filtrona's existing Plastic Technologies business and united the Filtrona brand name, which had not previously been available for use by Bunzl in the US;

(iii) the acquisition in 1998 of Enitor, a leading Dutch extruder with annual sales prior to acquisition of €16 million;

(iv) the purchase in 2000 of Davidson Plastics, a profile extrusion operation located in the US which had annual sales prior to acquisition of US$22 million, and Pexco, a specialist medical tubing extruder, which had annual sales prior to acquisition of US$7 million;

(v) the acquisition in 2003 of Baumgartner Fibertec, a Swiss based business engaged in the development, manufacture and supply of cigarette filters and capillary reservoirs which, prior to acquisition, had annual sales of CHF40 million; and

(vi) the purchase in 2004 for £19.2 million (debt free) of the Skiffy Group, based in the Netherlands, which provided expertise in the manufacture and supply of small nylon parts for protection and finishing applications and a significant additional number of potential new customers for the existing Plastic Technologies product range.

3. Products and end markets

3.1 Protection and finishing

(a) Products

Filtrona's protection and finishing products business is an international sourcing and supply group, sourcing a wide range of products and tooling, particularly from Asia, to supplement its own production of injection moulded and dip moulded vinyl products for general protection, electrical, fastening and finishing applications. It operates in Europe through its Moss Plastic Parts and Skiffy brand names, and in the US through Alliance Plastics and Moulding

Specialists.

These predominantly plastic components are low value but are critical to customers delivering their final product. Filtrona's position as a leading supplier in this fragmented substantial market is based on excellent service and a broad product offering.

Production facilities are located in the UK, the Netherlands, Mexico, the US and Brazil, with some 300 injection moulding machines. Filtrona has a broad industrial customer base, with over 59,000 customers in Europe and the Americas, including a large number of blue chip customers such as Carlsberg, General Motors and Parker Hannifin. No one customer represents more than 3% of turnover.

(b) Markets

Protection and finishing products include plugs and caps for holes, threads, corners, pipes and flanges which are used to protect customers' products during transit, processing and finishing. The market for such products is fragmented, with end users including the automotive, general engineering, white goods, pneumatics, hydraulics and oil and gas industries.

The products within the electrical range protect, space, restrain, insulate and position wires for a number of end markets, including capital goods, automotive, white goods and lighting. Fasteners include nylon rivets, latches, clips, washers, spacers and bushes and are also used in similar end markets.

Finishing components are used for adding functionality and completing tubular and extruded products. Typical applications include office or school furniture, hospital equipment, commercial catering equipment, machinery and cabinets.

The market for protection and finishing products is highly fragmented with many smaller competitors based in North America and Europe. Filtrona believes that none of these competitors can offer either the range or international supply capability of Filtrona.

(c) Sources of differentiation

The breadth of the customer base is a key strength of the business. Filtrona believes few competitors have the scale and supply chain competence to service economically so many customers with such an extensive range and that its distribution network, advanced IT systems and logistics capability provide real differentiation in the protection and finishing market.

Filtrona believes that, given the critical nature of these low cost components, the breadth of product offering and quality of service are also key differentiators. Filtrona's wide product range and quality of service are supported by an extensive library of approximately 20,000 moulds, catalogues in nine languages, 35,000 SKUs and a global logistics and manufacturing capability. Filtrona also uses sophisticated business to business marketing techniques to drive high rates of new customer acquisition.

(d) Growth drivers

Management is pursuing growth through continued investment in supply chain logistics and IT, as well as extending geographic coverage and the range of products offered. Filtrona's sourcing capability is growing rapidly for both finished products and tooling and a new representative office has just been established in China, located at the Filtrona Fibertec Ningbo facility.

Furthermore, given the fragmentation of the market, Filtrona believes there is ample scope for further selective value enhancing acquisitions.

3.2 Coated and security

(a) Products

Filtrona, under the brands Payne, Morane and Laminex, provides self-adhesive tear tape, coated film products and identity systems, cards and accessories. It has locations in the UK, US, Brazil, Germany, France, Spain, India, Indonesia and Singapore. Filtrona is in the process of consolidating the brands under the name of Payne. Filtrona also has a joint venture which owns patented technology for individual item level track and trace, otherwise known as ''pack DNA''.

Filtrona has pioneered the tear tape industry move away from wax tear tape to self-adhesive tape, which offers more efficient processing to its customers. Filtrona is now the global market leader in self-adhesive tear tape for easy opening, brand communication and security applications. Filtrona supplied over 29 million kilometres of tear tape in 2004 and has strong relationships with blue chip customers including Altria (Philip Morris), British American Tobacco, Kraft, Nestle and United Biscuits.

Through its brand Morane (to be rebranded as Payne Coated Film Products), Filtrona supplies coated film products for encapsulation, lamination, industrial and document security applications. Over the last 30 years, Filtrona has been supplying the film to create unique national identity cards, national voting cards and printed security passports for governments and agencies worldwide.

Under the Laminex brand (to be rebranded Payne Security), Filtrona supplies identity systems, cards and accessories for security, health and safety and promotional use.

Filtrona believes that FractureCode (its joint venture based in Denmark), which is currently undergoing a major trial with a leading blue chip consumer products company, is expected to become a high growth business. FractureCode has the potential to add value where customers require identification of items to an individual item level for track and trace and security applications.

(b) Markets

Tear tape is a product which allows consumers to open product packaging easily. It also provides a promotional medium for marketing to consumers and can carry various anti-counterfeit features.

The tear tape market is split between wax tear tape and self-adhesive tear tape. Wax tear tape requires the tape to be passed through a molten wax bath before being applied to the packaging medium. Self-adhesive tear tape requires no wax to adhere to the packaging, is faster to apply and results in lower machine downtime compared with the wax alternative..

The higher volume tear tape customers are to be found in the tobacco industry, which has recognised the easy opening ability of tear tape. Certain customers have taken advantage of the use of tear tape as a brand promotion tool and as a medium to carry anti-counterfeit security measures effectively.

Further market growth is dependent upon Filtrona persuading fast moving consumer goods customers (who specify the type of packaging for their product) of the benefits that tear tape can bring to their products.

A variety of other products form the balance of the coated and security product

portfolio. Items range from plastic sheet for laminating documents and simple PVC cards to higher value-added security documents and card identification systems.

Filtrona expects the market for individual item identification to grow rapidly, as is evidenced by the growth in RFID (radio frequency identification) chip applications. FractureCode is an individual item system which does not involve the high cost of an electronic chip and can be printed onto standard product packaging, including tear tape, labels and cartons.

In the tear tape market Filtrona's competitors are principally suppliers to the tobacco industry.

Competition in coated film products comes from a variety of European and US based manufacturers, with low priced competition from Korea and China.

(c) Sources of differentiation

Within the tear tape market, Filtrona seeks to differentiate itself from the competition through technology, innovation and its global supply infrastructure. Since pioneering self-adhesive tear tape, Filtrona has sought to maintain its technological advantage over the competition, both in terms of materials and processes. Recent innovations include the development of printing technology that significantly improves brand security and customer communication. Filtrona believes that the FractureCode track and trace technology is unique and can also be integrated into tear tape and other packaging media to provide further added value to customers.

Filtrona's global infrastructure provides a low cost, flexible source of supply as well as penetration into higher growth emerging markets.

As a leading UK supplier of coated films for document encapsulation, the Morane business is highly regarded for its high quality, comprehensive range and excellent service level. Laminex is well regarded for its robust software and its highly efficient identity card bureau service.

(d) Growth drivers

Filtrona expects the self-adhesive tear tape market to grow over the next few years, driven by enhanced usage for easy opening in consumer goods applications outside the tobacco industry, particularly in the US, and for enhanced brand protection and security within the tobacco industry. Filtrona is well positioned to benefit from this trend, not only as the market leader with an international presence, but also through its combination of proprietary materials and printing technology. Developments in digital print technology will also open up opportunities for the printing of unique sequential numbers or codes onto tear tape which can be used for consumer promotions.

The increasing focus on document security (e.g. drivers' licences, visas and passports) will enable the coated film products business to continue to develop value-added applications and Filtrona expects the identity card market to continue its growth path.

Filtrona believes that FractureCode is a new product and that the market has potential for strong growth.

3.3 Plastic profile and sheet

(a) Products

Filtrona is a leading supplier in the US and the Netherlands of extruded thermoplastic profiles, sheet and speciality tubes in its chosen product categories. The products are proprietary and custom made to exacting customer standards and are used for a wide range of applications such as lighting, fencing, transportation, point of sale displays, refrigeration, medical supplies, aerospace, and traffic control.

(b) Markets

Lighting products include thermoplastic lens wraps and sheet for fluorescent tube lighting for commercial, industrial and public sector applications. Filtrona is a leading supplier of these items in the US and Mexico.

Transportation products are made for aerospace and automotive customers. For example Filtrona's extruded profiles can be found inside the passenger cabins on many of Boeing's commercial aeroplanes. Filtrona also supplies extrusions which help in the positioning of passenger safety restraint systems. This market is growing as car manufacturers are increasingly offering multiple airbags as standard on their vehicles.

Filtrona is the leading US supplier of inserts for chain link fencing. This market has displayed growth assisted by the added emphasis on securing premises under the homeland security programme. Filtrona's national supply capability is critical to success in this market.

In the medical sector, Filtrona is an extruder of high quality medical tubes used in surgical procedures. Filtrona's customers are increasingly requiring extra value-added features to be supplied along with the standard extruded medical tubing. This includes secondary coiling, banding, solvent bonding and packaging, which Filtrona is well placed to supply, both technically and geographically.

Filtrona supplies the point of sale products that are used in store to hold the pricing information in place on the shelf and also delivers the high response levels expected by retailers to support their promotional campaigns. In the point of sale sector, major retailers are re-branding and updating their images and stores with the trend moving towards the opening of more ''super-centre'' type locations. Filtrona conducted a survey in September 2003 which estimated the size of this market for all plastic purchases at US$5.0 billion in the US. In both the US and the Netherlands, Filtrona has a particularly strong position in the scanning profile market where the expertise in multiple polymer extrusion is critical to success.

Filtrona's chosen markets are fragmented. The profile market, which represents over 90% of sales, is highly fragmented and is made up of much smaller local suppliers.

(c) Sources of differentiation

Filtrona benefits from economies of scale compared with its smaller, more local competitors, both in terms of its cost base and in terms of service, exemplified by its multi-point supply. In addition, investment in sophisticated IT systems enables it to manage its business and its customer relationships efficiently.

Filtrona has built up relationships with key blue chip customers in this market, including Boeing, General Electric, Hussman and Wal-Mart.

(d) Growth drivers

Management are driving growth through focusing on development of proprietary niche products and technologies in growing segments such as transportation, medical supplies and point of sale displays.

3.4 Consumer packaging

(a) Products

In its consumer packaging business, Globalpack, Filtrona has a market leading position in the Brazilian market as a producer of packaging for toiletries and cosmetic items. Based in Sao Paulo, Globalpack supplies containers, tubes, closures and, through its joint venture Euro-Matic Filtrona, roll-on balls to the market leading producers of deodorant and cosmetic products.

(b) Markets

Globalpack serves blue chip customers such as Avon, Johnson & Johnson, Natura and Unilever and has a unique position derived from the high level of innovative solutions provided to its customers. Globalpack supplies packaging using a range of processes including injection moulding, blow moulding, extrusion and printing and, as such, offers a full service range to its principal customers.

Globalpack, through Euro-Matic Filtrona, is the market leading supplier of roll-on deodorant balls in Brazil. This joint venture, combined with Globalpack's capability in producing bottles, housings and caps, has positioned it as the leading supplier of roll-on deodorant packaging in the Brazilian market.

The principal competitors to Globalpack are privately owned Brazilian companies and divisions of larger packaging groups.

(c) Sources of differentiation

Globalpack is the only Brazilian supplier with the capability to produce a full roll-on deodorant packaging set (i.e. container, ball, housing and cap). It has a full print capability for the decoration of tubes and containers and is known for innovation and quality.

(d) Growth drivers

The Brazilian cosmetics and toiletries market continues to expand with consumers' disposable incomes. Globalpack will continue to drive growth through the innovative new packaging formats it is able to offer the blue chip cosmetics and toiletries suppliers, both in Brazil and in the surrounding region.

3.5 Cigarette filters

(a) Products

Filtrona produces a wide range of filters from monoacetate to multi-segment special filters with novel mouthpieces and sophisticated adsorbent materials. Filtrona's special filters provide its customers with an opportunity to differentiate their products in the market relative to its competitors.

Fibre Technologies, with over 50 years of experience in the industry, is the largest independent producer of special filters for the cigarette market. It supplies cigarette filters to, among others, the top four global cigarette manufacturers, Altria (Philip Morris), British American Tobacco, Imperial Tobacco and Japan Tobacco International, which together represent some 44% of the cigarette market.

Filtrona has a relatively low share of the monoacetate market, as the larger tobacco companies tend to self-manufacture. Filtrona supplies cigarette filters into this market where multi-national customers require additional capacity or flexible production runs and to smaller independent cigarette manufacturers who do not wish to add complexity to their business. However, Filtrona believes the key area of differential advantage in its business is the supply of special filters.

Cigarette filter specifications are individual to brands, blends and manufacturers and are created to fulfil identified market niches. Filtrona's strategically positioned, well invested manufacturing facilities in 14 locations around the world ensure that filters are delivered in a timely and cost effective way to fulfil customer needs.

(b) Markets

The market for cigarette filters includes monoacetate filters and special filters.

Monoacetate filters are manufactured from paper wrapped cellulose acetate tow. Cellulose acetate tow is a white, virtually tasteless filling material which is bonded with a plasticiser.

In special filters, additives like carbon or menthol are combined with a monoacetate filter to change the taste of the cigarette smoke and the performance of the filters. Multiple filter sections can be combined together, with additives, to form a multi-segment filter, or the monoacetate filter can itself be modified to alter performance of the filter.

Filtrona estimates that standard monoacetate filters account for approximately 88% of the cigarette filters market, with special filters accounting for the remaining 12%. The special filters share has grown from 11.7% of filtered cigarettes in 2003 to 12.2% in 2004.

The principal competition for Filtrona is from cigarette companies choosing to manufacture their filters in-house. Filtrona believes that its expertise, technology, innovation, low cost production footprint and high quality customer service offers an advantage over self-manufacture of special filters and this has been recognised by the major tobacco manufacturers who source from it. While occasionally some volume is taken back in-house by its customers, historically Filtrona has been able to offset these movements through new outsourced business from within its current customer base.

(c) Sources of differentiation

A global footprint is an important source of differentiation within the special filters market. Filtrona has operations in 14 locations spread across the world, with two in the US, one in Mexico, three in South America, four in Europe and four in the Middle East and Asia. This provides a low cost, flexible source of supply as well as important penetration into the higher growth emerging markets.

Technology, innovation and manufacturing flexibility are also important differentiators in the cigarette filters market. Filtrona's commitment to research and innovation is underlined by the operation of the Technology Centre in the UK. The Technology Centre was designed to bring together laboratory services, product development, materials testing and process engineering in one facility. Together these disciplines help Filtrona to research and source the best available materials and develop filter production techniques for use in its

plants throughout the world.

(d) Growth drivers

Filtrona's multi-national tobacco customers require Filtrona to supply special filters to support their brands in their chosen end use markets, but particularly in Russia, Japan, South Korea and Venezuela, where special filters have either a leading or rapidly growing market share. Filtrona provides a flexible service that can support the strong growth profile that a successful brand requires.

Filtrona customers also recognise the expertise that Filtrona has in the supply of special filters and are increasingly looking to outsource production in return for a simplification of their business and a reduction in their total costs.

Cigarettes with multi-segment filters are expected to account for a growing share of the future cigarette market. Filtrona is ideally placed to offer such filters to its global customer base and Filtrona believes that this represents a significant future opportunity.

3.6 Bonded fibres

(a) Products

Filtrona, under the Fibertec brand, supplies bonded fibre structures for use as functional components in consumer and industrial products including those shown in the table below. The facilities for the bonded fibre products are located in Richmond, Virginia (US), Reinbek (Germany) and Ningbo (China), although the markets for these products are global.

Filtrona believes that it is the market leader in its primary market of bonded fibre ink reservoirs for high quality roller ball and fine liner pens, markers and highlighters. From this base Filtrona has expanded into wicking, filtration and absorptive components for medical devices, absorptive media and ink transfer wicks for inkjet printers, ink cartridges and other imprinting machines. It is also growing strongly in household product applications for bonded fibres, such as air fresheners and insect repellents.

The table below shows some of the applications for Filtrona's core competence of capillary transfer science, as well as the key products for which Filtrona supplies components.

Product categories	Applications
Writing instruments	Roller ball pens Fine liner pens Markers Highlighters
Printing systems	Ink transfer wicks for inkjet printers Cartridges for inkjet printers Other imprinting machines
Medical devices	Diagnostics - detection of disease and conditions Life Sciences - bench top research in DNA/RNA Biotechnology - downstream processing Medical - directly treating or managing conditions
Household products	Air fresheners (bathroom, aromatherapy, cars) Insecticide/repellent dispensing (electrically heated)

(b) Technology

Capillary transfer science is the basis for many of the performance features and product functions of Filtrona's bonded fibre products. Capillary action is the means by which fluid moves through porous channels within a medium due to surface tension.

Knowledge of the properties of the relevant fluid as well as the media substrate enables Filtrona to model capillary behaviour and to design bespoke transfer systems for a wide array of applications.

Filtrona has invested heavily in process equipment to lower the unit cost of production and is planning to relocate some of this equipment to China to exploit the regional market.

Bonded fibre products are highly adaptable to meet fluid transfer and storage requirements. Selection of a given fibre composition and structure can be made to optimise function and fit.

Bonded fibre products can provide one way or two way fluid transfer. A reservoir for printer cartridges, for example, must be able to be quickly filled, safely contain ink without leakage and release on demand over the product life cycle.

Bonded fibre products may also serve as wicks, transferring fluids from one substrate to another using capillary action.

(c) Markets

In Western Europe and North America, the market for ink reservoirs is relatively mature. However in the new developing economies in Asia and the Far East, ink reservoirs represent a growth market in which Filtrona has a strong position.

Filtrona's assessment of the competition in the medical and household products markets is that it stems from alternative solutions rather than alternative fibre component suppliers.

(d) Sources of differentiation

Filtrona believes that long term investment in capillary fibre research has yielded industry leading technology and Filtrona is recognised as a leading innovator in the continuous bonding of fibres. Since its foundation in 1954, the business has patented more than 60 products in the US alone. This emphasis on focused innovation is a key differentiator in this market. Filtrona has a truly international supply position with customers on every continent supplied from Filtrona Fibertec's existing European and US facilities and its new Chinese operation. Filtrona believes that no other competitor can match Filtrona Fibertec's global reach and service level.

(e) Growth drivers

Growth is driven both through a combination of product innovation and expanding the use of existing technologies to provide new applications such as wicks and reservoirs for in vitro medical devices where Filtrona is now a leading provider. The new product development pipeline contains a number of significant products and applications in ink reservoirs, medical diagnostics, medicine dispensing and diesel filtration.

The new Filtrona Fibertec facility in Ningbo, China offers a dual benefit of being a low cost source of production as well as providing access to a growing local market.

4. Joint ventures

4.1 Plastic Technologies

In 2000 Globalpack, Filtrona's consumer packaging business in Brazil, established a joint venture with Euro-Matic, a leading international manufacturer of plastic balls for a variety of applications, in order to manufacture and supply roll-on deodorant balls. Combined with Globalpack's ability to produce bottles, housings and caps, Euro-Matic Filtrona has helped position Globalpack as the leading supplier of roll-on deodorant packaging in the Brazilian market.

In 2002 Filtrona established a Danish based joint venture, FractureCode Corporation with ITO Technologies, in order to develop a new technology in conjunction with Filtrona's existing self-adhesive tear tape business Payne. FractureCode is a patented process which can apply a unique identifying mark to tear tape or other packaging media with a randomly printed code, which enables customers to mark their products individually in such a way that they can be tracked throughout the distribution chain. It can also be used as a brand authentication device as it is very difficult to replicate. Initial trials of FractureCode, which has not yet been used in commercial production, have been encouraging.

4.2 Fibre Technologies

Most of Filtrona's cigarette filters businesses are wholly-owned. However the filter businesses in Thailand, India and Jordan are operated through joint venture companies Filthai Company Limited, ITC Filtrona Limited and Filtrona Jordan respectively. Based in Bangkok, Filthai was established in the 1970s and manufactures and supplies monoacetate and special filters principally to the Thai market. ITC Filtrona was formed in 1993 in Bangalore to supply monoacetate filters to the local Indian market. Filtrona Jordan was set up in 1995 and is based near Amman, from where it manufactures and supplies monoacetate filters for both the local domestic market and exports. Together these companies accounted for less than 10% of Filtrona's total cigarette filter sales in 2004.

5. Summary financial information

5.1 Trading information

The table below summarises the trading record of Filtrona for the three years ended 31 December 2004.

	Year ended 31 December			
	IFRS 2004	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
	£m	£m	£m	£m
By business segment				
Sales:				
Plastic Technologies	241.5	241.5	224.1	224.1
Fibre Technologies	236.0	236.0	228.5	218.3
Total	477.5	477.5	452.6	442.4
Operating profit *				
Plastic Technologies	33.2	33.8	28.6	28.2
Fibre Technologies	23.9	27.8	31.1	29.2
Corporate activities	(7.5)	(7.4)	(8.6)	(9.4)
Total	49.6	54.2	51.1	48.0
By geographical origin**				
Sales:				
Europe		203.2	183.7	171.0
North America		187.8	193.2	202.1
Rest of the world		86.5	75.7	69.3
Total		477.5	452.6	442.4
Operating profit *				
Europe		23.2	21.8	20.8
North America		22.6	24.3	24.4
Rest of the world		15.8	13.6	12.2
Corporate activities		(7.4)	(8.6)	(9.4)
Total		54.2	51.1	48.0

* Before goodwill/intangible amortisation
** Disclosure not required under IAS 14

5.2 Profit and loss - by business segment

(a) Plastic Technologies

Plastic Technologies sales were flat in 2003 compared with 2002 and grew by 7.8% in 2004 (at constant exchange rates, 4.3% and 14.7% respectively). 2004 benefited from nine months of the Skiffy acquisition. The organic sales growth in 2004 at constant exchange rates was 11.3%.

On a UK GAAP constant exchange rates basis, operating profit before goodwill amortisation increased by 6.3% in 2003 and increased by 25.7% in 2004. The acquisition of the Skiffy business was projected at the time of acquisition to contribute £1.8 million in 2004. Filtrona's post-acquisition focus has improved Skiffy's profit to £2.3 million in 2004. Organic operating profit before goodwill growth at constant exchange rates for Plastics Technologies on a UK GAAP basis was 19.0% in 2004. The return on sales improved as a result of the increased focus on current and new proprietary product ranges within Plastic Technologies.

(b) Fibre Technologies

Fibre Technologies sales grew by 4.7% in 2003 and 3.3% in 2004 (at constant exchange rates, 6.9% and 9.7% respectively). 2004 benefited from the full year effect of the Baumgartner Fibertec acquisition which contributed sales of £15.7 million in 2004, compared with £3.3 million for the three months in 2003. Excluding the impact of acquisitions, organic sales growth at constant exchange rates was 5.2% in 2003 and 4.0% in 2004.

On a UK GAAP constant exchange rates basis operating profit before goodwill

amortisation increased by 9.0% in 2003 and fell by 4.1% in 2004. The 2004 reduction in operating profit was due to price positioning both in advance of volume growth and lower cost manufacture as well as the Baumgartner Fibertec business, which was loss making on purchase but achieved breakeven in 2004.

5.3 Profit and loss - by geographical origin

Both Plastic Technologies and Fibre Technologies operate throughout the world. Sales to the rest of the world segment (i.e. excluding Europe and North America), which include many of the lower cost manufacturing regions, have grown as a proportion of the whole from 15.7% in 2002 to 18.1% in 2004.

5.4 Corporate activities

Corporate activities include the Filtrona business area central costs and a proportion of Bunzl's central costs allocated on a basis reflecting the proportion of those resources consumed by Filtrona. Filtrona believes that the level of central costs in 2004 is representative of the resources required to run an independent public company.

5.5 Cash flow and return on capital

	Year ended 31 Decmeber			
	IFRS 2004	UK GAAP 2004	UK GAAP 2003	UK GAAP 2002
	£m	£m	£m	£m
Operating profit (Note 1)	49.6	54.2	51.1	48.0
Trading cash flow (Note 2)	30.7	30.7	44.4	36.4
Cash conversion rate	62%	57%	87%	76%
Capital employed	209.4	209.4	193.6	197.0
Return on capital employed	23.7%	25.9%	26.4%	24.4%

Notes
1 Operating profit is stated before charging interest, taxation and goodwill/intangible amortisation.
2 Trading cash flow is net cash inflow from operating activities less net cash outflow for capital expenditure.

5.6 Cash flow

Under UK GAAP the cash conversion rate averaged 73% over the last three years. In 2004 net capital expenditure increased by £9.1 million to be £13.3 million in excess of depreciation to invest in new facilities in Mexico and China to support the exploitation of new business opportunities. Working capital increased by £9.4 million in 2004 to support business growth and service enhancements through local stock availability of existing and new products.

5.7 Return on capital

Inventory has increased throughout the period to support business growth and service enhancements through local stock availability of existing and new products. Debtors' average payment days increased from 47 to 49 days reflecting longer supply chains and growth in export markets with longer payment terms. Return on capital employed moved forward in 2002 and 2003 before dipping slightly in 2004. This was due to price positioning in Fibre Technologies in advance of both volume growth and lower cost manufacture, as well as the impact of the Baumgartner Fibertec acquisition, although partially offset by strong proprietary product growth in Plastic Technologies.

6. Strategy and execution

6.1 Overview

Filtrona's strategy is to continue to grow profitably through investing organically and by acquisition in selected niche international markets within Plastic Technologies and Fibre Technologies. Within each business segment it is continually seeking to enhance its competitive position through product innovation, strengthen its sourcing and distribution capability, expand and adapt its global footprint to enhance its supply chain and reduce cost and invest in IT, people and production capability to deliver superior customer service and value.

6.2 Enhance competitive position through innovation

Filtrona believes that its robust competitive positions will be enhanced through the continued development of its product offering both from own manufacture and external sources. In each of the lines of business there will continue to be focus on product innovation and range development. In some of the businesses this will be driven by the established research and development functions and in others by further developing product management and sourcing functions.

Historically Filtrona has been able to use established locations within one line of business to offer rapid, low cost market entry for other businesses through overhead sharing. There are many examples of this within Filtrona, such as tear tape operations in cigarette filters and bonded fibres facilities, enabling the exploitation of new opportunities and servicing customers more quickly and cost effectively than competitors can achieve. This approach will continue as a key component of enhancing competitive positions rapidly.

6.3 Expand and adapt the global footprint to improve supply chain and reduce cost

Filtrona has a comprehensive production and distribution footprint which can be flexed to respond to customers' needs, whether they be product, cost or supply chain driven. Filtrona has a well invested machinery base that is flexible and relocatable. The current manufacturing locations are:

(i) Americas - Brazil, Mexico, Paraguay, US and Venezuela;

(ii) Europe - France, Germany, Italy, the Netherlands, Switzerland and the United Kingdom; and

(iii) Middle East and Asia - India, Indonesia, Jordan, Thailand and a recently completed facility in China.

The recent investment by the filters business in Monterrey, Mexico was assisted by the prior experience that Filtrona had developed from the plastic profile and sheet business that has operated there since 2000.

Similarly the recent investment in the Chinese facility is expected to accelerate the growth not only of the bonded fibre business but also the protection and finishing and the coated and security businesses in China.

6.4 Reduce production costs

Filtrona seeks to reduce its production costs through a combination of:

(i) standardisation of operating policies and procedures including health and safety, environment and human resources;

(ii) standardisation of production equipment and information systems;

(iii) continued investment in a competitive manufacturing base with the latest high output machinery and tooling located in low unit labour cost locations; and

(iv) a lean organisation with competent, well trained and experienced people.

6.5 Continue to enhance supply chain capability

Filtrona seeks to achieve supply chain and service excellence to add increased value to customers. Recent examples of this process are the opening of new warehousing arrangements in Russia and Korea to serve cigarette filter customers in these markets more effectively. These arrangements have not only facilitated just-in-time supply, they have also enabled customers to reduce inventories and to avoid the administration associated with importing products.

Filtrona will continue to build its distribution capability and geographic spread to assist growth. The recent opening of a new protection and finishing products distribution centre to serve the Czech Republic market follows on from the successful establishment of a distribution centre in Poland.

IT investment will continue to play a critical role in service enhancement. The enterprise resource planning packages in place have delivered significant improvement from the application of new technologies in areas such as finite scheduling and bar coding and business relationship management modules are in the process of implementation.

6.6 Selective acquisitions

Filtrona has made a number of selective acquisitions which have either strengthened a core competence, added geographic scale, brought new products into the portfolio or a combination of all three. There continues to be a number of acquisition targets which Filtrona believes could supplement its underlying growth rate, and Filtrona plans to recruit a corporate development executive to increase the focus on this activity.

7. Sales, marketing and purchasing

The sales, marketing and purchasing teams in Filtrona are based in the operating businesses and report through the senior management executive. Filtrona believes it is critical to maintain this commercial focus within each line of business.

In Plastic Technologies larger customers are served by a key account structure. Smaller customers are reached through the marketing programme and a rapid sample service. Ultimately they are served by efficient telesales, internet or fax order entry.

In Fibre Technologies the relatively large size of the customers supports a key account approach that is closely linked to product development.

Filtrona's top 10 customers represent 34% of Filtrona's sales, but the fifth largest customer represents less than 2%. The principal area of customer concentration is within the tobacco industry. Filtrona believes that differentiated products and a low cost supply chain mitigate the concentration risk.

The major element of supplier concentration again falls within the tobacco industry and relates specifically to the suppliers of cellulose acetate tow for cigarette filter production. This is a market served by five principal global suppliers all of whom supply Filtrona. The top 10 suppliers to Filtrona account for 53% of raw material purchases.

Filtrona considers that alternative sources of supply exist for all major raw materials. These major materials include acetate tow, filter paper, polyester yarns, polypropylene film and various readily available engineering and commodity polymers.

8. Research and development

Filtrona's worldwide R&D centre for the cigarette filters business is based in Jarrow in the UK and supports R&D activities on both proprietary and customer developments. Filtrona expects that by the end of 2005 its dedicated filters R&D team will comprise 40 personnel. R&D is undertaken to identify solutions for producing new additives and product styles to assist customers in the selective reduction of smoke constituents, to develop lower cost production techniques and to develop new filter styles.

Fibertec's worldwide R&D is centred in Richmond, Virginia (US), with some limited development work occurring in Reinbek (Germany). Fibertec's dedicated R&D group focuses approximately 80% of its effort on customer driven projects and 20% on core technology projects. Principal research areas are in developing the knowledge and processes in the production of non-woven bonded fibres to give materials with different capillary transfer rates that support the identified needs in the current and prospective customer base.

In coated and security products, the global R&D centre and print studio is located at the Nottingham (UK) site where new print and security features are developed. The FractureCode joint venture is responsible for its own software and application development.

Within the other lines of business the focus is on development rather than research. Development is driven by a combination of product marketing and engineering, resulting in either in-house development or outsourcing of the products concerned.

9. Further investment considerations

Filtrona's business, financial position, results of operation, growth, strategies or dividend policy could be materially adversely affected by risks, including any of those set out below. These risks could also have an adverse effect on the trading price of the Filtrona Shares.

(i) Fluctuations in exchange rates

Filtrona may be adversely affected by fluctuations in exchange rates. The consolidated results of Filtrona's operations are accounted for in pounds sterling but the majority of Filtrona's sales are made and income earned in US dollars and other foreign currencies. Movements in exchange rates used to translate foreign currencies into sterling may have a significant impact on Filtrona's reported results of operations from year to year. This has been most noticeable recently in subsidiaries based in the US, due to the weakening of the US dollar against sterling, and has adversely affected the consolidated results

in sterling in the 2002, 2003 and 2004 financial years.

(ii) Effective tax rate

The most recent effective tax rate for Filtrona is close to 31%. This rate is not indicative of the future as the capital structure of Filtrona after the Demerger will be different from the historic capital structure. The future effective tax rate is likely to be higher and equate more closely to the statutory tax rates of the countries in which Filtrona's principal operations are located.

(iii) Ability to complete acquisitions and successfully integrate operations of acquired businesses

A portion of Filtrona's historic growth has been achieved through the acquisition of businesses. The rate of any future growth that Filtrona may achieve may in part be dependent on making additional acquisitions. Whilst Filtrona has in the past made and successfully integrated a number of acquisitions, there can be no assurance that Filtrona will be able to identify, complete and integrate successfully suitable acquisitions in the future.

(iv) Relationship with the tobacco industry

A significant part of Filtrona's business relates to the supply of cigarette filters and tear tape to manufacturers in the tobacco industry. Accordingly the future performance of Filtrona's cigarette filters and tear tape businesses may be affected by changes in conditions within those sections of the tobacco industry which they supply, such as changes in consumption of cigarettes, changes in demand for different types of cigarette and changes in regulations affecting cigarettes. Whilst Filtrona has no history of involvement in tobacco related litigation, it could be adversely affected by the incidence of such litigation. Filtrona has no reason to believe that regulation specific to the tobacco industry is likely to cause a material adverse change in demand for its cigarette filters and tear tape.

(v) Product liability claims

Like any other manufacturer, Filtrona faces the inherent risk of exposure to product liability claims if the products Filtrona supplies fail to meet specification or the required standard. Filtrona has, and Filtrona believes that the companies it has acquired have had, product liability insurance at levels thought to be appropriate in relation to the products manufactured or sold by Filtrona, with the exception of cigarette filters, for which product liability insurance, as for other cigarette components, is not available. However, there can be no guarantee that this insurance will continue to be available at reasonable cost or at all, or will be adequate to cover product liability claims against Filtrona. If Filtrona does not have adequate insurance, product liability claims and costs associated with product recalls, including loss of business, could have a material adverse effect on Filtrona's business, operating results and financial position. Filtrona is not and has not been a party to or otherwise involved in any litigation in relation to its cigarette filters.

(vi) Unfavourable economic conditions or other developments and risks in the countries in which Filtrona operates

Filtrona's business strategy has involved and continues to involve manufacture in low cost production locations. Filtrona may be adversely affected by political and economic conditions in some of these production locations. Transition towards these locations may also give rise to other execution risks normally associated with such moves, including delays to the start of production and the establishment of new distribution channels and other unforeseen factors.

(vii) Disruption to distribution or production facilities and information systems

Filtrona would be adversely affected if there was a significant failure of one or more of its major distribution or production facilities or of a major part of its supply chain. Disruptions may be caused by industrial disputes, fire, information systems disruption or other material business disruption. Many of the manufacturing processes of Filtrona are carried out in more than one location and hence Filtrona has the ability to mitigate this risk in part by meeting production requirements with the use of alternative manufacturing sites.

(viii) Customer base

In some of Filtrona's businesses the market, and hence the customer base, is relatively concentrated. This is true primarily of Filtrona's cigarette filter and tear tape businesses. Should the customers of Filtrona in those businesses decide to satisfy their requirements internally or from other suppliers, and if Filtrona were unable to win other customer orders, this could result in a significant loss of business and a resulting adverse effect on Filtrona's operating results. In the cigarette filter business, there does not appear to be a clear trend among customers as both self-manufacture and outsourcing decisions have occurred in recent years.



COMPANY DETAILS





Name & Registered Office:
FILTRONA PLC
AVEBURY HOUSE
210-209 AVEBURY BOULEVARD
MILTON KEYNES
BUCKINGHAMSHIRE MK9 1AU

Status: Active

Company No.: 05444653

Date of Incorporation: 05/05/2005
Country of Origin: United Kingdom

Company Type: Public Limited Company
Nature Of Business (SIC(92)):
None Supplied

Accounting Reference Date: 31/05
Last Accounts Made Up To:
Next Accounts Due: 05/12/2006
Last Return Made Up To:
Next Return Due: 02/06/2006

Mortgage: Number of Charges: (0 outstanding / 0 satisfied / 0 part satisfied)

Previous Names

No previous name information has been recorded over the last 20 years.



COMPANY FILING HISTORY



Company Number: 05444653
Company Name: FILTRONA PLC

Use the tick boxes to select documents from the list below.
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Exclude Allotment Of Shares **Order**

Select	Type	Date	Description
	RES10	12/05/2005	DISAPP PRE-EMPT RIGHTS 06/05/05; AUTH ALLOT OF SECURITY 06/05/05
	88(2)R	12/05/2005	AD 06/05/05--------- £ SI 50000@1=50000 £ IC 2/50002
	CERT8	06/05/2005	AUTHORISATION TO COMMENCE BUSINESS AND BORROW
	117	06/05/2005	APPLICATION COMMENCE BUSINESS
	NEWINC	05/05/2005	INCORPORATION DOCUMENTS CERTIFICATE OF INCORPORATION STATEMENT OF DIRECTORS & REGISTERED OFFICE DECLARATION OF COMPLIANCE MEMORANDUM OF ASSOCIATION ARTICLES OF ASSOCIATION

FILE COPY



DIEU ET MON DROIT

CERTIFICATE OF INCORPORATION

OF A PUBLIC LIMITED COMPANY

Company No. 5444653

The Registrar of Companies for England and Wales hereby certifies that

FILTRONA PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 5th May 2005



N05444653I



REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House
— for the record —

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

12

Declaration on application for registration

5444653

Company Name in full FILTRONA PLC

I, BINISH RAZI

of SLAUGHTER AND MAY

† Please delete as appropriate.

do solemnly and sincerely declare that I am a [Solicitor engaged in the formation of the company][~~person named as director or secretary of the company in the statement delivered to the Registrar under section 10 of the Companies Act 1985~~] † and that all the requirements of the Companies Act 1985 in respect of the registration of the above company and of matters precedent and incidental to it have been complied with.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature B. Razi

Declared at LINKLATERS, ONE SILK STREET, LONDON

	Day	Month	Year
On	05	05	2005

❶ Please print name.

before me ❶ KAREN ROBBINS

Signed [signature] **Date** 5 May 2005

†A ~~Commissioner for Oaths or Notary Public or Justice of the Peace or~~ Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
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for companies registered in Scotland **DX 235 Edinburgh**

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CHFP025

Notes on completion appear on final page

10

First directors and secretary and intended situation of registered office

5444653

Company Name in full FILTRONA PLC

Proposed Registered Office Avebury House
(PO Box numbers only, are not acceptable) 210-209 Avebury Boulevard

Post town Milton Keynes

County / Region Buckinghamshire Postcode MK9 1AU

If the memorandum is delivered by an agent for the subscriber(s) of the memorandum mark the box opposite and give the agent's name and address. X

Agent's Name Trusec Limited

Address 2 Lamb's Passage

Post town London

County / Region Postcode EC1Y 8BB

Number of continuation sheets attached 1

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London


LD1
COMPANIES HOUSE
C002
05/05/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Secretary (see notes 1-5)

Company name: FILTRONA PLC

NAME *Style / Title: | *Honours etc:

* Voluntary details

Forename(s):

Surname: TRUSEC LIMITED

Previous forename(s):

Previous surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††: 2 Lamb's Passage

Post town: London

County / Region: London | Postcode: EC1Y 8BB

Country: UK

I consent to act as secretary of the company named on page 1

FOR AND ON BEHALF OF TRUSEC LIMITED

Consent signature [signature] DIRECTOR SECRETARIES **Date** 5/5/05

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title: Mr | *Honours etc:

Forename(s): Stephen William

Surname: Dryden

Previous forename(s): N/A

Previous surname(s): N/A

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††: 1 Claydon Grove

Hatton Park

Post town: Warwick

County / Region: Warwickshire | Postcode: CV35 7UF

Country: UK

Date of birth (Day Month Year): 19 03 1968 | **Nationality**: British

Business occupation: Finance Director

Other directorships: See attached sheet

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 5/5/05

Company Secretary (see notes 1-5) **Form 10 Continuation Sheet**

CHFP025

Company name	FILTRONA PLC
NAME *Style / Title	
*Honours etc	
Forename(s)	
Surname	
Previous forename(s)	
Previous surname(s)	
Address ††	
Post town	
County / Region	
Postcode	
Country	

* Voluntary details

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address

I consent to act as secretary of the company named on page 1

Consent signature | **Date**

Directors (see notes 1-5)
Please list directors in alphabetical order

NAME *Style / Title	Mr
*Honours etc	
Forename(s)	Paul Nicholas
Surname	Hussey
Previous forename(s)	N/A
Previous surname(s)	N/A
Address †† [X]	Bunzl plc
	110 Park Street
Post town	London
County / Region	
Postcode	W1K 6NX
Country	UK
Date of birth (Day Month Year)	11 01 1959
Nationality	British
Business occupation	Solicitor
Other directorships	See attached sheet

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address

I consent to act as director of the company named on page 1

Consent signature [signature] **Date** 4/5/05

Directors (see notes 1-5)

Please list directors in alphabetical order

NAME *Style / Title: Mr | *Honours etc:

* Voluntary details

Forename(s): Mark Jeremy

Surname: Harper

Previous forename(s): N/A

Previous surname(s): N/A

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† [X]

C/O Filtrona International Limited

201-249 Avebury Boulevard

Post town: Milton Keynes

County / Region: Buckinghamshire | Postcode: MK9 1AX

Country: UK

Date of birth (Day Month Year): 0 5 0 5 1 9 5 6 | **Nationality**: British

Business occupation: Managing Director

Other directorships: See attached sheet

I consent to act as director of the company named on page 1

Consent signature: M J Harper | **Date**: 5/5/05

This section must be signed by

Either

an agent on behalf of all subscribers | **Signed**: FOR AND ON BEHALF OF TRUSEC LIMITED .... DIRECTOR SECRETARIES | **Date**: 5/5/05

Or **the subscribers**

(i.e those who signed as members on the memorandum of association).

Signed	Date

(ATTACHMENT TO FORM 10)

FILTRONA PLC

PAUL NICHOLAS HUSSEY - Directorships

Toolmak Limited
Securiseal Limited
Remanoid Limited
Filtrona Limited
Orion Catering Supplies Limited
FIL International Limited
P.P. Payne Limited
Servelite Limited
Laminex International Limited
Teaching Matters Limited
Freeman Lerens Limited
Wycombe Marsh Paper Mills Limited
Plastic & Rubber Grommets Limited
W.A. Blyth Limited
Workforce Clothing Limited
N.L. Whittaker Limited
Precision Engineering Products (Suffolk) Limited
Tape Development Limited
Unicap Plastics Limited
Supastrip Limited
Reliance Fernhill Limited
North West Plastics Limited
Laminex Limited
ACS Catering Supplies Limited
Automatic Catering Supplies Limited
A. & J. Beveridge Limited
A.J. Toms & Co (Blyth) Limited
Alliance Plastics Limited
Alpha Supplies Limited
Atollbyte Limited
Bunzl American Holdings (No. 1) Limited
Bunzl Corporation Limited
BCL Supplies Limited
Bunzl Custom Moulding Limited
Bunzl Disposables Limited
Bar Equipment Limited
Bunzl Fine Paper (Europe) Limited
Bunzl Finance plc
Bunzl German Holdings Limited
Bunzl Group Services Limited
Bunzl Italian Holdings Limited
Banbury Injection Moulding Technologies Limited
Birchfolder Limited
Bunzl Leasing No. 1 Limited

Bunzl Merchanting Group Limited
Bundor No. 1 Limited
Bunzl Overseas Holdings Limited
Bunzl Overseas Holdings (No. 2) Limited
Banbury Plastics Limited
Bunzl Properties Limited
Bundor No. 2 Limited
B R Lewis Industrial Supplies Limited
Bunzl American Holdings (No. 2) Limited
Caterware Centre Limited
Castle Crockery Limited
C & S Cleaning Supplies Limited
City Service Supply Company Limited
Castle Tableware Limited
Dialene Limited
Earthmedia Limited
FIL Holdings (No. 1) Limited
FIL Holdings (No. 2) Limited
Filtrona Finance Limited
HE Product Developments Limited
I.C.C.S. (Northern) Limited
MacGregor & Co (Glass and China) Limited
McLaughlin Food Service Equipment Limited
Malcolm Varle Limited
Norvale Perry Limited
Packers (UK) Limited
Provend Services Trustee Limited
Rowan Plastic Mouldings Limited
Selectuser Limited
Shermond Products Limited
Shermond Surgical Supply Ltd.
Ulster Crown Corks Limited
Bunzl Leasing No. 2 Limited
Westex Holdings Limited
Westex Limited

(ATTACHMENT TO FORM 10)

FILTRONA PLC

STEPHEN WILLIAM DRYDEN - Directorships

Moss Plastic Parts Limited
Alexander Industrial Supplies (Essex) Limited
Bunzl Plastics Limited
Filtrona International Limited
Filtrona United Kingdom Limited
Cigarette Components Limited
Filtrona Finance Limited
Dormer House (Moreton-in-Marsh) School Trust Limited
Alliance Plastics Limited
B R Lewis Industrial Supplies Limited
Freeman Lerens Limited
Rowan Plastic Mouldings Limited
Workforce Clothing Limited

(ATTACHMENT TO FORM 10)

FILTRONA PLC

MARK JEREMY HARPER - Directorships

Filtrona International Limited
Cigarette Components Limited
Filtrona United Kingdom Limited
Bunzl plc
Bunzl Plastics Limited
Filtrona Finance Limited
FIL International Limited
Bundor No. 1 Limited
Filtrona Limited

5444653

Registered No.

MEMORANDUM OF ASSOCIATION

OF

FILTRONA PLC

public limited company

---

1. **Name**

The name of the company is "FILTRONA PLC".

2. **Type of Company**

The company is to be a public company.

3. **Registered Office**

The company's registered office is to be situated in England and Wales.

4. **Objects**

The objects for which the company is established are:-

(A) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(B) To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

(C) To provide services of all descriptions.

(D) To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person.

(E) To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.



(F) To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

(G) To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

(H) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

(I) To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(J) To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(K) To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

(L) To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the

business of acting as trustee under wills and settlements and as executor and administrator).

(M) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

(N) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

(O) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

(P) To indemnify any Director of the Company or any associated company against any liability and purchase and maintain for any Director of the Company, or any associated company, insurance against any liability.

(Q) To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

(R) To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

(S) To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(T) To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

(U) To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

(V) In this clause "**company**", except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "**person**" shall include any company as well as any other legal or natural person, "**securities**" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "**and**" and "**or**" shall mean "**and/or**" where the context so permits, "**other**" and "**otherwise**" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5. Liability of Members

The liability of the members is limited.

6. Share Capital

The company's share capital is £87,500,000, divided into 699,600,000 Ordinary shares of 12½ pence each and 50,000 Redeemable Preference shares of £1 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

We, the subscribers of this memorandum of association, wish to be formed into a company pursuant to this memorandum; and we agree to take the number of shares shown opposite our respective names.

	Subscribers			Number of shares taken by each subscriber
1.	Signature	:	[signature]	One Ordinary
	Full name	:	Paul Nicholas Hussey	
	Address	:	Bunzl plc, 110 Park Street, London W1K 6NX	
2.	Signature	:	[signature]	One Ordinary
	Full name	:	David Michael Williams	
	Address	:	Bunzl plc, 110 Park Street, London W1K 6NX	
	Total shares taken:			Two Ordinary
	Dated		4/5/05	

Witness to the above signatures

Signature of Witness	:	[signature]
Full name	:	[illegible] Catherine Matthews
Address	:	Bunzl Plc, 110 Park Street. London, W1K 6NX

TP050900041

Registered No.

ARTICLES OF ASSOCIATION

of

FILTRONA PLC

Articles adopted on incorporation

1. Adoption of Table A

In these articles "Table A" means Table A scheduled to the Companies (Tables A to F) Regulations 1985 as amended prior to the date of incorporation of the company. The regulations contained in Table A shall, except where they are excluded or modified by these articles, apply to the company and, together with these articles, shall constitute the articles of the company. No other regulations set out in any statute concerning companies, or in any statutory instrument or other subordinate legislation made under any statute, shall apply as the regulations or articles of the company.

2. Interpretation

Words and expressions which bear particular meanings in Table A shall bear the same meanings in these articles. In these articles, "address" in relation to electronic communications includes any number or address used for the purposes of such communications. References in these articles to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the directors in their absolute discretion. Headings are for convenience only and shall not affect construction. If, and for so long as, the company has only one member, these articles shall (in the absence of any express provision to the contrary) apply with such modification as may be necessary in relation to such a company.

3. Rights Attached to Shares

Subject to the provisions of the Act and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the directors may decide. Regulation 2 of Table A shall not apply.

4. Unissued Shares

Subject to the provisions of the Act and to these articles, any unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of

them to such persons at such times and for such consideration and upon such terms and conditions as they may determine.

5. Initial Authority to Issue Relevant Securities

Subject to any direction to the contrary which may be given by the company in general meeting, the directors are unconditionally authorised to exercise all powers of the company to allot relevant securities. The maximum nominal amount of relevant securities that may be allotted under this authority shall be the nominal amount of the unissued share capital at the date of incorporation of the company or such other amount as may from time to time be authorised by the company in general meeting. The authority conferred on the directors by this article shall remain in force for a period of five years from the date of incorporation of the company but may be revoked varied or renewed from time to time by the company in general meeting in accordance with the Act.

6. Exclusion of Rights to Offers on a Pre-emptive Basis

Section 89(1) of the Act shall not apply to the allotment by the company of any equity security.

7. Redeemable Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

8. Purchase of own shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

9. Transfer and Transmission of Shares

(a) The directors may, in their absolute discretion and without giving any reason for so doing, decline to register any transfer of any share, whether or not it is a fully paid share. Regulation 24 of Table A shall be modified accordingly.

(b) A person who becomes entitled to a share by reason of any event (other than death or bankruptcy) giving rise to its transmission by operation of law shall have the same rights of election and other rights as a person entitled by transmission to a share as a consequence of death or bankruptcy. Regulations 30 and 31 of Table A shall be modified accordingly.

10. Notice of General Meetings

Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. The last sentence of Regulation 38 of Table A shall not apply.

11. Proceedings at General Meetings

For all purposes of these articles apart from when the company has only one member, a general meeting of the company or of the holders of any class of its shares shall be valid and effective for all purposes if one person being a duly authorised representative of two or more corporations each of which is a member entitled to vote upon the business to be transacted is present. If, and for so long as, the company has only one member, that member or the proxy for that member or, where that member is a corporation, its duly authorised representative, shall be a quorum at any general meeting of the company or of the holders of any class of shares. Regulation 40 of Table A shall be modified accordingly.

12. Votes of Members

At a general meeting, but subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative and every proxy for any member (regardless of the number or the holdings of the members for whom he is a proxy) shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Regulation 54 of Table A shall not apply.

13. Members may Vote When Money Payable by Them

Regulation 57 of Table A shall not apply.

14. Receipt of Proxies

The appointment of a proxy must:

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the directors) any authority under which it is made or a copy of the authority, certified notarially or in some other manner approved by the directors;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified or agreed by the directors for the purpose of receiving electronic communications, be received at such address before the time appointed for holding the meeting or adjourned meeting at which the

person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in some other manner approved by the directors, must, if required by the directors, be received at the office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid before the time appointed for the taking of the poll,

and an appointment of a proxy which is not received in a manner so permitted shall be invalid.

Regulation 62 of Table A shall not apply.

15. Alternate Directors

Any director (other than an alternate director) may appoint any other director, or any other person who is willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. Regulation 65 of Table A shall not apply.

16. Power to Provide for Employees

The directors may by resolution exercise any power conferred by the Act to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

17. Power to Receive Uncalled Moneys

The directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and remaining unpaid on any shares held by him.

18. Delegation of Directors' Powers

The directors may delegate any of their powers (with power to sub-delegate) to committees consisting of such person or persons (whether directors or not) as they think fit. Regulation 72 of Table A shall be modified accordingly and references in Table A to a committee of directors or to a director as a member of such a committee shall include a committee established under this article or such person or persons.

19. Appointment and Removal of Directors by Majority Shareholders

Any member holding, or any members holding in aggregate, at the relevant time a majority in nominal value of such of the issued share capital of the company as carries the right of attending and voting at general meetings of the company may by

memorandum in writing signed by or on behalf of him or them and delivered to the office or tendered at a meeting of the directors or at a general meeting of the company at any time and from time to time appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director from office (no matter how he was appointed). In this article references to in writing include the use of electronic communications.

20. Appointment of Directors by Board

Without prejudice to the powers conferred by any other article, any person may be appointed a director by the directors, either to fill a vacancy or as an additional director.

21. No Age Limit or Share Qualification

No director shall be required to retire or vacate his office, and no person shall be ineligible for appointment as a director, by reason of his having attained any particular age. No shareholding qualification for directors shall be required.

22. Exclusion of Rotation Requirements and Other Provisions

Regulations 73 to 80 (inclusive) and the last sentence of Regulation 84 of Table A shall not apply.

23. Disqualification and Removal of Directors

The office of a director shall be vacated not only upon the happening of any of the events mentioned in Regulation 81 of Table A but also if he is removed from office pursuant to these articles. Regulation 81 of Table A shall be modified accordingly.

24. Directors' Gratuities and Pensions

The directors may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of any director or former director who holds or has held any executive office or employment with the company or with any body corporate which is or has been a subsidiary of the company or with a predecessor in business of the company or of any such body corporate and may contribute to any fund and pay premiums for the purchase or provision of any such benefit. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company. Regulation 87 of Table A shall not apply.

25. Notice of Board Meetings

Notice of a meeting of the directors shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose, or by any other means authorised in writing by the director concerned. Notice shall be

given in this manner to all directors including any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 88 of Table A shall be modified accordingly.

26. Participation in Board Meetings by Telephone

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

27. Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. A resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 93 of Table A shall not apply.

28. Directors May Vote When Interested

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company shall declare the nature of his interest at a meeting of the directors in accordance with the Act. Subject where applicable to such disclosure, a director shall be entitled to vote in respect of any contract or proposed contract in which he is interested and if he shall do so his vote shall be counted and he shall be taken into account in ascertaining whether a quorum is present. A reference in this article to a contract includes any transaction or arrangement (whether or not constituting a contract). Regulations 94 and 95 of Table A shall not apply.

29. Official Seal

The company may exercise all the powers conferred by the Act with regard to having any official seal and such powers shall be vested in the directors. Subject to the provisions of the Act, any instrument to which an official seal is affixed shall be signed by such persons, if any, as the directors may from time to time determine.

30. Notices

Any notice or other document may be served on or sent or delivered to any member by the company either personally, or by sending it by post addressed to the member at his

registered address, or by leaving it at that address addressed to the member, or, where appropriate, by using electronic communications to an address notified by the member concerned to the company for that purpose, or by publication on a web site in accordance with the Act, or by any other means authorised in writing by the member concerned. In the case of joint holders of a share service, sending or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders. Regulation 112 of Table A shall not apply.

31. Time of Service

Any notice or other document, if sent by the company by post, shall be deemed to have been served or delivered twenty four hours after posting and, in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document left by the company at a registered address otherwise than by post, or sent by electronic communications shall be deemed to have been served or delivered when it was so left or sent. Regulation 115 of Table A shall not apply.

....

Paul Nicholas Hussey David Michael Williams

Dated:

Witness to the above signatures

Signature of Witness:
Full Name:
Address:

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

117

Application by a public company for certificate to commence business

Company Number 5444653

Company Name in full FILTRONA PLC

applies for a certificate that it is entitled to do business and exercise borrowing powers, and, for that purpose,

I, PAUL NICHOLAS HUSSEY

of BUNZL PLC 110 PARK STREET

LONDON W1K 6NX

❶ Please delete as appropriate.

❶ [a director][~~the secretary~~] of the above company do solemnly and sincerely declare that:-

1. the aggregate nominal value of the company's allotted share capital is not less than £50,000
2. the aggregate amount paid up on the allotted share capital of the company at the time of this application is £ 50,000.25
3. the ❶ [estimated] amount of the preliminary expenses of the company is £ 0

❷ Please insert the name(s) of person(s) by whom expenses paid or payable.

❷

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 3792

DX number 11 DX exchange London



LD1
COMPANIES HOUSE
0054
06/05/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

[4a. no amount or benefit has been paid or given or is intended to be paid or given to any of the promoters of the company]

[XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX]

Please delete as appropriate.

Promoter No 1;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 2;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

Promoter No 3;

The amount paid or intended to be paid	£
Any benefit given or intended to be given	
The consideration for such payment or benefit	

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature

Declared at 115. PARK STREET. LONDON W1.

	Day	Month	Year
on	0 6	0 5	2 0 0 5

Please print name. before me REXFORD E. DIAS COMMISSIONER FOR OATHS

Signed **Date** 6.05.2005

A Commissioner for Oaths or Notary Public or Justice of the Peace or Solicitor

FILE COPY


DIEU ET MON DROIT

CERTIFICATE THAT A PUBLIC COMPANY
IS ENTITLED TO DO BUSINESS AND BORROW

Company No. 5444653

I hereby certify that the provisions of section 117(1) of the Companies Act 1985 have been complied with in relation to

FILTRONA PLC

and that the company is entitled to do business and borrow.

Given at Companies House, Cardiff, the 6th May 2005

HARRY SMITH

For The Registrar Of Companies


LD1
COMPANIES HOUSE
0053
06/05/05



COMPANIES HOUSE



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	5444653
Company name in full	FILTRONA PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 6	0 5	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Preference		
Number allotted	50000		
Nominal value of each share	£1		
Amount (if any) paid or due on each share *(including any share premium)*	£1		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

TI

LD5 *LYHKU51L* 0436

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BUNZL PLC	Class of shares allotted	Number allotted
Address 110 Park Street, London	Preference	50,000
UK Postcode W1K 6NX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed [signature] Date 6/5/05

A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London EC1Y 8YY Tel 0207 090 3792
DX number 11 DX exchange London

Company number: 5444653

THE COMPANIES ACT 1985 (AS AMENDED)

Company limited by shares

RESOLUTIONS

of

FILTRONA PLC

At an extraordinary general meeting of Filtrona plc (the "Company") duly convened and held on 6 May 2005, the following resolutions were passed as Special Resolutions:

SPECIAL RESOLUTIONS

THAT

1. the directors be and are hereby authorised generally and unconditionally to exercise all of the powers of the company to allot redeemable preference shares in the Company in accordance with section 80 of the Companies Act 1985 (the "Act") up to a maximum nominal value of £50,000 provided that such authority shall expire five years after the date of the passing of this resolution; and

2. the directors be and are hereby authorised to allot redeemable preference shares for cash pursuant to section 95 of the Act as if section 89(1) of the Act did not apply to such allotment up to an aggregate maximum nominal value of £50,000 provided that such power shall expire five years after the date of this resolution.

....

Chairman of the meeting



Registered No.

ARTICLES OF ASSOCIATION

of

FILTRONA PLC

Articles adopted on incorporation

1. Adoption of Table A

In these articles "Table A" means Table A scheduled to the Companies (Tables A to F) Regulations 1985 as amended prior to the date of incorporation of the company. The regulations contained in Table A shall, except where they are excluded or modified by these articles, apply to the company and, together with these articles, shall constitute the articles of the company. No other regulations set out in any statute concerning companies, or in any statutory instrument or other subordinate legislation made under any statute, shall apply as the regulations or articles of the company.

2. Interpretation

Words and expressions which bear particular meanings in Table A shall bear the same meanings in these articles. In these articles, **"address"** in relation to electronic communications includes any number or address used for the purposes of such communications. References in these articles to writing include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the directors in their absolute discretion. Headings are for convenience only and shall not affect construction. If, and for so long as, the company has only one member, these articles shall (in the absence of any express provision to the contrary) apply with such modification as may be necessary in relation to such a company.

3. Rights Attached to Shares

Subject to the provisions of the Act and to any rights conferred on the holders of any other shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the directors may decide. Regulation 2 of Table A shall not apply.

4. Unissued Shares

Subject to the provisions of the Act and to these articles, any unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of

them to such persons at such times and for such consideration and upon such terms and conditions as they may determine.

5. **Initial Authority to Issue Relevant Securities**

Subject to any direction to the contrary which may be given by the company in general meeting, the directors are unconditionally authorised to exercise all powers of the company to allot relevant securities. The maximum nominal amount of relevant securities that may be allotted under this authority shall be the nominal amount of the unissued share capital at the date of incorporation of the company or such other amount as may from time to time be authorised by the company in general meeting. The authority conferred on the directors by this article shall remain in force for a period of five years from the date of incorporation of the company but may be revoked varied or renewed from time to time by the company in general meeting in accordance with the Act.

6. **Exclusion of Rights to Offers on a Pre-emptive Basis**

Section 89(1) of the Act shall not apply to the allotment by the company of any equity security.

7. **Redeemable Shares**

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

8. **Purchase of own shares**

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

9. **Transfer and Transmission of Shares**

(a) The directors may, in their absolute discretion and without giving any reason for so doing, decline to register any transfer of any share, whether or not it is a fully paid share. Regulation 24 of Table A shall be modified accordingly.

(b) A person who becomes entitled to a share by reason of any event (other than death or bankruptcy) giving rise to its transmission by operation of law shall have the same rights of election and other rights as a person entitled by transmission to a share as a consequence of death or bankruptcy. Regulations 30 and 31 of Table A shall be modified accordingly.

10. Notice of General Meetings

Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. The last sentence of Regulation 38 of Table A shall not apply.

11. Proceedings at General Meetings

For all purposes of these articles apart from when the company has only one member, a general meeting of the company or of the holders of any class of its shares shall be valid and effective for all purposes if one person being a duly authorised representative of two or more corporations each of which is a member entitled to vote upon the business to be transacted is present. If, and for so long as, the company has only one member, that member or the proxy for that member or, where that member is a corporation, its duly authorised representative, shall be a quorum at any general meeting of the company or of the holders of any class of shares. Regulation 40 of Table A shall be modified accordingly.

12. Votes of Members

At a general meeting, but subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative and every proxy for any member (regardless of the number or the holdings of the members for whom he is a proxy) shall have one vote, and on a poll every member who is present in person or by proxy shall have one vote for every share of which he is the holder. Regulation 54 of Table A shall not apply.

13. Members may Vote When Money Payable by Them

Regulation 57 of Table A shall not apply.

14. Receipt of Proxies

The appointment of a proxy must:

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the directors) any authority under which it is made or a copy of the authority, certified notarially or in some other manner approved by the directors;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified or agreed by the directors for the purpose of receiving electronic communications, be received at such address before the

person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in some other manner approved by the directors, must, if required by the directors, be received at the office (or at such other place or by such person as may be specified or agreed by the directors) before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid before the time appointed for the taking of the poll,

and an appointment of a proxy which is not received in a manner so permitted shall be invalid.

Regulation 62 of Table A shall not apply.

15. Alternate Directors

Any director (other than an alternate director) may appoint any other director, or any other person who is willing to act, to be an alternate director and may remove from office an alternate director so appointed by him. Regulation 65 of Table A shall not apply.

16. Power to Provide for Employees

The directors may by resolution exercise any power conferred by the Act to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

17. Power to Receive Uncalled Moneys

The directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and remaining unpaid on any shares held by him.

18. Delegation of Directors' Powers

The directors may delegate any of their powers (with power to sub-delegate) to committees consisting of such person or persons (whether directors or not) as they think fit. Regulation 72 of Table A shall be modified accordingly and references in Table A to a committee of directors or to a director as a member of such a committee shall include a committee established under this article or such person or persons.

19. Appointment and Removal of Directors by Majority Shareholders

Any member holding, or any members holding in aggregate, at the relevant time a majority in nominal value of such of the issued share capital of the company as carries

memorandum in writing signed by or on behalf of him or them and delivered to the office or tendered at a meeting of the directors or at a general meeting of the company at any time and from time to time appoint any person to be a director (either to fill a vacancy or as an additional director) or remove any director from office (no matter how he was appointed). In this article references to in writing include the use of electronic communications.

20. Appointment of Directors by Board

Without prejudice to the powers conferred by any other article, any person may be appointed a director by the directors, either to fill a vacancy or as an additional director.

21. No Age Limit or Share Qualification

No director shall be required to retire or vacate his office, and no person shall be ineligible for appointment as a director, by reason of his having attained any particular age. No shareholding qualification for directors shall be required.

22. Exclusion of Rotation Requirements and Other Provisions

Regulations 73 to 80 (inclusive) and the last sentence of Regulation 84 of Table A shall not apply.

23. Disqualification and Removal of Directors

The office of a director shall be vacated not only upon the happening of any of the events mentioned in Regulation 81 of Table A but also if he is removed from office pursuant to these articles. Regulation 81 of Table A shall be modified accordingly.

24. Directors' Gratuities and Pensions

The directors may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, connections or dependants of any director or former director who holds or has held any executive office or employment with the company or with any body corporate which is or has been a subsidiary of the company or with a predecessor in business of the company or of any such body corporate and may contribute to any fund and pay premiums for the purchase or provision of any such benefit. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company. Regulation 87 of Table A shall not apply.

25. Notice of Board Meetings

Notice of a meeting of the directors shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose, or

given in this manner to all directors including any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 88 of Table A shall be modified accordingly.

26. Participation in Board Meetings by Telephone

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

27. Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. A resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the directors may decide. Regulation 93 of Table A shall not apply.

28. Directors May Vote When Interested

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or proposed contract with the company shall declare the nature of his interest at a meeting of the directors in accordance with the Act. Subject where applicable to such disclosure, a director shall be entitled to vote in respect of any contract or proposed contract in which he is interested and if he shall do so his vote shall be counted and he shall be taken into account in ascertaining whether a quorum is present. A reference in this article to a contract includes any transaction or arrangement (whether or not constituting a contract). Regulations 94 and 95 of Table A shall not apply.

29. Official Seal

The company may exercise all the powers conferred by the Act with regard to having any official seal and such powers shall be vested in the directors. Subject to the provisions of the Act, any instrument to which an official seal is affixed shall be signed by such persons, if any, as the directors may from time to time determine.

30. Notices

Any notice or other document may be served on or sent or delivered to any member by

registered address, or by leaving it at that address addressed to the member, or, where appropriate, by using electronic communications to an address notified by the member concerned to the company for that purpose, or by publication on a web site in accordance with the Act, or by any other means authorised in writing by the member concerned. In the case of joint holders of a share service, sending or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders. Regulation 112 of Table A shall not apply.

31. Time of Service

Any notice or other document, if sent by the company by post, shall be deemed to have been served or delivered twenty four hours after posting and, in proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, stamped and put in the post. Any notice or other document left by the company at a registered address otherwise than by post, or sent by electronic communications shall be deemed to have been served or delivered when it was so left or sent. Regulation 115 of Table A shall not apply.

....

Paul Nicholas Hussey David Michael Williams

Dated:

Witness to the above signatures

Signature of Witness:
Full Name:
Address:

Registered No.


2005 MAY 31 A

MEMORANDUM OF ASSOCIATION

OF

FILTRONA PLC

public limited company

---

1. Name

The name of the company is "FILTRONA PLC".

2. Type of Company

The company is to be a public company.

3. Registered Office

The company's registered office is to be situated in England and Wales.

4. Objects

The objects for which the company is established are:-

(A) To carry on business as a general commercial company and to carry on any trade or business whatsoever.

(B) To acquire any estate or interest in and to take options over, construct, develop or exploit any property, real or personal, and rights of any kind and the whole or any part of the undertaking, assets and liabilities of any person and to act as a holding company.

(C) To provide services of all descriptions.

(D) To lend money and grant or provide credit and financial accommodation to any person and to deposit money with any person.

(E) To invest money of the company in any investments and to hold, sell or otherwise deal with investments or currencies or other financial assets.

(F) To enter into any arrangements with any government or authority or person and to obtain from any government or authority or person any legislation, orders, rights, privileges, franchises and concessions.

(G) To borrow and raise money and accept money on deposit and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities.

(H) To enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums interest dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is at the relevant time a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company.

(I) To amalgamate or enter into partnership or any profit-sharing arrangement with, or to co-operate or participate in any way with, or to take over or assume any obligation of, or to assist or subsidise any person.

(J) To sell, exchange, mortgage, charge, let, grant licences, easements, options and other rights over, and in any other manner deal with, or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any or for no consideration and in particular (without prejudice to the generality of the foregoing) for any securities or for a share of profit or a royalty or other periodical or deferred payment.

(K) To issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose, and to give any remuneration or other compensation or reward for services rendered or to be rendered in placing or procuring subscriptions of, or otherwise assisting in the issue of, any securities of the company or in or about the formation of the company or the conduct or course of its business.

(L) To establish or promote, or concur or participate in establishing or promoting, any company, fund or trust and to subscribe for, underwrite, purchase or otherwise acquire securities of any company, fund or trust and to act as director of and as secretary, manager, registrar or transfer agent for any other company and to act as trustee of any kind and to undertake and execute any trust and any trust business (including the

business of acting as trustee under wills and settlements and as executor and administrator).

(M) To pay all the costs, charges and expenses preliminary or incidental to the promotion, formation, establishment and incorporation of the company, and to procure the registration or incorporation of the company in or under the laws of any place outside England.

(N) To the extent permitted by law, to give financial assistance for the purpose of the acquisition of shares of the company or any company which is at the relevant time the company's holding company or subsidiary or another subsidiary of any such holding company or for the purpose of reducing or discharging a liability incurred for the purpose of such an acquisition.

(O) To grant or procure the grant of donations, gratuities, pensions, annuities, allowances or other benefits, including benefits on death, to, or purchase and maintain any type of insurance for or for the benefit of, any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of benefit to the company or whom the board of directors of the company considers have any moral claim on the company or to their relations, connections or dependants, and to establish or support any funds, trusts, insurances or schemes or any associations, institutions, clubs or schools, or to do any other thing likely to benefit any such persons or otherwise to advance the interests of such persons or the company or its members, and to subscribe, guarantee or pay money for any purpose likely, directly or indirectly, to further the interests of such persons or the company or its members or for any national, charitable, benevolent, educational, social, public, political, general or useful object.

(P) To indemnify any Director of the Company or any associated company against any liability and purchase and maintain for any Director of the Company, or any associated company, insurance against any liability.

(Q) To cease carrying on or to wind up any business or activity of the company, and to cancel any registration of and to wind up or procure the dissolution of the company in any state or territory.

(R) To distribute any of the property of the company among its creditors and members or any class of either in cash, specie or kind.

(S) To do all or any of the above things or matters in any part of the world and either as principals, agents, contractors, trustees or otherwise and by or through trustees, agents or otherwise and either alone or in conjunction with others.

(T) To carry on any other activity and do anything of any nature which in the opinion of the board of directors of the company is or may be capable of being conveniently carried on or done in connection with the above, or likely directly or indirectly to enhance the value of or render more profitable all or any part of the company's undertaking property or assets or otherwise to advance the interests of the company or of its members.

(U) To do any other thing which in the opinion of the board of directors of the company is or may be incidental or conducive to the attainment of the above objects or any of them.

(V) In this clause "**company**", except where used in reference to this company, shall include any partnership or other body of persons, whether incorporated or not incorporated, and whether formed, incorporated, domiciled or resident in the United Kingdom or elsewhere, "**person**" shall include any company as well as any other legal or natural person, "**securities**" shall include any fully, partly or nil paid or no par value share, stock, unit, debenture, debenture or loan stock, deposit receipt, bill, note, warrant, coupon, right to subscribe or convert, or similar right or obligation, "**and**" and "**or**" shall mean "**and/or**" where the context so permits, "**other**" and "**otherwise**" shall not be construed ejusdem generis where a wider construction is possible, and the objects specified in the different paragraphs of this clause shall not, except where the context expressly requires, be in any way limited or restricted by reference to or inference from the terms of any other paragraph or the name of the company or the nature of any trade or business carried on by the company, or by the fact that at any time the company is not carrying on any trade or business but may be carried out in as full and ample a manner and shall be construed in as wide a sense as if each of those paragraphs defined the objects of a separate distinct and independent company.

5. Liability of Members

The liability of the members is limited.

6. Share Capital

The company's share capital is £87,500,000, divided into 699,600,000 Ordinary shares of 12½ pence each and 50,000 Redeemable Preference shares of £1 each, and the company shall have the power from time to time to divide the original or any increased capital into classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.

We, the subscribers of this memorandum of association, wish to be formed into a company pursuant to this memorandum; and we agree to take the number of shares shown opposite our respective names.

	Subscribers			Number of shares taken by each subscriber
1.	Signature Full name Address	: : :	[signature] Paul Nicholas Hussey Bunzl plc, 110 Park Street, London W1K 6NX	One Ordinary
2.	Signature Full name Address	: : :	[signature] David Michael Williams Bunzl plc, 110 Park Street, London W1K 6NX	One Ordinary
	Total shares taken:			Two Ordinary
	Dated		4/5/05	

Witness to the above signatures

Signature of Witness	: [signature]
Full name	: AMANDA CATHERINE MATTHEWS
Address	: BUNZL PLC, 110 PARK STREET, LONDON, W1K 6NX

TP050900041

ARTICLES OF ASSOCIATION

of

FILTRONA PLC

public limited company

(Articles adopted on 13 May 2005)

Interpretation

1. Exclusion of Table A

No regulations set out in any statute, or in any statutory instrument or other subordinate legislation made under any statute, concerning companies shall apply as the regulations or articles of the company.

2. Definitions

In these articles unless the context otherwise requires:-

"**address**", in relation to electronic communications, includes any number or address used for the purposes of such communications;

"**these articles**" means these articles of association as altered from time to time and the expression "**this article**" shall be construed accordingly;

"**the auditors**" means the auditors from time to time of the company or, in the case of joint auditors, any one of them;

"**the board**" means the board of directors from time to time of the company or the directors present at a meeting of the directors at which a quorum is present;

"**certificated share**" means a share which is not an uncertificated share and references in these articles to a share being held in certificated form shall be construed accordingly;

"**clear days**" in relation to the period of a notice means that period excluding the day when the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

"**the Companies Acts**" means every statute (including any orders, regulations or other subordinate legislation made under it) from time to time in force concerning companies in so far as it applies to the company;

"**electronic signature**" means anything in electronic form which the board requires to be incorporated into or otherwise associated with an electronic communication for the purpose of establishing the authenticity or integrity of the communication;

"**the holder**" in relation to any shares means the member whose name is entered in the register as the holder of those shares;

"**the Listing Rules**" means the rules which are made from time to time by the relevant competent authority for the purposes of the regulation of the official listing of the company's securities;

"**member**" means a member of the company;

"**the office**" means the registered office from time to time of the company;

"**paid up**" means paid up or credited as paid up;

"**participating class**" means a class of shares title to which is permitted by an Operator to be transferred by means of a relevant system;

"**person entitled by transmission**" means a person whose entitlement to a share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law has been noted in the register;

"**the register**" means the register of members of the company;

"**seal**" means any common or official seal that the company may be permitted to have under the Companies Acts;

"**the secretary**" means the secretary, or (if there are joint secretaries) any one of the joint secretaries, of the company and includes an assistant or deputy secretary and any person appointed by the board to perform any of the duties of the secretary;

"**uncertificated share**" means a share of a class which is at the relevant time a participating class title to which is recorded on the register as being held in uncertificated form and references in these articles to a share being held in uncertificated form shall be construed accordingly;

"**the Uncertificated Securities Regulations**" means the Uncertificated Securities Regulations 2001 as amended from time to time and any provisions of or under the Companies Acts which supplement or replace such Regulations;

"**United Kingdom**" means Great Britain and Northern Ireland;

references to a document being **executed** include references to its being executed under hand or under seal or by any other method except by means of an electronic signature;

references to a document being **signed** or to **signature** include references to its being executed under hand or under seal or by any other method and, in the case of an electronic communication, such references are to its bearing an electronic signature;

references to **writing** include references to any method of representing or reproducing words in a legible and non-transitory form including by way of electronic communications where specifically provided in a particular article or where permitted by the board in its absolute discretion;

words or expressions to which a particular meaning is given by the Companies Acts in force when these articles or any part of these articles are adopted bear (if not inconsistent with the subject matter or context) the same meaning in these articles or that part (as the case may be) save that the word "company" shall include any body corporate; and

references to a **meeting** shall not be taken as requiring more than one person to be present if any quorum requirement can be satisfied by one person.

Headings are included only for convenience and shall not affect meaning.

3. Form of Resolution

(A) Where for any purpose an ordinary resolution of the company is required, a special or extraordinary resolution shall also be effective and where for any purpose an extraordinary resolution is required a special resolution shall also be effective.

(B) Subject to the Companies Acts, a resolution in writing signed by or on behalf of each member who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting properly convened and held and may consist of several instruments in the like form each signed by or on behalf of one or more of the members. In this paragraph of this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Share Capital

4. Authorised Share Capital

The authorised share capital of the company at the date of adoption of this article is £625,000,000 divided into 1,000,000,000 ordinary shares of 62½p each.

5. Rights Attached to Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued with or have attached to it such rights and restrictions as the company may by ordinary resolution decide or, if no such resolution has been passed or so far as the resolution does not make specific provision, as the board may decide.

6. Redeemable Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, any share may be issued which is to be redeemed, or is liable to be redeemed at the option of the company or the holder.

7. Purchase of Own Shares

Subject to the provisions of the Companies Acts and to any rights attached to existing shares, the company may purchase or may enter into a contract under which it will or may purchase all or any of its shares of any class, including any redeemable shares. Neither the company nor the board shall be required to select the shares to be purchased rateably or in any other particular manner as between the holders of shares of the same class or as between them and the holders of shares of any other class or in accordance with the rights as to dividends or capital conferred by any class of shares.

8. Variation of Rights

Subject to the provisions of the Companies Acts, all or any of the rights attached to any existing class of shares may from time to time (whether or not the company is being wound up) be varied either with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. All the provisions of these articles as to general meetings of the company shall, with any necessary modifications, apply to any such separate general meeting, but so that the necessary quorum shall be two persons entitled to vote and holding or representing by proxy not less than one-third in nominal value of the issued shares of the class (excluding any shares of that class held as treasury shares), (but so that at any adjourned meeting one holder entitled to vote and present in person or by proxy (whatever the number of shares held by him) shall be a quorum), that every holder of shares of the class present in person or by proxy and entitled to vote shall be entitled on a poll to one vote for every share of the class held by him (subject to any rights or restrictions attached to any class of shares) and that any holder of shares of the class present in person or by proxy and entitled to vote may demand a poll. The foregoing provisions of this article shall apply to the variation of the special rights attached to some only of the shares of any class as if each group of shares of the class differently treated formed a separate class and their special rights were to be varied.

9. Pari Passu Issues

The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking pari passu with them.

10. Unissued Shares

Subject to the provisions of the Companies Acts and these articles and to any resolution passed by the company and without prejudice to any rights attached to existing shares, the unissued shares of the company (whether forming part of the original or any increased capital) shall be at the disposal of the board which may offer, allot, grant options over or otherwise deal with or

dispose of them to such persons, at such times and for such consideration and upon such terms as the board may decide.

11. Payment of Commission

The company may in connection with the issue of any shares exercise all powers of paying commission and brokerage conferred or permitted by the Companies Acts. Subject to the provisions of the Companies Acts, any such commission or brokerage may be satisfied by the payment of cash or by the allotment of fully or partly-paid shares or partly in one way and partly in the other.

12. Trusts Not Recognised

Except as ordered by a court of competent jurisdiction or as required by law, no person shall be recognised by the company as holding any share upon any trust and the company shall not be bound by or required in any way to recognise (even when having notice of it) any interest in any share or (except only as by these articles or by law otherwise provided) any other right in respect of any share other than an absolute right to the whole of the share in the holder.

13. Suspension of Rights Where Non-Disclosure of Interest (LR ch 9, para 9.43)

(A) Where the holder of any shares in the company, or any other person appearing to be interested in those shares, fails to comply within the relevant period with any statutory notice in respect of those shares or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, the company may give the holder of those shares a further notice (a "restriction notice") to the effect that from the service of the restriction notice those shares will be subject to some or all of the relevant restrictions, and from service of the restriction notice those shares shall, notwithstanding any other provision of these articles, be subject to those relevant restrictions accordingly.

(B) If after the service of a restriction notice in respect of any shares the board is satisfied that all information required by any statutory notice relating to those shares or any of them from their holder or any other person appearing to be interested in the shares the subject of the restriction notice has been supplied, the company shall, within seven days, cancel the restriction notice. The company may at any time at its discretion cancel any restriction notice or exclude any shares from it. The company shall cancel a restriction notice within seven days after receipt of a notice in writing that the relevant shares have been transferred pursuant to an arm's length sale.

(C) Where any restriction notice is cancelled or ceases to have effect in relation to any shares, any moneys relating to those shares which were withheld by reason of that notice shall be paid without interest to the person who would but for the notice have been entitled to them or as he may direct.

(D) Any new shares in the company issued in right of any shares subject to a restriction notice shall also be subject to the restriction notice, and the board may make any right to an allotment of the new shares subject to restrictions

corresponding to those which will apply to those shares by reason of the restriction notice when such shares are issued.

(E) Any holder of shares on whom a restriction notice has been served may at any time request the company to give in writing the reason why the restriction notice has been served, or why it remains uncancelled, and within 14 days of receipt of such a notice the company shall give that information accordingly.

(F) If a statutory notice is given by the company to a person appearing to be interested in any share, a copy shall at the same time be given to the holder, but the failure or omission to do so or the non-receipt of the copy by the holder shall not invalidate such notice.

(G) This article is in addition to, and shall not in any way prejudice or affect, the statutory rights of the company arising from any failure by any person to give any information required by a statutory notice within the time specified in it. For the purpose of this article a statutory notice need not specify the relevant period, and may require any information to be given before the expiry of the relevant period.

(H) In this article:-

a sale is an "**arm's length sale**" if the board is satisfied that it is a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the holder or with any person appearing to be interested in such shares and shall include a sale made by way of or in pursuance of acceptance of a takeover offer and a sale made through a recognised investment exchange or any other stock exchange outside the United Kingdom. For this purpose an associate (within the definition of that expression in any statute relating to insolvency in force at the date of adoption of this article) shall be included amongst the persons who are connected with the holder or any person appearing to be interested in such shares;

"**person appearing to be interested**" in any shares shall mean any person named in a response to a statutory notice or otherwise notified to the company by a member as being so interested or shown in any register or record kept by the company under the Companies Acts as so interested or, taking into account a response or failure to respond in the light of the response to any other statutory notice and any other relevant information in the possession of the company, any person whom the company knows or has reasonable cause to believe is or may be so interested;

"**person with a 0.25 per cent. interest**" means a person who holds, or is shown in any register or record kept by the company under the Companies Acts as having an interest in, shares in the company which comprise in total at least 0.25 per cent. in number or nominal value of the shares of the company (calculated exclusive of any shares held as treasury shares), or of any class of such shares (calculated exclusive of

any shares of that class held as treasury shares), in issue at the date of service of the restriction notice;

"**relevant period**" means a period of 14 days following service of a statutory notice;

"**relevant restrictions**" mean in the case of a restriction notice served on a person with a 0.25 per cent. interest that:-

(i) the shares shall not confer on the holder any right to attend or vote either personally or by proxy at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings;

(ii) the board may withhold payment of all or any part of any dividends or other moneys payable in respect of the shares and the holder shall not be entitled to receive shares in lieu of dividend;

(iii) the board may decline to register a transfer of any of the shares which are certificated shares, unless such a transfer is pursuant to an arm's length sale

and in any other case mean only the restriction specified in sub-paragraph (i) of this definition; and

"**statutory notice**" means a notice served by the company under the Companies Acts requiring particulars of interests in shares or of the identity of persons interested in shares.

14. Uncertificated Shares

(A) Pursuant and subject to the Uncertificated Securities Regulations, the board may permit title to shares of any class to be evidenced otherwise than by a certificate and title to shares of such a class to be transferred by means of a relevant system and may make arrangements for a class of shares (if all shares of that class are in all respects identical) to become a participating class. Title to shares of a particular class may only be evidenced otherwise than by a certificate where that class of shares is at the relevant time a participating class. The board may also, subject to compliance with the Uncertificated Securities Regulations and the rules of any relevant system, determine at any time that title to any class of shares may from a date specified by the board no longer be evidenced otherwise than by a certificate or that title to such a class shall cease to be transferred by means of any particular relevant system. For the avoidance of doubt, shares which are uncertificated shares shall not be treated as forming a class which is separate from certificated shares with the same rights.

(B) In relation to a class of shares which is a participating class and for so long as it remains a participating class, no provision of these articles shall apply or have effect to the extent that it is inconsistent in any respect with:-

(i) the holding of shares of that class in uncertificated form;

(ii) the transfer of title to shares of that class by means of a relevant system; and

(iii) any provision of the Uncertificated Securities Regulations,

and, without prejudice to the generality of this article, no provision of these articles shall apply or have effect to the extent that it is in any respect inconsistent with the maintenance, keeping or entering up by the Operator, so long as that is permitted or required by the Uncertificated Securities Regulations, of an Operator register of securities in respect of that class of shares in uncertificated form.

(C) Shares of a class which is at the relevant time a participating class may be changed from uncertificated to certificated form, and from certificated to uncertificated form, in accordance with and subject as provided in the Uncertificated Securities Regulations and the rules of any relevant system.

(D) Unless the board otherwise determines or the Uncertificated Securities Regulations or the rules of the relevant system concerned otherwise require, any shares issued or created out of or in respect of any uncertificated shares shall be uncertificated shares and any shares issued or created out of or in respect of any certificated shares shall be certificated shares.

(E) The company shall be entitled to assume that the entries on any record of securities maintained by it in accordance with the Uncertificated Securities Regulations and regularly reconciled with the relevant Operator register of securities are a complete and accurate reproduction of the particulars entered in the Operator register of securities and shall accordingly not be liable in respect of any act or thing done or omitted to be done by or on behalf of the company in reliance on such assumption; in particular, any provision of these articles which requires or envisages that action will be taken in reliance on information contained in the register shall be construed to permit that action to be taken in reliance on information contained in any relevant record of securities (as so maintained and reconciled).

15. Right to Share Certificates (LR, ch 13, para 13.21)

Every person (except a person to whom the company is not by law required to issue a certificate) whose name is entered in the register as a holder of any certificated shares shall be entitled, without payment, to receive within the time limits prescribed by the Companies Acts (or, if earlier, within any prescribed time limit or within a time specified when the shares were issued) one certificate for all those shares of any one class. In the case of a certificated share held jointly by several persons, the company shall not be bound to issue more than one certificate and delivery of a certificate to one of several joint holders shall be sufficient delivery to all. A

member who transfers some but not all of the shares comprised in a certificate shall be entitled to a certificate for the balance without charge.

16. Replacement of Share Certificates (LR, ch 13, para 13.21)

If a share certificate is defaced, worn out, lost or destroyed, it may be replaced on such terms (if any) as to evidence and indemnity as the board may decide and, where it is defaced or worn out, after delivery of the old certificate to the company. Any two or more certificates representing shares of any one class held by any member shall at his request be cancelled and a single new certificate for such shares issued in lieu. Any certificate representing shares of any one class held by any member may at his request be cancelled and two or more certificates for such shares may be issued instead. The board may require the payment of any exceptional out-of-pocket expenses of the company incurred in connection with the issue of any certificates under this article. Any one of two or more joint holders may request replacement certificates under this article.

17. Execution of Share Certificates

Every share certificate shall be executed under a seal or in such other manner as the board, having regard to the terms of issue and any listing requirements, may authorise and shall specify the number and class of the shares to which it relates and the amount or respective amounts paid up on the shares. The board may by resolution decide, either generally or in any particular case or cases, that any signatures on any share certificates need not be autographic but may be applied to the certificates by some mechanical or other means or may be printed on them or that the certificates need not be signed by any person.

Lien

18. Company's Lien on Shares Not Fully Paid

The company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts payable to the company (whether presently or not) in respect of that share. The company's lien on a share shall extend to every amount payable in respect of it. The board may at any time either generally or in any particular case waive any lien that has arisen or declare any share to be wholly or in part exempt from the provisions of this article.

19. Enforcing Lien by Sale

The company may sell, in such manner as the board may decide, any share on which the company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within 14 clear days after a notice has been served on the holder of the share or the person who is entitled by transmission to the share, demanding payment and stating that if the notice is not complied with the share may be sold. For giving effect to the sale the board may authorise some person to execute an instrument of transfer of the share sold to or in accordance with the directions of the purchaser. The transferee shall not be bound to see to the application of the purchase money, nor shall his title to the share be affected by any irregularity or invalidity in relation to the sale.

20. Application of Proceeds of Sale

The net proceeds, after payment of the costs, of the sale by the company of any share on which it has a lien shall be applied in or towards payment or discharge of the debt or liability in respect of which the lien exists so far as it is presently payable, and any residue shall (subject to a like lien for debts or liabilities not presently payable as existed upon the share prior to the sale and upon surrender, if required by the company, for cancellation of the certificate for the share sold) be paid to the person who was entitled to the share at the time of the sale.

Calls on Shares

21. Calls

Subject to the terms of issue, the board may from time to time make calls upon the members in respect of any moneys unpaid on their shares (whether on account of the nominal amount of the shares or by way of premium) and not payable on a date fixed by or in accordance with the terms of issue, and each member shall (subject to the company serving upon him at least 14 clear days' notice specifying when and where payment is to be made) pay to the company as required by the notice the amount called on his shares. A call may be made payable by instalments. A call may be revoked or postponed, in whole or in part, as the board may decide. A person upon whom a call is made shall remain liable jointly and severally with the successors in title to his shares for all calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

22. Timing of Calls

A call shall be deemed to have been made at the time when the resolution of the board authorising the call was passed.

23. Liability of Joint Holders

The joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share.

24. Interest Due on Non-Payment

If a call remains unpaid after it has become due and payable, the person from whom it is due and payable shall pay interest on the amount unpaid from the day it is due and payable to the time of actual payment at such rate, not exceeding 15 per cent. per annum, as the board may decide, and all expenses that have been incurred by the company by reason of such non-payment, but the board shall be at liberty in any case or cases to waive payment of the interest or expenses wholly or in part.

25. Sums Due on Allotment Treated as Calls

Any amount which becomes payable in respect of a share on allotment or on any other date fixed by or in accordance with the terms of issue, whether in respect of the nominal amount of the share or by way of premium or as an instalment of a call, shall be deemed to be a call and, if it is not paid, all the provisions of these articles shall apply as if the sum had become due and payable by virtue of a call.

26. Power to Differentiate

The board may on or before the issue of shares differentiate between the allottees or holders as to the amount of calls to be paid and the times of payment.

27. Payment of Calls in Advance

The board may, if it thinks fit, receive from any member who is willing to advance them all or any part of the moneys uncalled and unpaid upon any shares held by him and on all or any of the moneys so advanced may (until they would, but for the advance, become presently payable) pay interest at such rate, not exceeding (unless the company by ordinary resolution shall otherwise direct) 15 per cent. per annum, as the board may decide.

Forfeiture of Shares

28. Notice if Call or Instalment Not Paid

If any call or instalment of a call remains unpaid on any share after the day appointed for payment, the board may at any time serve a notice on the holder requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued and any expenses incurred by the company by reason of such non-payment.

29. Form of Notice

The notice shall name a further day (not being less than 14 clear days from the date of the notice) on or before which, and the place where, the payment required by the notice is to be made and shall state that in the event of non-payment on or before the day and at the place appointed, the shares in respect of which the call has been made or instalment is payable will be liable to be forfeited.

30. Forfeiture for Non-Compliance with Notice

If the notice is not complied with, any share in respect of which it was given may, at any time before payment of all calls or instalments and interest and expenses due in respect of it has been made, be forfeited by a resolution of the board to that effect and the forfeiture shall include all dividends declared and other moneys payable in respect of the forfeited shares and not paid before the forfeiture. The board may accept the surrender of any share liable to be forfeited and, in that event, references in these articles to forfeiture shall include surrender.

31. Notice after Forfeiture

When any share has been forfeited, notice of the forfeiture shall be served upon the person who was before forfeiture the holder of the share but no forfeiture shall be invalidated by any omission or neglect to give notice.

32. Sale of Forfeited Shares

Until cancelled in accordance with the requirements of the Companies Acts, a forfeited share shall be deemed to be the property of the company and may be sold or otherwise disposed of either to the person who was, before forfeiture, the holder or to any other person upon such

terms and in such manner as the board shall decide. The board may for the purposes of the disposal authorise some person to execute an instrument of transfer to the designated transferee. The company may receive the consideration (if any) given for the share on its disposal. At any time before a sale or disposition the forfeiture may be cancelled by the board on such terms as the board may decide.

33. Arrears to be Paid Notwithstanding Forfeiture

A person whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the company for cancellation the certificate for the forfeited shares but shall remain liable to pay to the company all moneys which at the date of the forfeiture were payable by him to the company in respect of those shares with interest thereon at the rate of 15 per cent. per annum (or such lower rate as the board may decide) from the date of forfeiture until payment, and the company may enforce payment without being under any obligation to make any allowance for the value of the shares forfeited or for any consideration received on their disposal.

34. Statutory Declaration as to Forfeiture

A statutory declaration that the declarant is a director of the company or the secretary and that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share. The declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money (if any) nor shall his title to the share be affected by any irregularity or invalidity in the proceedings relating to the forfeiture, sale or disposal.

Transfer of Shares

35. Transfer

(A) Subject to such of the restrictions of these articles as may be applicable:-

(i) any member may transfer all or any of his uncertificated shares by means of a relevant system in such manner provided for, and subject as provided in, the Uncertificated Securities Regulations and the rules of any relevant system, and accordingly no provision of these articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the share to be transferred; and

(ii) any member may transfer all or any of his certificated shares by an instrument of transfer in any usual form or in any other form which the board may approve.

(B) The transferor of a share shall be deemed to remain the holder of the share concerned until the name of the transferee is entered in the register in respect of it.

36. Execution of Transfer

The instrument of transfer of a certificated share shall be executed by or on behalf of the transferor and (in the case of a partly paid share) the transferee. All instruments of transfer, when registered, may be retained by the company.

37. Rights to Decline Registration of Partly Paid Shares

The board may, in its absolute discretion and without giving any reason for so doing, decline to register any transfer of any share which is not a fully paid share.

38. Other Rights to Decline Registration

(A) Registration of a transfer of an uncertificated share may be refused in the circumstances set out in the Uncertificated Securities Regulations, and where, in the case of a transfer to joint holders, the number of joint holders to whom the uncertificated share is to be transferred exceeds four.

(B) The board may decline to register any transfer of a certificated share unless:-

(i) the instrument of transfer is duly stamped or duly certified or otherwise shown to the satisfaction of the board to be exempt from stamp duty and is left at the office or such other place as the board may from time to time determine accompanied (save in the case of a transfer by a person to whom the company is not required by law to issue a certificate and to whom a certificate has not been issued) by the certificate for the share to which it relates and such other evidence as the board may reasonably require to show the right of the person executing the instrument of transfer to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do;

(ii) the instrument of transfer is in respect of only one class of share; and

(iii) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four.

(C) For all purposes of these articles relating to the registration of transfers of shares, the renunciation of the allotment of any shares by the allottee in favour of some other person shall be deemed to be a transfer and the board shall have the same powers of refusing to give effect to such a renunciation as if it were a transfer.

39. No Fee for Registration

No fee shall be charged by the company for registering any transfer, document or instruction relating to or affecting the title to any share or for making any other entry in the register.

40. Untraced Shareholders

The company may sell any certificated shares in the company on behalf of the holder of, or person entitled by transmission to, the shares at the best price reasonably obtainable at the time of sale if:-

(i) the shares have been in issue either in certificated or uncertificated form throughout the qualifying period and at least three cash dividends have become payable on the shares during the qualifying period;

(ii) no cash dividend payable on the shares has either been claimed by presentation to the paying bank of the relevant cheque or warrant or been satisfied by the transfer of funds to a bank account designated by the holder of, or person entitled by transmission to, the shares or by the transfer of funds by means of a relevant system at any time during the relevant period;

(iii) so far as any director of the company at the end of the relevant period is then aware, the company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the shares; and

(iv) the company has caused two advertisements to be published, one in a newspaper with a national circulation and the other in a newspaper circulating in the area in which the last known postal address of the holder of, or person entitled by transmission to, the shares or the postal address at which service of notices may be effected under the articles is located, giving notice of its intention to sell the shares and a period of three months has elapsed from the date of publication of the advertisements or of the last of the two advertisements to be published if they are published on different dates.

For the purpose of this article:-

"**the qualifying period**" means the period of 12 years immediately preceding the date of publication of the advertisements referred to in sub-paragraph (iv) above or of the first of the two advertisements to be published if they are published on different dates; and

"**the relevant period**" means the period beginning at the commencement of the qualifying period and ending on the date when all the requirements of sub-paragraphs (i) to (iv) above have been satisfied.

To give effect to any sale of shares pursuant to this article the board may authorise some person to transfer the shares in question and an instrument of transfer executed by that person shall be as effective as if it had been executed by the holder of, or person entitled by transmission to, the shares. The purchaser shall not be bound to see to the application of the purchase moneys nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of sale shall belong to the company and, upon their receipt, the company shall become indebted to the former holder of, or person entitled by transmission to, the shares for an amount equal to the net proceeds. No trust shall be created in respect of the debt and no interest shall be payable in respect of it and the

company shall not be required to account for any moneys earned from the net proceeds which may be employed in the business of the company or as it thinks fit.

Transmission of Shares

41. Transmission on Death

If a member dies, the survivor or survivors, where he was a joint holder, and his personal representatives, where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the company as having any title to his shares; but nothing contained in these articles shall release the estate of a deceased holder from any liability in respect of any share held by him solely or jointly with other persons.

42. Entry of Transmission in Register

Where the entitlement of a person to a certificated share in consequence of the death or bankruptcy of a member or of any other event giving rise to its transmission by operation of law is proved to the satisfaction of the board, the board shall within two months after proof cause the entitlement of that person to be noted in the register.

43. Election of Person Entitled by Transmission

Any person entitled by transmission to a share may, subject as provided elsewhere in these articles, elect either to become the holder of the share or to have some person nominated by him registered as the holder. If he elects to be registered himself he shall give notice to the company to that effect. If he elects to have another person registered and the share is a certificated share, he shall execute an instrument of transfer of the share to that person. If he elects to have himself or another person registered and the share is an uncertificated share, he shall take any action the board may require (including, without limitation, the execution of any document and the giving of any instruction by means of relevant system) to enable himself or that person to be registered as the holder of the share. The board may at any time require the person to elect either to be registered himself or to transfer the share and if the requirements are not complied with within 60 days of being issued the board may withhold payment of all dividends and other moneys payable in respect of the share until the requirements have been complied with. All the provisions of these articles relating to the transfer of, and registration of transfers of, shares shall apply to the notice or transfer as if the death or bankruptcy of the member or other event giving rise to the transmission had not occurred and the notice or transfer was given or executed by the member.

44. Rights of Person Entitled by Transmission

Where a person becomes entitled by transmission to a share, the rights of the holder in relation to that share shall cease, but the person entitled by transmission to the share may give a good discharge for any dividends or other moneys payable in respect of it and shall have the same rights in relation to the share as he would have had if he were the holder of it save that, until he becomes the holder, he shall not be entitled in respect of the share (except with the authority of the board) to receive notice of, or to attend or vote at, any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or to exercise any other right conferred by membership in relation to general meetings.

Alteration of Share Capital

45. Increase, Consolidation, Sub-Division and Cancellation

The company may from time to time by ordinary resolution:-

(i) increase its share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(ii) consolidate, or consolidate and then sub-divide, all or any of its share capital into shares of larger amount than its existing shares;

(iii) subject to the Companies Acts, sub-divide its shares or any of them into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage or be subject to any restriction as compared with the others; and

(iv) cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

46. Fractions

(A) Whenever as a result of a consolidation, consolidation and sub-division or sub-division of shares any members would become entitled to fractions of a share, the board may deal with the fractions as it thinks fit. In particular the board may sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Companies Acts, the company) and distribute the net proceeds of sale in due proportion among those members and the board may authorise some person to transfer or deliver the shares to, or in accordance with the directions of, the purchaser. For the purposes of effecting the sale, the board may arrange for the shares representing the fractions to be entered in the register as certificated shares. The person to whom any shares are transferred or delivered shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in, or invalidity of, the proceedings relating to the sale.

(B) Subject to the Companies Acts, when the board consolidates or sub-divides shares, it can treat certificated and uncertificated shares which a member holds as separate shareholdings.

47. Reduction of Capital

Subject to the provisions of the Companies Acts, the company may by special resolution reduce its share capital, any capital redemption reserve, any share premium account or any other undistributable reserve in any way.

General Meetings

48. Extraordinary General Meetings

Any general meeting of the company other than an annual general meeting shall be called an extraordinary general meeting.

49. Annual General Meetings

The board shall convene and the company shall hold general meetings as annual general meetings in accordance with the requirements of the Companies Acts.

50. Convening of Extraordinary General Meetings

The board may convene an extraordinary general meeting whenever it thinks fit.

51. Separate General Meetings

The provisions of these articles relating to general meetings shall apply, with any necessary modifications, to any separate general meeting of the holders of shares of a class convened otherwise than in connection with the variation or abrogation of the rights attached to the shares of that class. For this purpose, a general meeting at which no holder of a share other than an ordinary share may, in his capacity as a member, attend or vote shall also constitute a separate general meeting of the holders of the ordinary shares.

Notice of General Meetings

52. Length of Notice

An annual general meeting and an extraordinary general meeting convened for the passing of a special resolution or (save as provided by the Companies Acts) a resolution of which special notice has been given to the company shall be convened by not less than 21 clear days' notice in writing. All other extraordinary general meetings shall be convened by not less than 14 clear days' notice in writing. The notice shall specify the place, day and time of the meeting, and the general nature of the business to be transacted. Notice of every general meeting shall be given to all members other than any who, under the provisions of these articles or the terms of issue of the shares they hold, are not entitled to receive such notices from the company, and also to the auditors or, if more than one, each of them. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts.

53. Omission or Non-Receipt of Notice

(A) The accidental omission to give any notice of a meeting or the accidental omission to send any document relating to any meeting to, or the non-receipt of any such notice or document by, any person entitled to receive the notice or document shall not invalidate the proceedings at that meeting.

(B) A member present in person or by proxy at a meeting shall be deemed to have received proper notice of that meeting and, where applicable, of the purpose of that meeting.

54. Postponement of General Meetings

If the board, in its absolute discretion, considers that it is impractical or undesirable for any reason to hold a general meeting on the date or at the time or place specified in the notice calling the general meeting, it may postpone or move the general meeting to another date, time and/or place. The board shall take reasonable steps to ensure that notice of the date, time and place of the rearranged meeting is given to any member trying to attend the meeting at the original time and place. Notice of the date, time and place of the rearranged meeting shall, if practicable, also be placed in at least two national newspapers in the United Kingdom. Notice of the business to be transacted at such rearranged meeting shall not be required. If a meeting is rearranged in this way, the appointment of a proxy will be valid if it is received as required by these articles not less than 48 hours before the time appointed for holding the rearranged meeting. The board may also postpone or move the rearranged meeting under this article.

Proceedings at General Meetings

55. Quorum

No business shall be transacted at any general meeting unless a quorum is present when the meeting proceeds to business, but the absence of a quorum shall not preclude the choice or appointment of a chairman of the meeting which shall not be treated as part of the business of the meeting. Save as otherwise provided by these articles, two members present in person or by proxy and entitled to vote shall be a quorum for all purposes.

56. Procedure if Quorum Not Present

If within five minutes (or such longer time not exceeding one hour as the chairman of the meeting may decide to wait) after the time appointed for the commencement of the meeting a quorum is not present, the meeting, if convened by or upon the requisition of members, shall be dissolved. In any other case it shall stand adjourned to such other day (being not less than three nor more than 28 days later) and at such other time or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been so specified, the meeting shall stand adjourned to such other day (being not less than ten nor more than 28 days later) and at such other time or place as the chairman of the meeting may decide and, in this case, the company shall give not less than seven clear days' notice in writing of the adjourned meeting. References in this article to notice in writing include the use of electronic communications and publication on a web site in accordance with the Companies Acts. At any adjourned meeting one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum and any notice of an adjourned meeting shall state that one member present in person or by proxy and entitled to vote (whatever the number of shares held by him) shall be a quorum.

57. Security Arrangements

The board may direct that persons wishing to attend any general meeting should submit to such searches or other security arrangements or restrictions as the board shall consider appropriate

in the circumstances and shall be entitled in its absolute discretion to, or to authorise some one or more persons who shall include a director or the secretary or the chairman of the meeting to, refuse entry to, or to eject from, such general meeting any person who fails to submit to such searches or otherwise to comply with such security arrangements or restrictions.

58. Chairman of General Meeting

The chairman (if any) of the board or, in his absence, the deputy chairman (if any) shall preside as chairman at every general meeting. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. If there is no chairman or deputy chairman, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time appointed for the commencement of the meeting, or if neither the chairman nor any deputy chairman is willing to act as chairman, the directors present shall choose one of their number to act, or if one director only is present he shall preside as chairman of the meeting if willing to act. If no director is present, or if each of the directors present declines to take the chair, the persons present and entitled to vote shall appoint one of their number to be chairman of the meeting. Nothing in these articles shall restrict or exclude any of the powers or rights of a chairman of a meeting which are given by law.

59. Orderly Conduct

The chairman of the meeting shall take such action or give directions for such action to be taken as he thinks fit to promote the orderly conduct of the business of the meeting as laid down in the notice of the meeting. The chairman's decision on points of order, matters of procedure or arising incidentally from the business of the meeting shall be final as shall be his determination as to whether any point or matter is of such a nature.

60. Entitlement to Attend and Speak

Each director shall be entitled to attend and speak at any general meeting of the company. The chairman of the meeting may invite any person to attend and speak at any general meeting of the company where he considers that this will assist in the deliberations of the meeting.

61. Adjournments

The chairman of the meeting may at any time without the consent of the meeting adjourn any meeting (whether or not it has commenced or a quorum is present) either sine die or to another time or place where it appears to him that (a) the members entitled to vote and wishing to attend cannot be conveniently accommodated in the place appointed for the meeting (b) the conduct of persons present prevents or is likely to prevent the orderly continuation of business or (c) an adjournment is otherwise necessary so that the business of the meeting may be properly conducted. In addition, the chairman of the meeting may at any time with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting either sine die or to another time or place.. When a meeting is adjourned sine die the time and place for the adjourned meeting shall be fixed by the board. No business shall be transacted at any adjourned meeting except business which might properly have been transacted at the meeting had the adjournment not taken place. Any meeting may be adjourned more than once.

62. Notice of Adjournment

When a meeting is adjourned for three months or more, or sine die, notice of the adjourned meeting shall be given as in the case of an original meeting. Except where these articles otherwise require, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

Amendments

63. Amendments to Resolutions

In the case of a resolution duly proposed as a special or extraordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon and in the case of a resolution duly proposed as an ordinary resolution no amendment thereto (other than an amendment to correct a patent error) may be considered or voted upon unless either at least 48 hours prior to the time appointed for holding the meeting or adjourned meeting at which such ordinary resolution is to be proposed notice in writing of the terms of the amendment and intention to move the same has been lodged at the office or the chairman of the meeting in his absolute discretion decides that it may be considered or voted upon. With the consent of the chairman of the meeting, an amendment may be withdrawn by its proposer before it is put to the vote.

64. Amendments Ruled Out of Order

If an amendment shall be proposed to any resolution under consideration but shall be ruled out of order by the chairman of the meeting the proceedings on the substantive resolution shall not be invalidated by any error in such ruling.

Voting

65. Votes of Members

Subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, on a show of hands every member who is present in person at a general meeting of the company shall have one vote. Proxies cannot vote on a show of hands. On a poll every member who is present in person or by proxy shall, subject to any special terms as to voting upon which any shares may be issued or may at the relevant time be held and to any other provisions of these articles, have one vote for every share of which he is the holder.

66. Method of Voting

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded. Subject to the Companies Acts, a poll may be demanded by:-

(i) the chairman of the meeting; or

(ii) at least five members present in person or by proxy and entitled to vote; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The chairman of the meeting can also demand a poll before a resolution is put to the vote on a show of hands.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman of the meeting that a resolution on a show of hands has been carried or carried unanimously or by a particular majority or not carried by a particular majority or lost shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against the resolution.

67. Procedure if Poll Demanded

If a poll is properly demanded it shall be taken in such manner as the chairman of the meeting shall direct. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

68. When Poll to be Taken

A poll demanded on the election of a chairman of the meeting, or on a question of adjournment, shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or on such date (being not later than 30 days after the date of the demand) and at such time and place as the chairman of the meeting shall direct. It shall not be necessary (unless the chairman of the meeting otherwise directs) for notice to be given of a poll.

69. Continuance of Other Business after Poll Demand

The demand for a poll (other than on the election of a chairman of the meeting or on a question of adjournment) shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded, and it may be withdrawn with the consent of the chairman of the meeting at any time before the close of the meeting or the taking of the poll, whichever is the earlier, and in that event shall not invalidate the result of a show of hands declared before the demand was made.

70. Votes on a Poll

On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion and if he does he shall specify the number of shares in respect of which each proxy is entitled to exercise the related votes and shall ensure that no proxy is appointed to exercise the votes which any other proxy has been appointed by that member to exercise. On a poll a member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

71. Casting Vote of Chairman

In the case of an equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall be entitled to an additional or casting vote.

72. Votes of Joint Holders

In the case of joint holders of a share the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and, for this purpose, seniority shall be determined by the order in which the names stand in the register in respect of the joint holding.

73. Voting on Behalf of Incapable Member

A member in respect of whom an order has been made by any competent court or official on the ground that he is or may be suffering from mental disorder or is otherwise incapable of managing his affairs may vote at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company and may exercise any other right conferred by membership in relation to general meetings by or through any person authorised in such circumstances to do so on his behalf (and that person may vote on a poll by proxy), provided that evidence to the satisfaction of the board of the authority of the person claiming to exercise the right to vote or such other right has been received at the office (or at such other place as may be specified in accordance with these articles for the receipt of appointments of a proxy in writing which are not electronic communications) not later than the last time at which such an appointment should have been received in order to be valid for use at that meeting or on the holding of that poll.

74. No Right to Vote where Sums Overdue on Shares

No member shall, unless the board otherwise decides, be entitled in respect of any share held by him to attend or vote (either personally or by proxy) at any general meeting of the company or at any separate general meeting of the holders of any class of shares in the company or upon a poll or to exercise any other right conferred by membership in relation to general meetings or polls unless all calls or other sums presently payable by him in respect of that share have been paid.

75. Objections or Errors in Voting

If:-

(i) any objection shall be raised to the qualification of any voter, or

(ii) any votes have been counted which ought not to have been counted or which might have been rejected, or

(iii) any votes are not counted which ought to have been counted,

the objection or error shall not vitiate the decision of the meeting or adjourned meeting or poll on any resolution unless it is raised or pointed out at the meeting or, as the case may be, the adjourned meeting or poll at which the vote objected to is given or tendered or at which the error

occurs. Any objection or error shall be referred to the chairman of the meeting and shall only vitiate the decision of the meeting on any resolution if the chairman decides that the same may have affected the decision of the meeting. The decision of the chairman on such matters shall be conclusive.

Proxies

76. Appointment of Proxies

The appointment of a proxy shall be in writing signed by the appointor or his duly authorised attorney or, if the appointor is a corporation, shall either be executed under its seal or signed by an officer, attorney or other person authorised to sign it. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

77. Receipt of Proxies

The appointment of a proxy must:-

(i) in the case of an appointment which is not contained in an electronic communication, be received at the office (or such other place in the United Kingdom as may be specified in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote together with (if required by the board) any authority under which it is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board;

(ii) in the case of an appointment contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications in or by way of note to the notice convening the meeting or in or by way of note to any notice of any adjournment or, in either case, in any accompanying document or in any electronic communication issued by or on behalf of the company, be received at such address not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote. Any authority pursuant to which an appointment contained in an electronic communication is made or a copy of the authority, certified notarially or in accordance with the Powers of Attorney Act 1971 or in some other manner approved by the board, must, if required by the board, be received at the office (or such other place in the United Kingdom as may be specified in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the person named in the appointment proposes to vote; or

(iii) in the case of a poll taken subsequently to the date of the meeting or adjourned meeting, be received as aforesaid not less than 24 hours before the time appointed for the taking of the poll,

and an appointment of a proxy which is not or in respect of which the authority or copy thereof is not, received in a manner so permitted shall be invalid. When two or more valid but differing appointments of a proxy are received in respect of the same share for use at the same meeting or poll, the one which is last received (regardless of its date or of the date of its signature) shall be treated as replacing and revoking the others as regards that share; if the company is unable to determine which was last received, none of them shall be treated as valid in respect of that share. The appointment of a proxy shall not preclude a member from attending and voting in person at the meeting or poll concerned. The proceedings at a general meeting shall not be invalidated where an appointment of a proxy in respect of that meeting is delivered in a manner permitted by these articles by electronic communication, but because of a technical problem it cannot be read by the recipient.

78. Maximum Validity of Proxy

No appointment of a proxy shall be valid after 12 months have elapsed from the date of its receipt save that, unless the contrary is stated in it, an appointment of a proxy shall be valid for use at an adjourned meeting or a poll after a meeting or an adjourned meeting even after 12 months, if it was valid for the original meeting.

79. Form of Proxy

The appointment of a proxy shall be in any usual form or in such other form as the board may approve. The appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to, or any other business which may properly come before, the meeting for which it is given as the proxy thinks fit. The appointment of a proxy shall, unless the contrary is stated in it, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

80. Cancellation of Proxy's Authority

A vote given or poll demanded by a proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice in writing of the determination was received by the company at the office (or such other place or address as was specified by the company for the receipt of appointments of proxy in the notice convening the meeting or in any notice of any adjournment or, in either case, in any accompanying document) not later than the last time at which an appointment of a proxy should have been received in order to be valid for use at the meeting or on the holding of the poll at which the vote was given or the poll demanded. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

Appointment, Retirement and Removal of Directors

81. Number of Directors

Unless otherwise determined by ordinary resolution of the company, the number of directors (disregarding alternate directors) shall be not be subject to any maximum but shall not be less than two.

82. Age of Directors

No person shall be disqualified from being appointed or elected as a director, and no director shall be required to vacate that office, by reason only of the fact that he has attained the age of 70 years or any other age. It shall not be necessary by reason of a person's age to give special notice under the Companies Acts of any resolution in connection with his election. However, any director who is of the age of 70 or more shall retire in accordance with these articles. Where the board convenes any general meeting of the company at which (to the knowledge of the board) a director will be proposed for election or re-election who at the date for which the meeting is convened will have attained the age of 70 years or more, the board shall give notice of his age in years in the notice convening the meeting or in any document accompanying the notice, but the accidental omission to do so shall not invalidate any proceedings, or any election or re-election of that director, at that meeting.

83. Directors' Shareholding Qualification

No shareholding qualification for directors shall be required.

84. Power of Company to Elect Directors

Subject to the provisions of these articles, the company may by ordinary resolution elect any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles.

85. Power of Board to Appoint Directors

Subject to the provisions of these articles, the board may appoint any person who is willing to act to be a director, either to fill a vacancy or as an addition to the existing board, but so that the total number of directors shall not at any time exceed any maximum number fixed by or in accordance with these articles. Any director so appointed shall retire at the next annual general meeting and shall then be eligible for election but shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at that meeting.

86. Number to Retire by Rotation

At every annual general meeting a minimum of one-third of the directors shall retire from office, save that if their number is not three or any multiple of three then the minimum number required to retire shall be the number nearest to and less than one-third. If there are fewer than three directors they shall all retire.

87. Identity of Directors to Retire

The directors to retire by rotation on each occasion shall be those of the directors who held office at the time of the two preceding annual general meetings and who did not retire at either of them. If the number of directors so retiring is less than the minimum number required by these articles to retire by rotation, additional directors up to that number shall also retire. The additional directors to retire shall be those of the directors who have been longest in office since they were last elected; but, as between persons who were last elected on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, a director who would not otherwise be required to retire shall retire if he is aged 70 or more at the date of the meeting or if he has held office with the company, other than employment or executive office, for a continuous period of nine years or more at the date of the meeting. The directors to retire by rotation on each occasion (both as to number and identity) shall be determined by the composition of the board at start of business on the date of the notice convening the annual general meeting and no director shall be required to retire by rotation or be relieved from retiring by rotation by reason of any change in the number or identity of the directors after that time on the date of the notice but before the close of the meeting.

88. Filling Vacancies

Subject to the provisions of these articles, at the meeting at which a director retires the company can pass an ordinary resolution to re-elect the director or to elect some other eligible person in his place.

89. Power of Removal by Special Resolution

In addition to any power of removal conferred by the Companies Acts, the company may by special resolution remove any director before the expiration of his period of office and may (subject to these articles) by ordinary resolution appoint another person who is willing to act to be a director in his place.

90. Persons Eligible as Directors

No person other than a director retiring at the meeting (whether by rotation or otherwise) shall be elected or re-elected a director at any general meeting unless:-

(i) he is recommended by the board; or

(ii) not less than seven nor more than 42 days before the day appointed for the meeting, notice in writing by a member qualified to vote at the meeting (not being the person to be proposed) has been given to the secretary of the intention to propose that person for election or re-election together with confirmation in writing by that person of his willingness to be elected or re-elected.

91. Position of Retiring Directors

A director who retires (whether by rotation or otherwise) at an annual general meeting may, if willing to continue to act, be elected or re-elected. If he is elected or re-elected he is treated as continuing in office throughout. If he is not elected or re-elected, he shall retain office until the

end of the meeting or (if earlier) when a resolution is passed to elect someone in his place or when a resolution to elect or re-elect the director is put to the meeting and lost.

92. Vacation of Office by Directors

Without prejudice to the provisions for retirement by rotation or otherwise contained in these articles, the office of a director shall be vacated if:-

(i) he resigns his office by notice in writing delivered to or received at the office or tendered at a meeting of the board; or

(ii) by notice in writing delivered to or received at the office or tendered at a meeting of the board he offers to resign and the board resolves to accept such offer; or

(iii) by notice in writing delivered to or received at the office or tendered at a meeting of the board, his resignation is requested by all of the other directors and all of the other directors are not less than three in number; or

(iv) he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health and the board resolves that his office is vacated; or

(v) he is absent without the permission of the board from meetings of the board (whether or not an alternate director appointed by him attends) for six consecutive months and the board resolves that his office is vacated; or

(vi) he becomes bankrupt or compounds with his creditors generally; or

(vii) he is prohibited by law from being a director; or

(viii) he ceases to be a director by virtue of the Companies Acts or is removed from office pursuant to these articles.

If the office of a director is vacated for any reason, he shall cease to be a member of any committee or sub-committee of the board. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

93. Alternate Directors

(A) Each director may appoint any person to be his alternate and may at his discretion remove an alternate director so appointed. If the alternate director is not already a director, the appointment, unless previously approved by the board, shall have effect only upon and subject to its being so approved. Any appointment or removal of an alternate director shall be effected by notice in writing signed by the appointor and delivered to or received at the office or tendered at a meeting of the board, or in any other manner approved by the board. An alternate director shall be entitled to receive notice of all meetings of the board or of committees of the board of which his appointor is a member. It

shall not be necessary to give notice of such a meeting to an alternate director who is absent from the United Kingdom. He shall also be entitled to attend and vote as a director at any such meeting at which the director appointing him is not personally present and at such meeting to exercise and discharge all the functions, powers, rights and duties of his appointor as a director and for the purposes of the proceedings at such meeting the provisions of these articles shall apply as if he were a director.

(B) Every person acting as an alternate director shall (except as regards power to appoint an alternate and remuneration) be subject in all respects to the provisions of these articles relating to directors and shall during his appointment be an officer of the company. An alternate director shall alone be responsible to the company for his acts and defaults and shall not be deemed to be the agent of or for the director appointing him. An alternate director may be paid expenses and shall be entitled to be indemnified by the company to the same extent as if he were a director. An alternate director shall not be entitled to receive from the company any fee in his capacity as an alternate director but the company shall, if so requested in writing by the appointor, pay to the alternate director any part of the fees or remuneration otherwise due to the appointor.

(C) A director or any other person may act as an alternate director to represent more than one director. Every person acting as an alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director but he shall count as only one for the purposes of determining whether a quorum is present. Signature by an alternate director of any resolution in writing of the board or a committee of the board shall, unless the notice of his appointment provides to the contrary, be as effective as signature by his appointor.

(D) An alternate director shall cease to be an alternate director:-

(i) if his appointor ceases for any reason to be a director except that, if at any meeting any director retires by rotation or otherwise but is re-elected at the same meeting, any appointment made by him pursuant to this article which was in force immediately before his retirement shall remain in force as though he had not retired; or

(ii) on the happening of any event which if he were a director would cause him to vacate his office as director; or

(iii) if he resigns his office by notice in writing to the company.

(E) In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

94. Executive Directors

The board or any committee authorised by the board may from time to time appoint one or more directors to hold any employment or executive office with the company for such period (subject

to the provisions of the Companies Acts) and upon such other terms as the board or any committee authorised by the board may in its discretion decide and may revoke or terminate any appointment so made. Any revocation or termination of the appointment shall be without prejudice to any claim for damages that the director may have against the company or the company may have against the director for any breach of any contract of service between him and the company which may be involved in the revocation or termination. A director so appointed shall receive such remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of his remuneration as a director.

Fees, Remuneration, Expenses and Pensions

95. Directors' Fees

Each of the directors shall be paid a fee at such rate as may from time to time be determined by the board provided that the aggregate of all fees so paid to directors (excluding amounts payable under any other provision of these articles) shall not exceed £500,000 per annum or such higher amount as may from time to time be decided by ordinary resolution of the company.

96. Additional Remuneration

Any director who performs services which in the opinion of the board or any committee authorised by the board go beyond the ordinary duties of a director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may in its discretion decide in addition to any remuneration provided for by or pursuant to any other article.

97. Expenses

Each director may be paid his reasonable travelling, hotel and incidental expenses of attending and returning from meetings of the board or committees of the board or general meetings of the company or any other meeting which as a director he is entitled to attend and shall be paid all other costs and expenses properly and reasonably incurred by him in the conduct of the company's business or in the discharge of his duties as a director. The company may also fund a director's expenditure on defending proceedings as provided in the Companies Act.

98. Pensions and Gratuities for Directors

The board or any committee authorised by the board may exercise all the powers of the company to provide benefits, either by the payment of gratuities or pensions or by insurance or in any other manner whether similar to the foregoing or not, for any director or former director or the relations, or dependants of, or persons connected to, any director or former director provided that no benefits (except such as may be provided for by any other article) may be granted to or in respect of a director or former director who has not been employed by, or held an executive office or place of profit under, the company or any body corporate which is or has been its subsidiary undertaking or any predecessor in business of the company or any such body corporate without the approval of an ordinary resolution of the company. No director or former director shall be accountable to the company or the members for any benefit provided pursuant to this article and the receipt of any such benefit shall not disqualify any person from being or becoming a director of the company.

Directors' Interests

99. Permitted Interests and Voting

(A) Subject to the provisions of the Companies Acts and of paragraph (J) of this article, no director or proposed or intending director shall be disqualified by his office from contracting with the company, either with regard to his tenure of any office or place of profit or as vendor, purchaser or in any other manner whatever, nor shall any contract in which any director is in any way interested be liable to be avoided, nor shall any director who is so interested be liable to account to the company or the members for any remuneration, profit or other benefit realised by the contract by reason of the director holding that office or of the fiduciary relationship thereby established.

(B) A director may hold any other office or place of profit with the company (except that of auditor) in conjunction with his office of director for such period (subject to the provisions of the Companies Acts) and upon such other terms as the board may decide, and may be paid such extra remuneration for so doing (whether by way of salary, commission, participation in profits or otherwise) as the board or any committee authorised by the board may decide, and either in addition to or in lieu of any remuneration provided for by or pursuant to any other article.

(C) A director may be or become a director or other officer of, or otherwise interested in, or contract with any company promoted by the company or in which the company may be interested or as regards which it has any power of appointment, and shall not be liable to account to the company or the members for any remuneration, profit or other benefit received by him as a director or officer of or from his interest in or contract with the other company nor shall any such contract be liable to be avoided. Subject to the Companies Acts and these articles, the board may also cause any voting power conferred by the shares in any other company held or owned by the company or any power of appointment to be exercised in such manner in all respects as it thinks fit, including the exercise of the voting power or power of appointment in favour of the appointment of the directors or any of them as directors or officers of the other company, or in favour of the payment of remuneration to the directors or officers of the other company. Subject to the Companies Acts and these articles, a director may also vote on and be counted in the quorum in relation to any of such matters.

(D) A director may act by himself or his firm in a professional capacity for the company (otherwise than as auditor) and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

(E) A director shall not vote on or be counted in the quorum in relation to any resolution of the board concerning his own appointment, or the settlement or variation of the terms or the termination of his own appointment, as the holder of any office or place of profit with the company or any other company in which the company is interested but, where proposals are under consideration concerning the appointment, or the settlement or variation of the terms or the termination of

the appointment, of two or more directors to offices or places of profit with the company or any other company in which the company is interested, a separate resolution may be put in relation to each director and in that case each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution unless it concerns his own appointment or the settlement or variation of the terms or the termination of his own appointment or the appointment of another director to an office or place of profit with a company in which the company is interested and the director seeking to vote or be counted in the quorum owns one per cent. or more of it.

(F) Save as otherwise provided by these articles, a director shall not vote on, or be counted in the quorum in relation to, any resolution of the board in respect of any contract in which he has an interest which (taken together with any interest of any person connected with him) is to his knowledge a material interest and, if he shall do so, his vote shall not be counted, but this prohibition shall not apply to any resolution where that material interest arises only from one or more of the following matters:-

(i) the giving to him of any guarantee, indemnity or security in respect of money lent or obligations undertaken by him or by any other person at the request of or for the benefit of the company or any of its subsidiary undertakings;

(ii) the giving to a third party of any guarantee, indemnity or security in respect of a debt or obligation of the company or any of its subsidiary undertakings for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) where the company or any of its subsidiary undertakings is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to participate;

(iv) any contract in which he is interested by virtue of his interest in shares or debentures or other securities of the company or by reason of any other interest in or through the company;

(v) any contract concerning any other company (not being a company in which the director owns one per cent. or more) in which he is interested directly or indirectly whether as an officer, shareholder, creditor or otherwise howsoever;

(vi) any contract concerning the adoption, modification or operation of a pension fund, superannuation or similar scheme or retirement, death or disability benefits scheme or employees' share scheme which relates both to directors and employees of the company or of any of its subsidiary undertakings and does not provide in respect of any director as such any privilege or advantage not accorded to the employees to which the fund or scheme relates;

(vii) any contract for the benefit of employees of the company or of any of its subsidiary undertakings under which he benefits in a similar manner to the employees and which does not accord to any director as such any privilege or advantage not accorded to the employees to whom the contract relates; and

(viii) any contract for the purchase or maintenance of insurance against any liability for, or for the benefit of, any director or directors or for, or for the benefit of, persons who include directors.

(G) A company shall be deemed to be one in which a director owns one per cent. or more if and so long as (but only if and so long as) he, taken together with any person connected with him, is to his knowledge (either directly or indirectly) the holder of or beneficially interested in one per cent. or more of any class of the equity share capital of that company (calculated exclusive of any shares of that class in that company held as treasury shares) or of the voting rights available to members of that company. In relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(H) Where a company in which a director owns one per cent. or more is materially interested in a contract, he also shall be deemed materially interested in that contract.

(I) If any question shall arise at any meeting of the board as to the materiality of the interest of a director (other than the chairman of the meeting) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to the director concerned shall be conclusive except in a case where the nature or extent of his interest (so far as it is known to him) has not been fairly disclosed to the board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the board (for which purpose the chairman of the meeting shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interest of the chairman of the meeting (so far as it is known to him) has not been fairly disclosed to the board.

(J) A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the company shall declare the nature of his interest at the meeting of the board at which the question of entering into the contract is first taken into consideration, if he knows his interest then exists, or in any other case at the first meeting of the board after he knows that he is or has become so interested. For the purposes of this article, a general notice to the board by a director to the effect that (a) he is a member of a specified company or firm and is to be regarded as interested in any contract which may after the date of the notice be made with that company or firm or (b) he is to be regarded as interested in any contract which may after the date of the notice be made with a specified person who is connected with him, shall be deemed to be a sufficient

declaration of interest under this article in relation to any such contract; provided that no such notice shall be effective unless either it is given at a meeting of the board or the director takes reasonable steps to secure that it is brought up and read at the next board meeting after it is given.

(K) References in this article to a contract include references to any proposed contract and to any transaction or arrangement whether or not constituting a contract.

(L) Subject to the provisions of the Companies Acts, the company may by ordinary resolution suspend or relax the provisions of this article to any extent or ratify any contract not properly authorised by reason of a contravention of this article.

Powers and Duties of the Board

100. General Powers of Company Vested in Board

Subject to the provisions of the Companies Acts, the memorandum of association of the company and these articles and to any directions given by the company in general meeting by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company whether relating to the management of the business of the company or not. No alteration of the memorandum of association or these articles and no special resolution shall invalidate any prior act of the board which would have been valid if that alteration had not been made or that resolution had not been passed. The powers given by this article shall not be limited by any special power given to the board by any other article.

101. Borrowing Powers

(A) The board may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company, to issue debentures and other securities and to give security, whether outright or as collateral security, for any debt, liability or obligation of the company or of any third party.

(B) The board shall restrict the borrowings of the company and exercise all voting and other rights or powers of control exercisable by the company in relation to its subsidiary undertakings (if any) so as to secure (but as regards subsidiary undertakings only in so far as by the exercise of the rights or powers of control the board can secure) that the aggregate principal amount from time to time outstanding of all borrowings by the group (exclusive of borrowings owing by one member of the group to another member of the group) shall not at any time without the previous sanction of an ordinary resolution of the company exceed an amount equal to two times the adjusted capital and reserves.

For the purposes of this paragraph of this article:-

(i) "the adjusted capital and reserves" means the aggregate from time to time of:-

(a) the amount paid up on the issued share capital of the company (including any shares held as treasury shares),

(b) the amount standing to the credit of the reserves of the company including any share premium account, capital redemption reserve and credit balance on profit and loss account,

all as shown by the then latest audited balance sheet but after

(c) deducting from the aggregate any debit balance on profit and loss account subsisting at the date of that audited balance sheet except to the extent that a deduction has already been made on that account, and

(d) making such adjustments as may be appropriate to reflect any variation in the amount of the paid up share capital, share premium account, capital redemption reserve or other reserve since the date of the audited balance sheet;

(ii) "borrowings" include not only borrowings but also the following except in so far as otherwise taken into account:-

(a) the nominal amount of any issued and paid up share capital (other than equity share capital) of any subsidiary undertaking beneficially owned otherwise than by a member of the group,

(b) the nominal amount of any other issued and paid up share capital and the principal amount of any debentures or borrowed moneys which is not at the relevant time beneficially owned by a member of the group, the redemption or repayment of which is the subject of a guarantee or indemnity by a member of the group or which any member of the group may be required to purchase,

(c) the outstanding amount raised by acceptances by any bank or accepting house under any acceptance credit opened on behalf of and in favour of any member of the group,

(d) the principal amount of any debenture (whether secured or unsecured) of a member of the group beneficially owned otherwise than by a member of the group,

(e) any fixed or minimum premium payable by a member of the group on final repayment of any borrowing or deemed borrowing, and

(f) the minority proportion of moneys borrowed by a member of the group and owing to a partly-owned subsidiary undertaking;

but do not include:-

(g) borrowings incurred by any member of the group for the purpose of repaying within six months of the borrowing the whole or any part of any borrowings of that or any other member of the group outstanding at the relevant time, pending their application for that purpose within that period,

(h) borrowings incurred by any member of the group for the purpose of financing any contract in respect of which any part of the price receivable under the contract by that or any other member of the group is guaranteed or insured by the Export Credits Guarantee Department or by any other governmental department or agency fulfilling a similar function, up to an amount equal to that part of the price receivable under the contract which is so guaranteed or insured,

(i) borrowings of, or amounts secured on assets of, an undertaking which became a subsidiary undertaking of the company after the date as at which the latest audited balance sheet was prepared, to the extent their amount does not exceed their amount immediately after it became such a subsidiary undertaking, or

(j) the minority proportion of moneys borrowed by a partly-owned subsidiary undertaking and not owing to another member of the group;

(iii) when the aggregate principal amount of borrowings required to be taken into account on any particular date is being ascertained, any particular borrowing then outstanding which is denominated or repayable in a currency other than sterling shall be notionally converted into sterling at the rate of exchange prevailing in London on the last business day before that date or, if it would result in a lower figure, at the rate of exchange prevailing in London on the last business day six months before that date and so that for these purposes the rate of exchange shall be taken as the spot rate in London recommended by a London clearing bank, selected by the board, as being the most appropriate rate for the purchase by the company of the currency in question for sterling on the day in question;

(iv) if the amount of adjusted capital and reserves is being calculated in connection with a transaction involving a company becoming or ceasing to be a member of the group, the amount is to be calculated as if the transaction had already occurred;

(v) "audited balance sheet" means the audited balance sheet of the company prepared for the purposes of the Companies Acts for a financial year unless an audited consolidated balance sheet dealing with the state of affairs of the company and its subsidiary undertakings

required to be dealt with in group accounts has been prepared for those purposes for the same financial year, in which case it means that audited consolidated balance sheet, and in that case all references to reserves and profit and loss account shall be deemed to be references to consolidated reserves and consolidated profit and loss account respectively;

(vi) the company may from time to time change the accounting convention on which the audited balance sheet is based provided that any new convention adopted complies with the requirements of the Companies Acts; if the company should prepare its main audited balance sheet on the basis of one convention, but a supplementary audited balance sheet on the basis of another, the main audited balance sheet shall be taken as the audited balance sheet;

(vii) "the group" means the company and its subsidiary undertakings (if any);

(viii) "the minority proportion" means a proportion equal to the proportion of the issued share capital of a partly-owned subsidiary undertaking which is not attributable to a member of the group; and

(ix) a certificate or report by the auditors as to the amount of the adjusted capital and reserves or the amount of any borrowings or to the effect that the limit imposed by this article has not been or will not be exceeded at any particular time or times shall be conclusive evidence of that amount or of that fact.

102. Agents

(A) The board can appoint anyone as the company's attorney by granting a power of attorney or by authorising them in some other way. Attorneys can either be appointed directly by the board or the board can give someone else the power to select attorneys. The board or the persons who are authorised by it to select attorneys can decide on the purposes, powers, authorities and discretions of attorneys. But they cannot give an attorney any power, authority or discretion which the board does not have under these articles.

(B) The board can decide how long a power of attorney will last for and attach any conditions to it. The power of attorney can include any provisions which the board decides on for the protection and convenience of anybody dealing with the attorney. The power of attorney can allow the attorney to grant any or all of his power, authority or discretion to any other person.

(C) The board can:-

(i) delegate any of its authority, powers or discretions to any manager or agent of the company;

(ii) allow managers or agents to delegate to another person;

(iii) remove any people it has appointed in any of these ways; and

(iv) cancel or change anything that it has delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or change.

Any appointment or delegation by the board which is referred to in this article can be on any conditions decided on by the board.

(D) The ability of the board to delegate under this article applies to all its powers and is not limited because certain articles refer to powers being exercised by the board or by a committee authorised by the board while other articles do not.

103. Delegation to Individual Directors

The board may entrust to and confer upon any director any of its powers, authorities and discretions (with power to sub-delegate) upon such terms and conditions and with such restrictions as it thinks fit, and either collaterally with, or to the exclusion of, its own powers, authorities and discretions and may from time to time revoke or vary all or any of them but no person dealing in good faith and without notice of the revocation or variation shall be affected by it. The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

104. Official Seals

The company may exercise all the powers conferred by the Companies Acts with regard to having official seals and those powers shall be vested in the board.

105. Registers

Subject to the provisions of the Companies Acts, the company may keep an overseas or local or other register in any place and the board may make and vary such regulations as it may think fit respecting the keeping of the register.

106. Provision for Employees

The board may exercise any power conferred by the Companies Acts to make provision for the benefit of persons employed or formerly employed by the company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the company or that subsidiary.

Proceedings of the Board

107. Board Meetings

The board may meet for the despatch of business, adjourn and otherwise regulate its meetings as it thinks fit. A director at any time may, and the secretary on the requisition of a director at any time shall, summon a board meeting.

108. Notice of Board Meetings

Notice of a board meeting shall be deemed to be properly given to a director if it is given to him personally or by word of mouth or sent in writing to him at his last known address or any other address given by him to the company for this purpose. A director absent or intending to be absent from the United Kingdom may request the board that notices of board meetings shall during his absence be sent in writing to him at an address given by him to the company for this purpose, but such notices need not be given any earlier than notices given to directors not so absent and if no request is made to the board it shall not be necessary to give notice of a board meeting to any director who is absent from the United Kingdom at the relevant time. A director may waive notice of any meeting either prospectively or retrospectively. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

109. Quorum

The quorum necessary for the transaction of the business of the board may be fixed by the board and, unless so fixed at any other number, shall be two. Subject to the provisions of these articles, any director who ceases to be a director at a board meeting may continue to be present and to act as a director and be counted in the quorum until the termination of the board meeting if no other director objects and if otherwise a quorum of directors would not be present.

110. Directors below Minimum through Vacancies

The continuing directors or a sole continuing director may act notwithstanding any vacancy in their number but, if and so long as the number of directors is reduced below the minimum number fixed by or in accordance with these articles or is below the number fixed by or in accordance with these articles as the quorum or there is only one continuing director, the continuing directors or director may act for the purpose of filling vacancies or of summoning general meetings of the company but not for any other purpose. If there are no directors or director able or willing to act, then any two members (excluding any member holding shares as treasury shares) may summon a general meeting for the purpose of appointing directors.

111. Appointment of Chairman

The board may appoint a director to be the chairman or a deputy chairman of the board, and may at any time remove him from that office. The chairman of the board or failing him a deputy chairman shall act as chairman at every meeting of the board. If more than one deputy chairman is present they shall agree amongst themselves who is to take the chair or, if they cannot agree, the deputy chairman who has been in office as a director longest shall take the chair. But if no chairman of the board or deputy chairman is appointed, or if at any meeting neither the chairman nor any deputy chairman is present within five minutes after the time

appointed for holding the meeting, the directors present may choose one of their number to be chairman of the meeting. References in these articles to a deputy chairman include, if no one has been appointed to that title, a person appointed to a position with another title which the board designates as equivalent to the position of deputy chairman.

112. Competence of Meetings

A meeting of the board at which a quorum is present shall be competent to exercise all the powers, authorities and discretions vested in or exercisable by the board.

113. Voting

Questions arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes the chairman of the meeting shall have a second or casting vote.

114. Delegation to Committees

(A) The board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to any committee, consisting of such person or persons (whether a member or members of its body or not) as it thinks fit, provided that the majority of persons on any committee or sub-committee must be directors. References in these articles to committees include sub-committees permitted under this article.

(B) Any committee so formed shall, in the exercise of the powers, authorities and discretions so delegated, conform to any regulations which may be imposed on it by the board. The meetings and proceedings of any committee consisting of two or more members shall be governed by the provisions contained in these articles for regulating the meetings and proceedings of the board so far as the same are applicable and are not superseded by any regulations imposed by the board.

(C) The power to delegate contained in this article shall be effective in relation to the powers, authorities and discretions of the board generally and shall not be limited by the fact that in certain articles, but not in others, express reference is made to particular powers, authorities or discretions being exercised by the board or by a committee authorised by the board.

115. Participation in Meetings by Telephone

All or any of the members of the board may participate in a meeting of the board by means of a conference telephone or any communication equipment which allows all persons participating in the meeting to speak to and hear each other. A person so participating shall be deemed to be present in person at the meeting and shall be entitled to vote or be counted in a quorum accordingly.

116. Resolution in Writing

A resolution in writing signed by all the directors who are at the relevant time entitled to receive notice of a meeting of the board and who would be entitled to vote on the resolution at a

meeting of the board (if that number is sufficient to constitute a quorum) shall be as valid and effectual as a resolution passed at a meeting of the board properly called and constituted. The resolution may be contained in one document or in several documents in like form each signed by one or more of the directors concerned. In this article references to in writing include the use of electronic communications subject to such terms and conditions as the board may decide.

117. Validity of Acts of Board or Committee

All acts done by the board or by any committee or by any person acting as a director or member of a committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the board or committee or person so acting or that they or any of them were disqualified from holding office or had vacated office or were not entitled to vote, be as valid as if each such member or person had been properly appointed and was qualified and had continued to be a director or member of the committee and had been entitled to vote.

Secretary

118. Appointment and Removal of the Secretary

Subject to the provisions of the Companies Acts, the secretary shall be appointed by the board for such term and upon such conditions as the board may think fit; and any secretary so appointed may be removed by the board.

Seals

119. Use of Seals

The board shall provide for the custody of every seal of the company. A seal shall only be used by the authority of the board or of a committee of the board authorised by the board in that behalf. Subject as otherwise provided in these articles, and to any resolution of the board or committee of the board dispensing with the requirement for counter-signature on any occasion, any instrument to which the common seal is applied shall be signed by at least one director and the secretary, or by at least two directors or by such other person or persons as the board may approve. Any instrument to which an official seal is applied need not, unless the board otherwise decides or the law otherwise requires, be signed by any person.

Dividends and Other Payments

120. Declaration of Dividends by Company

The company may by ordinary resolution from time to time declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the board.

121. Payment of Interim and Fixed Dividends by Board

Subject to the provisions of the Companies Acts, the board may pay such interim dividends as appear to the board to be justified by the financial position of the company and may also pay any dividend payable at a fixed rate at intervals settled by the board whenever the financial

position of the company, in the opinion of the board, justifies its payment. If the board acts in good faith, it shall not incur any liability to the holders of any shares for any loss they may suffer in consequence of the payment of an interim or fixed dividend on any other class of shares ranking pari passu with or after those shares.

122. Calculation and Currency of Dividends

Except in so far as the rights attaching to, or the terms of issue of, any share otherwise provide:-

(i) all dividends shall be declared and paid according to the amounts paid up on the share in respect of which the dividend is paid, but no amount paid up on a share in advance of calls shall be treated for the purposes of this article as paid up on the share;

(ii) all dividends shall be apportioned and paid pro rata according to the amounts paid up on the share during any portion or portions of the period in respect of which the dividend is paid; and

(iii) dividends may be declared or paid in any currency.

The board may decide the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

123. Amounts Due on Shares may be Deducted from Dividends

The board may deduct from any dividend or other moneys payable to a member by the company on or in respect of any shares all sums of money (if any) presently payable by him to the company on account of calls or otherwise in respect of shares of the company. Sums so deducted can be used to pay amounts owing to the company in respect of the shares.

124. No Interest on Dividends

Subject to the rights attaching to, or the terms of issue of, any shares, no dividend or other moneys payable by the company on or in respect of any share shall bear interest against the company.

125. Payment Procedure

Any dividend or other sum payable in cash by the company in respect of a share may be paid by cheque, warrant or similar financial instrument sent by post addressed to the holder at his registered address or, in the case of joint holders, addressed to the holder whose name stands first in the register in respect of the shares at his address as appearing in the register or addressed to such person and at such address as the holder or joint holders may in writing direct. Every cheque, warrant or similar financial instrument shall, unless the holder or joint holders otherwise direct, be made payable to the holder or, in the case of joint holders, to the holder whose name stands first on the register in respect of the shares, and shall be sent at his or their risk and payment of the cheque, warrant or similar financial instrument by the financial institution on which it is drawn shall constitute a good discharge to the company. In addition, any such dividend or other sum may be paid by any bank or other funds transfer system or such other means including, in respect of uncertificated shares, by means of the facilities and

requirements of a relevant system and to or through such person as the holder or joint holders may in writing direct and the company may agree, and the making of such payment shall be a good discharge to the company and the company shall have no responsibility for any sums lost or delayed in the course of payment by any such system or other means or where it has acted on any such directions and accordingly, payment by any such system or other means shall constitute a good discharge to the company. Any one of two or more joint holders may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares held by them. Where a person is entitled by transmission to a share, any dividend or other sum payable by the company in respect of the share may be paid as if he were a holder of the share and his address noted in the register were his registered address and where two or more persons are so entitled, any one of them may give effectual receipts for any dividends or other moneys payable or property distributable on or in respect of the shares.

126. Uncashed Dividends

The company may cease to send any cheque, warrant or similar financial instrument through the post or to employ any other means of payment, including payment by means of a relevant system, for any dividend payable on any shares in the company which is normally paid in that manner on those shares if in respect of at least two consecutive dividends payable on those shares the cheques, warrants or similar financial instruments have been returned undelivered or remain uncashed during or at the end of the period for which the same are valid or that means of payment has failed. In addition, the company may cease to send any cheque, warrant or similar financial instrument through the post or may cease to employ any other means of payment if, in respect of one dividend payable on those shares, the cheque, warrant or similar financial instrument has been returned undelivered or remains uncashed during or at the end of the period for which the same is valid or that means of payment has failed and reasonable enquiries have failed to establish any new address or account of the holder. Subject to the provisions of these articles, the company must recommence sending cheques, warrants or similar financial instruments or employing such other means in respect of dividends payable on those shares if the holder or person entitled by transmission requests such recommencement in writing.

127. Forfeiture of Unclaimed Dividends

All dividends or other sums payable on or in respect of any shares which remain unclaimed may be invested or otherwise made use of by the board for the benefit of the company until claimed. Any dividend or other sum unclaimed after a period of 12 years from the date when it was declared or became due for payment shall be forfeited and shall revert to the company unless the board decides otherwise and the payment by the board of any unclaimed dividend or other sum payable on or in respect of a share into a separate account shall not constitute the company a trustee in respect of it.

128. Dividends Not in Cash

Any general meeting declaring a dividend may, upon the recommendation of the board, by ordinary resolution direct that it shall be satisfied wholly or partly by the distribution of assets, and in particular of paid up shares or debentures of any other company, and where any difficulty arises in regard to the distribution the board may settle it as it thinks expedient, and in particular may authorise any person to sell and transfer any fractions or may ignore fractions altogether, and may fix the value for distribution purposes of any assets or any part thereof to be distributed

and may determine that cash shall be paid to any members upon the footing of the value so fixed in order to secure equality of distribution and may vest any assets to be distributed in trustees as may seem expedient to the board.

129. Scrip Dividends

The board may, if authorised by an ordinary resolution of the company, offer any holders of ordinary shares (excluding any member holding shares as treasury shares) the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the board) of any dividend specified by the ordinary resolution. The following provisions shall apply:-

(i) An ordinary resolution may specify some or all of a particular dividend (whether or not already declared) or may specify some or all of any dividends declared or paid within a specified period, but such period may not end later than the fifth anniversary of the date of the meeting at which the ordinary resolution is passed;

(ii) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) of the dividend that such holder elects to forgo. For this purpose "relevant value" shall be calculated by reference to the average of the market value (as defined by the Listing Rules) of the company's ordinary shares on the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount and in giving such a certificate or report the auditors may rely on advice or information from brokers or other sources of information as they think fit;

(iii) No fraction of any ordinary share shall be allotted. The board may make such provisions as they think fit for any fractional entitlements including provisions whereby, in whole or in part, the benefit thereof accrues to the company and/or under which fractional entitlements are accrued and/or retained and in each case accumulated on behalf of any member and such accruals or retentions are applied to the allotment by way of bonus to or cash subscription on behalf of such member of fully paid ordinary shares and/or provisions whereby cash payments may be made to members in respect of their fractional entitlements;

(iv) The board, if it intends to offer an election in respect of any dividend, shall give notice to the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed which, for the avoidance of doubt, may include an election by means of a relevant system and the place at which, and the latest time by which, elections must be lodged in order for elections to be effective; no such notice need be given to holders of ordinary shares who have previously given election mandates in accordance with this article and whose mandates have not been revoked; the accidental omission to give notice of any right of election to, or the non receipt of any such notice by, any holder of

ordinary shares entitled to the same shall neither invalidate any offer of an election nor give rise to any claim, suit or action;

(v) The board shall not proceed with any election unless the company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined;

(vi) The board may exclude from any offer or make other arrangement in relation to any holders of ordinary shares where the board believes that such exclusion or arrangement is necessary or expedient in relation to legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory, or the board believes that for any other reason the offer should not be made to them;

(vii) The dividend (or that part of the dividend in respect of which a right of election has been offered) shall not be payable on ordinary shares in respect of which an election has been made (for the purposes of this article "the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment calculated as stated. For such purpose the board shall capitalise, out of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution as the board may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis;

(viii) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully-paid ordinary shares then in issue except that they will not be entitled to participation in the relevant dividend;

(ix) Unless the board otherwise determines, or unless the Uncertificated Securities Regulations and/or the rules of the relevant system concerned otherwise require, the new ordinary share or shares which a member has elected to receive instead of cash in respect of the whole (or some part) of the specified dividend declared or paid in respect of his elected ordinary shares shall be in uncertificated form (in respect of the member's elected ordinary shares which were in uncertificated form on the date of the member's election) and in certificated form (in respect of the member's elected ordinary shares which were in certificated form on the date of the member's election);

(x) The board may also from time to time establish or vary a procedure for election mandates, which, for the avoidance of doubt, may include an election by means of a relevant system, under which a holder of ordinary shares may elect in respect of future rights of election offered to that holder under this article until the election mandate is revoked in accordance with the procedure;

(xi) The board may decide how any costs relating to making new shares available in place of a cash dividend will be met, including deciding to deduct an amount from the entitlement of a shareholder under this article; and

(xii) At any time before new ordinary shares are allotted instead of cash in respect of any part of a dividend, the board may determine that such new ordinary shares will not be allotted. Any such determination may be made before or after any election has been made by members in respect of the relevant dividend.

Capitalisation of Reserves

130. Power to Capitalise Reserves and Funds

The company may, upon the recommendation of the board, at any time and from time to time pass an ordinary resolution to the effect that it is desirable to capitalise all or any part of any amount standing to the credit of any reserve or fund (including the profit and loss account) at the relevant time whether or not the same is available for distribution and accordingly that the amount to be capitalised be set free for distribution among the members or any class of members who would be entitled to it if it were distributed by way of dividend and in the same proportions, on the footing that it is applied either in or towards paying up the amounts unpaid at the relevant time on any shares in the company held by those members respectively or in paying up in full unissued shares, debentures or other obligations of the company to be allotted and distributed credited as fully paid up among those members, or partly in one way and partly in the other, but so that, for the purposes of this article: (i) a share premium account and a capital redemption reserve, and any reserve or fund representing unrealised profits, may be applied only in paying up in full unissued shares of the company; and (ii) where the amount capitalised is applied in paying up in full unissued shares, the company will also be entitled to participate in the relevant distribution in relation to any shares of the relevant class held by it as treasury shares and the proportionate entitlement of the relevant class of members to the distribution will be calculated accordingly. The board may authorise any person to enter into an agreement with the company on behalf of the persons entitled to participate in the distribution and the agreement shall be binding on those persons.

131. Settlement of Difficulties in Distribution

Where any difficulty arises in regard to any distribution of any capitalised reserve or fund the board may settle the matter as it thinks expedient and in particular may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments shall be made to any members in order to adjust the rights of all parties, as may seem expedient to the board.

Record Dates

132. Power to Choose Any Record Date

Notwithstanding any other provision of these articles, the company or the board may fix any date as the record date for any dividend, distribution, allotment or issue and such record date may be on or at any time before or after any date on which the dividend, distribution, allotment or issue is declared, paid or made. The power to fix any such record date shall include the power to fix a time on the chosen date.

Accounting Records and Summary Financial Statements

133. Records to be Kept

The board shall cause to be kept accounting records sufficient to show and explain the company's transactions, and such as to disclose with reasonable accuracy at any time the financial position of the company at that time, and which accord with the Companies Acts.

134. Inspection of Records

No member in his capacity as such shall have any right of inspecting any accounting record or book or document of the company except as conferred by law, ordered by a court of competent jurisdiction or authorised by the board or by ordinary resolution of the company.

135. Summary Financial Statements

The company may send summary financial statements to members of the company instead of copies of its full accounts and reports and for the purposes of this article sending includes using electronic communications and publication on a web site in accordance with the Companies Acts.

Service of Notices and Documents

136. Service of Notices

Any notice or document (including a share certificate) may be served on or sent or delivered to any member by the company either personally or by sending it through the post addressed to the member at his registered address or by leaving it at that address addressed to the member or by means of a relevant system or, where appropriate, by sending it using electronic communications to an address notified by the member concerned to the company for that purpose or by publication on a web site in accordance with the Companies Acts or by any other means authorised in writing by the member concerned. In the case of joint holders of a share, service, sending or delivery of any notice or document on or to one of the joint holders shall for all purposes be deemed a sufficient service on or sending or delivery to all the joint holders.

137. Record Date for Service

Any notice or document may be served, sent or delivered by the company by reference to the register as it stands at any time not more than 15 days before the date of service, sending or delivery. No change in the register after that time shall invalidate that service, sending or delivery. Where any notice or document is served on or sent or delivered to any person in respect of a share in accordance with these articles, no person deriving any title or interest in that share shall be entitled to any further service, sending or delivery of that notice or document.

138. Members Resident Abroad or on branch registers

(A) Any member whose registered address is not within the United Kingdom and who gives to the company a postal address within the United Kingdom at which notices or documents may be served upon, or delivered to, him shall be entitled to have notices or documents served on or sent or delivered to him at that

address. Any member whose registered address is not within the United Kingdom and who gives to the company an address for the purposes of electronic communications may, at the absolute discretion of the board, have notices or documents sent to him at that address. Otherwise, a member whose registered address is not within the United Kingdom shall not be entitled to receive any notice or document from the company.

(B) For a member registered on a branch register, notices or documents can be posted or despatched in the United Kingdom or in the country where the branch register is kept.

139. Service of Notice on Person Entitled by Transmission

A person who is entitled by transmission to a share, upon supplying the company with a postal address within the United Kingdom for the service of notices shall be entitled to have served upon or delivered to him at such address any notice or document to which he would have been entitled if he were the holder of that share. A person who is entitled by transmission to a share, upon supplying the company with an address for the purposes of electronic communications for the service of notices may, at the absolute discretion of the board, have sent to him at such address any notice or document to which he would have been entitled if he were the holder of that share. In either case, such service, sending or delivery shall for all purposes be deemed a sufficient service, sending or delivery of such notice or document on all persons interested (whether jointly with or as claimants through or under him) in the share. Otherwise, any notice or other document served on or sent or delivered to any member pursuant to these articles shall, notwithstanding that the member is then dead or bankrupt or that any other event giving rise to the transmission of the share by operation of law has occurred and whether or not the company has notice of the death, bankruptcy or other event, be deemed to have been properly served, sent or delivered in respect of any share registered in the name of that member as sole or joint holder.

140. When Notice Deemed Served

Any notice or document, if sent by the company by post, shall be deemed to have been served or delivered on the day following that on which it was put in the post if first class post was used or 72 hours after it was posted if first class post was not used and, in proving service or delivery, it shall be sufficient to prove that the notice or document was properly addressed, prepaid and put in the post. Any notice or document not sent by post but left by the company at a registered address or at an address (other than an address for the purposes of electronic communications) notified to the company in accordance with these articles by a person who is entitled by transmission to a share shall be deemed to have been served or delivered on the day it was so left. Any notice served or delivered by the company by means of a relevant system shall be deemed to have been served or delivered when the company or any sponsoring system-participant acting on its behalf sends the issuer-instruction relating to the notice. Any notice or document sent by the company using electronic communications shall be deemed to have been received on the day following that on which it was sent. A notice or other document placed on the company's website or websites shall be deemed to have been received on the day following that on which a notice of availability was sent. Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that the notice was given. Any notice or document served, sent or delivered by the company by any other means

authorised in writing by the member concerned shall be deemed to have been served, received or delivered when the company has carried out the action it has been authorised to take for that purpose.

141. Notice When Post Not Available

If at any time by reason of the suspension or curtailment of postal services within the United Kingdom or some part of the United Kingdom or of the relevant electronic communication system the company is unable effectively to convene a general meeting by notice sent through the post or by electronic communications, notice of the general meeting may be given to members affected by the suspension or curtailment by a notice advertised in at least one newspaper with a national circulation. Notice published in this way shall be deemed to have been properly served on all affected members who are entitled to have notice of the meeting served upon them, on the day when the advertisement has appeared in at least one such paper. If at least six clear days prior to the meeting the sending of notices by post or by electronic communications has again become generally possible, the company shall send confirmatory copies of the notice by post or by electronic communications to the persons entitled to receive them.

Destruction of Documents

142. Presumptions Where Documents Destroyed

If the company destroys or deletes:-

(i) any share certificate which has been cancelled at any time after a period of one year has elapsed from the date of cancellation, or

(ii) any instruction concerning the payment of dividends or other moneys in respect of any share or any notification of change of name or address at any time after a period of two years has elapsed from the date the instruction or notification was recorded by the company, or

(iii) any instrument of transfer of shares or Operator-instruction for the transfer of shares which has been registered by the company at any time after a period of six years has elapsed from the date of registration, or

(iv) any other document on the basis of which any entry is made in the register at any time after a period of six years has elapsed from the date the entry was first made in the register in respect of it

and the company destroys or deletes the document or instruction in good faith and without express notice that its preservation was relevant to a claim, it shall be presumed irrebuttably in favour of the company that every share certificate so destroyed was a valid certificate and was properly cancelled, that every instrument of transfer or Operator-instruction so destroyed or deleted was a valid and effective instrument of transfer or instruction and was properly registered and that every other document so destroyed was a valid and effective document and that any particulars of it which are recorded in the books or records of the company were correctly recorded. If the documents relate to uncertificated shares, the company must comply with any requirements of the Uncertificated Securities Regulations which limit its ability to

destroy these documents. Nothing contained in this article shall be construed as imposing upon the company any liability which, but for this article, would not exist or by reason only of the destruction of any document of the kind mentioned above before the relevant period mentioned in this article has elapsed or of the fact that any other condition precedent to its destruction mentioned above has not been fulfilled. References in this article to the destruction of any document include references to its disposal in any manner.

Winding Up

143. Distribution of Assets Otherwise Than in Cash

If the company commences liquidation, the liquidator may, with the sanction of an extraordinary resolution of the company and any other sanction required by the Companies Acts:-

(i) divide among the members (excluding any member holding shares as treasury shares) in kind the whole or any part of the assets of the company (whether they shall consist of property of the same kind or not) and, for that purpose, set such values as he deems fair upon any property to be divided and determine how the division shall be carried out as between the members or different classes of members, or

(ii) vest the whole or any part of the assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit

but no member shall be compelled to accept any shares or other assets upon which there is any liability.

Indemnity

144. Indemnity of Directors

Subject to the provisions of the Companies Acts, the company may indemnify any director of the company or of any associated company against any liability and may purchase and maintain for any director of the company or of any associated company insurance against any liability.

CONTENTS

ashurst

Sponsorship Agreement

Bunzl plc

and

Filtrona plc

and

JPMorgan Cazenove Limited

16 May 2005

CONTENTS

CLAUSE **PAGE**

THIS AGREEMENT is made on May 2005

BETWEEN:

(1) **BUNZL PLC** (No. 358948) whose registered office is at 110 Park Street, London W1K 6NX (**"Bunzl"**);

(2) **FILTRONA PLC** (No. 5444653) whose registered office is at Avebury House, 201-209 Avebury Boulevard, Milton Keynes MK1 1AU (**"Filtrona"**); and

(3) **JPMORGAN CAZENOVE LIMITED** (No. 4153386) whose registered office is at 20 Moorgate, London EC2R 6DA (**"JPMorgan Cazenove"**).

RECITALS

(A) The ordinary shares of 25p each of Bunzl are currently listed on the Official List and are traded on the London Stock Exchange. Filtrona was incorporated as a public company on 5 May 2005.

(B) It is proposed that, if certain conditions (including the passing of the Demerger Resolution) are satisfied, Bunzl will demerge its business which is currently carried on by, or by the entities which are subsidiary undertakings of, Filtrona International Limited (**"FIL"**) or which form part of the Plastics Technologies and Fibre Technologies business units of the Filtrona business. FIL is a wholly owned subsidiary of Bunzl.

(C) Bunzl and Filtrona have agreed that the Demerger will, if the conditions referred to above are satisfied, be effected by a scheme for the reconstruction of Bunzl under the provisions of sections 213 to 218 of the Income and Corporation Taxes Act 1988, pursuant to which:

(a) Bunzl will transfer the entire issued share capital of FIL to Filtrona; and

(b) in exchange, Filtrona will allot and issue, credited as fully paid up, the Filtrona Shares to those Bunzl Shareholders on the register of members of Bunzl at the Demerger Record Time in satisfaction of the Demerger Dividend,

all as more fully set out in the demerger agreement of even date herewith entered into between Bunzl and Filtrona (the **"Demerger Agreement"**).

(D) Filtrona has applied to the UK Listing Authority for admission to the Official List and to the London Stock Exchange for admission to trading of its entire share capital in issue immediately following the Demerger.

(E) JPMorgan Cazenove has agreed to act as sponsor to Filtrona with respect to its application for admission by way of the Introduction on the terms and conditions and in reliance upon the various representations, warranties, covenants and undertakings set out in this agreement.

THE PARTIES AGREE AS FOLLOWS:

1. **DEFINITIONS AND INTERPRETATION**

1.1 In this agreement (including the recitals and the schedules) the following words and expressions shall, unless the context otherwise requires, have the following meanings:

"Accountants" means KPMG Audit Plc of 8 Salisbury Square, London EC4Y 8BB;

"Accounts Date" means 31 December 2004;

"Act" means the Companies Act 1985;

"Admission" means both Admission to Listing and Admission to Trading having occurred;

"Admission to Listing" means the admission of the whole of the ordinary share capital of Filtrona to the Official List becoming effective within the meaning of paragraph 7.1 of the Listing Rules;

"Admission to Trading" means the admission of the whole of the ordinary share capital of Filtrona to trading becoming effective in accordance with the rules of the London Stock Exchange;

"Application for Listing" means the application to be made to the UK Listing Authority for the admission of the whole of the ordinary share capital of Filtrona to the Official List;

"Application for Trading" means the application to be made to the London Stock Exchange for the admission of the whole of the ordinary share capital of Filtrona to trading on the London Stock Exchange;

"Applications" means the Application for Listing and the Application for Trading;

"Articles" means the articles of association adopted by Filtrona on 13 May 2005;

"Associates" means in relation to any person, such person's (i) officers, directors, employees, representatives and agents from time to time; (ii) subsidiaries, holding companies (if any) and each of the subsidiaries of such holding companies and each of their respective officers, directors, employees, representatives and agents from time to time;

"Bunzl Board" or **"Bunzl Directors"** means the directors of Bunzl;

"Bunzl Group" means Bunzl and its subsidiaries and subsidiary undertakings immediately following the Demerger and "member" of the Bunzl Group shall be construed accordingly;

"Bunzl Shareholders" means the holders of Bunzl Shares;

"Bunzl Shares" means the ordinary shares of 25p each in the capital of Bunzl;

"Broker" means JPMorgan Cazenove;

"Circular" means the circular (incorporating the Notice) to be despatched by Bunzl to Bunzl Shareholders on 17 May 2005 giving details of the Demerger, in the agreed form marked "A";

"Completion" means completion of the Demerger pursuant to clause 5 of the Demerger Agreement;

"Dealing Day" means a day upon which dealings in domestic equity securities may take place on and with the authority of the London Stock Exchange;

"Demerger" means the demerger proposal outlined in the Circular;

"Demerger Agreement" has the meaning ascribed thereto in Recital (C);

"Demerger Dividend" means the dividend to be paid to Bunzl Shareholders referred to in the Demerger Resolution, to be satisfied by the transfer by Bunzl of the entire issued share capital of FIL to Filtrona and the issue to Bunzl Shareholders of the Filtrona Shares;

"Demerger Publications" means the Circular, the Formal Notice, the Listing Particulars, the Press Announcement and, where the context requires, any Supplementary Listing Particulars required to be published prior to Admission;

"Demerger Record Date" means 6 June 2005;

"Demerger Record Time" means 7.00 a.m. on the Demerger Record Date;

"Demerger Resolution" means the resolution numbered 1 set out in the Notice;

"Engagement Letter" means the engagement letter between JPMorgan Cazenove, Bunzl and FIL dated 24 February 2005;

"Extraordinary General Meeting" means the meeting of Bunzl Shareholders to consider, inter alia, the Demerger Resolution;

"Filtrona Board" or **"Filtrona Directors"** means the directors of Filtrona;

"Filtrona Group" means Filtrona, FIL and its Subsidiaries as constituted pursuant to the Reorganisation (on the basis that all the steps of the Reorganisation have been completed) and "member" of the Filtrona Group shall be construed accordingly;

"Filtrona Shares" means the ordinary shares of 12½ pence each in Filtrona to be allotted and issued by Filtrona pursuant to the Demerger and in satisfaction of the Demerger Dividend;

"Form of Proxy" means the form of proxy to be issued together with the Circular in the agreed form marked "B";

"Formal Notice" means the formal notice required by the Listing Rules in connection with the Application for Listing in the agreed form marked "D";

"FSMA" means the Financial Services and Markets Act 2000;

"Group" means Bunzl and its subsidiary and associated undertakings prior to the Demerger;

"group undertaking" has the meaning given in section 259 of the Act;

"Indemnified Persons" means the Sponsor and its Associates and, for the avoidance of doubt, shall include JP Morgan Chase & Co. and its Associates;

"Indemnities" means the indemnities in this agreement contained in clause 8;

"Introduction" means the introduction of Filtrona Shares to the Official List;

"Listing Particulars" means the listing particulars in the agreed form marked "E";

"Listing Rules" means the listing rules made by the UK Listing Authority pursuant to Part VI of the FSMA and contained in "The Listing Rules";

"London Stock Exchange" means London Stock Exchange plc;

"Long Form Report" means the report on the business and affairs of the Filtrona Group prepared by the Accountants in the agreed form marked "F";

"Long Stop Date" means 31 August 2005;

"Model Code" means the Model Code contained in the appendix to chapter 16 of the Listing Rules, as amended from time to time;

"New Bank Facilities Agreement" means the new bank facilities agreement entered into by Filtrona in the agreed form;

"Notice" means the notice convening the Extraordinary General Meeting contained in the Circular;

"Official List" means the Official List of the UK Listing Authority;

"parent undertaking" has the meaning given in section 258 of the Act;

"Posting Date" means 17 May 2005, or any later date as may be agreed between Bunzl, Filtrona and the Sponsor;

"Press Announcement" means the press announcement in the agreed form marked "C";

"Registrars" means Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH;

"Reorganisation" means the reorganisation to form that group of companies which will become the Bunzl Group and that group of companies which will become the Filtrona Group (on the basis that all the steps of the reorganisation have been completed);

"Report and Accounts" means the audited consolidated report and accounts for Bunzl for the 12 months ended on the Accounts Date;

"Short Form Report" means the report by the Accountants set out in Part VI of the Listing Particulars;

"Sponsor" means JPMorgan Cazenove;

"Sponsor's Group" means the Sponsor, any parent company of the Sponsor and any subsidiary or subsidiary undertaking of the Sponsor or of any such parent company and any body corporate in which any of those entities holds a qualifying capital interest (within the meaning of Article 11(5)(c) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001 (SI 2001/ No. 2156));

"Standards" means the Admission and Disclosure Standards of the London Stock Exchange;

"Subsidiary" means any subsidiary (within the meaning given by section 736 of the Act) and any subsidiary undertaking (within the meaning given by section 258 of the Act) of Filtrona immediately following implementation of the Demerger;

"subsidiary" has the meaning given in section 736 of the Act;

"subsidiary undertaking" has the meaning given in section 258 of the Act;

"Supplementary Listing Particulars" means any supplementary listing particulars required to be published by Filtrona pursuant to section 81 of the FSMA and the Listing Rules;

"tax" means all taxes, levies, imposts, duties, charges and withholdings of whatsoever nature whenever and wherever imposed and without prejudice to the generality of the foregoing includes:

(a) within the United Kingdom, income tax, corporation tax, advance corporation tax, capital gains tax, the charge under section 601(2) of the Income and Corporation Taxes Act 1988, value added tax, customs and excise duties, amounts corresponding to any of corporation tax or income tax or advance corporation tax, inheritance tax, National Insurance contributions, stamp duty and stamp duty reserve tax;

(b) outside the United Kingdom, identical or substantially similar taxes to those United Kingdom taxes referred to above together with all other taxes on gross and net income, profits or gains, receipts, sales, use, occupation, franchise, added value and personal property; and

(c) all penalties, charges and interest included in or relating to any tax;

"UK Listing Authority" means the Financial Services Authority;

"VAT" means value added tax as provided for in the Value Added Tax Act 1994 or any regulation promulgated thereunder;

"Warranties" means the representations and warranties contained in schedule 1; and

"Working Capital Report" means the working capital report relating to the Filtrona Group in the agreed form marked "G".

1.2 In this agreement, unless the context otherwise requires:

(a) references to clauses and schedules are references to clauses of, and schedules to, this agreement;

(b) words and expressions defined in the Act shall bear the same meaning;

(c) words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(d) the headings to clauses and paragraphs are included for convenience only and shall be disregarded in the interpretation of this agreement;

(e) references to times are to London times;

(f) a reference to any statute or statutory provision shall be construed as a reference to the same as at the date of this agreement as it may have been amended, modified or re-enacted at that date.

1.3 A reference to any document **"in the agreed form"** means in the form of the draft or proof annexed hereto (including, in particular, the documents listed at schedule 4) and initialled for the purposes of identification by or on behalf of the relevant company and the Sponsor) with such amendments thereto (if any) as may be agreed between the relevant company and the Sponsor. References to such documents in this agreement shall, where the context so admits, be references to such documents as so amended.

1.4 In this agreement "material" means material in the context of what investors and their professional advisers would reasonably require, and reasonably expect to find, in the Listing Particulars for the purpose of making an informed assessment of the assets, liabilities, profits and losses, financial position and prospects of Filtrona and the Filtrona Group.

2. **CONDITIONS**

2.1 The obligations of the Sponsor under this agreement are conditional in all respects upon:

(a) the formal approval of the Circular and the formal approval of the Listing Particulars by the UK Listing Authority as listing particulars by not later than 4.00 p.m. on the Posting Date;

(b) the delivery of two copies of the Listing Particulars to the Registrar of Companies in England and Wales as required by section 83(1) of the FSMA by not later than 4.00 p.m. on the Posting Date;

(c) the delivery by Bunzl and Filtrona to the Sponsor immediately prior to Admission of a certificate signed by duly authorised officers of Bunzl and Filtrona in the form set out in schedule 2;

(d) the UK Listing Authority agreeing to admit the whole of the issued ordinary share capital of Filtrona to the Official List by not later than 9.00 a.m. on the Demerger Record Date and Admission to Listing taking place not later than 9.00 a.m. on the Demerger Record Date;

(e) the London Stock Exchange agreeing to admit the whole of the issued ordinary share capital of Filtrona to trading by not later than 9.00 a.m. on the Demerger Record Date and Admission to Trading taking place not later than 9.00 a.m. on the Demerger Record Date;

(f) the passing of the Demerger Resolution, all conditions to the Demerger Agreement being satisfied or waived in accordance with the terms thereof and the Demerger Agreement not having been terminated; and

(g) the delivery of the documents listed in schedule 3 not in the possession of the Sponsor prior to the date of this agreement.

2.2 If any of the conditions set out in clause 2.1 shall not have been fulfilled (or waived by the Sponsor) on or before the date or time specified for the fulfilment thereof (or such later time and/or date as the Sponsor and Bunzl or Filtrona (as the case may be) may agree) this agreement shall ipso facto cease and determine and, except as regards any breach of any provision of this agreement which has occurred prior to such termination, no party shall have any claim against any other party for any costs, damages, compensation or otherwise hereunder save that:

(a) Bunzl shall within seven Dealing Days pay to the Sponsor any costs and expenses in respect of which the Sponsor is entitled to be reimbursed pursuant to clause 7; and

(b) the provisions of clauses 1, 6, 8, 15, 16, 17, 18 and 19 shall continue to apply in accordance with their respective terms.

2.3 Bunzl and Filtrona shall each use its respective reasonable endeavours to procure the fulfilment of the conditions set out in clause 2.1 by the dates and/or times specified therein.

3. **APPOINTMENT OF SPONSOR**

3.1 Filtrona hereby confirms the appointment of the Sponsor as sponsor in connection with the Applications and the Introduction on the terms of this agreement.

3.2 Filtrona hereby confirms that the foregoing appointment confers on the Sponsor all powers, authorities and discretions on behalf of Filtrona which are necessary for, or incidental to the proper performance of the Sponsor's obligations under this agreement and the Listing Rules and hereby agrees to ratify and confirm everything which the Sponsor shall do in the proper exercise of such powers, authorities and discretions.

4. **APPLICATION FOR ADMISSION**

4.1 Filtrona confirms, that the applications made by the Sponsor prior to the date hereof to the UK Listing Authority and the London Stock Exchange:

(a) For formal approval of the Listing Particulars as listing particulars;

(b) For Admission to Trading; and

(c) For Admission to Listing

were made with the full authority of Bunzl.

4.2 Subject to clause 4.4, Filtrona undertakes to the Sponsor:

(a) to use all reasonable endeavours to obtain the approval referred to in clause 4.1(a) by not later than 4.00 p.m. on the Posting Date and Admission by not later than 9.00 a.m. on the Demerger Record Date;

(b) to supply all such information, pay such fees, give such undertakings and do or procure to be done all such acts or things as may be required by the UK Listing Authority or the London Stock Exchange to procure Admission; and

(c) to execute and/or provide all such other documents and do all such other acts and things as the Sponsor may reasonably request to enable the provisions of this agreement to be carried out and Admission to be obtained or to comply fully with all relevant provisions of the Act, the FSMA, the Standards and the Listing Rules

and, subject to clause 4.4, Bunzl undertakes to do everything reasonably required by the Sponsor to facilitate any of the foregoing.

4.3 If, between the time that the Listing Particulars are submitted to the UK Listing Authority for final approval prior to publication and the commencement of dealings in Filtrona Shares, it should come to the attention of Filtrona or Bunzl that:

(a) there is a significant change affecting any matter contained in the Listing Particulars, the inclusion of which is required by section 81 of the FSMA or by the Listing Rules or by the UK Listing Authority; or

(b) a significant new matter has arisen, the inclusion of information in respect of which would have been so required if it had arisen when the Listing Particulars were prepared,

such person shall forthwith notify the Sponsor thereof (with details to the extent available) and, without prejudice to the Sponsor's rights to terminate under clause 10, Bunzl and/or Filtrona (as appropriate) and the Sponsor shall consult regarding the need to make or cause to be made by Bunzl and/or Filtrona at their own expense any announcement or communication and the form and contents thereof, and Filtrona and the Sponsor shall consult regarding the form and contents of any Supplementary Listing Particulars which are required under section 81 of the FSMA and, in each case, Bunzl and/or Filtrona (as appropriate) shall take into account the reasonable comments of the Sponsor.

4.4 Nothing in this clause 4 shall impose any obligation on Bunzl or Filtrona to proceed with Admission and Bunzl or Filtrona shall, subject to prior consultation with the other and the Sponsor, be entitled to withdraw, or require withdrawal of, the applications referred to in clause 4.1 at any time prior to Admission.

5. **OBLIGATIONS OF FILTRONA, BUNZL AND THE SPONSOR**

5.1 Subject to the prior receipt from the UK Listing Authority of formal approval of the Listing Particulars, Filtrona shall procure that:

(a) two copies of the Listing Particulars are delivered to the Registrar of Companies in England and Wales for registration pursuant to section 83 of the FSMA by not later than 4.00 p.m. on the Posting Date;

(b) subject to clause 5.1(a) having been complied with, further copies of the Listing Particulars are made available and published in accordance with paragraphs 8.4, 8.5, 8.7, 8.8 and 8.10 of the Listing Rules;

(c) such announcements are issued as are required by the Listing Rules; and

(d) the payments and documents referred to in paragraphs 7.5, 7.7, 7.8 and 7.9 of the Listing Rules are lodged and produced as required by such paragraphs.

5.2 Subject to Bunzl's right to terminate under clause 10.2 Bunzl hereby agrees to procure that:

(a) subject to clause 5.1(a) having been complied with, the Circular, the Listing Particulars and the Form of Proxy are posted together on the Posting Date or as soon as possible thereafter to Bunzl Shareholders in accordance with the articles of association of Bunzl; and

(b) the Extraordinary General Meeting is convened, at which the Demerger Resolution shall be proposed.

In the event that disruption to or suspension of postal services prevents compliance by Bunzl with this clause, the parties shall consult together regarding alternative means of publication of the relevant documents or the extension of relevant time periods.

5.3 The Sponsor is hereby authorised by Bunzl and Filtrona and undertakes to release the Press Announcement to the UK Listing Authority and the London Stock Exchange by not later than 9.00 a.m. on the Posting Date.

5.4 The Sponsor shall use its reasonable endeavours to procure that the Formal Notice is published in one national newspaper in accordance with the requirements of the Listing Rules and shall give such reasonable assistance to Bunzl and Filtrona as either may reasonably request, or which falls within the customary services of a sponsor, in connection with the matters to be accomplished by them pursuant to clauses 4 and 5.

5.5 Subject to the passing of the Demerger Resolution, each of Bunzl and Filtrona shall use all reasonable endeavours to procure Completion in the manner described in, and as contemplated by, the Circular and the Demerger Agreement. If the conditions to implementation of the Demerger are not satisfied, or it becomes evident that any of such conditions will not be satisfied, in accordance with the terms of the Demerger Agreement, by 9.00 a.m. on the Demerger Record Date, the Sponsor may require Bunzl and/or Filtrona at the expense of Bunzl to make or cause to be made such announcement and/or despatch such communication as the Sponsor shall reasonably consider necessary, provided that the Sponsor shall first consult with Bunzl and Filtrona and take into account their reasonable comments on the contents of any such announcement or communication.

5.6 The time for satisfaction of all or any of the matters referred to in this clause 5 and clause 4 above may be extended by agreement between Bunzl, Filtrona and the Sponsor, but in any case shall not be later than the Long Stop Date.

6. FEES AND EXPENSES

6.1 Bunzl shall pay to the Sponsor such fees and expenses (including all costs, charges and expenses of, or incidental to, the matters referred to in this agreement) as shall have been agreed with the Sponsor (together with any VAT thereon, certified as representing irrecoverable input tax by the Sponsor).

6.2 Any amounts stated as payable under this agreement or otherwise are exclusive of VAT. If VAT is chargeable in respect of all or any of the amounts payable hereunder and/or thereunder, the payer shall, upon receipt of a valid VAT invoice, pay to the supplier in addition such VAT at the rate for the time being and from time to time properly chargeable thereon.

7. WARRANTIES

7.1 As an inducement to the Sponsor to enter into this agreement and to sponsor the Introduction:

(a) Filtrona represents and warrants to the Sponsor that the statements set out in part A of schedule 1 are true and accurate as at the date hereof and at Admission; and

(b) Bunzl represents and warrants to the Sponsor that the statements set out in part B of schedule 1 are true and accurate as at the date hereof and at Admission.

7.2 Each of the Warranties shall be construed separately and shall not be limited or restricted by reference to or inference from the terms of any other of them or any other term of this agreement and will remain in full force and effect notwithstanding the completion of all matters and arrangements referred to in or contemplated by this agreement.

7.3 Each of Bunzl and Filtrona hereby separately undertakes to the Sponsor that (save only as contemplated by the Demerger Publications, this agreement or the Demerger Agreement or as required by any applicable law or regulation or by any legal or regulatory body having power to require the same and subject always to any right it may have to terminate this agreement pursuant to clause 10.2) it shall not, so far as it is reasonably able to, do, allow or procure any act or omission before Admission which would constitute or give rise to a breach of any of the Warranties given by it in any material respect (or would make any of them untrue or inaccurate or misleading in any material respect) if repeated by reference to facts and circumstances in existence at any time prior to Admission.

7.4 Each of Bunzl and Filtrona hereby separately undertakes to the Sponsor to notify the Sponsor forthwith at any time up to Admission on becoming aware that any of the Warranties given by it was untrue or inaccurate or misleading in any material respect when made or of any change in any fact or circumstance which would cause any of the Warranties given by it to become untrue or inaccurate or misleading in any material respect if the same were to be repeated by reference to facts and circumstances then subsisting at any time prior to Admission. Each of Bunzl and Filtrona will make reasonable enquiries to ascertain whether any of such Warranties was, or if so repeated immediately prior to Admission would be, breached or untrue or inaccurate or misleading in any material respect.

7.5 If at any time prior to Admission, the Sponsor receives notification pursuant to clause 7.4 or otherwise becomes aware that any of the Warranties set out or referred to in this clause 7 or schedule 1 is or has become or will become untrue, inaccurate or misleading in any respect which, in the reasonable opinion of the Sponsor, is material in the context of the Introduction and the Demerger, Bunzl and/or Filtrona and the Sponsor shall (without prejudice to the Sponsor's rights to terminate under clause 10) consult regarding the need for Bunzl and/or Filtrona at their own expense to make or cause to be made any

announcement and/or despatch any communication and Bunzl and/or Filtrona (as appropriate) shall take into account the reasonable comments of the Sponsor.

7.6 The Sponsor will not be entitled to recover any amounts in respect of any claim for breach of any of the Warranties or the Indemnities if and to the extent that such amounts have been otherwise satisfied.

7.7 Where any warranty is expressed to be qualified by reference to the awareness and/or knowledge and/or information and/or belief of any person or words to similar effect, it shall be deemed to include a statement to the effect that it has been made after the making of, or after being satisfied that there have been made by others duly qualified to do so, such enquiries and there having been made such investigations as could reasonably be expected to be made in the context of the Introduction and the Demerger.

8. **SPONSOR'S INDEMNITY**

8.1 No claim shall be made by either Bunzl or any Bunzl Director(s) or Filtrona or any Filtrona Director(s) against any Indemnified Person to recover any loss, claim, damage, cost, charge, liability or expense (including professional and legal fees) which any such person may suffer or incur directly or indirectly as a result of the Sponsor's performance of its services under this agreement, or its obligations under the FSMA and/or the Listing Rules as Sponsor to Filtrona. This paragraph 8.1 shall not apply to the extent that such loss, claim, damage, liability or expense has resulted from the fraud, negligence, wilful default, dishonesty or criminal act of an Indemnified Person, the material breach by the Sponsor of its obligations under this agreement or the Engagement Letter, or the breach by the Sponsor of its obligations under the FSMA or the Listing Rules.

8.2 Notwithstanding any rights or claims which the Sponsor may have or assert against Bunzl or Filtrona in connection with this agreement, Admission or any of the other arrangements contemplated by the Listing Particulars or this agreement, no claims will be brought by the Sponsor or any Indemnified Person against any director, officer and/or employee of (i) Filtrona, (ii) Bunzl, (iii) any company in the Filtrona Group or (iv) any company in the Bunzl Group.

8.3 Filtrona hereby undertakes to and with the Sponsor (for itself and, on the basis that it shall enjoy an absolute discretion as to the enforcement of any claim under this clause 8.3, as trustee for each and every Indemnified Person) to the fullest extent permitted by law to indemnify each Indemnified Person and hold each Indemnified Person fully and effectively indemnified against all claims, damages, demands or proceedings (collectively **"claims"**) (whether or not successfully compromised or settled), which may be made or alleged against any Indemnified Person by any person, governmental agency or regulatory body whatsoever and against all losses, liabilities, costs, charges and expenses which it may suffer or incur (including, those paid, suffered or incurred in investigating, responding to, preparing for or defending any such claim and/or in seeking advice as to any claim aforesaid) and which in any such case is occasioned by or results from or is attributable to or would not have arisen but for (in each case whether directly or indirectly):

(a) any breach, or alleged breach, by Filtrona of any of its obligations under this agreement or any breach, or alleged breach, of any of the Warranties given by Filtrona; and/or

(b) the publication of the Press Announcement (to the extent it relates to Filtrona), the Listing Particulars or any other documents or materials issued by or on behalf of Filtrona in connection therewith (including the issue or approval of the Sponsor for the purpose of section 21 of the FSMA of any financial promotion relating to Filtrona); and/or

(c) any such document not complying (or being alleged not to comply) with the Listing Rules or not containing (or being alleged not to contain) all material information or any information required to be contained therein pursuant to section 81 of the FSMA or omitting (or being alleged to omit) a material fact or any statement therein being (or being alleged to omit) a material fact or any statement therein being (or being alleged to be) untrue, materially incorrect in any respect or misleading or any expression or opinion contained therein not being honestly or reasonably held or by reason of any person so alleging; and/or

(d) any failure or alleged failure by Filtrona or its agents, employees or professional advisers (other than a failure by any Indemnified Person) to comply with the FSMA, the Listing Rules or the Standards or any other requirement of statute or statutory regulation in relation to the proposed listing of Filtrona Shares on the Official List and their Admission to Trading; and/or

(e) any breach, or alleged breach, of the laws or regulations of any country in connection with the Introduction or the distribution of the Listing Particulars or any failure, or alleged failure, to comply with any such laws or regulations; and/or

(f) the proper performance by the Sponsor of its obligations under this agreement or otherwise in connection with the Demerger and the preparation and distribution of the Listing Particulars,

unless and to the extent that such losses, liabilities, costs, charges and expenses have resulted from the fraud, negligence, wilful default, dishonesty or criminal act of the Sponsor or an Indemnified Person, the material breach by the Sponsor of its obligations under this agreement or the Engagement Letter, or the breach by the Sponsor of its obligations under the FSMA or the Listing Rules.

8.4 Bunzl hereby undertakes to and with the Sponsor (for itself and, on the basis that it shall enjoy an absolute discretion as to the enforcement of any claim under this clause 8.4, as trustee for each and every Indemnified Person) to the fullest extent permitted by law to indemnify each Indemnified Person and hold each Indemnified Person fully and effectively indemnified against all claims, damages, demands or proceedings (whether or not successfully compromised or settled), which may be made or alleged against any Indemnified Person by any person, governmental agency or regulatory body whatsoever and against all losses, liabilities, costs, charges and expenses which it may suffer or incur (including, those paid, suffered or incurred in investigating, responding to, preparing for or defending any such claim and/or in seeking advice as to any such claim) and which in any such case is occasioned by or results from or is attributable to or would not have arisen but for (in each case whether directly or indirectly):

(a) any breach, or alleged breach, by Bunzl of any of its obligations under this agreement or any breach, or alleged breach, of any of the Warranties given by Bunzl; and/or

(b) the publication of the Press Announcement (to the extent it relates to Bunzl), the Circular or Form of Proxy (the **"Bunzl Documents"**); and/or

(c) any failure or alleged failure by Bunzl or its agents or employees (other than a failure by any Indemnified Person) to comply with the FSMA, the Listing Rules or the Standards or any other requirement of statute or statutory regulation in relation to the Bunzl Documents; and/or

(d) any such document not complying (or being alleged not to comply) with the Listing Rules or not containing (or being alleged not to contain) all material information or any information required to be contained therein or omitting (or being alleged to omit) a material fact or any statement therein being (or being alleged to omit) a

material fact or any statement therein being (or being alleged to be) untrue, materially incorrect in any respect or misleading or any expression or opinion contained therein not being honestly or reasonably held or by reason of any person so alleging; and/or

(e) any breach, or alleged breach of the laws or regulations of any country in connection with the distribution of the Bunzl Documents or any failure, or alleged failure, to comply with any such laws or regulations; and/or

(f) the proper performance by the Sponsor of its obligations under this agreement or otherwise in connection with the Demerger and the preparation and distribution of the Circular,

unless and to the extent that such losses, liabilities, costs, charges and expenses have resulted from the fraud, negligence, wilful default, dishonesty or criminal act of such Indemnified Person, the material breach by the Sponsor of its obligations under this agreement or the Engagement Letter, or the breach by the Sponsor of its obligations under the FSMA or the Listing Rules PROVIDED THAT nothing in this clause 8.4 or in the Engagement Letter shall impose any liability on Bunzl in relation to those documents and actions for which Filtrona is responsible and has given an indemnity under clause 8.3 or in relation to the Applications or the Introduction.

8.5 If any claim or action threatened in writing is made against any Indemnified Person in respect of which indemnity may be sought pursuant to clauses 8.3 or 8.4, the Sponsor shall, as soon as reasonably practicable after it becomes aware of such claim, notify Bunzl and/or Filtrona, as the case may be, thereof in writing, giving such details as are then known and appear to be relevant in relation to the claim or action. Any omission so to notify either of Bunzl or Filtrona shall not relieve Bunzl or Filtrona from any liability it may have under this clause 8 (unless any resulting loss or liability is increased as a result of an unreasonable delay but then only to the extent of such increase). The Sponsor will not make any settlement, admission or compromise with regard to any claim for which indemnity is sought under this clause 8 without having first consulted with Bunzl and/or, as the case may be, Filtrona, but subject to any requirements of the Sponsor's insurers. The Sponsor shall thereafter provide Bunzl and/or Filtrona with copies of all information and documents relating to the claim as Bunzl and/or Filtrona shall reasonably request provided that the Sponsor shall not be under any obligation to provide Filtrona with copies of documents if they are privileged in the context of the claim. The Sponsor will keep Bunzl and/or Filtrona informed of all material developments, as soon as reasonably practicable, relating to a third party claim for which indemnity is sought under this clause 8 and will take into account any reasonable opinions which Bunzl, and/or, as the case may be, Filtrona, may express in relation to the defence of any such claim, subject to any requirements of the Sponsor's insurers.

8.6 If an Indemnified Person is or would be indemnified pursuant to clauses 8.3 or 8.4, Bunzl and/or Filtrona, as the case may be, shall not, without the prior written consent of the relevant Indemnified Person, settle, admit liability for, or compromise any actual, pending or threatened claim against or in respect of Bunzl and/or Filtrona, as the case may be, unless such settlement, admission or compromise includes an unconditional release of such Indemnified Person from all liability under such claim.

8.7 All sums payable to any Indemnified Person under this clause 8 shall be paid free and clear of all deductions or withholdings, unless the deduction or withholding is required by law, in which event the person making payment shall pay such additional amount as shall be required to ensure that the net amount received by the Indemnified Person will equal the full amount which would have been received by it had no such deduction or withholding been made. If HM Revenue & Customs or any other taxation authority in any jurisdiction brings into any charge to tax (or into any computation of income, profits or gains for the purposes of any charge to tax) any sum payable to any Indemnified Person

under this clause 8 then the amount so payable shall be grossed up by such amount as will ensure that after deduction of the taxation so chargeable there shall remain a sum equal to the amount that would otherwise be payable (additional payments being made on demand as may be necessary). The Sponsor undertakes that if, following receipt by a Indemnified Person of an additional payment under this clause 8.7, such Indemnified Person receives a tax credit or other benefit such that the total amount received by it is greater than the amount against which it is indemnified (the **"Indemnified Sum"**) it will procure that such Indemnified Person repays to Bunzl or Filtrona (as the case may be) such amount as will result in the Indemnified Person having received the Indemnified Sum and no more.

8.8 If any Indemnified Person recovers from an indemnifying party an amount in discharge of obligations under the indemnity provisions in this clause 8 and such Indemnified Person subsequently recovers from a third party a sum which is referable to the matter giving rise to the amount paid pursuant to the indemnity, the Sponsor undertakes either to, or to procure the Indemnified Person to, repay forthwith to the indemnifying party an amount equal to the sum recovered from such third party less all reasonable costs and expenses incurred by it in recovering the same.

9. WARRANTIES AND INDEMNITIES - GENERAL PROVISIONS

9.1 Each of the Warranties and each of the Indemnities shall remain in full force and effect notwithstanding Admission.

9.2 Notwithstanding any rule of law or equity to the contrary, any release, waiver or compromise or any other arrangement of any kind whatsoever which any Indemnified Person may agree to or effect as regards Bunzl or Filtrona in connection with this agreement and, in particular (but without limitation), the Warranties and Indemnities shall not affect the rights of the Indemnified Person as regards any other of such parties.

9.3 No Indemnified Person shall be entitled to recover under this agreement to the extent that recovery has been made from any other source in respect of the same loss.

10. TERMINATION

10.1 If at any time prior to Admission it shall come to the notice of the Sponsor, Bunzl or Filtrona that:

(a) the conditions contained in clause 2 of the Demerger Agreement have become incapable of satisfaction or have not been satisfied or, with the prior written consent of the Sponsor, waived by the specified time for satisfaction of such conditions (as such time may have been extended with the consent of the Sponsor, but in any case by no later than the Long Stop Date); or

(b) any statement contained in the Listing Particulars is or has become in any material respect untrue, inaccurate or misleading or matters have arisen which would, if the Listing Particulars were issued at the time, constitute a material omission therefrom, and Filtrona has not issued Supplementary Listing Particulars in a timely fashion; or

(c) any of the Warranties was untrue, inaccurate or misleading in any material respect as at the date hereof or would, if repeated by reference to facts and circumstances in existence at any time prior to Admission, be untrue or inaccurate or misleading in any material respect; or

(d) either of Bunzl or Filtrona is unable at Completion to give the certificate set out in schedule 2 without material and adverse qualification; or

(e) either of Bunzl or Filtrona has not complied or cannot comply in any material respect with its respective obligations under this agreement to the extent that the same fall to be performed prior to Admission,

Bunzl, Filtrona or the Sponsor, as the case may be, must forthwith give notice of such circumstances to each of the others and, if such fact, matter or event (or the effect thereof) is, in the reasonable opinion of the Sponsor, materially adverse in the context of the Demerger on the Bunzl Group as a whole or in the context of the Introduction on the Filtrona Group as a whole and has not been and cannot be remedied in all material respects (to the reasonable satisfaction of the Sponsor) by the publication of an announcement or Supplementary Listing Particulars or other action as the case may be (in any such case which Bunzl and/or Filtrona is/are able and willing to make or take, to the reasonable satisfaction of the Sponsor (acting reasonably and in good faith), prior to Admission), the Sponsor, after consultation with Bunzl and Filtrona, shall have the right at any time upon or after the giving of such notice but prior to Admission and by notice in writing to Bunzl and Filtrona to terminate the Sponsor's obligations hereunder without liability to any other party hereto if it reasonably determines that it is not willing to proceed with Admission, but subject as provided in clause 10.3.

10.2 If, at any time prior to Admission (and after such consultation with the Sponsor as circumstances shall in the reasonable opinion of the Bunzl Directors permit), the Bunzl Board or a duly constituted committee thereof resolves not to proceed with the Demerger, Bunzl must forthwith give notice to the Sponsor and either Bunzl or the Sponsor shall have the right at any time upon or after the giving of such notice to terminate this agreement subject as provided in clause 10.3. In the event of termination pursuant to this clause 10.2, Bunzl shall forthwith issue a public announcement of the decision not to proceed with the Demerger after consultation with the Sponsor and having taken into account the Sponsor's reasonable comments.

10.3 If this agreement is terminated pursuant to clause 10.1 or 10.2:

(a) the obligations of the Sponsor, Bunzl and Filtrona shall cease and determine and, except as regards any breaches of any provision of this agreement prior to such termination, no party shall have any claim against any other party for any costs, damages, compensation or otherwise hereunder save that:

(i) Bunzl shall within seven Dealing Days pay to the Sponsor any costs and expenses in respect of which the Sponsor entitled to be reimbursed pursuant to clause 6; and

(ii) the provisions of clauses 1, 6, 8, 15, 16, 17, 18 and 19 shall continue to apply in accordance with their respective terms; and

(b) the Sponsor shall be entitled at any time on behalf of Filtrona to withdraw any applications to the London Stock Exchange or the UK Listing Authority for Admission and to require (or, failing which, itself to make) an announcement of such withdrawal following consultation with Filtrona and after taking into account its reasonable comments.

11. PUBLICITY

11.1 Filtrona hereby undertakes to the Sponsor that, except for the release of the Press Announcement and the publication of the Formal Notice and the Listing Particulars or as may be required in relation to the Demerger by the London Stock Exchange or any other stock exchange or securities regulatory authority or under any applicable laws or by any provision of this agreement or the Demerger Agreement, neither it nor any of its subsidiary undertakings nor any person on its or their behalf will Filtrona at any time prior to the announcement of the interim results of Filtrona:

(a) issue any shares or any options over, or rights (whether contingent or otherwise) to acquire, shares (other than (i) pursuant to and in accordance with employee share schemes whether existing or as otherwise described in the Listing Particulars and (ii) issues of shares in or rights over shares in subsidiaries to wholly owned subsidiaries or to directors or employees of subsidiaries pursuant to contractual obligations existing as at the date of this agreement);

(b) enter into any commitment or agreement or arrangement which, as a Class 2 or Class 1 transaction, gives rise to an obligation to make an announcement in accordance with the Listing Rules or the Standards;

(c) make any public announcement, public statement or public communication regarding Filtrona or any subsidiary or associated undertaking thereof which is material in relation to the trading in the shares of Filtrona, whether in response to enquiries or otherwise; or

(d) issue or publish any public document relating to the Demerger or any amendment or supplement to any of the Demerger Publications,

without the prior express consent of the Sponsor, such consent not to be unreasonably withheld or delayed. Notwithstanding the foregoing, any public announcement, statement or communication which Filtrona is required to make by the London Stock Exchange or any other stock exchange or securities regulatory authority or under any applicable laws or by any provision of this agreement or the Demerger Agreement as aforesaid shall not be released before Admission unless the contents and manner of making thereof have first been approved by the Sponsor (such consent not to be unreasonably withheld or delayed).

11.2 Filtrona undertakes to the Sponsor that neither it nor any of its subsidiary undertakings will between the date of this agreement and Admission enter into any commitment or agreement or arrangement or knowingly do or, to the extent reasonably within its control, permit to be done any other act or thing which, in any such case:

(a) constitutes a significant change in a matter contained in the Listing Particulars or the Circular or, other than in the ordinary course of business, a significant new matter capable of affecting assessment of the securities to be listed in accordance with section 81 of the FSMA; or

(b) would otherwise give rise to any obligation to make any announcement in accordance with the Listing Rules or the Standards or under the rules of any other regulatory body,

in each case without prior consultation with the Sponsor.

11.3 Bunzl hereby undertakes to the Sponsor that, except for the release of the Press Announcement and the issue of the Circular or as may be required in relation to the Demerger by the London Stock Exchange or the UK Listing Authority or any other stock exchange or securities regulatory authority or under any applicable laws or by any provision of this agreement or the Demerger Agreement, neither it nor any of its subsidiary undertakings nor any person on its or their behalf will at any time prior to Admission:

(a) make any public announcement, public statement or public communication regarding Bunzl or Filtrona or any subsidiary or associated undertaking thereof which is material in relation to the trading in the shares of Bunzl or Filtrona whether in response to enquiries or otherwise; or

(b) issue or publish any material public document relating to the Demerger or any amendment or supplement to any of the Demerger Publications,

without the prior express consent of the Sponsor (such consent not to be unreasonably withheld or delayed). Notwithstanding the foregoing, any public announcement, statement or communication which Bunzl is required to make by the London Stock Exchange or the UK Listing Authority or any other stock exchange or securities regulatory authority or under any applicable laws or by any provision of this agreement or the Demerger Agreement as aforesaid shall not be released during the period referred to above unless the contents and manner of making thereof have first been approved by the Sponsor (such approval not to be unreasonably withheld or delayed).

11.4 Bunzl undertakes to the Sponsor that neither it nor any of its subsidiary undertakings will between the date of this agreement and Admission enter into any commitment or agreement or arrangement or knowingly do or, to the extent reasonably within its control, permit to be done any other act or thing which, in any such case:

(a) constitutes a significant change in a matter contained in the Listing Particulars or, other than in the ordinary course of business, a significant new matter capable of affecting assessment of the securities of Filtrona to be listed in accordance with section 81 of the FSMA; or

(b) would otherwise give rise to any obligation to make any announcement in connection with the Demerger in accordance with the Listing Rules or the Standards or under the rules of any other regulatory body,

in each case without prior consultation with the Sponsor.

11.5 Without limitation to the provisions of clause 11.1 Filtrona hereby undertakes to the Sponsor that it will for so long as the Sponsor continues to be Filtrona's financial adviser until the publication of the annual report and accounts of Filtrona for the year ending 31 December 2005:

(a) notify the Sponsor in advance of, and forward to the Sponsor for comment an advanced proof of, and discuss with the Sponsor the content, timing and manner, of any public announcement of profits or losses or dividends in respect of any financial period or part thereof of Filtrona and any other public announcement concerning the financial position or affairs thereof (save, in the case of affairs, those in the ordinary course of business) and discuss with the Sponsor any other information which in any of the foregoing cases is likely materially to affect the general character or nature of the business thereof or which may be necessary to be made known to the public in accordance with the requirements of paragraph 9.1 of the Listing Rules; and

(b) forward to the Sponsor for comment an advanced proof of all documents to be sent by Filtrona to holders of its securities and all press announcements to be issued by or on its behalf to the London Stock Exchange or any other regulatory body and discuss with the Sponsor the content and timing of despatch of any such document.

11.6 Filtrona hereby undertakes to the Sponsor that from Admission it will use all reasonable endeavours to comply with the requirements of the London Stock Exchange and the UK Listing Authority (including, without limitation, the Model Code) and any other requirements statutory or otherwise from time to time in force in relation to public listed companies and maintain a proper system in respect of the Model Code (or its own code of dealings, in accordance with the Listing Rules) and appoint the necessary personnel to ensure such compliance.

12. **DEMERGER AGREEMENT**

12.1 Each of Bunzl and Filtrona hereby undertakes to and agrees with the Sponsor that, prior to Admission, it will not without the prior written consent of the Sponsor (not to be unreasonably withheld or delayed) agree to any alteration, revision or amendment to the terms or conditions of, or waive any condition or breach of, the Demerger Agreement, in each case which would be material in the context of the Demerger or which in any material respect would affect the contents of the Demerger Publications.

12.2 Each of Bunzl and Filtrona hereby undertakes to and agrees with the Sponsor that, prior to Admission, it will promptly notify the Sponsor of any alteration, revision or amendment to the terms or conditions of, or waiver of any breach or condition of, the Demerger Agreement or of any matter which prevents or which may prevent the fulfilment of the conditions thereunder.

13. **POST-ADMISSION MATTERS**

Filtrona hereby undertakes to the Sponsor that it will:

(a) procure the issue to the persons registered as members of Filtrona of definitive share certificates in respect of their holdings of Filtrona Shares (save for those members who hold Bunzl Shares through the CREST system) in accordance with the terms of the Demerger described in the Circular;

(b) procure the delivery to the UK Listing Authority of a duly executed declaration in the form set out in schedule 6 to the Listing Rules and any other documents which the UK Listing Authority may reasonably require; and

(c) procure the delivery to the London Stock Exchange of a duly executed declaration in the form set out in schedule 1 to the Standards and any other documents the London Stock Exchange may reasonably require.

14. **TIME OF ESSENCE**

Save as otherwise expressly provided, time is of the essence of each provision of this agreement and any agreement amending or substituting its terms.

15. **WAIVER AND AMENDMENT**

15.1 A waiver of any term, provision or condition of, or consent granted under, this agreement shall be effective only if given in writing and signed by the waiving or consenting party and then only in the instance and for the purpose for which it is given.

15.2 No failure or delay on the part of any party in exercising any right, power or privilege under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

15.3 No breach of any provision of this agreement shall be waived or discharged except with the express written consent of the parties.

15.4 The rights and remedies herein provided are all the rights and remedies intended to be available to the parties hereunder and exclusive of any rights or remedies provided by law.

16. **GENERAL**

16.1 If any provision of this agreement is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired in any way.

16.2 The operation of the Contracts (Rights of Third Parties) Act 1999 is hereby excluded in relation to this agreement and no person other than the parties to this agreement shall have the right to enforce any rights or benefits that may expressly or impliedly be granted to such party under the terms of this agreement.

17. **NOTICES**

17.1 Any notice, demand or other communication given or made under or in connection with the matters contemplated by this agreement shall be in writing and shall be delivered personally or sent by fax or prepaid first class post:

In the case of Bunzl to:

Fax:	020 7495 4953
Attention:	Company Secretary

In the case of Filtrona to:

Fax:	
Attention:	Company Secretary

In the case of the Sponsor to:

JPMorgan Cazenove Limited

Fax:	020 7155 9607
Attention:	Robert Constant

and shall be deemed to have been duly given or made as follows:

(a) if personally delivered, upon delivery at the address of the relevant party;

(b) if sent by first class post, two Dealing Days after the date of posting; and

(c) if sent by facsimile, when despatched.

17.2 A party may notify the other parties to this agreement of a change to its name, relevant addressee, address or facsimile number for the purposes of clause 17.1 provided that such notification shall only be effective on:

(a) the date specified in the notification as the date on which the change is to take place; or

(b) if no date is specified or the date specified is less than five Dealing Days after the date on which notice is given, the date falling five Dealing Days after notice of any such change has been given.

18. **CONFIDENTIALITY**

18.1 Each party shall treat as confidential all information obtained as a result of entering into or performing this agreement which relates to:

(a) the provisions of this agreement;

(b) the Demerger and Admission; or

(c) the business of the other parties.

18.2 Each party shall:

(a) not disclose any such confidential information to any person other than any of its directors, officers and employees who needs to know such information in order to discharge his duties;

(b) not use any such confidential information other than for the purpose of the Demerger and Admission; and

(c) procure that any person to whom any such confidential information is disclosed by it complies with the restrictions contained in this clause 18 as if such person were a party to this agreement.

18.3 Notwithstanding the other provisions of this clause 18, each party may disclose any such confidential information:

(a) if and to the extent required by any law, regulation or order of a court or regulatory or governmental body to which that party is subject or submits, wherever situated, including (amongst other bodies) the London Stock Exchange, the UK Listing Authority or the Financial Services Authority, or pursuant to governmental action, regulatory requirement or request, whether or not such action, requirement or request has the force of law, or is necessary in the view of such party to seek to establish any defence in any legal proceeding or investigation or otherwise comply with its own regulatory requirements provided that, to the extent reasonably practicable, each party will procure that a party who receives such confidential information is aware that it is subject to a confidentiality undertaking;

(b) to the professional advisers, auditors, insurers, and bankers of the other parties to the extent that disclosure of such information is required to inform such persons for the purpose of their discharging their duties or providing services in relation to the Demerger and Admission;

(c) to its professional advisers, auditors, insurers and bankers to the extent that disclosure of such information is required to inform such persons;

(d) if and to the extent the information has come into the public domain through no fault of that party;

(e) if and to the extent the information was already known to that party prior to such information being obtained from the other parties; or

(f) if and to the extent the party to whom the information relates has given its consent to the disclosure prior to Completion.

18.4 The restrictions contained in this clause 18 shall continue to apply for a period of two years following the date of this agreement.

19. COUNTERPARTS

This agreement may be executed in any number of counterparts, which together shall constitute one agreement. Any party may enter into this agreement by executing a counterpart.

20. **GOVERNING LAW**

This agreement and any dispute, controversy or claim of whatever nature arising out of or relating to this agreement or breach of this agreement shall be governed by English law.

IN WITNESS whereof this agreement has been signed on the date first above written.

SCHEDULE 1

Warranties

Part A

Filtrona Warranties

1. **Public Documents**

1.1 In relation to the Listing Particulars, any Supplementary Listing Particulars and the Formal Notice separately and in relation to the Press Announcement but only insofar as it relates to Filtrona:

(a) all statements of fact contained in such documents are true and accurate in all material respects and are not misleading in any material respect;

(b) all forecasts and estimates and expressions of opinion or intention or expectation attributed to the Filtrona Directors and contained in such documents are made on reasonable grounds, have been the subject of due care and attention and are fairly based on facts and/or reasonable assumptions and are honestly made or held by the Filtrona Directors; and

(c) there are no facts or circumstances known or which should on reasonable inquiry have been known to the Filtrona Directors and which are not stated in such documents the omission of which would or might reasonably be considered to:

(i) make any such statement or expression in such documents inaccurate or misleading in any material respect; or

(ii) be likely to affect the impact of the information contained therein; or

(iii) invalidate or qualify any assumption made in support of any statement therein (whether of fact or opinion); or

(iv) be material for disclosure to the Sponsor, Bunzl Shareholders or purchasers of Filtrona Shares in the market.

1.2 The Listing Particulars, and any Supplementary Listing Particulars will comply with the FSMA, the Act, the Listing Rules and all other relevant statutes or regulations of the United Kingdom and, in particular (but without limitation), the Listing Particulars, and any Supplementary Listing Particulars will, contain (a) all such information as investors and their professional advisers would reasonably require, and reasonably expect to find there, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of Filtrona and the rights attaching to Filtrona Shares, having regard to the matters specified in section 80(4) of the FSMA and (b) all items of information required to be included by the Listing Rules, save for those items of information for which derogations have been obtained pursuant to the Listing Rules.

1.3 All factual information supplied to the Sponsor for the purposes of the Introduction and the Demerger Publications was when given and remains true and accurate in all material respects and in accordance with the facts and not incomplete or misleading in any material respect and all statements, forecasts, estimates and expressions of opinion, intention and expectation so supplied have been made after due and proper consideration, are fair and honest and represent reasonable expectations based on facts known or which ought on reasonable enquiry to have been known to the Filtrona Directors.

2. **Due Diligence**

2.1 The working capital forecast of the Filtrona Group contained in the Working Capital Report prepared by the Accountants has been approved by the Filtrona Directors and has been made after due and careful inquiry and on the basis of the assumptions therein stated. All material statements therein (other than of opinion, intention or expectation) are true and accurate in all material respects and not misleading in any material respect, all expressions of opinion or intention or expectation contained therein are made on reasonable grounds and are honestly held by the Filtrona Directors and are fairly based, there are no other facts or circumstances known or which should on reasonable inquiry have been known to the Filtrona Directors the omission of which would make any such material statement or expression in that forecast misleading in any material respect, all the material assumptions on which that forecast is based are reasonable assumptions and there are no other material assumptions on which that forecast is based or ought to have been based which are not stated in that forecast.

2.2 Filtrona is of the opinion that the Filtrona Group will, following the Demerger, have sufficient working capital for its present requirements, that is, for at least 12 months following publication of the Listing Particulars.

2.3 Without limitation to paragraphs 1.1 and 1.2 above, the Short Form Report, prepared on the bases set out therein, gives, for the purposes of the Listing Particulars, a true and fair view of the consolidated results and cash flow of Filtrona and the Filtrona Group for the periods stated therein and of the consolidated net assets of Filtrona and the Filtrona Group as at dates therein stated.

2.4 All information provided to the Accountants for the purposes of the Long Form Report (a copy of which has been delivered to the Sponsor) was when given and remains true and accurate in all material respects and no material information required by the Accountants for such purpose was withheld from them. Except to the extent that the information in the Long Form Report has been affected by events subsequent to the date thereof which to the extent they are material are fairly disclosed in the Listing Particulars, there is no material statement in such report or any omission therefrom which presents a view of the Filtrona Group or its businesses or circumstances which is inaccurate in any material respect and any material opinion attributed to the Filtrona Directors is truly and honestly held by them and either fairly based upon facts within the knowledge of the Filtrona Directors or made on reasonable grounds.

3. **Incorporation and Share Capital**

3.1 Filtrona has been duly incorporated and is validly existing as a public limited company under English law and has the corporate power and authority to own its property and to conduct its business as described in the Listing Particulars.

3.2 Each Subsidiary has been duly incorporated and is validly existing as a corporation under the laws of the jurisdiction of its incorporation and, where relevant, is in good standing thereunder, has the corporate power and authority to own its property and to conduct its business as described in the Listing Particulars and is duly qualified to transact business in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so incorporated or qualified would not have a material adverse effect on the Filtrona Group.

3.3 The authorised and issued share capital of Filtrona conforms to the description thereof contained in the Listing Particulars and all sums due in respect of the allotted and/or issued share capital of Filtrona have been paid to and received by Filtrona.

3.4 The Filtrona Shares will, when issued as contemplated in the Demerger Agreement, be fully paid and not subject to any lien, encumbrance or restriction on transfer imposed by

Filtrona (other than as set out in the Articles) and will confer upon any holder of Filtrona Shares pursuant to the Demerger the rights and restrictions set out or referred to in the Articles and the Listing Particulars.

4. **Authorisation and Consents**

4.1 This agreement and the Demerger Agreement have been, or will be, duly authorised, executed and delivered by Filtrona and (when executed and delivered by Filtrona and the other parties thereto and assuming due authorisation, execution and delivery by the other parties thereto) this agreement and the Demerger Agreement will constitute legal, valid and binding agreements of Filtrona enforceable in accordance with their terms, subject to bankruptcy and similar laws of general applicability relating to or affecting creditors rights and to general equitable principles.

4.2 Each member of the Filtrona Group has all necessary consents, authorisations, approvals, orders, certificates and permits of and from, and has made all declarations and filings with, all federal, state, local and other governmental authorities, all self-regulatory organisations and all courts and other tribunals, to own, lease, license and use its properties and assets and to conduct its business in the manner described in the Listing Particulars, except to the extent that the failure to obtain or file would not have a material adverse effect on the Filtrona Group.

5. **Current Financial Period**

Save as disclosed in the Listing Particulars or in circumstances where Filtrona has relied upon advice received from the Sponsor or as publicly announced prior to the date of this agreement, since the Accounts Date:

5.1 the Filtrona Group has carried on its business in the ordinary and usual course;

5.2 there has been no material depletion in the net assets of the Filtrona Group and there has been no significant change, nor any development likely to give rise to a significant change in the financial or trading position of the Filtrona Group;

5.3 no member of the Filtrona Group has otherwise than in the ordinary and usual course of trading entered into any contract or commitment of a long term or unusual nature or which could involve an obligation of a material nature or magnitude which is material for disclosure;

5.4 no member of the Filtrona Group has otherwise than in the ordinary and usual course of trading acquired or disposed of or agreed to acquire or to dispose of any business, company or asset or assumed or acquired any liability (including any contingent liability) which in either case is material for disclosure; and

5.5 no dividends or other distributions have been, or have been treated as having been, declared, made or paid by any member of the Filtrona Group other than to any member of the Bunzl Group.

6. **Business**

6.1 Save as disclosed in the Listing Particulars, no member of the Filtrona Group is engaged in any legal or arbitration proceedings which may have or have had during the 12 months preceding the date hereof a significant effect on the financial position of the Filtrona Group and no such legal or arbitration proceedings are threatened or pending nor are there any circumstances which are likely to give rise to any such proceedings.

6.2 Save as disclosed in the Listing Particulars, no member of the Filtrona Group has taken any action so far as the Filtrona Directors are aware nor, so far as the Filtrona Directors are aware, have any proceedings been served on or notified to any such member nor

have any steps been taken or proceedings started or threatened against any member of the Filtrona Group for its winding up or dissolution or for it to enter into any arrangement or composition for the benefit of creditors, or the appointment of a receiver, administrative receiver, trustee or similar officer of any such member or any of its respective interests, properties, revenues or assets nor has any distress, execution or other similar process been commenced or undertaken in respect of Filtrona or any of its Subsidiaries nor is there any material unfulfilled or unsatisfied judgment or court order outstanding against Filtrona or any of its Subsidiaries.

6.3 Save where the relevant Filtrona Group member's interest in any property is a lease which requires the landlord or other reversioner to effect insurance of the relevant property, the businesses, undertakings and other assets whatsoever of the Filtrona Group will with effect from Completion be insured to levels and against risks which are considered by the Filtrona Directors to be appropriate to the business of the Filtrona Group. Filtrona is not aware of any circumstances which could render any of such insurances which are material in the context of the Filtrona Group void or voidable.

7. **Implementation**

7.1 The allotment and issue of the Filtrona Shares, the issue of the Demerger Publications and the Demerger will comply with the Act, the FSMA, the Public Offers of Securities Regulations 1995, the Listing Rules and all regulations made thereunder (including the Listing Rules) and with all other relevant laws and regulations of the United Kingdom and other material jurisdictions.

7.2 Filtrona and the Filtrona Directors have power under the memorandum and articles of association of Filtrona to enter into and comply with its or their obligations under this agreement and the Demerger Agreement and to allot and issue the Filtrona Shares in the manner contemplated by this agreement and the Demerger Agreement without any sanction or consent by the members of Filtrona or any class of them and there are no consents required by the laws of the United Kingdom or other material jurisdictions required by Filtrona for it to enter into and comply with its obligations under this agreement or the Demerger Agreement which have not been obtained.

8. **Borrowing and Other Obligations**

8.1 Save as disclosed in the Listing Particulars, the entering into and performance of this agreement and the Demerger Agreement by Filtrona will comply with all material agreements to which any member of the Filtrona Group is a party or by which it or any of them or any of their respective properties or assets is bound and will not infringe any restrictions or the terms of any material contract, obligation or commitment of any member of the Filtrona Group and will not result in any material indebtedness (other than indebtedness which is to be repaid in connection with the Demerger as contemplated by the Demerger Agreement) of any member of the Filtrona Group becoming payable before its stated maturity or any third party having a right to terminate under any material contract with any member of the Filtrona Group.

8.2 Save as disclosed in the Listing Particulars, no event has occurred or circumstances arisen such that any person is currently entitled, or currently could, with the giving of notice and/or lapse of time and/or the fulfilment of any condition and/or the making of any determination, become entitled, to require repayment before its stated maturity of, or to take any step to enforce any security for, any material indebtedness of any member of the Filtrona Group and no person to whom any material indebtedness of any member of the Filtrona Group which is payable on demand is owed has demanded or threatened to demand repayment prior to its maturity of, or to take any step to enforce any security for, the same.

8.3 In relation to the New Bank Facilities Agreement:

(a) the New Bank Facilities Agreement has been duly authorised, executed and delivered by Filtrona and constitutes a legal, valid and binding agreement of Filtrona enforceable in accordance with its terms, subject to bankruptcy and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles;

(b) the entering into, and the drawing down of monies under, the New Bank Facilities Agreement by Filtrona will not constitute a breach of the Articles or of any other agreement or arrangement to which Filtrona or any member of the Filtrona Group is a party;

(c) all of the conditions to the New Bank Facilities Agreement are capable of being fulfilled on or by Filtrona Admission; and

(d) none of the Events of Default (as such term is defined in the New Bank Facilities Agreement) has, subject to the serving of any relevant notice or lapse of time, occurred or is likely to occur prior to Admission.

Part B

Bunzl Warranties

1. **Public Documents**

1.1 In relation to the Circular, Notice and the Press Announcement insofar as it relates to the Bunzl Group:

(a) all statements of fact contained in such document (other than expressions of opinion or intention or expectation) are true and accurate in all material respects and not misleading in any material respect;

(b) all forecasts, estimates expressions of opinion or intention or expectation attributed to the Bunzl Directors and contained in such document are made on reasonable grounds have been the subject of due care and attention and are fairly based on facts and are honestly held by Bunzl and the Bunzl Directors; and

(c) there are no facts or circumstances known or which should on reasonable inquiry have been known to the Bunzl Directors and which are not stated in such document the omission of which would, or might reasonably be considered to, have a material effect on the import of such documents.

1.2 The Circular, Notice and Press Announcement comply with the Act, the Listing Rules and all other relevant statutes or regulations of the United Kingdom.

2. **Authorisation**

This agreement and the Demerger Agreement have been, or will be, duly authorised, executed and delivered by Bunzl and (when executed and delivered by Bunzl and the other parties thereto and assuming due authorisation, execution and delivery by the other parties thereto) this agreement and the Demerger Agreement will constitute legal, valid and binding agreements of Bunzl enforceable in accordance with their terms, subject to bankruptcy and similar laws of general applicability relating to or affecting creditors' rights and to general equitable principles.

3. **Implementation**

3.1 The issue of the Circular, Notice and Press Announcement of EGM and the implementation of the Demerger will comply with the Act, the FSMA, the Public Offers of Securities Regulations 1995, the Listing Rules and all regulations made thereunder (including the Listing Rules) and with all other relevant laws and regulations of the United Kingdom and other material jurisdictions.

3.2 Bunzl and the Bunzl Directors have power under the memorandum and articles of association of Bunzl to enter into and comply with its or their obligations under this agreement and the Demerger Agreement and to implement the Demerger in the manner contemplated by this agreement and the Demerger Agreement without any sanction or consent by the members of Bunzl or any class of them (other than the Demerger Resolution) and there are no consents required by Bunzl for it to enter into and comply with its obligations under this agreement or the Demerger Agreement which have not been obtained the absence of which would be material in the context of the Demerger.

3.3 The entering into and performance of this agreement and the Demerger Agreement by Bunzl and implementation of the Demerger will comply in all material respects with all material agreements to which any member of the Bunzl Group is a party or by which it or any of them or any of their respective properties or assets is bound and will not infringe any restrictions or the terms of any material contract, obligation or commitment of any member of the Bunzl Group and will not result in any third party having a right to

terminate under any material contract with any member of the Bunzl Group, in each case which would have a material adverse effect on the Bunzl Group.

SCHEDULE 2

Confirmation Letter

JPMorgan Cazenove Limited
20 Moorgate
London EC2R 6DA
For the attention of Robert Constant

● June 2005

Dear Sirs,

Introduction to the London Stock Exchange

We refer to the sponsorship agreement between us dated ● May 2005, relating to the above (the **"Sponsorship Agreement"**). Words and expressions defined in the Sponsorship Agreement have the same meanings herein.

We hereby separately confirm to you, for ourselves but not for the other signing party, that:

1. each of the conditions referred to in paragraphs (a) to (i) (inclusive) of clause 2.1 of the Sponsorship Agreement (other than Admission taking place) has been fulfilled in accordance with its terms;

2. the conditions in clauses 2.1(a) and (b) of the Demerger Agreement have been fulfilled in accordance with their terms;

3. we have complied with our obligations under the Sponsorship Agreement to the extent that the same fall to be performed prior to Admission; and

4. none of the Warranties given by us referred to in clause 7 and schedule 1 of the Sponsorship Agreement was breached or untrue or inaccurate or misleading in any respect when made, and there has been no change of circumstances such that, if repeated by reference to the facts and circumstances subsisting at the date hereof, any of such Warranties would be breached or untrue or inaccurate or misleading in any respect, in either case which is material in the context of the Demerger.

Yours faithfully

....	....
Director, duly authorised, for and on behalf of **Bunzl plc**	Director, duly authorised for and on behalf of **Filtrona plc**

SCHEDULE 3

Documents

Documents delivered by Bunzl or Filtrona as appropriate

1. The following documents are to be delivered by Filtrona to the Sponsor (to the extent that the Sponsor has not already received the same) by no later than 5.00 p.m. on the date of this agreement:

1.1 a copy of the certificate of incorporation of Filtrona;

1.2 a copy of the memorandum and articles of association of Filtrona;

1.3 the Listing Particulars;

1.4 a certified copy of the resolution of Filtrona giving the Filtrona Directors authority to allot Filtrona Shares;

1.5 a certified copy of the resolution of the Filtrona Board (or of the duly authorised committee of the Board) approving and authorising the issue and/or execution of the Listing Particulars, this agreement, the Demerger Agreement and the Demerger Publications (other than the Circular and Press Announcement) (and, if the said resolution is of such a committee, a certified copy of the resolution of the Filtrona Board appointing such committee) and certified copies of the documents (other than this agreement) tabled thereat not separately required to be delivered as provided in this schedule;

1.6 copies of responsibility letters and powers of attorney signed by all the Filtrona Directors;

1.7 the Working Capital Report relating to the Filtrona Group in the form previously approved by the Sponsor;

1.8 the letter addressed to the Sponsor from the Accountants relating to working capital and the financial information contained in the Listing Particulars in the form previously approved by the Sponsor;

1.9 the letters addressed to the Sponsor from the Accountants and Filtrona for the purpose of paragraph 2.15 of the Listing Rules in the form previously approved by the Sponsor;

1.10 the Long Form Report signed by the Accountants in the form previously approved by the Sponsor;

1.11 the Short Form Report contained in the Listing Particulars signed by the Accountants;

1.12 copies of the tax clearances received relating to the Demerger;

1.13 the consent letter from the Accountants required for the purpose of the Listing Particulars;

1.14 letters to the Sponsor from the Accountants, Slaughter and May and Filtrona for the purpose of paragraph 2.12 of the Listing Rules;

1.15 letters to the Sponsor from Filtrona and the Accountants for the purpose of paragraph 2.18 of the Listing Rules;

1.16 a letter to the Sponsor from Filtrona for the purpose of paragraph 2.20 of the Listing Rules;

1.17 copies of the Demerger Agreement and the New Bank Facilities Agreement;

1.18 a letter to the Sponsor and Filtrona from the Accountants in relation to significant change and certain other information contained in the Listing Particulars;

1.19 the 6.E.11 derogation letter from the Accountants to the Sponsor;

1.20 a copy of the verification notes relating to the Listing Particulars;

1.21 a copy of the notice from The Pensions Regulator.

2. The following documents are to be delivered by Bunzl to the Sponsor (to the extent that the Sponsor has not already received the same) by no later than 5.00 p.m. on the date of this agreement:

2.1 a certified copy of the resolution of the Bunzl Board (or of the duly authorised committee of such board) approving and authorising the issue and/or execution of this agreement, the Demerger Agreement and the Demerger Publications (and, if the said resolution is of such a committee, a certified copy of the resolution of the Bunzl Board appointing such committee) and copies of the documents (other than this agreement) tabled thereat not separately required to be delivered as provided in this schedule;

2.2 the Circular;

2.3 the Press Announcement proposed to be issued;

2.4 a letter to the Sponsor and Bunzl from the Accountants relating to the pro forma financial information contained in the Circular;

2.5 the pro forma contained in the Circular signed by the Accountants;

2.6 the consent letter from the Accountants and any other consent letters required for the purpose of the Circular; and

2.7 a letter to the Sponsor and Bunzl from the Accountants in relation to significant change and certain other information contained in the Circular.

3. The following documents are to be delivered by Bunzl to the Sponsor as soon as practicable after the conclusion of the meeting at which the Demerger Resolution and is passed and before Admission:

3.1 a certified copy of the Demerger Resolution.

SCHEDULE 4

Agreed Form Documents

Document	Marked
Circular (incorporating the Notice)	A
Form of Proxy	B
Press Announcement	C
Formal Notice	D
Listing Particulars	E
Long Form Report	F
Working Capital Report	G

and references in this agreement to such documents are to such drafts with such amendments as may be approved by Bunzl or Filtrona and be acceptable to the Sponsor in their absolute discretion for the purpose of their commitments under this agreement.

Signed by
on behalf of **JPMORGAN CAZENOVE LIMITED**)

Director Corporate Finance

Signed by
on behalf of **BUNZL PLC**)

Director

Signed by
on behalf of **FILTRONA PLC**) M.J. Harper

Director

DATED 16 MAY 2005

BUNZL plc

and

FILTRONA plc

TRANSITIONAL SERVICES AGREEMENT

Slaughter and May
One Bunhill Row
London EC1Y 8YY

(JCXT/EZR)

TP051090061_11.doc

TRANSITIONAL SERVICES AGREEMENT

DATED 16 MAY 2005

BETWEEN

(1) **BUNZL plc** of 110 Park Street, London W1K 6NX (registered in England No. 00358948) ("**Bunzl**"); and

(2) **FILTRONA plc** of 201-249 Avebury Boulevard, Milton Keynes MK9 1AU (registered in England No.05444653) ("**Filtrona**").

WHEREAS:

(A) Bunzl and Filtrona have entered into a Demerger Agreement dated May 2005 to set out the terms and conditions of the transfer of certain shares in Filtrona International Limited held by Bunzl to Filtrona in connection with the Demerger (as therein defined) and to provide for certain aspects of their relationship following completion of the Demerger (the "**Demerger Agreement**").

(B) Bunzl has agreed to supply certain transitional services to Filtrona and the Filtrona Group Companies, Filtrona has agreed to supply certain transitional services to Bunzl and the Bunzl Group Companies and Bunzl and Filtrona have agreed certain other arrangements in connection with the Demerger, on the terms of this Agreement.

NOW IT IS HEREBY AGREED as follows:

1. DEFINITIONS

1.1 The words and expressions defined in the Demerger Agreement shall have the same meanings when used in this Agreement, unless otherwise defined herein.

1.2 The following definitions shall apply in this Agreement:

"Accounting Services"	means the services to be provided pursuant to clause 4;
"Agreement"	means this agreement;
"Bunzl Data"	means any data or information generated by the provision of any and all of the Services relating to Bunzl and/or any Bunzl Group Company (including, without limitation, their respective businesses, customers and employees);
"Bunzl Group System Services"	means the services set out in Schedule 4 to be provided pursuant to clause 6;

"Bunzl Group Treasury"	means the function, within the Bunzl Group, which amongst other things reviews all weekly debt and cash balances, offers foreign exchange hedging contracts and helps control bank accounts, inter-company balances and external funding for the Bunzl Group;
"Bunzl Share Schemes"	means the Bunzl plc Sharesave Scheme (1991), Bunzl plc 1994 Executive Share Option Scheme; Bunzl plc Sharesave Scheme (2001), Bunzl plc International Sharesave Plan, Bunzl plc Long Term Incentive Plan, Bunzl Employee Stock Purchase Plan (US) and the Bunzl plc Deferred Annual Share Bonus Scheme;
"Bunzl USA"	means Bunzl USA, Inc;
"Business Systems"	means any business and commercial systems, organisations or structures including, without limitation, any Intellectual Property Rights and Equipment of a party hereto (including those of its Group);
"Change"	means any change or addition to or deletion of any of the Services;
"Demerger Agreement"	means the demerger agreement to be entered into between Bunzl plc and Filtrona plc on or around 16 May 2005;
"Equipment"	means all software, documentation, data and other materials and all equipment, tools, plant and machinery including, in each case and without limitation, any related Intellectual Property Rights of a party hereto (including those of its Group);
"Filtrona Data"	means any data or information generated by the provision of any and all of the Services relating to Filtrona and/or any Filtrona Group Company (including, without limitation, their respective businesses, customers and employees);
"Health Insurance Plan"	means the Bunzl Group Health Insurance Plan currently administered by Norwich Union;
"Insurance Administration Services"	means the services to be provided pursuant to clause 8.1;

"IT Systems" means all computer hardware, software and networks;

"Legal and Company Secretarial Services" means the services to be provided pursuant to clause 5;

"Services" means the Accounting Services, the Insurance Administration Services, the Legal and Company Secretarial Services, the Payroll Services, the Pensions Administration Services, the US Services, the Treasury Services (each to be provided by Bunzl) and the Bunzl Group System Services (to be provided by Bunzl and Filtrona), each a "Service";

"Service Managers" means the person appointed by each party to assist in managing the supply and receipt of the Services pursuant to clause 13;

"Payroll Services" has the meaning given in clause 9.5;

"Pensions Administration Services" means the services to be provided pursuant to clause 7;

"Third Party Consents" means all third party consents (including but not limited to consents from software licensors, hardware suppliers or providers of information technology services) which are necessary for the relevant party to provide (or procure the provision of) the Services on the terms and conditions set out in this agreement; and

"Treasury Services" means the services set out in Schedule 2 to be provided pursuant to clause 3;

"Unauthorised Use" means any act of unauthorised access or use of the IT Systems owned or used by either party and any act of unauthorised use or disclosure of any information, data or code (whether source or object) which is contained in, or utilised by such systems.

"US Services" means the services to be provided pursuant to clause 9.1;

"VAT" means value added tax pursuant to the Value Added Tax Act 1994 and any other tax supplementing or replacing the same from time to time;

2. CONDITION PRECEDENT

2.1 This clause applies notwithstanding any other provision of this Agreement.

2.2 This Agreement is conditional on completion of the Demerger (as defined in the Demerger Agreement), details of which are set out in the Circular relating to Bunzl plc and the Listing Particulars relating to Filtrona plc, becoming effective in accordance with the terms of such documents.

2.3 If the condition referred to in clause 2.2 is not satisfied by 31 July 2005, (or such other date as the parties may agree), this Agreement shall automatically terminate and neither party shall have any claim of any nature whatsoever against the other under this Agreement.

3. TREASURY SERVICES

3.1 Bunzl will provide Filtrona for the period from the date of this Agreement until 31 December 2005 with the Treasury Services as described in Schedule 2.

3.2 During the provision of the Treasury Services, Bunzl shall give Filtrona all reasonable assistance in establishing separate discrete Treasury Services for Filtrona and the Filtrona Group Companies as distinct from those of Bunzl.

3.3 Bunzl will procure that all its obligations under Bunzl Group Treasury Contracts (as defined in the Demerger Agreement) entered into by Bunzl prior to the date of this Agreement and which relate to any of the Filtrona Group continue to be fulfilled until the expiry of such contracts and Filtrona shall procure that each relevant Filtrona Group Company fulfils its obligations to Bunzl in respect of such contracts.

4. ACCOUNTING AND SYSTEM SUPPORT

4.1 Bunzl will provide Filtrona with such assistance and support in relation to the operation and maintenance of the Hyperion accounting system as has been provided in respect of the Filtrona Group in the 12 months immediately prior to the date of this Agreement for a period of three months from Completion, provided that, notwithstanding the expiry of such period, Bunzl shall provide such assistance and support in respect of the first budget update to be processed by Filtrona following Completion, irrespective of when such update occurs.

4.2 Filtrona shall be entitled to consult Bunzl where access to Bunzl's knowledge and resource is reasonably necessary for a proper understanding of the conduct of the Filtrona accounting services and system support business in the 12 month period prior to the Demerger from the date of this Agreement until 31 December 2005.

4.3 Bunzl shall charge Filtrona for the provision of the services set out in sub-clauses 4.1 and 4.2 at the rate of £2000 per month, and shall invoice Filtrona on a monthly basis.

5. LEGAL AND COMPANY SECRETARIAL SERVICES

5.1 Filtrona shall be entitled to consult Paul Hussey, in his capacity as company secretary and group legal adviser of Bunzl, where access to Bunzl's knowledge and resource is reasonably necessary for a proper understanding of the conduct of the Filtrona legal and company secretarial services in the 12 month period prior to the Demerger from the date of this Agreement until 31 December 2005.

5.2 Bunzl will maintain mirror company secretarial records of the Filtrona subsidiaries on the basis of information provided by Filtrona until such time as Filtrona no longer require such services and in any event no longer than 3 months after the Demerger becomes effective. Bunzl shall provide such assistance as Filtrona may require for the migration of all the company secretarial records from the Bunzl blueprint system to the blueprint system to be installed by Filtrona. Prior to 3 months after the Demerger Bunzl will provide Filtrona with a detailed company secretarial report for each company within the Filtrona Group as at the date of the Demerger.

5.3 Bunzl shall charge Filtrona for the provision of the services set out in sub-clauses 5.1 and 5.2 at the rate of £2000 per month up to a maximum period of 3 months after Demerger, and shall invoice Filtrona on a monthly basis.

6. BUNZL GROUP SYSTEM SERVICES

6.1 Filtrona shall provide to Bunzl for the benefit of itself and the Bunzl Group Companies such of the Bunzl Group System Services as are described in Schedule 4 as being services to be provided (or subcontracted) by Filtrona or from the date of this Agreement for the period set out in Schedule 4 or such other date as the parties agree.

6.2 Bunzl shall provide to Filtrona for the benefit of itself and the Filtrona Group Companies such of the Bunzl Group System Services as are described in Schedule 4 as being services to be provided by Bunzl from the date of this Agreement for the period set out in Schedule 4 or such other date as the parties agree.

6.3 Filtrona or Bunzl, as the case may be, shall provide or procure the provision of the Bunzl Group System Services in a manner consistent with and to a standard which is at least equivalent to that to which such services were provided by, or to, the Current Bunzl Group in the twelve month period immediately prior to the date hereof. Notwithstanding the foregoing, Filtrona or Bunzl may implement any security measures it reasonably considers appropriate in view of the Demerger provided that such measures shall not materially reduce the usefulness of such services in carrying on the Bunzl Group Companies' (in the case of Filtrona) or the Filtrona Group Companies' (in the case of Bunzl) business.

6.4 Each party shall, in consideration of the provision by the other of the Bunzl Group System Services, pay to the other charges and bear the costs of providing or receiving the services on the basis set out in respect of Bunzl Group System Services in Schedule 4.

7. UK AND US PENSIONS ADMINISTRATION

The parties agree that certain pensions administration services will be provided by Bunzl after Completion. Details of the pensions administration services and the agreement between the parties in relation thereto are contained in Schedule 3.

8. INSURANCE

8.1 After Completion, Bunzl shall provide such reasonable assistance as Filtrona or any Filtrona Group Company may reasonably request in making any claim under any insurance contract which covers Filtrona or such Filtrona Group Company in respect of a pre-Demerger occurrence (the "**Insurance Administration Services**") but Filtrona shall have responsibility for pursuing any such claim.

8.2 Filtrona shall bear or shall procure that the relevant Filtrona Group Company shall bear the excess in respect of any such claim.

8.3 Bunzl and Filtrona will consult each other where access to the other party's knowledge and resource is reasonably necessary for a proper understanding of the conduct of the Insurance Administration Service.

9. US PAYROLL AND OTHER US SERVICES

9.1 Bunzl shall provide or procure the provision to the Filtrona Group of the Bunzl Extrusion disaster recovery services (the "**US Services**") in such manner and at a level of service generally consistent with that provided by the Bunzl Group to the Filtrona Group in relation to the US Services in the 5 months immediately prior to the date of this Agreement.

9.2 Filtrona will provide Bunzl and its advisers with such information and with reasonable access to and copies of such materials reasonably required by Bunzl after Completion to enable it to provide the US Services.

9.3 For carrying out the US Services, Bunzl will charge Filtrona $500 per month effective from 1 July 2005.

9.4 The US Services referred to in clause 9.1 above shall be provided for as long as Filtrona reasonably require but in any event not after 31 December 2005.

9.5 Bunzl shall provide to Filtrona for itself and the Filtrona Group Companies the payroll services set out in Schedule 5 (the "**Payroll Services**") from the date of this Agreement until 31 December 2005 or such earlier date as the parties agree.

9.6 Bunzl shall provide or procure the provision of the Payroll Services in a manner consistent with and to a standard which is at least equivalent to that to which such services were provided by, or to, the Filtrona Group Companies in the five month period immediately prior to the date hereof. Notwithstanding the foregoing, Bunzl may implement any security measures it reasonably considers appropriate in view of the

Demerger provided that such measures shall not materially reduce the usefulness of such services in carrying on the Filtrona Group Companies' business.

9.7 In consideration of the provision by Bunzl of the Payroll Services, Filtrona shall pay to Bunzl the charges and costs set out in Schedule 5.

10. THIRD PARTY CONSENTS

10.1 Subject to clause 10.2, neither party shall be obliged to provide any Service (or part thereof) for which any Third Party Consents have not been obtained or have been refused or withdrawn and may terminate the provision of any Service (or part thereof) with immediate effect in the event of any claim that the provision of any Service (or part thereof) requires the consent of any third party.

10.2 In the event that any Third Party Consent has not been obtained on or prior to Completion, or has been obtained but is subsequently withdrawn during the course of provision of the Services, the parties shall each use their reasonable endeavours and shall co-operate in good faith to ensure that the Bunzl Group Companies (in the case of the Bunzl Group System Services to be provided by Filtrona) or the Filtrona Group Companies (in the case of the Services other than the Bunzl Group System Services to be provided by Filtrona) are placed in a substantially equivalent position to that which would have prevailed in the event that the Third Party Consent in question had been obtained or not withdrawn.

10.3 Each party shall bear its own internal costs incurred post-completion, and any costs incurred by such party to third parties, in the performance of this clause 10.

11. ACCESS AND UNAUTHORISED USE

11.1 Each party shall provide the other with all reasonable information and assistance (including, without limitation, access to any premises and any IT Systems, equipment, plant or personnel) as such other party may reasonably require to enable it to carry out its obligations under this Agreement.

11.2 Each party shall and shall procure that its sub-contractors, agents and employees shall at all times during the provision of the Services comply with the other party's information security, health and safety and conduct procedures and guidelines, provided those procedures and guidelines have been disclosed to the other party and, without prejudice to the generality of the foregoing, shall not do or omit to do anything (and shall procure that none of its employees, agents or sub-contractors do or omit to do anything) which would constitute an act of Unauthorised Use.

11.3 Each party shall, and shall procure that its employees, agents and sub-contractors shall, not cause any injury to any person involved in the provision of the Services to such party or damage to any of the equipment of the other party or other property (including equipment, conduits, pipes, cables and the like) to which it is given access pursuant to the terms of this Agreement or which is used for, or in connection with, the receipt and enjoyment of the Services provided under this Agreement.

12. SUNDRY MATTERS

At Completion the matters listed in Schedule 1 are to be dealt with as set out in that Schedule.

13. SERVICE MANAGER

Promptly upon entering into this Agreement, Bunzl and Filtrona shall each appoint a Service Manager in relation to the Services and shall each notify the other of the relevant contact details of its appointed Service Managers from time to time. The initial Bunzl Service Manager shall be Paul Hussey and the initial Filtrona Service Manager shall be Jon Green. From time to time the parties shall arrange meetings of the Service Managers to discuss the optimum manner in which the Services shall be provided pursuant to this Agreement together with any other matters arising in relation to this Agreement.

14. BUSINESS SYSTEMS AND INTELLECTUAL PROPERTY

14.1 Nothing in this Agreement shall, save as expressly provided otherwise herein, transfer or grant to one party any interest in any Business Systems owned by or licensed to the other party.

14.2 Notwithstanding the foregoing:

14.2.1 Bunzl hereby grants to Filtrona (or shall procure the grant to Filtrona of) a non-exclusive, non-transferable, royalty free, world-wide licence to use such Intellectual Property Rights as are owned by Bunzl Group Companies and which relate to the Services for the duration of the provision of the relevant Services solely to the extent necessary and for the express purpose of the provision by Filtrona of the Bunzl Group System Services in accordance with this agreement;

14.2.2 Filtrona hereby grants to Bunzl (or shall procure the grant to Bunzl of) a non-exclusive, non-transferable, royalty free, world-wide licence to use such Intellectual Property Rights as are owned by Filtrona Group Companies and which relate to the Services for the duration of the provision of the Services solely to the extent necessary and for the express purpose of the provision by Bunzl of the Services (other than the Bunzl Group System Services) in accordance with this Agreement.

15. INVOICES

15.1 Save as expressly provided in this Agreement, each party shall invoice the other party for the Services provided by the first-mentioned party in respect of each calendar month within 30 days of the end of such calendar month.

15.2 In respect of any invoice sent to either party by the other pursuant to this Agreement, the receiving party shall have 30 days after receipt of a valid invoice to pay, save in the case of any invoice (or part thereof) which is reasonably disputed.

15.3 If either party fails to pay the other party any sum due pursuant to this Agreement, it shall be liable to pay interest to such other party on such sum from the due date for payment at the annual rate of 2% above the base lending rate from time to time of NatWest Bank plc accruing on a daily basis until payment is made, whether before or after any judgment.

16. VAT

Any amount stated in this Agreement to be payable by either party (the "**Paying Party**") to the other party (the "**Payee**") shall be deemed to be exclusive of any amount in respect of VAT. The Paying Party shall pay to the Payee a sum equal to the amount of any VAT for which the Payee is properly required to account in respect of any supply made by the Payee under this Agreement (against delivery by the Payee of a valid VAT invoice).

17. DATA & DATA PROTECTION

17.1 In their provision of the Services each party shall comply with all the provisions of the Data Protection Act 1998 and all similar legislation, law, regulations and guidelines. Each party undertakes to the other that it will not do anything during the course of the performance of its obligations under this Agreement to place the other party in breach of its obligations under such legislation, law, regulations or guidelines, provided that the other party has disclosed to such party all information reasonably necessary to enable that party to comply with this clause 17.

17.2 Each party shall maintain all reasonable security procedures necessary to guard against the loss, destruction or alteration of any Bunzl Data (in the case of Filtrona) or Filtrona Data (in the case of Bunzl) in its possession or control.

17.3 Each party shall to the extent reasonably practicable keep all of the Bunzl Data (in the case of Filtrona) or Filtrona Data (in the case of Bunzl) separate from its own data.

18. DISASTER RECOVERY

Each party shall maintain such existing disaster recovery arrangements as are applicable to the Services at the date of this Agreement. Each party shall procure that, to the extent reasonably necessary to protect its content, a copy of all of the Bunzl Data (in the case of Filtrona) or Filtrona Data (in the case of Bunzl) in the possession of the relevant party in connection with the Services is maintained throughout the subsistence of this Agreement at an off-site back-up location.

19. TERM AND TERMINATION

19.1 This Agreement shall commence on the date first set out above and shall continue for as long as any of the Services are to be provided in accordance with the terms hereof unless terminated earlier in accordance with its terms.

19.2 Without prejudice to any other rights to which it may be entitled, either party may give notice in writing to the other terminating this Agreement with immediate effect if:

(a) the other party commits a material breach of any of the terms of this Agreement and (if such a breach is remediable) fails to remedy that breach within 30 days of that party being notified in writing of the breach;

(b) an order is made or a resolution is passed for the winding up of the other party or circumstances arise which entitle a court of competent jurisdiction to make a winding-up order of the other party;

(c) an order is made for the appointment of an administrator to manage the affairs, business and property of the other party or documents are filed with a court of competent jurisdiction for the appointment of an administrator of the other party or notice of intention to appoint an administrator is given by the other party or its directors or by a qualifying floating charge holder (as defined in paragraph 14 of Schedule B1 to the Insolvency Act 1986);

(d) a receiver is appointed of any of the other party's assets or undertaking or if circumstances arise which entitle a court of competent jurisdiction or a creditor to appoint a receiver or manager of the other party or if any other person takes possession of or sells the other party's assets; or

(e) the other party makes any arrangement or composition with its creditors or makes an application to a court of competent jurisdiction for the protection of its creditors in any way.

19.3 Filtrona may terminate this Agreement in respect of all or any part of the Services other than the Bunzl Group System Services to be provided by Filtrona at any time on one month's written notice to Bunzl.

19.4 Bunzl may terminate this Agreement in respect of all or any part of the Bunzl Group System Services to be provided by Filtrona at any time on one month's written notice to Filtrona.

19.5 Termination of this Agreement shall not affect any rights, liabilities or remedies arising under this agreement prior to such termination.

19.6 In the event of any termination or expiry of this Agreement all the rights and obligations of the parties shall forthwith cease, except for those provisions which expressly or by implication continue without limit in time.

20. LIMITATION OF LIABILITY

20.1 Nothing in this Agreement shall limit either party's liability for fraud, or for death or personal injury caused by its negligence.

20.2 Save where expressly provided in this Agreement, all warranties and representations which might be implied, whether statutory or otherwise, in respect of either party's obligations hereunder are excluded to the maximum extent permitted by law.

20.3 Neither party shall be liable to the other whether in contract, tort (including negligence and breach of statutory duty) or otherwise for:

(a) any indirect or consequential loss or damage; or

(b) any loss of profits, loss of revenue, loss of use, loss of anticipated savings, loss of goodwill or loss of contracts or any loss arising from damaged, corrupted or lost data (in each case whether direct or indirect or consequential);

(c) any punitive or exemplary damages; or

(d) in the case of any liability of Bunzl, any direct loss or damage not expressly provided for in sub-clause 20.4; or

(e) in the case of any liability of Filtrona, any direct loss or damage not expressly provided for in sub-clause 20.6;

20.4 Save as provided in sub-clause 20.2 or 20.3, but subject to sub-clause 20.5, Bunzl shall be liable to Filtrona for any direct losses in excess of £10,000 in aggregate arising as a result of any breaches of this Agreement by Bunzl or the negligence or wilful default of Bunzl, any Bunzl Group Company or any of their contractors, sub-contractors or agents.

20.5 The aggregate liability of Bunzl whether in contract, tort (including negligence and breach of statutory duty) or otherwise arising out of or in connection with this Agreement shall not exceed an amount equal to the aggregate amounts paid by Filtrona to Bunzl pursuant to this Agreement both before and after the liability arises.

20.6 Save as provided in sub-clause 20.2 or 20.3, but subject to sub-clause 20.7, Filtrona shall be liable to Bunzl for any direct losses in excess of £10,000 in aggregate arising as a result of any breaches of this Agreement by Filtrona or the negligence or wilful default of Filtrona, any Filtrona Group Company or any of their contractors, sub-contractors or agents.

20.7 The aggregate liability of Filtrona whether in contract, tort (including negligence and breach of statutory duty) or otherwise arising out of or in connection with this Agreement shall not exceed an amount equal to the aggregate amounts paid by Bunzl to Filtrona pursuant to this Agreement both before and after the liability arises.

21. DISPUTE RESOLUTION

Any question or difference which may arise concerning the construction, meaning or effect of this Agreement, or any matter arising out of or in connection with this Agreement, shall in the first instance be referred to both parties' nominated Service Managers for discussion and resolution at or by the next contract review meeting. If the matter is not resolved at this meeting, the matter will be referred to the chief executive officer and/or finance director of each party who must meet together within seven Business Days to attempt to resolve the matter. If the matter is not resolved at that meeting then the dispute shall be referred to arbitration in accordance with the provisions of clause [illegible].

22. ARBITRATION

Subject to the provisions of clause 21 all disputes arising in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce ("ICC") by a sole arbitrator appointed in accordance with the said rules.

23. VARIATION OF THE SERVICES

23.1 At any time during the subsistence of this Agreement Bunzl (in respect of the Bunzl Group System Services to be provided by Filtrona) or Filtrona (in respect of the Services other than the Bunzl Group System Services to be provided by Filtrona) may issue a written request to the other party to effect any change or addition to or deletion of any Services (a "**Change**") in respect of any of the Services.

23.2 Upon receipt of such a Change request the recipient of the request shall promptly inform the other party of all timing and costs impacts upon the provision of the relevant Services (as applicable) hereunder.

23.3 The parties shall, acting reasonably, negotiate in good faith any amendments to the Services (including, without limitation, any changes to the charges due in respect of such amended or additional Services) necessary to effect such requested Change and shall record the same in writing signed by each party hereto.

24. FURTHER ASSURANCE

The parties undertake to co-operate in good faith following the date of this Agreement to ensure that they and their respective Groups do such acts and things as may reasonably be necessary for the purpose of giving to Bunzl, Filtrona and their respective Groups the full benefit of all relevant provisions of this Agreement.

25. WAIVER

25.1 No failure, delay or indulgence on the part of either party in exercising any power or right under this Agreement shall operate as a waiver of such power or right.

25.2 No single or partial exercise of any power or right by either party shall preclude any other or further exercise thereof or the exercise of any other such power or right under this Agreement.

26. CONFIDENTIALITY

26.1 Each party shall treat as confidential all information obtained as a result of entering into or performing this Agreement which relates to:

26.1.1 the provisions of this Agreement;

26.1.2 the negotiations relating to this Agreement;

26.1.3 the subject matter of this Agreement; or

26.1.4 the other party or its Group or their respective business, customers or employees.

26.2 Each party shall:

26.2.1 not disclose any such confidential information to any person other than any of its directors or employees who needs to know such information in order to discharge his duties, or to sub-contractors to whom such party is permitted to sub-contract its obligations pursuant to clause 28; and

26.2.2 procure that each of its employees, and any other person to whom any such confidential information is disclosed by it, complies with the restrictions contained in this clause as if such person were a party to this Agreement, and in the case of each of its employees involved in the provision or receipt of any of the Services shall procure that such employees sign a separate confidentiality undertaking in a form to be agreed between the parties.

26.3 Notwithstanding the other provisions of this clause, either party may disclose any such confidential information:

26.3.1 if and to the extent required by law or for the purpose of any judicial proceedings;

26.3.2 if and to the extent required by existing contractual obligations;

26.3.3 if and to the extent required by any securities exchange or regulatory or governmental body to which that party is subject or submits, wherever situated, including (amongst other bodies) the UK Listing Authority, the London Stock Exchange or The Panel on Takeovers and Mergers, whether or not the requirement for information has the force of law;

26.3.4 if and to the extent required to vest the full benefit of this Agreement in that party;

26.3.5 to its professional advisers, auditors and bankers; or

26.3.6 if and to the extent the other party has given prior written consent to the disclosure, such consent not to be unreasonably withheld or delayed.

27. INVALIDITY

27.1 If at any time any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair:

27.1.1 the legality, validity or enforceability in that jurisdiction of any other provision of this Agreement; or

27.1.2 the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Agreement.

28. SUB-CONTRACTING

Either party may appoint sub-contractors to supply the Services with the prior written consent of the other (not to be unreasonably withheld), provided that such party shall remain at all times primarily liable for the provision of such Services (to the extent that it is so liable under the terms and conditions of this Agreement).

29. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

30. ASSIGNMENT

No party may at any time, without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed), assign all or any part of the benefit of, or its rights or benefits under, this Agreement except that no consent shall be required in the case of an assignment to another member of that party's Group, for so long as the assignee remains a member of the same Group as the assignor.

31. NOTICES

31.1 Any notice given under this Agreement must be given in writing and sent or delivered by hand, post, or facsimile to the other party at the address stated in the Agreement (or any other address notified for this purpose by that party) provided that any:

31.1.1 notice delivered by hand shall be deemed to have been given when deposited at the appropriate address;

31.1.2 notice sent by post shall be deemed to have been given 48 hours after a first class registered letter is posted to the appropriate address; and

31.1.3 notice sent by facsimile shall be deemed to have been given on transmission to the correct number.

32. ENTIRE AGREEMENT

32.1 This Agreement constitutes the whole and only agreement as at the date hereof between the parties with respect to the subject matter described herein.

32.2 Except to the extent repeated or referred to in this Agreement, this Agreement supersedes and extinguishes any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating to the subject of this Agreement.

32.3 Each party acknowledges that in entering into this Agreement on the terms set out in this Agreement, it is not relying upon any representation, warranty, promise or assurance made or given by the other party or any other person, whether or not in writing, at any time prior to the execution of this Agreement which is not expressly set out herein.

33. FORCE MAJEURE

Neither party shall be liable for any delay or failure to perform its obligations under this Agreement to the extent that such delay or failure results from any event or circumstances that are beyond its reasonable control.

34. NO PARTNERSHIP

Nothing in this agreement and no action taken by the parties under this agreement shall constitute a partnership, association, joint venture or other co-operative entity between any of the parties.

35. COUNTERPARTS

35.1 This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, but shall not be effective until each party has executed at least one counterpart.

35.2 Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute but one and the same instrument.

36. GOVERNING LAW

This Agreement shall be governed by the laws of England and the parties submit to the exclusive jurisdiction of the English Courts.

Schedule 1
Sundry Matters

1. Health Insurance

It has been agreed between the parties that the Filtrona Group employees shall continue to participate in the Health Insurance Plan without further charge until 31 December 2005.

2. Training

Prior to the date of Completion it has been the practice of Bunzl and Filtrona to run joint graduate training and introduction to management programmes for its graduates and management respectively. The parties have agreed that the 2003 and 2004 intakes of graduates shall continue to participate in the graduate training programme until the conclusion of their respective programmes and that management trainees commencing training in April 2005 shall continue to participate in the introduction to management programme until the conclusion of their respective programmes. With effect from Completion, Filtrona will pay Bunzl an estimated amount of £53,200 for all the Filtrona Group employees on the 2004 graduate intake training programme from January 2005 to September 2006, the actual costs of the graduate programme with full justification will be invoiced at the end of 2005 and at the end of the programme in September 2006. An estimated amount of £11,600 for all the Filtrona employees on the introduction to management programme from April 2005 to November 2005 the actual costs with full justification will be invoiced at the end of November 2005.

3. Websites

Bunzl will provide Filtrona until 31 December 2005 with appropriate website redirections from the Bunzl website to the Filtrona website.

Schedule 2
Treasury Services

1. Filtrona treasury staff will be able to work from 110 Park Street for a period of up to six weeks from the date of demerger.

2. During this period, Filtrona treasury staff will have access to Bunzl's treasury system (IT2) to record treasury transactions dealt in the name of Filtrona Finance Ltd and Bunzl treasury staff will be available to provide advice. Any Filtrona Finance Ltd data requested by Filtrona staff will be made available.

3. For six weeks from the date of demerger, Bunzl agrees to grant access to Simcorp (providers of IT2) so that Filtrona Finance data in the Bunzl treasury system can be transferred to the Filtrona treasury system in Milton Keynes.

4. Bunzl agrees to allow access to Filtrona staff to enable them to complete the May and June management accounts of Filtrona Finance Ltd.

5. Filtrona shall be entitled to consult Tim Hayter, in his capacity as Group Treasurer of Bunzl, where access to Bunzl's knowledge and resource is reasonably necessary for a proper understanding of the conduct of the Filtrona treasury services in the 12 month period prior to the Demerger from the date of this Agreement until 31 December 2005.

Schedule 3
Pensions Schedule

Part A
General Terms

1. **COMMENCEMENT AND INTERPRETATION**

1.1 The provisions of this Schedule shall only come into force upon Completion (as defined in the Demerger Agreement).

1.2 For the purposes of this Schedule:

"Additional Costs" means where there is an alteration in the benefits or contributions payable under the Pension Schemes which is also made to any other occupational pension scheme which Bunzl administers, the proportion of such additional staffing and/or third party costs to Bunzl resulting from that alteration which relates to the Filtrona UK Pension Schemes (calculated pro rata to the total amount of such costs by reference to the number of active members of the Filtrona UK Pension Schemes divided by the total number of active members of each pension scheme which Bunzl administers which is making the same alteration (including the Filtrona UK Pension Schemes)), or where there is an alteration in the benefits or contributions payable under the Filtrona UK Pension Schemes which is not made to any other scheme which Bunzl administers, the additional staffing and/or third party costs to Bunzl which result from that alteration.

"Agreed Fee" shall have the meaning set out in paragraph 3.

"Filtrona UK Pension Schemes" shall mean the pension schemes to be established by Filtrona pursuant to Part A of Schedule 3 to the Demerger Agreement.

"Material Cost Event" means at any time prior to the Pension Services End Date an alteration in the benefits or contributions payable under either of the Filtrona UK Pension Schemes (whether necessitated by legislative changes or amendments to the governing documentation of the Filtrona UK Pension Schemes or by a significant change in the overall number of members of the Filtrona UK Pension Schemes and/or the ratio between active, deferred and pensioner members) which in the reasonable opinion of Bunzl would require substantial changes to the systems (computer and/or manual) used by Bunzl for the provision of the Pension Services, and result in Additional Costs to Bunzl which Filtrona is not prepared to bear in full.

"**Pension Services**" shall have the meaning set out in paragraph 4.

"**Pension Services End Date**" means 31 December 2005 or such other date as may be agreed between the parties.

"**Third Party Costs**" shall have the meaning set out in paragraph 3.3.

"**Transitional Pensions Agreement**" shall mean the provisions of this Schedule.

2. DURATION AND TERMINATION

2.1 The provisions of this paragraph 2 are subject to Clause 19.

2.2 Bunzl will provide Filtrona with Pension Services from Completion until the Pension Services End Date.

2.3 On any termination of this Transitional Pensions Agreement or following the Pension Services End Date:

(i) Bunzl shall provide, on the written request of Filtrona, to Filtrona, or to any third party nominated in writing by Filtrona, all records and documents in its possession which relate exclusively to the provision of the Pension Services (as defined in paragraph 4.1) or to the Filtrona UK Pension Schemes and, to the extent applicable, copies of all records and documents in its possession (or the relevant parts of them) which relate partially to the provision of such Pension Services or to the Filtrona UK Pension Schemes;

(ii) Filtrona shall pay to Bunzl any part of the Agreed Fee which remains outstanding at the date of termination.

2.4 Except to the extent provided under paragraph 2.3, neither Party shall, on any termination of this Agreement in accordance with Clause 19, be under any obligation to the other Party under this Transitional Pensions Agreement, provided that Clause 26 shall continue in full force and effect notwithstanding such termination.

3. AGREED FEE

3.1 This paragraph 3 is subject to paragraph 4.

3.2 With effect from Completion until the Pension Services End Date, the amount payable by Filtrona under the Transitional Pensions Agreement will be the Agreed Fee of £90,500 per annum.

3.3 For the avoidance of doubt, third party printing costs, third party computer software costs and legal, accounting and actuarial fees specific to Filtrona or the Filtrona UK Pension Schemes ("**Third Party Costs**") are additional to the above fee and are payable by Filtrona. The amount of any Third Party Costs is subject to the prior agreement of the Parties.

3.4 Other than on the transfer of liabilities from the Bunzl UK Pension schemes in accordance with Schedule 3 to the Demerger Agreement, if in the reasonable opinion of either of the Parties there is a Material Cost Event the Parties shall discuss the level of the Agreed Fee. If the Parties agree, the level of the Agreed Fee shall be changed to reflect such change.

3.5 Unless the Parties otherwise agree in accordance with paragraph 3.4, this paragraph 3.5 applies if, at any time before the Pension Services End Date (the "Relevant Date"), the

overall number of members of the Pension Schemes has increased or decreased by more than 25 per cent. since the date of this Agreement or, if later, the effective date of any change to the Agreed Fee made under paragraph 3.4 or this paragraph 3.5.

Where this paragraph 3.5 applies, the Agreed Fee shall increase or decrease, as the case may be, with effect from the Relevant Date by the percentage increase or decrease in the overall number of members of the Pension Schemes referred to in this paragraph 3.5.

Part B

Defined Benefits Sections of the Filtrona UK Pension Schemes

4. PENSION SERVICES

4.1 The services to be provided by Bunzl to Filtrona for the Agreed Fee are listed in paragraph 8 of this Schedule (the "**Pension Services**").

4.2 Two weeks after Completion, Filtrona shall provide to Bunzl confirmation in writing as to the identity of those persons who are expected to become active members of the Filtrona UK Pension Schemes with effect from Completion, such confirmation to be based on a computer disc or discs or other electronic information storage format which Bunzl shall supply to Filtrona containing such membership data in relation to the Filtrona UK Pension Schemes as are in the possession of Bunzl; and shall promptly provide to Bunzl full details of any changes to that information.

4.3 During the term of the Transitional Pensions Agreement, Filtrona shall provide Bunzl with all such information, support and cooperation as Bunzl shall reasonably require in order to carry out its obligations under the Transitional Pensions Agreement.

4.4 In providing the Pension Services, Bunzl is entitled to assume that all information provided by Filtrona is accurate and complete, and is under no obligation (but may otherwise agree) to verify such information.

4.5 Bunzl:

(i) must provide the Pension Services in all material respects in accordance with:

- the trust deed and rules of the Filtrona UK Pension Schemes (to the extent its provisions have been notified to it from time to time by Filtrona);
- all relevant statutory provisions which may from time to time apply to the Filtrona UK Pension Schemes, and all applicable requirements of the National Insurance Contributions Office, the Department of Work and Pensions, HM Revenue and Customs, the Pension Schemes Office and the Pensions Regulator; and
- all reasonable instructions from Filtrona which are consistent with the terms of this Schedule,

provided that Bunzl shall be under no obligation to verify the extent to which and shall be entitled to assume that the provisions of the Filtrona UK Pension Schemes, including the benefits payable thereunder, the acts or omissions of Filtrona and the instructions of Filtrona are all in compliance with all relevant statutory provisions which may from time to time apply to the Filtrona UK Pension Schemes, and all applicable requirements of the Department of Work and Pensions, HM Revenue and Customs and the Pensions Regulator;

(ii) must not do or omit to do anything which would prejudice the exempt or contracted-out status of the Pension Schemes; and

(iii) must not conduct, or purport to conduct, any business as agent of Filtrona.

4.6 For the avoidance of doubt Filtrona shall be responsible for establishing and operating the company or companies to act as trustee of the Filtrona UK Pension Schemes and for performing all secretarial and company secretarial work in connection with those companies and in relation to meetings or activities of the trustees of the Filtrona UK Pension Schemes.

5. PAYMENT OF BENEFITS

5.1 Where payments are currently made on behalf of the trustees of the Bunzl UK Pension Scheme to pensioners by Prudential UK Services Limited it is intended that similar arrangements will be entered into by Filtrona with Prudential UK Services Limited in respect of the Filtrona UK Pension Schemes.

5.2 Where the provision of the Pension Services requires Bunzl to procure the payment of other amounts due to members and beneficiaries of the Filtrona UK Pension Schemes or to the Inland Revenue, such payments will only be made:

(i) from a bank account nominated and funded by Filtrona;

(ii) in accordance with previously agreed authorisation limits; and

(iii) in accordance with separately agreed procedures for the payment of benefits.

5.3 Bunzl accepts no liability in respect of the payments referred to in 5.1 or 5.2 nor, except to the extent the provision of the Pension Services requires Bunzl to pay amounts due to the Inland Revenue, any liabilities for any taxes payable thereon.

6. LIABILITY

Notwithstanding the provisions of Clause 20.4, Bunzl's aggregate liability in respect of the provision of the Pension Services shall not exceed the aggregate amount paid by Filtrona UK to Bunzl for the purposes of Pension Services both before and after the liability arises.

7. **SECURITY OF DATA AND CONFIDENTIALITY**

Subject to the terms of Clause 26, Bunzl undertakes in relation to the Pension Services that:-

(A) it will use all reasonable endeavours to ensure the safekeeping of data and files relating to the Pension Services;

(B) in the event of any such data or files being lost or damaged, subject to Clause 33, it will use its reasonable endeavours to recreate without charge that data or those files; and

(C) on reasonable notice it will permit Filtrona or its nominated representative to have reasonable access to such data and files during normal office hours.

8. **SPECIFICATION OF THE PENSION SERVICES**

The specification of the Pension Services referred to in paragraph 4 of this Schedule is detailed below. Bunzl shall provide or procure the provision of these services in a manner consistent with and to a standard which is at least equivalent to that which such services were provided by or to the Filtrona Group Companies in the twelve month period before Completion in the ordinary administration of Bunzl's own pension schemes covering the following areas.

8.1 Record keeping

8.2 Calculations

8.3 Reporting (excluding management accounts)

8.4 Collection of contributions, payment of benefits and other payments

8.5 Maintenance of cash book

8.6 Assistance with recruitment, induction and training of Filtrona pension administration staff

Part C
UK Defined Contribution Section

9.1 In accordance with Schedule 3 of the Demerger Agreement prior to Completion Filtrona will establish the Filtrona Pension Plan which will include a defined contribution section.

9.2 The administration of the existing Bunzl defined contribution section is undertaken by SBJ Benefit Consultants. Filtrona has entered into arrangements with SBJ Benefit

Consultants for the administration of that section on the same basis as currently provided for Bunzl.

Part D
USA

Filtrona USA Retirement Plan

10.1 Bunzl USA will continue to provide administration services until 31 December 2005 with regard to members who leave the Filtrona USA Retirement Plan and with regard to active members of that plan on the same basis applicable before Completion to the Bunzl pension plans in the USA, save that any calculations relating to the retirement benefits payable to members of the Filtrona USA Retirement Plan (such calculations including but not limited to statements or estimates of benefits) shall be performed by Hewitts.

10.2 Filtrona will establish a bank account to be used for the purposes of the USA Retirement Plan benefit scheme.

Filtrona Deferred Savings Plan

10.3 With regard to the Deferred Savings Plan;

(a) Bunzl USA will continue to receive contributions to that plan via payroll until 31 December 2005 from participating Filtrona companies and will remit such payments to the Vanguard Group which is the provider of the retirement plans in the USA;

(b) Bunzl USA will continue to provide administration services until 31 December 2005 with regard to members who leave the Filtrona Deferred Savings Plan and to active members of that plan and to Members of that plan who die in service on the same basis applicable to the Bunzl pension plans in the USA before Completion.

For the avoidance of doubt the categories of members referred to in this sub-paragraph is intended to mean 'active' and 'terminated' as defined in the applicable Vanguard Group documents. In the event that there is any contradiction between the terms used in this sub-paragraph and the words 'active' and 'terminated' as defined in the applicable Vanguard Group documents, the terms in question shall be given the meaning as set out in the applicable Vanguard Group documents.

Charles Heller

10.4 Bunzl USA currently enjoys the benefit of insurance policy number 4241809 with Massachusetts Mutual Life Insurance Company under which the insured is Charles Heller. Bunzl USA will take all reasonable steps to secure the transfer and assignment of the benefit of this insurance policy to FIL Holdings Corporation before Completion. For the avoidance of doubt after Completion Filtrona shall bear the ongoing liability for this policy.

In the event that the policy is not transferred to Filtrona, Bunzl USA shall account to Filtrona for the proceeds of the policy.

Schedule 4
Bunzl Group System Services

1. Introduction and Background

Bunzl Group Systems ("BGS") is an intranet system developed by Bunzl and Filtrona using services provided by ITC Infotech India Limited ("ITC"), an offshore software developer, under service contracts between ITC and a Filtrona Group Company.

Bunzl and Filtrona will work together via the existing BGS User Group to develop BGS as a single system incorporating the outstanding elements described below prior to the date of separation of BGS between Filtrona and Bunzl (see below)(the "Migration Date").

For Implementation, Bunzl and Filtrona will each separately drive rollout within their own businesses and neither party will be responsible for progress of the other.

2. Charges

Bunzl and Filtrona will share equally the fees due to ITC for support services (£15,000 pa) backdated to go-live (October 2004) and until the Migration Date.

The chargeable man-days and expenses of ITC relating to the outstanding development work specified in this Schedule will be borne by Filtrona.

If any re-work is requested by either party in respect of development work that has already gone live or been accepted by that party, as a result of changes in requirement (as opposed to bug fixes), then the requesting party will bear all the costs incurred by the parties and resulting from the change of requirement.

Each party will be responsible for the costs and expenses of their own staff arising from the provision and receipt of the Bunzl Group System Services, including those of their management and IT staff.

3. Services

The services set out below will be provided until the Migration Date (unless specified otherwise), which will be agreed between the parties but the parties agree that each will use reasonable endeavours to complete by 31 December 2005 and in any event no longer than 30 June 2006. The parties will co-operate with each other in carrying out the work described in this Schedule. with a view to meeting a Migration Date on or before 31 December 2005, although if any work described in this Schedule is uncompleted, the Migration Date will be postponed until it is completed or the parties agree to go ahead with the separation of the BGS nonetheless.

3.1 Contract Services

Filtrona will assist Bunzl in negotiating a separate Support/Service agreement with ITC to enable Bunzl to receive services from ITC after the Migration Date.

3.2 Hosting Services

Filtrona will:

A. host and maintain the single combined BGS for existing live Bunzl locations until the Migration Date;

B. provide Bunzl Group with access to and use of the BGS until Migration Date; and

C. provide support for the BGS by managing the support service from ITC until Migration Date.

3.3 Development Services

Further development work will be completed by Filtrona prior to the Migration Date to ensure that Filtrona and Bunzl obtain a single system incorporating the following key features:

A. A web-based single interface to manage H,S and E operations across site.

This feature has already been achieved by way of a single web-based menu providing user authenticated access for all users to authorised system features for authorised levels of data.

B. An environment management system compliant with 1S0 14001 standards.

This feature has already been achieved. The EMS audit clauses and requirements are defined and users have the functionality to perform live ISO 14001 audits and to obtain compliance reports.

For the avoidance of doubt, in relation to the EMS Audit, the following have been completed and have gone live:

- IS0 14001 Audit Requirements Questionnaire (EMS Screen);
- Audit Observations (EMS Screen); and
- Actions Arising and the Audit Questionnaire Printout (EMS Screen).

C. Better visibility of statutory and standards compliance.

In relation to the HSE Audit, **this feature requires** enhancements to:

(i) the HSE Audit Requirements Questionnaire (HSE Screen);

(ii) the Highlighting of Legal requirements in colour (HSE Screen);

(iii) the Audit Questionnaire Printout (HSE Screen); and

(iv) the Audit Observations and Actions Arising (HSE Screen).

For the avoidance of doubt, in relation to the EMS Assessment, the following have been completed and have gone live:

- Legal Requirements Master and Web Site Links (EMS Screen); and
- Legal Compliance Assessment (EMS Screen).

D. Better demonstrable control over H, S and E risks.

In relation to HSE Accident Reporting, **this feature requires**:

(i) a new screen for Record Accident Report (HSE Screen);

(ii) a new screen for Accident Investigation Actions (HSE Screen);

(iii) a new process for Update Accident Statistics From Accident Reports (HSE Process);

(iv) a new report for Single Accident Details (HSE Report); and

(v) a new Multi-Accident Report (HSE Report).

In relation to HSE Risk Assessments, **this feature requires**:

(i) a new screen for Manual Handling Risk Assessment Questionnaire (HSE Screen);

(ii) a new screen for Work Equipment Risk Assessment Questionnaire (HSE Screen);

(iii) a new screen for Display Screens Risk Assessment Questionnaire (HSE Screen);

(iv) a new screen for Hazardous Substances Risk Assessment Questionnaire (HSE Screen);

(v) a new screen for Young Persons Risk Assessment Questionnaire (HSE Screen);

(vi) a new screen for Fire Risk Assessment Questionnaire (HSE Screen);

(vii) a new screen for Pregnant Women Risk Assessment Questionnaire (HSE Screen);

(viii) a new Single Risk Report (HSE Report); and

(ix) a new Multi-Risk Summary Report (HSE Report).

In relation to Corrective Action Programme, **this feature requires** a new Corrective Action Report (HSE + EMS).

For the avoidance of doubt, in relation to the EMS Impact Assessment, the following have been completed and have gone live:

- Impact Assessments and Reassessments (EMS Screen); and
- Assessment Comparison Report (EMS Report).

For the avoidance of doubt, in relation to the EMS Environment Management Program ("EMP"), the following have been completed and have gone live:

- EMP Target Setting (EMS Screen);
- EMP Target Management (EMS Screen);
- EMP Target Actions (EMS Screen); and
- EMP Progress Status Report (EMS Report).

E. One centralised database with multiple levels of user security in which information for all business areas and sites is stored.

This feature has already been achieved. All Bunzl and Filtrona data is stored in one single SQL database and there is a single central document storage and retrieval facility in place.

For the avoidance of doubt, in relation to the System-Wide Master Files, the following have been completed and have gone live:

- System Administration Parameters (SYS Screen);
- Organization Masters (Business Area, Line of Business, Business Site) (SYS Screen);
- Geography Masters (Territory, Country, State) (SYS Screen);
- User Details Master (SYS Screen);
- User Logon Access Rights (SYS Screen);
- Currency Conversion Matrices(SYS Screen); and
- Measuring of Unit Conversion Factors (SYS Screen).

In relation to the EMS Data Collection, the following have been completed and have gone live:

- Monthly Site Level Data Collection Forms (EMS Screens) and
- Generating of New Data Collection Forms (EMS Process).

In relation to the HSE Data Collection, the Monthly Site Level Accident Stats Data Collection Forms (HSE Screens) have been completed and have gone live.

F. Standardised cross-site reporting.

In relation to the EMS Audit, **this feature requires** a new Audit Action Report (EMS Report).

In relation to the HSE Audit, **this feature requires** a new Audit Action Report (HSE Report) and enhancements to:

(i) the Audit Assessment Report (HSE Report);

(ii) the Audit Summary Report (HSE Report); and

(iii) the Audit Summary Graph (HSE Report).

For the avoidance of doubt, in relation to the EMS Audit, the following have been completed and have gone live:

- Audit Assessment Report (EMS Report);
- Audit Summary Report (EMS Report); and
- Audit Summary Graph (EMS Graph).

For the avoidance of doubt, in relation to the EMS Data Collection, the following have been completed and have gone live:

- Site by Site Data Collection Reports (EMS Report);
- Data Collection Summary Reports (EMS Report); and
- Data Collection Ratio Reports (EMS Report).

For the avoidance of doubt, in relation to the HSE Data Collection, the following have been completed and have gone live:

- Site by Site Accident Statistics Report (HSE Report);
- Accident Summary Report (HSE Report); and
- Accident Per Employee Ratio Report (HSE Report)

G. The ability to report exceptions, trends and events.

In relation to outstanding user actions, **this feature requires** enhancements to the Pending Task List of Actions Due (HSE + EMS).

For the avoidance of doubt, in relation to Trend Reporting, the following have been completed and have gone live:

- Data Collection Graphs (EMS Report); and
- Accident Graphs (HSE Report).

For the avoidance of doubt, in relation to System Administration, the Audit Trail of User Feature Access and Activities (SYS Report) has been completed and has gone live:

For the avoidance of doubt, in relation to Environmental Incidents, the following have been completed and have gone live:

- Incident Reporting Screen (EMS Screen); and
- E-Mail Notification of Incident Depending On Severity (EMS Report).

H. Multi-lingual support.

This feature has been achieved. All live Screen/Report labels can be translated from English.

For the avoidance of doubt, the following have been completed and have gone live:

- Multilingual Screen Translation (English only provided) (SYS Screens); and
- Multilingual Help Files (English only provided) (SYS Screens).

For the avoidance of doubt, the following features fall outside the scope of the development work but may be agreed by the parties to be developed in the future:

- Import Ultipro Accident Reports (New HSE Process);
- ENHESA relationship and Interface (New EMS Process);
- Maintenance of Statutory Inspections Diary (New HSE Screen);
- Printout of Statutory Inspections Diary (New HSE Report); and
- Transport Audit Questionnaire (New HSE Screen).

3.4 Migration/Transition Services

Bunzl/Filtrona will assist each other to plan and effect the separation of the BGS so that each party has a complete copy of the system (as at the point of separation) excluding the data relevant only to the other's Group's businesses.

Until the Migration Date Filtrona will provide technical IT support to enable Bunzl to set up its independent hosting/operation of its version of the BGS.

For the avoidance of doubt, Bunzl will be responsible for the cost of any additional hardware/infrastructure it needs to host the BGS independently after the Migration Date.

4. Project Management

The work set out in this Schedule will be jointly project managed by Bunzl and Filtrona through the Bunzl/Filtrona User Group who will meet regularly to review progress, update plans and agree actions to be taken. The schedule for these meetings has been agreed in advance (and will be approximately monthly).

Schedule 5
Payroll Services

1. Introduction and Background

Bunzl and Filtrona share a common HR/Payroll system in the US supplied by the Ultimate Software Group and known as Ultipro. This system currently makes use of:

- Ultimate Ultipro software licence, maintenance, support and hosting provided by Ultimate Software Group;
- Kronos time and attendance software licence, maintenance and support, and hosting of this system on an iSeries AS400 owned by Bunzl USA and located in St. Louis;
- Ceridian tax filing and cheque printing service;
- TALX unemployment cost control service; and
- Payroll processing/IT services provided by Bunzl USA employees and management.

With effect from Demerger, to the extent that Filtrona will itself use the software and third party services described above, Filtrona will use reasonable endeavours to have in place its own licences and service contracts with the relevant third parties to the extent that such is necessary and appropriate. In addition, between the date of this agreement and 31 December, 2005 Bunzl will provide the payroll processing/IT services described below to the Filtrona Group Companies in the US.

Filtrona will set up its own in-house centralized payroll processing team, which will be based at Filtrona Richmond ACP site, and to have transitioned the payroll processing in-house by the end of 2005.

2. Services

2.1 HR/Payroll Processing Service

The Payroll Services to be provided by Bunzl to Filtrona are:

A. Provision of an on-going centralized in-house payroll service to the current live Filtrona US businesses in accordance with previously agreed payroll dates through December 31, 2005 using the following Bunzl resources:

- 30% of HR/payroll specialist Carrie Lowe's time (at a Charge to Filtrona of $22,000 for 2005 plus 30% of her yearly bonus entitlement for 2005 (unless the transitional services are terminated early in accordance with Clause 19 of this Agreement in which case the Charge will be payable by Filtrona on a pro rata basis until the date of termination);

The total Charges (including bonus entitlement) to Filtrona for Carrie Lowe and Debbie Heuvelman (see below) are estimated to be $80,000 for 2005.

- 100% of 2 payroll administrators' time (at a Charge to Filtrona of $88,000 for 2005 (unless the transitional services are terminated early in accordance with Clause 19 of this Agreement in which case the Charge will be payable by Filtrona on a pro rata basis until the date of termination)) who will report to Carrie Lowe.

- Small increments of Bunzl IT resource time (up to total of 4 hours per month) will be provided to Filtrona as needed without charge. Any IT personnel resources in excess of 4 hours in any month will be provided to Filtrona on an as available basis. Filtrona will pay Charges for any such resources at a rate of $45/hour.

- For as long as Bunzl provides the Payroll Services to Filtrona, Bunzl will continue to recharge Filtrona for the cost of providing the Payroll Services to Filtrona under Bunzl's contracts with the Ultimate Software Group, Kronos, Ceridian and TALX. Bunzl will use reasonable endeavours to ensure the performance of services by each vendor.

The payroll service includes:

- Daily - administration of personnel master file & payroll changes per receipt of appropriate forms submitted by Filtrona staff;

- Fridays – Opening of payrolls and populating payroll batches for pay groups as dictated by pay date, creating general ledger files and payroll reports for respective pay date;

- Mondays - Importing and posting of Kronos WFC hours for Filtrona Richmond & Greensboro and Kronos iSeries hours for Extrusion, Alliance Plastics & MSI sites into UltiPro;

- Tuesdays (or Mondays if required due to holiday during week) - Creating print, direct deposit, tax, bank reconciliation and wage garnishment files and sending the files to respective vendors for processing; and

- Monthly – Generating month end payroll reports and providing in secured folder on network for user.

B. Sharing of the dedicated UltiPro hosting environment with Filtrona US businesses through December 31 2005. Providing Filtrona with access to and use of the Filtrona part of the shared UltiPro hosted environment through December 31, 2005.

C. Sharing of the iSeries Kronos environment with Filtrona US businesses through December 31 2005. Bunzl will host and make available the iSeries Kronos time and attendance system to Filtrona US businesses during Monday to Friday 8am-8pm CST, and will notify planned downtime to Filtrona in advance.

D. Reporting to Filtrona of any Ultipro/Kronos network outages affecting Filtrona.

E. Provision of the existing disaster recovery services to Bunzl Extrusion until 31 December 2005 at a Charge to Filtrona, from 1 July 2005 of $500 per month for each month or part month (up to December 2005) that Filtrona requires such service.

2.2 Migration/Transition to an independent Filtrona HR/payroll system.

As soon as possible after Demerger, the parties will agree a detailed separation plan in respect of the Payroll Services. This plan will include, inter alia, specific items on project management, project meetings, supports resources, budgets and quality issues.

Filtrona will have overall responsibility and control over the separation project via Malcolm Wrigley and Alan Tidy. Malcolm Wrigley will act as the overall Project Manager with assistance from Debbie Heuvelman on the Ultipro transition issues. These will include the creation of a separate Filtrona Ultimate/Ultipro database and hosting environment, for which the Ultimate has provided an outline plan.

Bunzl is to provide to Filtrona 50% of payroll system/IT project manager Debbie Heuvelman's time (at a Charge to Filtrona of $40,000 for 2005 plus 50% of her yearly bonus entitlement for 2005 (unless the transitional services are terminated early in accordance with Clause 19 of this Agreement in which case the Charge will be payable by Filtrona on a pro rata basis until the date of termination)).

Bunzl will provide:

- assistance in recruiting 3 staff for Filtrona, and provision of training for those staff to follow the procedures already implemented during Q3 2005.

Bunzl will also work with Filtrona to assist in achieving the following objectives:

- Gradual re-routing from the Bunzl iSeries AS400 Kronos system the Filtrona US businesses time and attendance data collected via site based Kronos time-clocks, to the expanded Filtrona Richmond Kronos system.

- Payroll by payroll migration of the service from Bunzl USA to Filtrona Richmond during Q4 2005.

3. Responsibilities of Filtrona

Filtrona will be responsible for:

- Facilitating the development of agreements and plans required.

- Providing Filtrona project managers with decision making responsibility for the design work to ensure that decisions on changes to processes as described are made in a timely fashion.

- Providing implementation team members for the required locations/days/hours as set out on an agreed analysis, and the subsequently agreed migration plan.

- Providing a Filtrona single contact individual to discuss on-going systems development requirements and any issues regarding service of Bunzl or data provision from Filtrona.

- Maintaining the configuration of the Filtrona US Virtual Private network (VPN), which enables connectivity to Bunzl USA, as is (as at 19 April 2005) throughout migration and removal of Filtrona US businesses from the Bunzl USA Kronos iSeries time and attendance system.

- Notifying Bunzl USA IT Network Services (Mark Collins – see below) of each Filtrona location(s) "leaving" the Bunzl network so that system access of the respective parties can be removed and communication links terminated.

- Sourcing its own licences for Terminal server Clients utilized by Filtrona staff accessing the Bunzl USA iSeries machine.

4. Project Management

Bunzl and Filtrona will follow certain project management controls in respect of the Payroll Services as set out below:

Project Meetings The project team will regularly review progress against plan weekly using Webex and circulate minutes of progress made.

Project Plan Actual progress against plan will be recorded and reported by Filtrona.

Project Budget Actual expenditure will also be recorded and reported by Bunzl USA.

Project Quality The quality/delivery of Ultimate/Kronos consultancy/training will be evaluated by Filtrona and Bunzl USA.

IN WITNESS of which this Agreement has been signed on the date which appears on page 1 above.

BUNZL plc)
acting by:)

)
)

FILTRONA plc)
acting by:)

)
)

TP051090061


2005 MAY 21 A


FILTRONA

Filtrona plc

12 May 2005

Mr M J Harper
2 Orchard View
Tithe Lane
Clifton
Banbury
OX15 0PU

PRIVATE
FOR THE ATTENTION OF THE ADDRESSEE ONLY

Dear Mark,

Further to our discussion I am pleased to confirm the following terms and conditions of your employment as Chief Executive, Filtrona plc.

The following terms and conditions of employment with Filtrona plc ("the Company") replaces all previous statements and agreements between yourself and Bunzl plc (and/or any subsidiary companies of Bunzl plc) and is the entire agreement in respect of your terms and conditions of employment with the Company.

These terms and conditions are conditional upon the proposed separation of the Filtrona business from the Bunzl group by way of demerger (the "Demerger") taking place and should be effective from the date of the Demerger.

Position

Chief Executive of the Company. You will perform and render such duties and services as are customarily performed and rendered by somebody holding such a position and that may be required from you consistent with the responsibilities and authority of your position. In addition, you shall serve on the Board of Directors of the Company (the "Board").

You undertake to the best of your ability, experience and talents, and to the reasonable satisfaction of the Board to comply with the advice,

directions, orders, policies, regulations and standards of the Company and the Board and shall not directly or indirectly carry on any other business activities without the prior written consent of the Board which may be withheld in the Board's sole discretion.

You may be required in the course of your employment to be engaged in work on behalf of the Company or any member of the Filtrona Group from time to time.

You will devote your entire work time, attention, knowledge, skills, energies and best efforts to the performance of your duties and services under the terms of your appointment and to the furtherance of the business and interests of the Company and the Filtrona Group.

However, for development purposes the Company does encourage senior executives to take up an appropriate non-executive position. Any such appointment must be approved by the Chairman of Filtrona plc.

You will report to the Board of the Company.

Hours of Work

You agree that the nature of your employment including your seniority and the scope of your responsibilities is such that your working time can be determined by you in a manner consistent with your employment. Accordingly, you have no normal working hours but are required to work during the Company's normal business hours and for such other hours as are necessary to discharge the duties and responsibilities of this position.

Salary

Your basic annual salary will be £375,000 per annum from the effective date of this letter as set out below. Salary is paid monthly on or around the 17th of each month by bank transfer and is subject to statutory deductions. Salary is deemed to accrue on a daily basis and is payable part in

arrears and part in advance.

Your next salary review will be 1 January 2006 and annually thereafter on 1 January. The Company shall not be obliged to increase the salary payable under this Agreement. Any revision shall not be less than the existing rate prevailing prior to such review.

You shall not be entitled to receive any other salary or fees as an ordinary or executive director or employee of the Company or any associated company and you shall, as the Company may direct, either waive your right to any such salary or fees, or account for the same to the Company.

Effective date

The date of the Demerger.

Location

This appointment will be based at the offices of the Company, currently in Avebury Boulevard, Milton Keynes. You will however be required to work in other locations, either on a temporary or on a permanent basis in accordance with the needs of the business. If however you are required to make a permanent move involving a relocation of your main home then the Company will offer you relocation assistance in accordance with the Company's relocation policy in force at the time.

You will be required to undertake substantial travelling and to attend at various locations on a world-wide basis in accordance with the requirements of your duties.

Continuous Employment

Your continuous period of employment commenced on 31 March 1986.

Bonus Scheme

You shall be eligible to participate in an executive bonus scheme to be determined, from time to time, by the Remuneration Committee. You acknowledge that you have no right to receive a bonus and that the Remuneration Committee is under no obligation to operate a bonus scheme

and you shall not acquire such a right merely by virtue of having received one or more bonus payments during the course of your employment.

In addition you will be eligible to participate in the Filtrona Deferred Annual Share Bonus Plan (subject to the rules of that plan). Essentially, it provides for the bonus you earn under the terms of the executive bonus scheme to be doubled, subject to the total value of bonus earned in any one year being no more than 100% of basic annual salary for the year.

The amount of bonus earned under the executive bonus scheme will be paid in cash in the normal way. The amount in excess of this, up to the 100% of basic annual salary limit, will be paid in the form of Filtrona shares to be held in the Filtrona Employee Benefit Trust and deferred until March 1 in the third year after the year in which the award is made.

Provided you remain in the employment of the Company for the full period of deferral the shares will automatically transfer to you on the expiry of the deferral period, subject to normal dealing rules constraints. There are certain limited provisions for the shares to transfer to you prior to the expiry of the deferral period, which are defined in the rules of the plan.

Long term incentives

You will be eligible to participate in the following share incentive schemes for the Company in accordance with the rules of the various schemes, which are in force from time to time.

- Filtrona Long Term Incentive Plan 2005. Options/performance shares are granted/ awarded at the absolute discretion of the Remuneration Committee of the Board.

- Filtrona Sharesave Plan.

The Company reserves the right to alter the rules, replace or withdraw such schemes at any time.

Pension

You will be eligible to participate in the new Filtrona Senior Pension Scheme which currently offers "mirror" benefits to the Bunzl Senior Pension Scheme of which you were a member prior to demerger. Membership will be governed by the trust deed and rules of the relevant scheme, as amended from time to time.

Your normal retirement date is 60 years of age.

You are also entitled to death in service life insurance cover in respect of yourself at four times your basic annual salary.

Details of whether the relevant pension scheme is contracted in or out of the State Second Pension and whether or not a contracting-out certificate is in force shall be provided to you.

Vehicle

You will be eligible for a car in accordance with the Company car policy. Such vehicle is fully expensed for both business and private use.

You are required to ensure that such vehicle is maintained in good roadworthy order and in a condition which reflects positively on the Company. Any accidents involving injury or damage to the vehicle, no matter how minor, must be reported to the Company at the earliest opportunity.

Whenever using a Company allocated vehicle you must be in possession of a valid driving licence.

Alternatively you may elect to take a cash option applicable to your position (currently £9,500 per annum) in which event the Company would expect you to maintain an appropriate vehicle to enable you to drive as and when necessary on Company business. You will be responsible for all road tax, maintenance, repair and other charges in

connection with such vehicle. It must be insured on a comprehensive basis, including business use on behalf of the Company.

The cash option will be paid monthly in equal instalments with your normal pay but will not be included as pay in any calculation regarding bonus or pension rights. Should you wish to accept the cash option you are required to commit to this for a period equivalent to the normal car lease i.e. four years. Business mileage will be reimbursed at the prevailing rate, currently 20p per mile.

Should you at any stage convert back to a Company allocated vehicle, you agree that any financial consequences of doing this will be for your own account and the Company will neither reimburse you for any additional costs you incur as a result of such a switch nor seek to recover from you any additional costs which the Company may incur as a result of the switch.

Holiday

You are entitled to 25 working days holiday per year.

In addition you will be entitled to public holidays in England with pay as they occur, currently totally 8 days in a calendar year.

The Company reserves the right to designate days of holiday over the Christmas period.

All holidays must be approved in advance by the Chairman of the Board. The holiday year runs from 1 January to 31 December and no holiday entitlement may be carried forward to subsequent years.

Holiday Pay

Upon termination of employment for whatever reason and where the entire notice period is worked, pay in lieu of holiday entitlement not taken at the date of termination will be paid at the rate of $1/12^{th}$ of the year's entitlement for each complete

calendar month of service rounded to the nearest whole day.

In the event that you are not required to work all or part of your notice period then holiday will be deemed to be taken during the period you are not required to work and therefore no payment will be made in respect of any outstanding holiday entitlement. If, at the date of termination of employment, holiday has been taken in excess of entitlement it is agreed that the Company may deduct an amount in respect of each excess day taken at the prevailing daily rate. Prevailing daily rate is calculated as 1/260th of your annual basic salary.

Expenses

You will be entitled to be reimbursed for all reasonable out of pocket expenses which you have properly incurred in accordance with generally applicable policies, regulations and standards of the Company and the Board in performing and rendering duties and services under the terms of your employment. Such reimbursement shall also be subject to compliance with procedures established by the Company for maintaining records and receipts reflecting the expenses incurred and reporting such information as the Board may request from time to time regarding such expenses.

Sickness

Should you be unable to attend for work due to sickness or injury you are entitled to receive sick pay in accordance with the rules of the Company scheme at your normal rate of pay up to an aggregate of 6 months in any consecutive 12 month period. This payment will discharge any entitlement you may have to Statutory Sick Pay. The Company may require you to provide medical certificates in accordance with the rules of the Sick Pay Scheme.

Medical

You are entitled to membership of the Corporate Health Plan (currently with Norwich Union) for

yourself, your spouse and your dependants under the age of 21. This will be fully expensed by the Company with the exception of any tax liability assessed. Membership is subject to the terms and conditions of the Plan from time to time in force and without prejudice to the Company's right to alter, replace or withdraw the benefit in its absolute discretion.

Grievance and Disciplinary Procedure

In the event you wish to raise any grievance relating to your employment you should apply in the first instance in writing to the Chairman of the Board. You will then be invited to a meeting to discuss the issue. If the matter is not then settled, you should write to the Board of Directors setting out full details of the matter. Following a further meeting, the Board will inform you of its decision.

You will be given written reasons for any proposed disciplinary action or dismissal. You will be invited to attend a meeting with the Chairman of the Board to consider such disciplinary decision or dismissal. The Chairman will notify you of his decision. If you are dissatisfied with the decision you may appeal to the Board of Directors within 14 days of the Chairman's decision.

Data Protection Act

The Company will maintain a personal file relating to your employment. The information held on you, either in hard copy or on computer files, will include sensitive personal data as defined in Part 1(ii) of the Data Protection Act 1998. You hereby give explicit consent (as defined in the Act) to the processing of personal and sensitive personal data for normal employment purposes.

You also consent to the transfer, storage and other processing (both electronically and manually) by the Company of any such data outside the European Economic Area (and in particular but without limitation to or in the United States and any other country in which the Company operates).

Health & Safety

You have particular responsibilities with regard to the management of health and safety of employees of the Company and others who are affected by acts of the Company. In discharging these responsibilities you are required to ensure the adoption of safe methods of working and may not interfere with or misuse anything provided in the interests of health, safety and welfare.

Business Standards

You are required to conduct yourself in a manner consistent with the Company's stated Business Standards, a copy of which is enclosed.

Security of Information

You are responsible for security of sensitive information in accordance with the provisions set out in Attachment A. Notwithstanding the foregoing, nothing in this contract of employment shall preclude you from making a protected disclosure in accordance with the provisions of the Public Disclosure Act 1998.

Inventions and Patents

You have responsibilities in respect of inventions and patents which are detailed in Attachment A.

Restrictions upon Termination

Upon termination of your employment with the Company (for whatever reason) you are subject to certain restrictions which are detailed in Attachment A.

Notice

(a) Subject to the provisions of Attachment B in the case of Change of Control and as stated below:

- You will be entitled to receive 12 months' notice in writing of termination of your employment and; or
- at the Company's sole discretion, without any due notice by paying to or for your benefit, a sum in lieu of the notice period or any unexpired part thereof.

12

(b) you are required to give 6 months' notice of termination in writing to the Company. If you serve

such notice, the Company shall be entitled, in its discretion, to pay to or for your benefit a sum in lieu of your working the notice period or any unexpired part thereof.

(c) In the event that you are permanently disabled, which shall be deemed to be the case if you are absent due to sickness or injury beyond the 6 month period specified under the section headed "Sickness" above, the Company shall be entitled to terminate your employment by giving notice to you as specified in (a) above, less a period or 6 months. In such circumstances the Company will recommend to the Trustees of the relevant pension scheme that you be considered for an ill-health pension under the rules of the scheme.

(d) The Company shall be entitled to terminate your employment immediately and without notice or payment if at any time during your employment you:

- become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with your creditors; or

- be convicted of any criminal offence (other than one which, in the opinion of the Board, does not affect your position as an employee of the Company, bearing in mind the nature of your duties and the capacity in which you are employed); or

- commit any act of dishonesty whether relating to the Company, other employees or otherwise; or

- be guilty of any gross misconduct or any conduct calculated or tending to bring the Company or yourself into disrepute or be guilty

of any material breach or material non-observance of any material provision of this Agreement; or

- cease to be capable of acting as a director pursuant to any statutes.

Any delay or forbearance by the Company in exercising any right of termination shall not constitute a waiver of it.

(e) If not terminated prior to your 60th birthday your employment will terminate without notice or payment on the last day of the month in which your 60th birthday falls.

(f) During the whole or any part of any notice period the Company will be under no obligation to assign to you any duties or functions or to provide any work for you ("garden leave") and may at any time suspend ("suspension") you from the performance of any duties or exclude you from the premises of the Company. During any such period of garden leave or suspension you will remain an employee of the Company and shall continue to be entitled to salary and benefits. You will also continue to be bound by the provisions of this Agreement and may not undertake other paid employment, including self-employment, or services as a director of, or under contract to, another company. You must continue at all times to conduct yourself with good faith towards the Company and not do anything which is harmful to the Company.

(g) Upon termination of employment for any reason you will immediately return to the Company all papers, documents, computer stored information held on hard disk or floppy disk, books, accounts, drawings, credit cards, Company car, keys and other property belonging to or relating to the Company or any company in the Filtrona Group which are then in your possession and upon the Company's request immediately in writing resign any directorship or other office which you may hold in the Company or any other company in the Filtrona Group without compensation for loss of such directorship, and transfer any nominee or other shares beneficially owned by the Company or any such company in the Filtrona Group to such person or company as the Company shall nominate. If you fail to resign any such position, the Company and all relevant companies in the Group are hereby irrevocably authorised to appoint someone in his name and on his behalf to sign any documents and do anything necessary to give effect to this resignation.

(h) You shall not, except with the consent of the Company, during your employment resign from your office as director of the Company or do anything which will cause you to become disqualified from continuing to act as a director.

(i) Notwithstanding the termination of your employment (whether terminated on notice, summarily in breach of contract or otherwise and whether terminated by you or by the Company for whatever reason) the provision of this clause and Attachment A shall continue in full force and effect in accordance with their respective terms.

Dealings in Shares	During the period of your employment you shall comply with all applicable laws, regulations and rules (whether statutory or otherwise) in force from time to time relating to dealings in shares, including without limitation, the "Model Code" forming part of the Listing Rules published by the UK Listing Authority from time to time. A copy of the current Model Code is available from the Company Secretary.
Enforcement of Agreement	The terms and conditions set out in this letter and its attachments form the agreement between yourself and the Company. No person who is not a party to this agreement ("Third Party") has or shall have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement and no consent of any Third Party shall be required under that Act to any cancellations or variations of this agreement.
Miscellaneous	There are no collective agreements which directly affect the terms and conditions set out in this Agreement.

I hope this covers all the salient points. If you have any queries then please do not hesitate to contact me for clarification. Alternatively, would you please sign and return the enclosed copy of this letter and the Attachments in confirmation of your acceptance of the revised terms and conditions as set out above.

Yours sincerely,

Jeff Harris
Chairman

I confirm my acceptance of the terms and conditions as set out above. I confirm they supersede all other agreements as stated in the second paragraph of this letter.

M J Harper　　　　Date 12/5/05

ATTACHMENT A

FILTRONA PLC

Preventing Disclosure of Sensitive Information

The relationship between Filtrona plc ("the Company") and its employees is founded on trust. In the course of employment by the Company, you may have access to Sensitive Information (as defined below) in order that you may carry out your duties. Disclosure of Sensitive Information to any customer or actual or potential competitor could place the Company at a serious competitive disadvantage and cause immeasurable financial and other damage to the business. It is therefore essential to ensure that Sensitive Information is identified and controls applied to prevent unauthorised disclosure. For the purposes of this Attachment A, references to the Company are deemed to include Filtrona plc and its subsidiaries and associated companies from time to time.

Sensitive Information means all and any information (whether or not recorded in documentary form or on computer disk or tape) relating to the business methods, corporate plans, management systems, finances, maturing new business opportunities or research and development projects of the Company or relating to the marketing or sales of any past, present or future product or service of the Company including, without limitation, sales information and plans, market share and pricing statistics, marketing plans, market research reports, sales techniques, price lists, discount structures, advertising and promotional material, the names, addresses, telephone numbers and contact names of customers and potential customers of and suppliers and potential suppliers to the Company, the nature of their business operations, their requirements for any product or service sold to or purchased by the Company and all confidential aspects of their business relationship with the Company and any trade secrets, secret formulae, processes, inventions, designs, know-how, discoveries, technical information relating to the creation, production or supply of any past, present or future product or service of the Company. It will include any other information to which the Company shall attach an equivalent level of confidentiality or in respect of which it shall owe an obligation of confidentiality to any third party which:

- you shall acquire at any time during your employment by the Company but which does not form part of your personal skill and experience; and
- is not readily ascertainable to persons not connected with the Company either at all or without significant expenditure of labour, skill or money.

In order to safeguard the Company's interests you must not:

- at any time whether during or after the termination of your employment with the Company (unless expressly so authorised by the Company or as a necessary part of the performance

of your duties with the Company) disclose to any person or other company or otherwise make use of any such Sensitive Information; or

- at any time may any copy, abstract, summary or précis of the whole or any part of any document or record, including computer program systems and software, except when required to do so in the course of your employment, in which event the copy, abstract, summary or précis shall be the property of the Company.

For the protection of such Sensitive Information you must:

a. ensure that any document originated or used by you and which contains Sensitive Information is classified and annotated as follows:

    - Confidential – information which is intended for a restricted audience either internally or externally. Such documents must be clearly marked with the appropriate circulation list or explicitly provide the recipient with authority to pass the information to another person/department where this is required for appropriate action to be taken;

    - Private – information which is intended for the addressee(s) only;

b. not disseminate information so classified outside the restricted circulation list without the prior consent of the author or someone more senior;

c. ensure that all information identified as Confidential or Private is securely stored or disposed or appropriately;

d. ensure that transmission of Sensitive Information over external networks, including the Internet, such as through Internet e-mail, is subject to appropriate protection; and

e. return to the Company immediately upon written request and in any event on termination of your employment all documents, records (including computer-held records), computer disks, other media and other papers and property belonging to the Company and which are in your possession or control, including documents and records you have made in the course of your employment.

Any breach of these restrictions will render you liable to disciplinary action and/or to civil proceedings to restrain you from disclosing the Sensitive Information to a third party, or from making personal use of it without authority from the Board of Directors of the Company, and for damages if loss to the Company results from any unauthorised disclosure or use.

This restriction applies only to Sensitive Information as described above and shall not prevent:

a. any disclosure or use authorised by the Company, required by law or made to enable you to properly perform your duties;

b. you from using your personal skills in any business in which you are lawfully engaged without using Sensitive Information;

c. the use of such Sensitive Information that is in or comes into the public domain in any way without breach of these restrictions by you.

Inventions and Patents

All discoveries, inventions, improvements, processes, designs or copyright works, which have been discovered, developed, part developed or made during the period of your employment with the Company either in the course of work undertaken on behalf of the Company or relating to products or services provided by the Company will be the sole property of the Company. You may not disclose any details of such discovery, invention, improvement, process, designs or copyright works to a third party without the prior written consent of the Board of Directors of the Company. Such inventions or developments cannot be promoted or sold, either complete or in part, without prior permission in writing, from the Board of Directors of the Company.

You will be required to enter into such documents as may be necessary or appropriate in order to vest title to such discovery, invention, improvement, process, designs or copyright works in the Company and in the meantime are required, notwithstanding termination of your employment, to do all that is necessary to obtain patent or other protection and to hold all rights in connection with the discovery, inventions, improvement, process, design or copyright works in trust for the Company.

Restrictions upon Termination

During the course of your employment you will have access to customers as well as confidential information. In order to protect the Company's business and its relationship with its customers you must not at any time during the twelve months immediately following the termination of your employment with the Company (for whatever reason) or, if earlier, the date on which you commence garden leave (as defined in your terms and conditions of employment) and whether on your own account or on behalf of any other person, firm or company:

- solicit, entice or endeavour to entice away from the Company any person employed by the Company either at managerial level or in a sales capacity who had been so employed at the date of termination of your employment and with whom you had contact during the period of one year prior to that date;

- solicit custom from or deal with any person, firm or company who or which was a customer of the Company at the date of termination of your employment or during the period of one

year prior to that date and with whom you had contact during that period in relation to any products or services of a type sold or manufactured by the Company in respect of the provision or sale of which you were concerned to a material extent during your employment with the Company;

- in competition with the Company engage in or undertake work of a similar nature to that engaged in or undertaken by the Company in relation to the manufacture or sale of products or the provision of services being products or services with which you were concerned to a material extent and within the geographical area or areas in which you were employed or for which you had a responsibility at the date of termination of your employment or during the period of one year prior thereto.

In the event of any infringement of these provisions the Company will take such steps as appropriate to protect its position which may include injunction proceedings and/or a claim for damages.

Jeff Harris
Chairman

I confirm that I will abide by the requirements and restrictions set out above.

M J Harper

12/5/05
Date

ATTACHMENT B

FILTRONA PLC

Change of Control

(A) Notwithstanding the provisions headed "Notice" you shall be entitled to terminate your employment forthwith by notice in writing to the Company where:

(a) such notice is given by you within 6 months of a Change of Control and prior to such notice there is without your consent a Diminution Event; or

(b) the Company has given you notice following a Change of Control in accordance with paragraph (a) of the section headed "Notice" and for a period or periods in aggregate totalling 6 months has exercised its right to require you to remain on garden leave;

in which event you shall, subject to the remaining provisions of this Attachment, be entitled to receive the Agreed Payment.

(B) For the purposes of this Attachment B

"**Change of Control**" shall mean any of the following:

(a) Filtrona plc becoming a subsidiary within the meaning of Section 736 of the Companies Act 1985 of any other company (other than solely as a result of a group reconstruction not resulting in a material change in the identity of the ultimate shareholders of Filtrona plc);

(b) one person (or several persons acting in concert) becoming entitled to exercise more than 50% of the votes capable of being exercised at a general meeting of the members of Filtrona plc or acquiring the right to appoint or remove a majority of the directors of Filtrona plc; or

(c) Filtrona plc disposing of all or substantially all of the business, assets and undertaking of Filtrona plc (other than to a company within the Filtrona Group).

For the purpose of this paragraph (B) persons will be "acting in concert" where they are actively co-operating with each other pursuant to an agreement or "understanding, whether formal or informal.

"**Diminution Event**" shall mean any of the following:

(a) a material diminution in your duties or responsibilities or reporting lines; or

(b) any decrease in your salary or benefits (other than by reason of an existing link to the performance of the Company); or

(c) you being offered a position with a successor employer to the Company which is not comparable with your existing role; or

(d) you being required to relocate either your office location or your home residence over a distance of more than 50 miles.

(C) For the purpose of this Attachment B the Agreed Payment shall be the aggregate of (i), (ii), (iii) and (iv) or, if less, the aggregate of (v) and (vi) following:

(i) a sum equal to the aggregate of your basic annual salary payable at the date of termination of this agreement;

(ii) a sum equal to the average of the bonus paid to you for the three financial years immediately preceding the date of termination of this agreement ("the Average Bonus");

(iii) a sum equal to the annual taxable benefit value of the Company provided car and associated fuel and other taxable benefits provided to you, or the annual value of any allowances paid to you in lieu thereof, in either case as applicable at the date of termination of this agreement (together "the Annual Car Benefit");

(iv) a sum equal to your basic annual salary multiplied by the long term normal contribution rate paid by the Company as last determined by the actuary of the pension scheme in which you participate prior to the date of termination of this agreement (disregarding the then current state of funding) required to support future service benefits provided under the pension scheme ("the Annual Pension Contribution");

(v) a sum equal to the aggregate of your basic salary which would have been paid had this agreement continued from the date of termination of this agreement until the date of your sixtieth birthday;

(vi) a sum equal to the aggregate of the Average Bonus (as defined in paragraph (C)(ii) above), the Annual Car Benefit (as defined in paragraph (C)(iii) above) and the Annual Pension Contribution (as defined in paragraph (C)(iv) above) pro rated according to the number of days from the date of termination of this agreement to the date of your sixtieth birthday.

Provided that where notice has already been given by the Company the Agreed Payment shall, other than in respect of the Average Bonus, be calculated only in respect of the remainder of the notice period and pro-rated downwards accordingly and, provided further that if you have received a bonus payment during the period that you have been on notice from the Company, the Agreed Payment shall not include any payment in respect of the Average Bonus.

(D) Notwithstanding the provisions of paragraph (A) above and in the circumstances therein described, the Company shall continue to provide death in service benefits and private medical insurance, each as provided to or for your benefit at the date of termination of this agreement, for a period commencing on the earlier of the Company's notice or the date of termination of twelve (12) months or, if shorter, for the period from the date of termination of this agreement to the date of your sixtieth birthday.

(E) If before you purport to exercise you right pursuant to paragraph (A) above you have already given notice to the Company of your intended termination of employment, you shall not be entitled to terminate this agreement and resign your employment hereunder in accordance with paragraph (A).

(F) The Agreed Payment shall be payable within 28 days of the later of the termination of your employment or your compliance with a request under paragraph G below. The Company will deduct from the gross amount of the Agreed Payment such amount of tax as is properly deductible by the Company under prevailing law.

(G) Payment to you of the amount referred to in this Attachment B and the provision of benefits pursuant to paragraph (D) above shall be in full and final settlement of any claim (other than in respect of amounts accrued due and unpaid at the date of termination) relating to your employment or its termination and as consideration for your agreement that you will continue to be bound by the provisions of this agreement (including without limitation Attachment A) which are expressed to continue after the termination of your employment. You shall, if requested to do so by the Company within one month of the termination of your employment, and as a precondition to payment to you of the Agreed Payment, sign any documents necessary to give effect to this paragraph (G).

Jeff Harris
Chairman

I confirm my acceptance of the terms and conditions as set out above.

M J Harper   Date


FILTRONA

Filtrona plc

12 May 2005

Mr Steve Dryden
1 Claydon Grove
Halton Park
WARWICK
CV35 7UF

PRIVATE
FOR THE ATTENTION OF THE ADDRESSEE ONLY

Dear Steve,

Further to our discussion I am pleased to confirm the following terms and conditions of your employment as Finance Director, Filtrona plc.

The following terms and conditions of employment with Filtrona plc ("the Company") replaces all previous statements and agreements between yourself and Bunzl plc (and/or any subsidiary companies of Bunzl plc) and is the entire agreement in respect of your terms and conditions of employment with the Company.

These terms and conditions are conditional upon the proposed separation of the Filtrona business from the Bunzl group by way of demerger (the "Demerger") taking place and should be effective from the date of the Demerger.

Position

Finance Director of the Company. You will perform and render such duties and services as are customarily performed and rendered by somebody holding such a position and that may be required from you consistent with the responsibilities and authority of your position. In addition, you shall serve on the Board of Directors of the Company (the "Board").

You undertake to the best of your ability, experience and talents, and to the reasonable satisfaction of the Board to comply with the advice, directions, orders, policies, regulations and

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

standards of the Company and the Board and shall not directly or indirectly carry on any other business activities without the prior written consent of the Board which may be withheld in the Board's sole discretion.

You may be required in the course of your employment to be engaged in work on behalf of the Company or any member of the Filtrona Group from time to time.

You will devote your entire work time, attention, knowledge, skills, energies and best efforts to the performance of your duties and services under the terms of your appointment and to the furtherance of the business and interests of the Company and the Filtrona Group.

However, for development purposes the Company does encourage senior executives to take up an appropriate non-executive position. Any such appointment must be approved by the Chairman of Filtrona plc.

You will report to the Chief Executive of the Company.

Hours of Work

You agree that the nature of your employment including your seniority and the scope of your responsibilities is such that your working time can be determined by you in a manner consistent with your employment. Accordingly, you have no normal working hours but are required to work during the Company's normal business hours and for such other hours as are necessary to discharge the duties and responsibilities of this position.

Salary

Your basic annual salary will be £230,000 per annum from the effective date of this letter as set out below. Salary is paid monthly on or around the 17th of each month by bank transfer and is subject to statutory deductions. Salary is deemed to accrue on a daily basis and is payable part in

arrears and part in advance.

Your next salary review will be 1 January 2006 and annually thereafter on 1 January. The Company shall not be obliged to increase the salary payable under this Agreement. Any revision shall not be less than the existing rate prevailing prior to such review.

You shall not be entitled to receive any other salary or fees as an ordinary or executive director or employee of the Company or any associated company and you shall, as the Company may direct, either waive your right to any such salary or fees, or account for the same to the Company.

Effective date

The date of the Demerger.

Location

This appointment will be based at the offices of the Company, currently in Avebury Boulevard, Milton Keynes. You will however be required to work in other locations, either on a temporary or on a permanent basis in accordance with the needs of the business. If however you are required to make a permanent move involving a relocation of your main home then the Company will offer you relocation assistance in accordance with the Company's relocation policy in force at the time.

You will be required to undertake substantial travelling and to attend at various locations on a world-wide basis in accordance with the requirements of your duties.

Continuous Employment

Your continuous period of employment commenced on 3 April 1996.

Bonus Scheme

You shall be eligible to participate in an executive bonus scheme to be determined, from time to time, by the Remuneration Committee. You acknowledge that you have no right to receive a bonus and that the Remuneration Committee is under no obligation to operate a bonus scheme

and you shall not acquire such a right merely by virtue of having received one or more bonus payments during the course of your employment.

In addition you will be eligible to participate in the Filtrona Deferred Annual Share Bonus Plan (subject to the rules of that plan). Essentially, it provides for the bonus you earn under the terms of the executive bonus scheme to be doubled, subject to the total value of bonus earned in any one year being no more than 100% of basic annual salary for the year.

The amount of bonus earned under the executive bonus scheme will be paid in cash in the normal way. The amount in excess of this, up to the 100% of basic annual salary limit, will be paid in the form of Filtrona shares to be held in the Filtrona Employee Benefit Trust and deferred until March 1 in the third year after the year in which the award is made.

Provided you remain in the employment of the Company for the full period of deferral the shares will automatically transfer to you on the expiry of the deferral period, subject to normal dealing rules constraints. There are certain limited provisions for the shares to transfer to you prior to the expiry of the deferral period, which are defined in the rules of the plan.

Long term incentives

You will be eligible to participate in the following share incentive schemes for the Company in accordance with the rules of the various schemes, which are in force from time to time.

- Filtrona Long Term Incentive Plan 2005. Options/performance shares are granted/ awarded at the absolute discretion of the Remuneration Committee of the Board.

- Filtrona Sharesave Plan.

The Company reserves the right to alter the rules, replace or withdraw such schemes at any time.

Pension

You will be eligible to participate in the Filtrona Pension Plan which currently offers "mirror" benefits to the Bunzl Pension Plan to that in which you were a member prior to the demerger. Membership will be governed by the trust deed and rules of the relevant scheme, as amended from time to time.

Your normal retirement date is 65 years of age.

You are also entitled to death in service life insurance cover in respect of yourself at four times your basic annual salary.

Details of whether the relevant pension scheme is contracted in or out of the State Second Pension and whether or not a contracting-out certificate is in force shall be provided to you.

Pension Allowance

As your current salary exceeds the company pensionable salary limit ("the Cap"), you are eligible to receive a salary supplement ("the Supplement") equal to 20% of the difference between the Cap and your actual basic annual salary, in each case as amended from time to time. The Supplement is payable in 12 equal instalments with your normal monthly salary and is subject to normal statutory deductions. The Supplement does not count for the purposes of bonus calculations and is not in itself pensionable. Adjustments to the Supplement whether as a result of a change in the Cap or in your base salary will be automatically implemented by payroll.

Vehicle

You will be eligible for a car in accordance with the Company car policy. Such vehicle is fully expensed for both business and private use.

You are required to ensure that such vehicle is maintained in good roadworthy order and in a

condition which reflects positively on the Company. Any accidents involving injury or damage to the vehicle, no matter how minor, must be reported to the Company at the earliest opportunity.

Whenever using a Company allocated vehicle you must be in possession of a valid driving licence.

Alternatively you may elect to take a cash option applicable to your position (currently £9,500 per annum) in which event the Company would expect you to maintain an appropriate vehicle to enable you to drive as and when necessary on Company business. You will be responsible for all road tax, maintenance, repair and other charges in connection with such vehicle. It must be insured on a comprehensive basis, including business use on behalf of the Company.

The cash option will be paid monthly in equal instalments with your normal pay but will not be included as pay in any calculation regarding bonus or pension rights. Should you wish to accept the cash option you are required to commit to this for a period equivalent to the normal car lease i.e. four years. Business mileage will be reimbursed at the prevailing rate, currently 20p per mile.

Should you at any stage convert back to a Company allocated vehicle, you agree that any financial consequences of doing this will be for your own account and the Company will neither reimburse you for any additional costs you incur as a result of such a switch nor seek to recover from you any additional costs which the Company may incur as a result of the switch.

Holiday

You are entitled to 25 working days holiday per year.

In addition you will be entitled to public holidays in England with pay as they occur, currently totally 8

days in a calendar year.

The Company reserves the right to designate days of holiday over the Christmas period.

All holidays must be approved in advance by the [Board] Chief Executive The holiday year runs from 1 January to 31 December and no holiday entitlement may be carried forward to subsequent years.

Holiday Pay

Upon termination of employment for whatever reason and where the entire notice period is worked, pay in lieu of holiday entitlement not taken at the date of termination will be paid at the rate of 1/12th of the year's entitlement for each complete calendar month of service rounded to the nearest whole day.

In the event that you are not required to work all or part of your notice period then holiday will be deemed to be taken during the period you are not required to work and therefore no payment will be made in respect of any outstanding holiday entitlement. If, at the date of termination of employment, holiday has been taken in excess of entitlement it is agreed that the Company may deduct an amount in respect of each excess day taken at the prevailing daily rate. Prevailing daily rate is calculated as 1/260th of your annual basic salary.

Expenses

You will be entitled to be reimbursed for all reasonable out of pocket expenses which you have properly incurred in accordance with generally applicable policies, regulations and standards of the Company and the Board in performing and rendering duties and services under the terms of your employment. Such reimbursement shall also be subject to compliance with procedures established by the Company for maintaining records and receipts reflecting the expenses incurred and reporting such information as the Board may request from time to time regarding

such expenses.

Sickness

Should you be unable to attend for work due to sickness or injury you are entitled to receive sick pay in accordance with the rules of the Company scheme at your normal rate of pay up to an aggregate of 6 months in any consecutive 12 month period. This payment will discharge any entitlement you may have to Statutory Sick Pay. The Company may require you to provide medical certificates in accordance with the rules of the Sick Pay Scheme..

Medical

You are entitled to membership of the Corporate Health Plan (currently with Norwich Union) for yourself, your spouse and your dependants under the age of 21. This will be fully expensed by the Company with the exception of any tax liability assessed. Membership is subject to the terms and conditions of the Plan from time to time in force and without prejudice to the Company's right to alter, replace or withdraw the benefit in its absolute discretion.

Grievance and Disciplinary Procedure

In the event you wish to save any grievance relating to your employment you should apply in the first instance in writing to the Director of Group HR of the Company. You will then be invited to a meeting to discuss the issue. If the matter is not then settled, you should write to the Chief Executive of the Company setting out full details of the matter. Following a further meeting, the Chief Executive will inform you of his decision.

You will be given written reasons for any proposed disciplinary action or dismissal. You will be invited to attend a meeting with the Director of Group HR of the Company to consider such disciplinary decision or dismissal. The Director of Group HR will notify you of his/her decision. If you are dissatisfied with the decision you may appeal to the Chief Executive within 14 days of the Director of

Group HR's decision.

Data Protection Act

The Company will maintain a personal file relating to your employment. The information held on you, either in hard copy or on computer files, will include sensitive personal data as defined in Part 1(ii) of the Data Protection Act 1998. You hereby give explicit consent (as defined in the Act) to the processing of personal and sensitive personal data for normal employment purposes.

You also consent to the transfer, storage and other processing (both electronically and manually) by the Company of any such data outside the European Economic Area (and in particular but without limitation to or in the United States and any other country in which the Company operates).

Health & Safety

You have particular responsibilities with regard to the management of health and safety of employees of the Company and others who are affected by acts of the Company. In discharging these responsibilities you are required to ensure the adoption of safe methods of working and may not interfere with or misuse anything provided in the interests of health, safety and welfare.

Business Standards

You are required to conduct yourself in a manner consistent with the Company's stated Business Standards, a copy of which is enclosed.

Security of Information

You are responsible for security of sensitive information in accordance with the provisions set out in Attachment A. Notwithstanding the foregoing, nothing in this contract of employment shall preclude you from making a protected disclosure in accordance with the provisions of the Public Disclosure Act 1998.

Inventions and Patents

You have responsibilities in respect of inventions and patents which are detailed in Attachment A.

Restrictions upon Termination

Upon termination of your employment with the Company (for whatever reason) you are subject to certain restrictions which are detailed in Attachment A.

Notice

(a) and as stated below:

- You will be entitled to receive 12 months' notice in writing of termination of your employment and; or

- at the Company's sole discretion, without any due notice by paying to or for your benefit, a sum in lieu of the notice period or any unexpired part thereof.

(b) you are required to give ~~6~~ 12 months' notice of termination in writing to the Company. If you serve such notice, the Company shall be entitled, in its discretion, to pay to or for your benefit a sum in lieu of your working the notice period or any unexpired part thereof.

(c) In the event that you are permanently disabled, which shall be deemed to be the case if you are absent due to sickness or injury beyond the 6 month period specified under the section headed "Sickness" above, the Company shall be entitled to terminate your employment by giving notice to you as specified in (a) above, less a period or 6 months. In such circumstances the Company will recommend to the Trustees of the relevant pension scheme that you be considered for an ill-health pension under the rules of the scheme.

(d) The Company shall be entitled to terminate your employment immediately and without notice or payment if at any time during your employment you:

- become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim

order under the Insolvency Act 1986 or make any arrangements or composition with your creditors; or

- be convicted of any criminal offence (other than one which, in the opinion of the Board, does not affect your position as an employee of the Company, bearing in mind the nature of your duties and the capacity in which you are employed); or

- commit any act of dishonesty whether relating to the Company, other employees or otherwise; or

- be guilty of any gross misconduct or any conduct calculated or tending to bring the Company or yourself into disrepute or be guilty of any material breach or material non-observance of any material provision of this Agreement; or

- cease to be capable of acting as a director pursuant to any statutes.

Any delay or forbearance by the Company in exercising any right of termination shall not constitute a waiver of it.

(e) If not terminated prior to your 65th birthday your employment will terminate without notice or payment on the last day of the month in which your 65th birthday falls.

(f) During the whole or any part of any notice period the Company will be under no obligation to assign to you any duties or functions or to provide any work for you ("garden leave") and may at any time suspend ("suspension") you from the performance of any duties or exclude you from the premises of the Company. During any such period of garden leave or suspension you will remain an employee of the Company and shall continue to be

entitled to salary and benefits. You will also continue to be bound by the provisions of this Agreement and may not undertake other paid employment, including self-employment, or services as a director of, or under contract to, another company. You must continue at all times to conduct yourself with good faith towards the Company and not do anything which is harmful to the Company.

(g) Upon termination of employment for any reason you will immediately return to the Company all papers, documents, computer stored information held on hard disk or floppy disk, books, accounts, drawings, credit cards, Company car, keys and other property belonging to or relating to the Company or any company in the Filtrona Group which are then in your possession and upon the Company's request immediately in writing resign any directorship or other office which you may hold in the Company or any other company in the Filtrona Group without compensation for loss of such directorship, and transfer any nominee or other shares beneficially owned by the Company or any such company in the Filtrona Group to such person or company as the Company shall nominate. If you fail to resign any such position, the Company and all relevant companies in the Group are hereby irrevocably authorised to appoint someone in his name and on his behalf to sign any documents and do anything necessary to give effect to this resignation.

(h) You shall not, except with the consent of the Company, during your employment resign from your office as director of the Company or do anything which will cause you to become disqualified from continuing to act as a director.

(i) Notwithstanding the termination of your employment (whether terminated on notice, summarily in breach of contract or otherwise and whether terminated by you or by the Company for

whatever reason) the provision of this clause and Attachment A shall continue in full force and effect in accordance with their respective terms.

Dealings in Shares

During the period of your employment you shall comply with all applicable laws, regulations and rules (whether statutory or otherwise) in force from time to time relating to dealings in shares, including without limitation, the "Model Code" forming part of the Listing Rules published by the UK Listing Authority from time to time. A copy of the current Model Code is available from the Company Secretary.

Enforcement of Agreement

The terms and conditions set out in this letter and its attachments form the agreement between yourself and the Company. No person who is not a party to this agreement ("Third Party") has or shall have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement and no consent of any Third Party shall be required under that Act to any cancellations or variations of this agreement.

Miscellaneous

There are no collective agreements which directly affect the terms and conditions set out in this Agreement.

I hope this covers all the salient points. If you have any queries then please do not hesitate to contact me for clarification. Alternatively, would you please sign and return the enclosed copy of this letter and the Attachments in confirmation of your acceptance of the revised terms and conditions as set out above.

Yours sincerely,

Jeff Harris
Chairman

I confirm my acceptance of the terms and conditions as set out above. I confirm they supersede all other agreements as stated in the second paragraph of this letter.

S W Dryden

12/5/05

Date

ATTACHMENT A

FILTRONA PLC

Preventing Disclosure of Sensitive Information

The relationship between Filtrona plc ("the Company") and its employees is founded on trust. In the course of employment by the Company, you may have access to Sensitive Information (as defined below) in order that you may carry out your duties. Disclosure of Sensitive Information to any customer or actual or potential competitor could place the Company at a serious competitive disadvantage and cause immeasurable financial and other damage to the business. It is therefore essential to ensure that Sensitive Information is identified and controls applied to prevent unauthorised disclosure. For the purposes of this Attachment A, references to the Company are deemed to include Filtrona plc and its subsidiaries and associated companies from time to time.

Sensitive Information means all and any information (whether or not recorded in documentary form or on computer disk or tape) relating to the business methods, corporate plans, management systems, finances, maturing new business opportunities or research and development projects of the Company or relating to the marketing or sales of any past, present or future product or service of the Company including, without limitation, sales information and plans, market share and pricing statistics, marketing plans, market research reports, sales techniques, price lists, discount structures, advertising and promotional material, the names, addresses, telephone numbers and contact names of customers and potential customers of and suppliers and potential suppliers to the Company, the nature of their business operations, their requirements for any product or service sold to or purchased by the Company and all confidential aspects of their business relationship with the Company and any trade secrets, secret formulae, processes, inventions, designs, know-how, discoveries, technical information relating to the creation, production or supply of any past, present or future product or service of the Company. It will include any other information to which the Company shall attach an equivalent level of confidentiality or in respect of which it shall owe an obligation of confidentiality to any third party which:

- you shall acquire at any time during your employment by the Company but which does not form part of your personal skill and experience; and
- is not readily ascertainable to persons not connected with the Company either at all or without significant expenditure of labour, skill or money.

In order to safeguard the Company's interests you must not:

- at any time whether during or after the termination of your employment with the Company (unless expressly so authorised by the Company or as a necessary part of the performance

of your duties with the Company) disclose to any person or other company or otherwise make use of any such Sensitive Information; or

- at any time may any copy, abstract, summary or précis of the whole or any part of any document or record, including computer program systems and software, except when required to do so in the course of your employment, in which event the copy, abstract, summary or précis shall be the property of the Company.

For the protection of such Sensitive Information you must:

a. ensure that any document originated or used by you and which contains Sensitive Information is classified and annotated as follows:

  - Confidential – information which is intended for a restricted audience either internally or externally. Such documents must be clearly marked with the appropriate circulation list or explicitly provide the recipient with authority to pass the information to another person/department where this is required for appropriate action to be taken;

  - Private – information which is intended for the addressee(s) only;

b. not disseminate information so classified outside the restricted circulation list without the prior consent of the author or someone more senior;

c. ensure that all information identified as Confidential or Private is securely stored or disposed or appropriately;

d. ensure that transmission of Sensitive Information over external networks, including the Internet, such as through Internet e-mail, is subject to appropriate protection; and

e. return to the Company immediately upon written request and in any event on termination of your employment all documents, records (including computer-held records), computer disks, other media and other papers and property belonging to the Company and which are in your possession or control, including documents and records you have made in the course of your employment.

Any breach of these restrictions will render you liable to disciplinary action and/or to civil proceedings to restrain you from disclosing the Sensitive Information to a third party, or from making personal use of it without authority from the Board of Directors of the Company, and for damages if loss to the Company results from any unauthorised disclosure or use.

This restriction applies only to Sensitive Information as described above and shall not prevent:

a. any disclosure or use authorised by the Company, required by law or made to enable you to properly perform your duties;

b. you from using your personal skills in any business in which you are lawfully engaged without using Sensitive Information;

c. the use of such Sensitive Information that is in or comes into the public domain in any way without breach of these restrictions by you.

Inventions and Patents

All discoveries, inventions, improvements, processes, designs or copyright works, which have been discovered, developed, part developed or made during the period of your employment with the Company either in the course of work undertaken on behalf of the Company or relating to products or services provided by the Company will be the sole property of the Company. You may not disclose any details of such discovery, invention, improvement, process, designs or copyright works to a third party without the prior written consent of the Chief Executive of the Company. Such inventions or developments cannot be promoted or sold, either complete or in part, without prior permission in writing, from the Chief Executive of the Company.

You will be required to enter into such documents as may be necessary or appropriate in order to vest title to such discovery, invention, improvement, process, designs or copyright works in the Company and in the meantime are required, notwithstanding termination of your employment, to do all that is necessary to obtain patent or other protection and to hold all rights in connection with the discovery, inventions, improvement, process, design or copyright works in trust for the Company.

Restrictions upon Termination

During the course of your employment you will have access to customers as well as confidential information. In order to protect the Company's business and its relationship with its customers you must not at any time during the twelve months immediately following the termination of your employment with the Company (for whatever reason) or, if earlier, the date on which you commence garden leave (as defined in your terms and conditions of employment) and whether on your own account or on behalf of any other person, firm or company:

- solicit, entice or endeavour to entice away from the Company any person employed by the Company either at managerial level or in a sales capacity who had been so employed at the date of termination of your employment and with whom you had contact during the period of one year prior to that date;

- solicit custom from or deal with any person, firm or company who or which was a customer of the Company at the date of termination of your employment or during the period of one

year prior to that date and with whom you had contact during that period in relation to any products or services of a type sold or manufactured by the Company in respect of the provision or sale of which you were concerned to a material extent during your employment with the Company;

- in competition with the Company engage in or undertake work of a similar nature to that engaged in or undertaken by the Company in relation to the manufacture or sale of products or the provision of services being products or services with which you were concerned to a material extent and within the geographical area or areas in which you were employed or for which you had a responsibility at the date of termination of your employment or during the period of one year prior thereto.

In the event of any infringement of these provisions the Company will take such steps as appropriate to protect its position which may include injunction proceedings and/or a claim for damages.

Jeff Harris
Chairman

I confirm that I will abide by the requirements and restrictions set out above.

S W Dryden

12/5/05

Date


FILTRONA

Filtrona plc

12 May 2005

Mr Paul Heiden
Baytree House
20 Valley Road
West Bridgeford
NOTTINGHAM
NG2 6HG

Dear Paul

Appointment

I am delighted that you have agreed to serve as a non-executive director of Filtrona plc (the "Company") and I am writing to set out the terms of your appointment. This letter constitutes a contract for services and does not create an employment relationship. If you consent to be bound by the terms set out in this letter, please sign and return the copy letter enclosed.

Your appointment will commence on 12 May 2005 for an initial three year period unless terminated earlier by either party giving to the other not less than three month's written notice. You may be invited by the Board to serve an additional term of three years at the end of this appointment. Your continued appointment will be subject to all the requirements of the Company's Articles of Association relating to the retirement of directors by rotation. In addition your appointment will terminate automatically if you cease to be a director by virtue of the Companies Act 1985 (or any other legislation) or if you resign. In the event that you are not re-elected at any Annual General Meeting, your appointment shall terminate immediately. Termination of your appointment in these circumstances will not entitle you to compensation in respect of any loss (including but not limited to loss of future fees).

Time commitment

You will be expected to devote such time as is necessary for the proper performance of your duties as a non-executive director. As a guide, an average time commitment of 15 days per annum is anticipated. The Company usually holds approximately 8 Board meetings a year. You may be expected to attend additional meetings if circumstances require. Board meetings are usually held in Milton Keynes, but the Company will endeavour to hold at least one meeting a year at one of its overseas operations. You will also be required to attend the Annual General

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard,

Meeting and to meet occasionally with major shareholders/management/staff/professional advisers/customers. You confirm that you are currently able to allocate sufficient time to meet these requirements and that you will inform the Board of any subsequent changes to your circumstances which may affect the time you can commit to your duties under this agreement.

Role and induction

A non-executive director has the same legal responsibilities as any other director and the Board together has collective responsibility for the success of the Company. Various legal and regulatory provisions will need to be observed when carrying out your duties, the most important of these include, the Company's Articles of Association, the Companies Act 1985 (as amended), the Listing Rules (including the Model Code on Corporate Governance) and The City Code on Take-Overs and Mergers and the Company's Business Standards. You should note that the Company has adopted the terms of the Model Code, the effect of this being that you should obtain prior consent before dealing in the Company's securities as there will be certain periods when neither you nor your connected persons will be able to deal.

Fees

Your fees as a non-executive director of the Company will be £32,000 gross per annum which shall be paid monthly in arrears and will normally be reviewed annually. You will also be entitled to the reimbursement of all receipted business expenses necessarily incurred in the proper performance of the duties of your office.

Confidentiality

By virtue of your appointment, all the information that you receive from the Company or any other member of the Group and shall have access to regarding the Company's and Group's businesses and affairs should be regarded as confidential. It should not be disclosed, either during your appointment or at any time thereafter to any third party without the prior written approval of the then Chairman of the Company. This requirement shall not apply to information which is legitimately in the public domain or is properly required to be disclosed by any legal or regulatory authority. You should not use confidential information for any purposes other than those of the Company. All Company property should be returned at the end of your appointment and you should ensure that you have not kept copies of Company information in any form whatsoever.

Your attention is drawn to legal and regulatory requirements regarding price sensitive information which you should observe at all times. Therefore, you should refrain from making any public statement regarding the Company without the prior written approval of the Chairman.

Outside interests.

It is acknowledged that you have confirmed all current outside interests or connections and that these do not conflict with this appointment. You undertake to advise the Company promptly of any change in such circumstances.

During your appointment you should not become involved (whether directly or indirectly) in any enterprise which might reasonably be considered to compete or have a significant relationship with the Company or any member of its Group without the prior written approval of the Board.

Independent professional advice

In the course of your duties as a director it may be appropriate for you to take independent advice and in such circumstances the Company will reimburse all professional fees properly incurred. A copy of the Company's procedure under which directors may seek such independent advice is attached.

Insurance

Directors' and officers' liability insurance is provided by the Company, subject to the terms of the policy from time to time in force (which may be subject to change). A copy of the current policy is available on request.

Definitions

In this letter, the "Group" means the Company and any other company which is for the time being its subsidiary, subsidiary undertaking or holding company, or a subsidiary or subsidiary undertaking of such holding company. In this definition "subsidiary" and "holding company" have the meanings as in section 736 of the Companies Act 1985 (as amended) and "subsidiary undertaking" has the meaning as in section 258 of that Act and where the context so permits, any one of those companies.

Yours sincerely,

STEVE DRYDEN
FINANCE DIRECTOR
For and on behalf of Filtrona plc

I hereby accept the terms set out in this letter governing my appointment as a non-executive director of Filtrona plc.

Signed...[signature]............ Date......12-5-05....
Paul Heiden


FILTRONA

STANDARDS OF BUSINESS CONDUCT (CODE OF ETHICS)

Group Standards of Business Conduct Policy (Code of Ethics)

We are committed to ensuring that our business is conducted in all respects according to rigorous ethical, professional and legal standards. Adherence to applicable local laws and regulations, and the application of common sense, logic and the basic standards of behaviour expected in the society we participate in, should guide each employee in determining the correct course of action that supports these standards in their daily working lives.

The standards of business conduct for the Filtrona Group, set out below, provide employees with guidance on their personal conduct. While it is impractical to try to cover every potential circumstance, the following descriptions of the standards are intended to assist employees. A guiding principle should be that neither the Group's overall integrity nor its local reputation would be damaged if full details of the business practice or transaction were publicly disclosed.

Standards

Conflicts of interest
All employees should avoid situations where personal interests could conflict, or appear to conflict, with the interests of Filtrona companies. Our reputation depends not only on our high quality services and products but also on the manner in which we conduct our relationship with suppliers, government officials, organisations and others outside Filtrona. Each employee must ensure that his/her conduct does not provide, or give the appearance of providing, him/her with personal gain at the expense of the Company or external business contact.

Making or receiving of illegal payments or inducements, such as bribes, are contrary to the policy of the Group and the funds and resources of the Group shall not be used directly or indirectly for any such purpose.

Compliance with laws, rules and regulations
Filtrona companies and their employees must observe the laws, rules and regulations of each country in which they operate. If there is any doubt guidance should be sought from the line manager who will decide whether to obtain specific legal advice.

Employees who are involved in the preparation of any information that will be included in any public communication to shareholders or investors or in any document or report that will be filed with the London Stock Exchange or the UK Listing Authority must ensure that such information is full, fair, timely and understandable

Dealing in Filtrona shares
Employees must not disclose unpublished "price sensitive" information to any person, whether or not an employee. All non-public information should be considered inside information and should never be used for personal gain and in many countries such action is unlawful.

Filtrona has a Code of Dealing, known as the Model Code, which details when affected employees and associated persons may deal in the shares or securities of the Company. The Filtrona Code of Dealing in relation to the purchase, sale or other dealing in the shares of Filtrona plc should be observed at all times. Copies are available from the Company Secretary. Most notably, affected employees and associated persons should always obtain prior consent from the Company secretary before dealing in the Company's securities.

Protection of confidential information
No employee shall without proper authority access, modify, disclose or make use of any trade secrets, confidential commercial Group or personal information for any purpose other than legitimately carrying out his or her duties. The obligation of confidentiality extends after employees cease working for the Group and covers disclosure to others.

Protection and proper use of company assets
Our assets provide us with the foundation to provide our services and products worldwide. Each employee is responsible for the protection and wise stewardship of our assets. This includes being responsible for the establishment of, and adherence to, procedures that ensure our assets are not put in jeopardy or used wastefully. Whether it is responsibility for, for example, efficient plant and office maintenance, energy conservation, security, protection of information or effective control procedures (including personal expenses), every employee must seek to use all our resources with efficiency, honesty and the highest standards of care.

All employees are prohibited from taking for themselves business opportunities that arise through the use of corporate property, information or position. This includes obtaining personal gain or competing with the Company.

Relationships with customers and suppliers
Each employee has the responsibility to ensure there are no compromises in delivering the highest standard of services and products and that every aspect of our operations which impacts upon quality promotes and reflects these standards. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information or misrepresentation of material facts.

The giving and receiving of gifts, entertainment and gratuities between employees and suppliers or other outside business acquaintances represents a source of potential conflict of interest. Any significant gift likely to be deemed as influential upon decision making is unacceptable.

Our employees
As employees, we should treat each other with respect, courtesy and decency. Disparagement, harassment or negative comments regarding fellow employees or business contacts are inconsistent with these standards and every employee should

All Filtrona companies are committed to offering equal employment opportunity, including access to training, development and promotion opportunities, based upon the position and each employee's abilities, performance and commitment to these standards. Specifically, it is contrary to these standards for there to be any discrimination that contradicts the Group's Human Resources Policy.

Each employee is to ensure that his/her conduct does not place their personal safety or the safety of others in jeopardy. This requires an active participation in maintaining a safe working environment and includes observance of established safety procedures and making recommendations for changes where they are needed. In all circumstances, including when travelling on Company business, each employee is to conduct himself/herself in a professional, mature and responsible manner at all times.

Compliance with this code and reporting of any unethical behaviour
All employees are expected to comply with the Group Standards of Business Conduct Policy, failure to do so will result in disciplinary action being taken which in the case of serious breaches could lead to dismissal.

Filtrona must be made aware of failure to adhere to the above standards. The details of any concern should be reported honestly, accurately and without malice. We will respect the wishes of staff raising concerns if they ask for confidentiality, but Filtrona may need to act to protect its employees, clients and business. In the first instance, any concerns should be raised with the individual's line manager, director in charge or any other senior person within Filtrona with whom the employee feels comfortable. They will either act on the information or pass it to the relevant person who can deal with it.

If the matter is not dealt with in a manner the employee feels is appropriate, or it is not possible to discuss the matter with the line manager for any reason, the matter should be reported to the Director, Group Human Resources or Company Secretary based at Milton Keynes. If the matter is connected with an Executive Director the matter should be reported to the Chief Executive. If the matter relates to another main Board Director, the matter should also be reported to the Chairman or as appropriate the Deputy Chairman. Employees may call or email these individuals when it is convenient for them. They will either speak to or arrange to meet on or off Filtrona's premises, and outside office hours if necessary.

Employees should be satisfied that, in making a disclosure, they are acting in good faith and genuinely believe that the information and allegations are substantially true. Filtrona will respect the wishes of employees raising concerns if they ask for confidentiality, but Filtrona may need to act to protect its employees, clients and businesses. Appropriate steps will be taken to ensure that the working environment and/or working relationship are not prejudiced as a result of the disclosure.

Filtrona may also take advantage of the full range of disciplinary sanctions against any employee who acts or attempts to act in a way prejudicial to an employee as a result of them making a qualifying disclosure, which may ultimately result in reporting their actions to the appropriate regulatory/enforcing body.

Filtrona reserves the right to treat malicious or false allegations under the appropriate local disciplinary procedure.

Scope
Every employee, director and officer of the Group is expected to comply with these standards and to behave in a mature, professional and responsible manner.

Responsibilities
Any amendments to the policy must be approved by the Board and disclosed.

The Chief Executive is the sponsor of the Standards of Business Conduct Policy.

Business Area Heads are responsible for implementing, promoting and monitoring compliance with the Policy throughout their Business Areas.

Business Area Heads shall report compliance with the Standards of Business Conduct Policy annually through the Company Secretary and Director, Group Human Resources.


FILTRONA

Filtrona plc

12 May 2005

Mr Jeff Harris
20 Pensford Avenue
Kew
Richmond
Surrey
TW9 4HP

Dear Jeff,

Appointment

I am delighted that you have agreed to serve as non-executive Chairman of Filtrona plc (the "Company") and I am writing to set out the terms of your appointment. This letter constitutes a contract for services and does not create an employment relationship. If you consent to be bound by the terms set out in this letter, please sign and return the copy letter enclosed.

Your appointment will commence on 12 May 2005 for an initial three year period unless terminated earlier by either party giving to the other not less than three month's written notice. You may be invited by the Board to serve an additional term of three years at the end of this appointment. Your continued appointment will be subject to all the requirements of the Company's Articles of Association relating to the retirement of directors by rotation. In addition your appointment will terminate automatically if you cease to be a director by virtue of the Companies Act 1985 (or any other legislation) or if you resign. In the event that you are not re-elected at any Annual General Meeting, your appointment shall terminate immediately. Termination of your appointment in these circumstances will not entitle you to compensation in respect of any loss (including but not limited to loss of future fees).

Time commitment

You will be expected to devote such time as is necessary for the proper performance of your duties as a non-executive director. As a guide, an average time commitment of 2 days per week is anticipated. The Company usually holds approximately 8 Board meetings a year. You may be expected to attend additional meetings if circumstances require. Board meetings are usually

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, United Kingdom. Registered in England No. 5444653

held in Milton Keynes, but the Company will endeavour to hold at least one meeting a year at one of its overseas operations. You will also be required to attend the Annual General Meeting and to meet occasionally with major shareholders/management/staff/professional advisers/customers. You confirm that you are currently able to allocate sufficient time to meet these requirements and that you will inform the Board of any subsequent changes to your circumstances which may affect the time you can commit to your duties under this agreement.

Role and induction

A non-executive director has the same legal responsibilities as any other director and the Board together has collective responsibility for the success of the Company. Various legal and regulatory provisions will need to be observed when carrying out your duties, the most important of these include, the Company's Articles of Association, the Companies Act 1985 (as amended), the Listing Rules (including the Model Code on Corporate Governance) and The City Code on Take-Overs and Mergers and the Company's Business Standards. You should note that the Company has adopted the terms of the Model Code, the effect of this being that you should obtain prior consent before dealing in the Company's securities as there will be certain periods when neither you nor your connected persons will be able to deal.

Fees

Your fees as a non-executive Chairman of the Company will be £150,000 gross per annum which shall be paid monthly in arrears and will normally be reviewed annually. You will also be entitled to the reimbursement of all receipted business expenses necessarily incurred in the proper performance of the duties of your office.

Confidentiality

By virtue of your appointment, all the information that you receive from the Company or any other member of the Group and shall have access to regarding the Company's and Group's businesses and affairs should be regarded as confidential. It should not be disclosed, either during your appointment or at any time thereafter to any third party without the prior written approval of the then Chairman of the Company. This requirement shall not apply to information which is legitimately in the public domain or is properly required to be disclosed by any legal or regulatory authority. You should not use confidential information for any purposes other than those of the Company. All Company property should be returned at the end of your appointment and you should ensure that you have not kept copies of Company information in any form whatsoever.

Your attention is drawn to legal and regulatory requirements regarding price sensitive information which you should observe at all times. Therefore, you should refrain from making any public statement regarding the Company without the prior written approval of the Board.

Outside interests.

It is acknowledged that you have confirmed all current outside interests or connections and that these do not conflict with this appointment. You undertake to advise the Company promptly of any change in such circumstances.

During your appointment you should not become involved (whether directly or indirectly) in any enterprise which might reasonably be considered to compete or have a significant relationship with the Company or any member of its Group without the prior written approval of the Board.

Independent professional advice

In the course of your duties as Chairman it may be appropriate for you to take independent advice and in such circumstances the Company will reimburse all professional fees properly incurred. A copy of the Company's procedure under which directors may seek such independent advice is attached.

Insurance

Directors' and officers' liability insurance is provided by the Company, subject to the terms of the policy from time to time in force (which may be subject to change). A copy of the current policy is available on request.

Definitions

In this letter, the "Group" means the Company and any other company which is for the time being its subsidiary, subsidiary undertaking or holding company, or a subsidiary or subsidiary undertaking of such holding company. In this definition "subsidiary" and "holding company" have the meanings as in section 736 of the Companies Act 1985 (as amended) and "subsidiary undertaking" has the meaning as in section 258 of that Act and where the context so permits, any one of those companies.

Yours sincerely,

STEVE DRYDEN
FINANCE DIRECTOR
For and on behalf of Filtrona plc

I hereby accept the terms set out in this letter governing my appointment as non-executive Chairman of Filtrona plc.

Signed.. Date....12.....MAY...2005...

Mr J F Harris



STANDARDS OF BUSINESS CONDUCT (CODE OF ETHICS)

Group Standards of Business Conduct Policy (Code of Ethics)

We are committed to ensuring that our business is conducted in all respects according to rigorous ethical, professional and legal standards. Adherence to applicable local laws and regulations, and the application of common sense, logic and the basic standards of behaviour expected in the society we participate in, should guide each employee in determining the correct course of action that supports these standards in their daily working lives.

The standards of business conduct for the Filtrona Group, set out below, provide employees with guidance on their personal conduct. While it is impractical to try to cover every potential circumstance, the following descriptions of the standards are intended to assist employees. A guiding principle should be that neither the Group's overall integrity nor its local reputation would be damaged if full details of the business practice or transaction were publicly disclosed.

Standards

Conflicts of interest
All employees should avoid situations where personal interests could conflict, or appear to conflict, with the interests of Filtrona companies. Our reputation depends not only on our high quality services and products but also on the manner in which we conduct our relationship with suppliers, government officials, organisations and others outside Filtrona. Each employee must ensure that his/her conduct does not provide, or give the appearance of providing, him/her with personal gain at the expense of the Company or external business contact.

Making or receiving of illegal payments or inducements, such as bribes, are contrary to the policy of the Group and the funds and resources of the Group shall not be used directly or indirectly for any such purpose.

Compliance with laws, rules and regulations
Filtrona companies and their employees must observe the laws, rules and regulations of each country in which they operate. If there is any doubt guidance should be sought from the line manager who will decide whether to obtain specific legal advice.

Employees who are involved in the preparation of any information that will be included in any public communication to shareholders or investors or in any document or report that will be filed with the London Stock Exchange or the UK Listing Authority must ensure that such information is full, fair, timely and understandable.

Dealing in Filtrona shares
Employees must not disclose unpublished "price sensitive" information to any person, whether or not an employee. All non-public information should be considered inside information and should never be used for personal gain and in many countries such action is unlawful.

Filtrona has a Code of Dealing, known as the Model Code, which details when affected employees and associated persons may deal in the shares or securities of the Company. The Filtrona Code of Dealing in relation to the purchase, sale or other dealing in the shares of Filtrona plc should be observed at all times. Copies are available from the Company Secretary. Most notably, affected employees and associated persons should always obtain prior consent from the Company secretary before dealing in the Company's securities.

Protection of confidential information
No employee shall without proper authority access, modify, disclose or make use of any trade secrets, confidential commercial Group or personal information for any purpose other than legitimately carrying out his or her duties. The obligation of confidentiality extends after employees cease working for the Group and covers disclosure to others.

Protection and proper use of company assets
Our assets provide us with the foundation to provide our services and products worldwide. Each employee is responsible for the protection and wise stewardship of our assets. This includes being responsible for the establishment of, and adherence to, procedures that ensure our assets are not put in jeopardy or used wastefully. Whether it is responsibility for, for example, efficient plant and office maintenance, energy conservation, security, protection of information or effective control procedures (including personal expenses), every employee must seek to use all our resources with efficiency, honesty and the highest standards of care.

All employees are prohibited from taking for themselves business opportunities that arise through the use of corporate property, information or position. This includes obtaining personal gain or competing with the Company.

Relationships with customers and suppliers
Each employee has the responsibility to ensure there are no compromises in delivering the highest standard of services and products and that every aspect of our operations which impacts upon quality promotes and reflects these standards. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information or misrepresentation of material facts.

The giving and receiving of gifts, entertainment and gratuities between employees and suppliers or other outside business acquaintances represents a source of potential conflict of interest. Any significant gift likely to be deemed as influential upon decision making is unacceptable.

Our employees
As employees, we should treat each other with respect, courtesy and decency. Disparagement, harassment or negative comments regarding fellow employees or business contacts are inconsistent with these standards and every employee should

All Filtrona companies are committed to offering equal employment opportunity, including access to training, development and promotion opportunities, based upon the position and each employee's abilities, performance and commitment to these standards. Specifically, it is contrary to these standards for there to be any discrimination that contradicts the Group's Human Resources Policy.

Each employee is to ensure that his/her conduct does not place their personal safety or the safety of others in jeopardy. This requires an active participation in maintaining a safe working environment and includes observance of established safety procedures and making recommendations for changes where they are needed. In all circumstances, including when travelling on Company business, each employee is to conduct himself/herself in a professional, mature and responsible manner at all times.

Compliance with this code and reporting of any unethical behaviour
All employees are expected to comply with the Group Standards of Business Conduct Policy, failure to do so will result in disciplinary action being taken which in the case of serious breaches could lead to dismissal.

Filtrona must be made aware of failure to adhere to the above standards. The details of any concern should be reported honestly, accurately and without malice. We will respect the wishes of staff raising concerns if they ask for confidentiality, but Filtrona may need to act to protect its employees, clients and business. In the first instance, any concerns should be raised with the individual's line manager, director in charge or any other senior person within Filtrona with whom the employee feels comfortable. They will either act on the information or pass it to the relevant person who can deal with it.

If the matter is not dealt with in a manner the employee feels is appropriate, or it is not possible to discuss the matter with the line manager for any reason, the matter should be reported to the Director, Group Human Resources or Company Secretary based at Milton Keynes. If the matter is connected with an Executive Director the matter should be reported to the Chief Executive. If the matter relates to another main Board Director, the matter should also be reported to the Chairman or as appropriate the Deputy Chairman. Employees may call or email these individuals when it is convenient for them. They will either speak to or arrange to meet on or off Filtrona's premises, and outside office hours if necessary.

Employees should be satisfied that, in making a disclosure, they are acting in good faith and genuinely believe that the information and allegations are substantially true. Filtrona will respect the wishes of employees raising concerns if they ask for confidentiality, but Filtrona may need to act to protect its employees, clients and businesses. Appropriate steps will be taken to ensure that the working environment and/or working relationship are not prejudiced as a result of the disclosure.

Filtrona may also take advantage of the full range of disciplinary sanctions against any employee who acts or attempts to act in a way prejudicial to an employee as a result of them making a qualifying disclosure, which may ultimately result in reporting their actions to the appropriate regulatory/enforcing body.

Filtrona reserves the right to treat malicious or false allegations under the appropriate local disciplinary procedure.

Scope
Every employee, director and officer of the Group is expected to comply with these standards and to behave in a mature, professional and responsible manner.

Responsibilities
Any amendments to the policy must be approved by the Board and disclosed.

The Chief Executive is the sponsor of the Standards of Business Conduct Policy.

Business Area Heads are responsible for implementing, promoting and monitoring compliance with the Policy throughout their Business Areas.

Business Area Heads shall report compliance with the Standards of Business Conduct Policy annually through the Company Secretary and Director, Group Human Resources.


FILTRONA

Filtrona plc

12 May 2005

Mr Paul Drechsler
17 Ardbeg Road
LONDON
SE24 9JL

Dear Paul

Appointment

I am delighted that you have agreed to serve as a non-executive director of Filtrona plc (the "Company") and I am writing to set out the terms of your appointment. This letter constitutes a contract for services and does not create an employment relationship. If you consent to be bound by the terms set out in this letter, please sign and return the copy letter enclosed.

You will be the senior independent non-executive director of the company.

You have agreed to Chair the Remuneration Committee of the Board. The committee terms of reference and your responsibilities shall be communicated to you separately.

Your appointment will commence on 12 May 2005 for an initial three year period unless terminated earlier by either party giving to the other not less than three month's written notice. You may be invited by the Board to serve an additional term of three years at the end of this appointment. Your continued appointment will be subject to all the requirements of the Company's Articles of Association relating to the retirement of directors by rotation. In addition your appointment will terminate automatically if you cease to be a director by virtue of the Companies Act 1985 (or any other legislation) or if you resign. In the event that you are not re-elected at any Annual General Meeting, your appointment shall terminate immediately. Termination of your appointment in these circumstances will not entitle you to compensation in respect of any loss (including but not limited to loss of future fees).

Time commitment

You will be expected to devote such time as is necessary for the proper performance of your duties as a non-executive director. As a guide, an average time commitment of 15 days per

annum is anticipated. The Company usually holds approximately 8 Board meetings a year. You may be expected to attend additional meetings if circumstances require. Board meetings are usually held in Milton Keynes, but the Company will endeavour to hold at least one meeting a year at one of its overseas operations. You will also be required to attend the Annual General Meeting and to meet occasionally with major shareholders/management/staff/professional advisers/customers. You confirm that you are currently able to allocate sufficient time to meet these requirements and that you will inform the Board of any subsequent changes to your circumstances which may affect the time you can commit to your duties under this agreement.

Role and induction

A non-executive director has the same legal responsibilities as any other director and the Board together has collective responsibility for the success of the Company. Various legal and regulatory provisions will need to be observed when carrying out your duties, the most important of these include, the Company's Articles of Association, the Companies Act 1985 (as amended), the Listing Rules (including the Model Code on Corporate Governance) and The City Code on Take-Overs and Mergers and the Company's Business Standards. You should note that the Company has adopted the terms of the Model Code, the effect of this being that you should obtain prior consent before dealing in the Company's securities as there will be certain periods when neither you nor your connected persons will be able to deal.

Fees

Your fees as a non-executive director of the Company will be £32,000 gross per annum which shall be paid monthly in arrears and will normally be reviewed annually. In addition, you will receive a fee of £8,000 in relation to your Chairmanship of the Remuneration Committee, which is payable monthly (in arrears). You will also be entitled to the reimbursement of all receipted business expenses necessarily incurred in the proper performance of the duties of your office.

Confidentiality

By virtue of your appointment, all the information that you receive from the Company or any other member of the Group and shall have access to regarding the Company's and Group's businesses and affairs should be regarded as confidential. It should not be disclosed, either during your appointment or at any time thereafter to any third party without the prior written approval of the then Chairman of the Company. This requirement shall not apply to information which is legitimately in the public domain or is properly required to be disclosed by any legal or regulatory authority. You should not use confidential information for any purposes other than those of the Company. All Company property should be returned at the end of your appointment and you should ensure that you have not kept copies of Company information in any form whatsoever.

Your attention is drawn to legal and regulatory requirements regarding price sensitive information which you should observe at all times. Therefore, you should refrain from making any public statement regarding the Company without the prior written approval of the Chairman.

Outside interests.

It is acknowledged that you have confirmed all current outside interests or connections and that these do not conflict with this appointment. You undertake to advise the Company promptly of any change in such circumstances.

During your appointment you should not become involved (whether directly or indirectly) in any enterprise which might reasonably be considered to compete or have a significant relationship with the Company or any member of its Group without the prior written approval of the Board.

Independent professional advice

In the course of your duties as a director it may be appropriate for you to take independent advice and in such circumstances the Company will reimburse all professional fees properly incurred. A copy of the Company's procedure under which directors may seek such independent advice is attached.

Insurance

Directors' and officers' liability insurance is provided by the Company, subject to the terms of the policy from time to time in force (which may be subject to change). A copy of the current policy is available on request.

Definitions

In this letter, the "Group" means the Company and any other company which is for the time being its subsidiary, subsidiary undertaking or holding company, or a subsidiary or subsidiary undertaking of such holding company. In this definition "subsidiary" and "holding company" have the meanings as in section 736 of the Companies Act 1985 (as amended) and "subsidiary undertaking" has the meaning as in section 258 of that Act and where the context so permits, any one of those companies.

Yours sincerely,

STEVE DRYDEN
FINANCE DIRECTOR
For and on behalf of Filtrona plc

I hereby accept the terms set out in this letter governing my appointment as a non-executive director of Filtrona plc.

Signed......[signature]...................... Date....12th May 2005....
Paul Dreschler


FILTRONA

STANDARDS OF BUSINESS CONDUCT (CODE OF ETHICS)

Group Standards of Business Conduct Policy (Code of Ethics)

We are committed to ensuring that our business is conducted in all respects according to rigorous ethical, professional and legal standards. Adherence to applicable local laws and regulations, and the application of common sense, logic and the basic standards of behaviour expected in the society we participate in, should guide each employee in determining the correct course of action that supports these standards in their daily working lives.

The standards of business conduct for the Filtrona Group, set out below, provide employees with guidance on their personal conduct. While it is impractical to try to cover every potential circumstance, the following descriptions of the standards are intended to assist employees. A guiding principle should be that neither the Group's overall integrity nor its local reputation would be damaged if full details of the business practice or transaction were publicly disclosed.

Standards

Conflicts of interest
All employees should avoid situations where personal interests could conflict, or appear to conflict, with the interests of Filtrona companies. Our reputation depends not only on our high quality services and products but also on the manner in which we conduct our relationship with suppliers, government officials, organisations and others outside Filtrona. Each employee must ensure that his/her conduct does not provide, or give the appearance of providing, him/her with personal gain at the expense of the Company or external business contact.

Making or receiving of illegal payments or inducements, such as bribes, are contrary to the policy of the Group and the funds and resources of the Group shall not be used directly or indirectly for any such purpose.

Compliance with laws, rules and regulations
Filtrona companies and their employees must observe the laws, rules and regulations of each country in which they operate. If there is any doubt guidance should be sought from the line manager who will decide whether to obtain specific legal advice.

Employees who are involved in the preparation of any information that will be included in any public communication to shareholders or investors or in any document or report that will be filed with the London Stock Exchange or the UK Listing Authority must ensure that such information is full, fair, timely and understandable.

Dealing in Filtrona shares
Employees must not disclose unpublished "price sensitive" information to any person, whether or not an employee. All non-public information should be considered inside information and should never be used for personal gain and in many countries such action is unlawful.

Filtrona has a Code of Dealing, known as the Model Code, which details when affected employees and associated persons may deal in the shares or securities of the Company. The Filtrona Code of Dealing in relation to the purchase, sale or other dealing in the shares of Filtrona plc should be observed at all times. Copies are available from the Company Secretary. Most notably, affected employees and associated persons should always obtain prior consent from the Company secretary before dealing in the Company's securities.

Protection of confidential information
No employee shall without proper authority access, modify, disclose or make use of any trade secrets, confidential commercial Group or personal information for any purpose other than legitimately carrying out his or her duties. The obligation of confidentiality extends after employees cease working for the Group and covers disclosure to others.

Protection and proper use of company assets
Our assets provide us with the foundation to provide our services and products worldwide. Each employee is responsible for the protection and wise stewardship of our assets. This includes being responsible for the establishment of, and adherence to, procedures that ensure our assets are not put in jeopardy or used wastefully. Whether it is responsibility for, for example, efficient plant and office maintenance, energy conservation, security, protection of information or effective control procedures (including personal expenses), every employee must seek to use all our resources with efficiency, honesty and the highest standards of care.

All employees are prohibited from taking for themselves business opportunities that arise through the use of corporate property, information or position. This includes obtaining personal gain or competing with the Company.

Relationships with customers and suppliers
Each employee has the responsibility to ensure there are no compromises in delivering the highest standard of services and products and that every aspect of our operations which impacts upon quality promotes and reflects these standards. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information or misrepresentation of material facts.

The giving and receiving of gifts, entertainment and gratuities between employees and suppliers or other outside business acquaintances represents a source of potential conflict of interest. Any significant gift likely to be deemed as influential upon decision making is unacceptable.

Our employees
As employees, we should treat each other with respect, courtesy and decency. Disparagement, harassment or negative comments regarding fellow employees or business contacts are inconsistent with these standards and every employee should

All Filtrona companies are committed to offering equal employment opportunity, including access to training, development and promotion opportunities, based upon the position and each employee's abilities, performance and commitment to these standards. Specifically, it is contrary to these standards for there to be any discrimination that contradicts the Group's Human Resources Policy.

Each employee is to ensure that his/her conduct does not place their personal safety or the safety of others in jeopardy. This requires an active participation in maintaining a safe working environment and includes observance of established safety procedures and making recommendations for changes where they are needed. In all circumstances, including when travelling on Company business, each employee is to conduct himself/herself in a professional, mature and responsible manner at all times.

Compliance with this code and reporting of any unethical behaviour
All employees are expected to comply with the Group Standards of Business Conduct Policy, failure to do so will result in disciplinary action being taken which in the case of serious breaches could lead to dismissal.

Filtrona must be made aware of failure to adhere to the above standards. The details of any concern should be reported honestly, accurately and without malice. We will respect the wishes of staff raising concerns if they ask for confidentiality, but Filtrona may need to act to protect its employees, clients and business. In the first instance, any concerns should be raised with the individual's line manager, director in charge or any other senior person within Filtrona with whom the employee feels comfortable. They will either act on the information or pass it to the relevant person who can deal with it.

If the matter is not dealt with in a manner the employee feels is appropriate, or it is not possible to discuss the matter with the line manager for any reason, the matter should be reported to the Director, Group Human Resources or Company Secretary based at Milton Keynes. If the matter is connected with an Executive Director the matter should be reported to the Chief Executive. If the matter relates to another main Board Director, the matter should also be reported to the Chairman or as appropriate the Deputy Chairman. Employees may call or email these individuals when it is convenient for them. They will either speak to or arrange to meet on or off Filtrona's premises, and outside office hours if necessary.

Employees should be satisfied that, in making a disclosure, they are acting in good faith and genuinely believe that the information and allegations are substantially true. Filtrona will respect the wishes of employees raising concerns if they ask for confidentiality, but Filtrona may need to act to protect its employees, clients and businesses. Appropriate steps will be taken to ensure that the working environment and/or working relationship are not prejudiced as a result of the disclosure.

Filtrona may also take advantage of the full range of disciplinary sanctions against any employee who acts or attempts to act in a way prejudicial to an employee as a result of them making a qualifying disclosure, which may ultimately result in reporting their actions to the appropriate regulatory/enforcing body.

Filtrona reserves the right to treat malicious or false allegations under the appropriate local disciplinary procedure.

Scope
Every employee, director and officer of the Group is expected to comply with these standards and to behave in a mature, professional and responsible manner.

Responsibilities
Any amendments to the policy must be approved by the Board and disclosed.

The Chief Executive is the sponsor of the Standards of Business Conduct Policy.

Business Area Heads are responsible for implementing, promoting and monitoring compliance with the Policy throughout their Business Areas.

Business Area Heads shall report compliance with the Standards of Business Conduct Policy annually through the Company Secretary and Director, Group Human Resources.


FILTRONA

Filtrona plc

12 May 2005

Mr Adrian Auer
88 Oglander Road
East Dulwich
London SE15 4EN

Dear Adrian,

Appointment

I am delighted that you have agreed to serve as a non-executive director of Filtrona plc (the "Company") and I am writing to set out the terms of your appointment. This letter constitutes a contract for services and does not create an employment relationship. If you consent to be bound by the terms set out in this letter, please sign and return the copy letter enclosed.

You have agreed to Chair the Audit Committee of the Board. The committee terms of reference and your responsibilities shall be communicated to you separately.

Your appointment will, commence on 12 May 2005 for an initial three year period unless terminated earlier by either party giving to the other not less than three month's written notice. You may be invited by the Board to serve an additional term of three years at the end of this appointment. Your continued appointment will be subject to all the requirements of the Company's Articles of Association relating to the retirement of directors by rotation. In addition your appointment will terminate automatically if you cease to be a director by virtue of the Companies Act 1985 (or any other legislation) or if you resign. In the event that you are not re-elected at any Annual General Meeting, your appointment shall terminate immediately. Termination of your appointment in these circumstances will not entitle you to compensation in respect of any loss (including but not limited to loss of future fees).

Time commitment

You will be expected to devote such time as is necessary for the proper performance of your duties as a non-executive director. As a guide, an average time commitment of 15 days per annum is anticipated. The Company usually holds approximately 8 Board meetings a year. You may be expected to attend additional meetings if circumstances require. Board meetings are

Avebury House, 201-249 Avebury Boulevard, Milton Keynes MK9 1AU, UK.
Telephone: +44 (0)1908 359100 Fax: +44 (0)1908 359120.
e-mail: enquiries@filtrona.com website: www.filtrona.com

Filtrona plc. Registered Office: Avebury House, 201-249 Avebury Boulevard,

usually held in Milton Keynes, but the Company will endeavour to hold at least one meeting a year at one of its overseas operations. You will also be required to attend the Annual General Meeting and to meet occasionally with major shareholders/management/staff/professional advisers/customers. You confirm that you are currently able to allocate sufficient time to meet these requirements and that you will inform the Board of any subsequent changes to your circumstances which may affect the time you can commit to your duties under this agreement.

Role and induction

A non-executive director has the same legal responsibilities as any other director and the Board together has collective responsibility for the success of the Company. Various legal and regulatory provisions will need to be observed when carrying out your duties, the most important of these include, the Company's Articles of Association, the Companies Act 1985 (as amended), the Listing Rules (including the Model Code on Corporate Governance) and The City Code on Take-Overs and Mergers and the Company's Business Standards. You should note that the Company has adopted the terms of the Model Code, the effect of this being that you should obtain prior consent before dealing in the Company's securities as there will be certain periods when neither you nor your connected persons will be able to deal.

Fees

Your fees as a non-executive director of the Company will be £32,000 gross per annum which shall be paid monthly in arrears and will normally be reviewed annually. In addition, you will receive a fee of £8,000 in relation to your Chairmanship of the Audit Committee, which is payable monthly (in arrears). You will also be entitled to the reimbursement of all receipted business expenses necessarily incurred in the proper performance of the duties of your office.

Confidentiality

By virtue of your appointment, all the information that you receive from the Company or any other member of the Group and shall have access to regarding the Company's and Group's businesses and affairs should be regarded as confidential. It should not be disclosed, either during your appointment or at any time thereafter to any third party without the prior written approval of the then Chairman of the Company. This requirement shall not apply to information which is legitimately in the public domain or is properly required to be disclosed by any legal or regulatory authority. You should not use confidential information for any purposes other than those of the Company. All Company property should be returned at the end of your appointment and you should ensure that you have not kept copies of Company information in any form whatsoever.

Your attention is drawn to legal and regulatory requirements regarding price sensitive information which you should observe at all times. Therefore, you should refrain from making any public statement regarding the Company without the prior written approval of the Chairman.

Outside interests.

It is acknowledged that you have confirmed all current outside interests or connections and that these do not conflict with this appointment. You undertake to advise the Company promptly of any change in such circumstances.

During your appointment you should not become involved (whether directly or indirectly) in any enterprise which might reasonably be considered to compete or have a significant relationship with the Company or any member of its Group without the prior written approval of the Board.

Independent professional advice

In the course of your duties as a director it may be appropriate for you to take independent advice and in such circumstances the Company will reimburse all professional fees properly incurred. A copy of the Company's procedure under which directors may seek such independent advice is attached.

Insurance

Directors' and officers' liability insurance is provided by the Company, subject to the terms of the policy from time to time in force (which may be subject to change). A copy of the current policy is available on request.

Definitions

In this letter, the "Group" means the Company and any other company which is for the time being its subsidiary, subsidiary undertaking or holding company, or a subsidiary or subsidiary undertaking of such holding company. In this definition "subsidiary" and "holding company" have the meanings as in section 736 of the Companies Act 1985 (as amended) and "subsidiary undertaking" has the meaning as in section 258 of that Act and where the context so permits, any one of those companies.

Yours sincerely,

STEVE DRYDEN
FINANCE DIRECTOR
For and on behalf of Filtrona plc

I hereby accept the terms set out in this letter governing my appointment as a non-executive director of Filtrona plc.

Signed..
Adrian Auer

Date 12th May 2005



STANDARDS OF BUSINESS CONDUCT (CODE OF ETHICS)

Group Standards of Business Conduct Policy (Code of Ethics)

We are committed to ensuring that our business is conducted in all respects according to rigorous ethical, professional and legal standards. Adherence to applicable local laws and regulations, and the application of common sense, logic and the basic standards of behaviour expected in the society we participate in, should guide each employee in determining the correct course of action that supports these standards in their daily working lives.

The standards of business conduct for the Filtrona Group, set out below, provide employees with guidance on their personal conduct. While it is impractical to try to cover every potential circumstance, the following descriptions of the standards are intended to assist employees. A guiding principle should be that neither the Group's overall integrity nor its local reputation would be damaged if full details of the business practice or transaction were publicly disclosed.

Standards

Conflicts of interest

All employees should avoid situations where personal interests could conflict, or appear to conflict, with the interests of Filtrona companies. Our reputation depends not only on our high quality services and products but also on the manner in which we conduct our relationship with suppliers, government officials, organisations and others outside Filtrona. Each employee must ensure that his/her conduct does not provide, or give the appearance of providing, him/her with personal gain at the expense of the Company or external business contact.

Making or receiving of illegal payments or inducements, such as bribes, are contrary to the policy of the Group and the funds and resources of the Group shall not be used directly or indirectly for any such purpose.

Compliance with laws, rules and regulations

Filtrona companies and their employees must observe the laws, rules and regulations of each country in which they operate. If there is any doubt guidance should be sought from the line manager who will decide whether to obtain specific legal advice.

Employees who are involved in the preparation of any information that will be included in any public communication to shareholders or investors or in any document or report that will be filed with the London Stock Exchange or the UK Listing Authority must ensure that such information is full, fair, timely and

Dealing in Filtrona shares
Employees must not disclose unpublished "price sensitive" information to any person, whether or not an employee. All non-public information should be considered inside information and should never be used for personal gain and in many countries such action is unlawful.

Filtrona has a Code of Dealing, known as the Model Code, which details when affected employees and associated persons may deal in the shares or securities of the Company. The Filtrona Code of Dealing in relation to the purchase, sale or other dealing in the shares of Filtrona plc should be observed at all times. Copies are available from the Company Secretary. Most notably, affected employees and associated persons should always obtain prior consent from the Company secretary before dealing in the Company's securities.

Protection of confidential information
No employee shall without proper authority access, modify, disclose or make use of any trade secrets, confidential commercial Group or personal information for any purpose other than legitimately carrying out his or her duties. The obligation of confidentiality extends after employees cease working for the Group and covers disclosure to others.

Protection and proper use of company assets
Our assets provide us with the foundation to provide our services and products worldwide. Each employee is responsible for the protection and wise stewardship of our assets. This includes being responsible for the establishment of, and adherence to, procedures that ensure our assets are not put in jeopardy or used wastefully. Whether it is responsibility for, for example, efficient plant and office maintenance, energy conservation, security, protection of information or effective control procedures (including personal expenses), every employee must seek to use all our resources with efficiency, honesty and the highest standards of care.

All employees are prohibited from taking for themselves business opportunities that arise through the use of corporate property, information or position. This includes obtaining personal gain or competing with the Company.

Relationships with customers and suppliers
Each employee has the responsibility to ensure there are no compromises in delivering the highest standard of services and products and that every aspect of our operations which impacts upon quality promotes and reflects these standards. No one should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information or misrepresentation of material facts.

The giving and receiving of gifts, entertainment and gratuities between employees and suppliers or other outside business acquaintances represents a source of potential conflict of interest. Any significant gift likely to be deemed as influential upon decision making is unacceptable.

Our employees
As employees, we should treat each other with respect, courtesy and decency.
Disparagement, harassment or negative comments regarding fellow employees

All Filtrona companies are committed to offering equal employment opportunity, including access to training, development and promotion opportunities, based upon the position and each employee's abilities, performance and commitment to these standards. Specifically, it is contrary to these standards for there to be any discrimination that contradicts the Group's Human Resources Policy.

Each employee is to ensure that his/her conduct does not place their personal safety or the safety of others in jeopardy. This requires an active participation in maintaining a safe working environment and includes observance of established safety procedures and making recommendations for changes where they are needed. In all circumstances, including when travelling on Company business, each employee is to conduct himself/herself in a professional, mature and responsible manner at all times.

Compliance with this code and reporting of any unethical behaviour
All employees are expected to comply with the Group Standards of Business Conduct Policy, failure to do so will result in disciplinary action being taken which in the case of serious breaches could lead to dismissal.

Filtrona must be made aware of failure to adhere to the above standards. The details of any concern should be reported honestly, accurately and without malice. We will respect the wishes of staff raising concerns if they ask for confidentiality, but Filtrona may need to act to protect its employees, clients and business. In the first instance, any concerns should be raised with the individual's line manager, director in charge or any other senior person within Filtrona with whom the employee feels comfortable. They will either act on the information or pass it to the relevant person who can deal with it.

If the matter is not dealt with in a manner the employee feels is appropriate, or it is not possible to discuss the matter with the line manager for any reason, the matter should be reported to the Director, Group Human Resources or Company Secretary based at Milton Keynes. If the matter is connected with an Executive Director the matter should be reported to the Chief Executive. If the matter relates to another main Board Director, the matter should also be reported to the Chairman or as appropriate the Deputy Chairman. Employees may call or email these individuals when it is convenient for them. They will either speak to or arrange to meet on or off Filtrona's premises, and outside office hours if necessary.

Employees should be satisfied that, in making a disclosure, they are acting in good faith and genuinely believe that the information and allegations are substantially true. Filtrona will respect the wishes of employees raising concerns if they ask for confidentiality, but Filtrona may need to act to protect its employees, clients and businesses. Appropriate steps will be taken to ensure that the working environment and/or working relationship are not prejudiced as a result of the disclosure.

Filtrona may also take advantage of the full range of disciplinary sanctions against any employee who acts or attempts to act in a way prejudicial to an employee as a result of them making a qualifying disclosure, which may ultimately result in reporting

Filtrona reserves the right to treat malicious or false allegations under the appropriate local disciplinary procedure.

Scope
Every employee, director and officer of the Group is expected to comply with these standards and to behave in a mature, professional and responsible manner.

Responsibilities
Any amendments to the policy must be approved by the Board and disclosed.

The Chief Executive is the sponsor of the Standards of Business Conduct Policy.

Business Area Heads are responsible for implementing, promoting and monitoring compliance with the Policy throughout their Business Areas.

Business Area Heads shall report compliance with the Standards of Business Conduct Policy annually through the Company Secretary and Director, Group Human Resources.

THIS DEMERGER AGREEMENT is made on 16 May 2005

BETWEEN:

(1) **Bunzl plc**, a company incorporated in England, with number 358948 having its registered office at 110 Park Street, London W1K 6NX ("**Bunzl**"); and

(2) **Filtrona plc**, a company incorporated in England, with number 5444653 having its registered office at 201 – 249 Avebury Boulevard, Milton Keynes MK9 1AU, Buckinghamshire ("**Filtrona**").

WHEREAS:

(A) Bunzl intends to demerge its interest in the Filtrona Business by way of a dividend to be declared in specie to its shareholders.

(B) FIL is a wholly-owned subsidiary of Bunzl and is and will be the holding company of the Filtrona Business and the Filtrona Group Companies (other than Filtrona and FIL).

(C) Bunzl and Filtrona have conditionally agreed on the terms of this Agreement that Bunzl will, in satisfaction of the Demerger Dividend to be declared on the Bunzl Shares pursuant to the Demerger Resolution, transfer the entire issued share capital of FIL to Filtrona in consideration for which Filtrona will allot and issue, credited as fully paid up, the Demerger Shares to Qualifying Bunzl Shareholders.

(D) Immediately following Completion, the Demerger Shares will be consolidated on a one for two basis and (subject to the approval of the Court) the Reduction of Capital will be effected.

(E) This Agreement, which as regards the provisions of clauses 5.6 to 5.8 is a Deed, sets out the terms on which the Demerger is intended to be effected and certain terms on which relations between the Bunzl Group and the Filtrona Group will be governed following Completion.

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 The following provisions shall apply to the interpretation of this Agreement.

1.2 Words and expressions used in this Agreement shall have the meanings set out below, unless expressly redefined (including for the purpose of the provisions of Schedule 1), or the context requires otherwise:

"Admission"	means admission of the Demerger Shares to the Official List of the UK Listing Authority having become effective in accordance with the Listing Rules of the UK Listing Authority and the admission of the

	Demerger Shares to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Admission and Disclosure Standards of the London Stock Exchange;
"Affiliate"	means in relation to Bunzl, any other person who directly or indirectly controls, is controlled by, or is under common control with Bunzl from time to time but excluding any Filtrona Group Company and, in relation to Filtrona, any other person who directly or indirectly controls, or is controlled by, or is under common control with Filtrona from time to time but excluding any Bunzl Group Company;
"BGS Database"	means the system used by the Current Bunzl Group and consisting of a SQL database and web-interface in respect of Environment Management and Health and Safety software modules including, without limitation, all data contained in such database except to the extent that such data (i) relates exclusively to the Filtrona Business; or (ii) is created after Completion and relates exclusively to the businesses owned, operated or carried on by the Filtrona Group Companies from time to time;
"BI Share"	has the meaning given in clause 7.1;
"Bunzl Board"	means the board of directors of Bunzl or any duly authorised committee thereof;
"Bunzl Group Company Guarantee"	means any guarantee, indemnity, bond, warranty, covenant, security or collateral obligation given by any member of the Bunzl Group in respect of any Filtrona Group Company or any liabilities or obligations of any Filtrona Group Company;
"Bunzl Consolidation"	means the proposed consolidation of the Bunzl Shares to be effected on or about the date of Completion as described in the Circular;
"Bunzl Group"	means Bunzl and its subsidiary undertakings from time to time excluding any Filtrona Group Company;
"Bunzl Group Company"	means any member of the Bunzl Group;
"Bunzl Finance"	means Bunzl Finance plc;
"Bunzl Group Treasury Contracts"	means all contracts entered into prior to Completion by Bunzl Finance on behalf of Filtrona Group Companies (or any of them) in relation to hedging,

foreign exchange or other transaction(s) entered into by Bunzl Finance in the performance of its central treasury function including, but not limited to, the foreign exchange contracts details of which are set out in Schedule 11;

"Bunzl Indemnities"	means the indemnities from Bunzl set out in clause 21.1;
"Bunzl International"	means International Limited, a company incorporated in England with number 1935353 and having its registered office at 110 Park Street, London W1K 6NX;
"Bunzl Plastics"	means Bunzl Plastics Limited, a company incorporated in England with number 2078293 and having its registered office at 110 Park Street, London W1K 6NX;
"Bunzl Plasticos"	means Bunzl Plasticos, S.A.;
"Bunzl Shares"	means the ordinary shares of 25 pence each in the share capital of Bunzl;
"Bunzl Share Schemes"	means the Bunzl plc Sharesave Scheme (1991), Bunzl plc 1994 Executive Share Option Scheme; Bunzl plc Sharesave Scheme (2001), Bunzl plc International Sharesave Plan, Bunzl plc Long Term Incentive Plan, Bunzl Employee Stock Purchase Plan (US) and the Bunzl plc Deferred Annual Share Bonus Scheme;
"Bunzl Trade Marks"	means the "Bunzl" name, and all trade or service marks, trade or service names and logos owned or used by any member of the Current Bunzl Group (including the red "hamburger" logo and the blue and green "hamburger" logo) other than the Filtrona Trade Marks;
"Business Day"	means a day (not being a Saturday or Sunday or a public holiday) when clearing banks are open for business in the City of London for the transaction of normal banking business;
"Circular"	means the circular to be dated the Posting Date to be sent to the shareholders of Bunzl (together with the Listing Particulars) in connection with the Demerger;
"Completion"	means the time and date when the Conditions shall have been fulfilled and the events specified in clause

5 (Completion obligations) shall have taken place;

"Conditions"	means the conditions set out in clause 2 (Conditions);
"Consolidated Demerger Shares"	means the Demerger Shares as consolidated pursuant to clause 6.1;
"Costs"	means charges and reasonable costs (including legal costs) and expenses (other than Tax), in each case of any nature whatsoever;
"Current Bunzl Group"	means Bunzl and its subsidiary undertakings immediately prior to Completion;
"Database Migration Date"	means the date on which the BGS Database is transferred from Filtrona's information technology systems to Bunzl's information technology systems pursuant to the Transitional Services Agreement or, in the event that Bunzl and Filtrona agree that subsequent development of the BGS Database shall be conducted by or on behalf of any Filtrona Group Company for the benefit of both the Bunzl Group and the Filtrona Group, the date on which such development is completed;
"Debt Allocation Principles"	the principles in relation to allocation of debt between Bunzl and Filtrona upon the Demerger set out in Schedule 12;
"Demerger"	means the proposed demerger of Filtrona pursuant to this Agreement and the Demerger Resolution;
"Demerger Dividend"	means the interim dividend to be declared by the Bunzl Board to effect the Demerger pursuant to the authority granted to the Bunzl Board under the Demerger Resolution;
"Demerger Record Time"	means 7.00 a.m. on 6 June 2005, or such other time as the Bunzl Board shall, in its absolute discretion, determine;
"Demerger Resolution"	means resolution 1 set out in the notice of EGM of Bunzl included in the Circular;
"Demerger Shares"	means the ordinary shares initially of 62½ pence each in the share capital of Filtrona to be allotted and issued, credited as fully paid up as Bunzl shall direct in accordance with this Agreement (as such shares may subsequently be consolidated as described in this Agreement), together with (where the context so

requires) any ordinary shares in the capital of Filtrona in issue prior to Completion;

"Dollinger Building" means the premises formerly owned by Dollinger Corporation located at One Townline Circle, Brighton, New York, USA;

"EGM" means the extraordinary general meeting of Bunzl (including, if applicable, as it may be postponed or adjourned) to consider, *inter alia*, the passing of the Demerger Resolution intended to be held on 2 June 2005 (together with any adjournment thereof);

"Euro-Matic Filtrona" means Euro-Matic Filtrona Limitada;

"Emballage Liquidation" has the meaning given in clause 18.1;

"FIL" means Filtrona International Limited, a company incorporated in England with number 1172804 and having its registered office at 110 Park Street, London W1K 6NX;

"FIL International" means FIL International Limited, a company incorporated in England with number 1935353 and having its registered office at 110 Park Street, London W1K 6NX;

"Filtrona Business" means the Fibre Technologies and Plastic Technologies businesses owned operated or carried on by FIL and its subsidiary undertakings immediately prior to Completion and as described in the Listing Particulars;

"Filtrona Directors" means the directors of Filtrona from time to time;

"Filtrona Finance" means Filtrona Finance Limited;

"Filtrona Group" means Filtrona, Euro-Matic Filtrona, FractureCode Corporation ApS and the companies and other persons that are, or will following Completion (or where applicable) completion of the steps required to effect the reorganisation contemplated by the Step Plan be, subsidiary undertakings of Filtrona; ;

"Filtrona Group Company" means any member of the Filtrona Group;

"Filtrona Group Company Guarantee" means any guarantee, indemnity, bond, warranty, covenant, security or collateral obligations given by any Filtrona Group Company in respect of any Bunzl Group Company or any liabilities or obligations of any

Bunzl Group Company;

"Filtrona Reorganisation"	means the reorganisation of the Bunzl group of companies to be effected pursuant to the Reorganisation Agreements;
"Filtrona Ningbo"	means Filtrona Special Fiber Products Ningbo Company Limited;
"Filtrona Trade Marks"	means all trade or service marks, trade or service names and logos owned or used by any member of the Current Bunzl Group which relate exclusively to the Filtrona Business (including the blue "hamburger" Filtrona logo);
"Filtrona UK"	means Filtrona United Kingdom Limited, a company incorporated in England with number 00259345 and having its registered office at 110 Park Street, London W1K 6NX;
"Former Filtrona Businesses"	means the businesses carried on at any time by Stewart Plastics Limited, Lotus Water Garden Products Limited and Stag Plastics Limited and the businesses formerly carried on by Filtrona Group Companies (or any of them) under the business names Payne Strapping Systems, Moldsaver and Webster Plastics;
"FSMA"	means the Financial Services and Markets Act 2000;
"Group"	means the group comprising all group undertakings (as defined in section 259 Companies Act 1985) of the relevant entity immediately after Completion and "**Group company**" shall be construed accordingly;
"Independent Accountants"	means an independent firm of chartered accountants to be appointed by Bunzl or Filtrona or otherwise in accordance with part A of Schedule 10;
"Intellectual Property Rights"	means all patents, trade and service marks, trade and service names, logos, copyrights (including, without limitation, rights in computer software), rights in designs and rights in databases (whether or not any of these is registered and including any applications for registration of any such thing) and all other intellectual property rights or forms of protection of a similar nature or having equivalent or similar effect to any of the foregoing which subsist anywhere in the world;

"JPMorgan Cazenove" means JPMorgan Cazenove Limited;

"Listing Particulars" means the listing particulars to be dated the Posting Date relating to Filtrona;

"Loan Transfer Agreement" means:

(a) in relation to Euro-Matic Filtrona, the Assignment Agreement to be entered into in the agreed form between Bunzl Finance and Filtrona Finance on the date of this Agreement or on such later date as the parties may agree;

(b) in relation to Filtrona Ningbo, the Novation Agreement entered into in the agreed form between Bunzl Finance, Filtrona Finance and Filtrona Ningbo on the date of this Agreement or on such later date as the parties may agree; and

(c) in relation to Filtrona OOO, the Novation Agreement to be entered into in the agreed form between Bunzl Finance, Filtrona Finance and Filtrona OOO on the date of this Agreement or on such later date as the parties may agree;

"London Stock Exchange" means London Stock Exchange plc;

"Morane" means Morane Limited, a company incorporated in England with number 1770089 and having its registered office at 110 Park Street, London W1K 6NX;

"Mutual Indemnities" means the indemnities given by Bunzl to Filtrona or by Filtrona to Bunzl which are contained in clause 9 (Guarantees) and in Schedule 7;

"Original Loan Agreement" means:

(a) in relation to Euro-Matic Filtrona, the agreement entered into between Bunzl Finance and Euro-Matic Filtrona on 22 April 2000 providing for the advance of a loan in an amount in Brazilian currency equivalent to US$1,000,000;

(b) in relation to Filtrona Ningbo, the Facility Agreement entered into on 30 June 2004

between Bunzl Finance and Filtrona Ningbo in relation to the provision of a revolving credit facility in an aggregate amount of up to US$2,500,000; and

(c) in relation to Filtrona OOO, the Facility Agreement entered into on 30 December 2004 between Bunzl Finance and Filtrona OOO in relation to the provision of a loan facility in an aggregate amount of up to US$15,000,000;

"Other Group" means the Bunzl Group when the subject is an entity in the Filtrona Group and the Filtrona Group when the subject is an entity in the Bunzl Group;

"Outsourcing Business" means all businesses carried on prior to Completion by any member of the Current Bunzl Group (or previous members of that Group) except for the Filtrona Business;

"person" includes individuals, bodies corporate (wherever incorporated), unincorporated associations, partnerships, limited liability companies and other unincorporated bodies (in each case, wherever resident and for whatever purpose);

"Posting Date" means 17 May 2005 (or such date as may be agreed by Bunzl and Filtrona as the date for the issue and despatch of the Circular and the publication of the Listing Particulars);

"Qualifying Bunzl Shareholders" means holders of Bunzl Shares on the register of members of Bunzl at the Demerger Record Time;

"Relevant Borrower" means Euro-Matic Filtrona, Filtrona Ningbo or OOO Filtrona (as the case may be);

"Registrar of Companies" means the Registrar of Companies in England and Wales;

"Reorganisation Agreements" means the agreements listed in Parts A and B of Schedule 9;

"Reduction of Capital" has the meaning given in clause 6.2;

"Separation Committee" means the committee to be established in accordance with clause 8 (Establishment of the Separation Committee);

"Selectuser"	means Selectuser Limited, a company incorporated in England with number 3829908 and having its registered office at 110 Park Street, London W1K 6NX;
"Services"	means the services to be performed by each of the parties pursuant to the Transitional Services Agreement;
"Sponsorship Agreement"	means the sponsorship agreement dated 16 May 2005 entered into between JPMorgan Cazenove, Bunzl and Filtrona;
"Step Plan"	the reorganisation step plan prepared by Bunzl summarising the proposals in relation to the reorganisation of the Bunzl group of companies in preparation for the Demerger, as amended or updated from time to time up to the date of this Agreement;
"subsidiary undertaking"	means a subsidiary undertaking as defined in section 258 Companies Act 1985;
"Tax"	means corporation tax, advance corporation tax, income tax, capital gains tax, inheritance tax, value added tax, national insurance contributions, capital duty, stamp duty (except to the extent recoverable as if it were an amount of stamp duty reserve tax), stamp duty reserve tax, stamp duty land tax, duties of customs and excise, rates, all taxes, duties or charges replaced by or replacing any of them, and all other taxes (imposed by any jurisdiction) on gross or net income, profits or gains, distributions, receipts, sales, use, occupation, franchise, value added, and personal property, and all levies, imposts, duties, charges or withholdings in the nature of taxation, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them;
"Tax Authority"	means any taxing or other authority in any jurisdiction competent to impose any liability to Tax;
"Tax Covenant"	means the deed of tax covenant to be entered into between the parties in accordance with clause 11 (Tax);
"ICTA"	means the Income and Corporation Taxes Act 1988;
"TCGA"	means the Taxation of Chargeable Gains Act 1992;

"Third Party Consents" means all third party consents (including but not limited to consents from software licensors, hardware suppliers or providers of information technology services) which are necessary for the relevant party to provide (or procure the provision of) the Services on the terms and conditions set out in the Transitional Services Agreement;

"Transfer Shares" means the entire issued share capital of FIL;

"Transitional Services Agreement" means the agreement between Bunzl and Filtrona to be entered into on Completion in the agreed form setting out the terms on which Bunzl is prepared to perform certain services for Filtrona or Filtrona Group Companies and Filtrona is prepared to perform certain services for Bunzl or Bunzl Group Companies for an interim period after Completion; and

"US Discount Note" means the US$ 22,000,000 unsecured discounted note constituted by an instrument executed by Filtrona United Kingdom Limited on 4 August 2004 and issued on the same date to Bunzl Corporate Holdings Inc., as general partner of Bunzl Limited Partnership;

"UK Listing Authority" means The Financial Services Authority in its capacity as competent authority under FSMA.

1.3 In this Agreement, unless the context otherwise requires:

(a) references to clauses, sub-clauses, paragraphs, sub-paragraphs, Recitals and Schedules are to clauses, sub-clauses, paragraphs, sub-paragraphs of and Recitals and Schedules to this Agreement;

(b) the Schedules and any attachments form part of this Agreement and the Schedules shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules;

(c) headings and titles to clauses and Schedules are for convenience only and do not affect the interpretation of this Agreement;

(d) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted except to the extent that any amendment or modification made after the date of this Agreement would increase or alter the liability of Bunzl or Filtrona under this Agreement;

(e) references to a **"company"** shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(f) references to a **"person"** shall be construed so as to include any individual, firm, company, government, state or agency of a state or any joint venture, association or partnership (whether or not having separate legal personality);

(g) save as specified in clause 30.1, a person shall be deemed to be connected with another if that person is connected with another within the meaning of section 839 ICTA;

(h) references to writing shall include any mode of reproducing words in a legible and non-transitory form;

(i) references to times of the day are to London time;

(j) any reference to a **"day"** (including within the phrase **"Business Day"**) shall mean a period of 24 hours running from midnight to midnight;

(k) the use of any gender includes the other genders; and

(l) references to any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any other legal concept shall, in respect of any jurisdiction other than England, be deemed to include the legal concept which most nearly approximates in that jurisdiction to the English legal term.

1.4 The Schedules form part of this Agreement and references to this Agreement shall include references to the Schedules.

2. CONDITIONS

2.1 The provisions of this Agreement, other than those arising under clauses 2.2, 2.3, 3, 4, 10, 11, 14, 17, 24 and 26 to 36 (inclusive) shall be conditional upon the following having been fulfilled:

(a) the passing of the Demerger Resolution;

(b) the approval of the payment of the Demerger Dividend by the Bunzl Board;

(c) permission having been granted for Admission (subject to the allotment of the Demerger Shares) and such permission not having been withdrawn prior to Completion; and

(d) none of the parties to the Sponsorship Agreement having exercised any right it may have to terminate that agreement.

2.2 Subject to clause 2.3, the parties shall use all reasonable endeavours to ensure fulfilment of the Conditions, none of which may be waived by either party. If the Conditions are not satisfied by 31 July 2005, (or such other date as the parties may agree), this Agreement shall automatically terminate and neither party shall have any claim of any nature whatsoever against the other under this Agreement (save in respect of any rights and liabilities of the parties which have accrued prior to termination).

2.3 Each party undertakes to the other to disclose anything which will or may prevent any of the Conditions from being satisfied immediately after it comes to the notice of that party.

2.4 Bunzl will procure that, between the time of this Agreement and Completion, the Filtrona Business will be carried on in the ordinary course.

3. CIRCULAR AND LISTING PARTICULARS AND PRE-COMPLETION OBLIGATIONS

3.1 On the Posting Date Bunzl shall procure the despatch of the Circular and the Listing Particulars to all of its shareholders subject to:

(a) the prior approval of the Circular by the Bunzl Board and the UK Listing Authority;

(b) the prior approval of the Listing Particulars by the Filtrona Directors and the UK Listing Authority; and

(c) the delivery by Filtrona of a copy of the Listing Particulars to the Registrar of Companies.

3.2 Each of Bunzl and Filtrona undertakes to the other that if at any time after the date hereof and before the commencement of dealings in the Demerger Shares following Admission it comes to the notice of either of them that:

(a) any statement contained in the Circular or the Listing Particulars has become or been discovered to be untrue, incorrect or misleading in any material respect;

(b) it has been discovered that either the Circular or the Listing Particulars does not contain a statement that it should contain in order to comply with any applicable law or the rules of any relevant regulatory authority and that omission is or may be material;

(c) there has been a significant change affecting any matter contained in the Circular or the Listing Particulars which would have been required to be disclosed in any such document had it occurred before Posting Date; or

(d) a significant new matter has arisen the inclusion of information in respect of which would have been required in the Circular or the Listing Particulars had it arisen before Posting Date,

[illegible] the other party of the same in writing

3.3 Each of the parties undertakes to procure that, prior to Completion, except as required by law, the UK Listing Authority or the London Stock Exchange, no action will be taken by it which is inconsistent with the provisions of this Agreement or the completion of the Demerger.

3.4 Each party undertakes to the other that it will comply with applicable legal and regulatory requirements in relation to the Demerger, the Circular and the Listing Particulars and the matters and transactions contemplated thereby and by this Agreement.

3.5 Each of Bunzl and Filtrona undertakes to notify the other of the action (if any) which it intends to take as a consequence of any matter referred to in clause 3.2(a) to (d). In the case of Filtrona, this may include the publication of supplementary listing particulars in accordance with section 81 of FSMA.

4. TRANSFER AND ISSUE OF SHARES

4.1 Subject to the passing of the Demerger Resolution and the Bunzl Board determining, in its absolute discretion, that the Demerger continues to be in the best interests of Bunzl and its shareholders, Bunzl agrees to declare the Demerger Dividend in accordance with the Demerger Resolution and shall transfer with full title guarantee subject to and with effect from Admission, and Filtrona shall acquire the Transfer Shares free from all security interests, options, equities, claims or other third party rights (including rights of pre-emption) of any nature whatsoever and together with all rights attaching to them.

4.2 Bunzl shall procure that prior to Completion (but subject thereto), the board of directors of FIL shall meet to approve the transfer of the Transfer Shares from Bunzl to Filtrona and to resolve that Filtrona be recorded in the register of members of FIL as the holder of the Transfer Shares. As soon as reasonably practicable following Completion, Filtrona shall procure that (subject to stamping) Filtrona is recorded in the register of members of FIL as the holder of the Transfer Shares.

4.3 In consideration of the transfer of the Transfer Shares, and in satisfaction of the Demerger Dividend, Filtrona shall allot and issue to such persons as Bunzl directs such number of Demerger Shares as is equal to (i) the number of Bunzl Shares in issue at the Demerger Record Time, less (ii) such number of shares in the capital of Filtrona as are held at that time by David Williams and Paul Hussey.

4.4 Bunzl hereby directs that the Demerger Shares be allotted and issued pursuant to clause 4.3 above to Qualifying Bunzl Shareholders on the basis of one Demerger Share for every Bunzl Share held by each Qualifying Bunzl Shareholder at the Demerger Record Time, save that in respect of David Williams and Paul Hussey, the number of Demerger Shares to be allotted and issued to each of them as a Qualifying Bunzl Shareholder pursuant to the foregoing shall be reduced by the number of shares in the capital of Filtrona already held by him at the Demerger Record Time.

4.5 The Demerger Shares shall be allotted credited as fully paid and free from all liens, charges and encumbrances whatsoever and shall have the rights described in Filtrona's articles of association (which shall be in the agreed form).

4.6 Immediately after the Demerger Record Time, Bunzl shall make available to Filtrona the registered names, addresses and shareholdings of the Qualifying Bunzl Shareholders.

5. COMPLETION OBLIGATIONS

5.1 Completion of this Agreement will take place immediately upon the satisfaction of the last of the conditions in clause 2.1 (other than any condition which will be satisfied only upon such Completion) when, subject to the fulfilment of any conditions then unsatisfied, the following business shall be (or shall have been) transacted:

(a) Bunzl shall deliver to Filtrona a duly executed transfer of the Transfer Shares in favour of Filtrona, together with the relevant share certificates;

(b) Filtrona shall procure that the names of the Qualifying Bunzl Shareholders to whom Demerger Shares are allotted pursuant to this Agreement are entered in the register of members of Filtrona as the holders of the Demerger Shares allotted to them;

(c) to the extent agreed between the parties as being necessary, the current directors and company secretary of any Filtrona Group Company shall resign and new directors and company secretaries shall be appointed in their place; and

(d) the parties shall enter into the Transitional Services Agreement.

5.2 Save as provided in clause 5.3, any amounts outstanding between any Bunzl Group Company and any Filtrona Group Company shall, unless otherwise agreed between the parties in writing, be settled by payment to the relevant Bunzl Group Company or Filtrona Group Company (as appropriate) in the normal course in accordance with the applicable terms or, in the case of amounts which relate to intra-group financing or similar arrangements shall be repaid as soon as reasonably practicable following Completion.

5.3 The parties agree that, notwithstanding Completion, all amounts and other obligations outstanding at Completion in respect of the Bunzl Group Treasury Contracts and the US Discount Note shall remain outstanding and shall, unless otherwise agreed between the parties in writing, be repayable or otherwise discharged in accordance with the terms thereof. The parties agree to procure the compliance by the members of their respective Groups with the provisions of this clause 5.3.

5.4 The parties shall procure that, to the extent the same has not been effected prior to Completion, any of their respective subsidiaries the shares of which have been transferred as part of the Filtrona Reorganisation shall (if applicable), upon stamping of the relevant transfers with the relevant duty or receipt of adjudication confirming that no stamp duty is payable, register the transferee of the relevant shares as the holder thereof in the register of members of the relevant company.

5.5 The parties shall procure that, conditional and to be effective immediately upon Completion:

(a) employees of one Group who hold the office of director or secretary of a company in the Other Group shall have resigned from the company or companies in the Other Group and that suitable persons employed by the Other Group shall have been appointed in their place;

(b) employees of one Group who are authorised signatories on bank mandates for accounts of companies in the Other Group shall be signed, executed and delivered all such documents as are necessary to cancel their status as authorised signatories on such mandates and to ensure that suitable persons employed by the Other Group shall have been appointed as authorised signatories in their place.

5.6 Bunzl hereby appoints Filtrona, with effect from Completion, as its lawful attorney, with full power, in relation to its holding of the Transfer Shares to exercise all rights which are capable of exercise by it in the capacity of registered holder of the Transfer Shares including but not limited to receiving notice of, attending and voting (as Filtrona shall think fit) at any general meeting of the shareholders of Filtrona and completing (in such manner as Filtrona shall think fit) and returning proxy cards, consents to short notice and any other documents required to be signed by the holder(s) of the Transfer Shares.

5.7 Bunzl hereby undertakes that, upon Completion, it shall:

(a) hold the Transfer Shares upon trust for Filtrona as beneficial owner;

(b) account to Filtrona for all dividends, interest, bonuses, distributions or other sums whatsoever received by Bunzl in respect of the Transfer Shares;

(c) deliver to Filtrona any notice, letter or other document of any nature whatsoever relating to the Transfer Shares as soon as reasonably practicable upon receipt of the same;

(d) not exercise any of the rights, powers and privileges attaching to the Transfer Shares or otherwise capable of being exercised by the registered holder of the Transfer Shares without the consent of Filtrona.

5.8 The power of attorney constituted by clause 5.6 and the undertaking given in clause 5.7 above shall be irrevocable but shall terminate automatically on the date on which Filtrona or its nominee is entered in the register of members of Filtrona as the holder of the Transfer Shares.

6. POST-COMPLETION OBLIGATIONS

6.1 Subject to Filtrona having passed an ordinary resolution to consolidate the Demerger Shares with effect from immediately following Admission, the Demerger Shares shall be consolidated on a one for two basis (the "**Consolidated Demerger Shares**").

6.2 Subject to the consolidation of the Demerger Shares as described in clause 6.1 having taken place and to Filtrona having passed a special resolution to reduce the share capital of Filtrona by decreasing the nominal value of each ordinary share in the capital of Filtrona by 100 pence (the "**Reduction of Capital**") and the Court having confirmed

the Reduction of Capital, Filtrona shall register the Court order confirming the Reduction of Capital with the Registrar of Companies.

6.3 The parties agree that all individual fractional entitlements to the Consolidated Demerger Shares resulting from the consolidation of Demerger Shares referred to in clause 6.1 will be aggregated and sold in the market and that Filtrona shall only retain the aggregate proceeds thereof where the aggregate amount to which any Qualifying Bunzl Shareholder would, when aggregated with the aggregate amount (if any) to which such Qualifying Bunzl Shareholder is entitled in respect of his individual fractional entitlement in relation to the Bunzl Consolidation, be entitled (net of any commissions, dealing costs and administrative expenses) in respect of such fractional entitlements is less than £3.

6.4 Following the consolidation of the Demerger Shares and the Reduction of Capital pursuant to clauses 6.1 and 6.2, Filtrona shall procure that definitive certificates representing the Consolidated Demerger Shares shall be despatched to the Qualifying Bunzl Shareholders (other than to holders of Bunzl Shares held through CREST, whose CREST nominee accounts will be credited with the Consolidated Demerger Shares).

7. TRANSFER OF SHARE IN BUNZL INTERNATIONAL GmbH

7.1 Conditional upon Completion, Bunzl agrees to procure that Bunzl German Holdings Limited shall sell and Filtrona agrees to procure that FIL International Limited shall purchase one share of EUR 376,350 in the capital of Bunzl International GmbH (the **"BI Share"**) in consideration of the payment of £2,088,000, being the market value of the BI Share as agreed between the parties.

7.2 Completion of the sale and purchase of the BI Share shall take place within 30 days following Completion, or within such further period as the parties may agree, at which time:

(a) Filtrona shall procure that FIL International Limited shall pay to Bunzl German Holdings Limited the total consideration payable in respect of the BI Share by way of telegraphic transfer to such bank account as Bunzl shall nominate; and

(b) Bunzl and Filtrona shall procure that Bunzl German Holdings Limited and FIL International Limited respectively shall execute before a German notary public a deed of transfer in respect of the BI Share and such other documents or deeds as FIL International Limited shall reasonably require in connection with completion of the sale and purchase.

8. ESTABLISHMENT OF THE SEPARATION COMMITTEE

8.1 Bunzl and Filtrona shall establish a separation committee (the "**Separation Committee**") to review and assist in the implementation of this Agreement after Completion, to consider any additional issues arising from the implementation of the Demerger and to determine any disputes which may arise between members of the Bunzl Group and of the Filtrona Group.

8.2 The Separation Committee shall meet from time to time as agreed by Bunzl and Filtrona.

8.3 The members of the Separation Committee shall be the finance directors of each of Bunzl and Filtrona. The members of the Separation Committee shall be entitled to invite such other persons as they may determine to attend particular meetings of the Separation Committee. The Separation Committee shall determine its own remit and procedures.

9. GUARANTEES

9.1 Filtrona undertakes to Bunzl to obtain the release in full of each member of the Bunzl Group from any Bunzl Group Company Guarantee to which it is a party as soon as practicable following Completion and, in any event, no later than the date falling six months after Completion.

9.2 For so long as and to the extent that any release from a Bunzl Group Company Guarantee has not been obtained, Filtrona shall:

(a) ensure that no member of the Filtrona Group shall enter into any further commitment or obligation, other than in respect of existing contractual arrangements, which would increase any Bunzl Group Company's actual or contingent liability under any such Bunzl Group Company Guarantee or any future guarantee of any Bunzl Group Company;

(b) use its reasonable endeavours to ensure that no third party or member of the Filtrona Group shall have recourse to any such Bunzl Group Company Guarantee; and

(c) indemnify Bunzl and any member of the Bunzl Group against any and all liabilities and Costs arising in respect of any event or circumstance either before, on or after Completion under or by reason of that Bunzl Group Company Guarantee (whether as a result of any breach by any member of the Filtrona Group of its obligations to which such Bunzl Group Company Guarantee relates or otherwise).

9.3 Bunzl undertakes to Filtrona to obtain the release in full of each member of the Filtrona Group from any Filtrona Group Company Guarantee to which it is a party as soon as practicable following Completion and, in any event, no later than the date falling six months after Completion.

9.4 For so long as and to the extent that any release from a Filtrona Group Company Guarantee has not been obtained, Bunzl shall:

(a) ensure that no member of the Bunzl Group shall enter into any further commitment or obligation, other than in respect of existing contractual arrangements, which would increase any Filtrona Group Company's actual or contingent liability under any such Filtrona Group Company Guarantee or any future guarantee of any Filtrona Group Company;

(b) use its reasonable endeavours to ensure that no third party or member of the Bunzl Group shall have recourse to any such Filtrona Group Company Guarantee; and

(c) indemnify Filtrona and any member of the Filtrona Group against any and all liabilities and Costs arising in respect of any event or circumstance either before, on or after Completion under or by reason of that Filtrona Group Company Guarantee (whether as a result of any breach by any member of the Bunzl Group of its obligations to which such Filtrona Group Company Guarantee relates or otherwise).

The provisions of Schedule 8 shall apply in relation to the making of any claim under any of the indemnities given under this clause 9.

10. ALLOCATION OF DEBT

Bunzl and Filtrona agree that the Debt Allocation Principles set out their agreement with regard to the allocation of debt between the Bunzl Group and the Filtrona Group.

11. TAX

11.1 The Parties agree that upon execution of this Agreement they shall enter into a deed of tax covenant in the form set out at Schedule 1 and that and any claim or potential claim in respect of any liability relating to Tax shall be determined and calculated solely in accordance therewith.

12. DEALINGS BETWEEN GROUPS

Access to books and records

12.1 Each party (the "**Providing Party**") shall for a period of six (6) years from the date hereof give to the other (the "**Requesting Party**") reasonable access during normal business hours (unless otherwise agreed) to and the right to copy records and books in hard copy form belonging to the Providing Party or any of its subsidiaries and the right to question employees of the Providing Party:

(a) for the purpose of complying with statutory obligations or an order of any court of competent jurisdiction binding on the Requesting Party; or

(b) to the extent that the Requesting Party has a reasonable requirement for such access or questioning and the Providing Party gives its consent to such access or questioning, such consent not to be unreasonably withheld or delayed,

except to the extent such access is restricted by law or the terms of any agreement or is confidential or subject to a claim for legal professional privilege.

Provision of information

12.2 Filtrona agrees to provide, or procure the provision of, to Bunzl (or any Bunzl Group Company), to the extent necessary, such financial information as Bunzl (or any Bunzl

Group Company) may reasonably require and within such timescales as Bunzl (or any Bunzl Group Company) may reasonably request in order to prepare its accounts for the month ending on 31 May 2005, its accounts for the half year period ending 30 June 2005 and its full year audited accounts for the year ending 31 December 2005. In particular, without limitation to the foregoing, Filtrona shall, in accordance with a timetable for the provision of such information which shall be similar to that previously adopted by Bunzl (or any Bunzl Group Company) for prior financial periods, provide or procure the provision to Bunzl (or any Bunzl Group Company) of, for the Filtrona Business and individually for each Filtrona Group Company, the same type of accounting information, and to the same level of detail and in the same format and manner, as the Filtrona Business or the Filtrona Group Company has provided to Bunzl (or any Bunzl Group Company) prior to the date hereof. Information shall, if requested by Bunzl (or any Bunzl Group Company), be provided in such format as was previously adopted by Bunzl (or any Bunzl Group Company). Filtrona agrees to provide to Bunzl (or any Bunzl Group Company) such additional information and within such timescale as may be reasonably required by Bunzl (or any Bunzl Group Company).

12.3 Bunzl agrees to provide, or procure the provision of, to Filtrona (or any Filtrona Group Company), to the extent necessary such information as Filtrona (or any Filtrona Group Company) may reasonably require and within such timescale as Filtrona (or any Filtrona Group Company) may reasonably request in order to prepare its accounts for its half year period ending 30 June 2005 and its full year audited accounts for its year ending 31 December 2005.

12.4 Bunzl and Filtrona agree that they shall consult and co-operate with each other in relation to the finalisation of their respective Group Companies' full year audited accounts for the year ended 31 December 2004 and for the year ending 31 December 2005.

Interim results

12.5 Each party agrees to consult with the other party in relation to the timing and contents of any announcement to be made by it in relation to its interim results for it in half year period ending 30 June 2005 and to co-operate with the other party so as to ensure that, where appropriate, such announcements are made by the parties on the same date.

Charges

12.6 The Requesting Party shall reimburse to the Providing Party such reasonable third party Costs as the Providing Party may incur in relation to the exercise of the rights specified in clause 12.1. Bunzl shall reimburse to Filtrona and Filtrona shall reimburse to Bunzl such reasonable third party Costs as the other may incur in relation to the exercise of its rights specified in clauses 12.2 and 12.3 respectively.

Names

12.7 Filtrona shall, and shall procure that the Filtrona Group Companies shall, as from the date of Completion, cease to use in any manner whatsoever the Bunzl Trade Marks and any domain names which include any Bunzl Trade Mark except that.

(a) the Filtrona Group Companies shall be permitted until 31 December 2005 to use or display on stationery, marketing material, signs, buildings, fixtures, hoardings and vehicles only, any of the Bunzl Trade Marks in the same manner and to the same extent as they are being used by such Filtrona Group Company immediately prior to Completion; and

(b) any Filtrona Group Company whose name contains the word "Bunzl" shall be entitled to retain such name following the Demerger, provided that Filtrona shall use its reasonable endeavours to procure the change of any such name to a name which does not include the word "Bunzl" as soon as is practicable and, in any event, by no later than 31 December 2005.

12.8 Notwithstanding the rights granted to Filtrona and the Filtrona Group Companies pursuant to clause 12.7, all Intellectual Property Rights in and to the Bunzl Trade Marks shall remain or become the property of Bunzl or the relevant Bunzl Group Company and Filtrona acknowledges that all goodwill associated with the use of the Bunzl Trade Marks pursuant to clause 12.7 shall vest in Bunzl or the relevant Bunzl Group Company. In the event that any Intellectual Property Right in any Bunzl Trade Mark or any goodwill associated therewith vests in Filtrona or a Filtrona Group Company, Filtrona shall immediately upon becoming aware of the vesting of such Intellectual Property Right or goodwill take all such steps as are necessary to assign or procure the assignment of such Intellectual Property Right or goodwill to Bunzl or the relevant Bunzl Group Company.

12.9 Without prejudice to the foregoing or the trade mark rights of the Bunzl Group, Filtrona shall procure that, save as expressly permitted pursuant to clause 12.7, for a minimum period of five years following Completion, no member of the Filtrona Group shall use, apply to register, register or cause or assist any other person to register or apply to register any such Bunzl Trade Mark or any confusingly similar name or mark in respect of a business which competes with the business of the Bunzl Group from time to time or in a way which, without due cause, takes or would take unfair advantage of or is or would be detrimental to the character of such Bunzl Trade Mark.

12.10 Filtrona shall and shall procure that each member of the Filtrona Group shall maintain, at all times, high quality standards for all services in connection with which the Bunzl Trade Marks are used as permitted by clause 12.7, which standards shall be no less than the standards of quality that are maintained by the Current Bunzl Group over the 12 month period prior to and ending on the date of Completion.

12.11 Bunzl shall, and shall procure that the Bunzl Group Companies shall, as from the date of Completion, cease to use in any manner whatsoever the Filtrona Trade Marks and any domain names which include any Filtrona Trade Mark EXCEPT THAT the Bunzl Group Companies shall be permitted for a period of six (6) months from the date of Completion to use or display on signs, buildings, fixtures, hoardings and vehicles only, any of the Filtrona Trade Marks in the same manner and to the same extent as they are being used by such Bunzl Group Company immediately prior to Completion.

12.12 Notwithstanding the rights granted to Filtrona and the Filtrona Group Companies pursuant to clause 12.11, all Intellectual Property Rights in and to the Filtrona Trade Marks shall remain or become the property of Filtrona or the relevant Filtrona Group

Company and Bunzl acknowledges that all goodwill associated with the use of the Filtrona Trade Marks pursuant to clause 12.11 shall vest in Filtrona or the relevant Filtrona Group Company. In the event that any Intellectual Property Right in any Filtrona Trade Mark or any goodwill associated therewith vests in Bunzl or a Bunzl Group Company, Bunzl shall immediately upon becoming aware of the vesting of such Intellectual Property Right or goodwill take all such steps as are necessary to assign or procure the assignment of such Intellectual Property Right or goodwill to Filtrona or the relevant Filtrona Group Company.

12.13 Without prejudice to the foregoing or the trade mark rights of the Filtrona Group, Bunzl shall procure that, save as expressly permitted pursuant to clause 12.11, for a minimum period of five years following Completion, no member of the Bunzl Group shall use, apply to register, register or cause or assist any other person to register or apply to register any such Filtrona Trade Mark or any confusingly similar name or mark in respect of a business which competes with the business of the Filtrona Group from time to time or in a way which, without due cause, takes or would take unfair advantage of or is or would be detrimental to the character of such Filtrona Trade Mark.

12.14 Bunzl shall and shall procure that each member of the Bunzl Group shall maintain, at all times, high quality standards for all services in connection with which the Filtrona Trade Marks are used as permitted by clause 12.11, which standards shall be no less than the standards of quality that are maintained by the Current Bunzl Group over the 12 month period prior to and ending on the date of Completion.

13. BUNZL GROUP SYSTEM DATABASE

13.1 Subject to clause 13.2, Filtrona shall at Completion assign and undertake to procure the assignment to Bunzl of all Intellectual Property Rights in respect of the BGS Database vesting in any Filtrona Group Company at the date hereof or at any time in the future prior to the Database Migration Date, including without limitation all Intellectual Property Rights in relation thereto which vest in any Filtrona Group Company pursuant to the Contractual Development Agreement dated 27 January 2003 and the Contractual Services Agreement dated 27 January 2003, each between Filtrona International Limited and ITC Infotech India Limited.

13.2 The assignment of Intellectual Property Rights to Bunzl pursuant to clause 13.1 shall be subject to the grant by Bunzl to Filtrona of a perpetual, irrevocable, worldwide, royalty-free, assignable licence (with the right to sub-licence) to use the BGS Database (other than any data in the BGS Database as at the Database Migration Date that does not relate to the businesses owned, operated or carried on by the Filtrona Group Companies as at the Database Migration Date) for the internal business purposes of the Filtrona Group Companies.

14. RETIREMENT BENEFITS

The provisions of Schedule 3 sets out the arrangements proposed in relation to the retirement benefit schemes operated by the Bunzl Group.

15. EMPLOYEE SHARE SCHEMES

The provisions of Schedule 6 set out the arrangements proposed in relation to the Bunzl Share Schemes.

16. INSURANCE

16.1 Without prejudice to any entitlement of a Filtrona Group Company under existing insurance arrangements in place in respect of the Current Bunzl Group, each of Bunzl and Filtrona confirms to the other that it shall put in place or maintain (as applicable) separate arrangements for the insurance required by it and the members of its Group with effect from Completion.

16.2 The terms on which the relevant policy excess or deductible in respect of pre-Completion insurance claims relating to the period prior to Completion is to be dealt with are as set out in the Transitional Services Agreement.

17. TRANSFERRED INTRA-GROUP INDEBTEDNESS

17.1 It is hereby agreed between the parties that they shall use their reasonable endeavours to procure the entering into by Bunzl Finance, Filtrona Finance and (as applicable) any other member of their respective Groups of the Loan Transfer Agreements. If at any time following Completion, and by reason of any legal or regulatory restriction or requirement arising under any applicable law, it is not possible for a Relevant Borrower to repay any monies due and owing by it to Filtrona Finance in accordance with the terms of any applicable Loan Transfer Agreement, or if such Loan Transfer Agreement is for any other reason not capable of being fully implemented, Filtrona shall procure that such Relevant Borrower shall repay such amounts to Bunzl Finance in accordance with the terms of the Original Loan Agreement (on the basis that the relevant Loan Transfer Agreement had not been entered into) and Bunzl shall procure that an amount equal to such payment is paid within 5 Business Days to Filtrona Finance.

18. BUNZL EMBALLAGE FRANCE Sarl

18.1 Bunzl agrees that, following Completion, it shall have conduct of and be responsible for the liquidation of Bunzl Emballage France Sarl (the "**Emballage Liquidation**") and shall, in particular, take all necessary actions and pay all Costs in connection with completion of the Emballage Liquidation.

18.2 Subject to clause 18.3, Bunzl hereby covenants and undertakes to indemnify on an after tax basis and keep indemnified Filtrona (for itself and as trustee for each Filtrona Group Company) from and against any obligation, including any liabilities, losses, demands, claims, Costs, Tax and damages whatsoever suffered or arising following Completion in respect of the Emballage Liquidation.

18.3 Filtrona shall procure that Bunzl is provided with such reasonable assistance, including (without limitation) access to personnel and records, as is necessary to enable it to comply with its obligations under clause 18.1.

19. DOLLINGER BUILDING

19.1 Bunzl hereby covenants and undertakes to indemnify on an after Tax basis and keep indemnified Filtrona (for itself and as trustee for each Filtrona Group Company) from and against any obligation, including any liabilities, losses, demands, claims, Costs, Tax and damages whatsoever suffered or arising following Completion in respect of the occupation or ownership by any Filtrona Group Company of the Dollinger Building or any arrangement entered into or obligation undertaken by any Filtrona Group Company at any time in relation to such occupation or ownership but, without prejudice to any liability which Filtrona may have to Bunzl in relation to Filtrona Business Liabilities pursuant to Schedule 7 relating to the business formerly carried on Dollinger Corporation..

19.2 Filtrona shall allow (and shall procure that each Filtrona Group Company shall allow) Bunzl to have exclusive conduct of any matter or claim relating to the Dollinger Building and shall not admit, settle or compromise any such matter or claim without the prior written consent of Bunzl.

19.3 Filtrona shall procure that the relevant Filtrona Group Company shall enter into such agreement as may be necessary in order to assign to a Bunzl Group Company all rights in or to any amounts payable by any third party to the Filtrona Group in respect of the Dollinger Building. In the event that any Filtrona Group Company receives any amount payable by any third party in respect of the Dollinger Building Filtrona shall procure that it shall forthwith following receipt pay over such amount to Bunzl or to such other Bunzl Group Company as Bunzl shall direct.

20. BUNZL PLASTICOS

Filtrona hereby covenants and undertakes to indemnify on an after tax basis and keep indemnified Bunzl (for itself and as trustee for each Bunzl Group Company) from and against any obligation, including any fines, liabilities, losses, demands, claims, Costs and damages whatsoever suffered or arising following Completion in respect of the non-payment of the total nominal face value of the 60,000 ordinary nominative shares of Bunzl Plasticos representing 100% of its share capital as of Completion, and to be transferred to FIL International Limited pursuant to a Share Purchase Agreement dated 9 May 2005. For the avoidance of doubt, Filtrona expressly undertakes that it shall be solely responsible (to the exclusion of Bunzl or any Bunzl Group Company) for any payment or for any liability whatsoever arising in connection with the disbursement still pending of such total nominal face value.

21. BUNZL INDEMNITIES

21.1 The issue by Filtrona of the Demerger Shares to Qualifying Bunzl Shareholders on Completion in accordance with this Agreement shall extinguish any obligation whatsoever to issue any shares to any former, present or future holder of Bunzl Shares or of other securities of Bunzl in consideration of the transfer of the Transfer Shares to Filtrona, and Bunzl hereby covenants and undertakes to indemnify on an after tax basis and keep indemnified Filtrona (for itself and as trustee for each Filtrona Group Company) from and against any such obligation, including any liabilities, losses,

demands, claims, Costs, Tax and damages whatsoever suffered or arising, directly or indirectly from or in consequence of:-

(a) any claim by any person that he became a holder of or was otherwise entitled to Bunzl Shares (or other securities he shall claim to be relevant for such purposes) prior to or at the Demerger Record Time and was, by virtue of such holding, entitled to be issued Demerger Shares; and

(b) any claim by any person that his rights to be entered into the register of members of Filtrona in respect of Demerger Shares have not been satisfied as a result of a dispute over the time or otherwise in respect of the sale or transfer to or by him of Bunzl Shares (or other securities he shall claim to be relevant for such purpose

21.2 The provisions of Schedule 8 shall apply in relation to the making of any claim under the Bunzl Indemnities.

22. MUTUAL PROVISIONS IN RELATION TO BUNZL AND FILTRONA

22.1 It is the intention of Bunzl and Filtrona that, as between the parties, and save as specifically provided in this Agreement, Bunzl should be responsible for all matters relating to the Outsourcing Business and that Filtrona should be responsible for all matters relating to the Filtrona Business. Accordingly, and without prejudice to the specific provisions of this Agreement, the parties have agreed to the undertakings set out in Schedule 7 and clause 9 (Guarantees).

23. CONTRACTUAL ARRANGEMENTS

23.1 The following provisions of this clause 23 shall apply in relation to certain outstanding agreements which, prior to the Demerger, have been dealt with by Bunzl or have involved the common use of assets or services by both the Bunzl Group and the Filtrona Group. For the avoidance of doubt, these provisions shall not apply to agreements relating to past disposals.

23.2 If, following the Demerger, there are any agreements or contractual arrangements with third parties which have been entered into by any Bunzl Group Company in relation to matters exclusively affecting the Filtrona Business or the business of any Filtrona Group Company or by any Filtrona Group Company in relation to matters exclusively affecting the Outsourcing Business or the business of any Bunzl Group Company but which are wholly or partly unperformed ("**Outstanding Agreements**") Bunzl and Filtrona will use all reasonable endeavours to procure the entering into of a novation agreement in terms to be agreed with the relevant third party in relation to each of the Outstanding Agreements and each of Bunzl and Filtrona shall procure that any of its respective Group companies which is party to such Outstanding Agreement will join in the relevant novation agreement, provided that such reasonable endeavours:

(a) on the part of the transferring company shall in no event require it to do more than agreeing (acting reasonably) and entering into the novation agreement mentioned above, procuring that any relevant Group company does likewise

and bearing its own Costs and the Costs of any Group company in connection with such novation; and

(b) on the part of the receiving company shall in no event require it to do more than paying or performing any accrued liability or obligation which is properly required to be paid or performed as a condition of such novation, agreeing (acting reasonably) and entering into the novation agreement mentioned above (including giving any new guarantee reasonably required in respect thereof) and procuring that any relevant Group company does likewise and bearing its own Costs and the Costs of any Group company and the reasonable Costs of any relevant third party in connection with such novation and guarantee.

23.3 In relation to each Outstanding Agreement, pending the entering into of a novation agreement in respect of it:

(a) the transferring company shall hold the benefit of such Outstanding Agreement (excluding Outstanding Agreements relating to Intellectual Property Rights or know-how) on trust for the receiving company absolutely;

(b) the transferring company shall if so required by the receiving company in writing assign the benefit of the Outstanding Agreement to the receiving company in so far as it is able to do so and, to the extent it is not able so to assign any benefit of any Outstanding Agreement which is a licence of Intellectual Property Rights or know-how under which it is entitled to sub-licence to the receiving company, shall if so required by the receiving company in writing, sub-licence to the receiving company under that Outstanding Agreement to the extent it is able so to do;

(c) unless and until any assignment pursuant to sub-clause (b) above has taken place the transferring company shall take such action as the receiving company may reasonably require in writing to enforce for the benefit of that company such Outstanding Agreement against the other parties to it or to defend or settle for the benefit of the receiving company any action or claim brought or made by any person entitled to the benefit of such Outstanding Agreement; and

(d) save as is otherwise specifically provided in this Agreement in relation to Costs, Bunzl or Filtrona as the case may be (being either itself, or the parent of, the receiving company) shall pay and indemnify the other (for itself and as trustee for any other Bunzl Group Company or Filtrona Group Company (as applicable)) against all claims, demands, actions, losses, liabilities and expenses suffered or incurred by the transferring company or any Bunzl Group Company or Filtrona Group Company (as applicable) in pursuance of this clause or otherwise in relation to such Outstanding Agreement.

23.4 If following Completion there are any agreements or contractual arrangements with third parties which have been entered into by any Bunzl Group Company or by any Filtrona Group Company in relation to matters which affect both the Outsourcing Business and the Filtrona Business then Bunzl and Filtrona shall co-operate fully to procure, so far as is practicable or desirable to both, either that such agreements or contractual arrangements are terminated as soon as possible and replaced by such separate

agreements or contractual arrangements as may be considered necessary or appropriate between such third parties on the one hand and the relevant Bunzl Group Company and Filtrona Group Company on the other hand or that, to the extent possible, appropriate sharing arrangements are entered into between the relevant Bunzl Group Company and the relevant Filtrona Group Company in relation to such agreements or contractual arrangements.

23.5 Save as is otherwise specifically provided in this Agreement in relation to Costs, each of Bunzl and Filtrona (as the case may be) shall pay to and indemnify the other against all claims, demands, actions, losses, Costs and liabilities which that other or any Filtrona Group Company or Bunzl Group Company (as the case may be) suffers or incurs in relation to those agreements or contractual arrangements referred to in clause 23.4 which properly relate to the business of the other or any other Filtrona Group Company or Bunzl Group Company (as the case may be). Pending the replacement of any such agreements or contractual arrangements by separate agreements or contractual arrangements, the relevant Bunzl Group Company or Filtrona Group Company (as the case may be) shall hold the benefit of such agreements or contractual arrangements on trust for itself (and any other Bunzl Group Company or any other Filtrona Group Company as the case may be) and (except to the extent that such benefit comprises a licence of any Intellectual Property Rights or know-how) for the other (and any other Filtrona Group Company or any other Bunzl Group Company as the case may be).

24. THIRD PARTY CONSENTS

24.1 Bunzl and Filtrona shall each use their reasonable endeavours in co-operation with each other to obtain all Third Party Consents on or prior to Completion and to ensure that the Costs associated with the acquisition of any such Third Party Consents (including, without limitation, any sums paid or payable to third parties in connection therewith) are minimised to the fullest extent practicable.

24.2 Both parties shall use their reasonable endeavours to ensure that the terms upon which any Third Party Consents are given are not breached, and that such Third Party Consents are not withdrawn during the course of the provision of the Services.

24.3 Each party shall bear its own internal Costs, and any Costs incurred by such party to third parties, in the performance of this clause 24.

25. FURTHER ASSURANCE

25.1 The parties undertake to co-operate in good faith following Completion to ensure that they and their respective Groups do such acts and things as may reasonably be necessary for the purpose of giving to Bunzl, Filtrona and their respective Groups the full benefit of all relevant provisions of this Agreement and the Reorganisation Agreements and all other agreements entered into in connection with the Demerger.

25.2 Filtrona shall procure the due performance of the obligations of the members of the Filtrona Group under the Reorganisation Agreements and all other agreements entered into or to be entered into by them in connection with the Demerger. Bunzl shall procure the due performance of the obligations of the members of the Bunzl Group under the Reorganisation Agreements and all other agreements entered into or to be entered into

by them in connection with the Demerger. In particular, in relation to the transfers contemplated by the Reorganisation Agreements listed in Part B of Schedule 9:

(a) each party undertakes to use all reasonable endeavours to procure the completion of such transfers in accordance with such Reorganisation Agreements, the Step Plan and any other relevant document(s) entered into or to be entered into in relation thereto prior to the date of this Agreement on terms which provide for net cash payments equal to the amounts shown in relation to the corresponding steps in the attachment to Schedule 12;

(b) pending completion of such transfers, each party agrees and confirms that (i) it will not take any step in relation to the shares, securities or other assets the subject matter of any such transfer (the **"Subject Securities"**) which is incompatible with completion of such transfer; (ii) it will allow the other party free and unfettered access to the business and assets of the relevant undertaking(s); and (iii) it will hold the Subject Securities on trust for the other party, or will procure that they are so held.

25.3 During the period prior to Completion, Bunzl shall use its reasonable endeavours to procure the entering into by the respective parties thereto of such Reorganisation Agreements or other agreements or documents as shall be necessary to give effect to the proposed reorganization as set out in the Step Plan, if and to the extent that such agreements or documents have not have been entered into prior to the date of this Agreement.

25.4 The parties shall use all reasonable endeavours following Completion to procure that (and to procure that the members of their respective Groups use all reasonable endeavours to procure that) any necessary third party shall execute such documents and do such acts and things as may reasonably be required for the purpose of giving to Filtrona and Bunzl the full benefit of all relevant provisions of this Agreement.

25.5 Without prejudice to any other provision of this Agreement, the parties undertake to use reasonable endeavours following Completion to co-operate, and ensure that their respective Groups co-operate, with each other in relation to the conduct of litigation, inquiries from Government or regulatory bodies, investigations or other proceedings of a like nature (an "**Investigation**") where:

(a) they have a mutual interest in the Investigation; and

(b) co-operating in such manner would not materially adversely affect any material interest of either of them.

25.6 Nothing in this Agreement shall require any party to act in breach of any provision of the Data Protection Act 1998 (the "**DPA**") and each party shall only be required to fulfil its obligations under this Agreement to the extent permissible under the DPA. Without prejudice to the foregoing, neither party shall be required to disclose or make available to the other any information the disclosure or making available of which would or might, in the reasonable opinion of the disclosing party, cause the disclosing party to be in

breach of any duty of confidentiality (whether arising at common law or by statute) owed to any person other than the party requesting disclosure or any of its subsidiaries.

25.7 If within four years after Completion, it is found that any companies, businesses or other assets (including, without limitation, any Intellectual Property Rights), which were either used prior to Completion exclusively by any Filtrona Group Company in the Filtrona Business as described in the Listing Particulars or properly should be regarded as part of the Filtrona Business as described in the Listing Particulars or any of the interests in the Filtrona Group Companies, are in the ownership of any Bunzl Group Company, and provided that such finding is notified to the other party by the discovering party within four years after Completion which it shall be obliged to do, Bunzl shall transfer or assign or procure that any other Bunzl Group Company shall transfer or assign its interest in such companies, businesses or assets to Filtrona or such other Filtrona Group Company as Filtrona shall nominate, for no consideration and, on such issue of ownership coming or being brought to the attention of Bunzl or the relevant Bunzl Group Company, then Bunzl or such Bunzl Group Company shall immediately procure that the relevant interest in such companies, businesses or assets is preserved and not exploited pending its transfer or assignment to Filtrona or another Filtrona Group Company.

25.8 If within four years after Completion, it is found that any companies, businesses or other assets (including, without limitation, any Intellectual Property Rights), which were either used prior to Completion exclusively by any Bunzl Group Company in the Outsourcing Business or properly should be regarded as part of the Outsourcing Business or any of the interests in the Bunzl Group Companies, are in the ownership of any Filtrona Group Company, and provided that such finding is notified to the other party by the discovering party within four years after Completion which it shall be obliged to do, Filtrona shall transfer or assign or procure that any other Filtrona Group Company shall transfer or assign its interest in such companies, businesses or assets to Bunzl or such other Bunzl Group Company as Bunzl shall nominate, for no consideration and, on such issue of ownership coming or being brought to the attention of Filtrona or the relevant Filtrona Group Company, then Filtrona or such Filtrona Group Company shall immediately procure that the relevant interest in such companies, businesses or assets is preserved and not exploited pending its transfer or assignment to Bunzl or another Bunzl Group Company.

25.9 Bunzl hereby grants and shall procure that each Bunzl Group Company grants, with effect from Completion, to the Filtrona Group a non-exclusive, royalty-free, perpetual, worldwide, assignable, irrevocable licence (with a right to sub-licence) of all Intellectual Property Rights and know-how owned by any Bunzl Group Company and which have been used (but not exclusively) in the Filtrona Business prior to Completion, provided that the Intellectual Property Rights so licensed shall not include any Intellectual Property Rights subsisting in any of the Bunzl Trade Marks.

25.10 Filtrona hereby grants and shall procure that each Filtrona Group Company grants, with effect from Completion, to the Bunzl Group a non-exclusive, royalty-free, perpetual, worldwide, assignable, irrevocable licence (with a right to sub-licence) of all Intellectual Property Rights and know-how owned by any Filtrona Group Company and which have been used (but not exclusively) in the Outsourcing Business prior to Completion,

provided that the Intellectual Property Rights so licensed shall not include any Intellectual Property Rights subsisting in any of the Filtrona Trade Marks.

25.11 In the event that within six years after the date of Completion Bunzl or Filtrona becomes controlled by a person or persons who do not control Bunzl or Filtrona (as applicable) at the date of Completion, then Bunzl or Filtrona (as applicable) shall within 14 days of such change of control procure that such person or persons agree in writing, in a form agreed by the other party, being Bunzl or Filtrona (as applicable), to be bound by the terms of this Agreement.

26. PAYMENTS

26.1 Payments due to be made under this Agreement shall, if not paid within 30 days of the due date, carry interest at a rate of 2% above the base lending rate from time to time of NatWest Bank plc for the period from the date falling 30 days after the due date to the date of actual payment.

26.2 Payments due to be made under this Agreement shall be free and clear of all deductions, withholdings, set-offs, or counterclaims whatsoever, except as may be required by law. If any deductions or withholdings are required by law the paying party shall be obliged to pay such sum as will, after such deduction, withholding, set-off or counter-claim has been made, leave the receiving party with the same amount as it would have been entitled to receive in the absence of any such requirement to make a deduction or withholding.

27. RESTRICTIVE COVENANT

27.1 For a period of 12 months from Completion, Bunzl shall not, and shall procure that each Bunzl Group Company shall not, without the prior written consent of Filtrona, directly or indirectly, employ, solicit or contact with a view to his employment by another person, a director, officer, senior executive or management grade employee of any Filtrona Group Company who is employed by a Filtrona Group Company at Completion, or any employee of any Filtrona Group Company who is involved in the provision of services to any Bunzl Group Company pursuant to the Transitional Services Agreement.

27.2 For a period of 12 months from Completion, Filtrona shall not, and shall procure that each Filtrona Group Company shall not, without the prior written consent of Bunzl, directly or indirectly, employ, solicit or contact with a view to his employment by another person, a director, officer, senior executive or management grade employee of any Bunzl Group Company who is employed by a Bunzl Group Company at Completion, or any employee of any Bunzl Group Company who is involved in the provision of services to any Filtrona Group Company pursuant to the Transitional Services Agreement.

27.3 The restrictions set out in clauses 27.1 and 27.2 shall not prevent either party from employing or engaging the services of any employee who responds to a general recruitment solicitation.

28. CONFIDENTIALITY

28.1 For the purposes of this clause 28:

(a) **"Confidential Information"** means:

(i) (in relation to the obligations of Bunzl under this clause 28) any information received or held by Bunzl (or any of its Representatives) where such information relates to the Filtrona Group; or

(ii) (in relation to the obligations of Filtrona under this clause 28) any information received or held by Filtrona (or any of its Representatives) where such information relates to the Bunzl Group; and

(iii) information relating to the provisions and subject matter of, and negotiations leading to, this Agreement and any other document referred to herein;

and includes not only written information but information transferred or obtained orally, visually, electronically or by any other means;

(b) **"Representatives"** means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, external legal advisers, accountants, consultants and financial advisers of that party and/or of its respective Affiliates.

28.2 Each party undertakes to the other that it shall (and shall procure that each of its Representatives shall) maintain Confidential Information in confidence and not disclose that Confidential Information to any person except as permitted by this clause 28 or with the prior written approval of the other party.

28.3 The confidentiality obligation under clause 28.2 shall not apply if and to the extent that Bunzl or Filtrona (as the case may be) can demonstrate that:

(a) such disclosure is required by law or regulation or by any stock exchange or any regulatory, governmental or antitrust body (including, for the avoidance of doubt, any Tax Authority) having applicable jurisdiction (provided that, in such circumstances, the disclosing party shall use its reasonable endeavours to first inform the other of its intention to disclose such information and take into account the reasonable comments of the other party unless and to the extent prohibited by any applicable law or the rules of any relevant regulatory authority);

(b) the Confidential Information concerned has come into the public domain other than through its fault (or that of its Representatives) or the fault of any person to whom such Confidential Information has been disclosed in accordance with this clause 28.3;

(c) the disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement or any other document referred to herein.

28.4 Each party undertakes that it (and its Affiliates) shall only disclose Confidential Information to its Representatives if it is reasonably required for the purposes of exercising the rights or performing the obligations under this Agreement or the other

documents referred to herein and only if the Representatives are informed of the confidential nature of the Confidential Information.

28.5 Each party undertakes not to say anything publicly or make any announcement which is likely to be harmful to the other party's (including that party's Affiliates) business or reputation or which may reasonably lead any person to cease to deal with the other party or its Affiliates on substantially the same terms as those previously offered or at all (except as may be required by law or regulation).

28.6 The provisions of this clause 28 shall survive termination and/or Completion.

29. DISPUTE RESOLUTION

The resolution of any disputes arising in relation to this Agreement shall be as follows:

(a) by referring the matter in dispute to the Separation Committee in the first instance;

(b) if after the expiry of 60 days from such referral the matter remains unresolved, then the matter shall be referred to the Chairman of each of Bunzl and Filtrona who shall use their respective best endeavours to resolve the dispute in accordance with the intentions behind this Agreement;

(c) if after the expiry of 30 days from the time the matter in dispute was referred to the Chairman of each of Bunzl and Filtrona the matter remains unresolved, the Chairman of each of Bunzl and Filtrona shall agree whether the matter is one which is capable of resolution by an independent accountant. If so, the provisions of Part A of Schedule 10 shall apply. If the Chairman of each of Bunzl and Filtrona fail to so agree, the matter shall (unless the parties agree otherwise) be referred for mediation at the Centre for Dispute Resolution in accordance with the provisions of Part B of Schedule 10; and

(d) if the dispute fails to be resolved by mediation it shall be referred to arbitration in accordance with the provisions set out in clause 36 (Arbitration).

30. ENTIRE AGREEMENT

30.1 This Agreement and the other documents referred to herein set out the entire agreement and understanding between the parties in respect of the subject matter of this Agreement. It is agreed that:

(a) neither party has entered into this Agreement or any other document referred to in this Agreement in reliance upon any statement, representation, warranty or undertaking of the other party or any of its Connected Persons which is not expressly set out or referred to in this Agreement or such other document;

(b) neither party shall have any claim or remedy in respect of misrepresentation (whether negligent or otherwise, and whether made prior to, and/or in, this Agreement) or untrue statement made by the other party or any of its Connected Persons;

(c) save as expressly set out in this Agreement or in any other agreement or document referred to in this Agreement, neither party shall owe any duty of care, nor have any liability in tort or otherwise, to the other party; and

(d) this clause shall not exclude any liability for, or remedy in respect of, fraudulent misrepresentation by a party or any of its Connected Persons.

The agreements and undertakings in this clause 30 are given by each party on its own behalf and as agent for each of its Connected Persons. Each party acknowledges that the other party gives such agreements and undertakings as such agent with the full knowledge and authority of each of its respective Connected Persons. In this clause 30, "**Connected Person**" means, in each case, to the extent that they are involved on behalf of a party, (i) a party's officers, employees, group undertakings, agents and advisers, (ii) officers, employees, agents and advisers of a party's group undertaking; and (iii) officers, employees and partners of any such agent or adviser or of any group undertaking of such an agent or adviser.

In this clause 30, "**group undertaking**" shall be construed in accordance with the Companies Act 1985.

30.2 Each party undertakes to the other party that each of its respective Connected Persons shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce the terms of this clause 30 (which for the avoidance of doubt does not include any right to make any claim under or pursuant to any other provision of this Agreement) subject to and in accordance with:

(a) the term that the parties to this Agreement may by agreement terminate or rescind or vary it in any way without the consent of any Connected Person; and

(b) the other terms and conditions of this Agreement.

31. NOTICES

31.1 Any notice or other communication to be given by one party to the other under, or in connection with, this Agreement shall be in writing and signed by or on behalf of the party giving it. It shall be served by sending it by fax to the number set out in clause 31.2, or delivering it by hand, or sending it by pre-paid recorded delivery, special delivery or registered post, to the address set out in clause 31.2 and in each case marked for the attention of the relevant party set out in clause 31.2 (or as otherwise notified from time to time in accordance with the provisions of this clause 31). Any notice so served by hand, fax or post shall be deemed to have been duly given:

(a) in the case of delivery by hand, when delivered;

(b) in the case of fax, at the time of transmission; and

(c) in the case of prepaid recorded delivery, special delivery or registered post, at 10.00 a.m. on the second Business Day following the date of posting,

PROVIDED THAT in each case where delivery by hand or by fax occurs after 6.00 p.m. on a Business Day or on a day which is not a Business Day, service shall be deemed to occur at 9.00 a.m. on the next following Business Day.

31.2 The addresses and fax numbers of the parties for the purpose of clause 31.1 are as follows:

Bunzl

Address:	110 Park Street London W1K 8NX
Fax:	020 7495 4953
For the attention of:	The Company Secretary

Filtrona

Address:	Avebury House 201-249 Avebury Boulevard Milton Keynes MK9 1AU
Fax:	01908 359102
For the attention of:	The Company Secretary

31.3 A party may notify the other party to this Agreement of a change to its name, relevant addressee, address or fax number for the purposes of this clause 31, provided that such notice shall only be effective on:

(a) the date specified in the notice as the date on which the change is to take place; or

(b) if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date falling five Business Days after notice of any change has been given.

32. ANNOUNCEMENTS

32.1 Prior to Completion, the parties shall consult together as to the terms of, the timetable for and manner of publication of, any announcement to shareholders, optionholders, employees, customers and suppliers or to the London Stock Exchange or any other authorities or to the media or otherwise which either may desire or be obliged to make regarding this Agreement or the consummation of the Demerger.

33. CONTRACTS (RIGHTS OF THIRD PARTIES)

33.1 Save as provided in clause 30.2, a person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

34. MISCELLANEOUS

Assignment

34.1 Neither of the parties may assign any of its rights or obligations under this Agreement in whole or in part without the prior written approval of the other.

No waiver

34.2 No waiver by a party of a failure or failures by the other party to perform any provision of this Agreement shall operate or be construed as a waiver in respect of any other or further failure whether of a like or different character.

Amendment

34.3 Except where specifically provided, this Agreement may be amended only by an instrument in writing signed by duly authorised representatives of each of the parties.

No partnership or agency

34.4 Nothing in this Agreement (or in any of the arrangements contemplated hereby) shall be deemed to constitute a partnership between the parties or any of them, nor constitute any party the agent of any other party for any purpose.

Severance

34.5 If any of the provisions of this Agreement is or becomes invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired. Notwithstanding the foregoing, the parties shall thereupon negotiate in good faith in order to agree the terms of a mutually satisfactory provision, achieving as nearly as possible the same commercial effect, to be substituted for the provision found to be invalid, illegal or unenforceable.

Continuing effect

34.6 Each provision of this Agreement shall continue in full force and effect after Completion, unless such provision has been fully performed on or before Completion.

Time of the essence

34.7 Time shall be of the essence in relation to clause 3 (Circular and Listing Particulars and pre-completion obligations), clause 4 (Transfer and issue of shares), clause 5 (Completion obligations) and clause 6 (Post-completion obligations), both as regards the dates and periods mentioned and as regards any dates and periods which may be

substituted for them in accordance with this Agreement or by agreement in writing between the parties.

Rights not exclusive

34.8 The rights and remedies of each party under this Agreement are cumulative and not exclusive of any rights or remedies of that party under the general law. Each party may exercise each of its rights as often as it thinks necessary.

Costs

34.9 The Costs incurred in connection with the Demerger shall be apportioned as set out in Schedule 2 or Schedule 1 (where appropriate).

Termination

34.10

(a) Notwithstanding any other provision of this Agreement, Bunzl may in its absolute discretion by notice in writing to Filtrona at any time prior to Completion terminate this Agreement whereupon no party shall have any claim against any other party hereto for compensation, costs, damages or otherwise and this agreement shall be of no further force or effect.

(b) Subject to paragraph (a) above, no party hereto shall be entitled to rescind or terminate any part of this Agreement after Completion for any reason whatsoever and the rights and obligations of the parties hereunder shall continue notwithstanding Completion.

Counterparts

34.11 This Agreement maybe entered into by any number of counterparts and by the parties to it on separate counterparts, each of which when so executed shall be an original, but all counterparts shall together constitute one and the same instrument.

35. GOVERNING LAW

This agreement is governed by and shall be construed in accordance with the laws of England.

36. ARBITRATION

Subject to the provisions of clause 29 (Dispute resolution) and Part B of Schedule 10, all disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce ("ICC"), which rules are deemed to be incorporated by reference into this clause, by a sole arbitrator appointed in accordance with the said Rules. The place of arbitration will be London.

IN WITNESS WHEREOF this Agreement has been executed by the duly authorised representatives of the parties the day and year first above mentioned.

Schedule 1
Tax Covenant

BETWEEN:

1. **BUNZL plc**, a company incorporated in England (company number 358948) having its registered office at 110 Park Street, London, W1K 6NX ("**Bunzl**")

AND

2. **FILTRONA plc**, a company incorporated in England (company number 5444653) having its registered office at 201-249 Avebury Boulevard, Milton Keynes, Buckinghamshire, MK9 1AU ("**Filtrona**")

WHEREAS this Deed is entered into pursuant to a Demerger Agreement (the "**Agreement**") of even date herewith and made between Bunzl and Filtrona.

NOW THIS DEED WITNESSES as follows:

1. INTERPRETATION

1.1 In this Deed:

"Accounts"	means, in relation to any company, the audited accounts of that company, or, if that company does not prepare audited accounts, the management or other similar accounts, for the most recent accounting period ended on or before Completion;
"Aggregate Overprovisions"	means, where any provision for Tax in the Accounts of a Filtrona Group Company (excluding the Specific Provisions and any provisions in any Accounts prepared under US GAAP) has proved to be an overprovision, the aggregate of each such overprovision;
"Aggregate Underprovisions"	means, where any provision for Tax in the Accounts of a Filtrona Group Company (excluding the Specific Provisions and any provisions in any Accounts prepared under US GAAP) has proved to be an underprovision, the aggregate of each such underprovision;
"Bunzl Consolidated Return"	means any Consolidated Return, other than a Dutch Consolidated Return or a German Consolidated Return, where the company which is required to make the Consolidated Return is a Bunzl Group Company;
"Bunzl Tax Liability"	means:
	(I) a liability of any Bunzl Group Company to make

or suffer an actual payment of Tax; and

(II) the use or set-off of any Relief in circumstances where, but for such use or set-off, any Bunzl Group Company would have had an actual liability to tax in respect of which Bunzl would have been able to make a claim against Filtrona under this Deed (the amount of the tax liability for these purposes being deemed to be equal to the amount of the actual liability to tax that is saved by the use or set-off of the Relief);

"Chargeable Payment" has the meaning ascribed to it by Section 214 ICTA;

"Claim" means the issue of any notice, letter or other document by or on behalf of any Tax Authority or the taking of any other action by or on behalf of any Tax Authority from which notice, letter, document or action it appears that a Tax Liability is to be, or will be, imposed on an Indemnified Company or that a transfer pricing adjustment is, or is likely, to be made in relation to any provision between any Bunzl Group Company and any Filtrona Group Company;

"Clearance Application" means the single demerger clearance application made by KPMG on behalf of Bunzl dated 3 February, 2005 applying for clearance under Sections 215 and 707 of ICTA and Section 138 TCGA;

"Consolidated Return" means any Tax return required to be made by a company which consolidates the profits and losses of that company with those of certain other companies so that no separate Tax return is submitted by the other companies concerned;

"Dutch Consolidated Return" means any Consolidated Return required to be made to any Tax Authority of the Netherlands which is required to include the profits and losses of any Bunzl Group Company;

"Event" includes (without limitation) any transaction, action or omission, any change in the residence of any person for the purposes of any Tax and a failure to take any action which would avoid an apportionment or deemed distribution of income;

"Filtrona Consolidated Return" means any Consolidated Return, other than a Dutch Consolidated Return or a German Consolidated Return, where the company which is required to make the

Consolidated Return is a Filtrona Group Company;

"Filtrona Overprovision" means, if the amount of the Aggregate Overprovisions exceeds the amount of the Aggregate Underprovisions, the amount of that excess;

"Filtrona Relief" means any Relief arising to a Filtrona Group Company which arises in respect of a period falling after Completion;

"Filtrona Tax Liability" means:

(III) a liability of any Filtrona Group Company to make or suffer an actual payment of Tax;

(IV) the use or set-off of any Filtrona Relief in circumstances where, but for such use or set-off, any Filtrona Group Company would have had an actual liability to tax in respect of which Filtrona would have been able to make a claim against Bunzl under this Deed (the amount of the tax liability for these purposes being deemed to be equal to the amount of the actual liability to tax that is saved by the use or set-off of the Filtrona Relief) and it shall be assumed for the purposes of this Deed that, Filtrona Reliefs are, so far as is lawfully possible, used in priority to any other Reliefs and, if it cannot be determined whether a Filtrona Relief or another Relief is so used, it shall be assumed that the Filtrona Relief is used in priority to any other Relief; and

(V) the amount of stamp duty (if any) which Filtrona is properly required to pay in order to be registered as the owner of the Transfer Shares if it shall be determined that Section 75 of the Finance Act 1986 did not apply to the transfer of such shares to Filtrona pursuant to the Demerger.

"German Consolidated Return" means any Consolidated Return required to be made to any Tax Authority of Germany which is required to include the profits and losses of any Bunzl Group Company;

"Group Payment Arrangement" means any arrangement entered into at any time between HM Revenue and Customs and any member of the Bunzl Group pursuant to Section 36 of the Finance Act 1998 for that or any other member of the Bunzl Group to discharge any liability of any Filtrona Group Company to pay corporation tax;

"IAS"	means international accounting standards as such term is defined in Section 50(2) of the Finance Act 2004;
"Indemnified Company"	has the meaning set out in Clause 9;
"Relief Surrender"	means: (a) a surrender of any loss, allowance or other amount eligible for surrender by way of group relief in accordance with the provisions of sections 402 to 413 ICTA; (b) a surrender of the benefit of any amount of advance corporation tax in accordance with Section 240 ICTA; (c) a notional transfer of any asset or reallocation of a gain or loss in accordance with Section 171A TCGA or Section 179A TCGA; (d) a surrender or eligible unrelieved foreign tax in accordance with The Double Taxation Relief (Surrender of Relievable Tax Within a Group) Regulations 2001 (SI 2001/1163); or (e) a reallocation of a chargeable realisation gain in accordance with paragraph 66 of Schedule 29 to the Finance Act 2002;
"Relief"	includes (without limitation), unless the context otherwise requires, any allowance, credit, deduction, exemption or set-off in respect of any tax or relevant to the computation of any income, profits or gains for the purposes of any tax, or any right to a repayment of or saving of tax;
"Reorganisation"	means the transactions carried out pursuant to the Reorganisation Agreements;
"Specific Provisions"	means that portion of the provisions carried in the consolidated group accounts of Bunzl which are transferred to the consolidated group accounts of Filtrona;
"Standard Return"	means any Tax return required to be made to any Tax Authority other than a Consolidated Return;
"Tax Authority"	means any taxing or other authority (whether within or without the United Kingdom) competent to impose any liability to Tax;

"Tax Liability" means a Bunzl Tax Liability or a Filtrona Tax Liability.

"UK Return" means any Tax return required to be made to any Tax Authority of the United Kingdom;

"US Return" means any Tax return required to be made to any Tax Authority of the United States of America;

"VAT" means value added tax as provided for in the Value Added Tax Act 1994 or any regulations promulgated thereunder; and

"VAT Group" means the group of companies of which Bunzl plc is the representative member for the purposes of VAT.

1.2 In this Deed, unless otherwise specified:

(i) words and expressions defined in the Agreement have the same meaning wherever used herein;

(ii) headings to Clauses and Schedules are for convenience only and do not affect the interpretation of this Deed;

(iii) references to Clauses, sub-Clauses, paragraphs, sub-paragraphs, Recitals and Schedules are to Clauses, sub-Clauses, paragraphs and sub-paragraphs of and Recitals and Schedules to this Deed;

(iv) a reference to a "company" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established; and

(v) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted.

2. BUNZL COVENANT

2.1 Bunzl hereby covenants with Filtrona to pay to Filtrona an amount equal to any Filtrona Tax Liability arising directly as a consequence of:

(i) the failure by any Bunzl Group Company or any other company to discharge a liability to Tax for which the Bunzl Group Company is primarily liable;

(ii) any Filtrona Group Company acting as a representative member of a group of companies for any period to the extent that such Filtrona Tax Liability would have been a Bunzl Tax Liability had the relevant Filtrona Group Company not been acting as the representative member of a group of companies;

(iii) the provisions of Part XVII Chapter IV ICTA being applicable in relation to any Bunzl Group Company;

(iv) the Demerger (including, for the avoidance of doubt, the making of a Chargeable Payment by a Bunzl Group Company); or

(v) the Reorganisation.

2.2 The covenant contained in Clause 2.1 shall not apply to any Filtrona Tax Liability to the extent that:

(i) it has been specifically provided for in either:

(a) the Accounts of any Filtrona Group Company for any period ended on or before Completion; or

(b) the Specific Provisions;

(ii) it would not have arisen but for a breach of the warranties given by Filtrona in Clause 6.2 or a breach of any of its obligations under this Deed;

(iii) it would not have arisen but for a Chargeable Payment, being made by a Filtrona Group Company or made pursuant to a scheme or arrangement made with any Filtrona Group Company (other than a Chargeable Payment made with the express written permission of Bunzl);

(iv) in the case of a Filtrona Tax Liability within Clause 2.1(iv), it arises as a result of any Filtrona Group Company being required as a consequence of the Demerger to adopt IAS;

(v) such relevant liability has been reduced or eliminated by a Relief Surrender by any Bunzl Group Company after Completion and for no consideration or otherwise reduced or eliminated at no cost to any Filtrona Group Company (including as a result of any action taken or requested pursuant to Clause 2.3 below);

(vi) any Relief (other than a Filtrona Relief) is available to relieve or mitigate such relevant liability (whether or not such Relief is actually so used); or

(vii) the liability arises as a result of any Filtrona Group Company having, or being deemed to have, for the purposes of any Tax, a lower acquisition or base cost in respect of any asset than it would have had but for the Demerger and/or the Reorganisation.

2.3 Filtrona shall, at the direction in writing of Bunzl, take, or procure that any other Filtrona Group Company shall take, all such steps as Bunzl may require to allow Bunzl to reduce or eliminate any Filtrona Tax Liability by making, or procuring that any other Bunzl Group Company make, a Relief Surrender or otherwise surrendering or transferring, or procuring that any other Bunzl Group Company surrenders or transfers, so far as

lawfully possible, any Relief to any Filtrona Group Company in each case for no consideration.

2.4 Bunzl hereby covenants to pay to Filtrona an amount equal to any reasonable costs or expenses incurred or payable by a Filtrona Group Company in connection with or in consequence of any such Filtrona Tax Liability as is referred to in Clause 2.1 above or in taking any action under this Deed.

3. FILTRONA COVENANT

3.1 Filtrona hereby covenants with Bunzl to pay to Bunzl an amount equal to any Bunzl Tax Liability arising directly as a consequence of:

(i) the failure by any Filtrona Group Company to discharge a liability to Tax for which the Filtrona Group Company is primarily liable in circumstances such that Filtrona would not have been entitled to make a claim against Bunzl under Clause 2.1 in respect of that Tax had it been the relevant Filtrona Group Company;

(ii) any Bunzl Group Company acting as a representative member of a group of companies for any period to the extent that such Bunzl Tax Liability would have been a Filtrona Tax Liability had the relevant Bunzl Group Company not been acting as the representative member of a group of companies;

(iii) the provisions of Part XVII Chapter IV ICTA being applicable in relation to any Filtrona Group Company; or

(iv) the making of a Chargeable Payment by a Filtrona Group Company (other than a Chargeable Payment made with the express written permission of Bunzl).

3.2 The covenant contained in Clause 3.1 shall not apply to any Bunzl Tax Liability to the extent that:

(i) it would not have arisen but for a breach of the warranties given by Bunzl in Clause 6.1 or a breach of any of its obligations under this Deed;

(ii) it would not have arisen but for a Chargeable Payment, being made by a Bunzl Group Company or made pursuant to a scheme or arrangement made with any Bunzl Group Company; or

(iii) such relevant liability has been reduced or eliminated by a Relief Surrender by any Filtrona Group Company after Completion and for no consideration or otherwise reduced or eliminated at no cost to any Bunzl Group Company (including as a result of any action taken or requested pursuant to Clause 3.3 below or as a result of any payment made pursuant to either of Clauses 3.4 or 3.5).

3.3 Bunzl shall, at the direction in writing of Filtrona, take, or procure that any other Bunzl Group Company shall take, all such steps as Filtrona may require to allow Filtrona to

reduce or eliminate any Bunzl Tax Liability by making, or procuring that any other Filtrona Group Company make, a Relief Surrender or otherwise surrendering or transferring, or procuring that any other Filtrona Group Company surrenders or transfers, so far as lawfully possible, any Relief to any Bunzl Group Company in each case for no consideration.

3.4 Filtrona hereby covenants with Bunzl to pay to the representative member or to procure that the relevant Filtrona Group Company pays (to the extent such payment has not been made on or before Completion) to the representative member, in each case within 10 Business Days of demand, an amount equal to the amount of any Filtrona Tax Liability which is discharged (whether before, on or after Completion) by the representative member pursuant to any Group Payment Arrangements.

3.5 Bunzl shall determine in its capacity as representative member of the VAT Group, acting reasonably and in accordance with its customary practice, the amount of the aggregate VAT liability or, as the case may be, entitlement to refund, of the VAT Group properly attributable to Filtrona Group Companies and, in the case of a liability, Filtrona hereby covenants with Bunzl to pay or to procure that the relevant Filtrona Group Company pays that amount (to the extent such payment has not been made on or before Completion) to Bunzl, in each case within 10 Business Days of demand, or, in the case of a refund, Bunzl hereby covenants with Filtrona to pay such amount (to the extent such repayment has not been made on or before Completion) to the relevant Filtrona Group Companies, in each case in accordance with the existing practices of the VAT Group.

3.6 The covenants contained in Clauses 3.4 and 3.5 shall not apply in respect of any Tax Liability discharged by the representative member to the extent that Filtrona would have been entitled to make a claim against Bunzl under Clause 2.1 in respect of that Tax Liability.

3.7 Filtrona hereby covenants to pay to Bunzl an amount equal to any reasonable costs or expenses incurred or payable by a Bunzl Group Company in connection with or in consequence of any such Bunzl Tax Liability as is referred to in Clause 3.1 above or in taking any action under this Deed.

4. EXCLUSIONS

4.1 No party shall be entitled to claim under this Deed in respect of any Tax Liability unless the Tax Liability in question shall have arisen no later than seven years from Completion and the claiming party shall have given written notice to the other party to this Deed giving sufficient details of the claim to enable the other party to identify the matter giving rise to that Tax Liability and the amount claimed in respect thereof no later than seven years and 30 days from Completion.

4.2 Filtrona shall not be entitled to claim under this Deed (other than pursuant to Clauses 3.4 or 3.5 or in respect of a Tax Liability arising out of the circumstances set out in Clause 2.1(ii)) in respect of any Tax Liability (however many in number) where the aggregate of all claims under this Deed against Bunzl is less than £100,000, or its foreign currency equivalent, but once the aggregate amount of all such claims has

exceeded such sum, Bunzl shall be liable in respect of the full amount of such claims and not just the amount by which such sum is exceeded.

4.3 Bunzl shall not be entitled to claim under this Deed (other than pursuant to Clauses 3.4 or 3.5 or in respect of a Tax Liability arising out of the circumstances set out in Clause 3.1(ii)) in respect of any Tax Liability (however many in number) where the aggregate of all claims under this Deed against Filtrona is less than £100,000, or its foreign currency equivalent, but once the aggregate amount of all such claims has exceeded such sum, Filtrona shall be liable in respect of the full amount of such claims and not just the amount by which such sum is exceeded.

4.4 No party shall be entitled to recover any amount pursuant to this Deed in respect of any claim to the extent that it has already recovered any amount in respect of the same subject matter under the Agreement or this Deed or, in the case of a claim by Filtrona, to the extent that it has already recovered any amount in respect of the same subject from a Bunzl Group Company under any other agreement or arrangement or, in the case of a claim by Bunzl, to the extent that it has already recovered any amount in respect of the same subject from a Filtrona Group Company under any other agreement or arrangement.

5. OVERPROVISIONS AND RELIEFS

5.1 If the auditors for the time being of any Filtrona Group Company shall certify (at the request and expense of Bunzl) that there is a Filtrona Overprovision, then the amount of the Filtrona Overprovision shall be dealt with in accordance with Clause 5.3.

5.2 If the auditors for the time being of any Filtrona Group Company shall certify (at the request and expense of Bunzl) that any Tax Liability which has resulted in a payment having been made or becoming due from Bunzl under this Deed will give rise to a Relief for any Filtrona Group Company which would not otherwise have arisen, then the amount of that Relief shall be dealt with in accordance with Clause 5.3; provided that if the Relief in question is a deduction from or offset against income, profits or gains, the amount to be so dealt with shall be a sum equal to the amount of Tax that would be saved through the use of that Relief on the basis of the rates of tax current at the date of the certification made by the auditors under this Clause 5.2.

5.3 Where it is provided under Clause 5.1 or 5.2 that any amount (the "**Relevant Amount**") is to be dealt with in accordance with this Clause 5.3:

(i) the Relevant Amount shall first be set off against any payment then due from Bunzl under this Deed; and

(ii) to the extent there is an excess, a refund shall be made to Bunzl of any previous payment or payments made by Bunzl under this Deed and not previously refunded under this clause up to the amount of such excess; and

(iii) to the extent that the excess referred to in Clause 5.3(ii)5.3(iii) is not exhausted under that paragraph, the remainder of that excess shall be carried forward and

set off against any future payment or payments which become due from the Bunzl under this Deed.

5.4 Where any such certification as is mentioned in Clause 5.1 or 5.2 has been made, Bunzl or Filtrona may request the auditors for the time being of relevant Filtrona Group Company to review such certification in the light of all relevant circumstances, including any facts which have become known only since such certification, and to certify whether such certification remains correct or whether, in the light of those circumstances, the amount that was the subject of such certification should be amended.

5.5 If the auditors certify under Clause 5.4 that an amount previously certified should be amended, that amended amount shall be substituted for the purposes of Clause 5.3 as the Relevant Amount in respect of the certification in question in place of the amount originally certified, and such adjusting payment (if any) as may be required by virtue of the above-mentioned substitution shall be made as soon as practicable by Bunzl or (as the case may be) to Bunzl.

5.6 The provisions of Clauses 5.2 to 5.5 above shall apply, *mutatis mutandis*, to Bunzl and Filtrona in relation to any Tax Liability which has resulted in a payment having been made or becoming due from Filtrona under this Deed.

6. CLEARANCE WARRANTIES

6.1 Bunzl represents and warrants to Filtrona as at the date of this Deed and as at Completion that, so far as it is aware and insofar as such facts, matters or circumstances are under its control, the Clearance Application fully and correctly discloses all facts, matters and circumstances which are material to the decisions of the relevant tax authority.

6.2 Filtrona represents and warrants to Bunzl as at the date of this Deed and as at Completion that, so far as it is aware and insofar as such facts, matters or circumstances are under its control, the Clearance Application fully and correctly discloses all facts, matters and circumstances which are material to the decisions of the relevant tax authority.

7. WITHHOLDINGS

7.1 All payments made under this Deed shall be made free of any rights of counterclaim or set off and without any deductions or withholdings of any nature, save as may be required by law.

7.2 If the payer is required by law to make any deduction or withholding from any payment hereunder it shall do so and any sum due from the payer in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the recipient receives and retains (free of any liability in respect of any such deduction or withholding) a net sum equal to the sum it would have received and retained had no deduction or withholding been required to be made.

7.3 If any payment under this Deed (other than a payment of interest under Clause 15) gives rise to a Tax Liability in the hands of the recipient, the payer shall pay such additional amount as (after taking into account any Tax Liability arising in the hands of the recipient in respect of such amount) will ensure that the recipient retains a net sum equal to the sum it would have received had the payment not given rise to a Tax Liability in the hands of the recipient.

8. NOTICE OF LIABILITY

8.1 **Bunzl shall procure that, if a Bunzl Group Company becomes aware of any Claim** in respect of a Tax Liability which is relevant for the purposes of this Deed or of circumstances likely to give rise to such a Claim the relevant Bunzl Group Company shall as soon as reasonably practicable give written notice thereof to Filtrona.

8.2 If Filtrona shall indemnify and secure the Bunzl Group Company to its reasonable satisfaction against any Tax, losses, fines, penalties, interest, charges, costs and expenses arising therefrom, Bunzl shall procure that the relevant Bunzl Group Company shall take such action as Filtrona may reasonably request to avoid, dispute, resist, appeal, compromise or defend such Claim and Filtrona shall have the right to have any such action conducted by professional advisers nominated by it for this purpose provided always that:-

(i) the relevant Bunzl Group Company shall be kept fully informed of all matters pertaining thereto and shall be entitled to see copies of all correspondence pertaining thereto;

(ii) the appointment of solicitors or other professional advisers shall be subject to the approval of the relevant Bunzl Group Company (such approval not to be unreasonably withheld);

(iii) all communications written or otherwise pertaining to the dispute which are to be transmitted to the relevant Tax Authority shall first be submitted to the relevant Bunzl Group Company for approval and shall only be finally transmitted if such approval is given (such approval not to be unreasonably withheld); and

(iv) Filtrona shall make no settlement or compromise of the Claim which is the subject of the dispute nor agree any matter in the conduct of such dispute which is likely to affect the amount thereof without the prior written approval of the relevant Bunzl Group Company (such approval not to be unreasonably withheld).

8.3 Filtrona shall procure that, if a Filtrona Group Company becomes aware of any Claim in respect of a Tax Liability which is relevant for the purposes of this Deed or of any circumstances likely to give rise to such a Claim, the relevant Filtrona Group Company shall as soon as reasonably practical give written notice thereof to Bunzl.

8.4 If Bunzl shall indemnify and secure the Filtrona Group Company to its reasonable satisfaction against any Tax, losses, fines, penalties, interest, charges, costs and expenses arising therefrom, Filtrona shall procure that the relevant Filtrona Group

Company shall take such action as Bunzl may reasonably request to avoid, dispute, resist, appeal, compromise or defend such Claim and Bunzl shall have the right to have any such action conducted by professional advisers nominated by it for this purpose provided always that:

(i) the relevant Filtrona Group Company shall be kept fully informed of all matters pertaining thereto and shall be entitled to see copies of all correspondence pertaining thereto;

(ii) the appointment of solicitors or other professional advisers shall be subject to the approval of the relevant Filtrona Group Company (such approval not to be unreasonably withheld);

(iii) all communications written or otherwise pertaining to the dispute which are to be transmitted to the relevant Tax Authority shall first be submitted to the relevant Filtrona Group Company for approval and shall only be finally transmitted if such approval is given (such approval not to be unreasonably withheld); and

(iv) Bunzl shall make no settlement or compromise of the claim which is the subject of the dispute nor agree any matter in the conduct of such dispute which is likely to affect the amount thereof without the prior written approval of the relevant Filtrona Group Company (such approval not to be unreasonably withheld).

9. DATE FOR PAYMENT

9.1 Where Bunzl becomes liable to make any payment pursuant to Clause 2 or Filtrona becomes liable to make any payment pursuant to Clause 3 (other than pursuant to Clause 3.4), the due date for the making of that payment shall be:

(i) in a case which involves an actual payment of Tax, the later of the date falling 3 Business Days prior to the last date on which the relevant Bunzl Group Company or Filtrona Group Company whose Tax Liability has given rise to the liability to make a payment under this Deed (the "**Indemnified Company**") would have had to have paid the Tax that has given rise to the liability under this Deed in order to avoid incurring a liability to interest or a charge or penalty in respect of that liability and the date falling 15 Business Days after the party which is liable to make the payment under this Deed has been notified of its liability by the Indemnified Company;

(ii) in a case which involves the setting off of a repayment of Tax or the utilisation of a relief, allowance, credit or deduction in respect of Tax, the later of the date falling 3 Business Days prior to the last date on which the Indemnified Company would have had to have paid the Tax against which the repayment that has given rise to the liability under this Deed has been set off or which would have been paid but for the utilisation of the relief, allowance, credit or deduction (as the case may be) in order to avoid incurring a liability to interest or a charge or penalty in respect of that liability and the date falling 15 Business Days after the

party which is liable to make the payment under this Deed has been notified of its liability by the Indemnified Company; and

(iii) in a case which involves a payment pursuant to Clauses 2.4 or 3.7, the date falling 5 business days after the party which is liable to make the payment under Clause 2.4 or as the case may be Clause 3.7 has been notified of its liability by the Indemnified Company.

10. RECOVERY

10.1 Where a Filtrona Group Company is entitled to recover from any other person (other than a Bunzl Group Company) any sum in respect of any matter to which Clause 2 relates Filtrona shall procure that the relevant Filtrona Group Company shall (if requested by and at the expense of Bunzl and upon Bunzl providing security to the reasonable satisfaction of the relevant Filtrona Group Company against all reasonable costs or expenses which may thereby be incurred) take such action as Bunzl shall reasonably request to enforce such recovery against the person in question and Filtrona shall procure that the relevant Filtrona Group Company shall account to Bunzl for any sums so recovered (including any interest paid by such a person) up to an amount not exceeding the amount paid by Bunzl under Clause 2 in respect of the relevant matter.

10.2 Where Bunzl has made a payment to Filtrona under Clause 2 in respect of a Tax Liability and such Tax Liability gives rise to a credit against Tax which otherwise would be payable by a Filtrona Group Company or a repayment of Tax to a Filtrona Group Company, Filtrona shall procure that the Filtrona Group Company which obtains the credit or repayment shall, as and when it enjoys the reduction in Tax Liability resulting from the credit, or obtains repayment, pay an amount to Bunzl equal to any such credit or repayment to the extent that such credit or repayment does not exceed the payment made by Bunzl.

10.3 This Clause 10 shall apply, *mutatis mutandis*, to Bunzl and Filtrona in relation to any right to recovery or other credit in respect of Tax or repayment of Tax obtained or enjoyed by a Bunzl Group Company.

11. STAMP DUTY

11.1 Filtrona and Bunzl agree that Bunzl will, where appropriate on Filtrona's behalf and with such assistance from Filtrona as it may reasonably require, be responsible for claiming relief from stamp duty under Section 75 of the Finance Act 1986 in respect of the Demerger.

11.2 Filtrona will use all reasonable endeavours to make and enforce such arrangements with its registrars as will enable the conditions for relief from stamp duty Section 75 of the Finance Act 1986 in respect of the Demerger to be fulfilled.

12. TAX RETURNS

12.1 Bunzl, or its duly authorised agent, shall prepare, in a timely fashion:

(i) the Standard Returns of each Bunzl Group Company;

(ii) the UK Returns and US Returns of each Filtrona Group Company;

(iii) the Dutch Consolidated Returns and German Consolidated Returns; and

(iv) the Bunzl Consolidated Returns,

in each case for all periods ended on or prior to Completion.

12.2 Filtrona, or its duly authorised agent, shall prepare, in a timely fashion:

(i) the Standard Returns of each Filtrona Group Company; and

(ii) the Filtrona Consolidated Returns,

for all periods ended on or prior to Completion other than any such Tax return as falls within Clause 12.1 above.

12.3 Bunzl shall procure that:

(i) subject to Clause 12.3(ii), each such Tax return as is required to be prepared in accordance with Clause 12.1 shall be prepared in a timely fashion and, so far as is reasonably possible:

(a) if it is required to be submitted by a Bunzl Group Company, shall be authorised, signed and submitted on or before the date on which it is due to be submitted;

(b) if it is required to be submitted by a Filtrona Group Company, shall be sent to the relevant Filtrona Group Company reasonably in advance of the date on which it is due to be submitted;

(ii) no return which is a Consolidated Return, whether it is required to be prepared in accordance with Clause 12.1 or otherwise and including, for the avoidance of doubt, any Consolidated Return relating to a period ending after Completion, which is required to include the profits and losses of any Filtrona Group Company shall be authorised, signed and submitted without the agreement of Filtrona (such agreement not to be unreasonably withheld); and

(iii) each Bunzl Group Company shall afford such access to their books, accounts and records and provide such assistance and co-operation as is necessary and reasonable to enable Filtrona or its duly authorised agent to prepare any Tax returns which it is required to prepare (whether relating to a period ending before, on or after Completion).

12.4 Filtrona shall procure that:

(i) subject to Clause 12.4(ii) and so far as is reasonably possible, each such Tax return as is prepared in accordance with either Clause 12.1 or 12.2 which is required to be submitted by a Filtrona Group Company is authorised, signed and submitted on or before the date on which such return is due to be submitted save that any such return which is a UK Return shall be authorised, signed and returned to Bunzl or its duly authorised agent reasonably in advance of the date on which such return is due to be submitted (in which case Bunzl shall procure that such return is submitted on or before the date on which it is due to be submitted);

(ii) no return which is a Consolidated Return, whether it is required to be prepared in accordance with Clause 12.2 or otherwise and including, for the avoidance of doubt, any Consolidated Return relating to a period ending after Completion, which is required to include the profits and losses of any Bunzl Group Company shall be authorised, signed and submitted without the agreement of Bunzl (such agreement not to be unreasonably withheld); and

(iii) each Filtrona Group Company shall afford such access to their books, accounts and records and provide such assistance and co-operation as is necessary and reasonable to enable Bunzl or its duly authorised agent to prepare any Tax returns which it is required to prepare (whether relating to a period ending before, on or after Completion).

12.5 Bunzl shall bear the costs and expenses incurred in:

(i) the preparation of returns pursuant to Clause 12.1(i) above; and

(ii) so much of the preparation of returns pursuant to Clauses 12.1(iii), 12.1(iv) and 12.2(ii) above as would, on a just and reasonable basis, fall to be allocated to the Bunzl Group Companies whose profits and losses are required to be included in the relevant Consolidated Return.

12.6 Filtrona shall bear the costs and expenses incurred in:

(i) the preparation of returns pursuant to Clauses 12.1(ii) and 12.2(i) above; and

(ii) so much of the preparation of returns pursuant to Clauses 12.1(iii), 12.1(iv) and 12.2(ii) above as would, on a just and reasonable basis, fall to be allocated to the Filtrona Group Companies whose profits and losses are required to be included in the relevant Consolidated Return.

12.7 Bunzl shall, in addition to the foregoing provisions of this Clause 12, at the cost of Filtrona, provide such assistance as Filtrona may, on or before 31 December, 2005, reasonably require in relation to any United Kingdom Tax, including assistance in relation to any PAYE audit and the establishing of suitable VAT procedures and practices.

12.8 Bunzl shall, at the request of Filtrona, co-operate with Filtrona in connection with the determination of any Tax Liability relating to any Filtrona Group Company which is

disputed by any Tax Authority where the Tax Liability relates to a period before Completion or to assets which were owned by a Filtrona Group Company at Completion except to the extent that such co-operation might prejudice the interests of Bunzl or would otherwise be onerous or unreasonable.

12.9 Filtrona shall, at the request of Bunzl, co-operate with Bunzl in connection with the determination of any Tax Liability relating to any Bunzl Group Company which is disputed by any Tax Authority where the Tax Liability relates to a period before Completion or to assets which were owned by a Bunzl Group Company at Completion except to the extent that such co-operation might prejudice the interests of Filtrona or would otherwise be onerous or unreasonable.

12.10 Nothing done by any Bunzl Group Company pursuant to this clause shall in any respect restrict or reduce any rights Bunzl may have to make a claim against Filtrona under this Deed in respect of any such Tax Liability as is mentioned in Clause 3.

12.11 Nothing done by any Filtrona Group Company pursuant to this clause shall in any respect restrict or reduce any rights Filtrona may have to make a claim against Bunzl under this Deed in respect of any such Tax Liability as is mentioned in Clause 2.

13. RELIEF SURRENDERS

13.1 Filtrona shall procure that each Filtrona Group Company:

(i) makes such Relief Surrenders (including, for the avoidance of doubt, amendments to Relief Surrenders provisionally made before Completion) to Bunzl Group Companies as Bunzl may in its sole discretion direct in writing in respect of any time prior to Completion; and

(ii) accepts and pays for such Relief Surrenders (and, for the avoidance of doubt, amendments thereto) by Bunzl Group Companies as Bunzl may in its sole discretion direct in writing in respect of any time prior to Completion.

13.2 Filtrona shall be under no obligation to procure the making or acceptance of, and payment for, any Relief Surrender in accordance with the provisions of Clause 13.1 to the extent that any such surrender cannot lawfully be made.

13.3 Filtrona hereby undertakes that it will and shall procure that each of the other Filtrona Group Companies will use all reasonable endeavours to procure that full effect is given to the surrenders to be made under Clause 13.1 and that such surrenders are allowed in full by HM Revenue and Customs and (without prejudice to the generality of the foregoing) Filtrona will and shall procure that each of the other Filtrona Group Companies will sign and submit to HM Revenue and Customs all such notices of consent to surrender (including provisional or protective notices of consent in cases where any relevant Tax computation has not yet been agreed) and all such other documents and returns as may be necessary to secure that full effect is given to this Clause 13.

13.4 Bunzl hereby undertakes that it will and shall procure that each other Bunzl Group Companies will use all reasonable endeavours to procure that full effect is given to the surrenders to be made under Clause 13.1 and that such surrenders are allowed in full by HM Revenue and Customs and (without prejudice to the generality of the foregoing) Bunzl will and shall procure that each Bunzl Group Company will sign and submit to HM Revenue and Customs all such notices of consent to surrender (including provisional or protective notices of consent in cases where any relevant Tax computation has not yet been agreed) and all such other documents and returns as may be necessary to secure that full effect is given to this Clause 13.

13.5 In consideration for each surrender to be made pursuant to Clause 13.1(i), Bunzl shall procure that the Bunzl Group Company which is recipient of the relevant surrender shall pay to the Filtrona Group Company which is the surrendering company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount of the Relief surrendered. If the amount of the relevant surrender is subsequently adjusted then, in cases where the amount of Relief surrendered is increased, Bunzl shall procure that the relevant Bunzl Group Company pay to the relevant Filtrona Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount by which the Relief surrendered has been increased and, in cases where the amount of the Relief surrendered is decreased, Filtrona shall procure that the relevant Filtrona Group Company refund to the relevant Bunzl Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount by which the Relief surrendered has been decreased.

13.6 In consideration for each surrender to be made pursuant to Clause 13.1(ii), Filtrona shall procure that the Filtrona Group Company which is recipient of the relevant surrender shall pay to the Bunzl Group Company which is the surrendering company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount of the Relief surrendered. If the amount of the relevant surrender is subsequently adjusted then, in cases where the amount of Relief surrendered is increased, Filtrona shall procure that the relevant Filtrona Group Company pay to the relevant Bunzl Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount by which the Relief surrendered has been increased and, in cases where the amount of the Relief surrendered is decreased, Bunzl shall procure that the relevant Bunzl Group Company refund to the relevant Filtrona Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period),

expressed as a decimal, and the amount by which the Relief surrendered has been decreased.

13.7 Any sum payable under Clauses 13.5 or 13.6 shall become due and payable within 15 Business Days of demand, which demand shall not be given prior to the date on which the relevant surrender is made.

13.8 The provisions of this clause shall apply, *mutatis mutandis*, to the surrender of any relief analogous to any Relief Surrender under the provisions of any Tax legislation applicable to a jurisdiction other than the United Kingdom (including, for the avoidance of doubt, any analogous loss allocation effected through a Consolidated Return).

14. ADJUSTMENTS UNDER SCHEDULE 28AA ICTA

14.1 If any adjustment is made pursuant to Schedule 28AA ICTA in respect of any actual provision between any Bunzl Group Company and any Filtrona Group Company made on or before Completion, then:

(i) Bunzl, where the advantaged person is a Bunzl Group Company, or Filtrona, where the advantaged person is a Filtrona Group Company, shall procure that the advantaged person pays to the disadvantaged person an amount equal to the amount (if any) by which the amount of Tax which the advantaged person is liable to pay following the application of Schedule 28AA ICTA exceeds the amount of Tax which the advantaged person would have been liable to pay if Schedule 28AA ICTA had not applied; and

(ii) Filtrona, where the disadvantaged person is a Filtrona Group company, or Bunzl, where the disadvantaged person is a Bunzl Group Company, shall procure that the disadvantaged party makes (or shall make if it is the disadvantaged party) a claim pursuant for the purposes of paragraph 6 of Schedule 28AA ICTA to have its profits and losses computed for tax purposes as if the relevant arm's length provision had been made or imposed instead of the relevant actual provision.

14.2 Any payment under clause 14.1 shall be made on the later of the date falling:

(i) 3 Business Days prior to the last date on which the disadvantaged company has to have or would, but for the availability of any Relief, have to have paid Tax on its profits as adjusted by the adjustment under Schedule 28AA ICTA which has given rise to a liability to make a payment under Clause 14.1 in order to avoid incurring a liability to interest or a charge or penalty in respect of that liability; and

(ii) 15 Business Days after the party which is liable to make the payment under Clause 14.1 has been notified of its liability by the Filtrona, where the disadvantaged person is a Filtrona Group Company, or Bunzl, where the disadvantaged person is a Bunzl Group Company.

14.3 For the purposes of this Clause 14, the terms "actual provision", "advantaged person" and "disadvantaged person" shall have the meanings ascribed to them in Schedule 28AA ICTA.

14.4 If:

(i) any transfer pricing adjustment is made under the provisions of any Tax legislation applicable to a jurisdiction other than the United Kingdom in relation to an arrangement made on or before Completion between any Bunzl Group Company and any Filtrona Group Company;

(ii) the effect of that adjustment is to increase the liability to Tax of one party (the "first party") in relation to that arrangement and to decrease the liability to Tax of the other party (the "second party") or if the second party could, as a result of the adjustment having been made, make an election or claim which would have the effect of decreasing its liability to Tax without cost to the second party;

(iii) the second party shall make such payment to the first party as it determines, acting reasonably, will leave it in no better or worse position, after-Tax, than if its liability to Tax had not been decreased as a result of the relevant adjustment.

15. INTEREST

15.1 Where Bunzl becomes liable to make any payment pursuant to Clause 2 or Filtrona becomes liable to make any payment pursuant to Clause 3, and any part of such payment has not been paid by the due date specified by the provisions of Clause 8, the party liable to make the payment shall pay to the Indemnified Company an amount in respect of interest on any such unpaid amounts calculated on a daily basis for the period beginning the day following the due date specified by the provisions of Clause 8 and ending with the date on which the unpaid amount is paid.

15.2 Where either party becomes liable in accordance with the provisions of Clauses 13.5 or 13.6 to make or procure payment of an amount in respect of any Relief Surrender and any part of such payment has not been paid by the date specified by the provisions of Clause 13.7, the party liable to make or procure the payment shall pay to the surrendering company (or procure the payment to the surrendering company of) an amount in respect of interest on any such unpaid amount calculated on a daily basis for the period beginning with the day following the date specified in accordance with the provisions of Clause 13.7 and ending with the date on which the amount is paid.

15.3 Where either party becomes liable to make or procure a payment in accordance with the provisions of Clauses 14.1, the company liable to make or procure the payment shall pay to the disadvantaged company (or procure the payment to the disadvantaged company of) an amount in respect of interest on the amount of the payment required to be made and calculated on a daily basis for the period commencing on the day following the date specified by the provisions of Clause 14.2 and ending on the date on which payment is made.

15.4 The rate of interest applicable for the purposes of this Clause 15 is 2 per cent. above the base lending rate from time to time of NatWest Bank plc.

16. NOTICES

16.1 Any notice, disclosure, instruction or other communication given or made under this Deed shall be in writing and shall be addressed to the company secretary of the relevant party at its registered office or at the fax number provided for such purpose and, if so addressed, shall be deemed to have been duly given or made as follows:

(i) if sent by personal delivery, upon delivery at the address of the relevant party;

(ii) if sent by first class post, two clear days after the date of posting;

(iii) if sent by facsimile, when despatched;

PROVIDED THAT if, in accordance with the above provisions, any such notice or other communication would otherwise be deemed to be given or made outside working hours, such notice or other communication shall be deemed to be given or made at the start of the next period of working hours.

17. MISCELLANEOUS

17.1 Except as expressly set out herein, a person who is not a party to this Deed shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

17.2 The provisions of Clauses 16 (*Further Assurance*), 19 (*Confidentiality*), 20 (*Entire Agreement*), 21 (*Notices*) and 22 (*Announcements*) of the Agreement shall apply for the purposes of this Deed as if set out herein in full *mutatis mutandis*.

18. COUNTERPARTS

18.1 This Deed may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

19. GOVERNING LAW

19.1 This Deed shall be governed by and construed in all respects in accordance with English law.

IN WITNESS whereof this Deed has been entered into the day and year first above written.

IN WITNESS WHEREOF this Deed has been executed as a Deed the day and year first above mentioned

EXECUTED and DELIVERED as)
a DEED of BUNZL plc)
by the signatures of)
a director and the secretary)

EXECUTED and DELIVERED as)
a DEED of FILTRONA plc)
by the signatures of)
a director and the secretary)

Schedule 2
Costs

The parties agree that the following principles shall be adhered to in respect of payment of certain Costs.

1. No member of the Filtrona Group may seek reimbursement from Bunzl (or any member of its Group) in respect of any Costs attributable to work commissioned by any Filtrona Group Company (or director or officer thereof) in connection with the Demerger except as provided in this Agreement. Any such Costs will remain the responsibility of the relevant Filtrona Group Company (even if the relevant invoice is addressed to a Bunzl Group Company) unless agreed in writing with Bunzl prior to the date of this Agreement.

   Bunzl acknowledges that it shall be responsible for the following Costs to the extent that they relate to the period up to Demerger:

   (a) JPMorgan Cazenove fees for financial advice and acting as broker and sponsor;

   (b) Slaughter and May fees for legal work in connection with the Demerger;

   (c) KPMG Audit Plc fees and KPMG LLC fees for long form, short form, working capital and other letters/working in connection with the Demerger, including tax structuring work;

   (d) New Bridge Street Consultants' fees for work relating to share and incentive schemes;

   (e) Mercer's and Hewitts' fees for pensions advice;

   (f) Spencer Stuart's fees for executive search and recruitment services;

   (g) Computershare Investor Services plc's fees for registrars' services;

   (g) legal fees in connection with the Filtrona Reorganisation (to the extent not covered by (b) above);

   (i) fees relating to external communication services from Finsbury (amongst others) including investor relations/media training;

   (j) printers' Costs in connection with the Demerger;

   (k) consultancy fees payable to the non-executive directors of Filtrona in respect of the period prior to their appointment as directors of Filtrona;

   (l) the following Costs relating to the separation of the Filtrona Business from the Bunzl Group (to the extent not covered above):

Cost	Amount (£'000)
Ultipro HR System	275
Bunzl name changes	150
Website amendments	25
Treasury software	30
Demerger personnel	20
Total	**500**

2. Filtrona shall be responsible for (and shall pay or shall reimburse Bunzl for):

(a) Listing Particulars D&O Insurance cover for the benefit of the Filtrona Directors.

(b) any arrangement, commitment, syndication, agency or other fee payable (including any legal fees and expenses) relating to the Facility Agreement entered into on 3 May 2005 between Filtrona Finance, FIL Holdings Partnership, Bunzl, Lloyds TSB Capital Markets, The Royal Bank of Scotland plc and others; and

(b) UKLA and London Stock Exchange fees in connection with Admission.

Schedule 3
Retirement benefits proposal

UK Retirement Benefits Schemes

1. *General principles*

(a) In the United Kingdom Bunzl currently operates the Bunzl Pension Plan (the "**BPP**") and the Bunzl Senior Pension Scheme (the "**BSPS**"). Both pension schemes include active members who are employed in the Filtrona Business and former active members (and persons receiving pensions in respect of former active members) who were employed in a business that currently forms part of the Filtrona Business ("**Filtrona Members**").

(b) The parties have agreed that the assets and liabilities of those pension schemes should, insofar as they relate to Filtrona Members, be transferred to new pension schemes established by Filtrona, on the basis set out in Part A of this Schedule.

(c) It is intended that, to the extent individuals are not Filtrona Members, the assets and liabilities relating to them should be retained in the BPP or the BSPS (together the "**Bunzl UK Pension Schemes**"), as the case may be.

2. *Establishment of Filtrona Schemes*

(a) Filtrona agrees that prior to Completion it will:

(i) establish new occupational pension schemes (the "**Filtrona UK Pension Schemes**") to replace the BPP and BSPS for Filtrona Members; and

(ii) make application to the Inland Revenue for approval of those schemes under Chapter 1 of Part XIV Income and Corporation Taxes Act 1988.

(b) The Filtrona UK Pension Schemes shall, save as provided in 2(c) below or as may be agreed by Bunzl, be in identical terms to the BPP and the BSPS respectively and in particular:

(i) the scheme to replace the BPP (the "**Filtrona Pension Plan**") shall provide benefits in respect of pensionable service on and after Completion that are identical to the benefits at the date of this agreement provided under the BPP;

(ii) the scheme to replace the BSPS (the Filtrona Senior Pension Scheme ("**FSPS**")) shall provide benefits in respect of pensionable service on and after Completion that are identical to the benefits at the date of this agreement provided under the BSPS;

(iii) the FSPS and the defined benefit sections of the Filtrona Pension Plan shall be contracted-out of the State Second Pension and the defined contribution section of the Filtrona Pension Plan shall be contracted-in; and

(iv) the respective powers of employers and trustees under the relevant trust deed shall be the same.

(c) The Filtrona Pension Plan and FSPS will not be on identical terms to the BPP and BSPS respectively in that:

(i) they must each provide for automatic membership of the relevant Filtrona UK Pension Scheme, with effect from Completion, for, the individuals referred to in paragraph 2(d) below by no later than Completion;

(ii) the trust deed of each Filtrona UK Pension Scheme must require the trustees of the relevant Filtrona UK Pension Scheme to accept a transfer of past service liabilities from the BPP or the BSPS, as the case may be, on the basis set out in paragraph A5 below and, in particular, to provide benefits in return on the basis referred to in paragraph A5(c)(i);

(iii) they may be amended to the extent necessary to reflect changes in legislation; and

(iv) they may be amended to the extent necessary to obtain Inland Revenue approval of the relevant Filtrona UK Pension Scheme.

(d) On 10 May 2005 Filtrona:

(i) wrote to all individuals who were then Active Members (as defined in the trust deed constituting the BPP) of the BPP and who were then employed in the Filtrona Business, notifying them that, unless they opted out of membership, they would join the Filtrona Pension Plan with effect from Completion; and

(ii) wrote to all individuals who were then Members (as defined in the trust deed constituting the BSPS) of the BSPS and who were then employed in the Filtrona Business notifying them that, unless they opted out of membership, they would join the FSPS with effect from Completion.

3. *Membership of Bunzl UK Pension Schemes*

(a) In accordance with the rules of the Bunzl UK Pension Schemes:

(i) Bunzl shall notify each of Filtrona International Ltd, Filtrona United Kingdom Ltd, Moss Plastic Parts Ltd, Alexander Industrial Supplies (Essex) Ltd, Skiffy Ltd and Morane Ltd that they will cease to participate in the BPP with effect from the day prior to Completion; and

(ii) Bunzl shall procure that each of Filtrona International Ltd, Moss Plastic Parts Ltd and Filtrona United Kingdom Ltd will give notice in writing to the trustee of the Bunzl Senior Plan of its desire to cease to participate in the Bunzl Senior Plan with effect from the day prior to Completion.

(b) As a consequence individuals who are employed by the companies referred to in 2(a) above will cease to be Active Members of the BPP and Members of the BSPS on the day prior to Completion.

4. *Amendment of Bunzl UK Pension Schemes*

Bunzl shall (and shall use all reasonable endeavours to procure that the trustees of the relevant Bunzl UK Pension Scheme shall) as soon as reasonably practicable and in any event prior to Completion enter into deeds of amendment of the BPP and the BSPS (in the form set out in Part 1 or Part 2 (as applicable) of Schedule 4) in order to implement the arrangements set out in Part A of this Schedule.

5. *Transfer of past service liabilities*

(a) The parties have agreed that, in order to effect a split of the assets and liabilities between the Bunzl UK Pension Schemes and the Filtrona UK Pension Schemes, there will be a transfer (without employee consent) from the Bunzl UK Pension Schemes to the Filtrona UK Pension Scheme of a proportion of the assets of the relevant Bunzl UK Pension Scheme and of the liabilities of Filtrona Members in respect of service prior to Completion in accordance with and on the terms of transfer agreements substantially in the form annexed to this agreement (the "**Transfer Agreements**").

(b) Bunzl and Filtrona have determined which of the pensioners and deferred members can properly be categorised as Filtrona Members in respect of whom a transfer lawfully can be made to the Filtrona UK Pension Schemes.

6. *Trustees and additional funding*

(a) The arrangements set out in this Part A are subject to agreement of the trustees of the Bunzl UK Pension Schemes and Filtrona UK Pension Schemes (where required).

(b) Bunzl and Filtrona will each use all reasonable endeavours to ensure that:

(i) the trustees of the Bunzl UK Pension Schemes and the Filtrona UK Pension Schemes agree to the arrangements set out in Part A of this Schedule 3; and

(ii) enter into all agreements or other documents necessary to implement the arrangements, including, without limitation, the Transfer Agreements.

(c) Bunzl agrees that, on or as soon as practicable after Completion, it will pay or procure payment to the Bunzl UK Pension Schemes and Filtrona UK Pension Schemes as follows:

(i) to the BPP £3.25 million;

(ii) to the BSPS £1.5 million (which is to be transferred to the FSPS in accordance with the Transfer Agreements);

(iii) to the Filtrona Pension Plan £0;

(iv) to the FSPS £0,

in accordance with and on the basis set out in the memorandum from Bunzl to the trustees of the Bunzl UK Pension Schemes dated 9 May 2005 (as amended by subsequent correspondence).

7. *Pensions Act 1995*

(a) The parties recognise that it is the expectation of all parties that:

(i) the only debt that may arise under Section 75 Pensions Act 1995 in relation to the Demerger is any debt that arises as a consequence of the Filtrona companies referred to in paragraph A2 above ceasing to be participants in the Bunzl UK Pension Schemes on Completion, and

(ii) such debt would be calculated based on the amount by which the relevant Bunzl UK Pension Scheme was in deficit, and in accordance with regulation 7 of the Occupational Pension Schemes (Employer Debt) Regulations 2005, as in force on 13 May 2005.

(b) The Scheme Actuary will (unless, in accordance with any applicable regulations, no such debt can arise) immediately following Completion, confirm to Bunzl, Filtrona and the trustees of each Bunzl UK Pension Scheme whether any debt under section 75 arises on Completion and, if in his view such a debt will or is likely to arise, carry out the necessary calculations and report the position to the trustees of each Bunzl UK Pension Scheme, copied to Bunzl and Filtrona.

(c) To the extent that, on members of the Filtrona Group ceasing to participate in the BPP or the BSPS, a debt arises under Section 75 Pensions Act 1995 on the basis referred to in paragraph 7(a)(ii) above, the payments to be made by Bunzl under paragraph 6(c) above will be made on the basis that they include payment of that debt on behalf of the relevant Filtrona Group companies, (and that any additional debt on that basis will be met by Bunzl) so that the relevant Filtrona Group companies will have no further liability to pay any such debt.

(d) If by reason of any change in legislation or otherwise it becomes clear prior to Completion that a debt will arise on Completion calculated on any basis other than that described in paragraph A7(a) above, the parties will consult with a

view to agreeing other arrangements to achieve the general principles referred to in paragraph A1 of this Schedule, which may include Filtrona companies remaining as participants in sectionalised Bunzl schemes. If the parties are unable to agree any such arrangements the parties agree that any such debt will be met by Bunzl and Filtrona in proportion to their respective shares of the liabilities of the relevant Bunzl UK Pension Scheme, determined in accordance with paragraph A5 above.

8. *Pensions Regulator*

The parties note that on 13 May 2005 the Pensions Regulator has issued a determination in accordance with section 96(2)(d) of the Pensions Act 2004 in relation to the Bunzl UK Pension Schemes.

B. US Retirement Benefit Schemes

1. *General*

Except as otherwise set out in Part B of this Schedule:

(a) Bunzl shall retain any and all liabilities relating to or arising out of any employee benefit or compensation arrangement established in respect of service in the United States (a "**US Plan**") in respect of any person who is not a US Transferred Member (as hereinafter defined); and

(b) Bunzl shall have no liability relating to or arising out of any US Plan in respect of US Transferred Members.

(c) US Transferred Members are individuals employed by a Filtrona Group Company in the Filtrona Business in the United States and former employees (and persons receiving pensions in respect of former employees) who were employed in a business that currently forms part of the Filtrona Business in the United States.

2. *Qualified Plans*

(a) (i) Prior to Completion, Filtrona shall establish a defined benefit pension plan (the Filtrona USA Retirement Benefits Plan (the "**Filtrona US Plan**")) for the benefit of US Transferred Members which generally shall have the same terms and conditions as the Bunzl USA, Inc. Retirement Plan (the "**Bunzl US Plan**") and shall become effective as of Completion. Filtrona shall take all necessary actions, if any, to qualify such plan under the applicable provisions of the United States Internal Revenue code (the "**Code**") and Bunzl and Filtrona shall each make or procure that there are made any and all filings and submissions to the appropriate governmental agencies required to be made by it in connection with the pension plan transfer of assets and liabilities described below.

(ii) As soon as practicable after Completion, Bunzl shall cause assets (in the form of rateable proportion of the securities and other assets held by the Bunzl US Plan) and liabilities of the Bunzl US Plan relating to the US Transferred Members to be transferred to the Filtrona US Plan in a manner that complies with the provisions of Section 414(l) of the Code, such compliance to be determined by the actuary retained for such purpose by Bunzl. Bunzl and Filtrona agree to take such actions and enter into such agreement, if any, that may be so necessary to effect that transfer. In consideration for the transfer of assets and liabilities described herein, Filtrona shall, effective as of the date of Completion, assume all of the obligations of Bunzl in regard of the pension benefit of US Transferred Members under the Bunzl US Plan.

(b) (i) With effect from Completion, Filtrona shall establish an individual account plan (the "**Successor Individual Account Plan**"), for the benefit of US Transferred Members, shall take all necessary action, if any, to qualify such plan under the applicable provisions of the Code and shall make any and all filings and submissions to the appropriate governmental agencies required to be made by it in connection with the transfer of assets described below. No later than the date of the transfer described herein, Bunzl shall make all applicable 401(k), profit sharing, matching contributions and qualified non-elective contributions payable under Bunzl's 401(k) Profit Sharing Plan (the "**401(k) Plan**") with respect to US Transferred Members for periods on or prior to Completion and shall be entitled to retain any applicable reserves or accruals relating thereto.

(ii) As soon as practicable following Completion, Bunzl shall cause the trustee of the 401(k) Plan to transfer the assets comprising the full account balances of US Transferred Members (and beneficiaries thereof) under the 401(k) Plan (which account balances will have been credited with appropriate earnings attributable to the period from Completion to the date of transfer described herein), reduced by any necessary benefit or withdrawal payments to or in respect of US Transferred Members occurring during the period from Completion to the date of transfer described herein, to the appropriate trustee as designated by Filtrona under the trust agreement forming a part of the Successor Individual Account Plan, it being understood that Bunzl is under no obligation to effect a distribution, payment or loan under the 401(k) Plan in respect of a US Transferred Member who either requests a loan or terminates employment after Completion but prior to the date of transfer described herein if the required distribution, payment or loan, as the case may be, forms have not been received by Bunzl prior to the last day before the "blackout period" (as defined in Section 101(i) of ERISA), if any, relating to the transfer described herein. Bunzl and Filtrona agree to take such actions and enter into such agreements, if any, that may be necessary to effect the transfer described herein. In consideration for the transfer of assets described herein, the Successor Individual Account Plan shall, effective as of the date of transfer

described herein, assume all of the obligations accumulated by US Transferred Employees under the 401(k) Plan (exclusive of any portion of such account balances which are paid or otherwise withdrawn prior to the date of transfer described herein) with respect to the account balances transferred to the Successor Individual Account Plan.

C. Other Retirement Benefit Schemes

Bunzl and Filtrona agree to co-operate to effect an appropriate split of the retirement benefit arrangements operated by Bunzl in relation to Canadian employees.

Schedule 4
Agreed Form Deed of Amendment

Part 1
Bunzl Pension Plan

THIS DEED OF AMENDMENT is made on 2005

BETWEEN:

(1) **BUNZL PLC** (registered number 358948) whose registered office is at 110 Park Street, London W1K 6NX (the ***Principal Company***); and

(2) **BUNZL PENSION TRUSTEES LIMITED** (registered number 2775657) whose registered office is at 110 Park Street, London W1K 6NX (the ***Trustee***).

WHEREAS:-

(A) By an interim trust deed dated 21 March 1950 the Principal Company (then called Tissue Papers Limited) established the Tissue Papers Superannuation Fund, later called the Bunzl Retirement Income Scheme and now called the Bunzl Pension Plan (the ***Plan***) in order to provide relevant benefits (as now defined in section 612 (1) of the Income and Corporation Taxes Act 1988) for and in respect of certain employees and former employees of the Principal Company and of any employers associated with the Principal Company as shall become eligible to participate in the Plan.

(B) This Deed is supplemental inter alia to the deeds listed in Schedule 1 .

(C) The Trustee is the present sole trustee of the Plan.

(D) The Plan is currently governed by a Definitive Trust Deed dated 16 September 2000 made between (1) the *Principal Company* and (2) the *Trustee* (as amended) (the ***Definitive Trust Deed***).

(E) Under Clause B.3 of the Definitive Trust Deed, the Trustee may at any time and from time to time with the written consent of the Principal Company amend by deed any of the trusts, powers or provisions of the Definitive Trust Deed.

(F) The Principal Company and the Trustee wish to alter the provisions of the Plan as set out in this deed.

(G) The actuary to the Plan (appointed under section 47 of the Pensions Act 1995) has given the required confirmation under section 37 of the Pensions Schemes Act 1993 and certificate under section 67 of the Pensions Act 1995 in relation to this Deed.

NOW THIS DEED WITNESSES

1. Terms and expressions defined in the Definitive Trust Deed shall have the same meanings in this deed except where the context otherwise requires.

2. The Trustee with the consent of the Principal Company hereby amends the provisions of the Definitive Trust Deed with effect on and from the date of this deed in the manner set out in clause 3 and 4 of this deed.

3. Clause N.3.4 is deleted and replaced with the following:

"N.3.4. A transfer may be made under this clause N.3. without the consent of the Member or other person in respect of whom it is being made if:

(a) in the case of a transfer in respect of an Active Member or Member entitled to deferred benefits under clause J (Benefits on withdrawal), if the Contracting-Out Authority so allows or if a transfer without consent in respect of him is not prohibited under the preservation provisions in and under Chapter I of Part IV (Preservation of benefits under occupational pension schemes) of the 1993 Act; or

(b) in the case of a transfer in respect of any pensioner, if the Trustee, having taken the advice of the Actuary, is satisfied that his entitlement under the Plan will not be materially adversely affected by such transfer.".

4. Clause N.3.3 is amended by inserting the following before the full stop at the end of the clause: the words:

"or, if the *Trustee* has entered into an agreement with the *Principal Company* and the trustees of a new occupational pension scheme under which that new occupational pension scheme will provide benefits in respect of *Pensionable Service* under the Plan prior to the date of transfer that are identical to the benefits provided under the Plan in respect of that service as at the date of the agreement, such lesser amount as the *Principal Company* with the consent of the *Trustee* may direct but not less than that part of the *Fund* which the *Principal Company* (having regard to the advice of the *Actuary*) considers relates to the *Beneficiaries*."

5. This deed shall be governed by and construed in accordance with English law.

EXECUTED as a **DEED**

SCHEDULE 1

DEEDS OF THE PLAN

Date	Type	Purpose (inclusion of)	Effective Date
21.3.1950	Interim Deed		21.3.1950
27.9.1950	Definitive Deed		21.3.1950
12.3.1954	Supplemental Deed	Rolex Paper Company Limited	31.3.1954
1.5.1957	Supplemental Deed	Bunzl Pulp & Paper (Sales) Limited	1.1.1957
27.1.1977	Deed of Adherence	Cigarette Components (U.K.) Ltd	1.12.1976
16.2.1978	Deed of Adherence	Bunzl Telecommunication Services Limited	1.11.1977
27.2.1978	Deed of Adherence	Filtrona International Limited	23.1.1978
2.2.1979	Deed of Covenant	Coated Specialities Limited	14.8.1978
12.5.1981	Supplemental Deed	New Definitive Deed	31.3.1974
23.6.1988	Supplemental Deed	Contracting-out provisions	1.7.1988
1.7.1988	Deed of Covenant	J.R. Crompton Plc	1.7.1988
5.7.1988	Deed of Covenant	Filtrona International Limited	20.5.1975
5.7.1988	Deed of Covenant	Filtrona Limited	1.12.1976
5.7.1988	Deed of Covenant	Filtrona Instruments & Automation Limited	30.12.1981
5.7.1988	Deed of Covenant	Southern Counties Paper Limited	1.10.1983
5.7.1988	Deed of Covenant	M.S.L. Lowtech Limited	1.3.1986
5.7.1988	Deed of Covenant	Microwave Systems Limited	1.3.1986
5.7.1988	Deed of Covenant	Microfine Minerals & Chemicals Limited	1.12.1986
5.7.1988	Deed of Covenant	Bunzl Fine Paper Limited	6.4.1987
5.7.1988	Deed of Covenant	Dialene Plc	6.4.1987
5.7.1988	Deed of Covenant	Stewart Plastics Limited	6.4.1987
5.7.1988	Deed of Covenant	Moss Plastic Parts Limited	1.5.1987
5.7.1988	Deed of Covenant	Banbury Plastics Limited	1.9.1987
5.7.1988	Deed of Covenant	Channel Creasing Matrix Limited	1.9.1987
5.7.1988	Deed of Covenant	Sensonics Limited	1.9.1987
5.7.1988	Deed of Covenant	Stag Plastics Limited	1.11.1987

undated	Deed of Covenant	North West Plastics Limited	6.4.1987
5.9.1988	Deed of Covenant	Bunzl Instrumentation Limited	1.7.1988
5.9.1988	Deed of Covenant	Bunzl Manufacturing Limited	1.7.1988
5.9.1988	Deed of Covenant	Precision Engineering Products (Suffolk) Limited	1.1.1988
13.12.1988	Deed of Covenant	Stewart Plastics Plc	6.4.1987
6.1.1989	Deed of Covenant	United Carriers International Limited	24.9.1988
9.1.1989	Deed of Amendment	Fund name changed to Bunzl Retirement Income Scheme	1.7.1988
10.1.1989	Deed of Covenant	Bunzl Industrial Limited	1.9.1987
16.6.1989	Deed of Covenant	Bunzl Merchanting Group Limited	1.12.1988
16.6.1989	Deed of Covenant	Ademco Limited	1.7.1988
21.12.1989	Deed of Amendment	new Clause Ninth	1.12.1989
25.9.1990	Deed of Covenant	Coated Specialities Limited (for employees of Bunzl Graphic Arts Limited on 3.5.1990)	4.5.1990
5.8.1994	Deed of Covenant	Automatic Catering Supplies Ltd	6.4.1994
	Deed of Variation	Equalisation	
22.8.1994	Definitive Trust Deed		1.7.1988
22.12.1994	Deed of Participation	Bunzl Custom Moulding Limited	1.7.1988
3.5.1995	Deed of Participation	NL Whittaker Limited	1.1.1995
31.5.1995	Deed of Participation	Dixon & Roe Limited	1.1.1995
31.5.1995	Deed of Participation	Thom & Cook Limited	1.1.1995
31.5.1995	Deed of Participation	Donald Murray (Paper) Limited	1.1.1995
13.6.1995	Deed of Participation	The Mason's Paper Co. Limited	1.1.1995
25.7.1995	Deed of Participation	Rothera & Brereton Limited	1.1.1995
25.7.1997	Deed of Participation	Alba Paper Limited	1.1.1995

14.8.1995	Deed of Participation	Powell & Heilbron (Paper) Limited	1.1.1995
14.8.1995	Deed of Participation	Michael Jackson (Paper) Limited	1.1.1995
16.4.1997	Deed of Participation	P.P. Payne Limited	1.10.1996
16.4.1997	Deed of Participation	Alpha Supplies Limited	6.4.1997
17.11.1997	Transfer Agreement	Donald Murray (Paper) Limited	6.4.1995
4.12.1997	Transfer Agreement	Rothera and Brereton Limited	6.4.1995
18.2.1998	Transfer Agreement	Dixon & Roe Group Limited	1.5.1995
12.3.1998	Transfer Agreement	The Mason's Paper Co. Limited	1.5.1995
16.9.2000	Deed of Amendment	Increase to spouse's pension	January 1995
16.9.2000	New Definitive Trust Deed, (and note to trustees on proposed new documentation to take effect from 1 July 2000).	Reorganisation of the Plan by envisaging the creation of different sections of the Plan to provided different benefits for different members	1.7.2000
16.9.2000	Deed adopting rules of the DC section	Rules of the DC section	1.7.2000
16.9.2000	Deed adopting rules of the DB section	Rules of the DB section	1.7.2000
16.9.2000	Deed adopting rules of the BRIS section	Rules of the Bunzl Retirement Income Scheme (***BRIS***) section	1.7.2000
16.9.2000	Interim Deed	Establishment of the Mason's section, Thomas Cook section, Rothera section and Donald Murray section.	1.7.2000
28.5.2002	Transfer Deed	Transfer of the assets and liabilities of the Provend Pension Plan to the Bunzl Pension Plan	30.4.2002

14.2.2003	Deed of amendment	The Moss Plastic Parts Limited Pension Fund: changing the employee contribution rate and closing the Scheme to new entrants	14.2.2003
19.3.2004	Deed of rectification	The Moss Plastic Parts Limited Pension Fund: rectifying the deed of amendment of 14.2.2003 and retrospectively giving effect to changing the member contribution rate and closing the Scheme to new entrants	14.2.2003
22.3.2004	Merger Deed	Transfer of the assets and liabilities of the Moss Plastic Parts Limited Pension Fund to the Bunzl Pension Plan	6.4.2004
23.3.2004	Rules of the Moss Section of the Bunzl Pension Plan	Rules of the Moss Section	6.4.2004
31.3.2004	Deed of Transfer	Supplemental to the Merger Deed dated 22.3.2004. Transfer of assets of Moss Plastic Parts Limited Pension Fund to the Bunzl Pension Plan	6.4.2004

SCHEDULE 2

SECTION 37 PENSION SCHEMES ACT CONFIRMATION

AND SECTION 67 PENSIONS ACT 1995 CERTIFICATE

Section 67 of the Pensions Act 1995

I, Richard Shackleton, the actuary for the Plan appointed in accordance with section 47(1) of the Pensions Act 1995, have considered this Deed of Amendment which contains certain modifications to the Plan which fall within the scope of section 67 of the Pensions Act.

I hereby certify to the trustees of the Plan that for the purposes of section 67 of the Pensions Act 1995, in my opinion, the exercise of the power to modify the Plan in the manner proposed by this Deed would not adversely affect any member of the Plan (without his consent) in respect of his entitlement, or accrued rights acquired before that power is exercised.

Words and expressions used above have the same meaning as in section 67 of the Pensions Act 1995.

Section 37 of the Pension Schemes Act 1993 and Regulation 42 of the Occupational Pension Schemes (Contracting-out) Regulations 1996

I also confirm to the trustees of the Plan that for the purposes of section 37 of the Pension Schemes Act 1993 (as amended by the Pensions Act 1995), I have considered the alterations to the Plan envisaged by this deed and that I am satisfied that the Plan would continue to satisfy the statutory standard in accordance with section 12A of the Pension Schemes Act 1993 (as inserted by the Pensions Act 1995) if the alterations in this deed were made.

....

Richard Shackleton
Mercer Human Resources Consulting

Date: 2005

EXECUTED as a **DEED** under)
the **COMMON SEAL** of)
BUNZL PLC in the presence of:-)

Director

Director/Secretary

EXECUTED as a **DEED** under)
the **COMMON SEAL** of)
BUNZL PENSION TRUSTEES)
LIMITED in the presence of:-)

Director

Director/Secretary

Part 2
Bunzl Senior Pension Scheme

THIS DEED OF AMENDMENT is made on 2005

BETWEEN:

(1) **BUNZL PLC** (registered number 358948) whose registered office is at 110 Park Street, London WIK 6NX (the ***Principal Employer***); and

(2) **BUNZL SENIOR PENSION TRUSTEES LIMITED** (registered number 2317609) whose registered office is at 110 Park Street, London WIK 6NX (the ***Trustee***).

WHEREAS:-

(A) By an interim trust deed dated 4 April 1978, a Definitive Deed dated 18 September 1989 and a Definitive Trust Deed and Rules dated 2 November 1998 the Principal Employer established the Bunzl Senior Pension Scheme (the ***Scheme***) in order to provide relevant benefits (as now defined in section 612 (1) of the Income and Corporation Taxes Act 1988) for and in respect of certain employees and former employees of the Principal Employer and of any employers associated with the Principal Employer as shall become eligible to participate in the Scheme.

(B) This Deed is supplemental inter alia to the deeds listed in Schedule 1 .

(C) The Trustee is the present sole trustee of the Scheme.

(D) The Scheme is currently governed by a Definitive Trust Deed and Rules dated 2 November 1998 made between (1) the *Principal Employer* and (2) the *Trustee* (as amended) (the ***Definitive Trust Deed***).

(E) Under Clause 5 of the Definitive Trust Deed, the Principal Employer may at any time and from time to time with the consent of the Trustee by deed alter or modify any of the trusts, powers or provisions of the Definitive Trust Deed.

(F) The Principal Employer and the Trustee wish to alter the provisions of the Scheme as set out in this deed.

(G) The actuary to the Scheme (appointed under section 47 of the Pensions Act 1995) has given the required confirmation under section 37 of the Pensions Schemes Act 1993 and a certificate under section 67 of the Pensions Act 1995 in relation to this Deed.

NOW THIS DEED WITNESSES

1. Terms and expressions defined in the Definitive Trust Deed shall have the same meanings in this deed except where the context otherwise requires.

2. The Principal Employer with the consent of the Trustee hereby amends the provisions of the Definitive Trust Deed with effect on and from the date of this deed in the manner set out in clauses 3, 4 and 5 of this deed.

3. By adding a new definition to Rule 2 (Definitions) of Part I (Construction, Interpretation and Definitions) of Definitive Trust Deed as follows:

"***Contracting-Out Authority*** means the Commissioners of Inland Revenue (through the agency of the National Insurance Contributions Office (***NICO***)) or their replacement as the body with responsibility for contracting-out matters under the 1993 Act.

4. Rule 26(B)(vii) (Transfers- To another scheme) is deleted and replaced with the following:

"(vii) A transfer can be made under this Sub-rule without the consent of any person provided that:

(a) in the case of a transfer in respect of a Member entitled to a Deferred Pension under Sub-rule 9(A) if the Contracting-Out Authority so allows or if a transfer without consent in respect of him is not prohibited under the preservation provisions in and under Chapter I of Part IV (Preservation of benefits under occupational pension schemes) of the 1993 Act; or

(b) in the case of a transfer in respect of any pensioner, if the Trustee, having taken the advice of the Actuary, is satisfied that his entitlement under the Scheme will not be materially adversely affected by such transfer."

5. In Rule 50 (Termination of contributions by a participating employer), the reference to "Rule 10 (Cash sum instead of pension)" in the second part (a) of the Rule shall be deleted and replaced with "Rule 9 (Leaving Service Benefits)".

6. This deed shall be governed by and construed in accordance with English law.

EXECUTED as a **DEED**

SCHEDULE 1

DEEDS OF THE SCHEME

Date	Type	Parties/Originator
Undated	Deed of Adherence (executed but not stamped)	1. Filtrona International Ltd 2. P D M Gell D C Latimer R A Bell
4.4.1978	Interim Trust Deed	1. Bunzl Pulp & Paper Ltd 2. P D M Gell F A G Schoenberg J R Stone
2.2.1979	Deed of Covenant	1. Coated Specialities Limited 2. P D M Gell F A G Schoenberg J R Stone
31.10.1979	Declaration of Trust	1. P D M Gell 2. F A G Schoenberg J R Stone
4.5.1982	Deed of Appointment	1. Bunzl plc 2. P D M Gell F A G Schoenberg J R Stone 3. D C Latimer
1.3.1986	Deed of Adherence	1. Bunzl Paper (UK) Ltd 2. P D M Gell F A G Schoenberg D C Latimer
1.3.1986	Deed of Adherence	1. Bunzl Flexpack ltd 2. P D M Gell F A G Schoenberg D C Latimer
1.3.1986	Deed of Adherence	1. Bunzl Corporation Ltd 2. P D M Gell F A G Schoenberg D C Latimer

14.12.1987	Deed of Appointment	1. Bunzl plc 2. P D M Gell D C Latimer 3. F A G Schoenberg 4. R A Bell
1.7.1988	Deed of Adherence	1. J R Crompton plc 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Filtrona Instruments & Automation Ltd 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Wycombe Marsh Paper Mills Limited 2. P D M Gell D C Latimer R A Bell
5.71988	Deed of Adherence	1. Filtrona Limited 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Banbury Plastics Limited 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Rolex Paper Company Ltd 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Microfine Minerals & Chemicals Ltd 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Southern Counties Paper Ltd 2. PDM Gell DC Latimer R A Bell

5.7.1988	Deed of Adherence	1. Bunzl Fine Paper Ltd 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Stag Plastics Ltd 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Filtrona International Limited 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Dialene plc 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Bunzl Pulp & Paper (Sales) Limited 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Channel Creasing Matrix Ltd 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. M.S.L. Lowtech Ltd 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Sensonics Ltd 2. P D M Gell D C Latimer R A Bell
5.7.1988	Deed of Adherence	1. Microwave Systems Ltd 2. P D M Gell D C Latimer R A Bell

5.7.1988	Deed of Adherence	1. Moss Plastic Parts Limited 2. P D M Gell D C Latimer R A Bell
5.9.1988	Deed of Adherence	1. Precision Engineering Products (Suffolk) Ltd 2. P D M Gell D C Latimer R A Bell
5.9.1988	Deed of Adherence	1. Bunzl Instrumentation Ltd 2. P D M Gell D C Latimer R A Bell
5.9.1988	Deed of Adherence	1. Bunzl Manufacturing Ltd 2. P D M Gell D C Latimer R A Bell
9.9.1988	Deed of Adherence	1. North West Plastics Ltd 2. P D M Gell D C Latimer R A Bell
13.12.1988	Deed of Adherence	1. Stewart Plastics plc 2. P D M Gell D C Latimer R A Bell
6.1.1989	Deed of Adherence	1. United Carriers International Limited 2. P D M Gell D C Latimer R A Bell
10.1.1989	Deed of Adherence	1. Bunzl Industrial Ltd 2. P D M Gell D C Latimer R A Bell
16.6.1989	Deed of Adherence	1. Ademco Ltd 2. P D M Gell D C Latimer R A Bell

16.6.1989	Deed of Adherence	1. Bunzl Manufacturing Group Ltd 2. P D M Gell D C Latimer R A Bell
18.9.1989	Definitive Trust Deed and Rules	1. Bunzl plc 2. P D M Gell D C Latimer R A Bell
11.3.1992	Deed of Change of Trustees	1. Bunzl plc 2. P D M Gell D C Latimer 3. R A Bell 4. J D Barrett D M Williams
27.7.1994	Deed of Change of Trustees	1. Bunzl plc 2. P D M Gell R A Bell 3. D M Williams 4. A Duff
27.7.1994	Deed of Change of Trustees	1. Bunzl plc 2. J D Barrett R A Bell A Duff 3. Bunzl Pension Trustees Limited
18.7.1997	Deed of Change of Trustees	1. Bunzl plc 2. Bunzl Pension Trustees Limited 3. Bunzl Senior Pension Trustees Limited
20.8.1997	Deed of Amendment	1. Bunzl plc 2. Bunzl Senior Pension Trustees Limited
17.11.1997	Transfer Agreement	1. D L F Murray W. Platt P McLaughlin 2. Donald Murray (Paper) Limited 3. Bunzl Pension Trustee Limited

4.12.1997	Transfer Agreement	1. D R Brereton M P Powell P Harris J Lewis S Pilkington S Proudfoot 2. Rothera and Brereton Limited 3. Bunzl Pension Trustees Limited 4. Bunzl plc
2.11.1998	Definitive Trust Deed and Rules	1. Bunzl plc 2. Bunzl Senior Pension Trustees Limited
13.2.2002	Deed of Amendment	1. Bunzl plc 2. Bunzl Senior Pension Trustees Limited

SCHEDULE 2

SECTION 37 PENSION SCHEMES ACT CONFIRMATION

AND SECTION 67 PENSIONS ACT 1995 CERTIFICATE

Section 67 of the Pensions Act 1995

I, Richard Shackleton the actuary for the Scheme appointed in accordance with section 47(1) of the Pensions Act 1995, have considered this Deed of Amendment which contains certain modifications to the Scheme which fall within the scope of section 67 of the Pensions Act.

I hereby certify to the trustees of the Scheme that for the purposes of section 67 of the Pensions Act 1995, in my opinion, the exercise of the power to modify the Scheme in the manner proposed by this Deed would not adversely affect any member of the Scheme (without his consent) in respect of his entitlement, or accrued rights acquired before that power is exercised.

Words and expressions used above have the same meaning as in section 67 of the Pensions Act 1995.

Section 37 of the Pension Schemes Act 1993 and Regulation 42 of the Occupational Pension Schemes (Contracting-out) Regulations 1996

I also confirm to the trustees of the Scheme that for the purposes of section 37 of the Pension Schemes Act 1993 (as amended by the Pensions Act 1995), I have considered the alterations to the Scheme envisaged by this deed and that I am satisfied that the Scheme would continue to satisfy the statutory standard in accordance with section 12A of the Pension Schemes Act 1993 (as inserted by the Pensions Act 1995) if the alterations in this deed were made.

....

Richard Shackleton
Mercer Human Resources Limited
Date: 2005

EXECUTED as a **DEED** under)
the **COMMON SEAL** of)
BUNZL PLC in the presence of:-)

Director

Director/Secretary

EXECUTED as a **DEED** under)
the **COMMON SEAL** of)
BUNZL SENIOR PENSION TRUSTEES)
LIMITED in the presence of:-)

Director

Director/Secretary

Schedule 5
Agreed Form Transfer

DATED ______________________, 2005

(1) **BUNZL PENSION TRUSTEES LIMITED**
as trustee of the BPP

(2) **BUNZL plc**
as Principal Employer of the BPP

(3) **FILTRONA PENSION TRUSTEES LIMITED**
as trustee of the Receiving Scheme

(4) **FILTRONA plc**
as Principal Employer of the Receiving Scheme

TRANSFER AGREEMENT

From the Bunzl Pension Plan

to the Filtrona Pension Plan

Slaughter and May,
One Bunhill Row,
London EC1Y 8YY.
Ref: JZF

INDEX

Page

RECITALS

THIS AGREEMENT is made on , 2005

BETWEEN

(1) **BUNZL PENSION TRUSTEES LIMITED** (registered in England No.2775657) whose registered office is at 110 Park Street, London, W1Y 3RB, as Trustee of the Bunzl Pension Plan (the "**BPP Trustee**");

(2) **BUNZL plc** (registered in England No.358948) whose registered office is at 110 Park Street, London, W1Y 3RB, in its capacity as the Principal Employer of the Bunzl Pension Plan (the "**BPP Principal Employer**");

(3) **FILTRONA PENSION TRUSTEES LIMITED** (registered in England No. 5440187) whose registered office is at 110 Park Street, London, W1K 6NX, as Trustee of the Filtrona Pension Plan (the "**Receiving Trustee**"); and

(4) **FILTRONA plc** (registered in England No. 5444653) whose registered office is at 201-249 Avebury Boulevard, Milton Keynes, MK9 1AU, in its capacity as the Principal Employer of the Filtrona Pension Plan (the "**RS Principal Employer**").

RECITALS

(A) The Bunzl Pension Plan (the **"BPP"**) is currently constituted under a Definitive Trust Deed and Rules (the **"BPP Trust Deed"**) dated 16 September 2000, as amended.

(B) **Clause N.3.1** of the BPP Trust Deed provides that the BPP Trustee may make a transfer of assets , such transfer being, inter alia, of an amount calculated in accordance with Clause N.3.3 and in the manner referred to in N.3.4 (in each case as amended by a deed of amendment of even date herewith) to an Other Arrangement (as defined in the BPP Trust Deed).

(C) The Filtrona Pension Plan (the **"Receiving Scheme"**) is currently constituted under a Definitive Trust Deed (the **"RS Trust Deed"**) dated [ ] 2005.

(D) **Clause N.1.1 (Transfers from Other Arrangements)** of the RS Trust Deed requires the Receiving Trustee, if so requested by the RS Principal Employer and subject to the conditions set out in **Clause N.1.2** to accept a transfer of assets from the BPP on the terms set out in this agreement.

(E) The BPP and the Receiving Scheme are or will be each exempt approved schemes for the purposes of Chapter I of Part XIV of the Income and Corporation Taxes Act 1988.

(F) (i) The BPP is named in a contracting-out certificate issued by the National Insurance Contributions Office in respect of those employments which are contracted-out employments by reference to the BPP.

(ii) It is intended that the Receiving Scheme will be named in a contracting-out certificate issued by the National Insurance Contributions Office in respect of those employments which are contracted-out employments by reference to the Receiving Scheme.

(G) Subject to the terms and conditions set out in this Agreement:

(i) the BPP Principal Employer wishes the BPP Trustee to make the transfers to be made under this Agreement; and

(ii) the RS Principal Employer wishes the Receiving Trustee to accept the transfers to be made under this Agreement.

(H) Application has been made to the Inland Revenue for approval of the transfer from the BPP to the Receiving Scheme contemplated by this Agreement.

(I) The benefits accrued to and in respect of the individuals referred to in **Clause 1(B)** of this Agreement (the **"Filtrona Transferring Beneficiaries"**) by reference to pensionable service in the BPP up to and including the day prior to that on which the demerger of the Filtrona group from Bunzl (the "**Demerger**") is completed ("**Completion**") are to be transferred to the Receiving Scheme with effect from the Transfer Date (as defined in Clause 2 below), on the terms and subject to the conditions of this Agreement.

(J) Those active members of the BPP who were immediately prior to Completion employed in the Fibre Technologies and Plastics Technologies business owned, operated or carried on by Filtrona International Limited and its subsidiary undertakings immediately prior to Completion (the "**Filtrona Business**") and who do not opt not to join the Receiving Scheme (the "**Filtrona Active Members"**) are to become active members of the Receiving Scheme with effect from the date of Completion, on the terms and subject to the conditions of this Agreement.

(K) An amount equal to the assets of the BPP relating to Filtrona Transferring Beneficiaries (the **"Transfer Amount"**) calculated in accordance with **Clause 3** is to be transferred to the Receiving Scheme with effect from the Transfer Date (as defined in **Clause 2** below), on the terms and subject to the conditions of this Agreement.

(L) The Filtrona Transferring Beneficiaries are to be transferred from the BPP to the Receiving Scheme without consent. To comply with Regulation 12 of the Occupational Pension Schemes (Preservation of Benefits) Regulations 1991 (to the extent applicable) a certificate is required from the actuary for the time being to the BPP (the "**BPP Scheme Actuary**"). The transfers of the Filtrona Transferring Beneficiaries to the Receiving Scheme contemplated by this Agreement are subject to the BPP Scheme Actuary providing a certificate in the form required under regulation 12(3) of the Occupational Pension Schemes (Preservation of Benefit) Regulations 1991 (GN16 Certificate (the "**Preservation Regulations**").

THIS AGREEMENT PROVIDES as follows:

1. **Agreement to make and accept transfers**

(A) Subject to **Clause 2** below, with effect from the Transfer Date (as referred to in **Clause 2** below):

(i) the BPP Trustee agrees to transfer and the Receiving Trustee will, as required by Rule 26A of the RS Trust Deed, accept the Transfer Amount in respect of the Filtrona Transferring Beneficiaries; and

(ii) subject to receipt of the Transfer Amount, the Receiving Trustee will, as required by Rule 26A of the RS Trust Deed, grant to and in respect of the Filtrona Transferring Beneficiaries the applicable benefits in respect of pensionable service up to and including Completion set out in the **Schedule** to this Agreement.

(B) The Filtrona Transferring Beneficiaries are:

(i) Filtrona Active Members (as defined in Recital (J)); and

(ii) former active members of the BPP (and persons receiving or who may be entitled to receive pensions in respect of former active members) in either case which former active members were last employed in a business that currently forms part of the Filtrona Business.

2. **Timing of transfer and condition**

(A) The obligations of the parties under **Clause 1** of this Agreement are conditional upon:

(i) the Receiving Scheme having been established as (or being capable of approval as) an exempt approved scheme for the purposes of Chapter I of Part XIV of the Income and Corporation Taxes Act 1988 with the RS Trust Deed and Rules in a form identical to the BPP Trust Deed and Rules save as provided in Annex B;

(ii) the Inland Revenue having approved in writing the transfer from the BPP to the Receiving Scheme contemplated by this Agreement (and such approval not having been revoked);

(iii) the Receiving Scheme being named in a contracting-out certificate issued by the National Insurance Contributions Office in respect of those employments which are contracted-out employments by reference to the Receiving Scheme;

(iv) the BPP Scheme Actuary having issued a GN16 Certificate in relation to the transfer from the BPP to the Receiving Scheme and such GN16 Certificate remaining valid on the Transfer Date;

(v) notice of the transfer from the BPP to the Receiving Scheme having been sent in accordance with regulation 12(4B) of the Preservation Regulations at least one month before the transfer to those Filtrona Transferring Beneficiaries to whom such notice must be given under the Preservation Regulations for whom the BPP Trustee has addresses;

(vi) payment of a special contribution of £3.25m by the BPP Principal Employer into the BPP having been made on or before Completion; and

(vii) the BPP Trustee having received confirmation (in writing) from the RS Principal Employer that:

- the RS Principal Employer will agree an initial schedule of contributions which will accelerate the payment of employer contributions to a level which is expected to eliminate the deficit under the Receiving Scheme, calculated on an ongoing basis using current actuarial assumptions under the BPP, over a maximum period of 10 years from Completion; and

- the RS Principal Employer agrees that any Filtrona Transferring Beneficiaries who have additional voluntary contributions ("**AVCs**") invested with Equitable Life will be fully compensated in the event that such members forfeit the right to all or any part of the bonus guarantee in respect of their AVC investment pursuant to the transfer from the BPP to the Receiving Scheme.

(B) The transfer and payment of the Transfer Amount shall occur on the date which is:

(i) 30 September 2005 or, if later, 30 days after the Transfer Amount has been determined in accordance with **Clause 3** below and the conditions set out in **Clause 2(A)** have been satisfied; or

(ii) on such other date as the parties may agree,

(the "**Transfer Date**").

(C) Each party agrees to use all reasonable endeavours to ensure satisfaction of the conditions set out in **Clause 2(A)** above as soon as is reasonably practicable.

(D) The parties agree that, if Completion has not occurred by 30 June 2005, they will make such amendments to this Agreement as are agreed in order to fairly reflect the resulting delay in implementation of this Agreement.

3. Calculation of the Transfer Amount

(A) Following Completion the BPP Scheme Actuary will be requested to calculate the Transfer Amount on the basis set out in **Clause 3(B)** below.

(B) The Transfer Amount in respect of liabilities of Filtrona Transferring Beneficiaries up to Completion will be calculated on a "share of fund" basis, as determined by the BPP Scheme Actuary and agreed with an actuary to be appointed by the RS Principal Employer (the "**Filtrona Actuary**"). Under this approach:

(i) the total liabilities of the BPP will be estimated as at 6 April 2005 using financial assumptions derived in the same way as for the last formal actuarial valuation of the BPP (carried out as at 6 April 2003) but based on market conditions at 6 April 2005, as set out in Annex A to this Agreement;

(ii) the demographic assumptions used will be the same as used in that actuarial valuation;

(iii) the total liabilities of the BPP will then be projected to Completion (using such method as the BPP Scheme Actuary deems appropriate and reasonable) and divided between those attributable to Filtrona Transferring Beneficiaries and the remainder;

(iv) the market value of the assets of the BPP at Completion will be estimated by Mercer Human Resource Consulting, based on reports provided by the various investment managers as at the close of business on the business day prior to Completion and the BPP's net current assets estimated by the Bunzl Pensions Department (but deducting the special contribution referred to in **Clause 2(A)(vi)**);

(v) the amount to be transferred to the Receiving Scheme would then be calculated at Completion as the

$$\text{Market value of assets as estimated in (iv)} \times \frac{\text{Liabilities attributable to Filtrona Transferring Beneficiaries in (iii)}}{\text{Total liabilities as estimated in (iii)}}$$

(vi) the Transfer Amount would then be the amount, calculated in (v) adjusted from Completion to the Payment Date (using such method as the BPP Scheme Actuary agrees with the Filtrona Actuary), but making allowance for

- the return on the BPP's assets over the period to Payment Date. If, for any period, the actual return on the BPP's assets is not available, the return for this period shall be estimated by the Scheme Actuary, based on the asset allocation at the start of the period in question and the return on the appropriate market index (consistent with the relevant class of assets) over the period;

- payments and benefits paid from the BPP in respect of Filtrona Transferring Beneficiaries; and

- contributions made to the BPP by or in respect of Filtrona Transferring Beneficiaries.

(C) The assets to be transferred will be agreed between the BPP Trustee and the Receiving Trustee. The general principle will be that the Receiving Trustee should receive a rateable proportion of the assets of the BPP. However:

(i) to the extent that the Receiving Trustee does not wish to receive particular assets, those assets will be sold and a cash transfer of the net proceeds will be made. The costs of sale will be borne by the Receiving Trustee; and

(ii) if and to the extent that it is not possible for an asset of the BPP to be so divided between the two schemes an amount equal to the value of the relevant proportion of the asset will be transferred to the Receiving Trustee or, if there are costs in such division, those costs will be borne by the BPP.

4. **Agreement of the BPP Principal Employer and of the RS Principal Employer**

(A) The BPP Principal Employer consents to the transfer by the BPP Trustee of the Transfer Amount to the Receiving Trustee to and in respect of the Filtrona Transferring Beneficiaries.

(B) The RS Principal Employer requires the Receiving Trustee to accept the Transfer Amount and to grant to and in respect of the Filtrona Transferring Beneficiaries the applicable benefits set out in the **Schedule 2** this Agreement.

(C) The BPP Principal Employer and the RS Principal Employer each agree to establish an appropriate mechanism (the terms of such mechanism to be agreed with the BPP Trustee and Receiving Trustee) under which the BPP Trustee and Receiving Trustee can continue to review and monitor the ongoing strength of the employer covenant under the BPP and the Receiving Scheme (as the case may be). The BPP Trustee and the Receiving Trustee each agree to keep all information provided by the BPP Principal Employer or the RS Principal Employer (as the case may be) confidential unless expressly agreed otherwise.

5. **Funding payment**

The parties agree that, to the extent permitted by law, the special contribution made by Bunzl in accordance with **Clause 2(A)(vi)** includes and is on account of any debt arising under Section 75 Pensions Act 1995 (calculated in accordance with Regulation 7 of the Occupational Pension Schemes (Employer Debt) Regulations 2005, as in force on 13 May 2005, on Filtrona International Limited and its subsidiaries ceasing to participate in the BPP on Completion, and the BPP Trustee agrees to accept such amount on the basis that it satisfies any debt so arising up to £3.25 million. Bunzl agrees that if any additional debt arises, calculated on that basis, it

will be met by Bunzl and the BPP Trustee agrees to accept payment from Bunzl in satisfaction of any such debt.

6. Contributions by the Filtrona Transferring Beneficiaries to the BPP to be treated as if they were contributions to the Receiving Scheme

The Receiving Trustee will procure that only such part of the Transfer Amount as is derived from contributions made or treated as having been made to the BPP by a Filtrona Transferring Beneficiary will be treated as if it had been derived from contributions to the Receiving Scheme by that Filtrona Transferring Beneficiary, and the Receiving Trustee will maintain such restrictions in respect of such part of the Transfer Amount as were applicable in the BPP and as are notified to the Receiving Trustee by the BPP Trustee.

7. Qualifying service in the BPP to be treated as qualifying service in the Receiving Scheme

Subject to receipt of the Transfer Amount the Receiving Trustee will treat as linked qualifying service for the purposes of the preservation requirements of the Pension Schemes Act 1993 service notified by the BPP Trustee to the Receiving Trustee as being qualifying service in the BPP.

8. Contracted-out membership

Subject to receipt of the Transfer Amount, where any Filtrona Transferring Beneficiary has an entitlement to a guaranteed minimum pension or Section 9(2B) Rights in the BPP, the Receiving Trustee will make available to and in respect of that Filtrona Transferring Beneficiary the guaranteed minimum pension benefits or Section 9(2B) Rights required by the contracting-out provisions of the Pension Schemes Act 1993.

9. Equivalent pension benefits

Where a Filtrona Transferring Active Member has an entitlement to Equivalent Pension Benefits (as defined in Section 13(7) of the Pension Schemes Act 1993) in the BPP, the Receiving Trustee will, subject to receipt of the Transfer Amount, provide to and in respect of that Filtrona Transferring Active Member the Equivalent Pension Benefits that would, but for the transfer, have been provided under the BPP.

10. Future service benefits

Subject to Clause 2 above, the Receiving Trustee shall admit each of the Filtrona Active Members to membership of the Receiving Scheme for benefits in respect of pensionable service from and including Completion which shall be identical in amount and qualification requirements to the provisions of the Rules of the BPP Trust Deed including, where relevant, applying the definitions set out in the BPP Trust Deed in force on Completion but which shall otherwise be subject to the provisions of the Receiving Scheme.

11. Money purchase members

The Receiving Trustee shall provide, for and in respect of each Filtrona Transferring Beneficiary who is not in receipt of a pension, a credit to an individual account (or accounts) of an amount equal to the part of the Money Purchase Fund (without deductions for commission or any other payments) transferred in respect of that Filtrona Transferring Beneficiary.

For the purposes of this clause 11:

> ***Money Purchase Fund*** means, in respect of each Filtrona Transferring Beneficiary who is a member of the DC Section of the BPP immediately before Completion, those assets of the BPP at the Transfer Date which are referable to or derived from any money purchase benefits arising under the provisions of the DC Section of the BPP in respect of that Filtrona Transferring Beneficiary.

12. BPP Principal Employer indemnity for BPP Trustee

(A) Subject to payment of the Transfer Amount under Clause 2 of this Agreement, the BPP Principal Employer shall, to the extent permitted by law, indemnify the BPP Trustee, its directors and officers against all liabilities arising out of or in relation to the entering into or performance of this Agreement other than:

(i) any liability (whether or not the BPP Principal Employer or BPP Trustee were at the date of this Agreement aware of such liability) to provide benefits in respect of the Filtrona Transferring Beneficiaries which the Receiving Trustee has assumed in accordance with this Agreement; or

(ii) any liability due to breach of trust knowingly and intentionally committed or condoned by the BPP Trustee or any such director or officer.

(B) The indemnity in Clause 12(A) above shall not apply to the extent that the BPP Trustee (or any such director or officer) is otherwise entitled to and receives reimbursement (which the BPP Trustee shall at the BPP Principal Employer's request seek to obtain) for any such liability from any other person or any other source.

(C) The indemnity in Clause 12(A) above shall not apply to the extent that any liability incurred by the BPP Trustee or by any such director or officer is caused by any failure on its or his part to comply with this Agreement or by its or his fraud or personal conscious bad faith.

(D) If the BPP Trustee becomes aware of any claim or proceeding or any threat of a claim or proceeding being made in respect of any matter in Clause 12(A) above, it will give notice of this to the BPP Principal Employer as soon as is reasonably practicable, together with all relevant information in its control. The BPP Principal Employer will have sole conduct of any such claim or proceeding (including all litigation and all communication and negotiation with the person or persons concerned in such claim, proceeding or threat or their representatives) and the BPP Trustee will give the BPP

Principal Employer all such assistance in relation thereto as BPP Principal Employer reasonably requires.

13. Ability to amend the Transfer Agreement

(A) If the BPP Trustee and the Receiving Trustee are of the opinion that any benefits intended to be granted to or in respect of the Filtrona Transferring Beneficiaries under this Agreement are not accurately provided for in this Agreement, then, with the consent of the BPP Principal Employer and the RS Principal Employer, the BPP Trustee and the Receiving Trustee may by agreement in writing make such amendments to this Agreement as they consider appropriate and the benefits granted to the Filtrona Transferring Beneficiaries shall be adjusted accordingly.

(B) Any amendments made under **Clause 13(A)** above may have retrospective effect if the BPP Trustee and the Receiving Trustee so agree.

14. Execution of this Agreement

(A) This Agreement may be executed in as many parts as there are signatories to it. When each signatory has executed at least one part of this Agreement it shall be as effective as if all of the signatories had executed all of the parts of it. Each part of this Agreement may be treated as an original of this Agreement.

(B) The parties to this document intend it to be a Deed, and agree to sign and deliver it as a Deed.

15. Capacity of the BPP Trustee and the Receiving Trustee

(A) The BPP Trustee and the Receiving Trustee are entering into this Agreement in their capacity as the trustee of the BPP and the trustee of the Receiving Scheme respectively.

(B) The obligations and liabilities of the BPP Trustee and the Receiving Trustee shall be limited to the assets of the BPP and the Receiving Scheme respectively as may exist from time to time under their control and available to them respectively to meet the obligations and liabilities together with any amounts otherwise recovered under any right of indemnity or under any insurance policy to which the BPP Trustee or the Receiving Trustee respectively are entitled.

16. Nominations made by Transferring Beneficiaries

Where a Filtrona Transferring Beneficiary had lodged a notice with the BPP Trustee providing the name and particulars of persons whom that Filtrona Transferring Beneficiary wished the BPP Trustee to consider as recipients of part or all of any benefit payable in accordance with the provisions of the BPP Trust Deed then in force, the persons named in that notice will be deemed by the Receiving Trustee to be persons falling within **Clause [ ]** of the RS Trust Deed [*Reference to appropriate provision to be added*] provided that:

(i) the notice has been delivered by the BPP Trustee to the Receiving Trustee;

(ii) the notice has not been expressly revoked or rescinded by the Filtrona Transferring Beneficiary by notice in writing to the Receiving Trustee, and

(iii) the notice contains sufficient particulars of the named persons to enable the Receiving Trustee to identify them.

17. Agreement shall bind successors in office

This Agreement shall be binding on the respective successors in office of the BPP Trustee and the Receiving Trustee.

18. Determinations of actuaries

(A) Where, under the terms of this Agreement, either the BPP Scheme Actuary or Filtrona Actuary is required to make a determination, adjustment or other decision (not being one requiring the agreement of the other actuary), he shall act as an expert and not as an arbitrator.

(B) Where any matter is to be agreed between the BPP Scheme Actuary and the Filtrona Actuary but no such agreement has been reached, any party hereto may refer the matter for decision by an independent actuary. Such independent actuary shall be agreed between the parties and, in the absence of agreement, shall be nominated by the President of the Institute of Actuaries for the time being. The costs of such independent actuary and of such nomination shall be borne equally by the BPP Principal Employer and the RS Principal Employer or as the independent actuary otherwise directs. The independent actuary shall act as an expert and not as an arbitrator.

19. Exclusion of the Contracts (Rights of Third Parties) Act 1999

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

20. Governing Law

This Agreement shall be governed by and construed in accordance with English law.

IN WITNESS of which the parties to this Agreement have executed it as a Deed on or before the date which first appears on page 1.

SCHEDULE
(Referred to in Clause 1)

Benefits to be granted to and in respect of the Filtrona Transferring Beneficiaries

1. Past service benefits to be granted to and in respect of the Filtrona Transferring Beneficiaries

The benefits to be granted to the Filtrona Transferring Beneficiaries in accordance with Clause 1 in respect of pensionable service up to and including Completion shall be identical in amount and qualification requirements to the provisions of the Rules contained in the BPP Trust Deed including where relevant the definitions set out in the BPP Trust Deed in force on Completion based on pensionable salary at Completion and pensionable service accrued to Completion as warranted to the Receiving Trustee by the BPP Trustee to be true, complete and accurate in all material respects, but which shall otherwise be subject to the provisions of the Receiving Scheme. For the purposes of this paragraph 1, "material" shall mean an impact on the Transfer Amount of £50,000 or more.

2. Voluntary contributions

(A) Where a Filtrona Transferring Beneficiary has paid voluntary contributions to the BPP, the assets related to those voluntary contributions and the benefits to be provided in respect of those voluntary contributions, shall be transferred to and provided from the Receiving Scheme in place of the BPP. The benefits to be provided in respect of those voluntary contributions shall be granted by the Receiving Trustee and shall be identical in amount and qualification requirements to the provisions of the Rules contained in the BPP Trust Deed including where relevant the definitions set out in the BPP Trust Deed in force on Completion, but shall otherwise be subject to the provisions of the Receiving Scheme.

(B) Where a Filtrona Transferring Active Member was paying to the BPP voluntary contributions, those voluntary contributions shall, instead, be treated as being payable in respect of any period on or after Completion to the Receiving Scheme but on the terms and subject to the conditions of the provisions of the Receiving Scheme.

) **EXECUTED AS A DEED** by
) **BUNZL PENSION**
) **TRUSTEES LIMITED**
) affixing its **COMMON SEAL**
) In the presence of:-

Signed...
Director

Name:...

Signed...
Director/Secretary

Name:...

) **EXECUTED AS A DEED** by
) **BUNZL plc**
) affixing its **COMMON SEAL**
) In the presence of:-

Signed...
Director

Name:...

Signed...
Director/Secretary

Name:...

EXECUTED AS A DEED by)
FILTRONA PENSION TRUSTEES)
LIMITED affixing its **COMMON SEAL**)
in the presence of:-)

Signed...
Director

Name:...

Signed...
Director/Secretary

Name:...

EXECUTED AS A DEED by)
FILTRONA plc)
affixing its **COMMON SEAL**)
in the presence of:-)

Signed...
Director

Name:...

Signed...
Director/Secretary

Name:...

Annex A

Financial Assumptions

The key financial assumptions are as follows (with the equivalent assumptions at 6 April 2003 being shown for reference):

	Valuation date (6 April 2003)	6 April 2005
Investment return – pre-retirement	6.25% pa	6.25% pa
Pensionable Salary increases	4% pa	4.25% pa
Real investment return above salary increases	2.25% pa	2.00% pa
Investment return – post-retirement	5.25% pa	5.25% pa
Pension increases		
- Pre March 2002	3.00% pa	3.00% pa
- Post March 2002	2.50% pa	2.75% pa
Real investment return above pension increases	2.25%/2.75% pa	2.25%/2.50% pa
Price inflation	2.5% pa	2.75% pa
Real pension increases above price inflation	0.5%/0% pa	0.25%/0.00% pa

Annex B

The Receiving Scheme will not be on identical terms to the BPP in that:

(i) it must provide for automatic membership of the Receiving Scheme, with effect from Completion, for Filtrona Active Members;

(ii) the trust deed of the Receiving Scheme must require the trustees of the Receiving Scheme to accept a transfer of past service liabilities from the BPP on the basis set out in this Agreement and, in particular, to provide benefits in return on the basis referred to in the Schedule;

(iii) it may be amended to the extent necessary to reflect changes in legislation; and

(iv) it may be amended to the extent necessary to obtain Inland Revenue approval of the Receiving Scheme.

AGREED FORM

Transfer to the Filtrona Senior Pension Scheme

DATED ____________________, 2005

(1) **BUNZL SENIOR PENSION TRUSTEES LIMITED** as trustee of the BSPS

(2) **BUNZL plc** as Principal Employer of the BSPS

(3) **FILTRONA SENIOR PENSION TRUSTEES LIMITED** as trustee of the Receiving Scheme

(4) **FILTRONA plc** as Principal Employer of the Receiving Scheme

---

TRANSFER AGREEMENT

From the Bunzl Senior Pension Scheme

to the Filtrona Senior Pension Scheme

Slaughter and May,
One Bunhill Row,
London EC1Y 8YY.
Ref: JZF

PN051330047

INDEX

THIS AGREEMENT is made on , 2005

BETWEEN

(1) **BUNZL SENIOR PENSION TRUSTEES LIMITED** (registered in England No.2317609) whose registered office is at 110 Park Street, London, W1K 6NX, as Trustee of the Bunzl Senior Pension Scheme (the "**BSPS Trustee**");

(2) **BUNZL plc** (registered in England No.358948) whose registered office is at 110 Park Street, London, W1Y 3RB, in its capacity as the Principal Employer of the Bunzl Senior Pension Scheme (the "**BSPS Principal Employer**");

(3) **FILTRONA SENIOR PENSION TRUSTEES LIMITED** (registered in England No. 1823891) whose registered office is at 110 Park Street, London, W1K 6NX, as Trustee of the Filtrona Senior Pension Scheme (the "**Receiving Trustee**"); and

(4) **FILTRONA plc** (registered in England No. 5444653) whose registered office is at 201-249 Avebury Boulevard, Milton Keynes, MK9 1AU, in its capacity as the Principal Employer of the Filtrona Senior Pension Scheme (the "**RS Principal Employer**").

RECITALS

(A) The Bunzl Senior Pension Scheme (the **"BSPS"**) is currently constituted under a Definitive Trust Deed and Rules (the **"BSPS Trust Deed"**) dated 2 November 1998, as amended.

(B) **Clause 26(B)** of the BSPS Trust Deed provides that the BSPS Trustee may make a transfer of assets on the basis set out in that Rule (as amended by a deed of amendment of even date herewith) to a Receiving Scheme (as defined in the BSPS Trust Deed).

(C) The Filtrona Senior Pension Scheme (the **"Receiving Scheme"**) is currently constituted under a Definitive Trust Deed (the **"RS Trust Deed"**) dated [ ] 2005.

(D) **Rule 26(A) (Transfers from another scheme)** of the RS Trust Deed requires the Receiving Trustee, if so requested by the RS Principal Employer and subject to the conditions set out in that Rule, to accept a transfer of assets from the BSPS on the terms set out in this agreement.

(E) The BSPS and the Receiving Scheme are or will be each exempt approved schemes for the purposes of Chapter I of Part XIV of the Income and Corporation Taxes Act 1988.

(F) (i) The BSPS is named in a contracting-out certificate issued by the National Insurance Contributions Office in respect of those employments which are contracted-out employments by reference to the BSPS.

(ii) It is intended that the Receiving Scheme will be named in a contracting-out certificate issued by the National Insurance Contributions Office in respect of those employments which are contracted-out employments by reference to the Receiving Scheme.

(G) Subject to the terms and conditions set out in this Agreement:

(i) the BSPS Principal Employer wishes the BSPS Trustee to make the transfers to be made under this Agreement; and

(ii) the RS Principal Employer wishes the Receiving Trustee to accept the transfers to be made under this Agreement.

(H) Application has been made to the Inland Revenue for approval of the transfer from the BSPS to the Receiving Scheme contemplated by this Agreement.

(I) The benefits accrued to and in respect of the individuals referred to in **Clause 1(B)** of this Agreement (the **"Filtrona Transferring Beneficiaries"**) by reference to pensionable service in the BSPS up to and including the day prior to that on which the demerger of the Filtrona group from Bunzl (the "**Demerger**") is completed ("**Completion**") are to be transferred to the Receiving Scheme with effect from the Transfer Date (as defined in Clause 2 below), on the terms and subject to the conditions of this Agreement.

(J) Those active members of the BSPS who were immediately prior to Completion employed in the Fibre Technologies and Plastics Technologies business owned, operated or carried on by Filtrona International Limited and its subsidiary undertakings immediately prior to Completion (the "**Filtrona Business**") and who do not opt not to join the Receiving Scheme (the "**Filtrona Active Members"**) are to become active members of the Receiving Scheme with effect from the date of Completion, on the terms and subject to the conditions of this Agreement.

(K) An amount equal to the assets of the BSPS relating to Filtrona Transferring Beneficiaries (the **"Transfer Amount"**) calculated in accordance with **Clause 3** is to be transferred to the Receiving Scheme with effect from the Transfer Date (as defined in **Clause 2** below), on the terms and subject to the conditions of this Agreement.

(L) The Filtrona Transferring Beneficiaries are to be transferred from the BSPS to the Receiving Scheme without consent. To comply with Regulation 12 of the Occupational Pension Schemes (Preservation of Benefits) Regulations 1991 (to the extent applicable) a certificate is required from the actuary for the time being to the BSPS (the "**BSPS Scheme Actuary**"). The transfers of the Filtrona Transferring Beneficiaries to the Receiving Scheme contemplated by this Agreement are subject to the BSPS Scheme Actuary providing a certificate in the form required under regulation 12(3) of the Occupational Pension Schemes (Preservation of Benefit) Regulations 1991 (GN16 Certificate (the "**Preservation Regulations**").

THIS AGREEMENT PROVIDES as follows:

1. <u>Agreement to make and accept transfers</u>

(A) Subject to **Clause 2** below, with effect from the Transfer Date (as referred to in **Clause 2** below):

(i) the BSPS Trustee agrees to transfer and the Receiving Trustee will, as required by Rule 26A of the RS Trust Deed, accept the Transfer Amount in respect of the Filtrona Transferring Beneficiaries; and

(ii) subject to receipt of the Transfer Amount, the Receiving Trustee will, as required by Rule 26A of the RS Trust Deed, grant to and in respect of the Filtrona Transferring Beneficiaries the applicable benefits in respect of pensionable service up to and including Completion set out in the **Schedule** to this Agreement.

(B) The Filtrona Transferring Beneficiaries are:

(i) Filtrona Active Members (as defined in Recital (J)); and

(ii) former active members of the BSPS (and persons receiving or who may be entitled to receive pensions in respect of former active members) in either case which former active members were last employed in a business that currently forms part of the Filtrona Business.

2. Timing of transfer and condition

(A) The obligations of the parties under **Clause 1** of this Agreement are conditional upon:

(i) the Receiving Scheme having been established as (or being capable of approval as) an exempt approved scheme for the purposes of Chapter I of Part XIV of the Income and Corporation Taxes Act 1988 with the RS Trust Deed and Rules in a form identical to the BSPS Trust Deed and Rules save as provided in Annex B;

(ii) the Inland Revenue having approved in writing the transfer from the BSPS to the Receiving Scheme contemplated by this Agreement (and such approval not having been revoked);

(iii) the Receiving Scheme being named in a contracting-out certificate issued by the National Insurance Contributions Office in respect of those employments which are contracted-out employments by reference to the Receiving Scheme;

(iv) the BSPS Scheme Actuary having issued a GN16 Certificate in relation to the transfer from the BSPS to the Receiving Scheme and such GN16 Certificate remaining valid on the Transfer Date;

(v) notice of the transfer from the BSPS to the Receiving Scheme having been sent in accordance with regulation 12(4B) of the Preservation Regulations at least one month before the transfer to those Filtrona Transferring Beneficiaries to whom such notice must be given under the Preservation Regulations for whom the BSPS Trustee has addresses;

(vi) payment of a special contribution of £1.5m by the BSPS Principal Employer into the BSPS having been made on or before Completion; and

(vii) the BSPS Trustee having received confirmation (in writing) from the RS Principal Employer that:

- the RS Principal Employer will agree an initial schedule of contributions which will accelerate the payment of employer contributions to a level which is expected to eliminate the deficit under the Receiving Scheme, calculated on an ongoing basis using current actuarial assumptions under the BSPS, over a maximum period of 10 years from Completion; and

- the RS Principal Employer agrees that any Filtrona Transferring Beneficiaries who have additional voluntary contributions ("**AVCs**") invested with Equitable Life will be fully compensated in the event that such members forfeit the right to all or any part of the bonus guarantee in respect of their AVC investment pursuant to the transfer from the BSPS to the Receiving Scheme.

(B) The transfer and payment of the Transfer Amount shall occur on the date which is:

(i) 30 September 2005 or, if later, 30 days after the Transfer Amount has been determined in accordance with **Clause 3** below and the conditions set out in **Clause 2(A)** have been satisfied; or

(ii) on such other date as the parties may agree,

(the "**Transfer Date**").

(C) Each party agrees to use all reasonable endeavours to ensure satisfaction of the conditions set out in **Clause 2(A)** above as soon as is reasonably practicable.

(D) The parties agree that, if Completion has not occurred by 30 June 2005, they will make such amendments to this Agreement as are agreed in order to fairly reflect the resulting delay in implementation of this Agreement.

3. <u>Calculation of the Transfer Amount</u>

(A) Following Completion the BSPS Scheme Actuary will be requested to calculate the Transfer Amount on the basis set out in **Clause 3(B)** below.

(B) The Transfer Amount in respect of liabilities of Filtrona Transferring Beneficiaries up to Completion will be calculated on a "share of fund" basis, as determined by the BSPS Scheme Actuary and agreed with an actuary to be appointed by the RS Principal Employer (the "**Filtrona Actuary**"). Under this approach:

(i) the total liabilities of the BSPS will be estimated as at 6 April 2005 using financial assumptions derived in the same way as for the last formal actuarial valuation of the BSPS (carried out as at 6 April 2003) but based on market conditions at 6 April 2005, as set out in Annex A to this Agreement;

(ii) the demographic assumptions used will be the same as used in that actuarial valuation;

(iii) the total liabilities of the BSPS will then be projected to Completion (using such method as the BSPS Scheme Actuary deems appropriate and reasonable) and divided between those attributable to Filtrona Transferring Beneficiaries and the remainder;

(iv) the market value of the assets of the BSPS at Completion will be estimated by Mercer Human Resource Consulting, based on reports provided by the various investment managers as at the close of business on the business day prior to Completion and the BSPS's net current assets estimated by the Bunzl Pensions Department (but deducting the special contribution referred to in **Clause 2(A)(vi)**);

(v) the amount to be transferred to the Receiving Scheme would then be calculated at Completion as the

Market value of assets as estimated in (iv) X <u>Liabilities attributable to Filtrona Transferring Beneficiaries in (iii)</u>

Total liabilities as estimated in (iii)

(vi) the Transfer Amount would then be (A) the amount of assets, calculated in (v) adjusted from Completion to the Payment Date (using such method as the BSPS Scheme Actuary agrees with the Filtrona Actuary), but making allowance for

- the return on the BSPS's assets over the period to Payment Date. If, for any period, the actual return on the BSPS's assets is not available, the return for this period shall be estimated by the Scheme Actuary, based on the asset allocation at the start of the period in question and the return on the appropriate market index (consistent with the relevant class of assets) over the period;

- payments and benefits paid from the BSPS in respect of Filtrona Transferring Beneficiaries; and

- contributions made to the BSPS by or in respect of Filtrona Transferring Beneficiaries,

plus (B) an amount equal to the special contribution referred to in **Clause 2(A)(vi)**.

(C) The assets to be transferred will be agreed between the BSPS Trustee and the Receiving Trustee. The general principle will be that the Receiving Trustee should receive a rateable proportion of the assets of the BSPS. However:

(i) to the extent that the Receiving Trustee does not wish to receive particular assets, those assets will be sold and a cash transfer of the net proceeds will be made. The costs of sale will be borne by the Receiving Trustee; and

(ii) if and to the extent that it is not possible for an asset of the BSPS to be so divided between the two schemes an amount equal to the value of the relevant proportion of the asset will be transferred to the Receiving Trustee or, if there are costs in such division, those costs will be borne by the BSPS.

4. **Agreement of the BSPS Principal Employer and of the RS Principal Employer**

(A) The BSPS Principal Employer consents to the transfer by the BSPS Trustee of the Transfer Amount to the Receiving Trustee to and in respect of the Filtrona Transferring Beneficiaries.

(B) The RS Principal Employer requires the Receiving Trustee to accept the Transfer Amount and to grant to and in respect of the Filtrona Transferring Beneficiaries the applicable benefits set out in the **Schedule** to this Agreement.

(C) The BSPS Principal Employer and the RS Principal Employer each agree to establish an appropriate mechanism (the terms of such mechanism to be agreed with the BSPS Trustee and Receiving Trustee) under which the BSPS Trustee and Receiving Trustee can continue to review and monitor the ongoing strength of the employer covenant under the BSPS and the Receiving Scheme (as the case may be). The BSPS Trustee and the Receiving Trustee each agree to keep all information provided by the BSPS Principal Employer or the RS Principal Employer (as the case may be) confidential unless expressly agreed otherwise.

5. **Funding payment**

The parties agree that, to the extent permitted by law, the special contribution made by Bunzl in accordance with **Clause 2(A)(vi)** includes and is on account of any debt arising under Section 75 Pensions Act 1995 (calculated in accordance with Regulation 7 of the Occupational Pension Schemes (Employer Debt) Regulations 2005, as in force on 13 May 2005, on Filtrona International Limited and its subsidiaries ceasing to participate in the BSPS on Completion, and the BSPS Trustee agrees to accept such amount on the basis that it satisfies any debt so arising up to £1.5 million. Bunzl agrees that if any additional debt arises, calculated on that basis, it will be met by Bunzl and the BSPS Trustee agrees to accept payment from Bunzl in satisfaction of any such debt.

6. Contributions by the Filtrona Transferring Beneficiaries to the BSPS to be treated as if they were contributions to the Receiving Scheme

The Receiving Trustee will procure that only such part of the Transfer Amount as is derived from contributions made or treated as having been made to the BSPS by a Filtrona Transferring Beneficiary will be treated as if it had been derived from contributions to the Receiving Scheme by that Filtrona Transferring Beneficiary, and the Receiving Trustee will maintain such restrictions in respect of such part of the Transfer Amount as were applicable in the BSPS and as are notified to the Receiving Trustee by the BSPS Trustee.

7. Qualifying service in the BSPS to be treated as qualifying service in the Receiving Scheme

Subject to receipt of the Transfer Amount the Receiving Trustee will treat as linked qualifying service for the purposes of the preservation requirements of the Pension Schemes Act 1993 service notified by the BSPS Trustee to the Receiving Trustee as being qualifying service in the BSPS.

8. Contracted-out membership

Subject to receipt of the Transfer Amount, where any Filtrona Transferring Beneficiary has an entitlement to a guaranteed minimum pension or Section 9(2B) Rights in the BSPS, the Receiving Trustee will make available to and in respect of that Filtrona Transferring Beneficiary the guaranteed minimum pension benefits or Section 9(2B) Rights required by the contracting-out provisions of the Pension Schemes Act 1993.

9. Equivalent pension benefits

Where a Filtrona Transferring Active Member has an entitlement to Equivalent Pension Benefits (as defined in Section 13(7) of the Pension Schemes Act 1993) in the BSPS, the Receiving Trustee will, subject to receipt of the Transfer Amount, provide to and in respect of that Filtrona Transferring Active Member the Equivalent Pension Benefits that would, but for the transfer, have been provided under the BSPS.

10. Future service benefits

Subject to Clause 2 above, the Receiving Trustee shall admit each of the Filtrona Active Members to membership of the Receiving Scheme for benefits in respect of pensionable service from and including Completion which shall be identical in amount and qualification requirements to the provisions of the Rules of the BSPS Trust Deed including, where relevant, applying the definitions set out in the BSPS Trust Deed in force on Completion but which shall otherwise be subject to the provisions of the Receiving Scheme.

11. BSPS Principal Employer indemnity for BSPS Trustee

(A) Subject to payment of the Transfer Amount under Clause 2 of this Agreement, the BSPS Principal Employer shall, to the extent permitted by law, indemnify the BSPS

Trustee, its directors and officers against all liabilities arising out of or in relation to the entering into or performance of this Agreement other than:

(i) any liability (whether or not the BSPS Principal Employer or BSPS Trustee were at the date of this Agreement aware of such liability) to provide benefits in respect of the Filtrona Transferring Beneficiaries which the Receiving Trustee has assumed in accordance with this Agreement; or

(ii) any liability due to breach of trust knowingly and intentionally committed or condoned by the BSPS Trustee or any such director or officer.

(B) The indemnity in Clause 11(A) above shall not apply to the extent that the BSPS Trustee (or any such director or officer) is otherwise entitled to and receives reimbursement (which the BSPS Trustee shall at the BSPS Principal Employer's request seek to obtain) for any such liability from any other person or any other source.

(C) The indemnity in Clause 11(A) above shall not apply to the extent that any liability incurred by the BSPS Trustee or by any such director or officer is caused by any failure on its or his part to comply with this Agreement or by its or his fraud or personal conscious bad faith.

(D) If the BSPS Trustee becomes aware of any claim or proceeding or any threat of a claim or proceeding being made in respect of any matter in Clause 11(A) above, it will give notice of this to the BSPS Principal Employer as soon as is reasonably practicable, together with all relevant information in its control. The BSPS Principal Employer will have sole conduct of any such claim or proceeding (including all litigation and all communication and negotiation with the person or persons concerned in such claim, proceeding or threat or their representatives) and the BSPS Trustee will give BSPS Principal Employer all such assistance in relation thereto as BSPS Principal Employer reasonably requires.

12. Ability to amend the Transfer Agreement

(A) If the BSPS Trustee and the Receiving Trustee are of the opinion that any benefits intended to be granted to or in respect of the Filtrona Transferring Beneficiaries under this Agreement are not accurately provided for in this Agreement, then, with the consent of the BSPS Principal Employer and the RS Principal Employer, the BSPS Trustee and the Receiving Trustee may by agreement in writing make such amendments to this Agreement as they consider appropriate and the benefits granted to the Filtrona Transferring Beneficiaries shall be adjusted accordingly.

(B) Any amendments made under **Clause 12(A)** above may have retrospective effect if the BSPS Trustee and the Receiving Trustee so agree.

13. Execution of this Agreement

(A) This Agreement may be executed in as many parts as there are signatories to it. When each signatory has executed at least one part of this Agreement it shall be as effective as if all of the signatories had executed all of the parts of it. Each part of this Agreement may be treated as an original of this Agreement.

(B) The parties to this document intend it to be a Deed, and agree to sign and deliver it as a Deed.

14. Capacity of the BSPS Trustee and the Receiving Trustee

(A) The BSPS Trustee and the Receiving Trustee are entering into this Agreement in their capacity as the trustee of the BSPS and the trustee of the Receiving Scheme respectively.

(B) The obligations and liabilities of the BSPS Trustee and the Receiving Trustee shall be limited to the assets of the BSPS and the Receiving Scheme respectively as may exist from time to time under their control and available to them respectively to meet the obligations and liabilities together with any amounts otherwise recovered under any right of indemnity or under any insurance policy to which the BSPS Trustee or the Receiving Trustee respectively are entitled.

15. Nominations made by Transferring Beneficiaries

Where a Filtrona Transferring Beneficiary had lodged a notice with the BSPS Trustee providing the name and particulars of persons whom that Filtrona Transferring Beneficiary wished the BSPS Trustee to consider as recipients of part or all of any benefit payable in accordance with the provisions of the BSPS Trust Deed then in force, the persons named in that notice will be deemed by the Receiving Trustee to be persons falling within **Clause [ ]** of the RS Trust Deed [*Reference to appropriate provision to be added*] provided that:

(i) the notice has been delivered by the BSPS Trustee to the Receiving Trustee;

(ii) the notice has not been expressly revoked or rescinded by the Filtrona Transferring Beneficiary by notice in writing to the Receiving Trustee, and

(iii) the notice contains sufficient particulars of the named persons to enable the Receiving Trustee to identify them.

16. Agreement shall bind successors in office

This Agreement shall be binding on the respective successors in office of the BSPS Trustee and the Receiving Trustee.

17. Determinations of actuaries

(A) Where, under the terms of this Agreement, either the BSPS Scheme Actuary or Filtrona Actuary is required to make a determination, adjustment or other decision (not

being one requiring the agreement of the other actuary), he shall act as an expert and not as an arbitrator.

(B) Where any matter is to be agreed between the BSPS Scheme Actuary and the Filtrona Actuary but no such agreement has been reached, any party hereto may refer the matter for decision by an independent actuary. Such independent actuary shall be agreed between the parties and, in the absence of agreement, shall be nominated by the President of the Institute of Actuaries for the time being. The costs of such independent actuary and of such nomination shall be borne equally by the BSPS Principal Employer and the FSPS Principal Employer or as the independent actuary otherwise directs. The independent actuary shall act as an expert and not as an arbitrator.

18. Exclusion of the Contracts (Rights of Third Parties) Act 1999

The parties to this Agreement do not intend that any term of this Agreement should be enforceable, by virtue of the Contracts (Rights of Third Parties) Act 1999, by any person who is not a party to this Agreement.

19. Governing Law

This Agreement shall be governed by and construed in accordance with English law.

IN WITNESS of which the parties to this Agreement have executed it as a Deed on or before the date which first appears on page 1.

SCHEDULE
(Referred to in Clause 1)

Benefits to be granted to and in respect of the Filtrona Transferring Beneficiaries

1. **Past service benefits to be granted to and in respect of the Filtrona Transferring Beneficiaries**

The benefits to be granted to the Filtrona Transferring Beneficiaries in accordance with Clause 1 in respect of pensionable service up to and including Completion shall be identical in amount and qualification requirements to the provisions of the Rules contained in the BSPS Trust Deed including where relevant the definitions set out in the BSPS Trust Deed in force on Completion based on pensionable salary at Completion and pensionable service accrued to Completion as warranted to the Receiving Trustee by the BSPS Trustee to be true, complete and accurate in all material respects, but which shall otherwise be subject to the provisions of the Receiving Scheme. For the purposes of this paragraph 1, "material" shall mean an impact on the Transfer Amount of £50,000 or more.

2. **Voluntary contributions**

(A) Where a Filtrona Transferring Beneficiary has paid voluntary contributions to the BSPS, the assets related to those voluntary contributions and the benefits to be provided in respect of those voluntary contributions, shall be transferred to and provided from the Receiving Scheme in place of the BSPS. The benefits to be provided in respect of those voluntary contributions shall be granted by the Receiving Trustee and shall be identical in amount and qualification requirements to the provisions of the Rules contained in the BSPS Trust Deed including where relevant the definitions set out in the BSPS Trust Deed in force on Completion, but shall otherwise be subject to the provisions of the Receiving Scheme.

(B) Where a Filtrona Transferring Active Member was paying to the BSPS voluntary contributions, those voluntary contributions shall, instead, be treated as being payable in respect of any period on or after Completion to the Receiving Scheme but on the terms and subject to the conditions of the provisions of the Receiving Scheme.

)	**EXECUTED AS A DEED** by
)	**BUNZL SENIOR PENSION**
)	**TRUSTEES LIMITED**
)	affixing its **COMMON SEAL**
)	In the presence of:-

Signed...
Director

Name:...

Signed...
Director/Secretary

Name:...

)	**EXECUTED AS A DEED** by
)	**BUNZL plc**
)	affixing its **COMMON SEAL**
)	In the presence of:-

Signed...
Director

Name:...

Signed...
Director/Secretary

Name:...

EXECUTED AS A DEED by)
FILTRONA SENIOR PENSION)
TRUSTEES LIMITED affixing its)
COMMON SEAL)
in the presence of:-)

Signed..
Director

Name:..

Signed..
Director/Secretary

Name:..

EXECUTED AS A DEED by)
FILTRONA plc)
affixing its **COMMON SEAL**)
in the presence of:-)

Signed..
Director

Name:..

Signed..
Director/Secretary

Name:..

Annex A

Financial Assumptions

The key financial assumptions are as follows (with the equivalent assumptions at 6 April 2003 being shown for reference):

	Valuation date (6 April 2003)	6 April 2005
Investment return – pre-retirement	6.25% pa	6.25% pa
Pensionable Salary increases	4.50% pa	4.75% pa
Real investment return above salary increases	2.25% pa	2.00% pa
Investment return – post-retirement	5.25% pa	5.25% pa
Pension increases		
- Pre March 2002	3.00% pa	3.00% pa
- Post March 2002	2.50% pa	2.75% pa
Real investment return above pension increases	2.25%/2.75% pa	2.25%/2.50% pa
Price inflation	2.5% pa	2.75% pa
Real pension increases above price inflation	0.5%/0% pa	0.25%/0.00% pa

Annex B

The Receiving Scheme will not be on identical terms to the BSPS in that:

(i) it must provide for automatic membership of the Receiving Scheme, with effect from Completion, for Filtrona Active Members;

(ii) the trust deed of the Receiving Scheme must require the trustees of the Receiving Scheme to accept a transfer of past service liabilities from the BSPS on the basis set out in this Agreement and, in particular, to provide benefits in return on the basis referred to in the Schedule;

(iii) it may be amended to the extent necessary to reflect changes in legislation; and

(iv) it may be amended to the extent necessary to obtain Inland Revenue approval of the Receiving Scheme.

Bunzl Pension Trustees Limited
110 Park Street
London W1K 6NX

Tel 020-7495 4950
Fax 020-7495 4953

13 May 2005

Paul Hussey
Company Secretary
Bunzl plc
110 Park Street
LONDON
W1K 6EN

Dear Mr Hussey

Bunzl Pension Plan

Following on from our letter dated 9 May 2005 confirming that the Trustee consented to the company's proposal subject to a number of conditions laid down in that letter, the actuary has subsequently recalculated the special contribution required to be paid by the Company.

I am writing to confirm the Trustees agreement to the Company proposal on the same basis as our previous letter with the exception that the payment into the Bunzl Pension Plan is now calculated to be £3.25m and the minimum bonus guarantee for Equitable AVC members is 3.5% not 3.0% as previously stated. All other conditions remain unchanged.

Yours faithfully

Bunzl Pension Trustees Limited

Bunzl Senior Pension Trustees Limited
110 Park Street
London W1K 6NX

Tel 020-7495 4950
Fax 020-7495 4953

13 May 2005

Paul Hussey
Company Secretary
Bunzl plc
110 Park Street
LONDON
W1K 6EN

Dear Mr Hussey

Bunzl Senior Pension Scheme

Following on from our letter dated 9 May 2005 confirming that the Trustee consented to the company's proposal subject to a number of conditions laid down in that letter, the actuary has subsequently recalculated the special contribution required to be paid by the Company.

I am writing to confirm the Trustees agreement to the Company proposal on the same basis as our previous letter with the exception that the payment into the Bunzl Senior Pension Scheme is calculated at £1.5m. The Trustees have agreed that an amount equal to the special contribution will subsequently be transferred to the Filtrona Senior Pension Scheme. Further, the minimum bonus guarantee for Equitable AVC members is 3.5% not 3.0% as previously stated. All other conditions remain unchanged.

Yours faithfully

Bunzl Senior Pension Trustees Limited

Schedule 6
Employee share schemes proposal

1. The parties agree that, as a consequence of the Demerger, participants in the Bunzl Share Schemes who are employed by the Filtrona Group as at the date of the Demerger shall, with effect from and conditional upon the Demerger taking place, be entitled to exercise the rights granted under the Bunzl Share Schemes in accordance with the rules of each relevant Bunzl Share Scheme. The exercise rights under each Bunzl Share Scheme can be summarised as follows:

   (a) Bunzl plc Sharesave Scheme (1991)

   Participants who are employed by the Filtrona Group as at the date of the Demerger will be able to exercise their options in the six month period following the date of the Demerger. To the extent that options are not exercised during this period, they will lapse.

   (b) Bunzl plc 1994 Executive Share Option Scheme

   Participants who are employed by the Filtrona Group as at the date of the Demerger will be able to exercise their options in the six month period following the date of the Demerger. Performance conditions attached to options granted under this scheme will cease to apply. To the extent that options are not exercised during this period, they will lapse.

   (c) Bunzl plc Sharesave Scheme (2001)

   Participants who are employed by the Filtrona Group as at the date of the Demerger will be able to exercise their options in the six month period following the date of the Demerger. To the extent that options are not exercised during this period, they will lapse.

   (d) Bunzl plc International Sharesave Plan

   Participants who are employed by the Filtrona Group as at the date of the Demerger will be able to exercise their options in the six month period following the date of the Demerger. To the extent that options are not exercised during this period, they will lapse.

   (e) Bunzl plc Long Term Incentive Plan

   Participants who are employed by the Filtrona Group as at the date of the Demerger and who hold Inland Revenue approved options granted under Part A of the plan may exercise their options within the 12 month period following the date of the Demerger. Performance conditions attached to such options cease to apply. To the extent that options are not exercised during this period, they will lapse.

The remuneration committee of the Bunzl Board (the "**Remuneration Committee**") has determined that unapproved options granted under Part A of the plan may be exercised within the 12 month period following the date of the Demerger. To the extent that they are not exercised, they will lapse.

The Remuneration Committee has determined that 50% of awards granted under Part B of the plan may be exercised within the 12 month period following the date of the Demerger. To the extent that they are not exercised, they will lapse.

(f) Bunzl Employee Stock Purchase Plan (US)

Participants who are employed by the Filtrona Group as at the date of the Demerger will have any stock purchased transferred to them and any cash amount held returned to them as soon as practicable after the date of the Demerger.

(g) Bunzl plc Deferred Annual Share Bonus Scheme

Participants who are employed by the Filtrona Group as at the date of the Demerger will have transferred to them the shares subject to their awards as soon as reasonably practicable after the date of the Demerger.

2. In the event that a Filtrona Group employee exercises a share option or performance share award in the circumstances described in paragraph 1 above or any other event occurs which gives rise to a reportable event under Section 421K of the Income Tax (Earnings and Pensions) Act 2003 ("**ITEPA**") in relation to any employment related securities by a Filtrona Group employee under the Bunzl Share Schemes after the date of the Demerger (each a "**Notifiable Event**"), Bunzl shall:

(a) within 7 days of receipt of the relevant exercise notice or of becoming aware of such Notifiable Event, notify Filtrona of:

(i) the nature of the Notifiable Event;

(ii) the identity of the Filtrona Group employee;

(iii) the amount which counts as employment income under section 478 ITEPA (or otherwise under Part 7 of ITEPA); and

(iv) where applicable, the date of grant of the relevant option or award,

in order that the relevant member of the Filtrona Group can account for income tax and employee National Insurance Contributions payable under the PAYE system, as required under ITEPA, and can also account for employer's National Insurance Contributions; and

(b) shall provide Filtrona (or the employing company of the relevant Filtrona Group employee where different) with all information that the company is required to notify to the Inland Revenue under section 421K ITEPA in respect of the Notifiable Event, such information to be provided by the earlier of:

(i) 20 Business Days after the request for such information from Filtrona or the relevant employing company; or

(ii) 6 May immediately following the end of the tax year in which the Notifiable Event occurs.

(c) To the extent that any member of the Filtrona Group accounts for secondary class 1 National Insurance Contributions in the circumstances described in paragraph 2(a) (the "Employer's NICs"), the relevant member of the Filtrona Group shall notify Bunzl in writing of this fact and the amount of Employer's NICs paid and Bunzl shall, within 60 days of receiving such written notification, pay to the relevant member of the Filtrona Group an amount equal to the Employer's NICs.

Schedule 7
Mutual Indemnities

1. Bunzl Business Liabilities

For the purposes of this Schedule 7 the following are "**Bunzl Business Liabilities**":

(i) Liabilities relating to the Outsourcing Business or Former Filtrona Businesses

Any and all of the obligations, claims, liabilities and expenses incurred by Bunzl or any Bunzl Group Company, Filtrona or any Filtrona Group Company arising out of or associated with the Outsourcing Business and the Former Filtrona Businesses which are not Filtrona Business Liabilities.

(ii) Liabilities under previous agreements

Without prejudice to paragraph (i) above, any obligation, claim, liability or expense arising under any agreement for the acquisition, sale or other disposal of any business or asset where such agreement was entered into prior to Completion and such business or asset related to the Outsourcing Business or the Former Filtrona Businesses and/or such obligation, claim, liability or expense has been assumed prior to the date hereof by a Bunzl Group Company.

2. Filtrona Business Liabilities

For the purposes of this Schedule 7 the following are "**Filtrona Business Liabilities**":

(i) Liabilities relating to the Filtrona Business

Any and all of the obligations, claims, liabilities and expenses of or incurred by Filtrona or any Filtrona Group Company, Bunzl or any Bunzl Group Company arising out of or associated with:

(a) the Filtrona Business; or

(b) any business carried on by Bunzl or any of its subsidiary undertakings (including any Filtrona Group Company) at any time prior to Completion which is or was of the same or similar type as the Filtrona Business (or any part thereof), including discontinued activities of the Fibre Technologies and Plastics Technologies businesses, activities carried on by the Filtrona Business at sites and locations no longer used or occupied by the Filtrona Business, activities carried on by persons who are no longer Filtrona Group Companies whose businesses if still carried on would form part of the Filtrona Business, activities carried on at any time by the companies known as or formerly called Bunzl Instrumentation Inc., Dollinger Corporation, Filtrona Australia Limited, Filtrona Instruments Corporation and Filtrona Instruments & Automation

Limited ("**FIAL**") (or any other company which carried on a similar business to that carried on by FIAL) and any activities relating howsoever to the manufacture and supply of products for and to the tobacco industry for inclusion in products manufactured by cigarette manufacturers, but excluding the Former Filtrona Businesses,

whether or not in the ordinary course of business, in each case whether matured or unmatured, liquidated or unliquidated, fixed, known or unknown, and whether arising out of circumstances existing prior to, on or subject to Completion and regardless of where or against whom such obligations, liabilities and expenses are asserted or determined or whether asserted or determined prior to, on or subsequent to Completion but excluding any obligation, claim, liability or expense which has been met, settled or paid on or before Completion.

(ii) Liabilities under previous agreements

Without prejudice to paragraph (a) above, any obligation, claim, liability or expense arising under any agreement for the acquisition, sale or other disposal of any business or asset where such agreement was entered into prior to Completion and such business or asset related to the Filtrona Business and/or such obligation, claim, liability or expense has been assumed prior to the date hereof by a Filtrona Group Company.

3. Bunzl hereby covenants and undertakes to indemnify and keep indemnified Filtrona (for itself and as trustee for each Filtrona Group Company) from and against any obligations, liabilities, losses, demands, claims, costs, damages and expenses whatsoever, suffered or arising, directly or indirectly, from or in consequence of any of the Bunzl Business Liabilities.

4. Filtrona hereby covenants and undertakes to indemnify and keep indemnified Bunzl (for itself and as trustee for each Bunzl Group Company) from and against any obligations, liabilities, losses, demands, claims, costs, damages and expenses whatsoever, suffered or arising, directly or indirectly, from or in consequence of any of the Filtrona Business Liabilities.

Schedule 8
Provisions relating to claims
under the Bunzl Indemnities and the Mutual Indemnities

It is agreed between the parties that if any party (and any of its subsidiary undertakings and their respective officers and employees) to this Agreement (an "**Indemnified Party**") shall give notice to another such party (the "**Indemnifying Party**") of any claim against the Indemnifying Party under the Bunzl Indemnities or the Mutual Indemnities or any Indemnified Party becomes aware of any claim against it or any other fact or circumstance which, if substantiated, will or might give rise to a claim against the Indemnifying Party under the Bunzl Indemnities or the Mutual Indemnities then the following provisions of this Schedule 8 shall apply:

1. The Indemnified Party shall as soon as reasonably practicable give notice and available details thereof to the Indemnifying Party and shall consult with the Indemnifying Party with respect thereto. If any Indemnified Party fails to give notice promptly as required, any claim by the Indemnified Party hereunder shall be reduced to the extent that such failure can be shown to have increased the liability of the Indemnifying Party to the Indemnified Party or to any other person.

2. Any notice given by an Indemnified Party pursuant to paragraph 1 shall be in writing and shall specify in reasonable detail:

   (a) the basis upon which it is considered there is an entitlement to indemnification;

   (b) the members of the Indemnified Party's Group considered to have suffered or incurred losses;

   (c) the identity of any third parties involved; and

   (d) insofar as it is reasonably practicable to determine the same (but without prejudice to the final determination of the amount to be indemnified in respect thereof), an estimate of the monetary amount of the losses which the Indemnified Party reasonably expects to be suffered or incurred by such Indemnified Party or any member of its Group and in respect of which it is considered such Indemnified Party is or will be entitled to indemnification.

3. Bunzl and Filtrona shall endeavour to agree within 60 days of receipt of a notice pursuant to paragraph 1:

   (a) the basis upon which there is or may be an entitlement to indemnification; and

   (b) to the extent practicable the quantification or the basis of quantification of the indemnification in respect of losses identified in the notice referred to in paragraphs 1 and 2;

   and if they cannot so agree any entitlement to indemnification shall be determined pursuant to clause 29 (Dispute resolution).

4. Notwithstanding the provisions of this Schedule 8, the Indemnified Party shall provide and shall procure that each of its subsidiary undertakings shall provide to the Indemnifying Party and its professional advisers and agents reasonable access to premises and personnel and to any relevant documents and records within its possession or control (with the right to copy the same at the Indemnifying Party's own expense) save for any documents or records which are the subject of legal or professional privilege for the purpose of investigating such claim or potential claim or enabling the Indemnifying Party to remedy or avert such breach or matter or to avoid, dispute, resist, appeal, compromise, defend, mitigate or determine the amount of any such claim subject to the Indemnifying Party procuring that it and its professional advisers and agents keep such information confidential (save for the purposes of, and to the extent necessary for, defending or contesting the matter which is the subject of the relevant indemnity claim).

5. The Indemnified Party shall and shall procure that each of its subsidiary undertakings shall take such action as the Indemnifying Party may reasonably request to allow the Indemnifying Party the opportunity to remedy or avert such breach or matter or to avoid, dispute, resist, appeal, compromise, defend or mitigate any claim which would or might give rise to a claim against the Indemnifying Party under the relevant Mutual Indemnities or any matter which would or might give rise to such a claim or matter and shall, in connection with any proceedings related to any such claim or matter, use professional advisers nominated by the Indemnifying Party in relation thereto or, if the Indemnifying Party so requests, allow the Indemnifying Party the exclusive conduct thereof, in each case on the basis that the Indemnified Party shall be fully indemnified by the Indemnifying Party for all liabilities, obligations and Costs reasonably incurred as a result of any such request by the Indemnifying Party and on the basis that the Indemnifying Party shall keep the Indemnified Party reasonably informed on matters relating to the proceedings.

6. The Indemnified Party shall not and shall procure that none of its subsidiary undertakings shall make an admission of liability, agreement, compromise or settle any claim or matter which would or might give rise to a claim against the Indemnifying Party under Bunzl Indemnities or the Mutual Indemnities (as the case may be) without the prior written consent of the Indemnifying Party.

7. Bunzl and Filtrona may enter into agreements or other arrangements providing for the set-off of payments due to be made by way of indemnification by both Bunzl and Filtrona. The obligations of either party in respect of any particular losses indemnified under the Bunzl Indemnities or the Mutual Indemnities (as the case may be) shall be deemed to have been fully discharged where the amount agreed by the parties to be payable in respect of such loss is paid or taken into account in arriving at any net amount payable by or on behalf of one to the other. For the purpose of this paragraph 7, the amount payable in respect of a loss under the Bunzl Indemnities or the Mutual Indemnities (as the case may be) shall be taken to be agreed if it has been determined in accordance with the provisions of clause 29 (Dispute resolution).

9. Without prejudice to the provisions of any applicable insurance policies, Bunzl and Filtrona shall each take all reasonable steps to mitigate any losses of any of the

members of their respective Group which might give rise to a claim to be entitled to indemnification under the Bunzl Indemnities or the Mutual Indemnities (as the case may be).

10. Without prejudice to any recourse which either party may have against any member of the other's Group (including without limitation any entitlement it may have to be indemnified under the Bunzl Indemnities or the Mutual Indemnities (as the case may be)), each of the parties hereby waives any claim (arising before Completion) which it may have against any employee or former employee who is or was employed by any company in the other's Group or who is or was employed by a body corporate which is not a member of the other's Group but who is or was employed in the conduct of one of the Bunzl Group Businesses or one of the Filtrona Group Businesses (as applicable) arising out of their employment save insofar as such claim relates to allegations of fraud on the part of such employee or former employee and save in the context of a claim by or on behalf of that employee against that party (or a member of that party's Group) or the trustees or managers of a retirement benefits scheme of that party (or of a member of that party's Group).

11. Limitations on liability

(a) Tax

(i) Any amount which is to be paid to an Indemnified Party pursuant to the Bunzl Indemnities or the Mutual Indemnities under this Schedule shall be calculated on an after tax basis, and for the avoidance of doubt the expression "after tax basis" shall include taking into account both the taxation effects of the event giving rise to an entitlement to indemnification under this Schedule and the taxation effects of any payment which is made to an Indemnified Party pursuant to such an entitlement.

(ii) Without prejudice to the provisions of sub-paragraph (i) above, any losses of an Indemnified Party as a result of or in consequence of any Tax shall be dealt with under the Tax Covenant and not under this Schedule 8.

(b) Monetary limits

(iii) No liability shall arise under this Schedule in respect of any single matter or circumstance or series of connected matters or circumstances unless and until the aggregate of all claims for which the Indemnifying Party is liable under this Schedule exceed £100,000, or its equivalent in a foreign currency, but once the aggregate amount of all such claims has exceeded such sum, the Indemnifying Party shall be liable in respect of the full amount of such claims and not the amount by which such sum is exceeded. Any amounts for which a party is liable to the other party under this Schedule shall be recorded under the name of the claiming party on a list agreed between the parties. At the end of

each six month period the aggregate amounts for which the respective parties are liable shall be set off against each other and an adjusting payment shall be made to the party who retains a positive balance of losses. Each party shall then begin the next six month period with a zero balance of losses for the purposes of the above procedure. The date as at which the foreign currency equivalent shall be calculated is the date of notification of such claim pursuant to paragraph 1.

(c) Insured claims

(i) This sub-sub-paragraph (i) applies notwithstanding any other provisions of this Agreement (but is subject to sub-paragraph (ii) below). It applies where any Indemnified Party or any member of such Indemnified Party's Group has insurance cover in respect of any losses it may suffer or incur. Where this is the case the Bunzl Indemnities or the Mutual Indemnities (as the case may be) shall apply only to the extent that the losses so suffered or incurred exceed, and shall not include, the amount which the relevant Indemnified Party or any member of such Indemnified Party's Group is entitled to recover from the relevant insurer or insurers. However, notwithstanding the foregoing provisions of this paragraph 11(c), any losses recovered or recoverable from the relevant insurer or insurers shall count towards the calculation of the amounts referred to in sub-paragraph 11(b).

(ii) Notwithstanding paragraph 12(c)(i), if the relevant Indemnified Party or any member of such Indemnified Party's Group has not actually received from the relevant insurer or insurers the full amount of its losses, or such part thereof as is within the limits of the relevant insurances, within 12 months of the Insurance Date, the Mutual Indemnities will extend to cover indemnification in respect of the losses in question or such part thereof as is within the limits of the relevant insurances. Such extension of the Mutual Indemnities is conditional on that Indemnified Party, at the option of the Indemnifying Party, either (a) diligently undertaking and pursuing proceedings against the relevant insurer or insurers at the direction (provided it is reasonably given) and expense of the Indemnifying Party and accounting to the Indemnifying Party for the net amount recovered, after deducting reasonable Costs of recovery, or (b) assigning or causing there to be assigned to the Indemnifying Party all the rights and claims against the relevant insurer or insurers of the Indemnified Party and the members of its Group.

In this sub-paragraph (ii), "**Insurance Date**" means the later of (i) the giving of a claims notice relating to the relevant losses and (ii) the final calculation of the amount of the relevant losses or part thereof and (iii) the date of payment to a third party by an Indemnified Party.

12. Recovery from Third Parties

(a) Without prejudice to the provisions of sub-paragraphs (b) and (c), but subject to sub-paragraphs (d) and (e) of this paragraph 12, where an Indemnified Party has, or in the reasonable opinion of the Indemnifying Party may have, any claim against any third party in relation to any matter in respect of which it is or may be entitled to indemnification under the Bunzl Indemnities or the Mutual Indemnities (as the case may be), such Indemnified Party agrees, at the option of the Indemnifying Party, either:

(i) to assign to the Indemnifying Party the conduct of such claim; or

(b)

(ii) (A) to take all reasonable steps to enforce such claim against such third party; and

(B) reimburse to the Indemnifying Party the net amount, after deducting Costs of recovery, recovered from such third party in respect of such claim to the extent that such Indemnifying Party has paid an amount in relation to such indemnity to such Indemnified Party in respect of the matters the subject of such claim.

(b) The Costs of the Indemnified Party incurred in enforcing any claim against any third party as is referred to in paragraph (a) shall form a part of the entitlement to be indemnified.

(c) In any event, the Indemnifying Party shall be entitled at any stage and at its sole discretion to settle any such third party assessment or claim.

(d) The provisions of this paragraph 12 shall only apply in respect of a claim or series of connected claims the aggregate amount claimed by the Indemnified Party in respect of which is greater than £100,000.

(e) Neither party shall be required under this paragraph 12 to take any steps in relation to any claim or possible claim against any third party if it reasonably considers that the taking of such steps would or would be reasonably likely to cause material damage to any business relationship it has with that third party or with any other person.

13. Effect of Waiver, Release, Etc.

Any obligation or liability of an Indemnifying Party in respect of any claim of an Indemnified Party to be entitled to indemnification under this Agreement may in whole or in part be released, compounded or compromised, by time or indulgence given by an Indemnified Party in its absolute discretion without in any way prejudicing or affecting its

rights under this Agreement in relation to any other claim or matter or any other rights it may have.

14. No Liability if loss is otherwise compensated for

(a) The Indemnified Party and those deriving title from the Indemnified Party on or after Completion shall not be entitled to recover damages or otherwise obtain reimbursement or restitution more than once between them in respect of any individual claim under the Bunzl Indemnities or the Mutual Indemnities (as the case may be).

(b) The Indemnifying Party shall not be liable for any claim under the Bunzl Indemnities or the Mutual Indemnities (as the case may be) to the extent that the subject of the claim has been or is made good or is otherwise compensated for without cost to the Indemnified Party.

15. Acts of the Indemnified Party

(a) No claim shall lie against the Indemnifying Party under the Bunzl Indemnities or the Mutual Indemnities (as the case may be) to the extent that such claim is wholly or partly attributable to:

(i) any voluntary act, omission, transaction or arrangement carried out by the Indemnified Party or on its behalf or by persons deriving title from the Indemnified Party on or after Completion; or

(ii) any admission of liability made after the date hereof by the Indemnified Party or on its behalf or by persons deriving title from the Indemnified party on or after Completion.

(b) The Indemnifying Party shall not be liable for any claims under the Bunzl Indemnities or the Mutual Indemnities (as the case may be) which would not have arisen but for any reorganisation or change in ownership of the Indemnified Party's Group after Completion or any changes in the accounting basis on which any of the companies in the Indemnified Party's Group values its assets or any other change in accounting policy or practice of any member of the Indemnified Party's Group after Completion.

16. Allowance, Provision or Reserve in the Accounts

No matter shall be the subject of a claim under the Bunzl Indemnities or the Mutual Indemnities (as the case may be) by Bunzl or Filtrona (as the case may be) to the extent that allowance, provision or reserve in respect of such matter shall have been made in the accounts of a company within the Group of the claiming party as at the date of this Agreement or has been included in calculating creditors or deducted in calculating debtors in the accounts of a company within the Group of the claiming party and (in the case of creditors or debtors) is identified in the records of the relevant Group

or shall have been otherwise taken account of or reflected in the financial information contained in the Listing Particulars of the claiming party.

17. Future Legislation

Save in the case of any legislation having retrospective affect to a date prior to the date of this Agreement, no liability shall arise in respect of any claim under the Bunzl Indemnities or the Mutual Indemnities (as the case may be) if and to the extent that liability occurs or is increased wholly or partly as a result of any legislation not in force at the date of this Agreement.

18. Loss of Goodwill or Business

No claim shall lie against the Indemnified Party under the Bunzl Indemnities or the Mutual Indemnities (as the case may be) to the extent that the subject of the claim relates to the fact that the relevant Group has lost goodwill or possible business.

19. Fraud

No liability shall attach to the Indemnifying Party in respect of claims under the Bunzl Indemnities or the Mutual Indemnities (as the case may be) in the case of any fraud or dishonesty on the part of the Indemnified Party.

Schedule 9
Reorganisation Agreements

Part A

UK

1. Share purchase agreement entered between Bunzl and FIL in relation to FIL Holdings (No. 1) Limited dated 27 April 2005

2. Share purchase agreement entered between Bunzl and FIL in relation to FIL Holdings (No. 2) Limited dated 27 April 2005

3. Share purchase agreement entered between Bunzl and Morane in relation to Laminex International Limited dated 27 April 2005

4. Share purchase agreement entered between Bunzl and Filtrona UK in relation to Laminex Limited dated 27 April 2005

5. Share purchase agreement entered between Bunzl and Filtrona UK in relation to Banbury Injection Moulding Technologies Limited dated 27 April 2005

6. Share purchase agreement entered between Bunzl and Filtrona UK in relation to Precision Engineering Products (Suffolk) Limited dated 13 May 2005

7. Share purchase agreement between Bunzl and Filtrona UK in relation to Moss Pension Trustees Limited dated 27 April 2005

8. Share purchase agreement entered between Bunzl and Filtrona FIL in relation to Reliance Fernhill Limited dated 27 April 2005

9. Share purchase agreement entered between Bunzl and Filtrona UK in relation to PP Payne Limited dated 27 April 2005

10. Share purchase agreement entered between Bunzl Plastics and Bunzl in relation to Moss Plastic Parts Limited dated 27 April 2005

11. Share purchase agreement entered between Bunzl and FIL in relation to Moss Plastic Parts Limited dated 27 April 2005

12. Share purchase agreement entered between Bunzl Plastics Limited and Filtrona UK in relation to Morane Limited dated 27 April 2005

13. Share purchase agreement entered between Filtrona International Limited and Filtrona UK in relation to Filtrona Limited dated 27 April 2005

14. Share purchase agreement entered between Bunzl Plastics and Filtrona UK in relation to Banbury Plastics Limited dated 27 April 2005

15. Share purchase agreement entered between Bunzl Plastics and Filtrona UK Limited in relation to North West Plastics Limited dated 27 April 2005

16. Share purchase agreement entered between Bunzl Plastics and Filtrona UK in relation to Toolmak Limited dated 27 April 2005

17. Share purchase agreement entered between Bunzl Plastics and Filtrona UK in relation to Bunzl Custom Moulding Limited dated 27 April 2005

US

18. Contribution Agreement entered between Bunzl USA, Inc. and Bunzl Industrial Corporation in relation to Filtrona Holdings Corporation dated 10 March 2005

19. Contribution Agreement entered between Bunzl USA Holdings Corporation and Bunzl Industrial Corporation in relation to Multiquip Limited dated 10 March 2005

20. Contribution Agreement entered between Bunzl USA Holdings Corporation and Bunzl Overseas Holdings Limited in relation to Bunzl Industrial Corporation dated 10 March 2005

21. Contribution Agreement entered between Bunzl Overseas Holdings Limited and Bunzl American Holdings (No. 1) Limited in relation to Bunzl Industrial Corporation dated 10 March 2005

22. Contribution Agreement entered between Bunzl American Holdings (No. 1) Limited and Bunzl plc in relation to Bunzl Industrial Corporation dated 10 March 2005

23. Contribution Agreement entered between Bunzl plc and FIL Holdings (No. 1) Limited in relation to Bunzl Industrial Corporation dated 10 March 2005

24. Contribution Agreement entered between Bunzl plc and FIL Holdings (No. 2) Limited in relation to Bunzl Industrial Corporation dated 10 March 2005

25. Contribution Agreement entered between FIL Holdings (No. 1) Limited and FIL Holdings Partnership in relation to Bunzl Industrial Corporation dated 10 March 2005

26. Contribution Agreement entered between FIL Holdings (No. 2) Limited and FIL Holdings Partnership in relation to Bunzl Industrial Corporation dated 10 March 2005

27. Contribution Agreement entered between FIL Holdings Partnership and FIL Holdings Corporation in relation to Bunzl Industrial Corporation dated 10 March 2005

28. Contribution Agreement entered between FIL Holdings Corporation and Bunzl Extrusion, Inc. in relation to Bunzl Industrial Corporation dated 10 March 2005

China

29. Share purchase agreement entered between Selectuser and FIL International in relation to Filtrona Ningbo dated 16 May 2005

Brazil

30. Share purchase agreement entered between Selectuser and Bunzl in relation to Filtrona Brasiliera Ind e Comercio dated 16 May 2005 31. Share purchase agreement entered between Bunzl and FIL in relation to Filtrona Brasiliera Ind e Comercio dated 16 May 2005

32. Share purchase agreement entered between FIL and FIL International in relation to Filtrona Brasiliera Ind e Comercio dated 16 May 2005

33. Share purchase agreement entered between Selectuser and Bunzl in relation to Globalpack Ind e Comercio Ltda dated 16May 2005

34. Share purchase agreement entered between Bunzl and FIL in relation to Globalpack Ind e Comercio Ltda dated 16 May 2005

35. Share purchase agreement entered between FIL and FIL International in relation to Globalpack Ind e Comercio Ltda dated 16 May 2005

Paraguay

36. Share purchase agreement entered between Selectuser and Bunzl in relation to Filtrona Paraguaya SA dated 9 May 2005

37. Share purchase agreement entered between Bunzl and FIL in relation to Filtrona Paraguaya SA dated 9 May 2005

38. Share purchase agreement entered between FIL and FIL International in relation to Filtrona Paraguaya SA dated 9 May 2005

Indonesia

39. Share purchase agreement entered between Selectuser and Bunzl in relation to PT Filtrona Indonesia dated 27 April 2005

40. Share purchase agreement entered between Bunzl and FIL in relation to PT Filtrona Indonesia dated 16 May 2005

Czech Republic

41. Share purchase agreement entered between Selectuser and FIL International in relation to Moss Ceska Republika SRO dated 9 May 2005

France

42. Share purchase agreement entered between Selectuser and Bunzl in relation to Moss Pieces Plastiques SAS dated 9 May 2005

43. Share purchase agreement entered between Bunzl and FIL in relation to Moss Pieces Plastiques SAS dated 9 May 2005

44. Share purchase agreement entered between FIL and FIL International in relation to Moss Pieces Plastiques SAS dated 9 May 2005

Italy

45. Share purchase agreement entered between Selectuser and Bunzl in relation to Filtrona Italia SpA dated 9 May 2005

46. Share purchase agreement entered between Bunzl and FIL in relation to Filtrona Italia SpA dated 9 May 2005

47. Share purchase agreement entered between FIL and FIL International in relation to Filtrona Italia SpA dated 9 May 2005

Spain

48. Share purchase agreement entered between Bunzl Overseas Holdings (No. 2) Limited and Bunzl in relation to Bunzl Plasticos dated 9 May 2005

49. Share purchase agreement entered between Bunzl and FIL in relation to Bunzl Plasticos dated 9 May 2005

50. Share purchase agreement entered between FIL and FIL International in relation to Bunzl Plasticos dated 9 May 2005

The Netherlands

51. Share purchase agreement entered between Selectuser and Bunzl in relation to Bunzl BV dated 16 May 2005

52. Share purchase agreement entered between Bunzl and FIL in relation to Bunzl BV dated 16 May 2005

53. Share purchase agreement entered between FIL and FIL International in relation to Bunzl BV dated 16 May 2005

Denmark

54. Share purchase agreement entered between Bunzl Holding Danmark AS and FIL International in relation to Fracturecode Corporation ApS dated 16 May 2005

Part B

Germany

55. Spin-off agreement to be entered between Moss Kunstoffproduckte GmbH and SETA Erste VV GmbH in relation to the trade of Moss Kunstoffproduckte GmbH

56. Share purchase agreement to be entered between Bunzl International GmbH and Selectuser in relation to Bunzl Hygiene Vertriebs GmbH

57. Share purchase agreement to be entered between Bunzl International GmbH and Bunzl Hygiene Vertriebs GmbH in relation to Kove-Pac Verwaltungs GmbH

58. Spin-off agreement to be entered between Bunzl International GmbH and Bunzl Hygiene Vertriebs GmbH in relation to the share capital of Moss Kunstoffprodukte GmbH

59. Share purchase agreement to be entered between Bunzl International GmbH and Bunzl Hygiene Vertriebs GmbH in relation to Stewart Kunstoffvertrieb GmbH

60. Share purchase agreement to be entered between Selectuser and Bunzl in relation to Bunzl International GmbH

61. Share purchase agreement to be entered between Bunzl German Holdings Limited and Bunzl in relation to Bunzl International GmbH

62. Share purchase agreement to be entered between Bunzl and FIL in relation to Bunzl International GmbH

63. Share purchase agreement to be entered between FIL and FIL International in relation to Bunzl International GmbH

Indonesia

64. Share purchase agreement to be entered between FIL and FIL International in relation to PT Filtrona Indonesia

The Netherlands

65. Share purchase agreement to be entered between Bunzl BV and Selectuser in relation to Bunzl Outsourcing Services BV

Assignment of intra-group balances

60. Agreements to assign the following outstanding intra-group balances from the Lender specified in the table below to Filtrona Finance:

Borrower	Lender	Amount (£)
Bunzl Custom Moulding	Bunzl plc	5,049,000
Moss Plastic Parts Ltd	Bunzl plc	122,000
Banbury Plastics Ltd	Bunzl plc	579,000
Freeman Lerens Ltd	Bunzl plc	143,000
Reliance Fernhill	Bunzl plc	431,000
Laminex Ltd	Bunzl plc	723,000
Bunzl plc	North West Plastics Ltd	50,000
Bunzl plc	P P Payne Ltd	847,000
Bunzl plc	Toolmak Ltd	5,000

Schedule 10
Dispute Resolution

Part A: Reference to an Independent Accountant

1. The Chairman of each of Bunzl and Filtrona shall refer the matter in dispute to Independent Accountants (acting as experts and not as arbitrators). "**Independent Accountants**", for those purposes, means an independent firm of chartered accountants appointed by Bunzl and Filtrona jointly or, in default of agreement as to such appointment within five Business Days of one of them notifying the other of its wish to appoint an independent firm, appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales on the application of either of them.

2. The Independent Accountants shall be instructed to make and communicate their decision to Bunzl and Filtrona within 15 Business Days of appointment and it shall be final and binding on the parties to this Agreement (in the absence of manifest error).

3. Bunzl and Filtrona shall each give the Independent Accountants full access to those books of account, documents, files and papers which the Independent Accountants shall request and may reasonably require to review and determine the matter in dispute and each of Bunzl and Filtrona shall procure that their employees shall be instructed to give promptly all the information and explanations as the Independent Accountants may reasonably require for the same purposes.

4. The fees of the Independent Accountants shall be shared equally by Bunzl and Filtrona unless the Independent Accountants shall determine otherwise.

Part B: Mediation

1. If a dispute or difference arises out of this Agreement, which is to be referred for mediation pursuant to clause 29(c), the following provisions will apply. The mediation will be carried out in accordance with the Centre for Effective Dispute Resolution (CEDR) Model Mediation Procedure (the "**Model Procedure**"). To initiate a mediation, either party shall give notice in writing ("**ADR Notice**") to the other party in accordance with the provisions of clause 31 (Notices), requesting mediation in accordance with the provisions of the Model Procedure. A copy of the ADR Notice should also be sent to CEDR.

2. If the dispute or difference is not resolved within 42 days (or such longer period as the parties may agree) of the giving of the ADR Notice, or if one of the parties refuses to participate in mediation, the dispute shall be referred to arbitration in accordance with the provisions set out in clause 36 (Arbitration).

Schedule 11

Bunzl Group Treasury Contracts

on by
ncy (flow): (GBP)
ence code: FXT,FXS,FXW,FXF,FOB,FOW
erparty (deal): /FIN
ny (deal): /FCHI,/FCODE,/FGMBH,/FH1,/FH2,/FHP,/FIA,/FIC,/FII,/FIL
class: F

Outstand. (end)
On: 06/06/2005

Sorted by
Company (deal)
Currency (flow)
Maturity date

SUMMARY - Outstanding FX deals with Group Treasury at end of week - TRH (Report FL1/60)

: /FGMBH: Fil Filters GmbH

ty nce	Dealing Date	Option Start	Option Expiry	Maturity Date	Cur	Amount	Deal Side FX Rate	Vs. Cur	Vs. Amount	Contract Spot Rate	GBP Equivalent @ Ref Spot	Total Prem/Disc	Comment
ro													
361	22/10/2004	29/11/2004	30/06/2005	30/06/2005	EUR	118,640.85	1.2643	USD	-150,000.00	1.2637	-82,151.48	-40.31	fxf 12359
376	21/02/2005	23/02/2005	30/06/2005	30/06/2005	EUR	1,144,513.96	1.3106	USD	-1,500,000.00	1.3068	-789,261.66	-2,295.07	fxf 13375
				Total EUR: Euro		1,263,154.81			-1,650,000.00				
Dollar													
361	22/10/2004	29/11/2004	30/06/2005	30/06/2005	USD	-150,000.00	1.2643	EUR	118,640.85	1.2637	82,191.78	-40.31	fxf 12359
376	21/02/2005	23/02/2005	30/06/2005	30/06/2005	USD	-1,500,000.00	1.3106	EUR	1,144,513.96	1.3068	791,556.73	-2,295.07	fxf 13375
				Total USD: US Dollar		-1,650,000.00			1,263,154.81				

Plc

ion by
ency (flow): (GBP)
rence code: FXT, FXS, FXW, FXF, FOB, FOW
terparty (deal): /FIN
any (deal): /MCZ, /MFR, /MHL, /MHP, /MPL, /MPP, /MQP, /MRF, /MRN, /MSA
class: F

19:16:48 09/05/2005

Outstand. (end)
On: 06/06/2005

Sorted by
Company (deal)
Currency (flow)
Maturity date

SUMMARY - Outstanding FX deals with Group Treasury at end of week - TRH (Report FL1/60)

ity ence	Dealing Date	Option Start	Option Expiry	Maturity Date	Cur	Amount	Deal Side FX Rate	Vs. Cur	Vs. Amount	Contract Spot Rate	GBP Equivalent @ Ref Spot	Total Prem/Disc	Comment
y: /MPL: Moss Poland													
olish Zloty													
3305	08/02/2005			30/06/2005	PLN	-484,263.50	5.8345	GBP	83,000.00	5.7995	83,500.91	-500.91	
3307	08/02/2005			30/09/2005	PLN	-444,676.00	5.8510	GBP	76,000.00	5.7995	76,674.89	-674.89	
3309	08/02/2005			16/12/2005	PLN	-556,985.00	5.8630	GBP	95,000.00	5.7995	96,040.18	-1,040.18	
			Total PLN: Polish Zloty			-1,485,924.50			254,000.00				
y: /MPP: Moss Plastic													
uro													
3256	03/02/2005	02/06/2005	30/06/2005	30/06/2005	EUR	-370,000.00	0.69450	GBP	256,965.00	0.68880	254,856.00	2,109.00	roll fxf 12948
3257	03/02/2005	05/07/2005	04/08/2005	04/08/2005	EUR	-430,000.00	0.69610	GBP	299,323.00	0.68880	296,184.00	3,139.00	roll fxf 12948
3258	03/02/2005	04/08/2005	01/09/2005	01/09/2005	EUR	-350,000.00	0.69760	GBP	244,160.00	0.68880	241,080.00	3,080.00	roll fxf 12948
3259	03/02/2005	01/09/2005	29/09/2005	29/09/2005	EUR	-220,000.00	0.69890	GBP	153,758.00	0.68880	151,536.00	2,222.00	roll fxf 12948
3260	03/02/2005	29/09/2005	03/11/2005	03/11/2005	EUR	-320,000.00	0.70190	GBP	224,608.00	0.68880	220,416.00	4,192.00	roll fxf 12948
3261	03/02/2005	03/11/2005	01/12/2005	01/12/2005	EUR	-450,000.00	0.70190	GBP	315,855.00	0.68880	309,960.00	5,895.00	roll fxf 12948
3262	03/02/2005	01/12/2005	16/12/2005	16/12/2005	EUR	-320,000.00	0.70310	GBP	224,992.00	0.68880	220,416.00	4,576.00	roll fxf 12948
				Total EUR: Euro		-2,460,000.00			1,719,661.00				
y: /MQP: Multiquip													
anada Dlr													
2552	15/11/2004			13/06/2005	CAD	-132,165.00	1.2015	USD	110,000.00	1.1981	59,493.13	-168.35	
2553	15/11/2004			11/07/2005	CAD	-132,187.00	1.2017	USD	110,000.00	1.1981	59,503.03	-178.26	
2554	15/11/2004			15/08/2005	CAD	-132,220.00	1.2020	USD	110,000.00	1.1981	59,517.89	-193.11	
2555	15/11/2004			12/09/2005	CAD	-132,264.00	1.2024	USD	110,000.00	1.1981	59,537.69	-212.92	
2556	15/11/2004			11/10/2005	CAD	-132,308.00	1.2028	USD	110,000.00	1.1981	60,345.09	-235.80	
2557	15/11/2004			14/11/2005	CAD	-132,341.00	1.2031	USD	110,000.00	1.1981	59,572.35	-247.58	
2558	15/11/2004			12/12/2005	CAD	-132,374.00	1.2034	USD	110,000.00	1.1981	59,587.21	-262.43	
			Total CAD: Canada Dlr			-925,859.00			770,000.00				
S Dollar													
2552	15/11/2004			13/06/2005	USD	110,000.00	1.2015	CAD	-132,165.00	1.1981	-59,324.78	-168.35	
2553	15/11/2004			11/07/2005	USD	110,000.00	1.2017	CAD	-132,187.00	1.1981	-59,324.78	-178.26	
2554	15/11/2004			15/08/2005	USD	110,000.00	1.2020	CAD	-132,220.00	1.1981	-59,324.78	-193.11	
2555	15/11/2004			12/09/2005	USD	110,000.00	1.2024	CAD	-132,264.00	1.1981	-59,324.78	-212.92	
2556	15/11/2004			11/10/2005	USD	110,000.00	1.2028	CAD	-132,308.00	1.1981	-60,109.29	-235.80	
2557	15/11/2004			14/11/2005	USD	110,000.00	1.2031	CAD	-132,341.00	1.1981	-59,324.78	-247.58	
2558	15/11/2004			12/12/2005	USD	110,000.00	1.2034	CAD	-132,374.00	1.1981	-59,324.78	-262.43	
			Total USD: US Dollar			770,000.00			-925,859.00				

Plc

ion by
ency (flow): (GBP)
rence code: FXT, FXS, FXW, FXF, FOB, FOW
terparty (deal): /FIN
any (deal): /FILMEX, /FIR, /FITL, /FJN, /FLT, /FRUS, /FSSA, /FTC, /FVZ, /LMX
class: F

19:16:46 09/05/2005

Outstand. (end)
On: 06/06/2005

Sorted by
Company (deal)
Currency (flow)
Maturity date

SUMMARY - Outstanding FX deals with Group Treasury at end of week - TRH (Report FL1/60)

ity ence	Dealing Date	Option Start	Option Expiry	Maturity Date	Cur	Amount	Deal Side FX Rate	Vs. Cur	Vs. Amount	Contract Spot Rate	GBP Equivalent @ Ref Spot	Total Prem/Disc	Comment
y: /FLT: Filters													
uro													
3862	22/04/2005	27/04/2005	30/06/2005	30/06/2005	EUR	-2,900,000.00	0.68220	GBP	1,978,380.00	0.68220	1,978,380.00	0.00	
				Total EUR: Euro		-2,900,000.00			1,978,380.00				
S Dollar													
1704	02/08/2004			05/07/2005	USD	21,490,058.81	1.7770	GBP	-12,093,380.91	1.8224	-11,792,174.50	-301,206.41	
1705	02/08/2004			05/07/2005	USD	509,941.19	1.7770	GBP	-286,965.85	1.8224	-279,818.48	-7,147.38	
				Total USD: US Dollar		22,000,000.00			-12,380,346.76				
y: /FSSA: Filtrona Suisse													
wiss Franc													
3777	14/04/2005	18/04/2005	17/06/2005	17/06/2005	CHF	0.00	2.2825	GBP	0.00	2.2825	0.00	0.00	fxf13776
3778	14/04/2005	18/04/2005	17/06/2005	17/06/2005	CHF	1,548,600.00	1.5486	EUR	-1,000,000.00	1.5522	-678,763.97	-1,577.91	fxf 13779
3781	14/04/2005	18/04/2005	17/06/2005	17/06/2005	CHF	325,026.00	1.2038	USD	-270,000.00	1.2085	-142,461.54	-556.21	fxf13780
3928	03/05/2005	03/05/2005	20/06/2005	20/06/2005	CHF	118,650.00	1.1865	USD	-100,000.00	1.1901	-52,442.01	-159.12	to replace fxt
3925	29/04/2005	29/04/2005	20/06/2005	20/06/2005	CHF	1,538,500.00	1.5385	EUR	-1,000,000.00	1.5413	-692,739.25	-1,260.75	to replace fxt
				Total CHF: Swiss Franc		3,530,776.00			-2,370,000.00				
uro													
3778	14/04/2005	18/04/2005	17/06/2005	17/06/2005	EUR	-1,000,000.00	1.5486	CHF	1,548,600.00	1.5522	680,341.88	-1,577.91	fxf 13779
3925	29/04/2005	29/04/2005	20/06/2005	20/06/2005	EUR	-1,000,000.00	1.5385	CHF	1,538,500.00	1.5413	694,000.00	-1,260.75	to replace fxt
				Total EUR: Euro		-2,000,000.00			3,087,100.00				
S Dollar													
3781	14/04/2005	18/04/2005	17/06/2005	17/06/2005	USD	-270,000.00	1.2038	CHF	325,026.00	1.2085	143,017.75	-556.21	fxf13780
3928	03/05/2005	03/05/2005	20/06/2005	20/06/2005	USD	-100,000.00	1.1865	CHF	118,650.00	1.1901	52,601.13	-159.12	to replace fxt
				Total USD: US Dollar		-370,000.00			443,676.00				

Plc

19:16:50 09/05/2005

ion by
ency (flow): (GBP)
rence code: EXT,EXS,EXW,EXF,FOB,EOW
terparty (deal): /FIN
any (deal): /MSB,/MSG,/MSI,/MSP,/PLVS,/PPM,/PPN,/PPP,/PPS,/PPSC
class: F

Outstand. (end)
On: 06/06/2005

Sorted by
Company (deal)
Currency (flow)
Maturity date

SUMMARY - Outstanding FX deals with Group Treasury at end of week - TRH (Report FL1/60)

ity ence	Dealing Date	Option Start	Option Expiry	Maturity Date	Cur	Amount	Deal Side FX Rate	Vs. Cur	Vs. Amount	Contract Spot Rate	GBP Equivalent @ Ref Spot	Total Prem/Disc	Comment
y: /PPP: P.P.Payne													
uro													
2932	21/12/2004	04/03/2005	30/06/2005	30/06/2005	EUR	-300,000.00	0.69600	GBP	208,800.00	0.69250	207,750.00	1,050.00	
3538	14/03/2005	16/03/2005	30/06/2005	30/06/2005	EUR	-100,000.00	0.69750	GBP	69,750.00	0.69750	69,750.00	0.00	fxf 13535
3542	14/03/2005	06/06/2005	30/06/2005	30/06/2005	EUR	-250,000.00	0.70180	GBP	175,450.00	0.69750	174,375.00	1,075.00	fxf 13537
3543	14/03/2005	01/07/2005	05/08/2005	05/08/2005	EUR	-250,000.00	0.70310	GBP	175,775.00	0.69750	174,375.00	1,400.00	fxf 13541
			Total EUR: Euro			-900,000.00			629,775.00				
S Dollar													
3552	14/03/2005	16/03/2005	30/06/2005	30/06/2005	USD	-500,000.00	1.9134	GBP	261,314.94	1.9134	261,314.94	0.00	FXF 13548
2925	21/12/2004	04/03/2005	30/06/2005	30/06/2005	USD	-500,000.00	1.9249	GBP	259,753.75	1.9335	258,598.40	2,743.86	
3553	14/03/2005	01/07/2005	05/08/2005	05/08/2005	USD	-750,000.00	1.9032	GBP	394,073.14	1.9134	391,972.41	2,100.73	FXF 13549
			Total USD: US Dollar			-1,750,000.00			915,141.83				

Schedule 12
Debt Allocation Principles

1. It has been agreed between Bunzl and Filtrona that Filtrona should, at the point of demerger, have net debt equal approximately to £120 million (the year end net debt figure shown in the short form report) less cash generated (or plus cash absorbed) in the Filtrona Group (for these purposes meaning all entities comprising the Filtrona Group as such entities are recorded in Hyperion) since 1 January 2005.

2. This will be achieved as follows:

   (a) the actual net debt of the Filtrona Group at 1 January 2005 was approximately £159.7 million;

   (b) the anticipated net consideration to be received by the Filtrona Group assuming all steps in the Reorganisation have been implemented is approximately £39.7 million (the "Reorganisation proceeds") as shown in the analysis set out in the attachment to this schedule;

   (c) the Reorganisation proceeds shall be applied in reducing debt due from the Filtrona Group to Bunzl Finance plc and other Bunzl Group companies ("Bunzl Group Debt") whether by cash payment or netting;

   (d) to the extent that the Reorganisation proceeds have not been used to adjust Bunzl Group Debt by 3 June 2005 (because any relevant reorganisation transactions have not been completed or payments in respect of uncompleted steps have not been made), the amount which has not been so used shall nevertheless be taken into account in adjusting the Bunzl Group Debt as if such proceeds had been settled thereby discharging the Bunzl Group from any further liability to the Filtrona Group or vice versa in respect of such outstanding proceeds;

   (e) as the Reorganisation proceeds equal the amount required to reduce the net debt from £159.7m to £120m there will be no requirement to determine the net debt as at 3 June 2005 since any adjustment to the net debt between 1 January and 3 June 2005 after taking account of the Reorganisation proceeds will simply reflect the amount of cash generated or absorbed by the Filtrona Group and accordingly there will be no need to capitalise any part of the Bunzl Group Debt remaining;

   (f) on or prior to 3 June 2005 any balances making up the Bunzl Group Debt shall, where practical, be assigned between the relevant Filtrona Group company and Filtrona Finance Ltd on the one hand and between the relevant Bunzl Group company and Bunzl Finance plc on the other hand (with the exception of the discount note for $22 million payable by Filtrona United Kingdom Ltd) such that there remains a single balance between Filtrona Finance Ltd and Bunzl Finance plc in respect of the outstanding Bunzl Group Debt (or if not practical, a limited

number of balances due from Filtrona Group companies to Bunzl Group companies); and

(g) on or prior to 3 June 2005 any balance or balances due from Filtrona Finance Ltd (or other Filtrona Group companies) in respect of Bunzl Group Debt after so accounting for the Reorganisation proceeds shall be repaid by Filtrona Finance Ltd (for itself or on behalf of the relevant Filtrona Group company) to Bunzl Finance plc (for itself or on behalf of the relevant Bunzl Group company) out of the amounts drawn down under Filtrona's bank facilities agreement (with the exception of the US Discount Note which shall be repaid in accordance with its terms pursuant to Clause 5.3 of this Agreement).

THE CASH IMPACT OF THE FILTRONA GROUP'S PRE-DEMERGER REORGANISATION

Company		Amount	Description
Morane Limited	-	1,475,000	Payment for Laminex International Limited
Bunzl BV		37,000,000	Cash received for selling Bunzl Outsourcing Services BV to Bunzl
Filtrona International Limited		431,233	Cash received for taking on negative net assets of Reliance Fernhill Limited
Filtrona United Kingdom Limited		730,088	Cash received for taking on negative net assets of Laminex Limited
		5,049,000	Cash received for taking on negative net assets of Bunzl Custom Mouldings Limited
	-	7,772	Payment for Banbury Injection Moulding Technologies Limited
	-	192,000	Payment for Precision Engineering Products (Suffolk) Limited
	-	100	Payment for Moss Pension Trustees Limited
	-	967,007	Payment for P. P. Payne Limited
	-	790,667	Payment for Morane Limited
	-	102,500	Payment for Banbury Plastics Limited
	-	50,000	Payment for North West Plastics Limited
	-	5,040	Payment for Toolmak Limited
FIL International Limited	-	2,777,000	Payment made for Filtrona Special Fiber Products Ningbo Co Limited
	-	13,893	Payment made for Moss Ceska Republika SRO
	-	684,550	Payment made for Fracturecode Corporation ApS
Filtrona's German companies		5,600,000	Reduction in cash relating to Germany reorganisation
Bunzl Int'l (6%)	-	2,088,000	Payment for 6% of Bunzl International GmbH
		39,656,792	

EXECUTED AND DELIVERED)
AS A DEEDS by **Bunzl plc**)
acting by)

....
Director

....
~~Director~~ / Secretary

SIGNED by)
for and on behalf of)
Filtrona plc)
in the presence of:)

....

TP051190066

Contents

Schedules



DATED 16 MAY 2005

BUNZL plc

and

FILTRONA plc

TAX DEED

Slaughter and May
One Bunhill Row
London EC1Y 8YY
SYL/MCL
(TX050900035)

TABLE OF CONTENTS

THIS DEED is made on 16 May 2005

BETWEEN:

1. **BUNZL plc**, a company incorporated in England (company number 358948) having its registered office at 110 Park Street, London, W1K 6NX ("**Bunzl**")

   AND

2. **FILTRONA plc**, a company incorporated in England (company number 5444653) *having its registered office at* 201-249 Avebury Boulevard, Milton Keynes, Buckinghamshire, MK9 1AU ("**Filtrona**")

WHEREAS this Deed is entered into pursuant to a Demerger Agreement (the "**Agreement**") of even date herewith and made between Bunzl and Filtrona.

NOW THIS DEED WITNESSES as follows:

1. Interpretation

1.1 In this Deed:

"Accounts" means, in relation to any company, the audited accounts of that company, or, if that company does not prepare audited accounts, the management or other similar accounts, for the most recent accounting period ended on or before Completion;

"Aggregate Overprovisions" means, where any provision for Tax in the Accounts of a Filtrona Group Company (excluding the Specific Provisions and any provisions in any Accounts prepared under US GAAP) has proved to be an overprovision, the aggregate of each such overprovision;

"Aggregate Underprovisions" means, where any provision for Tax in the Accounts of a Filtrona Group Company (excluding the Specific Provisions and any provisions in any Accounts prepared under US GAAP) has proved to be an underprovision, the aggregate of each such underprovision;

"Bunzl Consolidated Return" means any Consolidated Return, other than a Dutch Consolidated Return or a German Consolidated Return, where the company which is required to make the Consolidated Return is a Bunzl Group Company;

"Bunzl Tax Liability" means:

(a) a liability of any Bunzl Group Company to make or

suffer an actual payment of Tax; and

(b) the use or set-off of any Relief in circumstances where, but for such use or set-off, any Bunzl Group Company would have had an actual liability to tax in respect of which Bunzl would have been able to make a claim against Filtrona under this Deed (the amount of the tax liability for these purposes being deemed to be equal to the amount of the actual liability to tax that is saved by the use or set-off of the Relief);

"Chargeable Payment" has the meaning ascribed to it by Section 214 ICTA;

"Claim" means the issue of any notice, letter or other document by or on behalf of any Tax Authority or the taking of any other action by or on behalf of any Tax Authority from which notice, letter, document or action it appears that a Tax Liability is to be, or will be, imposed on an Indemnified Company or that a transfer pricing adjustment is, or is likely, to be made in relation to any provision between any Bunzl Group Company and any Filtrona Group Company;

"Clearance Application" means the single demerger clearance application made by KPMG on behalf of Bunzl dated 3 February, 2005 applying for clearance under Sections 215 and 707 of ICTA and Section 138 TCGA;

"Consolidated Return" means any Tax return required to be made by a company which consolidates the profits and losses of that company with those of certain other companies so that no separate Tax return is submitted by the other companies concerned;

"Dutch Consolidated Return" means any Consolidated Return required to be made to any Tax Authority of the Netherlands which is required to include the profits and losses of any Bunzl Group Company;

"Event" includes (without limitation) any transaction, action or omission, any change in the residence of any person for the purposes of any Tax and a failure to take any action which would avoid an apportionment or deemed distribution of income;

"Filtrona Consolidated Return" means any Consolidated Return, other than a Dutch Consolidated Return or a German Consolidated Return, where the company which is required to make the

Consolidated Return is a Filtrona Group Company;

"Filtrona Overprovision" means, if the amount of the Aggregate Overprovisions exceeds the amount of the Aggregate Underprovisions, the amount of that excess;

"Filtrona Relief" means any Relief arising to a Filtrona Group Company which arises in respect of a period falling after Completion;

"Filtrona Tax Liability" means:

(a) a liability of any Filtrona Group Company to make or suffer an actual payment of Tax;

(b) the use or set-off of any Filtrona Relief in circumstances where, but for such use or set-off, any Filtrona Group Company would have had an actual liability to tax in respect of which Filtrona would have been able to make a claim against Bunzl under this Deed (the amount of the tax liability for these purposes being deemed to be equal to the amount of the actual liability to tax that is saved by the use or set-off of the Filtrona Relief) and it shall be assumed for the purposes of this Deed that, Filtrona Reliefs are, so far as is lawfully possible, used in priority to any other Reliefs and, if it cannot be determined whether a Filtrona Relief or another Relief is so used, it shall be assumed that the Filtrona Relief is used in priority to any other Relief; and

(c) the amount of stamp duty (if any) which Filtrona is properly required to pay in order to be registered as the owner of the Transfer Shares if it shall be determined that Section 75 of the Finance Act 1986 did not apply to the transfer of such shares to Filtrona pursuant to the Demerger.

"German Consolidated Return" means any Consolidated Return required to be made to any Tax Authority of Germany which is required to include the profits and losses of any Bunzl Group Company;

"Group Payment Arrangement" means any arrangement entered into at any time between HM Revenue and Customs and any member of the Bunzl Group pursuant to Section 36 of the Finance Act 1998 for that or any other member of the Bunzl Group to discharge any liability of any Filtrona Group Company to pay

corporation tax;

"IAS" means international accounting standards as such term is defined in Section 50(2) of the Finance Act 2004;

"Indemnified Company" has the meaning set out in Clause 9;

"Relief Surrender" means:

(a) a surrender of any loss, allowance or other amount eligible for surrender by way of group relief in accordance with the provisions of sections 402 to 413 ICTA;

(b) a surrender of the benefit of any amount of advance corporation tax in accordance with Section 240 ICTA;

(c) a notional transfer of any asset or reallocation of a gain or loss in accordance with Section 171A TCGA or Section 179A TCGA;

(d) a surrender or eligible unrelieved foreign tax in accordance with The Double Taxation Relief (Surrender of Relievable Tax Within a Group) Regulations 2001 (SI 2001/1163); or

(e) a reallocation of a chargeable realisation gain in accordance with paragraph 66 of Schedule 29 to the Finance Act 2002;

"Relief" includes (without limitation), unless the context otherwise requires, any allowance, credit, deduction, exemption or set-off in respect of any tax or relevant to the computation of any income, profits or gains for the purposes of any tax, or any right to a repayment of or saving of tax;

"Reorganisation" means the transactions carried out pursuant to the Reorganisation Agreements;

"Specific Provisions" means that portion of the provisions carried in the consolidated group accounts of Bunzl which are transferred to the consolidated group accounts of Filtrona;

"Standard Return" means any Tax return required to be made to any Tax Authority other than a Consolidated Return;

"Tax Authority" means any taxing or other authority (whether within or without the United Kingdom) competent to impose any liability to Tax;

"Tax Liability" means a Bunzl Tax Liability or a Filtrona Tax Liability.

"UK Return" means any Tax return required to be made to any Tax Authority of the United Kingdom;

"US Return" means any Tax return required to be made to any Tax Authority of the United States of America;

"VAT" means value added tax as provided for in the Value Added Tax Act 1994 or any regulations promulgated thereunder; and

"VAT Group" means the group of companies of which Bunzl plc is the representative member for the purposes of VAT.

1.2 In this Deed, unless otherwise specified:

(A) words and expressions defined in the Agreement have the same meaning wherever used herein;

(B) headings to Clauses and Schedules are for convenience only and do not affect the interpretation of this Deed;

(C) references to Clauses, sub-Clauses, paragraphs, sub-paragraphs, Recitals and Schedules are to Clauses, sub-Clauses, paragraphs and sub-paragraphs of and Recitals and Schedules to this Deed;

(D) a reference to a "company" shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established; and

(E) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted.

2. Bunzl Covenant

2.1 Bunzl hereby covenants with Filtrona to pay to Filtrona an amount equal to any Filtrona Tax Liability arising directly as a consequence of:

(A) the failure by any Bunzl Group Company or any other company to discharge a liability to Tax for which the Bunzl Group Company is primarily liable;

(B) any Filtrona Group Company acting as a representative member of a group of companies for any period to the extent that such Filtrona Tax Liability would have been a Bunzl Tax Liability had the relevant Filtrona Group Company not been acting as the representative member of a group of companies;

(C) the provisions of Part XVII Chapter IV ICTA being applicable in relation to any Bunzl Group Company;

(D) the Demerger (including, for the avoidance of doubt, the making of a Chargeable Payment by a Bunzl Group Company); or

(E) the Reorganisation.

2.2 The covenant contained in Clause 2.1 shall not apply to any Filtrona Tax Liability to the extent that:

(A) it has been specifically provided for in either:

(i) the Accounts of any Filtrona Group Company for any period ended on or before Completion; or

(ii) the Specific Provisions;

(B) it would not have arisen but for a breach of the warranties given by Filtrona in Clause 6.2 or a breach of any of its obligations under this Deed;

(C) it would not have arisen but for a Chargeable Payment, being made by a Filtrona Group Company or made pursuant to a scheme or arrangement made with any Filtrona Group Company (other than a Chargeable Payment made with the express written permission of Bunzl);

(D) in the case of a Filtrona Tax Liability within Clause 2.1(D), it arises as a result of any Filtrona Group Company being required as a consequence of the Demerger to adopt IAS;

(E) such relevant liability has been reduced or eliminated by a Relief Surrender by any Bunzl Group Company after Completion and for no consideration or otherwise reduced or eliminated at no cost to any Filtrona Group Company (including as a result of any action taken or requested pursuant to Clause 2.3 below);

(F) any Relief (other than a Filtrona Relief) is available to relieve or mitigate such relevant liability (whether or not such Relief is actually so used); or

(G) the liability arises as a result of any Filtrona Group Company having, or being deemed to have, for the purposes of any Tax, a lower acquisition or base cost in respect of any asset than it would have had but for the Demerger and/or the Reorganisation.

2.3 Filtrona shall, at the direction in writing of Bunzl, take, or procure that any other Filtrona Group Company shall take, all such steps as Bunzl may require to allow Bunzl to reduce or eliminate any Filtrona Tax Liability by making, or procuring that any other Bunzl Group Company make, a Relief Surrender or otherwise surrendering or transferring, or procuring that any other Bunzl Group Company surrenders or transfers, so far as lawfully possible, any Relief to any Filtrona Group Company in each case for no consideration.

2.4 Bunzl hereby covenants to pay to Filtrona an amount equal to any reasonable costs or expenses incurred or payable by a Filtrona Group Company in connection with or in consequence of any such Filtrona Tax Liability as is referred to in Clause 2.1 above or in taking any action under this Deed.

3. Filtrona Covenant

3.1 Filtrona hereby covenants with Bunzl to pay to Bunzl an amount equal to any Bunzl Tax Liability arising directly as a consequence of:

(A) the failure by any Filtrona Group Company to discharge a liability to Tax for which the Filtrona Group Company is primarily liable in circumstances such that Filtrona would not have been entitled to make a claim against Bunzl under Clause 2.1 in respect of that Tax had it been the relevant Filtrona Group Company;

(B) any Bunzl Group Company acting as a representative member of a group of companies for any period to the extent that such Bunzl Tax Liability would have been a Filtrona Tax Liability had the relevant Bunzl Group Company not been acting as the representative member of a group of companies;

(C) the provisions of Part XVII Chapter IV ICTA being applicable in relation to any Filtrona Group Company; or

(D) the making of a Chargeable Payment by a Filtrona Group Company (other than a Chargeable Payment made with the express written permission of Bunzl).

3.2 The covenant contained in Clause 3.1 shall not apply to any Bunzl Tax Liability to the extent that:

(A) it would not have arisen but for a breach of the warranties given by Bunzl in Clause 6.1 or a breach of any of its obligations under this Deed;

(B) it would not have arisen but for a Chargeable Payment, being made by a Bunzl Group Company or made pursuant to a scheme or arrangement made with any Bunzl Group Company; or

(C) such relevant liability has been reduced or eliminated by a Relief Surrender by any Filtrona Group Company after Completion and for no consideration or otherwise reduced or eliminated at no cost to any Bunzl Group Company

(including as a result of any action taken or requested pursuant to Clause 3.3 below or as a result of any payment made pursuant to either of Clauses 3.4 or 3.5).

3.3 Bunzl shall, at the direction in writing of Filtrona, take, or procure that any other Bunzl Group Company shall take, all such steps as Filtrona may require to allow Filtrona to reduce or eliminate any Bunzl Tax Liability by making, or procuring that any other Filtrona Group Company make, a Relief Surrender or otherwise surrendering or transferring, or procuring that any other Filtrona Group Company surrenders or transfers, so far as lawfully possible, any Relief to any Bunzl Group Company in each case for no consideration.

3.4 Filtrona hereby covenants with Bunzl to pay to the representative member or to procure that the relevant Filtrona Group Company pays (to the extent such payment has not been made on or before Completion) to the representative member, in each case within 10 Business Days of demand, an amount equal to the amount of any Filtrona Tax Liability which is discharged (whether before, on or after Completion) by the representative member pursuant to any Group Payment Arrangements.

3.5 Bunzl shall determine in its capacity as representative member of the VAT Group, acting reasonably and in accordance with its customary practice, the amount of the aggregate VAT liability or, as the case may be, entitlement to refund, of the VAT Group properly attributable to Filtrona Group Companies and, in the case of a liability, Filtrona hereby covenants with Bunzl to pay or to procure that the relevant Filtrona Group Company pays that amount (to the extent such payment has not been made on or before Completion) to Bunzl, in each case within 10 Business Days of demand, or, in the case of a refund, Bunzl hereby covenants with Filtrona to pay such amount (to the extent such repayment has not been made on or before Completion) to the relevant Filtrona Group Companies, in each case in accordance with the existing practices of the VAT Group.

3.6 The covenants contained in Clauses 3.4 and 3.5 shall not apply in respect of any Tax Liability discharged by the representative member to the extent that Filtrona would have been entitled to make a claim against Bunzl under Clause 2.1 in respect of that Tax Liability.

3.7 Filtrona hereby covenants to pay to Bunzl an amount equal to any reasonable costs or expenses incurred or payable by a Bunzl Group Company in connection with or in consequence of any such Bunzl Tax Liability as is referred to in Clause 3.1 above or in taking any action under this Deed.

4. Exclusions

4.1 No party shall be entitled to claim under this Deed in respect of any Tax Liability unless the Tax Liability in question shall have arisen no later than seven years from Completion and the claiming party shall have given written notice to the other party to this Deed giving sufficient details of the claim to enable the other party to identify the matter giving

rise to that Tax Liability and the amount claimed in respect thereof no later than seven years and 30 days from Completion.

4.2 Filtrona shall not be entitled to claim under this Deed (other than pursuant to Clauses 3.4 or 3.5 or in respect of a Tax Liability arising out of the circumstances set out in Clause 2.1(B)) in respect of any Tax Liability (however many in number) where the aggregate of all claims under this Deed against Bunzl is less than £100,000, or its foreign currency equivalent, but once the aggregate amount of all such claims has exceeded such sum, Bunzl shall be liable in respect of the full amount of such claims and not just the amount by which such sum is exceeded.

4.3 Bunzl shall not be entitled to claim under this Deed (other than pursuant to Clauses 3.4 or 3.5 or in respect of a Tax Liability arising out of the circumstances set out in Clause 3.1(B)) in respect of any Tax Liability (however many in number) where the aggregate of all claims under this Deed against Filtrona is less than £100,000, or its foreign currency equivalent, but once the aggregate amount of all such claims has exceeded such sum, Filtrona shall be liable in respect of the full amount of such claims and not just the amount by which such sum is exceeded.

4.4 No party shall be entitled to recover any amount pursuant to this Deed in respect of any claim to the extent that it has already recovered any amount in respect of the same subject matter under the Agreement or this Deed or, in the case of a claim by Filtrona, to the extent that it has already recovered any amount in respect of the same subject from a Bunzl Group Company under any other agreement or arrangement or, in the case of a claim by Bunzl, to the extent that it has already recovered any amount in respect of the same subject from a Filtrona Group Company under any other agreement or arrangement.

5. Overprovisions and reliefs

5.1 If the auditors for the time being of any Filtrona Group Company shall certify (at the request and expense of Bunzl) that there is a Filtrona Overprovision, then the amount of the Filtrona Overprovision shall be dealt with in accordance with Clause 5.3.

5.2 If the auditors for the time being of any Filtrona Group Company shall certify (at the request and expense of Bunzl) that any Tax Liability which has resulted in a payment having been made or becoming due from Bunzl under this Deed will give rise to a Relief for any Filtrona Group Company which would not otherwise have arisen, then the amount of that Relief shall be dealt with in accordance with Clause 5.3; provided that if the Relief in question is a deduction from or offset against income, profits or gains, the amount to be so dealt with shall be a sum equal to the amount of Tax that would be saved through the use of that Relief on the basis of the rates of tax current at the date of the certification made by the auditors under this Clause 5.2.

5.3 Where it is provided under Clause 5.1 or 5.2 that any amount (the "**Relevant Amount**") is to be dealt with in accordance with this Clause 5.3:

(A) the Relevant Amount shall first be set off against any payment then due from Bunzl under this Deed; and

(B) to the extent there is an excess, a refund shall be made to Bunzl of any previous payment or payments made by Bunzl under this Deed and not previously refunded under this clause up to the amount of such excess; and

(C) to the extent that the excess referred to in Clause 5.3(B)5.3(C) is not exhausted under that paragraph, the remainder of that excess shall be carried forward and set off against any future payment or payments which become due from the Bunzl under this Deed.

5.4 Where any such certification as is mentioned in Clause 5.1 or 5.2 has been made, Bunzl or Filtrona may request the auditors for the time being of relevant Filtrona Group Company to review such certification in the light of all relevant circumstances, including any facts which have become known only since such certification, and to certify whether such certification remains correct or whether, in the light of those circumstances, the amount that was the subject of such certification should be amended.

5.5 If the auditors certify under Clause 5.4 that an amount previously certified should be amended, that amended amount shall be substituted for the purposes of Clause 5.3 as the Relevant Amount in respect of the certification in question in place of the amount originally certified, and such adjusting payment (if any) as may be required by virtue of the above-mentioned substitution shall be made as soon as practicable by Bunzl or (as the case may be) to Bunzl.

5.6 The provisions of Clauses 5.2 to 5.5 above shall apply, *mutatis mutandis*, to Bunzl and Filtrona in relation to any Tax Liability which has resulted in a payment having been made or becoming due from Filtrona under this Deed.

6. Clearance Warranties

6.1 Bunzl represents and warrants to Filtrona as at the date of this Deed and as at Completion that, so far as it is aware and insofar as such facts, matters or circumstances are under its control, the Clearance Application fully and correctly discloses all facts, matters and circumstances which are material to the decisions of the relevant tax authority.

6.2 Filtrona represents and warrants to Bunzl as at the date of this Deed and as at Completion that, so far as it is aware and insofar as such facts, matters or circumstances are under its control, the Clearance Application fully and correctly discloses all facts, matters and circumstances which are material to the decisions of the relevant tax authority.

7. Withholdings

7.1 All payments made under this Deed shall be made free of any rights of counterclaim or set off and without any deductions or withholdings of any nature, save as may be required by law.

7.2 If the payer is required by law to make any deduction or withholding from any payment hereunder it shall do so and any sum due from the payer in respect of such payment shall be increased to the extent necessary to ensure that, after the making of such deduction or withholding, the recipient receives and retains (free of any liability in respect of any such deduction or withholding) a net sum equal to the sum it would have received and retained had no deduction or withholding been required to be made.

7.3 If any payment under this Deed (other than a payment of interest under Clause 15) gives rise to a Tax Liability in the hands of the recipient, the payer shall pay such additional amount as (after taking into account any Tax Liability arising in the hands of the recipient in respect of such amount) will ensure that the recipient retains a net sum equal to the sum it would have received had the payment not given rise to a Tax Liability in the hands of the recipient.

8. Notice of Liability

8.1 Bunzl shall procure that, if a Bunzl Group Company becomes aware of any Claim in respect of a Tax Liability which is relevant for the purposes of this Deed or of circumstances likely to give rise to such a Claim the relevant Bunzl Group Company shall as soon as reasonably practicable give written notice thereof to Filtrona.

8.2 If Filtrona shall indemnify and secure the Bunzl Group Company to its reasonable satisfaction against any Tax, losses, fines, penalties, interest, charges, costs and expenses arising therefrom, Bunzl shall procure that the relevant Bunzl Group Company shall take such action as Filtrona may reasonably request to avoid, dispute, resist, appeal, compromise or defend such Claim and Filtrona shall have the right to have any such action conducted by professional advisers nominated by it for this purpose provided always that:-

(A) the relevant Bunzl Group Company shall be kept fully informed of all matters pertaining thereto and shall be entitled to see copies of all correspondence pertaining thereto;

(B) the appointment of solicitors or other professional advisers shall be subject to the approval of the relevant Bunzl Group Company (such approval not to be unreasonably withheld);

(C) all communications written or otherwise pertaining to the dispute which are to be transmitted to the relevant Tax Authority shall first be submitted to the relevant Bunzl Group Company for approval and shall only be finally transmitted if such approval is given (such approval not to be unreasonably withheld); and

(D) Filtrona shall make no settlement or compromise of the Claim which is the subject of the dispute nor agree any matter in the conduct of such dispute which is likely to affect the amount thereof without the prior written approval of the relevant Bunzl Group Company (such approval not to be unreasonably withheld).

8.3 Filtrona shall procure that, if a Filtrona Group Company becomes aware of any Claim in respect of a Tax Liability which is relevant for the purposes of this Deed or of any circumstances likely to give rise to such a Claim, the relevant Filtrona Group Company shall as soon as reasonably practical give written notice thereof to Bunzl.

8.4 If Bunzl shall indemnify and secure the Filtrona Group Company to its reasonable satisfaction against any Tax, losses, fines, penalties, interest, charges, costs and expenses arising therefrom, Filtrona shall procure that the relevant Filtrona Group Company shall take such action as Bunzl may reasonably request to avoid, dispute, resist, appeal, compromise or defend such Claim and Bunzl shall have the right to have any such action conducted by professional advisers nominated by it for this purpose provided always that:

(A) the relevant Filtrona Group Company shall be kept fully informed of all matters pertaining thereto and shall be entitled to see copies of all correspondence pertaining thereto;

(B) the appointment of solicitors or other professional advisers shall be subject to the approval of the relevant Filtrona Group Company (such approval not to be unreasonably withheld);

(C) all communications written or otherwise pertaining to the dispute which are to be transmitted to the relevant Tax Authority shall first be submitted to the relevant Filtrona Group Company for approval and shall only be finally transmitted if such approval is given (such approval not to be unreasonably withheld); and

(D) Bunzl shall make no settlement or compromise of the claim which is the subject of the dispute nor agree any matter in the conduct of such dispute which is likely to affect the amount thereof without the prior written approval of the relevant Filtrona Group Company (such approval not to be unreasonably withheld).

9. Date for Payment

9.1 Where Bunzl becomes liable to make any payment pursuant to Clause 2 or Filtrona becomes liable to make any payment pursuant to Clause 3 (other than pursuant to Clause 3.4), the due date for the making of that payment shall be:

(A) in a case which involves an actual payment of Tax, the later of the date falling 3 Business Days prior to the last date on which the relevant Bunzl Group Company or Filtrona Group Company whose Tax Liability has given rise to the liability to make a payment under this Deed (the "**Indemnified Company**")

would have had to have paid the Tax that has given rise to the liability under this Deed in order to avoid incurring a liability to interest or a charge or penalty in respect of that liability and the date falling 15 Business Days after the party which is liable to make the payment under this Deed has been notified of its liability by the Indemnified Company;

(B) in a case which involves the setting off of a repayment of Tax or the utilisation of a relief, allowance, credit or deduction in respect of Tax, the later of the date falling 3 Business Days prior to the last date on which the Indemnified Company would have had to have paid the Tax against which the repayment that has given rise to the liability under this Deed has been set off or which would have been paid but for the utilisation of the relief, allowance, credit or deduction (as the case may be) in order to avoid incurring a liability to interest or a charge or penalty in respect of that liability and the date falling 15 Business Days after the party which is liable to make the payment under this Deed has been notified of its liability by the Indemnified Company; and

(C) in a case which involves a payment pursuant to Clauses 2.4 or 3.7, the date falling 5 business days after the party which is liable to make the payment under Clause 2.4 or as the case may be Clause 3.7 has been notified of its liability by the Indemnified Company.

10. Recovery

10.1 Where a Filtrona Group Company is entitled to recover from any other person (other than a Bunzl Group Company) any sum in respect of any matter to which Clause 2 relates Filtrona shall procure that the relevant Filtrona Group Company shall (if requested by and at the expense of Bunzl and upon Bunzl providing security to the reasonable satisfaction of the relevant Filtrona Group Company against all reasonable costs or expenses which may thereby be incurred) take such action as Bunzl shall reasonably request to enforce such recovery against the person in question and Filtrona shall procure that the relevant Filtrona Group Company shall account to Bunzl for any sums so recovered (including any interest paid by such a person) up to an amount not exceeding the amount paid by Bunzl under Clause 2 in respect of the relevant matter.

10.2 Where Bunzl has made a payment to Filtrona under Clause 2 in respect of a Tax Liability and such Tax Liability gives rise to a credit against Tax which otherwise would be payable by a Filtrona Group Company or a repayment of Tax to a Filtrona Group Company, Filtrona shall procure that the Filtrona Group Company which obtains the credit or repayment shall, as and when it enjoys the reduction in Tax Liability resulting from the credit, or obtains repayment, pay an amount to Bunzl equal to any such credit or repayment to the extent that such credit or repayment does not exceed the payment made by Bunzl.

10.3 This Clause 10 shall apply, *mutatis mutandis*, to Bunzl and Filtrona in relation to any right to recovery or other credit in respect of Tax or repayment of Tax obtained or enjoyed by a Bunzl Group Company.

11. Stamp duty

11.1 Filtrona and Bunzl agree that Bunzl will, where appropriate on Filtrona's behalf and with such assistance from Filtrona as it may reasonably require, be responsible for claiming relief from stamp duty under Section 75 of the Finance Act 1986 in respect of the Demerger.

11.2 Filtrona will use all reasonable endeavours to make and enforce such arrangements with its registrars as will enable the conditions for relief from stamp duty Section 75 of the Finance Act 1986 in respect of the Demerger to be fulfilled.

12. Tax returns

12.1 Bunzl, or its duly authorised agent, shall prepare, in a timely fashion:

(A) the Standard Returns of each Bunzl Group Company;

(B) the UK Returns and US Returns of each Filtrona Group Company;

(C) the Dutch Consolidated Returns and German Consolidated Returns; and

(D) the Bunzl Consolidated Returns,

in each case for all periods ended on or prior to Completion.

12.2 Filtrona, or its duly authorised agent, shall prepare, in a timely fashion:

(A) the Standard Returns of each Filtrona Group Company; and

(B) the Filtrona Consolidated Returns,

for all periods ended on or prior to Completion other than any such Tax return as falls within Clause 12.1 above.

12.3 Bunzl shall procure that:

(A) subject to Clause 12.3(B), each such Tax return as is required to be prepared in accordance with Clause 12.1 shall be prepared in a timely fashion and, so far as is reasonably possible:

(i) if it is required to be submitted by a Bunzl Group Company, shall be authorised, signed and submitted on or before the date on which it is due to be submitted;

(ii) if it is required to be submitted by a Filtrona Group Company, shall be sent to the relevant Filtrona Group Company reasonably in advance of the date on which it is due to be submitted;

(B) no return which is a Consolidated Return, whether it is required to be prepared in accordance with Clause 12.1 or otherwise and including, for the avoidance of doubt, any Consolidated Return relating to a period ending after Completion, which is required to include the profits and losses of any Filtrona Group Company shall be authorised, signed and submitted without the agreement of Filtrona (such agreement not to be unreasonably withheld); and

(C) each Bunzl Group Company shall afford such access to their books, accounts and records and provide such assistance and co-operation as is necessary and reasonable to enable Filtrona or its duly authorised agent to prepare any Tax returns which it is required to prepare (whether relating to a period ending before, on or after Completion).

12.4 Filtrona shall procure that:

(A) subject to Clause 12.4(B) and so far as is reasonably possible, each such Tax return as is prepared in accordance with either Clause 12.1 or 12.2 which is required to be submitted by a Filtrona Group Company is authorised, signed and submitted on or before the date on which such return is due to be submitted save that any such return which is a UK Return shall be authorised, signed and returned to Bunzl or its duly authorised agent reasonably in advance of the date on which such return is due to be submitted (in which case Bunzl shall procure that such return is submitted on or before the date on which it is due to be submitted);

(B) no return which is a Consolidated Return, whether it is required to be prepared in accordance with Clause 12.2 or otherwise and including, for the avoidance of doubt, any Consolidated Return relating to a period ending after Completion, which is required to include the profits and losses of any Bunzl Group Company shall be authorised, signed and submitted without the agreement of Bunzl (such agreement not to be unreasonably withheld); and

(C) each Filtrona Group Company shall afford such access to their books, accounts and records and provide such assistance and co-operation as is necessary and reasonable to enable Bunzl or its duly authorised agent to prepare any Tax returns which it is required to prepare (whether relating to a period ending before, on or after Completion).

12.5 Bunzl shall bear the costs and expenses incurred in:

(A) the preparation of returns pursuant to Clause 12.1(A) above; and

(B) so much of the preparation of returns pursuant to Clauses 12.1(C), 12.1(D) and 12.2(B) above as would, on a just and reasonable basis, fall to be allocated to the Bunzl Group Companies whose profits and losses are required to be included in the relevant Consolidated Return.

12.6 Filtrona shall bear the costs and expenses incurred in:

(A) the preparation of returns pursuant to Clauses 12.1(B) and 12.2(A) above; and

(B) so much of the preparation of returns pursuant to Clauses 12.1(C), 12.1(D) and 12.2(B) above as would, on a just and reasonable basis, fall to be allocated to the Filtrona Group Companies whose profits and losses are required to be included in the relevant Consolidated Return.

12.7 Bunzl shall, in addition to the foregoing provisions of this Clause 12, at the cost of Filtrona, provide such assistance as Filtrona may, on or before 31 December, 2005, reasonably require in relation to any United Kingdom Tax, including assistance in relation to any PAYE audit and the establishing of suitable VAT procedures and practices.

12.8 Bunzl shall, at the request of Filtrona, co-operate with Filtrona in connection with the determination of any Tax Liability relating to any Filtrona Group Company which is disputed by any Tax Authority where the Tax Liability relates to a period before Completion or to assets which were owned by a Filtrona Group Company at Completion except to the extent that such co-operation might prejudice the interests of Bunzl or would otherwise be onerous or unreasonable.

12.9 Filtrona shall, at the request of Bunzl, co-operate with Bunzl in connection with the determination of any Tax Liability relating to any Bunzl Group Company which is disputed by any Tax Authority where the Tax Liability relates to a period before Completion or to assets which were owned by a Bunzl Group Company at Completion except to the extent that such co-operation might prejudice the interests of Filtrona or would otherwise be onerous or unreasonable.

12.10 Nothing done by any Bunzl Group Company pursuant to this clause shall in any respect restrict or reduce any rights Bunzl may have to make a claim against Filtrona under this Deed in respect of any such Tax Liability as is mentioned in Clause 3.

12.11 Nothing done by any Filtrona Group Company pursuant to this clause shall in any respect restrict or reduce any rights Filtrona may have to make a claim against Bunzl under this Deed in respect of any such Tax Liability as is mentioned in Clause 2.

13. Relief Surrenders

13.1 Filtrona shall procure that each Filtrona Group Company:

(A) makes such Relief Surrenders (including, for the avoidance of doubt, amendments to Relief Surrenders provisionally made before Completion) to Bunzl Group Companies as Bunzl may in its sole discretion direct in writing in respect of any time prior to Completion; and

(B) accepts and pays for such Relief Surrenders (and, for the avoidance of doubt, amendments thereto) by Bunzl Group Companies as Bunzl may in its sole discretion direct in writing in respect of any time prior to Completion.

13.2 Filtrona shall be under no obligation to procure the making or acceptance of, and payment for, any Relief Surrender in accordance with the provisions of Clause 13.1 to the extent that any such surrender cannot lawfully be made.

13.3 Filtrona hereby undertakes that it will and shall procure that each of the other Filtrona Group Companies will use all reasonable endeavours to procure that full effect is given to the surrenders to be made under Clause 13.1 and that such surrenders are allowed in full by HM Revenue and Customs and (without prejudice to the generality of the foregoing) Filtrona will and shall procure that each of the other Filtrona Group Companies will sign and submit to HM Revenue and Customs all such notices of consent to surrender (including provisional or protective notices of consent in cases where any relevant Tax computation has not yet been agreed) and all such other documents and returns as may be necessary to secure that full effect is given to this Clause 13.

13.4 Bunzl hereby undertakes that it will and shall procure that each other Bunzl Group Companies will use all reasonable endeavours to procure that full effect is given to the surrenders to be made under Clause 13.1 and that such surrenders are allowed in full by HM Revenue and Customs and (without prejudice to the generality of the foregoing) Bunzl will and shall procure that each Bunzl Group Company will sign and submit to HM Revenue and Customs all such notices of consent to surrender (including provisional or protective notices of consent in cases where any relevant Tax computation has not yet been agreed) and all such other documents and returns as may be necessary to secure that full effect is given to this Clause 13.

13.5 In consideration for each surrender to be made pursuant to Clause 13.1(A), Bunzl shall procure that the Bunzl Group Company which is recipient of the relevant surrender shall pay to the Filtrona Group Company which is the surrendering company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount of the Relief surrendered. If the amount of the relevant surrender is subsequently adjusted then, in cases where the amount of Relief surrendered is increased, Bunzl shall procure that the relevant Bunzl Group Company pay to the relevant Filtrona Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount by which the Relief surrendered has been increased and, in cases where the amount of the Relief surrendered is decreased, Filtrona shall procure that the relevant Filtrona Group Company refund to the relevant Bunzl Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount by which the Relief surrendered has been decreased.

13.6 In consideration for each surrender to be made pursuant to Clause 13.1(B), Filtrona shall procure that the Filtrona Group Company which is recipient of the relevant surrender shall pay to the Bunzl Group Company which is the surrendering company an

amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount of the Relief surrendered. If the amount of the relevant surrender is subsequently adjusted then, in cases where the amount of Relief surrendered is increased, Filtrona shall procure that the relevant Filtrona Group Company pay to the relevant Bunzl Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount by which the Relief surrendered has been increased and, in cases where the amount of the Relief surrendered is decreased, Bunzl shall procure that the relevant Bunzl Group Company refund to the relevant Filtrona Group Company an amount equal to the product of the mainstream United Kingdom corporation tax rate for the accounting period to which the surrender relates (or, if more than one such rate applies to that period, the average rate for the period), expressed as a decimal, and the amount by which the Relief surrendered has been decreased.

13.7 Any sum payable under Clauses 13.5 or 13.6 shall become due and payable within 15 Business Days of demand, which demand shall not be given prior to the date on which the relevant surrender is made.

13.8 The provisions of this clause shall apply, *mutatis mutandis*, to the surrender of any relief analogous to any Relief Surrender under the provisions of any Tax legislation applicable to a jurisdiction other than the United Kingdom (including, for the avoidance of doubt, any analogous loss allocation effected through a Consolidated Return).

14. Adjustments under Schedule 28AA ICTA

14.1 If any adjustment is made pursuant to Schedule 28AA ICTA in respect of any actual provision between any Bunzl Group Company and any Filtrona Group Company made on or before Completion, then:

(A) Bunzl, where the advantaged person is a Bunzl Group Company, or Filtrona, where the advantaged person is a Filtrona Group Company, shall procure that the advantaged person pays to the disadvantaged person an amount equal to the amount (if any) by which the amount of Tax which the advantaged person is liable to pay following the application of Schedule 28AA ICTA exceeds the amount of Tax which the advantaged person would have been liable to pay if Schedule 28AA ICTA had not applied; and

(B) Filtrona, where the disadvantaged person is a Filtrona Group company, or Bunzl, where the disadvantaged person is a Bunzl Group Company, shall procure that the disadvantaged party makes (or shall make if it is the disadvantaged party) a claim pursuant for the purposes of paragraph 6 of Schedule 28AA ICTA to have its profits and losses computed for tax purposes as if the relevant arm's length provision had been made or imposed instead of the relevant actual provision.

14.2 Any payment under clause 14.1 shall be made on the later of the date falling:

(A) 3 Business Days prior to the last date on which the disadvantaged company has to have or would, but for the availability of any Relief, have to have paid Tax on its profits as adjusted by the adjustment under Schedule 28AA ICTA which has given rise to a liability to make a payment under Clause 14.1 in order to avoid incurring a liability to interest or a charge or penalty in respect of that liability; and

(B) 15 Business Days after the party which is liable to make the payment under Clause 14.1 has been notified of its liability by the Filtrona, where the disadvantaged person is a Filtrona Group Company, or Bunzl, where the disadvantaged person is a Bunzl Group Company.

14.3 For the purposes of this Clause 14, the terms "actual provision", "advantaged person" and "disadvantaged person" shall have the meanings ascribed to them in Schedule 28AA ICTA.

14.4 If:

(A) any transfer pricing adjustment is made under the provisions of any Tax legislation applicable to a jurisdiction other than the United Kingdom in relation to an arrangement made on or before Completion between any Bunzl Group Company and any Filtrona Group Company;

(B) the effect of that adjustment is to increase the liability to Tax of one party (the "first party") in relation to that arrangement and to decrease the liability to Tax of the other party (the "second party") or if the second party could, as a result of the adjustment having been made, make an election or claim which would have the effect of decreasing its liability to Tax without cost to the second party;

(C) the second party shall make such payment to the first party as it determines, acting reasonably, will leave it in no better or worse position, after-Tax, than if its liability to Tax had not been decreased as a result of the relevant adjustment.

15. Interest

15.1 Where Bunzl becomes liable to make any payment pursuant to Clause 2 or Filtrona becomes liable to make any payment pursuant to Clause 3, and any part of such payment has not been paid by the due date specified by the provisions of Clause 8, the party liable to make the payment shall pay to the Indemnified Company an amount in respect of interest on any such unpaid amounts calculated on a daily basis for the period beginning the day following the due date specified by the provisions of Clause 8 and ending with the date on which the unpaid amount is paid.

15.2 Where either party becomes liable in accordance with the provisions of Clauses 13.5 or 13.6 to make or procure payment of an amount in respect of any Relief Surrender and any part of such payment has not been paid by the date specified by the provisions of

Clause 13.7, the party liable to make or procure the payment shall pay to the surrendering company (or procure the payment to the surrendering company of) an amount in respect of interest on any such unpaid amount calculated on a daily basis for the period beginning with the day following the date specified in accordance with the provisions of Clause 13.7 and ending with the date on which the amount is paid.

15.3 Where either party becomes liable to make or procure a payment in accordance with the provisions of Clauses 14.1, the company liable to make or procure the payment shall pay to the disadvantaged company (or procure the payment to the disadvantaged company of) an amount in respect of interest on the amount of the payment required to be made and calculated on a daily basis for the period commencing on the day following the date specified by the provisions of Clause 14.2 and ending on the date on which payment is made.

15.4 The rate of interest applicable for the purposes of this Clause 15 is 2 per cent. above the base lending rate from time to time of NatWest Bank plc.

16. Notices

16.1 Any notice, disclosure, instruction or other communication given or made under this Deed shall be in writing and shall be addressed to the company secretary of the relevant party at its registered office or at the fax number provided for such purpose and, if so addressed, shall be deemed to have been duly given or made as follows:

(A) if sent by personal delivery, upon delivery at the address of the relevant party;

(B) if sent by first class post, two clear days after the date of posting;

(C) if sent by facsimile, when despatched;

PROVIDED THAT if, in accordance with the above provisions, any such notice or other communication would otherwise be deemed to be given or made outside working hours, such notice or other communication shall be deemed to be given or made at the start of the next period of working hours.

17. Miscellaneous

17.1 Except as expressly set out herein, a person who is not a party to this Deed shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

17.2 The provisions of Clauses 16 (*Further Assurance*), 19 (*Confidentiality*), 20 (*Entire Agreement*), 21 (*Notices*) and 22 (*Announcements*) of the Agreement shall apply for the purposes of this Deed as if set out herein in full *mutatis mutandis*.

18. Counterparts

18.1 This Deed may be entered into in any number of counterparts and by the parties to it on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts shall together constitute one and the same instrument.

19. Governing Law

19.1 This Deed shall be governed by and construed in all respects in accordance with English law.

IN WITNESS whereof this Deed has been entered into the day and year first above written.

IN WITNESS WHEREOF this Deed has been executed as a Deed the day and year first above mentioned

EXECUTED and DELIVERED as)
a DEED of BUNZL plc)
by the signatures of)
a director and the secretary)

EXECUTED and DELIVERED as)
a DEED of FILTRONA plc)
by the signatures of)
a director and the secretary)

CONFORMED COPY

THIS AGREEMENT is dated 3 May, 2005, and made between:

(1) Filtrona Finance Limited of Avebury House, 201-249 Avebury Boulevard, Milton Keynes, MK9 1AU (the "**Initial U.K. Borrower**");

(2) FIL Holdings Partnership c/o McSweeney Burtch & Crump, 11 South Twelfth Street, Richmond, Virginia, 23218 (the "**Initial U.S. Borrower**");

(together the "**Original Borrowers**") as original borrowers;

(3) Bunzl plc of 110 Park Street, London W1K 6NX (the "**Original Guarantor**");

(4) Lloyds TSB Capital Markets (a division of Lloyds TSB Bank plc) and The Royal Bank of Scotland plc (whether acting individually or together the "**Mandated Lead Arranger**");

(5) **THE FINANCIAL INSTITUTIONS** listed in Schedule 1 as lenders (the "**Original Lenders**"); and

(6) Lloyds TSB Capital Markets (a division of Lloyds TSB Bank plc) as agent of the other Finance Parties (the "**Agent**").

IT IS AGREED as follows:

SECTION 1: INTERPRETATION

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement:

"**Accession Letter**" means a document substantially in the form set out in Schedule 6 (Form of Accession Letter).

"**Additional Borrower**" means a company which becomes an Additional Borrower in accordance with Clause 23 (Changes to the Obligors).

"**Additional Cost Rate**" has the meaning given to it in Schedule 4 (Mandatory Cost formulae).

"**Additional Obligor**" means an Additional Borrower or the Replacement Guarantor.

"**Affiliate**" means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

"**Agent's Spot Rate of Exchange**" means the Agent's spot rate of exchange for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11:00 a.m. on a particular day.

"Authorisation" means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration.

"Availability Period" means the period from and including the date of this Agreement to and including the Termination Date.

"Available Commitment" means a Lender's Commitment minus:

(a) the Base Currency Amount of its participation in any outstanding Loans; and

(b) in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Loans that are due to be made under that Facility on or before the proposed Utilisation Date,

other than that Lender's participation in any Loans that are due to be repaid or prepaid on or before the proposed Utilisation Date.

"Available Facility" means the aggregate for the time being of each Lender's Available Commitment.

"Base Currency" means Sterling.

"Base Currency Amount" means, in relation to a Loan, the amount specified in the Utilisation Request delivered by a Borrower for that Loan (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Spot Rate of Exchange on the date the Agent receives the Utilisation Request) adjusted to reflect any repayment, prepayment, consolidation or division of the Loan.

"Borrower" means an Original Borrower or an Additional Borrower unless it has ceased to be a Borrower in accordance with Clause 23 (Changes to the Obligors) (and together **"the Borrowers"**).

"Break Costs" means the amount (if any) by which:

(a) the interest which a Lender should have received excluding the Margin for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:

(b) the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the date of receipt or recovery and ending on the last day of the current Interest Period.

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks are open for general business in London and:

(a) (in relation to any date for payment or purchase of a currency other than euro) the principal financial centre of the country of that currency; or

(b) (in relation to any date for payment or purchase of euro) any TARGET Day.

"**Code**" means the United States Internal Revenue Code of 1986 and the rules and regulations enacted thereunder.

"**Capital Reduction**" means the proposed reduction in the capital of the Replacement Guarantor to be effected no later than 12 August 2005 in accordance with the provisions of section 135 of the Companies Act 1985 in order to create distributable reserves.

"**Commitment**" means:

(a) in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Commitment" in Schedule 1 (The Original Lenders) and the amount of any other Commitment transferred to it under this Agreement; and

(b) in relation to any other Lender, the amount in the Base Currency of any Commitment transferred to it under this Agreement,

to the extent not cancelled, reduced or transferred by it under this Agreement.

"**Confidentiality Undertaking**" means a confidentiality undertaking substantially in the form set out in Schedule 8 (Form of Confidentiality Undertaking) or in any other form agreed between the Guarantor and the Agent.

"**Consolidated Net Worth**" has the meaning described in Clause 20.14(A) (Financial condition).

"**Creditors Consent Letter**" means a letter substantially in the form set out in Schedule 11;

"**Default**" means any Event of Default and any event which, with the giving of any notice, the making of any determination and/or lapse of time, would constitute an Event of Default.

"**Demerger**" means the proposed demerger by the Original Guarantor of its Filtrona businesses to be implemented by the Original Guarantor declaring a dividend in specie to its shareholders to be satisfied by the transfer of the entire issued share capital of Filtrona International Limited to the Replacement Guarantor in consideration for which the Replacement Guarantor will issue shares to the shareholders of the Original Guarantor in proportion to their respective shareholdings in the Original Guarantor.

"**Demerger Date**" means the date the Demerger becomes effective being the date the UK Listing authority announces its decision to admit the entire ordinary share capital of the Replacement Guarantor to the Official List of the UK Listing Authority.

"**Designation Agreement**" has the meaning described in Clause 23.5 (Assignments and Transfers by the Guarantor).

"**Dollars**" or "**$**" means the lawful currency for the time being of the United States of America.

"**EBITDA**" has the meaning described in Clause 20.14(A) (Financial condition);

"**Encumbrance**" means any mortgage, pledge, lien, charge, assignment by way of security, hypothecation or security interest.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as from time to time amended, and any successor statute.

"**ERISA Affiliate**" means, with respect to any person, any trade or business (whether or not incorporated) which, together with such person, is under common control as described in Section 414(c) of the Code or is a member of a controlled group, as defined in Section 414(b) of the Code, which includes such person.

"**EURIBOR**" means, in relation to any Loan in euro:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the European interbank market,

as of the Specified Time on the Quotation Day for the offering of deposits in euro for a period comparable to the Interest Period of the relevant Loan.

"**euro**" means the lawful currency for the time being of any Participating Member State.

"**Event of Default**" means any of the events specified in Clause 21.

"**Facility**" means the revolving loan facility made available under this Agreement as described in Clause 2 (The Facility).

"**Facility Office**" means the office or offices notified by a Lender to the Agent in writing on or before the date it becomes a Lender (or, following that date, by not less than five Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement, being (in the case of any Lender which is not resident for United Kingdom tax purposes in the United Kingdom) an office or offices in the United Kingdom.

"Fee Letter" means any letter or letters dated on or about the date of this Agreement between the Mandated Lead Arranger and the Initial U.K. Borrower (or the Agent and the Initial U.K. Borrower) setting out any of the fees referred to in Clause 12 (Fees).

"**Filtrona Accounts Date**" means the date on which the audited consolidated accounts of the Group are delivered to the Agent for the first time by the Replacement Guarantor (as Guarantor) pursuant to Clause 20.2(A)(i) (Information).

"Finance Document" means this Agreement, any Fee Letter, any Accession Letter, any Resignation Letter, any Designation Agreement and any other document designated as such by the Agent and the Guarantor.

"Finance Party" means the Agent, the Mandated Lead Arranger or a Lender.

"**Financial Indebtedness**" means any indebtedness incurred in respect of:

(i) moneys borrowed or raised;

(ii) any debenture, bond, note, loan stock or other security;

(iii) any acceptance or documentary credit;

(iv) the acquisition cost of property, assets or services to the extent payable after the time of acquisition or possession by the party liable where the deferred payment was arranged primarily as a method of raising finance or financing the acquisition of the property, assets or services acquired;

(v) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the net marked to market value shall be taken into account);

(vi) rental payments under leases (whether in respect of land, machinery, equipment or otherwise, but excluding operating leases) entered into primarily as a method of raising finance or financing the acquisition of the property or asset leased; and

(vii) any guarantee or indemnity in respect of Financial Indebtedness.

"**GAAP**" means generally accepted accounting principles in the United Kingdom.

"**Group**" means the Guarantor and the Relevant Subsidiaries for the time being and any other entities the accounts of which are required to be consolidated with the accounts of the Guarantor and the Relevant Subsidiaries.

"**Guarantor**" means the Original Guarantor unless it has ceased to be a Guarantor in accordance with Clause 23 (Changes to the Obligors) or the Replacement Guarantor if it has become a Guarantor pursuant to Clause 23 (Changes to the Obligors).

"**Holding Company**" has the meaning ascribed to it in section 736 of the Companies Act 1985.

"**Interest Period**" means, in relation to a Loan, each period determined in accordance with Clause 10 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with Clause 9.3 (Default interest).

"**Lender**" means:

(a) any Original Lender; and

(b) any bank, financial institution, trust, fund or other entity which has become a Party in accordance with Clause 22 (Changes to the Lenders),

which in each case has not ceased to be a Party in accordance with the terms of this Agreement.

"**LIBOR**" means, in relation to any Loan:

(a) the applicable Screen Rate; or

(b) (if no Screen Rate is available for the currency or Interest Period of that Loan) the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Agent at its request quoted by the Reference Banks to leading banks in the London interbank market,

as of the Specified Time on the Quotation Day for the offering of deposits in the currency of that Loan and for a period comparable to the Interest Period for that Loan.

"**LMA**" means the Loan Market Association.

"**Loan**" means a loan made or to be made under the Facility or the principal amount outstanding for the time being of that loan.

"**Majority Lenders**" means:

(a) if there are no Loans then outstanding, a Lender or Lenders whose Commitments aggregate more than 66 % of the Total Commitments (or, if the Total Commitments have been reduced to zero, aggregated more than 66 % of the Total Commitments immediately prior to the reduction); or

(b) at any other time, a Lender or Lenders whose participations in the Loans then outstanding aggregate more than 66 % of all the Loans then outstanding.

"**Mandatory Cost**" means the percentage rate per annum calculated by the Agent in accordance with Schedule 4 (Mandatory Cost formulae).

"**Margin**" means the percentage rate per annum determined in accordance with Clause 9.1.

"**Margin Stock**" has the meaning assigned to the term "**margin stock**" in Regulation U of the Board of Governors of the United States Federal Reserve System, as in effect from time to time.

"**Month**" means a period starting on one day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:

(a) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b) if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and

(c) if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.

The above rules will only apply to the last Month of any period.

"**Multiemployer Plan**" has the meaning assigned to that term in Section 4001(a)(3) of ERISA.

"**Obligor**" means either a person who at the relevant time is a Borrower or the Guarantor, as the context requires (together the "**Obligors**").

"**Optional Currency**" means a currency (other than the Base Currency) which complies with the conditions set out in Clause 4.3 (Conditions relating to Optional Currencies).

"**Original Group Accounts**" means the audited consolidated financial statements of the Group for the year ended 31 December, 2004.

"**Original Obligor**" means an Original Borrower or the Original Guarantor.

"**Participating Member State**" means any member state of the European Communities that adopts or has adopted the euro as its lawful currency in accordance with legislation of the European Community relating to Economic and Monetary Union.

"**Partnership Agreement**" means the Agreement of General Partnership relating to the Initial U.S. Borrower dated 24th July, 1997.

"**Party**" means a party to this Agreement.

"**PBGC**" means the Pension Benefit Guaranty Corporation created by Section 4002(a) of ERISA or any successor thereto.

"**Pension Plan**" means any plan (other than a Multiemployer Plan) described in Section 4021(a) of ERISA and not excluded pursuant to Section 4021(b) thereof, which may be, is or has been established or maintained, or to which contributions may be, are or have been made by a U.S. Borrower or any of its ERISA Affiliates or as to which a U.S. Borrower would be considered as a "**contributing sponsor**" for purposes of Title IV of ERISA at any relevant time.

"**Principal Subsidiary**" means a company which is a Relevant Subsidiary whose net tangible assets, turnover or operating profits before interest and tax, at any time, equal or exceed 10 per cent. of the net tangible assets, turnover or operating profits before interest and tax, as the case may be, of the Group at that time, and for the purposes of the above:

(i) the net tangible assets, turnover and operating profits before interest and tax of the Subsidiary shall be ascertained by reference to:

  (a) the accounts (consolidated in the case of a company which itself has Subsidiaries and which, in the normal course, prepares consolidated accounts) of the Subsidiary based upon which the latest audited consolidated accounts of the Group have been made up; or

  (b) if the company becomes a Subsidiary after the end of the financial period to which the latest audited consolidated accounts of the Group relate, the latest accounts (consolidated in the case of a company which itself has Subsidiaries and which, in the normal course, prepares consolidated accounts) of the Subsidiary; and

(ii) the net tangible assets, turnover and operating profits before interest and tax of the Group shall be ascertained by reference to the latest audited consolidated accounts of the Group, adjusted (where appropriate) to reflect the net tangible assets, turnover and operating profits before interest and tax of any company subsequently acquired or disposed of.

"**Qualifying Lender**" has the meaning given to it in Clause 13 (Tax gross-up).

"**Quotation Day**" means, unless the Agent determines otherwise, in relation to any period for which an interest rate is to be determined:

(a) (if the currency is Sterling) the first day of that period;

(b) (if the currency is euro) two TARGET Days before the first day of that period; or

(c) (for any other currency) two Business Days before the first day of that period,

unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one day, the Quotation Day will be the last of those days).

"**Reference Banks**" means, in relation to LIBOR, EURIBOR and Mandatory Cost the principal London offices of Bank of America, N.A., BNP Paribas and The Royal Bank of Scotland plc or such other banks as may be appointed by the Agent in consultation with the Guarantor.

"**Relevant Interbank Market**" means in relation to euro, the European interbank market and, in relation to any other currency, the London interbank market.

"**Relevant Subsidiary**" means a Subsidiary of the Guarantor.

"**Repayment Date**" means the date for repayment of a Loan as set out in Clause 7.1.

"**Replacement Guarantor**" means Filtrona plc.

"**Repeating Representations**" means each of the representations set out in Clause 19.1(A) to (G), (I) and (K) to (M).

"**Reportable Event**" means a "**reportable event**" described in Section 4043(b) of ERISA or in the regulations thereunder notice of which to PBGC is required within 30 days after the occurrence thereof, or receipt of a notice of withdrawal liability with respect to a Multiemployer Plan pursuant to Section 4204 of ERISA.

"**Resignation Letter**" means a letter substantially in the form set out in Schedule 7 (Form of Resignation Letter).

"**Rollover Loan**" means one or more Loans:

(a) made or to be made on the same day that a maturing Loan is due to be repaid;

(b) the aggregate amount of which is equal to or less than the maturing Loan;

(c) in the same currency as the maturing Loan (unless it arose as a result of the operation of Clause 6.2 (Unavailability of a currency)); and

(d) made or to be made to the same Borrower for the purpose of refinancing a maturing Loan.

"**Screen Rate**" means:

(a) in relation to LIBOR, the British Bankers Association Interest Settlement Rate for the relevant currency and period; and

(b) in relation to EURIBOR, the percentage rate per annum determined by the Banking Federation of the European Union for the relevant period,

displayed on the appropriate page of the Telerate screen. If the agreed page is replaced or service ceases to be available, the Agent may specify another page or service displaying the appropriate rate after consultation with the Guarantor and the Lenders.

"**Specified Time**" means a time determined in accordance with Schedule 9 (*Timetables*).

"**Sterling**" or "**£**" means the lawful currency for the time being of the United Kingdom.

"**Subsidiary**" means a subsidiary within the meaning of section 736 of the Companies Act 1985 and includes, in respect of any person, any partnership or joint venture if more than a 50% interest in the profits or capital thereof is owned by such person or one or more of its Subsidiaries or such person and one or more of its Subsidiaries.

"**TARGET**" means Trans-European Automated Real-time Gross Settlement Express Transfer payment system.

"**TARGET Day**" means any day on which TARGET is open for the settlement of payments in euro.

"**Tax**" means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

"**Taxes Act**" means the Income and Corporation Taxes Act 1988.

"**Termination Date**" means the date falling 5 years from the date of this Agreement.

"**Termination Event**" means (i) a Reportable Event with respect to any Pension Plan, or (ii) the withdrawal of a U.S. Borrower or any of its ERISA Affiliates from a Pension Plan during a plan year in which it was a "**substantial employer**" as defined in Section 4001(a)(2) of ERISA, or (iii) the filing of a notice of intent to terminate a Pension Plan (including any such notice with respect to a Pension Plan amendment referred to in Section 4041(e) of ERISA), or (iv) the institution of proceedings to terminate a Pension Plan by the PBGC, or (v) any other event or condition which, to the best knowledge of a U.S. Borrower, would constitute grounds under Section 4042(a) of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan.

"**Total Commitments**" means the aggregate of the Commitments, being £215,000,000 at the date of this Agreement.

"**Total Consolidated Net Borrowings**" has the meaning set out in Clause 20.14(A) (Financial condition).

"Transfer Certificate" means a certificate substantially in the form set out in Schedule 5 (Form of Transfer Certificate) or any other form agreed between the Agent and the Guarantor.

"Transfer Date" means, in relation to a transfer, the later of:

(a) the proposed Transfer Date specified in the Transfer Certificate; and

(b) the date on which the Agent executes the Transfer Certificate.

"**U.K. Borrower**" means any Borrower which is incorporated in England and Wales.

"**U.S. Borrower**" means any Borrower which is organised under the laws of the United States.

"**United States**" means the United States of America (including the States and the District of Columbia)

"Unpaid Sum" means any sum due and payable but unpaid by an Obligor under the Finance Documents.

"Utilisation" means a utilisation of the Facility.

"Utilisation Date" means the date of a Utilisation, being the date on which a Loan is to be made.

"Utilisation Request" means a notice substantially in the form set out in Schedule 3 (*Requests*).

"VAT" means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature.

1.2 Construction

(A) Unless a contrary indication appears, any reference in this Agreement to:

(i) the **"Agent"**, any **"Finance Party"**, any **"Lender"**, the "**Mandated Lead Arranger**", any **"Obligor"** or any **"Party"** shall be construed so as to include its successors in title, permitted assigns and permitted transferees;

(ii) **"assets"** includes present and future properties, revenues and rights of every description;

(iii) a **"Finance Document"** or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended or novated;

(iv) "**indebtedness**" includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(v) a "**person**" includes any person, firm, company, corporation, government, state or agency of a state or any association, trust or partnership (whether or not having separate legal personality) or two or more of the foregoing;

(vi) a "**regulation**" includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority or organisation;

(vii) a provision of law is a reference to that provision as amended or re-enacted; and

(viii) a time of day is a reference to London time.

(B) Section, Clause and Schedule headings are for ease of reference only.

(C) Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(D) A Default (other than an Event of Default) is "continuing" if it has not been remedied or waived and an Event of Default is "continuing" if it has not been remedied or waived.

1.3 Third Party Rights

A person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

SECTION 2: THE FACILITY

2. THE FACILITY

2.1 The Facility

Subject to the terms of this Agreement, the Lenders make available to the Borrowers a five-year multicurrency revolving credit facility in an aggregate amount equal to the Total Commitments.

2.2 Finance Parties' rights and obligations

(A) The obligations of each Finance Party under the Finance Documents are several. Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents. No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(B) The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(C) A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.

3. PURPOSE

3.1 Purpose

Each Borrower shall apply all amounts borrowed by it under the Facility towards the general corporate purposes of the Group including, without limitation, the re-financing of existing indebtedness, the financing of acquisitions and as a back-up for commercial paper facilities.

3.2 Monitoring

No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.

4. CONDITIONS OF UTILISATION

4.1 Initial conditions precedent

No Borrower may deliver a Utilisation Request unless the Agent has received all of the documents and other evidence listed in Part I of Schedule 2 (Conditions precedent) in form and substance satisfactory to the Agent. The Agent shall notify the Guarantor and the Lenders promptly upon being so satisfied.

4.2 Further conditions precedent

The Lenders will only be obliged to comply with Clause 5.4 (Lenders' participation) if on the date of the Utilisation Request and on the proposed Utilisation Date:

(A) in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed Loan and, in the case of any other Loan, no Default is continuing or would result from the proposed Loan;

(B) the Repeating Representations to be made by each Obligor are true in all material respects; and

(C) in the case where the date of the Utilisation Request or the proposed Utilisation Date falls after the Filtrona Accounts Date, the representation set out in Clause 19.3 (Subsequent Representation) is true in all material respects.

4.3 Conditions relating to Optional Currencies

(A) A currency will constitute an Optional Currency in relation to a Loan if:

(i) it is readily available in the amount required and freely convertible into the Base Currency in the Relevant Interbank Market on the Quotation Day and the Utilisation Date for that Loan; and

(ii) it is euro or Dollars or has been approved by the Agent (acting on the instructions of all the Lenders) on or prior to receipt by the Agent of the relevant Utilisation Request for that Loan.

(B) If the Agent has received a written request from the Guarantor for a currency to be approved under paragraph (A)(ii) above, the Agent will confirm to the Guarantor by the Specified Time:

(i) whether or not the Lenders have granted their approval; and

(ii) if approval has been granted, the minimum amount (and, if required, integral multiples) for any subsequent Utilisation in that currency.

4.4 Maximum number of Loans

(A) A Borrower may not deliver a Utilisation Request if as a result of the proposed Utilisation 15 or more Loans would be outstanding.

(B) Any Loan made by a single Lender under Clause 6.2 (Unavailability of a currency) shall not be taken into account in this Clause 4.4.

SECTION 3:
UTILISATION

5. UTILISATION

5.1 Delivery of a Utilisation Request

A Borrower may utilise the Facility by delivery to the Agent of a duly completed Utilisation Request not later than the Specified Time.

5.2 Completion of a Utilisation Request

(A) Each Utilisation Request is irrevocable and will not be regarded as having been duly completed unless:

(i) the proposed Utilisation Date is a Business Day within the Availability Period;

(ii) the currency and amount of the Utilisation comply with Clause 5.3 (Currency and amount); and

(iii) the proposed Interest Period complies with Clause 10 (Interest Periods).

(B) Only one Loan may be requested in each Utilisation Request.

5.3 Currency and amount

(A) The currency specified in a Utilisation Request must be the Base Currency or an Optional Currency.

(B) The amount of the proposed Loan must be:

(i) if the currency selected is the Base Currency, a minimum of £1,000,000 or, if less, the Available Facility; or

(ii) if the currency selected is euro, a minimum of €1,000,000 or, if less, the Available Facility and if the currency selected is Dollars, a minimum of $1,000,000 Dollars or, if less, the Available Facility; or

(iii) if the currency selected is an Optional Currency other than euro or Dollars, the minimum amount (and, if required, integral multiple) specified by the Agent pursuant to paragraph (B)(ii) of Clause 4.3 (Conditions relating to Optional Currencies) or, if less, the Available Facility; and

(iv) in any event such that its Base Currency Amount is less than or equal to the Available Facility.

5.4 Lenders' participation

(A) If the conditions set out in this Agreement have been met, each Lender shall make its participation in each Loan available by the Utilisation Date through its Facility Office.

(B) The amount of each Lender's participation in each Loan will be equal to the proportion borne by its Available Commitment to the Available Facility immediately prior to making the Loan.

(C) The Agent shall determine the Base Currency Amount of each Loan which is to be made in an Optional Currency and shall notify each Lender of the amount, currency and the Base Currency Amount of each Loan and the amount of its participation in that Loan, in each case by the Specified Time.

6. OPTIONAL CURRENCIES

6.1 Selection of currency

A Borrower shall select the currency of a Loan in a Utilisation Request.

6.2 Unavailability of a currency

If before the Specified Time on any Quotation Day:

(a) a Lender notifies the Agent that the Optional Currency requested is not readily available to it in the amount required; or

(b) a Lender notifies the Agent that compliance with its obligation to participate in a Loan in the proposed Optional Currency would contravene a law or regulation applicable to it,

the Agent will give notice to the relevant Borrower to that effect by the Specified Time on that day. In this event, any Lender that gives notice pursuant to this Clause 6.2 will be required to participate in the Loan in the Base Currency (in an amount equal to that Lender's proportion of the Base Currency Amount or, in respect of a Rollover Loan, an amount equal to that Lender's proportion of the Base Currency Amount of the Rollover Loan that is due to be made) and its participation will be treated as a separate Loan denominated in the Base Currency during that Interest Period.

6.3 Participation in a Loan

Each Lender's participation in a Loan will be determined in accordance with paragraph (B) of Clause 5.4 (Lenders' participation).

SECTION 4:
REPAYMENT, PREPAYMENT AND CANCELLATION

7. REPAYMENT

7.1 Repayment of Loans

Each Borrower which has drawn a Loan shall repay that Loan on the last day of its Interest Period.

8. PREPAYMENT AND CANCELLATION

8.1 Illegality

If it becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund or maintain its participation in any Loan:

(a) that Lender shall promptly notify the Agent upon becoming aware of that event;

(b) upon the Agent notifying the Guarantor, the Commitment of that Lender will be immediately cancelled; and

(c) each Borrower shall repay that Lender's participation in the Loans made to that Borrower on the last day of the Interest Period for each Loan occurring after the Agent has notified the Guarantor or, if earlier, the date specified by the Lender in the notice delivered to the Agent (being no earlier than the last day of any applicable grace period permitted by law).

8.2 Change of control

(A) If any person or group of persons acting in concert gains control of the Guarantor (other than in connection with the Demerger), the Guarantor shall promptly notify the Agent upon becoming aware of that event. The Lenders shall then negotiate in good faith with the Guarantor for a period of 30 days (the "**negotiation period**") following this notification. These negotiations shall be with a view to determining whether the Facility can continue to be made available. During the negotiation period a Lender shall not be obliged to fund a Utilisation (except for a Rollover Loan). If the Lenders and the Guarantor do not agree a means of continuing the Facility within the negotiation period and if the Majority Lenders so require, the Agent shall, by not less than 30 days notice to the Guarantor, cancel the Facility and declare all outstanding Loans, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Facility will be cancelled and all such outstanding amounts will become immediately due and payable.

(B) For the purpose of paragraph (A) above "**control**" is defined in Section 416 of the Income and Corporation Taxes Act 1988.

(C) For the purpose of paragraph (A) above "**acting in concert**" is defined in the City Code on Takeovers and Mergers.

8.3 Mandatory Prepayment – Demerger

(A) The Guarantor shall promptly notify the Agent if the Demerger has not occurred on or before 30 June, 2005.

(B) After notification under paragraph (A) above, the Lenders shall then negotiate in good faith with the Guarantor for a period of 30 days (the "**demerger negotiation period**") following this notification. These negotiations shall be with a view to determining whether the Facility can continue to be made available. If the Lenders and the Guarantor do not agree a means of continuing the Facility within the demerger negotiation period and if the Majority Lenders so require, the Agent shall, by not less than 30 days notice to the Guarantor, cancel the Facility whereupon the Facility will be cancelled. This cancellation will not require any payment or repayment due under this Agreement to become due on an earlier date.

8.4 Voluntary cancellation

The Guarantor may, if it gives the Agent not less than 2 Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of £1,000,000) of an Available Facility. Any cancellation under this Clause 8.4 shall reduce the Commitments of the Lenders rateably.

8.5 Voluntary Prepayment of Loans

The Borrower to which a Loan has been made may, if it gives the Agent not less than 2 Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of that Loan (as the case may be) (but if in part, being an amount that reduces the Base Currency Amount of the Loan by a minimum amount of £1,000,000).

8.6 Right of repayment and cancellation in relation to a single Lender

(A) If:

(i) any sum payable to any Lender by an Obligor is required to be increased under Clause 13.2 (Tax gross-up); or

(ii) any Lender claims indemnification from the Initial U.K. Borrower under Clause 14.1 (Increased costs);

the Guarantor may, whilst the circumstance giving rise to the requirement or indemnification continues, give the Agent notice of cancellation of the Commitment of that Lender and its intention to procure the repayment of that Lender's participation in the Loans.

(B) On receipt of a notice referred to in paragraph (A) above, the Commitment of that Lender shall immediately be reduced to zero.

(C) On the last day of each Interest Period which ends after the Guarantor has given notice under paragraph (A) above (or, if earlier, the date specified by the Guarantor in that notice), each Borrower to which a Loan is outstanding shall repay that Lender's participation in that Loan.

8.7 Restrictions

(A) Any notice of cancellation or prepayment given by any Party under this Clause 8 shall be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.

(B) Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

(C) Unless a contrary indication appears in this Agreement, any part of the Facility which is prepaid may be reborrowed in accordance with the terms of this Agreement.

(D) The Borrowers shall not repay or prepay all or any part of the Loans or cancel all or any part of the Commitments except at the times and in the manner expressly provided for in this Agreement.

(E) No amount of the Total Commitments cancelled under this Agreement may be subsequently reinstated.

(F) If the Agent receives a notice under this Clause 8 it shall promptly forward a copy of that notice to either the Guarantor or the affected Lender, as appropriate.

SECTION 5:
COSTS OF UTILISATION

9. INTEREST

9.1 Calculation of interest

(A) The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:

(i) Margin;

(ii) LIBOR or, in relation to any Loan in euro, EURIBOR; and

(iii) Mandatory Cost, if any.

(B) The Margin will be determined by reference to the ratio of Total Consolidated Net Borrowings to EBITDA as set out in the table below:

Ratio of Total Consolidated Net Borrowings to EBITDA	**Margin**
Less than or equal to 1.0	0.375%
Greater than 1.0 and less than or equal to 1.5	0.400%
Greater than 1.5 and less than or equal to 2.0	0.425%
Greater than 2.0 and less than or equal to 2.5	0.475%
Greater than 2.5	0.550%

(C) The applicable Margin will be initially calculated by reference to the Original Group Accounts and will be recalculated thereafter upon delivery to the Agent of the Group's half year unaudited consolidated accounts together with the certificate referred to in Clause 20.2(D) and the Group's published audited consolidated accounts for each financial year together with the certificate referred to in Clause 20.2(C).

(D) For the purposes of this Clause 9.1 EBITDA will be determined on a proforma basis over a twelve month period ending on either the Group's half year or financial year end as relevant and will include:

(i) acquisitions and disposals occurring within that twelve month period so that they are deemed to have been made at the beginning of such financial twelve month period; and

(ii) the EBITDA of any acquired assets which are still held by any member of the Group at the end of each twelve month period but are not consolidated in the Group's half year unaudited consolidated accounts or the Group's published audited consolidated accounts for each financial year as if those assets had been included in those consolidated accounts.

(E) Notwithstanding sub-paragraphs (B), (C) and (D) above, if the Guarantor fails to deliver to the Agent either its half year unaudited consolidated accounts together with the certificate referred to in Clause 20.2(D) or audited consolidated accounts for a particular financial year together with the certificate referred to in Clause 20.2(C) when required under the terms of this Agreement, the applicable Margin will be applied as if the ratio of Total Consolidated Net Borrowings to EBITDA is greater than 2.5 until the date on which the Guarantor delivers either its half-year unaudited consolidated accounts or its audited consolidated accounts for that financial year.

(F) The Margin for a Loan may vary during its Interest Period in accordance with paragraph (B) above and any change in the Margin effected pursuant to the operation of paragraph (B) shall take effect as from (and including) the date 5 Business Days after the delivery of either its half year unaudited consolidated accounts together with the certificate referred to in Clause 20.2(D) or its audited consolidated accounts for a particular financial year together with the certificate referred to in Clause 20.2(C), whichever is relevant.

9.2 Payment of interest

The Borrower to which a Loan has been made shall pay accrued interest on that Loan on the last day of each Interest Period (and, if the Interest Period is longer than six Months, on the dates falling at six-monthly intervals after the first day of the Interest Period).

9.3 Default interest

(A) If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (B) below, is 1 per cent higher than the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Agent (acting reasonably). Any interest accruing under this Clause 9.3 shall be immediately payable by the Obligor on demand by the Agent.

(B) If any overdue amount consists of all or part of a Loan which became due on a day which was not the last day of an Interest Period relating to that Loan:

(i) the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Loan; and

(ii) the rate of interest applying to the overdue amount during that first Interest Period shall be 1 per cent. higher than the rate which would have applied if the overdue amount had not become due.

(C) Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

9.4 Notification of rates of interest

The Agent shall promptly notify the Lenders and the relevant Borrower of the determination of a rate of interest under this Agreement.

10. INTEREST PERIODS

10.1 Selection of Interest Periods

(A) A Borrower (or the Guarantor on behalf of a Borrower) may select an Interest Period for a Loan in the Utilisation Request for that Loan.

(B) Subject to this Clause 10, a Borrower (or the Guarantor) may select an Interest Period of one, two, three, six or, subject to the consent of the Majority Lenders, twelve Months or any other period agreed between the Guarantor and the Agent (acting on the instructions of all the Lenders).

(C) An Interest Period for a Loan shall not extend beyond the Termination Date.

(D) Each Interest Period shall start on the Utilisation Date.

(E) A Loan has one Interest Period only.

10.2 Non-Business Days

If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).

11. CHANGES TO THE CALCULATION OF INTEREST

11.1 Absence of quotations

Subject to Clause 11.2 (Market disruption), if LIBOR or, if applicable, EURIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR or EURIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.

11.2 Market disruption

(A) If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the rate per annum which is the sum of:

(i) the Margin;

(ii) the rate notified to the Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select; and

(iii) the Mandatory Cost, if any, applicable to that Lender's participation in the Loan.

(B) In this Agreement "**Market Disruption Event**" means:

(i) at or about noon on the Quotation Day for the relevant Interest Period the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Agent to determine LIBOR or, if applicable, EURIBOR for the relevant currency and Interest Period; or

(ii) before close of business in London on the Quotation Day for the relevant Interest Period, the Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed 50 per cent. of that Loan) that the cost to it of obtaining matching deposits in the Relevant Interbank Market would be in excess of LIBOR or, if applicable, EURIBOR.

11.3 Alternative basis of interest or funding

(A) If a Market Disruption Event occurs and the Agent or the Guarantor so requires, the Agent and the Guarantor shall enter into negotiations (for a period of not more than thirty days) with a view to agreeing a substitute basis for determining the rate of interest.

(B) Any alternative basis agreed pursuant to paragraph (A) above shall, with the prior consent of all the Lenders and the Guarantor, be binding on all Parties.

11.4 Break Costs

(A) Each Borrower shall, within five Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(B) Each Lender shall, as soon as reasonably practicable after a demand by the Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.

12. FEES

12.1 Commitment fee

(A) The Initial U.K. Borrower shall pay to the Agent (for the account of each Lender) a fee in the Base Currency computed at the rate of 30 per cent. per annum of the Margin applicable to the Facility (as adjusted in accordance with Clause 9 from time to time) on that Lender's Available Commitment for the Availability Period.

(B) The accrued commitment fee shall be payable semi-annually in arrear on 30th June and 31st December in each calendar year or, if earlier, the Termination Date.

12.2 Participation fee

The Initial U.K. Borrower shall pay to the Agent (for the account of each Original Lender) within 3 Business Days of the Demerger Date a participation fee in the Base Currency computed at the rate of 0.15 per cent. of that Original Lender's Commitment.

12.3 Agency fee

The Initial U.K. Borrower shall pay to the Agent (for its own account) an agency fee in the amount and at the times agreed in a Fee Letter.

SECTION 6:
ADDITIONAL PAYMENT OBLIGATIONS

13. TAX GROSS UP

13.1 Definitions

(A) In this Agreement:

"**Qualifying Lender**" means a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a Finance Document and is a Lender:

(i) which is a bank (as defined for the purpose of section 349 of the Taxes Act) making an advance under a Finance Document; or

(ii) in respect of an advance made under a Finance Document by a person that was a bank (as defined for the purpose of section 349 of the Taxes Act) at the time that that advance was made,

and which is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance.

"**Tax Credit**" means a credit against, relief or remission for, or repayment of any Tax.

"**Tax Deduction**" means a deduction or withholding for or on account of Tax from a payment under a Finance Document.

"**Tax Payment**" means the increase in a payment made by an Obligor to a Finance Party under Clause 13.2 (Tax gross-up).

(B) Unless a contrary indication appears, in this Clause 13 a reference to "determines" or "determined" means a determination made in the absolute discretion of the person making the determination.

13.2 Tax gross-up

(A) Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.

(B) The Guarantor shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Agent accordingly.

(C) Each Lender confirms that it is a Qualifying Lender. This confirmation is given as at the date of this Agreement. In the case of a Lender becoming a Lender by novation or assignment, this confirmation is instead deemed to be given on the date of the novation or assignment. Each Lender undertakes to notify the Agent and the Guarantor promptly if it ceases to be a Qualifying Lender. If the Agent

receives such notification from a Lender it shall promptly notify the Guarantor and that Obligor.

(D) If a Tax Deduction is required by law to be made by any U.K. Borrower or the Guarantor in respect of any Taxes imposed by the United Kingdom government or any authority or agency of the United Kingdom having power to impose Taxes, the amount of the payment due from that U.K. Borrower or the Guarantor, as the case may be, shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(E) A U.K. Borrower or, as the case may be, the Guarantor is not required to make an increased payment to a Lender under paragraph (D) above for a Tax Deduction in respect of Tax imposed by the United Kingdom from a payment of interest on a Loan, if on the date on which the payment falls due the payment could have been made to the relevant Lender without a Tax Deduction if it was a Qualifying Lender, but on that date that Lender is not or has ceased to be a Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or tax treaty, or any published practice or concession of any relevant taxing authority.

(F) If a Tax Deduction is required by law to be made by any U.S. Borrower under this Agreement in respect of any Taxes imposed by the United States government, or any political subdivision or taxing authority thereof or therein, having power to impose Taxes, such U.S. Borrower shall pay such additional amounts as may be necessary to ensure that the relevant Lender receives a net amount equal to the full amount which it would have received had payment not been made subject to Taxes, Provided that:-

(i) if on the date of this Agreement the relevant Lender would have been entitled to submit a Form W8 BEN of the United States Internal Revenue Service ("**Form W8-BEN**" or such successor form as shall be adopted from time to time by the United States Internal Revenue Service) claiming only a reduction in withholding tax rate (rather than a complete exemption from withholding taxes) on amounts payable to it under this Agreement by a U.S. Borrower, and hereafter there is an increase in the rate of such withholding tax which is applicable to any payment to that Lender then, after such increase, a U.S. Borrower shall pay only such additional amounts as may be necessary to ensure that such Lender receives a net amount equal to the full amount which that Lender would have received had payment continued to be subject to the same withholding tax rate that would have applied pursuant to such Form W8-BEN as of the date of this Agreement; and

(ii) a U.S. Borrower shall not be required to pay any additional amount pursuant to this paragraph (F) with respect to a sum payable by it pursuant to this Agreement to the relevant Lender if that Lender (I) on

the date of this Agreement either (X) would not have been entitled to submit a Form W8-BEN (relating to the Lender and claiming a complete exemption from withholding on such sum payable to it by a U.S. Borrower pursuant to this Agreement) or a Form W8 ECI of the United States Internal Revenue Service ("**Form W8-ECI**" or such successor form as shall be adopted from time to time by the United States Internal Revenue Service) (relating to such sum payable to it pursuant to this Agreement) with respect to such sum payable or (Y) is a United States person (as such term is defined in Section 7701(a)(30) of the Code), or (II) has failed to submit any form, certificate or other information with respect to such sum payable that it was required to file pursuant to paragraph (G) below and is entitled to file under applicable law.

(G) Unless it is a United States person (as such term is defined in Section 7701(a)(30) of the Code), each Lender shall (if and to the extent that it is entitled to do so under applicable law) submit in duplicate (I) to the Initial U.S. Borrower on or prior to the date hereof and (II) to each Additional Borrower which is a U.S. Borrower within 5 days after the date of the relevant Accession Letter and in either case, prior to the date of the first payment by such U.S. Borrower to such Lender, duly completed and signed copies of either Form W8-BEN (relating to the Lender and claiming complete or partial exemption from withholding on all amounts (to which such withholding would otherwise apply) to be received by the Lender including fees, from such U.S. Borrower pursuant to this Agreement) as a result of a tax treaty concluded with the United States or Form W8-ECI (relating to all amounts (to which such withholding would otherwise apply) to be received by the Lender, including fees, from such U.S. Borrower pursuant to this Agreement). In addition and from time to time each Lender shall (if and to the extent that it is entitled to do so under applicable law) submit to each U.S. Borrower such additional duly completed and signed copies of one or the other of such Forms (or such successor forms as shall be adopted from time to time by the relevant United States taxation authorities) and any additional information as may be required under then current United States law or regulations to claim the inapplicability of, or exemption or partial exemption from, United States withholding (including backup withholdings) taxes on payments in respect of all amounts (to which such withholding would otherwise apply) to be received by the Lender including fees, from such U.S. Borrower pursuant to this Agreement.

(H) If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(I) Within thirty days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.

13.3 Tax Credit

If an Obligor makes a Tax Payment and the relevant Finance Party determines that:

(A) a Tax Credit is attributable either to an increased payment of which that Tax Payment forms part, or to that Tax Payment; and

(B) that Finance Party has obtained, utilised and retained that Tax Credit,

the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.

13.4 Stamp taxes

The Initial U.K. Borrower shall pay and, within three Business Days of demand, indemnify each Finance Party against any cost, loss or liability that Finance Party incurs in relation to all stamp duty, registration and other similar Taxes payable in the United Kingdom or the United States in respect of any Finance Document other than in respect of an assignment or transfer of rights or obligations under a Finance Document by or to a Finance Party.

13.5 Value added tax

(A) All consideration expressed to be payable under a Finance Document by any Party to a Finance Party shall be deemed to be exclusive of any VAT. If VAT is chargeable on any supply made by any Finance Party to any Party in connection with a Finance Document, that Party shall pay to the Finance Party (in addition to and at the same time as paying the consideration) an amount equal to the amount of the VAT against delivery of an appropriate VAT invoice.

(B) Where a Finance Document requires any Party to reimburse a Finance Party for any costs or expenses, that Party shall also at the same time pay and indemnify the Finance Party against all amounts in respect of VAT incurred by the Finance Party in respect of the costs or expenses to the extent that the Finance Party reasonably determines that neither it nor any other member of any VAT group of which it is a member is entitled to credit or repayment of those amounts.

14. INCREASED COSTS

14.1 Increased costs

(A) Subject to Clause 14.3 (Exceptions) the Initial U.K. Borrower shall, within fourteen Business Days of a demand by the Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement.

(B) In this Agreement "Increased Costs" means:

(i) a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;

(ii) an additional or increased cost; or

(iii) a reduction of any amount due and payable under any Finance Document,

which is incurred or suffered by a Finance Party or any of its Affiliates to the extent that it is attributable to that Finance Party having entered into its Commitment or funding or performing its obligations under any Finance Document and does not constitute a liability or an increased liability to Tax incurred by any Finance Party or any of its Affiliates.

14.2 Increased cost claims

(A) A Finance Party intending to make a claim pursuant to Clause 14.1 (Increased costs) shall notify the Agent of the event giving rise to the claim, following which the Agent shall promptly notify the Initial U.K. Borrower.

(B) Each Finance Party shall, as soon as practicable after a demand by the Agent, provide a certificate confirming the amount of its Increased Costs.

14.3 Exceptions

(A) Clause 14.1 (Increased costs) does not apply to the extent any Increased Cost is:

(i) attributable to a Tax Deduction required by law to be made by an Obligor;

(ii) compensated for by the payment of the Mandatory Cost; or

(iii) attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.

(B) In this Clause 14.3, the reference to a "Tax Deduction" has the same meaning given to the term in Clause 13.1 (Definitions).

15. OTHER INDEMNITIES

15.1 Currency indemnity

(A) If any sum due from an Obligor under the Finance Documents (a "**Sum**"), or any order, judgment or award given or made in relation to a Sum, has to be

converted from the currency (the "**First Currency**") in which that Sum is payable into another currency (the "**Second Currency**") for the purpose of:

(i) making or filing a claim or proof against that Obligor;

(ii) obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings,

that Obligor shall as an independent obligation, within five Business Days of demand, indemnify each Finance Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.

(B) Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.

15.2 Other indemnities

The Initial U.K. Borrower shall, within five Business Days of demand, indemnify each Finance Party against any cost, loss or liability incurred by that Finance Party as a result of:

(A) the occurrence of any Event of Default;

(B) a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of Clause 26 (Sharing among the Finance Parties);

(C) funding, or making arrangements to fund, its participation in a Loan requested by a Borrower in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(D) a Loan (or part of a Loan) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Guarantor.

15.3 Indemnity to the Agent

The Initial U.K. Borrower shall promptly indemnify the Agent against any cost, loss or liability incurred by the Agent (acting reasonably) as a result of:

(A) investigating any event which it reasonably believes is a Default; or

(B) acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised.

16. MITIGATION BY THE LENDERS

16.1 Mitigation

(A) Each Finance Party shall, in consultation with the Guarantor, take all reasonable steps to mitigate any circumstances which arise and which would result in any amount becoming payable under or pursuant to, or cancelled pursuant to, any of Clause 8.1 (Illegality), Clause 13 (Tax gross-up), Clause 14 (Increased costs) or paragraph 3 of Schedule 4 (Mandatory Cost formulae) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(B) Paragraph (A) above does not in any way limit the obligations of any Obligor under the Finance Documents.

16.2 Limitation of liability

(A) The Initial U.K. Borrower shall indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under Clause 16.1 (Mitigation).

(B) A Finance Party is not obliged to take any steps under Clause 16.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.

17. COSTS AND EXPENSES

17.1 Transaction expenses

The Initial U.K. Borrower shall within thirty Business Days of demand pay the Agent and the Mandated Lead Arranger the amount of all agreed costs and expenses (including legal fees) reasonably incurred by any of them in connection with the negotiation, preparation, printing, execution of:

(A) this Agreement and any other documents referred to in this Agreement; and

(B) any other Finance Documents executed after the date of this Agreement.

17.2 Amendment costs

If (a) an Obligor requests an amendment, waiver or consent or (b) an amendment is required pursuant to Clause 27.9 (Change of currency), the Initial U.K. Borrower shall, within thirty Business Days of demand, reimburse the Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Agent in responding to, evaluating, negotiating or complying with that request or requirement.

17.3 Enforcement costs

The Initial U.K. Borrower shall, within fourteen Business Days of demand, pay to each Finance Party the amount of all costs and expenses (including legal fees) incurred by that Finance Party in connection with the enforcement of, or the preservation of any rights under, any Finance Document.

SECTION 7:
GUARANTEE

18. GUARANTEE AND INDEMNITY

18.1 Guarantee

In consideration of the Finance Parties, at the request of the Original Borrowers and the Guarantor, entering into this Agreement or for other sufficient consideration (receipt whereof the Guarantor acknowledges), the Guarantor irrevocably and unconditionally:-

(A) guarantees to each Finance Party, as principal obligor and not merely as surety, prompt performance by the Borrowers of all their respective obligations under this Agreement and the payment of all sums payable now or in the future to the Finance Parties by the Borrowers under or in connection with this Agreement when and as they become due; and

(B) undertakes with the Finance Parties that if and whenever any Borrower is in default in the payment of any amount under or in connection with this Agreement, the Guarantor shall forthwith on demand by the Finance Parties pay the amount as if the Guarantor instead of such Borrower were expressed to be the principal obligor, together with interest on the amount at the rate per annum from time to time payable by such Borrower on the amount from the date when it becomes payable by the Guarantor until payment of it in full.

18.2 Continuing guarantee

This guarantee is a continuing guarantee and shall extend to the ultimate balance of all sums payable by the Borrowers under this Agreement.

18.3 Reinstatement

Where any discharge (whether in respect of the obligations of any Borrower or any security for those obligations or otherwise) is made in whole or in part or any arrangement is made on the faith of any payment, security or other disposition which is avoided or must be repaid on bankruptcy, liquidation or otherwise without limitation, the liability of the Guarantor under this guarantee shall continue as if the discharge or arrangement, as the case may be, had not occurred. The Finance Parties are entitled to concede or compromise any claim that any payment, security or other disposition is liable to avoidance or repayment.

18.4 Waiver of defences

The obligations of the Guarantor under this Clause 18 shall not be affected by any act, omission, matter or thing which, but for this provision, might operate to release or otherwise exonerate it from its obligations under this Clause 18 in whole or in part, including without limitation and whether or not known to it or any Finance Party:

(A) any time or waiver granted to or composition with the Borrowers or any of them or any other person; or

(B) the taking, variation, compromise, renewal or release of or refusal or neglect to perfect or enforce any rights, remedies or securities against the Borrowers or any of them or any other person; or

(C) any legal limitation, disability, incapacity or other circumstances relating to the Borrowers or any of them or any other person; or

(D) any variation of this Agreement or any other document or security so that references to this Agreement in this Clause 18 shall include each variation (including without limitation any substitute basis agreed under Clause 11.3); or

(E) any unenforceability, invalidity or frustration of any obligations of the Borrowers or any of them or any other person under this Agreement or any other document or security, to the intent that the Guarantor's obligations under this Clause 18 shall remain in full force and its guarantee be construed accordingly, as if there were no unenforceability, invalidity or frustration.

18.5 Immediate recourse

The Guarantor waives any right it may have of first requiring any Finance Party to proceed against or enforce any other rights or security or claim payment from the Borrowers or any other person before claiming from the Guarantor under this Clause 18.

18.6 Preservation of rights

Until all amounts which may be or become payable by the Borrowers under or in connection with this Agreement have been irrevocably paid and discharged in full, the Finance Parties may:

(A) refrain from applying or enforcing, as appropriate, any other moneys, security or rights held or received by the Finance Parties in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and neither the Guarantor nor the Borrowers shall be entitled to the benefit of the same; and

(B) hold in a suspense account, without liability to pay interest thereon, any moneys received from the Guarantor or on account of the Guarantor's liability under this Clause 18; and any interest earned on the moneys held shall be applied against the Guarantor's liabilities under this Agreement and any surplus shall be paid to the Guarantor.

18.7 Non-competition

Until all amounts which may be or become payable by the Borrowers under or in connection with this Agreement have been irrevocably paid in full, the Guarantor shall not, after a demand has been made under Clause 18.1:

(A) be subrogated to any rights, security or moneys held, received or receivable by the Finance Parties or be entitled to any right of contribution in respect of any payment made or moneys received on account of the Guarantor's liability under this Clause 18; or

(B) be entitled and claim to rank as a creditor against the estate or in the bankruptcy or liquidation of any Borrower in competition with the Finance Parties; or

(C) receive, claim or have the benefit of any payment, distribution or security from or on account of any Borrower, or exercise any right of set-off as against any Borrower.

Except to the extent that a charge is created, the Guarantor shall forthwith pay to the Finance Parties an amount equal to any set-off in fact exercised by it after a demand has been made under Clause 18.1 and shall hold in trust for and forthwith pay or transfer, as the case may be, to the Finance Parties any payment or distribution or benefit of security in fact received by it after a demand has been made under Clause 18.1.

18.8 Additional security

This guarantee shall be in addition to and shall not in any way be prejudiced by any other security now or hereafter held by any Finance Party as security for the obligations of the Borrowers under this Agreement.

18.9 Certificate

A certificate of the Agent as to any amount owing from the Borrowers under this Agreement shall, in the absence of manifest error, be conclusive evidence of that amount.

SECTION 8:
REPRESENTATIONS, UNDERTAKINGS AND EVENTS OF DEFAULT

19. REPRESENTATIONS

19.1 Representations

Each Obligor represents and warrants to each Finance Party that:

(A) Status: it is duly organised and validly existing under the laws of its jurisdiction of organisation and each member of the Group has the power to own its property and assets and carry on its business as it is now being conducted;

(B) Powers and authority: it has the power to enter into and perform, and has taken all necessary action to authorise the entry into, performance and delivery of the Finance Documents and the transactions contemplated thereby;

(C) Legal validity: the Finance Documents constitute, or when executed in accordance with their terms will constitute, its valid and binding obligations;

(D) Non-conflict with laws: the entry into and performance of the Finance Documents and the transactions contemplated thereby do not and will not conflict with:

(i) any law or regulation or any official or judicial order; or

(ii) its constitutive documents or those of any Principal Subsidiary; or

(iii) any agreement or document to which it or any Principal Subsidiary is a party or which is binding upon it or any Principal Subsidiary or any of their respective assets,

or result in the creation or imposition of any Encumbrance on the assets of it or any Principal Subsidiary pursuant to the provisions of any such agreement or document, the effect of which is or might be material to the Finance Parties in the context of this Agreement;

(E) No default:

(i) no Event of Default has occurred and is continuing; and

(ii) (a) no other event has occurred which constitutes a default under or in respect of any agreement or document to which it or any Principal Subsidiary is a party or by which it or any Principal Subsidiary may be bound; and

(b) no event has occurred which, with the giving of notice, lapse of time, determination of materiality or the fulfilment of any other applicable condition (or any combination of the foregoing),

might constitute a default under or in respect of any such agreement or document,

in either case specified in (a) or (b) above to an extent or in a manner which might have a material adverse effect on the business, assets or financial condition of the Group (taken as a whole) or the ability of the Guarantor to perform its obligations under the Finance Documents;

(F) Consents: all authorisations, approvals, consents, licences, exemptions, filings, registrations, notarisations and other matters, official, corporate or shareholder, required in connection with the entry into, performance, validity and enforceability of the Finance Documents and the transactions contemplated thereby have been obtained or effected (as appropriate) and are, or at the relevant time will be, in full force and effect;

(G) Accounts: the latest published audited consolidated accounts of the Group (if any) (which have been prepared in accordance with accounting principles and practices generally accepted in England and Wales) fairly represent the consolidated financial condition of the Group as at the date to which they were prepared;

(H) Material adverse change: there has been, as at the date of this Agreement, no material adverse change in the consolidated financial condition of the Group from that shown in the Original Group Accounts;

(I) Litigation: no litigation, arbitration or administrative proceedings are current or, to its knowledge, pending or threatened, which, in the reasonable opinion of the Guarantor, are likely to have a material adverse effect on the business, assets or financial condition of the Group (taken as a whole) or on the ability of the Guarantor to perform its obligations under the Finance Documents;

(J) Tax liabilities: each member of the Group has complied in all material respects with all Taxation laws in all jurisdictions in which it is subject to Taxation; no claims are being asserted against it with respect to Taxes which, in the reasonable opinion of the Guarantor, are likely to have a material adverse effect on the business, assets or financial condition of the Group (taken as a whole) or the ability of the Guarantor to perform its obligations under the Finance Documents;

(K) U.S. Investment Company Act: each U.S. Borrower is not an investment company under the United States Investment Act of 1940 (as amended) or is exempt from the provisions of that Act pursuant to an exemption under that Act or an order of the United States Securities and Exchange Commission, all of the conditions of which have been and are being fulfilled;

(L) Margin Stock: each U.S. Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any Margin Stock; and

(M) ERISA Compliance:

(i) each U.S. Borrower and each of their respective ERISA Affiliates are in compliance in all material respects with all applicable provisions of ERISA and the regulations and published interpretations thereunder with respect to all Pension Plans and all Multiemployer Plans;

(ii) no Termination Event has occurred or is reasonably expected to occur with respect to any Pension Plan, as the case may be, which has resulted or would result in any material liability to the PBGC (or any successor thereto) or to any other person under Section 4062, 4063 or 4064 of ERISA;

(iii) no U.S. Borrower nor any of its ERISA Affiliates has incurred or reasonably expects to incur any withdrawal liability under Part E of Title IV of ERISA to any Multiemployer Plan except as could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the consolidated financial condition of the Group;

(iv) the sum of the amount of unfunded benefit liabilities under all Pension Plans (excluding each Pension Plan with an amount of unfunded benefit liabilities of zero or less) could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the consolidated financial condition of the Group;

(v) no U.S. Borrower nor any of its ERISA Affiliates has incurred any accumulated funding deficiency (whether or not waived) with respect to any Pension Plan except as could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the consolidated financial condition of the Group;

(vi) no U.S. Borrower nor any of its ERISA Affiliates has or reasonably expects to become subject to a lien in favour of any Pension Plan under Section 302(f) of ERISA except as could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the consolidated financial condition of the Group;

(vii) no U.S. Borrower nor any of its ERISA Affiliates has or reasonably expects to become subject to a requirement to provide security to any Pension Plan under Section 307 of ERISA except as could not reasonably be expected, individually or in the aggregate, to have a material adverse effect on the consolidated financial condition of the Group.

As used in this paragraph (M), the term "**amount of unfunded benefit liabilities**" has the meaning specified in Section 4001(a)(18) of ERISA, and the term "**accumulated funding deficiency**" has the meaning specified in Section 302 of ERISA and Section 412 of the Code.

19.2 Repetition

The Repeating Representations are deemed to be made by each Obligor by reference to the facts and circumstances then existing on:

(a) the date of each Utilisation Request and the first day of each Interest Period; and

(b) in the case of an Additional Obligor, the day on which the company becomes (or it is proposed that the company becomes) an Additional Obligor.

19.3 Subsequent Representation

(A) Each Obligor represents and warrants to each Finance Party that there has been no material adverse change in the consolidated financial condition of the Group (taken as a whole) from that reflected in the audited consolidated accounts of the Group most recently delivered to the Agent pursuant to Clause 20.2(A)(i) (Information) which would have a material adverse effect on the Obligor's ability to comply with its payment obligations under the Finance Documents.

(B) The representation referred to in paragraph (A) above is deemed to be made by each Obligor by reference to the facts and circumstances then existing on the date of each Utilisation Request and the first day of each Interest Period in each case following the Filtrona Accounts Date.

20. UNDERTAKINGS

20.1 Duration

The undertakings in this Clause 20 shall remain in force from the date of this Agreement for so long as any amount is outstanding under this Agreement.

20.2 Information

The Guarantor shall supply to the Agent in sufficient copies for all the Lenders:-

(A) as soon as the same are available (and in any event within 180 days of the end of each of its financial years):-

(i) the audited consolidated accounts of the Group for that year;

(ii) the audited accounts of the Guarantor for that year; and

(iii) the audited accounts or, as the case may be, audited financial statements of any Borrower in respect of which audited accounts or audited financial statements, as the case may be, are required to be prepared;

(B) as soon as the same are available (and in any event within 120 days of the end of the first half of each of its financial years) the unaudited consolidated accounts of the Group for that half-year;

(C) together with the accounts specified in paragraph (A)(i) above, a certificate signed by two senior officers of the Guarantor on its behalf setting out in reasonable detail computations establishing compliance with Clause 20.14 (Financial condition);

(D) together with the accounts specified in paragraph (B) above, a certificate signed by two senior officers of the Guarantor on its behalf setting out in reasonable detail the computation of the ratio of Total Consolidated Net Borrowings to EBITDA for the purpose of Clause 9.1(C);

(E) promptly upon request, a list of the then current Principal Subsidiaries;

(F) all notices or other documents despatched by the Guarantor to its shareholders (or any class thereof) or its creditors (or any class thereof) within five Business Days of the date on which they are despatched;

(G) promptly, such further information in the possession or control of it or of any Principal Subsidiary regarding its financial condition and operations or that of any Principal Subsidiary, as the Agent may reasonably request; and

(H) promptly at the request of the Agent, details of any litigation, arbitration or administrative proceedings which are current, or, to its knowledge, pending or threatened, which, in the Guarantor's reasonable opinion, are likely to have a material adverse effect on the business, assets or financial condition of the Group (taken as a whole) or on the ability of the Guarantor to perform its obligations under the Finance Documents.

All accounts required under Clause 20.2 shall be prepared in accordance with accounting principles generally accepted in England and Wales or (where relevant) the United States consistently applied (or, if not consistently applied, accompanied by details of the inconsistencies).

20.3 Notification of Default

The Guarantor shall notify the Agent of any Default promptly upon it becoming aware of the occurrence.

20.4 Compliance certificates

Each Borrower shall, together with the accounts delivered pursuant to Clause 20.2(A) or (B), as the case may be, and also if the Agent, acting on the instructions of the Majority Lenders, has reasonable cause to believe a Default may have occurred, promptly at the request of the Agent, acting on the instructions of the Majority Lenders, from time to time, supply the Agent with a certificate signed by two of its senior officers on its behalf

certifying that no Default has occurred and is continuing or, if the same has occurred, specifying the Default and the steps being taken to remedy the same.

20.5 Consents

Each Obligor shall obtain, promptly renew from time to time, and promptly supply certified copies to the Agent of, all such authorisations, approvals, consents, licences and exemptions as may be required under any applicable law or regulation to enable it to perform its obligations under the Finance Documents or required for the validity or enforceability thereof and shall comply with their terms.

20.6 Pari passu ranking

Each Obligor undertakes that its obligations under this Agreement do and will rank at least pari passu with all its other present and future unsecured and unsubordinated obligations, except for those obligations which are mandatorily preferred by law.

20.7 Negative pledge

No Obligor shall, and the Guarantor shall procure that no Relevant Subsidiary will, create or permit to subsist any Encumbrance on the whole or any part of its respective present or future assets, except for:

(A) the Encumbrances securing the secured indebtedness referred to in the Original Group Accounts and, if Filtrona plc becomes a Replacement Guarantor pursuant to Clause 23.5, the Encumbrances securing the secured indebtedness referred to in Schedule 12, save to the extent that the principal amount of the indebtedness secured by such Encumbrances shall have been or be increased from the principal amount thereof, outstanding as at 31st December 2004;

(B) any Encumbrance arising by operation of law and securing amounts not more than 30 days overdue;

(C) any Encumbrance over any assets (or documents of title thereto) or revenues which are acquired by the relevant company subject to such Encumbrance, provided:

  (i) that the principal amount of the indebtedness secured by such Encumbrance shall not thereafter be increased; and

  (ii) the Encumbrance is removed or discharged within 9 months of the date of acquisition of such assets or revenues.

(D) any Encumbrance arising in the ordinary course of trading under a reservation of title provision pursuant to an agreement which has not been entered into primarily as a method of raising finance;

(E) any Encumbrance subsisting over the property, assets or revenues of any Relevant Subsidiary prior to the date of the Relevant Subsidiary becoming a Relevant Subsidiary, provided:

(i) that such Encumbrance was not created in contemplation of such Relevant Subsidiary becoming a Relevant Subsidiary;

(ii) the principal amount of the indebtedness secured by such Encumbrance shall not be increased after such date; and

(iii) the Encumbrance is removed or discharged within 9 months of the date of the Relevant Subsidiary becoming a Relevant Subsidiary.

(F) any Encumbrance on any asset if simultaneously with the creation of the Encumbrance the obligations of the Borrowers under this Agreement are secured by an Encumbrance on other assets in form and substance satisfactory to the Majority Lenders;

(G) any Encumbrance in favour of a bank over securities or other property held in custody by that bank in the ordinary course of business;

(H) any Encumbrance which constitutes a right of any bank or financial institution to apply any credit balance maintained by any Obligor or a Relevant Subsidiary with such bank or financial institution, or any amount due and payable, or to become due and payable, by such bank or financial institution to any member of the Group, against any amount due and payable, or to become due and payable, to such bank or financial institution (or any of its Affiliates) by any member of the Group; and

(I) Encumbrances (other than those specified in paragraphs (A) to (H) above) securing in aggregate a principal amount not exceeding five per cent. of Consolidated Net Worth (as defined in Clause 20.14 (Financial condition)), as shown in the Group's latest published audited consolidated accounts.

20.8 Transactions similar to security

No Borrower shall, and the Guarantor shall procure that neither it nor any Relevant Subsidiary will, sell or otherwise dispose of any of its assets on terms whereby it is or may be leased to or re-acquired or acquired by the Guarantor or any of its related entities, except (i) where the only parties to the relevant transactions are members of the Group or (ii) for transactions during any financial year of the Group where the indebtedness of the Group in respect of such transactions aggregate less than 10 per cent. of Consolidated Net Worth, as shown in the Group's latest published audited consolidated accounts.

20.9 Disposals

No Borrower shall, and the Guarantor shall procure that neither it nor any Relevant Subsidiary will, either in a single transaction or in a series of transactions, whether related or not and whether voluntarily or involuntarily, sell, transfer, lease or otherwise dispose of all or a part of its respective assets which are substantial in relation to the Group (taken as a whole), except that the following disposals shall not be taken into account:

(A) disposals made in the ordinary course of business of the disposing entity;

(B) disposals made with the prior consent of the Majority Lenders (such consent not to be unreasonably withheld) or which the Majority Lenders agree should not be taken into account;

(C) disposals from the Guarantor to a Relevant Subsidiary or from a Relevant Subsidiary to the Guarantor or to another Relevant Subsidiary but, in the case of a disposal from one Relevant Subsidiary to another Relevant Subsidiary, only if the percentage ownership of the Guarantor in the receiving Relevant Subsidiary (whether such ownership is direct or indirect through other Relevant Subsidiaries) is not significantly less than the Guarantor's percentage ownership (whether direct or indirect as aforesaid) in the disposing Relevant Subsidiary;

(D) disposals of cash raised or borrowed for the purposes for which it was raised or borrowed;

(E) disposals of investments listed or dealt in on any securities exchange or over-the-counter market (not being investments in any Relevant Subsidiary);

(F) disposals of property in exchange for other property comparable or superior as to type, value and quality;

(G) disposals at market value for (i) cash consideration or (ii) consideration consisting of assets of a liquid and/or marketable nature; and

(H) disposals made in connection with the Demerger.

Furthermore, it is confirmed that disposals of assets (excluding the disposals mentioned in paragraphs (A) to (H) above) during any twelve-month period, so long as the aggregate book value of such assets (calculated in accordance with generally accepted accounting principles in England and Wales consistently applied) does not exceed 10 per cent. of Consolidated Net Worth (as defined in Clause 20.14 (Financial condition)) as at the latest accounting reference date of the Guarantor (which shall include any accounting reference date falling within the relevant period), shall not be taken into account, unless the above limit is exceeded.

20.10 Guarantees

The Guarantor shall procure that no guarantee or indemnity or other similar assurance against financial loss is granted or outstanding by or from any member of the Group in respect of any Financial Indebtedness of any other member of the Group, except for:

(A) acceptances or endorsements of bills in the ordinary course of trading; or

(B) any guarantee, indemnity or similar assurance against financial loss given by any other member of the Group which is neither a Borrower nor a Principal Subsidiary; or

(C) any guarantee, indemnity or similar assurance against financial loss given by any member of the Group in respect of, or specifically in connection with, obligations of any of its Subsidiaries; or

(D) any guarantee, indemnity or similar assurance against financial loss in force at, or created pursuant to arrangements in force at, the date of this Agreement; or

(E) any guarantee, indemnity or similar assurance against financial loss where the obligations of the Guarantor and/or each Borrower under this Agreement are secured by a comparable guarantee, indemnity or similar assurance in form and substance satisfactory to the Majority Lenders; or

(F) any guarantee, indemnity or similar assurance against financial loss given by any member of the Group which arises in connection with any cash management, cash pooling, group zero-balancing arrangements or netting arrangements made with any bank or financial institution.

20.11 Mergers

The Guarantor shall not enter into any merger or consolidation.

20.12 Insurance

The Guarantor shall and shall procure that each Relevant Subsidiary will effect and maintain such insurance over and in respect of its respective assets and business and in such manner and to such extent as is, in the reasonable opinion of the Guarantor, prudent for the relevant business.

20.13 Maintenance of status

(A) Subject to paragraph (B) below, each Borrower shall, and the Guarantor shall and shall procure that each Principal Subsidiary will, do all such things as are necessary to maintain its corporate existence.

(B) Nothing in this Clause 20.13 shall prevent or inhibit a reconstruction or amalgamation on a solvent basis of any Borrower or a Principal Subsidiary

unless such reconstruction or amalgamation would prejudice the validity or enforceability of a Borrower's obligations under the Finance Documents.

20.14 Financial condition

(A) In this Clause 20.14 the following terms shall have the following meanings:-

(i) **"Net Borrowing Costs"**, in respect of any financial year of the Group, means an amount equal to the aggregate interest charges and similar charges of the Group which are charged to the profit and loss account for that financial year less the aggregate interest income or similar income of the Group credited to the profit and loss account for that financial year, all as calculated, subject to paragraph (C) below, in accordance with the accounting principles applied in the preparation of the Original Group Accounts;

(ii) **"Operating Profit"**, in respect of any financial year of the Group, means the consolidated net pre-taxation profits (after adding back Net Borrowing Costs during that financial year) of the Group (including the Group's share of profits of any associate company) for that year (but before taking into account any exceptional or extraordinary items), all as calculated, subject to paragraph (C) below, in accordance with the accounting principles applied in the preparation of the Original Group Accounts;

(iii) **"Consolidated Net Worth"** means the amount for the time being paid up or credited as paid up on the issued share capital of the Guarantor, plus the consolidated reserves of the Group, plus the consolidated retained earnings of the Group (or less the amount standing to the debit of the consolidated profit and loss account of the Group), less any amount included in the above which is attributable to (1) minority interests, and (2) any revaluation of unrealised property or assets since 31st December, 2004 otherwise than pursuant to a three-yearly revaluation in accordance with the Group's current accounting policy, all as calculated, subject to paragraph (C) below, in accordance with the accounting principles applied in the preparation of the Original Group Accounts;

(iv) **"Total Consolidated Gross Borrowings"** means (1) the total outstanding principal amounts of all borrowings or moneys otherwise raised by the Group by way of acceptance credits, finance leases or the issue of any debenture, bond, note, loan stock or other security or otherwise, but excluding moneys borrowed by any member of the Group for the purposes of repaying or redeeming in whole or in part any other borrowed moneys (including any fixed or minimum premium payable on final repayment) falling to be taken into account and intended to be applied for such purpose within six months after the borrowing thereof save to the extent not so applied during such period,

(2) less amounts which a lender is entitled to set off or otherwise apply against those borrowings or moneys raised, in each case all as calculated, subject to the foregoing and paragraph (C) below, in accordance with the accounting principles applied in the preparation of the Original Group Accounts;

(v) **"Total Consolidated Net Borrowings"** means Total Consolidated Gross Borrowings less cash balances with banks in the United Kingdom authorised under the Financial Services and Markets Act 2000, cash balances with United Kingdom building societies, cash balances with banks held outside the United Kingdom (if the cash balances are remittable to the United Kingdom), United Kingdom treasury bills, London Certificates of deposit, commercial paper with a maturity of not more than six months and rated A1 by Standard & Poor's Corporation or P1 by Moody's Investors Service, Inc. and any other short-term instrument comparable as to liquidity and quality or any other short-term investment approved by the Majority Lenders save in so far as such balances or instruments are already set off under paragraph (A)(iv) above; and

(vi) **"EBITDA"** means Operating Profit before deducting amortisation of any goodwill and before deducting depreciation, all as calculated, subject to paragraph (C) below, in accordance with the accounting principles applied in the preparation of the Original Group Accounts.

(B) The Guarantor undertakes that it will procure that:-

(i) as at the end of each of its financial years, the ratio of Total Consolidated Net Borrowings, as shown in the Group's published audited consolidated accounts as at the end of that financial year, to EBITDA for that financial year (on a pro forma basis so that acquisitions and disposals occurring during that financial year are deemed to have been made at the beginning of such financial year and, where any acquired assets are still held by any member of the Group at the end of any financial year but are not consolidated in the published audited consolidated accounts, so that EBITDA from those assets are added to EBITDA for the Group as if those assets had been included in the consolidated accounts), shall not be more than 3.0 to 1.0; and

(ii) as at the end of each of its financial years, the ratio of Operating Profit for that financial year, as shown in the Group's published audited consolidated accounts for that financial year, to Net Borrowing Costs for that financial year, as shown in the Group's published audited consolidated accounts for that financial year, shall not be less than 3.0 to 1.0.

(C) If as a result of:-

(i) the introduction, variation or amendment to any law or the application or interpretation thereof; or

(ii) the introduction, variation or amendment to any recommendation or statement issued by the Institute of Chartered Accountants in England and Wales or the Council of The London Stock Exchange Limited with which the Guarantor or its auditors are expected to comply,

the basis upon which the Guarantor is required for any purpose to draw up its audited consolidated financial statements is altered in any material respect, then:-

(a) the Agent acting on the instructions of the Majority Lenders and the Guarantor shall endeavour to agree and make such amendments to this Agreement as are appropriate in the light of the alteration; and

(b) failing such agreement, computations under this Agreement shall be made on such accounting principles as the auditors of the Guarantor shall certify are substantially similar in effect to those in force at the date of this Agreement.

20.15 Regulation U

Each Obligor undertakes that the proceeds of the Loans shall not be applied to any purpose which would cause any of the Loans or any part thereof to be in violation of Regulation U or Regulation X of the Board of Governors of the Federal Reserve System of the United States.

20.16 Financial Indebtedness of Relevant Subsidiaries

(A) With effect from the Demerger Date, the Guarantor shall ensure that the aggregate principal amount of all Financial Indebtedness of the Relevant Subsidiaries shall not exceed the higher of:

(i) £45,000,000; and

(ii) an amount equal to 15 per cent. of the sum of (1) Consolidated Net Worth as of such date and (ii) Total Consolidated Gross Borrowings as of such date.

(B) For the purposes of paragraph (i) above, no account shall be taken of any Financial Indebtedness:

(i) of Filtrona Finance Limited, FIL Holdings Limited or any Additional Borrower;

(ii) which is owing by any Relevant Subsidiary to the Guarantor or to any other Relevant Subsidiary; or

(iii) of a person which becomes a Relevant Subsidiary after the date of this Agreement provided that such Financial Indebtedness was not incurred in contemplation with such person becoming a Relevant Subsidiary and the principal amount of such Financial Indebtedness shall not be increased after such date.

20.17 "Know your customer" checks

(A) If:

(i) the introduction of or any change in (or in the interpretation, administration or application by any governmental or regulatory authority of) any law or regulation made after the date of this Agreement;

(ii) any change in the status of an Obligor after the date of this Agreement; or

(iii) a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer,

obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is within that Obligor's possession and control and reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(B) Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(C) The Guarantor shall, by not less than 5 Business Days' prior written notice to the Agent, notify the Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Borrower pursuant to Clause 23.2 (Additional Borrowers).

(D) Following the giving of any notice pursuant to paragraph (C) above, if the accession of such Additional Borrower obliges the Agent or any Lender to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Guarantor shall promptly upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is within the Guarantor's possession and control and is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with the results of all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Borrower.

20.18 Overall Limitation on Indebtedness

With effect from the Demerger Date, each Obligor undertakes that:

(i) the aggregate principal amount of indebtedness secured by Encumbrances permitted under Clause 20.7(I);

(ii) the aggregate principal amount of indebtedness in respect of transactions permitted by the exception in paragraph (ii) of Clause 20.8; and

(iii) the aggregate principal amount of Financial Indebtedness permitted by Clause 20.16(A) (disregarding any Financial Indebtedness referred to in Clause 20.16(B))

does not in aggregate exceed £50,000,000. Any indebtedness included in (i), (ii) or (iii) above which appears in more than one of (i), (ii) or (iii) above shall only be counted once for the purposes of this calculation.

20.19 Lenders Undertaking

If requested to do so by the Original Guarantor, each Lender undertakes to execute the Creditor's Consent Letter consenting to the Capital Reduction and deliver it to the Original Guarantor within three Business Days of such request.

21. EVENTS OF DEFAULT

21.1 Events of Default

Each of the events set out below is an Event of Default (whether or not caused by any reason outside the control of any Obligor or any other person):-

(A) Non-payment: an Obligor does not pay within five Business Days of the due date any amount payable by it under the Finance Documents at the place and in the currency at or in which it is expressed to be payable provided that, if such failure is solely the result of any bank or financial institution not promptly remitting a payment as instructed by such Borrower and if the relevant Borrower has taken all reasonable steps to cause such remittance to be made, the period for the remedy of such payment failure shall be extended by a further three Business Days; or

(B) Breach of Clause 20.14 (Financial condition): the Guarantor fails to comply with any provision of Clause 20.14 (Financial condition); or

(C) Breach of other obligations: an Obligor fails to comply with any provision of the Finance Documents to which it is a party (other than any provision referred to in paragraph (A) or (B) above) and such failure, if (in the reasonable opinion of the Agent acting on the instructions of the Majority Lenders) it is capable of remedy, is not remedied to the satisfaction of the Agent acting on the instructions of the Majority Lenders within 21 days of the giving of notice by the Agent, acting on the instructions of the Majority Lenders, to the relevant Obligor (with a copy to the Guarantor) requiring the failure to be remedied; or

(D) Misrepresentation: any representation, warranty or statement made or repeated in, or in connection with, the Finance Documents or in any accounts, certificate or statement delivered by or on behalf of any Obligor thereunder or in connection therewith is incorrect in any material respect when made or deemed to be repeated and the circumstances rendering the representation, warranty or statement incorrect, if (in the reasonable opinion of the Agent acting on the instructions of the Majority Lenders) they are capable of remedy, are not remedied to the satisfaction of the Agent acting on the instructions of the Majority Lenders within 21 days of the giving of notice by the Agent, acting on the instructions of the Majority Lenders, to the relevant Obligor (with a copy to the Guarantor) requiring the same to be remedied; or

(E) Cross default:

(i) any Financial Indebtedness of any Obligor or any Principal Subsidiary of an aggregate amount of £5,000,000 (or its equivalent) or more at any time becomes prematurely due and payable as a result of an event of default (howsoever described) under any contract(s) or document(s) relating to any such Financial Indebtedness;

(ii) any event of default (howsoever described) occurs under any contract(s) or document(s) relating to any Financial Indebtedness of any Obligor or any Principal Subsidiary of an aggregate amount of £5,000,000 (or its equivalent) or more;

(iii) any Financial Indebtedness of any Obligor or any Principal Subsidiary of an aggregate amount of £5,000,000 (or the equivalent) or more is not paid when due after the expiry of any applicable grace period; or

(iv) any Encumbrance over any assets of any Obligor or any Principal Subsidiary to secure Financial Indebtedness of an aggregate amount of £5,000,000 (or its equivalent) or more becomes enforceable;

provided that:-

(a) this paragraph (E) shall not apply to any Financial Indebtedness the payment of which is being disputed by the relevant Obligor or the relevant Principal Subsidiary, as the case may be, in good faith and with due diligence where the Guarantor has adequate financial resources to pay the Financial Indebtedness;

(b) this paragraph (E) shall not apply where the circumstances which would otherwise cause it to apply:

(1) result, in relation to sub-paragraphs (E)(ii), (E)(iii) and (E)(iv), solely from technical or administrative delays in the transmission of funds or the making of payments and the amount is paid within 5 Business Days of the due date, or

(2) are circumstances in relation to sub-paragraphs (E)(ii) and (E)(iv) which are capable of being remedied (in the reasonable opinion of the Agent acting on the instructions of the Majority Lenders) and are remedied by the relevant Obligor or a Principal Subsidiary, as the case may be, within 21 days of their occurrence and provided that the remedying does not involve the relevant Financial Indebtedness being rescheduled or otherwise varied in such a manner as to improve the position of the relevant lender to the prejudice of the Lenders and that no lender concerned takes any action to improve its position to the prejudice of the Lenders or takes steps to enforce any Encumbrance;

The grace periods in this paragraph (E)(b) shall run concurrently with any grace period included in any documents relating to the relevant Financial Indebtedness;

(c) this paragraph (E) shall not apply to any Financial Indebtedness owed only by one member of the Group to another member of the Group;

(d) any circumstance mentioned in sub-paragraphs (ii) and (iv) above shall only constitute an Event of Default if the effect of such circumstance is likely (in the reasonable opinion of the Agent acting on the instructions of the Majority Lenders) to materially and adversely affect the Guarantor's ability to perform its obligations under this Agreement; and

(e) any circumstances mentioned in sub-paragraphs (i) to (iv) above shall only constitute an Event of Default if the Agent, acting on the instructions of the Majority Lenders, gives notice to the relevant Borrower that it is treating such an event as an Event of Default; or

(F) Insolvency:

(i) any Obligor or any Principal Subsidiary becomes unable to pay its debts as they fall due; or

(ii) the value of the assets of any Obligor or any Principal Subsidiary falls to less than the amount of its liabilities (taking into account, in accordance with generally accepted accounting principles in England and Wales or the United States, as applicable, for both these purposes, its contingent and prospective liabilities); or

(iii) any Obligor or any Principal Subsidiary suspends making payments (whether of principal or interest) with respect to all or any class of its debts or announces an intention to do so; or

(iv) an order for relief is entered with respect to a U.S. Borrower in a voluntary case under any bankruptcy, insolvency, liquidation or other similar law now or hereafter in effect, or a U.S. Borrower consents to the entry of an order for such relief or to the appointment of or taking possession by any trustee, receiver, liquidator, custodian, sequestrator or other similar official in an involuntary case or other proceedings commenced against it, or makes a general assignment for the benefit of creditors, or takes any corporate action to authorise any of the foregoing; or

(v) a court having jurisdiction in the premises enters a decree or order for relief against a U.S. Borrower in an involuntary case under United States federal bankruptcy laws or any applicable bankruptcy, insolvency, liquidation or other similar law now or hereafter in effect and such decree or order remains in effect for 21 days, or such court appoints a trustee, receiver, liquidator, custodian, sequestrator or other similar official of it over all or any substantial part of the assets of such a U.S. Borrower; or

(G) Administration:

(i) any meeting of a U.K. Borrower, the Guarantor or any Principal Subsidiary which is incorporated in England or Wales is convened by the directors or any of the shareholders or otherwise for the purpose of considering any resolution to appoint an administrator or to make an application for an administration order; or

(ii) an application for an administration order in relation to a U.K. Borrower, the Guarantor or any Principal Subsidiary which is incorporated in England or Wales is made to the court (save where the making of the application is vexatious and/or frivolous) and is not dismissed within 21 days of service on the relevant company; or

(iii) a U.K. Borrower, the Guarantor or any Principal Subsidiary which is incorporated in England or Wales passes a resolution to appoint an administrator or to make an application for an administration order; or

(iv) an administrator is appointed in relation to a U.K. Borrower, the Guarantor or any Principal Subsidiary which is incorporated in England or Wales; or

(H) Compositions etc: any steps are taken with a view to proposing (under any enactment or otherwise) any kind of composition, scheme of arrangement, compromise or arrangement involving any Obligor or any Principal Subsidiary and any of their respective creditors generally (or any class of them); or

(I) Appointment of receivers and managers:

(i) any administrative or other receiver or any manager is appointed of a U.K. Borrower, the Guarantor or any Principal Subsidiary which is incorporated in England or Wales or any substantial part of their respective assets; or

(ii) the directors of a U.K. Borrower, the Guarantor or any Principal Subsidiary which is incorporated in England or Wales request any person to appoint such a receiver or manager; or

(iii) any other steps are taken to enforce any Encumbrance over all or any substantial part of the assets of any Obligor or any Principal Subsidiary; or

(J) Legal process: any attachment, sequestration, distress or execution affects any substantial part of the assets of any Obligor or any Principal Subsidiary and is not discharged within 21 days; or

(K) Winding up:

(i) any meeting of a U.K. Borrower, the Guarantor or any Principal Subsidiary which is incorporated in England or Wales is convened by the directors or any of the shareholders or otherwise for the purpose of considering any resolution for (or to petition for) its winding up; or

(ii) a U.K. Borrower, the Guarantor or any Principal Subsidiary which is incorporated in England or Wales passes such a resolution; or

(iii) any person presents any petition for the winding up of a U.K. Borrower, the Guarantor or any Principal Subsidiary which is incorporated in England or Wales (save where the presentation of the petition is vexatious and/or frivolous) and is not dismissed within 28 days of service on the relevant company; or

(iv) an order for the winding up of a U.K. Borrower, the Guarantor or any Principal Subsidiary which is incorporated in England or Wales is made,

otherwise than in connection with a reconstruction or amalgamation on a solvent basis of a U.K. Borrower, the Guarantor or any Principal Subsidiary which is incorporated in England or Wales; or

(L) Analogous Proceedings: there occurs, in relation to any Obligor or any Principal Subsidiary, in any country or territory in which any of them carries on business or to the jurisdiction of whose courts any substantial part of their assets is subject, any event which, in the reasonable opinion of the Agent acting on the instructions of the Majority Lenders, appears to correspond in that country or territory with any of those mentioned in paragraphs (F) to (K) (inclusive) above or any Obligor or any Principal Subsidiary otherwise becomes subject, in any such country or territory, to the operation of any law relating to insolvency, bankruptcy or liquidation; or

(M) Cessation of Business: any Obligor or any Principal Subsidiary ceases, or threatens to cease, to carry on all or a substantial part of its business otherwise than in connection with a reconstruction or amalgamation on a solvent basis of any Borrower or any Principal Subsidiary or by reason of a disposal permitted by Clause 20.9 (Disposals); or

(N) Unlawfulness: at any time it is unlawful for any Obligor to perform any of its payment obligations under the Finance Documents (otherwise than as a result of a failure by any Lenders to obtain or maintain any relevant consent or approval required by that Lender) and the unlawfulness, if (in the reasonable opinion of the Agent, acting on the instructions of the Majority Lenders) it is capable of remedy, is not remedied to the satisfaction of the Agent, acting on the instructions of the Majority Lenders, within 21 days of the date notice was given by the Agent, acting on the instructions of the Majority Lenders, to the

relevant Obligor (with a copy to the Guarantor) requiring the same to be remedied; or

(O) Ownership of the Borrowers: any Borrower ceases to be a member of the Group (save as part of the Demerger).

(P) ERISA Title IV Liabilities:

(i) any U.S. Borrower or any of its ERISA Affiliates shall terminate or suffer the termination of (by action of the PBGC or any successor thereto) any Pension Plan, or shall suffer the appointment of or the institution of proceedings to appoint a trustee to administer any Pension Plan, or shall withdraw (under Section 4063 of ERISA) from a Pension Plan, if as of the date thereof or any subsequent date the sum of such U.S. Borrower's and each ERISA Affiliate's liabilities to the PBGC or any other person under Sections 4062, 4063 and 4064 of ERISA (calculated after giving effect to the tax consequences thereof) resulting from or otherwise associated with the above described events could reasonably be expected to have a material adverse effect on the consolidated financial position of the Group; or

(ii) any U.S. Borrower or any of its ERISA Affiliates shall withdraw from any Multiemployer Plan and the aggregate amount of withdrawal liability (determined pursuant to Sections 4201 *et seq.* of ERISA) to which such U.S. Borrower and its ERISA Affiliates become obligated to all Multiemployer Plans requires annual payments that could reasonably be expected to have a material adverse effect on the consolidated financial position of the Group.

21.2 Acceleration

Upon the occurrence of an Event of Default and at any time thereafter whilst the Event of Default is continuing the Majority Lenders may by notice to the Borrowers (with a copy to the Guarantor):-

(A) declare that the Facility shall no longer be available to any Borrower and/or be cancelled forthwith whereupon the same shall be no longer available and/or (as the case may be) cancelled; and/or

(B) declare all or part of the Loans immediately due and payable, whereupon they shall become immediately due and payable together with all interest accrued thereon and all other amounts payable under this Agreement,

provided, however, that upon the occurrence of an Event of Default under Clause 21.1(F) (iv) or (v), the Loans to that U.S. Borrower shall become immediately due and payable together with all interest accrued thereon and all other amounts payable by that U.S. Borrower under this Agreement, without further act of the Agent or any Lender and the Lenders will be under no obligation to comply with Clause 5.4 (Lenders'

participation) in respect of any Utilisation Request delivered on behalf of that U.S. Borrower.

21.3 Margin Stock

Notwithstanding any other provision of this Agreement but without prejudice to the provisions of Clause 20.15, no undertaking will be deemed breached and no Default will be deemed to occur as a result of any sale of, creation of any Encumbrance over or disposal of, or any change in the market value of, any Margin Stock.

SECTION 9:
CHANGES TO PARTIES

22. CHANGES TO THE LENDERS

22.1 Assignments and transfers by the Lenders

Subject to this Clause 22, a Lender (the "**Existing Lender**") may:

(A) assign any of its rights; or

(B) transfer by novation any of its rights and obligations,

to a Qualifying Lender (the "**New Lender**").

22.2 Conditions of assignment or transfer

(A) The consent of the Guarantor in writing is required for an assignment or transfer by a Lender.

(B) The consent of the Guarantor to an assignment or transfer must not be unreasonably withheld or delayed. The Guarantor will be deemed to have given its consent ten Business Days after the Lender has requested it unless consent is expressly refused by the Guarantor within that time.

(C) The consent of the Guarantor to an assignment or transfer must not be withheld solely because the assignment or transfer may result in an increase to the Mandatory Cost.

(D) An assignment will only be effective on:

(i) receipt by the Agent of written confirmation from the New Lender (in form and substance satisfactory to the Agent) that the New Lender will assume the same obligations to the other Finance Parties as it would have been under if it was an Original Lender; and

(ii) performance by the Agent of all "know your customer" or other checks relating to any person that it is required to carry out in relation to such assignment to a New Lender, the Completion of which the Agent shall promptly notify to the Existing Lender and the New Lender.

(E) A transfer will only be effective if the procedure set out in Clause 22.5 (Procedure for transfer) is complied with.

(F) If:

(i) a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and

(ii) as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under Clause 13 (Tax gross-up) or Clause 14 (Increased Costs),

then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under those Clauses to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.

22.3 Assignment or transfer fee

The New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Agent (for its own account) a fee of £1,500.

22.4 Limitation of responsibility of Existing Lenders

(A) Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:

(i) the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents or any other documents;

(ii) the financial condition of any Obligor;

(iii) the performance and observance by any Obligor of its obligations under the Finance Documents or any other documents; or

(iv) the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document,

and any representations or warranties implied by law are excluded.

(B) Each New Lender confirms to the Existing Lender and the other Finance Parties that it:

(i) has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender in connection with any Finance Document; and

(ii) will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Commitment is in force.

(C) Nothing in any Finance Document obliges an Existing Lender to:

(i) accept a re-transfer from a New Lender of any of the rights and obligations assigned or transferred under this Clause 22; or

(ii) support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.

22.5 Procedure for transfer

(A) Subject to the conditions set out in Clause 22.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (B) below when the Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender. The Agent shall, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(B) The Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to the transfer to such New Lender.

(C) On the Transfer Date:

(i) to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and their respective rights against one another under the Finance Documents shall be cancelled (being the "**Discharged Rights and Obligations**");

(ii) each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii) the Agent, the Mandated Lead Arranger, the New Lender and other Lenders shall acquire the same rights and assume the same obligations between themselves as they would have acquired and assumed had the New Lender been an Original Lender with the rights and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Agent, the Mandated Lead Arranger and the Existing

Lender shall each be released from further obligations to each other under the Finance Documents; and

(iv) the New Lender shall become a Party as a "**Lender**".

22.6 Disclosure of information

Any Lender may disclose to any of its Affiliates and any other person:

(A) to (or through) whom that Lender assigns or transfers (or may potentially assign or transfer) all or any of its rights and obligations under this Agreement;

(B) with (or through) whom that Lender enters into (or may potentially enter into) any sub-participation in relation to, or any other transaction under which payments are to be made by reference to, this Agreement or any Obligor; or

(C) to whom, and to the extent that, information is required to be disclosed by any applicable law or regulation,

any information about any Obligor, the Group and the Finance Documents as that Lender shall consider appropriate if, in relation to paragraphs (A) and (B) above, the person to whom the information is to be given has entered into a Confidentiality Undertaking.

23. CHANGES TO THE OBLIGORS

23.1 Assignments and transfer by Obligors

No Borrower may assign any of its rights or transfer any of its rights and obligations under the Finance Documents without the prior consent of all the Lenders.

23.2 Additional Borrowers

(A) Subject to compliance with the provisions of paragraphs (C) and (D) of Clause 20.17 ("Know your customer" checks) the Guarantor may request that any of its wholly owned Subsidiaries becomes an Additional Borrower. That Subsidiary shall become an Additional Borrower if:

(i) all Lenders approve the addition of that Subsidiary, except that no such approval is required in the case of a wholly owned Subsidiary incorporated in England and Wales;

(ii) the Guarantor delivers to the Agent a duly completed and executed Accession Letter;

(iii) the Guarantor confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower; and

(iv) the Agent has received all of the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Agent.

(B) The Agent shall notify the Guarantor and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part II of Schedule 2 (Conditions precedent).

(C) The Lenders shall not unreasonably delay or withhold their approval to the designation of a wholly owned Subsidiary of the Guarantor incorporated outside England and Wales as an Additional Borrower provided that such amendments to this Agreement have been made as the Agent, acting on the instructions of all of the Lenders, shall reasonably require in order to give effect to such designation.

23.3 Resignation of a Borrower

(A) The Guarantor may request that a Borrower ceases to be a Borrower by delivering to the Agent a Resignation Letter.

(B) The Agent shall accept a Resignation Letter and notify the Guarantor and the Lenders of its acceptance if:

(i) no Default is continuing or would result from the acceptance of the Resignation Letter (and the Guarantor has confirmed this is the case); and

(ii) the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents,

whereupon that company shall cease to be a Borrower and shall have no further rights or obligations as a Borrower under the Finance Documents.

23.4 Repetition of Representations

Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

23.5 Assignments and Transfers by the Guarantor

(A) The Guarantor may not assign or otherwise transfer all or any part of its rights or obligations under this Agreement without the prior consent of all of the Lenders provided that no such consent shall be required in the case of a transfer to the Replacement Guarantor where the Replacement Guarantor

enters into an agreement substantially in the form set out in Schedule 10 (a "**Designation Agreement**").

(B) The Agent shall notify the Original Guarantor, the Replacement Guarantor and the Lenders promptly (and, in any event, no later than 2 Business Days after receipt) upon being satisfied that it has received (in form and substance reasonably satisfactory to it) all the documents and other evidence listed in Part III of Schedule 2 (Conditions Precedent Required To Be Delivered by the Replacement Guarantor).

(C) The Agent shall no later than 2 Business Days after receipt by it of a Designation Agreement signed by the other parties to the Designation Agreement in accordance with the terms of this Agreement, execute that Designation Agreement. The Agent is hereby authorised to sign such Designation Agreement on behalf of the other Finance Parties.

SECTION 10:
THE FINANCE PARTIES

24. ROLE OF THE AGENT AND THE MANDATED LEAD ARRANGER

24.1 Appointment of the Agent

(A) Each other Finance Party appoints the Agent to act as its agent under and in connection with the Finance Documents.

(B) Each other Finance Party authorises the Agent to exercise the rights, powers, authorities and discretions specifically given to the Agent under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions.

24.2 Duties of the Agent

(A) The Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Agent for that Party by any other Party.

(B) Except where a Finance Document specifically provides otherwise, the Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(C) If the Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Finance Parties.

(D) If the Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Agent or the Mandated Lead Arranger) under this Agreement it shall promptly notify the other Finance Parties.

(E) The Agent's duties under the Finance Documents are solely mechanical and administrative in nature.

24.3 Role of the Mandated Lead Arranger

Except as specifically provided in the Finance Documents, the Mandated Lead Arranger has no obligations of any kind to any other Party under or in connection with any Finance Document.

24.4 No fiduciary duties

(A) Nothing in this Agreement constitutes the Agent or the Mandated Lead Arranger as a trustee or fiduciary of any other person.

(B) Neither the Agent nor the Mandated Lead Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

24.5 Business with the Group

The Agent and the Mandated Lead Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.

24.6 Rights and discretions of the Agent

(A) The Agent may rely on:

(i) any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and

(ii) any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify.

(B) The Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:

(i) no Default has occurred (unless it has actual knowledge of a Default arising under Clause 21.1(A) (Non-payment));

(ii) any right, power, authority or discretion vested in any Party or the Majority Lenders has not been exercised; and

(iii) any notice or request made by the Guarantor (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors.

(C) The Agent may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts.

(D) The Agent may act in relation to the Finance Documents through its personnel and agents.

(E) The Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(F) Notwithstanding any other provision of any Finance Document to the contrary, neither the Agent nor the Mandated Lead Arranger is obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

24.7 Majority Lenders' instructions

(A) Unless a contrary indication appears in a Finance Document, the Agent shall (i) exercise any right, power, authority or discretion vested in it as Agent in

accordance with any instructions given to it by the Majority Lenders (or, if so instructed by the Majority Lenders, refrain from exercising any right, power, authority or discretion vested in it as Agent) and (ii) not be liable for any act (or omission) if it acts (or refrains from taking any action) in accordance with an instruction of the Majority Lenders.

(B) Unless a contrary indication appears in a Finance Document, any instructions given by the Majority Lenders will be binding on all the Finance Parties.

(C) The Agent may refrain from acting in accordance with the instructions of the Majority Lenders (or, if appropriate, the Lenders) until it has received such security as it may require for any cost, loss or liability (together with any associated VAT) which it may incur in complying with the instructions.

(D) In the absence of instructions from the Majority Lenders, (or, if appropriate, the Lenders) the Agent may act (or refrain from taking action) as it considers to be in the best interest of the Lenders.

(E) The Agent is not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.

24.8 Responsibility for documentation

Neither the Agent nor the Mandated Lead Arranger:

(A) is responsible for the adequacy, accuracy and/or completeness of any information (whether oral or written) supplied by the Agent, the Mandated Lead Arranger, an Obligor or any other person given in or in connection with any Finance Document; or

(B) is responsible for the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of or in connection with any Finance Document.

24.9 Exclusion of liability

(A) Without limiting paragraph (B) below, the Agent will not be liable for any action taken by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct.

(B) No Party (other than the Agent) may take any proceedings against any officer, employee or agent of the Agent in respect of any claim it might have against the Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Agent may rely on this Clause.

(C) The Agent will not be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by the Agent if the Agent has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by the Agent for that purpose.

24.10 Lenders' indemnity to the Agent

Each Lender shall (in proportion to its share of the Total Commitments or, if the Total Commitments are then zero, to its share of the Total Commitments immediately prior to their reduction to zero) indemnify the Agent, within three Business Days of demand, against any cost, loss or liability incurred by the Agent (otherwise than by reason of the Agent's gross negligence or wilful misconduct) in acting as Agent under the Finance Documents (unless the Agent has been reimbursed by an Obligor pursuant to a Finance Document).

24.11 Resignation of the Agent

(A) The Agent may resign and appoint one of its Affiliates acting through an office in the United Kingdom as successor by giving notice to the other Finance Parties and the Guarantor.

(B) Alternatively the Agent may resign by giving notice to the other Finance Parties and the Guarantor, in which case the Majority Lenders (after consultation with the Guarantor) may appoint a successor Agent.

(C) If the Majority Lenders have not appointed a successor Agent in accordance with paragraph (B) above within 30 days after notice of resignation was given, the Agent (after consultation with the Guarantor) may appoint a successor Agent acting through an office in the United Kingdom.

(D) The retiring Agent shall, at its own cost, make available to the successor Agent such documents and records and provide such assistance as the successor Agent may reasonably request for the purposes of performing its functions as Agent under the Finance Documents.

(E) The Agent's resignation notice shall only take effect upon the appointment of a successor.

(F) Upon the appointment of a successor, the retiring Agent shall be discharged from any further obligation in respect of the Finance Documents but shall remain entitled to the benefit of this Clause 24. Its successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(G) After consultation with the Guarantor, the Majority Lenders may, by notice to the Agent, require it to resign in accordance with paragraph (B) above. In this event, the Agent shall resign in accordance with paragraph (B) above.

24.12 Confidentiality

(A) In acting as agent for the Finance Parties, the Agent shall be regarded as acting through its agency division which shall be treated as a separate entity from any other of its divisions or departments.

(B) If information is received by another division or department of the Agent, it may be treated as confidential to that division or department and the Agent shall not be deemed to have notice of it.

24.13 Relationship with the Lenders

(A) The Agent may treat each Lender as a Lender, entitled to payments under this Agreement and acting through its Facility Office unless it has received not less than five Business Days prior notice from that Lender to the contrary in accordance with the terms of this Agreement.

(B) Each Lender shall supply the Agent with any information required by the Agent in order to calculate the Mandatory Cost in accordance with Schedule 4 (Mandatory Cost formulae).

24.14 Credit appraisal by the Lenders

Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender confirms to the Agent and the Mandated Lead Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:

(A) the financial condition, status and nature of each member of the Group;

(B) the legality, validity, effectiveness, adequacy or enforceability of any Finance Document and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(C) whether that Lender has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(D) the adequacy, accuracy and/or completeness of any other information provided by the Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document.

24.15 Reference Banks

If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Agent shall (in consultation with the Guarantor) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.

24.16 *Deduction from amounts payable by the Agent*

If any Party owes an amount to the Agent under the Finance Documents the Agent may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Agent would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed. For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.

25. CONDUCT OF BUSINESS BY THE FINANCE PARTIES

No provision of this Agreement will:

(A) interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;

(B) oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(C) oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.

26. SHARING AMONG THE FINANCE PARTIES

26.1 Payments to Finance Parties

If a Finance Party (a "**Recovering Finance Party**") receives or recovers any amount from an Obligor other than in accordance with Clause 27 (Payment mechanics) and applies that amount to a payment due under the Finance Documents then:

(A) the Recovering Finance Party shall, within three Business Days, notify details of the receipt or recovery to the Agent;

(B) the Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Finance Party would have been paid had the receipt or recovery been received or made by the Agent and distributed in accordance

with Clause 27 (Payment mechanics), without taking account of any Tax which would be imposed on the Agent in relation to the receipt, recovery or distribution; and

(C) the Recovering Finance Party shall, within three Business Days of demand by the Agent, pay to the Agent an amount (the "**Sharing Payment**") equal to such receipt or recovery less any amount which the Agent determines may be retained by the Recovering Finance Party as its share of any payment to be made, in accordance with Clause 27.5 (Partial payments).

26.2 Redistribution of payments

The Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Finance Party) in accordance with Clause 27.5 (Partial payments).

26.3 Recovering Finance Party's rights

(A) On a distribution by the Agent under Clause 26.2 (Redistribution of payments), the Recovering Finance Party will be subrogated to the rights of the Finance Parties which have shared in the redistribution.

(B) If and to the extent that the Recovering Finance Party is not able to rely on its rights under paragraph (A) above, the relevant Obligor shall be liable to the Recovering Finance Party for a debt equal to the Sharing Payment which is immediately due and payable.

26.4 Reversal of redistribution

If any part of the Sharing Payment received or recovered by a Recovering Finance Party becomes repayable and is repaid by that Recovering Finance Party, then:

(A) each Finance Party which has received a share of the relevant Sharing Payment pursuant to Clause 26.2 (Redistribution of payments) shall, upon request of the Agent, pay to the Agent for account of that Recovering Finance Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Finance Party for its proportion of any interest on the Sharing Payment which that Recovering Finance Party is required to pay); and

(B) that Recovering Finance Party's rights of subrogation in respect of any reimbursement shall be cancelled and the relevant Obligor will be liable to the reimbursing Finance Party for the amount so reimbursed.

26.5 Exceptions

(A) This Clause 26 shall not apply to the extent that the Recovering Finance Party would not, after making any payment pursuant to this Clause, have a valid and enforceable claim against the relevant Obligor.

(B) A Recovering Finance Party is not obliged to share with any other Finance Party any amount which the Recovering Finance Party has received or recovered as a result of taking legal or arbitration proceedings, if:

(i) it notified that other Finance Party of the legal or arbitration proceedings; and

(ii) that other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

SECTION 11:
ADMINISTRATION

27. PAYMENT MECHANICS

27.1 Payments to the Agent

(A) On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, that Obligor or Lender shall make the same available to the Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(B) Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in a Participating Member State or London) with such bank as the Agent specifies.

27.2 Distributions by the Agent

Each payment received by the Agent under the Finance Documents for another Party shall, subject to Clause 27.3 (Distributions to an Obligor) and Clause 27.4 (Clawback) be made available by the Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account of that Party as that Party may notify to the Agent by not less than five Business Days' notice with a bank in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London).

27.3 Distributions to an Obligor

The Agent may (with the consent of the Obligor or in accordance with Clause 28 (Set-off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.

27.4 Clawback

(A) Where a sum is to be paid to the Agent under the Finance Documents for another Party, the Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(B) If the Agent pays an amount to another Party and it proves to be the case that the Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Agent shall on demand refund the same to the Agent together with interest on that amount from the date of payment to the date of receipt by the Agent, calculated by the Agent to reflect its cost of funds.

27.5 Partial payments

(A) If the Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obligor under the Finance Documents, the Agent shall apply that payment towards the obligations of that Obligor under the Finance Documents in the following order:

(i) **first**, in or towards payment pro rata of any unpaid fees, costs and expenses of the Agent under the Finance Documents;

(ii) **secondly**, in or towards payment pro rata of any accrued interest, fee or commission due but unpaid under this Agreement;

(iii) **thirdly**, in or towards payment pro rata of any principal due but unpaid under this Agreement; and

(iv) **fourthly**, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

(B) The Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (A)(ii) to (iv) above.

(C) Paragraphs (A) and (B) above will override any appropriation made by an Obligor.

27.6 No set-off by Obligors

All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.

27.7 Business Days

(A) Any payment which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(B) During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.

27.8 Currency of account

(A) Subject to paragraphs (B) to (E) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.

(B) A repayment of a Loan or Unpaid Sum or a part of a Loan or Unpaid Sum shall be made in the currency in which that Loan or Unpaid Sum is denominated on its due date.

(C) Each payment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.

(D) Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.

(E) Any amount expressed to be payable in a currency other than the Base Currency shall be paid in that other currency.

27.9 Change of currency

(A) Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:

(i) any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Agent (after consultation with the Guarantor); and

(ii) any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Agent (acting reasonably).

(B) If a change in any currency of a country occurs, this Agreement will, to the extent the Agent (acting reasonably and after consultation with the Guarantor) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency.

28. SET-OFF

A Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation. If the obligations are in

different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.

29. NOTICES

29.1 Communications in writing

Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by fax, letter or telex.

29.2 Addresses

The address, fax number and telex number (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:

(A) in the case of the Original Guarantor, that identified with its name below;

(B) in the case of each Lender or any other Original Obligor, that notified in writing to the Agent on or prior to the date on which it becomes a Party; and

(C) in the case of the Agent, that identified with its name below,

or any substitute address, fax number, telex number or department or officer as the Party may notify to the Agent (or the Agent may notify to the other Parties, if a change is made by the Agent) by not less than five Business Days' notice.

29.3 Delivery

(A) Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:

(i) if by way of fax, when received in legible form; or

(ii) if by way of letter, when it has been left at the relevant address five Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address; or

(iii) if by way of telex, when despatched, but only if, at the time of transmission, the correct answerback appears at the start and at the end of the sender's copy of the notice;

and, if a particular department or officer is specified as part of its address details provided under Clause 29.2 (Addresses), if addressed to that department or officer.

(B) Any communication or document to be made or delivered to the Agent will be effective only when actually received by the Agent and then only if it is expressly marked for the attention of the department or officer identified with the Agent's signature below (or any substitute department or officer as the Agent shall specify for this purpose).

(C) All notices from or to an Obligor shall be sent through the Agent.

(D) Any communication or document made or delivered to the Guarantor in accordance with this Clause will be deemed to have been made or delivered to each of the Obligors.

29.4 Notification of address, fax number and telex number

Promptly upon receipt of notification of an address, fax number and telex number or change of address, fax number or telex number pursuant to Clause 29.2 (Addresses) or changing its own address, fax number or telex number, the Agent shall notify the other Parties.

29.5 Electronic communication

(A) Any communication to be made between the Agent and a Lender under or in connection with the Finance Documents may be made by electronic mail or other electronic means, if the Agent and the relevant Lender:

(i) agree that, unless and until notified to the contrary, this is to be an accepted form of communication;

(ii) notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and

(iii) notify each other of any change to their address or any other such information supplied by them.

(B) Any electronic communication made between the Agent and a Lender will be effective only when actually received in readable form and in the case of any electronic communication made by a Lender to the Agent only if it is addressed in such a manner as the Agent shall specify for this purpose.

29.6 English language

(A) Any notice given under or in connection with any Finance Document must be in English.

(B) All other documents provided under or in connection with any Finance Document must be:

(i) in English; or

(ii) if not in English, and if so required by the Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

30. CALCULATIONS AND CERTIFICATES

30.1 Accounts

In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.

30.2 Certificates and Determinations

Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

30.3 Day count convention

Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.

31. PARTIAL INVALIDITY

If, at any time, any provision of the Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.

32. REMEDIES AND WAIVERS

No failure to exercise, nor any delay in exercising, on the part of any Finance Party, any right or remedy under the Finance Documents shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

33. AMENDMENTS AND WAIVERS

33.1 Required consents

(A) Subject to Clause 33.2 (Exceptions) any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Obligors and any such amendment or waiver will be binding on all Parties.

(B) The Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this Clause.

33.2 Exceptions

(A) An amendment or waiver that has the effect of changing or which relates to:

(i) the definition of "Majority Lenders" in Clause 1.1 (Definitions);

(ii) an extension to the date of payment of any amount under the Finance Documents;

(iii) a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;

(iv) an increase in or an extension of any Commitment;

(v) a change to the Borrowers other than in accordance with Clause 23 (Changes to the Obligors);

(vi) any provision which expressly requires the consent of all the Lenders; or

(vii) Clause 2.2 (Finance Parties' rights and obligations), Clause 22 (Changes to the Lenders) or this Clause,

shall not be made without the prior consent of all the Lenders.

(B) An amendment or waiver which relates to the rights or obligations of the Agent or the Mandated Lead Arranger may not be effected without the consent of the Agent or the Mandated Lead Arranger.

34. COUNTERPARTS

Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

SECTION 12:
GOVERNING LAW AND ENFORCEMENT

35. GOVERNING LAW

This Agreement is governed by English law.

36. ENFORCEMENT

36.1 Jurisdiction

(A) The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement) (a "Dispute").

(B) The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.

(C) This Clause 36.1 is for the benefit of the Finance Parties only. As a result, no Finance Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law, the Finance Parties may take concurrent proceedings in any number of jurisdictions.

36.2 Service of process

Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):

(A) irrevocably appoints the Guarantor as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(B) agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1
The Original Lenders

Name of Original Lender	Commitment
Lloyds TSB Bank plc	£50,000,000
The Royal Bank of Scotland plc	£50,000,000
Bank of America, N.A.	£35,000,000
BNP Paribas (London Branch)	£30,000,000
Citibank N.A.	£30,000,000
Standard Chartered Bank	£20,000,000

Schedule 2
Conditions precedent

Part I
Conditions Precedent To Initial Utilisation

1. **Original Obligors**

(a) A copy of the constitutional documents of each of the Initial U.K. Borrower and the Original Guarantor.

(b) A copy of the Partnership Agreement

(c) A copy of a resolution of the board of directors of each of the Initial U.K. Borrower and the Original Guarantor:

(i) approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii) authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii) authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(d) A copy of the unanimous consent of the partners of the Initial U.S. Borrower.

(e) A specimen of the signature of each person authorised by the resolution referred to in paragraph (c) above and the unanimous consent referred to in paragraph (d) above.

(f) A certificate of the Original Guarantor (signed by a director) confirming that the utilisation of the Facility in full would not cause any borrowing, guaranteeing or similar limit binding on the Initial U.K. Borrower or the Original Guarantor to be exceeded.

(g) A certificate from a partner of the Initial U.S. Borrower confirming that the utilisation of the Facility in full would not cause any borrowing limit to which it is subject to be exceeded;

(h) A certificate of an authorised signatory of the relevant Original Obligor certifying that each copy document relating to it specified in this Part I of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of this Agreement.

2. **Legal opinions**

(a) A legal opinion of Slaughter and May, addressed to the Agent substantially in the form distributed to the Original Lenders prior to signing this Agreement.

(b) A legal opinion addressed to the Agent from counsel to the Initial U.S. Borrower concerning this Agreement.

3. **Other documents and evidence**

Evidence that the fees, costs and expenses then due from the Initial U.K. Borrower pursuant to Clause 12 (Fees) and Clause 17 (Costs and expenses) have been paid or will be paid by the first Utilisation Date.

Part II
Conditions Precedent Required To Be Delivered By An Additional Borrower

1. An Accession Letter, duly executed by the Additional Borrower and the Guarantor.

2. A copy, of the Certificate of Incorporation and By-laws (if incorporated in the United States) or the Memorandum and Articles of Association (if incorporated in England) or the equivalent constitutional documents of the Additional Borrower.

3. A copy of a resolution of the board of directors of the Additional Borrower:

   (a) approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter;

   (b) authorising a specified person or persons to execute the Accession Letter on its behalf; and

   (c) authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices (including, in relation to an Additional Borrower, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents.

4. A specimen of the signature of each person authorised by the resolution referred to in paragraph 3 above.

5. A certificate of the Additional Borrower (signed by a director) confirming that borrowing the Total Commitments would not cause any borrowing or similar limit binding on it to be exceeded.

6. A certificate of an authorised signatory of the Additional Borrower certifying that each copy document listed in this Part II of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

7. If available, the latest audited financial statements of the Additional Borrower.

8. A legal opinion of Slaughter and May addressed to the Agent.

9. If the Additional Borrower is incorporated in a jurisdiction other than England and Wales, a legal opinion of the legal advisers to the Mandated Lead Arranger and the Agent in the jurisdiction in which the Additional Borrower is incorporated.

10. If the proposed Additional Borrower is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in Clause 36.2 (Service of

process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Borrower.

Part III
Conditions Precedent Required To Be Delivered By The Replacement Guarantor

1. A copy, of the Certificate of Incorporation and the Memorandum and Articles of Association of the Replacement Guarantor.

2. A copy of a resolution of the board of directors of the Replacement Guarantor:

   (a) approving the terms of, and the transactions contemplated by, the Designation Agreement and the Finance Documents and resolving that it execute the Designation Agreement;

   (b) authorising a specified person or persons to execute the Designation Agreement on its behalf; and

   (c) authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents.

3. A specimen of the signature of each person authorised by the resolution referred to in paragraph 2 above.

4. A certificate of the Replacement Guarantor (signed by a director) confirming that guaranteeing the Total Commitments would not cause any guaranteeing or similar limit binding on it to be exceeded.

5. A certificate of an authorised signatory of the Replacement Guarantor certifying that each copy document listed in paragraph 1 and 2 of this Part III of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Designation Agreement.

6. A legal opinion of Slaughter and May addressed to the Agent.

Schedule 3
Requests

Utilisation Request

From: [*Borrower*]

To: [*Agent*]

Dated:

Dear Sirs

£215,000,000 Facility Agreement
dated [●] (the "Agreement")

1. We refer to the Agreement. This is a Utilisation Request. Terms defined in the Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2. We wish to borrow a Loan on the following terms:

Proposed Utilisation Date:	[ ] (or, if that is not a Business Day, the next Business Day)
Currency of Loan:	[ ]
Amount:	[ ] or, if less, the Available Facility
Interest Period:	[ ]

3. We confirm that each condition specified in Clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request.

4. The proceeds of this Loan should be credited to [account].

5. This Utilisation Request is irrevocable.

Yours faithfully

....
authorised signatory for
[*name of relevant Borrower*]

Schedule 4
Mandatory Cost formulae

1. The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2. On the first day of each Interest Period (or as soon as possible thereafter) the Agent shall calculate, as a percentage rate, a rate (the "Additional Cost Rate") for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Agent as a weighted average of the Lenders' Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum.

3. The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Agent as follows:

   (a) in relation to a Sterling Loan:

$$\frac{AB + C(B - D) + Ex0.01}{100 - (A + C)} \text{ per cent. per annum}$$

   (b) in relation to a Loan in any currency other than Sterling:

$$\frac{Ex0.01}{300} \text{ per cent. per annum.}$$

Where:

A is the percentage of Eligible Liabilities (assuming these to be in excess of any stated minimum) which that Lender is from time to time required to maintain as an interest free cash ratio deposit with the Bank of England to comply with cash ratio requirements.

B is the percentage rate of interest (excluding the Margin and the Mandatory Cost and, if the Loan is an Unpaid Sum, the additional rate of interest specified in paragraph (A) of Clause 9.3 (Default interest)) payable for the relevant Interest Period on the Loan.

C is the percentage (if any) of Eligible Liabilities which that Lender is required from time to time to maintain as interest bearing Special Deposits with the Bank of England.

D is the percentage rate per annum payable by the Bank of England to the Agent on interest bearing Special Deposits.

E is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Agent as being the average of the most recent rates of

charge supplied by the Reference Banks to the Agent pursuant to paragraph 6 below and expressed in pounds per £1,000,000.

4. For the purposes of this Schedule:

   (a) "**Eligible Liabilities**" and "**Special Deposits**" have the meanings given to them from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

   (b) "**Fees Rules**" means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

   (c) "**Fee Tariffs**" means the fee tariffs specified in the Fees Rules under the activity group A.1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

   (d) "**Tariff Base**" has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

5. In application of the above formulae, A, B, C and D will be included in the formulae as percentages (i.e. 5 per cent. will be included in the formula as 5 and not as 0.05). A negative result obtained by subtracting D from B shall be taken as zero. The resulting figures shall be rounded to four decimal places.

6. If requested by the Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per £1,000,000 of the Tariff Base of that Reference Bank.

7. Each Lender shall supply any information required by the Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

   (a) the jurisdiction of its Facility Office; and

   (b) any other information that the Agent may reasonably require for such purpose.

   Each Lender shall promptly notify the Agent of any change to the information provided by it pursuant to this paragraph.

8. The percentages of each Lender for the purpose of A and C above and the rates of charge of each Reference Bank for the purpose of E above shall be determined by the

Agent based upon the information supplied to it pursuant to paragraphs 6 and 7 above and on the assumption that, unless a Lender notifies the Agent to the contrary, each Lender's obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

9. The Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 6 and 7 above is true and correct in all respects.

10. The Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 6 and 7 above.

11. Any determination by the Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

12. The Agent may from time to time, after consultation with the Guarantor and the Lenders, determine and notify to all Parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all Parties.

Schedule 5
Form of Transfer Certificate

To: [ ] as Agent

From: [*The Existing Lender*] (the "**Existing Lender**") and [*The New Lender*] (the "**New Lender**")

Dated:

£215,000,000 Facility Agreement
dated [●] (the "Agreement")

1. We refer to the Agreement. This is a Transfer Certificate. Terms defined in the Agreement have the same meaning in this Transfer Certificate unless given a different meaning in this Transfer Certificate.

2. We refer to Clause 22.5 (Procedure for transfer):

   (a) The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation all or part of the Existing Lender's Commitment, rights and obligations referred to in the Schedule in accordance with Clause 22.5 (Procedure for transfer).

   (b) The proposed Transfer Date is [ ].

   (c) The Facility Office and address, fax number and attention details for notices of the New Lender for the purposes of Clause 29.2 (Addresses) are set out in the Schedule.

3. The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (C) of Clause 22.4 (Limitation of responsibility of Existing Lenders).

4. The New Lender confirms that it is a Qualifying Lender

5. This Transfer Certificate may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Transfer Certificate.

6. This Transfer Certificate is governed by English law.

THE SCHEDULE
Commitment/rights and obligations to be transferred

[insert relevant details]

[Facility Office address, fax number and attention details for notices and account details for payments,]

[Existing Lender] [New Lender]

By: By:

This Transfer Certificate is accepted by the Agent and the Transfer Date is confirmed as [ ].

[Agent]

By:

Schedule 6
Form of Accession Letter

To: [ ] as Agent

From: [*Subsidiary*] and [*Guarantor*]

Dated:

Dear Sirs

£215,000,000 Facility Agreement
dated [●] (the "Agreement")

1. We refer to the Agreement. This is an Accession Letter. Terms defined in the Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.

2. [Subsidiary] agrees to become an Additional Borrower and to be bound by the terms of the Agreement as an Additional Borrower pursuant to Clause 23.2 (Additional Borrowers) of the Agreement. [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction].

3. [Subsidiary's] administrative details are as follows:

   Address:

   Fax No:

   Attention:

4. This Accession Letter is governed by English law.

   [Guarantor] [Subsidiary]

Schedule 7
Form of Resignation Letter

To: [ ] as Agent

From: [*resigning Obligor*] and [*Guarantor*]

Dated:

Dear Sirs

£215,000,000 Facility Agreement
dated [●] (the "Agreement")

1. We refer to the Agreement. This is a Resignation Letter. Terms defined in the Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.

2. Pursuant to Clause 23.3 (Resignation of a Borrower), we request that [resigning Obligor] be released from its obligations as a Borrower under the Agreement.

3. We confirm that:

   (a) no Default is continuing or would result from the acceptance of this request; and

   (b) [ ]*

4. This Resignation Letter is governed by English law.

[Guarantor]	[Subsidiary]
By:	By:

---

* Insert any other conditions required by the Facility Agreement.

Schedule 8
Form of Confidentiality Undertaking

[ON LETTERHEAD OF NEW FINANCE PARTY]

To: [*Guarantor*] (the "Company")

And to: [Agent]

And to: [Existing Bank]

Dear Sirs,

£215,000,000 Facility Agreement dated [●] (the "Facility Agreement")

For the purposes of considering the Proposal, we would like you to send us certain documentation and information. In consideration of you and members of the Group agreeing to make available to us this documentation and information, by our signature of a copy of this letter we agree with you and each member of the Group as follows:

1. **Confidentiality Undertaking**

We and our officers, directors and employees undertake:

(a) to keep the Confidential Information confidential and not to disclose it to anyone except as provided for by paragraph 2 below and to ensure that the Confidential Information is protected with security measures and a degree of care that would apply to our own confidential information;

(b) to keep confidential and not disclose to anyone except as provided for by paragraph 2 below the fact that the Confidential Information has been made available or that discussions or negotiations are taking place or have taken place between us in connection with the Proposal.

(c) to use the Confidential Information only in connection with the Proposal;

(d) to use all reasonable endeavours to ensure that any person to whom we pass any Confidential Information (unless disclosed under paragraph 2(b) below) acknowledges and complies with the provisions of this letter as if that person were also a party to it; and

(d) not to make enquiries of any member of the Group or any of their officers, directors, employees or professional advisers relating directly to or indirectly to the Proposal.

2. **Permitted Disclosure**

You agree that we may disclose Confidential Information:

(a) to members of the Participant Group and their officers, directors, employees and professional advisers to the extent necessary for the purpose or consideration of the Proposal and to any auditors of members of the Participant Group;

(b) (i) where requested or required by any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body, (ii) where required by the rules of any stock exchange on which our shares or other securities of any member of the Participant Group are listed or (iii) where required by the laws or regulations of any country with jurisdiction over the affairs of any member of the Participant Group; or

(c) with your prior written consent.

3. **Notification of Required or Unauthorised Disclosure**

We agree (to the extent permitted by law) to inform you prior to any disclosure under paragraph 2(b) (including full details of the circumstances of that disclosure) or upon becoming aware that Confidential Information has been disclosed in breach of this letter.

4. **Return of Copies**

If you so request in writing, we shall return all Confidential Information supplied to us by you or any member of the Group and destroy or permanently erase all copies of Confidential Information made by us and use all reasonable endeavours to ensure that anyone to whom we have supplied any Confidential Information destroys or permanently erases such Confidential Information and any copies made by them, in each case save to the extent that we or the recipients are required to retain any such Confidential Information by any applicable law, rule or regulation or by any competent judicial, governmental, supervisory or regulatory body or in accordance with internal policy, or where the Confidential Information has been disclosed under paragraph 2(b) above.

5. **Continuing Obligations**

The obligations in this letter are continuing and, in particular, shall survive the termination of any discussions or negotiation between you and us. Notwithstanding the previous sentence, the obligations in this letter shall cease on the date twelve months after the later of:

(a) the date we have returned all Confidential Information supplied to us by any member of the Group or you and destroyed or permanently erased all copies of Confidential Information made by us (other than any such Confidential

Information or copies which have been disclosed under paragraph 2 above (other than sub-paragraph 2(a)) or which, pursuant to paragraph 4 above, are not required to be returned or destroyed); and

(b) the date we cease to have any participation or interest (direct or indirect) in the Proposal.

6. **No Representation; Consequences of Breach, etc.**

We acknowledge and agree that:

(a) neither you nor any of your officers, employees or advisers, and no other member of the Group and none of the officers, employees or advisers of any member of the Group (each a "**Relevant Person**"), (i) make any representation or warranty, express or implied, as to, or assume any responsibility for, the accuracy, reliability or completeness of any of the Confidential Information or any other information supplied by you or any member of the Group or the assumptions on which it is based (save to the extent of the representations made or to be made in the Facility Agreement) or (ii) shall be under any obligation to update or correct any inaccuracy in the Confidential Information or any other information supplied by you or any other member of the Group or be otherwise liable to us or any other person in respect of the Confidential Information or any such information (save to the extent required under the Facility Agreement); and

(b) you and other members of the Group may be irreparably harmed by the breach of the terms of this letter and damages may not be an adequate remedy; each Relevant Person may be granted an injunction or specific performance for any threatened or actual breach of the provisions of this letter by us.

7. **No Waiver; Amendments, etc.**

This letter shall not affect any other duty of confidentiality owned by us to any member of the Group. No failure or delay in exercising any right, power or privilege under this letter will operate as a waiver thereof nor will any single or partial exercise of any right, power or privilege preclude any further exercise thereof or the exercise of any other right, power or privileges under this letter. The terms of this letter and your obligations under this letter may only be amended or modified by written agreement between us and you.

8. **Inside Information**

We acknowledge that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation relating to insider dealing and we undertake not to use any Confidential Information for any unlawful purpose. **As a result of being given the Confidential Information we may well become insiders and, therefore, be unable to take certain actions which we would otherwise be able to take.**

9. **Nature of Undertakings**

The undertakings and acknowledgements given by us under this letter are given to you and (without implying any fiduciary obligations on your part) are also given for the benefit of each other member of the Group.

10. **Third party rights**

(a) Each other member of the Group may enforce the terms of this letter by virtue of the Contracts (Rights of Third Parties) Act 1999 (the "**Third Parties Act**").

(b) Subject to paragraph 10(a), a person who is not a party to this letter has no right under the Third Parties Act to enforce or enjoy the benefit of any term of this letter.

(c) Notwithstanding any provisions of this letter, the parties to this letter do not require the consent of any Relevant Person (other than the Company) to rescind or vary this letter at any time.

11. **Governing Law and Jurisdiction**

This letter shall be governed by and construed in accordance with the laws of England and the parties submit to the non-exclusive jurisdiction of the English courts.

12. **Definitions**

"**Confidential Information**" means any information relating to the Company, the Group or the Proposal provided to us in connection with the Proposal by you or any member of the Group or any of your affiliates or advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that (a) is or becomes public knowledge other than as a direct or indirect result of any breach of this letter or (b) is known by us before the date the information is disclosed to us by you or any member of the Group or any of your affiliates or advisers or is lawfully obtained by us after that date, other than from a source which is connected with the Group and which , in either case, as far as we are aware, has not been obtained in violation of, and is not otherwise subject to, any obligation of confidentiality;

"**Group**" means the Company and each of its subsidiaries (as such term is defined in the Companies Act 1985);

"**Participant Group**" means us, each of our holding companies and subsidiaries and each subsidiary of each of our holding companies (as each such term is defined in the Companies Act 1985); and

"**Proposal**" means the proposal that we accept an assignment, transfer or sub-participation in the facility provided pursuant to the Facility Agreement.

Please acknowledge your agreement to the above by signing and returning the enclosed copy.

Yours faithfully,

....
For and on behalf of
[New Finance Party]

To: [New Finance Party]

We acknowledge and agree to the above.

....
For and on behalf of
[*Guarantor*]

Schedule 9
Timetables

	Loans in euro and Dollars	Loans in Sterling	Loans in other currencies
Agent notifies the Guarantor if a currency is approved as an Optional Currency in accordance with Clause 4.3 (*Conditions relating to Optional Currencies*)			Three Business Days after request
Delivery of a duly completed Utilisation Request (Clause 5.1 (*Delivery of a Utilisation Request*) or a Selection Notice (Clause 10.1 (*Selection of Interest Periods*))	In the case of euro, 9.30 am, two Target Days before the Utilisation Date and, in the case of Dollars, 9.30 am, two Business Days before the Utilisation Date	9.30 am on the Utilisation Date	2.00 pm, three Business Days before the Utilisation Date
Agent determines (in relation to a Utilisation) the Base Currency Amount of the Loan, if required under Clause 5.4 (*Lenders' participation*) and notifies the Lenders of the Loan in accordance with Clause 5.4 (*Lenders' participation*)	30 minutes after receipt of Utilisation Request		30 minutes after receipt of Utilisation Request
Agent receives a notification from a Lender under Clause 6.2 (*Unavailability of a currency*)	10.00 am on the Quotation Day		10.00 am on the Quotation Day
Agent gives notice in accordance with Clause 6.2 (*Unavailability of a currency*)	10.30 am on the Quotation Day		10.30 am on the Quotation Day
LIBOR or EURIBOR is fixed	Quotation Day as of 11:00 am (Brussels time in respect of EURIBOR) and 11.00 am in respect of LIBOR	Quotation Day as of 11:00 am	Quotation Day as of 11:00 am

Schedule 10
Form of Designation Agreement for the Replacement Guarantor

THIS SUPPLEMENTAL AGREEMENT is made the , 20 BETWEEN:-

(1) Filtrona plc, a company incorporated with limited liability under the laws of England (registered number) and having its registered office at (the "**Replacement Guarantor**");

(2) Filtrona Finance Limited and FIL Holdings Partnership (the "**Original Borrowers**");

(3) Bunzl plc (the "**Original Guarantor**") and

(4) Lloyds TSB Capital Markets (a division of Lloyds TSB Bank plc) (the "**Agent**") for itself and on behalf of the other Finance Parties.

WHEREAS:-

(A) By a Facility Agreement (the "**Facility Agreement**") dated [ ] made between the Original Borrowers (1), the Original Guarantor as guarantor (2), Lloyds TSB Capital Markets (a division of Lloyds TSB Bank plc) and The Royal Bank of Scotland plc as Mandated Lead Arrangers (3), the financial institutions listed therein as lenders (the "**Lenders**") (4) and the Agent (5) the Lenders have agreed to make available to the Borrowers (as defined in the Facility Agreement) a credit facility in the maximum aggregate amount of £215,000,000.

(B) The Original Guarantor has requested that the Replacement Guarantor be admitted with effect from the Demerger Date as a Guarantor in substitution for the Original Guarantor for the purposes of the Facility Agreement pursuant to Clause 23.5 (Assignments and Transfers by the Guarantor) thereof and the Finance Parties have agreed to such admission.

NOW IT IS HEREBY AGREED as follows:-

1. Unless the context otherwise requires or unless otherwise defined in this Agreement, words and expressions defined in the Facility Agreement shall bear the same meanings respectively when used herein.

2. The parties to this Agreement agree that paragraphs 3, 4, 5, and 6 of this Agreement will take effect subject to:

   (i) the Agent having received all of the documents and other evidence listed in Part III of Schedule 2 (Conditions Precedent Required To Be Delivered by The Replacement Guarantor) to the Facility Agreement in relation to the Replacement Guarantor, each in form and substance reasonably satisfactory to the Agent; and

   (ii) the Demerger having occurred.

3. With effect from the Demerger Date, the Finance Parties hereby admit the Replacement Guarantor as a Guarantor for all the purposes of the Facility Agreement on the terms and conditions hereof.

4. With effect from the Demerger Date, the Replacement Guarantor hereby accepts its admission as a Guarantor as defined in and for the purposes of the Facility Agreement and agrees to perform and to be bound by the terms and conditions of the Facility Agreement and hereby accepts such rights and obligations as are transferred to it pursuant to Clause 5 of this Agreement.

5. With effect from the Demerger Date:-

   (i) the Original Guarantor transfers all of its rights and obligations under the Facility Agreement to the Replacement Guarantor;

   (ii) (a) the Original Guarantor shall be released from all of its obligations to, and suffer the cancellation of its rights against, the Finance Parties and each of the other Obligors; and

   (b) each of the Finance Parties and the other Obligors shall be released from its respective obligations to, and suffer the cancellation of its rights against, the Original Guarantor.

6. For all purposes in connection with the Facility Agreement (including, for the avoidance of doubt but without in any way prejudicing the generality of the foregoing, for the purposes of Clauses 18 (Guarantee), 35 (Governing Law) and 36 (Jurisdiction) of the Facility Agreement) the Replacement Guarantor shall as from the Demerger Date be treated as if it had been a signatory of the Facility Agreement as an additional party thereto, and as if this Agreement were part of the Facility Agreement, and the rights and obligations of the parties to the Facility Agreement as amended by this Agreement shall be construed accordingly.

7. This Agreement and the Facility Agreement shall be read and construed as one document and references in the Facility Agreement to the Facility Agreement (howsoever expressed) shall be read and construed as references to the Facility Agreement as amended by this Agreement and to this Agreement.

8. With effect from the Demerger Date, the Replacement Guarantor represents and warrants to each Finance Party that there has been, as at the Demerger Date, no material adverse change in:

   (i) the financial condition of the Replacement Guarantor from that shown in the special purpose financial statements in Part [●] relating to the Demerger (the "**Listing Particulars**"); and

   (ii) the financial condition of Filtrona International Limited and its subsidiary undertakings from that shown in the special purpose accounts in Part [●] of the Listing Particulars,

which (taken as a whole) would have a material adverse effect on the Replacement Guarantor's ability to comply with its payment obligations under the Finance Documents.

9. Any notice of or other communication required to be given under the Facility Agreement to the Replacement Guarantor shall be given in accordance with Clause 29 (Notices) thereof to the Replacement Guarantor at:-

[ ] Attention: [ ]

Telephone: [ ]

Telex number: [Answerback: [ ]

10. This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

11. This Agreement shall be governed by, and construed in all respects in accordance with, English law and the provisions of Clause 36 (Jurisdiction) of the Facility Agreement shall apply hereto.

AS WITNESS the hands of the duly authorised representatives of the parties hereto the day and year first above written.

[*Replacement Guarantor*]
By:

Filtrona Finance Limited
By:

FIL Holdings Partnership
By:

Bunzl plc
By:

Agent for itself and on behalf of the other Finance Parties
By:

Schedule 11
Form of Creditor's Consent Letter

[*ON LETTERHEAD OF LENDER*]

To: The Directors
Filtrona plc
[Address]

Dear Sirs,

Consent to Capital Reduction

We are aware of the proposal of your company to reduce its capital from £[ ] to [ ] in order to create distributable reserves. As creditors or contingent creditors of the Company we hereby consent to this reduction.

Yours faithfully,

....
For and on behalf of
[Lender]

Schedule 12
Encumbrances of the Replacement Guarantor

1. Encumbrances securing borrowings under a loan agreement dated 21 March 2000 and a final declaration dated 23 January 2003 between SanPaolo IMI SpA (on behalf of the Italian State) as lender and Filtrona Italia SpA as borrower.

SIGNATORIES

ORIGINAL GUARANTOR

BUNZL PLC

By:	D. WILLIAMS
Address:	110 Park Street London W1K 6NX
Telephone:	020 7495 4950
Facsimile:	020 7495 4953

ORIGINAL BORROWERS

FILTRONA FINANCE LIMITED

By:	T. R. HAYTER
Address:	Avebury House 201-249 Avebury Boulevard Milton Keynes MK9 1AU
Telephone:	01908 359 100
Facsimile:	01908 359 120

FIL HOLDINGS PARTNERSHIP

By:	P. HUSSEY FOR AND ON BEHALF OF FIL HOLDINGS (NO.2) LIMITED
Address:	c/o McSweeney Burtch & Crump 11 South Twelfth Street Richmond Virginia 23218 Attention: Beverley L. Crump, Esquire
Telephone:	001804 783 6800
Facsimile:	001 804 783 2130

AGENT

LLOYDS TSB CAPITAL MARKETS (a division of Lloyds TSB Bank plc)

By: J. MURRAY

Address: Loans and Administration Department
Bank House
Wine Street
Bristol BS1 2AN

Telephone: 0117 923 3359

Facsimile: 0117 923 3367

MANDATED LEAD ARRANGERS

LLOYDS TSB CAPITAL MARKETS (a division of Lloyds TSB Bank plc)

By: J. MURRAY

THE ROYAL BANK OF SCOTLAND PLC

By: S. M. BARLOW

ORIGINAL LENDERS

LLOYDS TSB BANK PLC

By: J. MURRAY

THE ROYAL BANK OF SCOTLAND PLC

By: S. M. BARLOW

BANK OF AMERICA, N.A.

By: C. R. W. RUFF

BNP PARIBAS (LONDON BRANCH)

By: A. HUNTER M. REDFERNE

CITIBANK N.A.

By: R. W. BURNABY

STANDARD CHARTERED BANK

By: A. SALLAKH A.J. BEDFORD

CONFORMED COPY

Dated 3 May, 2005

£215,000,000 FACILITY AGREEMENT

for

FILTRONA FINANCE LIMITED
FIL HOLDINGS PARTNERSHIP
AS ORIGINAL BORROWERS

BUNZL PLC AS ORIGINAL GUARANTOR

LLOYDS TSB CAPITAL MARKETS (a division of Lloyds TSB Bank plc)
THE ROYAL BANK OF SCOTLAND PLC

AS MANDATED LEAD ARRANGERS

with

LLOYDS TSB CAPITAL MARKETS (a division of Lloyds TSB Bank plc)
acting as Agent

Slaughter and May
One Bunhill Row
London EC1Y 8YY
(Ref: AGB/GPZB/HMZC)

CC051230084

CONTENTS PAGE

SALE AND PURCHASE AGREEMENT

between

IWP INTERNATIONAL B.V.
IWP (U.K.) HOLDINGS PLC
IWP INTERNATIONAL PLC

and

BUNZL B.V.
BUNZL PLC

in relation to all shares in the capital of

JOHAN PÜTZFELD INDUSTRIE- EN HANDELSCOMPAGNIE B.V.
SKIFFY U.K. LIMITED
IWP INTERNATIONAL S.A.

Schedules to the Sale and Purchase Agreement
Powers of Attorney
Miscellaneous

6 February 2004


VanDoorne
Advocaten • Notarissen • Fiscalisten

SIGNING BINDER
in connection with the

SALE AND PURCHASE AGREEMENT

between

IWP INTERNATIONAL B.V.
IWP (U.K.) HOLDINGS PLC

(as Sellers)

IWP INTERNATIONAL PLC

(as Guarantor)

and

BUNZL B.V.

(as Purchaser)

BUNZL PLC

(as Guarantor)

in relation to all shares in the capital of

JOHAN PÜTZFELD INDUSTRIE- EN HANDELSCOMPAGNIE B.V.
SKIFFY U.K. LIMITED
IWP INTERNATIONAL S.A.

(the Companies)

6 February 2004

Van Doorne
Jachthavenweg 121
P.O. Box 75265
1070 AG Amsterdam
The Netherlands


VanDoorne
Advocaten • Notarissen • Fiscalisten

INDEX

Sale and Purchase Agreement

Schedules to the Sale and Purchase Agreement

1 Data Room Documents
2 Deeds of Transfer
3 Disclosure Letter
4 Completion Accounts, (Estimated) Net Operating Assets Statement and (Estimated) Indebtedness Statement
5 Warranties
6 Capital expenditures
7 Escrow Agreement
8 Sellers' Group financing arrangements

Powers of Attorney

1 Purchaser
2 Sellers

Miscellaneous

1 Board resolution Skiffy France approving the transfer of shares
2 Employment contract Mr. De Gier

SEPARATE BINDERS

Annexes to the Warranties

1 Articles of association of the Companies
2 Extracts of the registers
3 Accounts
4 Underlying Accounts
5 Statutory Accounts
6 Reconciliation Statements
7 Management Accounts
8 Owned Real Estate
9 Leased Real Estate
10 Intellectual Property Rights
11 Information Technology
12 Employee Benefit Plans
13 List of Employees
14 Banking arrangements
15 Insurance policies
16 Claims made under insurance policies
17 General terms and conditions Skiffy
18 Litigation

Sale and Purchase Agreement

Execution copy

SALE AND PURCHASE AGREEMENT

between

IWP INTERNATIONAL B.V.
IWP (U.K.) HOLDINGS PLC

(as Sellers)

IWP INTERNATIONAL PLC

(as Guarantor)

and

BUNZL B.V.

(as Purchaser)

BUNZL PLC

(as Guarantor)

in relation to all shares in the capital of

JOHAN PÜTZFELD INDUSTRIE- EN HANDELSCOMPAGNIE B.V.
SKIFFY U.K. LIMITED
IWP INTERNATIONAL S.A.

(the Companies)

6 February 2004

Van Doorne
Jachthavenweg 121
P.O. Box 75265
1070 AG Amsterdam
The Netherlands

INDEX

Clause		Page

SCHEDULES

1. Data Room Documents
2. Deeds of Transfer
3. Disclosure Letter
4. Completion Accounts, (Estimated) Net Operating Assets Statement and (Estimated) Indebtedness Statement
5. Warranties
6. Capital expenditures
7. Escrow Agreement
8. Sellers' Group financing arrangements

SALE AND PURCHASE AGREEMENT

THIS AGREEMENT is made the 6th day of February 2004 between:

(1) **IWP INTERNATIONAL B.V.**, a private company with limited liability, incorporated under the laws of The Netherlands, having its statutory seat in Vlijmen, The Netherlands ("**Seller 1**");

(2) **IWP (U.K.) HOLDINGS PLC**, a public company with limited liability, incorporated under the laws of England and Wales with registration number 02350078, having its registered office in Sunbury on Thames, United Kingdom ("**Seller 2**");

(3) **IWP INTERNATIONAL PLC**, a public company with limited liability, incorporated under the laws of the Republic of Ireland, having its registered office in Dublin ("**IWP**" or "**Guarantor**");

(4) **BUNZL B.V.**, a private company with limited liability, incorporated under the laws of the Netherlands, having its statutory seat in Amsterdam ("**Purchaser**");

(5) **BUNZL PLC**, a public company with limited liability, incorporated under the laws of England and Wales, having its registered office in London, United Kingdom ("**Bunzl Guarantor**");

WHEREAS:

(A) Seller 1 is the holder of all issued and outstanding shares in the capital of Johan Pützfeld Industrie- en Handelscompagnie B.V., a private company with limited liability, incorporated under the laws of The Netherlands, having its statutory seat in Amsterdam, The Netherlands ("**Skiffy NL**") and of all issued and outstanding shares (except for three shares held by management) in the capital of IWP International S.A., a private company with limited liability, incorporated under the laws of France, having its statutory seat in Lingolsheim, France ("**Skiffy France**");

(B) Seller 2 is the holder of all issued and outstanding shares in the capital of Skiffy U.K. Limited, a private company with limited liability, incorporated under the laws of England and Wales with registration number 02383222, having its registered office in Wombourne, Wolverhampton, United Kingdom ("**Skiffy UK**")(Skiffy NL, Skiffy France and Skiffy UK collectively: the "**Companies**", and all the issued shares in the Companies to be defined as "**Shares**");

(C) Sellers have decided to divest their shareholdings in the Companies and in regard thereto have invited interested potential purchasers to make an offer for the purchase of the Shares, taking into account the procedure referred to in the Information Memorandum (as defined below), to which procedure Purchaser has agreed;

(D) Purchaser has on 28 July 2003 submitted a non-binding preliminary offer for the Shares on the basis of the information contained in the Information Memorandum;

(E) on behalf of Sellers a letter dated 1 August 2003, setting out the procedures for submission of final offers, has been sent to Purchaser and Purchaser has been invited to submit a binding final offer for the Shares;

(F) Sellers have caused the Skiffy Group (as defined below) and its advisors to prepare a Data Room (as defined below), containing certain information in relation to the businesses conducted by the Skiffy Group;

(G) Sellers have subsequently permitted Purchaser and its advisors access to the Data Room;

(H) Purchaser was given the opportunity to meet with the management of the Skiffy Group, to visit premises and to ask questions of the management and the advisors of the Skiffy Group;

(I) following this procedure and certain correspondence between, on the one hand, the advisors of Sellers and Sellers, and on the other hand, the advisors of Purchaser and Purchaser, Purchaser has made a final offer for the Shares by letters dated 1 September, 26 September and 15 December 2003 on the basis whereof Sellers and Purchaser have entered into negotiations on this Agreement;

(J) Purchaser is willing to purchase the Shares from Sellers and Sellers are willing to sell the Shares to Purchaser, subject to the terms and conditions of this Agreement;

(K) each of the Parties has taken all necessary corporate action and has obtained any and all necessary internal and third party approvals, consents and permits for the acquisition contemplated by this Agreement (including the approval by the managing board of Skiffy France for the proposed sale of all the issued shares in Skiffy France, except for the three shares currently held by management, in compliance with the laws of France and the articles of association of Skiffy France), except for those approvals and consents which are pending as a condition precedent referred to in Clause 4;

HAVE AGREED AS FOLLOWS:

1 Interpretation

1.1 In this Agreement the following capitalised words shall have the following meanings:

(a) "**Accounts**" means the Companies' and the Subsidiaries' annual accounts (as consolidated by IWP in the Information Memorandum), prepared in accordance with Irish GAAP, consisting of a balance sheet as of the Last Accounting Date and a profit and loss account for the financial year ending on the Last Accounting Date, which are based on the audited annual accounts of the individual Companies and Subsidiaries, where applicable, attached as Annex 3 to Schedule 5;

(b) "**Agreement**" means this agreement, including the recitals, with the Schedules and Annexes thereto;

(c) "**Annexes**" means the annexes to the Warranties;

(d) "**Bunzl Guarantor**" means Bunzl plc, the ultimate parent company of Purchaser;

(e) "**Business Day**" means any day other than a Saturday or Sunday or a public holiday in Ireland, the UK or The Netherlands;

(f) "**Business Information**" means all material information relating to the Companies and/or the Subsidiaries including (but without limitation) industrial and commercial information and techniques including (but not limited to) drawings, formulae, test reports, operating and testing procedures, shop practices, instruction manuals and tables of operating conditions and including all information relating to the supply of any materials to the Companies and/or Subsidiaries and the marketing of any products or services supplied by the Companies and/or Subsidiaries, including customer names and lists, sales targets, sales statistics, market share statistics, marketing surveys and reports, marketing research and any advertising or other promotional material;

(g) "**Cash**" means the aggregate amount of the cash and cash equivalents of each of the Companies and Subsidiaries, including cheques, cash in hand and their bank account balances (as per the relevant cash books) as at close of business on the Completion Date;

(h) "**Companies**" means Johan Pützfeld Industrie- en Handelscompagnie B.V., Skiffy UK Limited and IWP International S.A. collectively;

(i) "**Completion**" means the completion of the sale, purchase and transfer of the Shares by carrying out each of the steps listed in Clause 6;

(j) "**Completion Accounts**" means the consolidated accounts of the Companies and the Subsidiaries as at close of business on the Completion Date, consisting of a balance sheet as at the Completion Date and a profit and loss account for the period from 1 April 2003 through the Completion Date, to be prepared in the manner as set forth in Clause 7 and Schedule 4;

(k) "**Completion Date**" means the first Friday falling on a Business Day and no less than 3 Business Days after the date on which the conditions in Clause 4.1 have been satisfied or waived in accordance with this Agreement, but in any event falling no later than 26 March 2004;

(l) "**Dangerous Substances**" means all substances and/or preparations (i) which are radio-active, toxic, unhealthy, annoying, explosive or inflammable or which may for any other reason be dangerous to man, animal or environment, or (ii) the extraction, manufacture, possession or disposal of which is prohibited or subject to restrictions pursuant to any statutory provision;

(m) "**Data Room**" means the data room containing the Data Room Documents made available to Purchaser and its advisors at the offices of Van Doorne in Amsterdam;

(n) "**Data Room Documents**" means the documents made available to Purchaser and its advisors in the Data Room and directly made available to Purchaser by other means, which documents are listed in Schedule 1;

(o) "**DCC**" means the Dutch Civil Code (*Burgerlijk Wetboek*);

(p) "**Deeds of Transfer**" means the relevant Dutch, English and French documents to transfer the Shares in the forms attached hereto as Schedule 2;

(q) "**Disclosed Information**" means the information in relation to the Skiffy Group as disclosed in (i) the Agreement, (ii) the Data Room Documents and (iii) the Disclosure Letter;

(r) "**Disclosure Letter**" means the disclosure letter from Sellers to Purchaser as of the Signing Date, attached hereto as Schedule 3, to be countersigned for acceptance by Purchaser for the purpose of identifying the matters which Sellers thereby disclose against the Warranties;

(s) "**Due Diligence Investigation**" means the investigation by and on behalf of Purchaser into the financial, commercial, operational, legal, environmental and tax aspects of the Skiffy Group;

(t) "**Encumbrance**" any security right, charge or other limited right (*beperkte rechten*), attachment, right of first refusal, right to acquire, retention of title or any other right limiting the authority or ability to use, own or transfer, or agreement to create any of the foregoing;

(u) "**Escrow Agent**" means De Brauw Blackstone Westbroek N.V.;

(v) "**Escrow Agreement**" means the escrow agreement to be entered into by Sellers, Purchaser and the Escrow Agent at Completion in the form of the draft attached hereto as Schedule 7;

(w) "**Escrow Amount**" means a part of the Purchase Price, being an amount of EUR 500,000 (five hundred thousand Euro), to be held in escrow by the Escrow Agent in accordance with the Escrow Agreement;

(x) "**Estimated Indebtedness Statement**" means the statement to be drawn up by Sellers in the form and on the basis set out in Schedule 4 providing Sellers' good faith best estimate of the Inter-Group Receivables, Inter-Group Payables, Cash and Financial Debt;

(y) "**Estimated Net Operating Assets Statement**" means the statement to be drawn up by Sellers in the form and on the basis set out in Schedule 4 providing Sellers' good faith best estimate of the Net Operating Assets;

(z) "**Financial Debt**" means, in relation to each Company and Subsidiary, the aggregate amount, as at close of business on the Completion Date, of all outstanding borrowings, including bank loans, overdrafts, bonds and other loans, and finance leases (together in each case with accrued interest thereon), but excluding any amounts to be included in the Net Operating Assets or in the Inter-Group Indebtedness, (i) owed by such Company or Subsidiary to any third party (in which case the indebtedness shall be expressed as a positive figure) or (ii) owed by any third party to such Company or Subsidiary (in which case the indebtedness shall be expressed as a negative figure), and, for the purposes of this definition, third party shall exclude any member of Sellers' Group;

(aa) "**GAAP**" means Generally Accepted Accounting Principles;

(bb) "**Indebtedness Statement**" means the statement to be drawn up by Purchaser in the form and on the basis set out in Schedule 4 setting out the Inter-Group Receivables, Inter-Group Payables, Cash and Financial Debt;

(cc) "**Information Memorandum**" means the document prepared for information purposes and being furnished to Purchaser by Downer & Company, dated June 2003;

(dd) "**Information Technology**" means all computer systems, communication systems, software and hardware which at or before Completion is used by any of the Companies or Subsidiaries;

(ee) "**Intellectual Property Rights**" means all copyrights, related rights, patents, plant breeders' rights, rights to designs or models, semiconductor topography rights, trade mark rights, rights to trade names, database rights, rights to domain names, rights in design, developed and proprietary software, rights in know-how, applications for and rights to obtain any intellectual property right, and any other rights to intellectual products and similar rights under Dutch, French or any other foreign law, owned, used in or for the purposes of the Skiffy Group;

(ff) "**Inter-Group Indebtedness**" means the aggregate amount of the Inter-Group Receivables minus the aggregate amount of the Inter-Group Payables;

(gg) "**Inter-Group Payables**" means, in relation to each Company and Subsidiary, all amounts owed by such Company or Subsidiary to a member of Sellers' Group in respect of loans and other indebtedness (which amounts shall be expressed as a positive figure), as at close of business on the Completion Date, but excluding any item to be included in calculating Cash or Financial Debt;

(hh) "**Inter-Group Receivables**" means in relation to each Company and Subsidiary, all amounts owed by a member of Sellers' Group to such Company or Subsidiary in respect of loans and other indebtedness, as at close of business on the Completion Date, but excluding any item to be included in calculating Cash or Financial Debt;

(ii) "**IWP**" or "**Guarantor**" means IWP International plc, the ultimate owner of the Skiffy Group;

(jj) "**Last Accounting Date**" means 31 March 2003;

(kk) "**Management Accounts**" means the aggregated management accounts of the Companies and Subsidiaries prepared by management of the Skiffy Group in the IWP standard format based on the underlying monthly ledgers of Skiffy NL, Skiffy UK, Skiffy Normteile GmbH, Skiffy SA (Pty) Ltd and Skiffy France (including Skiffy France S.A.S. and ACME S.A.S.) for each of the twelve monthly periods ending on 31 December 2003, comprising a profit and loss account, balance sheet and cash flow statement, attached to this Agreement as Annex 7 to Schedule 5;

(ll) "**Net Operating Assets**" means the aggregated net operating assets of the Companies and the Subsidiaries as at close of business on the Completion Date, determined in accordance with Schedule 4;

(mm) "**Net Operating Assets Statement**" means the statement to be prepared by Purchaser in the form and on the basis set out in Schedule 4 setting out the Net Operating Assets;

(nn) "**Notary**" means Mr. Jean Schoonbrood or another civil law notary (*notaris*) (or in either case his or her deputy (*plaatsvervanger*)) of De Brauw Blackstone Westbroek N.V. officiating in Amsterdam;

(oo) "**Parties**" means the parties to this Agreement;

(pp) "**Purchase Price**" means as per Clause 3, the purchase price payable by Purchaser to Sellers in consideration for the Shares;

(qq) "**Purchaser**" means Bunzl B.V. as described in more detail above;

(rr) "**Purchaser's Group**" means Purchaser and all of its direct or indirect subsidiaries, group and parent companies, and all subsidiaries and group companies of such parent companies, but excluding the Skiffy Group;

(ss) "**Reconciliation Statements**" means (i) the statement of reconciliation between the Management Accounts for the month ended on the Last Accounting Date and the Accounts, and (ii) the statement of reconciliation between the Statutory Accounts and the Underlying Accounts for Skiffy UK, Skiffy France and Skiffy France S.A.S., and (iii) the statement of reconciliation between the Management Accounts for the month ended on the Last Accounting Date and the Underlying Accounts, all as attached as Annex 6 to Schedule 5;

(tt) "**Schedules**" means the schedules to this Agreement;

(uu) "**Seller 1**" means IWP International B.V., as described in more detail above;



(vv) "**Seller 2**" means IWP (U.K.) Holdings plc, as described in more detail above;

(ww) "**Sellers**" means Seller 1 and Seller 2 both collectively and individually;

(xx) "**Sellers' Group**" means Sellers and IWP and all of their direct or indirect subsidiaries, group companies and parent companies, and all subsidiaries and group companies of such parent companies, but excluding the Companies and the Subsidiaries;

(yy) "**Shares**" means all issued and outstanding shares in the capital of the Companies;

(zz) "**Signing Date**" means the date of signing of this Agreement;

(aaa) "**Skiffy France**" means IWP International S.A.;

(bbb) "**Skiffy Group**" means the Companies and the Subsidiaries;

(ccc) "**Skiffy NL**" means Johan Pützfeld Industrie- en Handelscompagnie B.V.;

(ddd) "**Skiffy UK**" means Skiffy U.K. Limited;

(eee) "**Statutory Accounts**" means the audited accounts of Skiffy UK, Skiffy France and Skiffy France S.A.S. for the financial year ended on the Last Accounting Date as filed with the relevant local commercial registers in accordance with applicable laws, attached as Annex 5 to Schedule 5;

(fff) "**Subsidiaries**" means Skiffy Normteile GmbH, Skiffy SA (Pty) Ltd, Skiffy France S.A.S. and ACME S.A.S. collectively;

(ggg) "**Subsidiaries Shares**" means all issued and outstanding shares in the capital of the Subsidiaries;

(hhh) "**Tax Authority**" means any taxing or other authority anywhere in the world competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any law in relation to Taxation;

(iii) "**Taxes**" or "**Taxation**" means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, capital contributions, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including without limitation social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto;

(jjj) "**Taxation Saving**" has the meaning ascribed thereto in Clause 10.2;

(kkk) "**Third Party Bank Account**" means the third party bank account (*derdenrekening*) of the Notary with ABN AMRO Bank N.V. at Rotterdam, account number 50.34.36.720 and SWIFT-code ABN ANL 2R and IBAN code NL35 ABNA 0503 4367 20;

(lll) "**Underlying Accounts**" means the SAF (Standard Accounting Forms) packs of the individual Companies and Subsidiaries for the financial year ending on the Last Accounting Date, which have been drawn up in accordance with all applicable accounting procedures and the applicable laws on a basis consistent with previous years, attached as Annex 4 to Schedule 5;

(mmm) "**Warranties**" means the warranties set forth in Schedule 5.

1.2 Where any reference is made in this Agreement to the "**ordinary course of business**" of the Skiffy Group, such reference shall be construed as a reference to the business activities conducted by the Skiffy Group in the ordinary course during the twelve month period prior to the Signing Date.

1.3 In this Agreement, a reference to:

(a) a document in the "**agreed form**" is a reference to a document in a form approved and for the purposes of identification signed by or on behalf of each Party;

(b) an affiliated party of Purchaser shall include the Companies and Subsidiaries upon Completion;

(c) a statutory provision includes a reference to a statutory provision as modified or re-enacted or both from time to time before the Completion Date and any subordinate legislation made under the statutory provision before the Completion Date;

(d) singular words shall include the plural and vice-versa and words in a particular gender shall include all genders, unless the context requires otherwise;

(e) a person includes a reference to a natural person, firm, company, governmental body, body corporate, foundation, association or partnership;

(f) a person includes a reference to that person's legal personal representatives and successors; and

(g) a Clause or Schedule, unless indicated to the contrary, is a reference to a Clause of, or Schedule to, this Agreement.

1.4 In this Agreement, Clause headings are inserted for convenience purposes only and shall not affect the construction of this Agreement.

1.5 In the event of a discrepancy between an English language word and a Dutch language word used to clarify the same, the meaning of the Dutch language word shall prevail.

1.6 All payments pursuant to this Agreement shall be made in Euro.

2 Sale, purchase and transfer of the Shares

2.1 Subject to the terms and conditions of this Agreement, Sellers hereby sell the Shares to Purchaser and Purchaser hereby purchases the Shares from Sellers. The sale and purchase of the Shares shall have effect from the Completion Date, to the effect that all benefits and obligations of any nature whatsoever accrued in respect of the Shares after the Completion Date are for Purchaser, unless otherwise provided in this Agreement.

2.2 Subject to the terms and conditions of this Agreement, Sellers shall transfer unencumbered legal and beneficial title to the Shares to, at Purchaser's election as notified to Sellers in time before the Completion Date, Purchaser and/or one or more members of the Purchaser's Group to be nominated by Purchaser, and Purchaser and/or such nominated member(s) shall accept the same from Sellers, on the Completion Date through the execution of the Deeds of Transfer, also containing acknowledgement of such transfer by the Companies. In the event Purchaser nominates any one or more members of Purchaser's Group to acquire any of the Shares, all references to Purchaser in this Agreement relating to the compensation or damages of Purchaser, shall be deemed to include such aforementioned nominated members of the Purchaser's Group.

2.3 Purchaser's nominating any one or more members of Purchaser's Group to acquire any of the Shares shall not affect or prejudice Purchaser's obligations under this Agreement. In all events, Purchaser shall be the sole counter party of Sellers, either by itself and/or for and on behalf of any member of Purchaser's Group nominated pursuant to Clause 2.2.

3 Purchase Price and Escrow

3.1 Subject to Clause 3.3, the purchase price shall be an amount of EUR 28,070,000 (twenty eight million seventy thousand Euro) (the "**Purchase Price**"). The Purchase Price for the Shares is allocated to the Companies as follows: 1.2% for the Skiffy UK Shares, 8.8% for the Skiffy France Shares and 90% for the Skiffy NL Shares.

3.2 Purchaser shall ultimately on the Business Day prior to the Completion Date wire an amount equal to the Purchase Price, provisionally adjusted, as the case may be, in accordance with the provisions of Clause 5.3, to the Third Party Bank Account of the Notary. Sellers and Purchaser shall procure that prior to the execution of the Deeds of Transfer, the Notary shall hold the aforementioned amounts on behalf of Purchaser and upon execution of the Deeds of Transfer, the Notary shall hold the amount of the Purchase Price, as so adjusted, less the Escrow Amount for the benefit of Sellers. The Notary is hereby instructed, and Sellers and Purchaser shall procure that the Notary takes the necessary action, to release the amount equal to the Purchase Price, provisionally adjusted, as the case may be, in accordance with the provisions of Clause 5.3, minus the Escrow Amount to Sellers immediately upon execution of the Deeds of Transfer by wiring such amount to the bank account of Sellers (for that purpose to be designated by Sellers ultimately one Business Day prior to the Completion Date). The

Escrow Amount shall be held by the Escrow Agent in accordance with the Escrow Agreement.

3.3 The definitive purchase price to be paid by Purchaser in consideration for the sale and purchase of the Shares shall be the Purchase Price as adjusted in accordance with the procedure set forth in Clauses 5.3 and 7.

4 Conditions Precedent

4.1 The sale and purchase of the Shares are subject to each of the following conditions precedent (*opschortende voorwaarden*) being satisfied in accordance with this Clause 4:

(a) approval by the UK Listing Authority and the Irish Stock Exchange of the circular to shareholders of IWP to be prepared in connection with the proposed sale of the Shares, in accordance with chapters 10 and 14 of the UK Listing Rules, provided that Purchaser has approved the content of such circular, to the extent it refers to the terms of this Agreement, Purchaser's Group or the Skiffy Group, prior to its submission to the UK Listing Authority and the Irish Stock Exchange, which approval shall not be unreasonably withheld;

(b) IWP shareholders approval for the sale of the Shares (such approval to be forthwith notified by Sellers or Guarantor to Purchaser);

(c) in the event that the transfer of the Shares requires government authorisation pursuant to competition laws from any country, the competent authorities of such country having granted the clearance required under its respective competition laws, without imposing any conditions or obligations that are not on terms reasonably satisfactory to Sellers and Purchaser, or it being clear that such clearance is deemed to have been granted;

(d) no breach of the Warranties having become apparent or occurred prior to Completion that materially affect the Skiffy Group's business taken as a whole;

(e) no facts or circumstances having become apparent or occurred prior to Completion that materially affect the Skiffy Group's business taken as a whole;

(f) all issued shares in the Companies and the Subsidiaries being held directly or indirectly by the Sellers, which shares shall be transferred directly or indirectly to Purchaser (and/or any member(s) of Purchaser's Group nominated by Purchaser) at Completion, including the three shares in Skiffy France currently held by management which shall also be transferred by Seller 1 at Completion;

(g) there being no Encumbrances on any of the assets of the Companies and the Subsidiaries or the Shares;

(h) the Companies and Subsidiaries being unconditionally and irrevocably released from their obligations under Sellers' Group financing arrangements, including, without limitation, the arrangements referred to in Schedule 8.

4.2 Sellers shall use reasonable endeavours to satisfy the conditions in Clauses 4.1(a), (b), (f), (g) and (h) as soon as possible after signing this Agreement. Sellers and Purchaser shall each use reasonable endeavours to satisfy the condition in Clauses 4.1(c) as soon as possible after signing this Agreement. If at any time Sellers or Purchaser become(s) aware of any fact or circumstance which might prevent a condition set out in Clause 4.1 from being satisfied before Completion, it shall immediately inform the others thereof.

4.3 The conditions set out in Clauses 4.1(a) and (b) may not be waived by any of the Parties. Purchaser may at any time in its sole discretion waive any of the conditions in Clauses 4.1(c), (d), (e), (f), (g) and (h).

4.4 If on or before 10:00 am Netherlands time on 26 March 2004 any of the conditions set out in Clause 4.1 has not been satisfied or, where applicable, waived, Sellers or Purchaser may by notice to the other Parties on that date rescind (*ontbinden*) this Agreement with immediate effect. In such event, no Party shall have any claim against any other Party under this Agreement, save for any claim arising from any breach of this Agreement or at law.

4.5 If this Agreement is rescinded (*ontbonden*) pursuant to Clause 4.4, all further rights and obligations of the Parties shall cease to exist immediately upon rescission, but rescission shall not affect the obligations of the Parties in relation to confidential information pursuant to Clause 13 and the terms of the confidentiality agreement between Downer & Company and Bunzl plc dated 24 July 2003.

5 Pre-Completion

5.1 Between the Signing Date and the Completion Date (both dates inclusive), Sellers (and, to the extent applicable, Guarantor) shall:

(a) subject to Clause 5.1(e), do nothing to damage the goodwill of the business of the Skiffy Group and shall procure that the business of the Skiffy Group will be carried on as a going concern in the ordinary course, in a manner consistent with past practice, and in accordance with applicable requirements and licenses and shall procure that the practice of each member of the Skiffy Group regarding payment of creditors and collection of debts, including, without limitation, the terms and timing of payments by customers and to suppliers, is maintained as the same applied to such matters during the four months preceding the Signing Date and maintain good relations with its customers, suppliers, resellers and other third parties;

(b) notify Purchaser without delay of:

(i) any material change in the financial situation and prospects of the Skiffy Group;

(ii) to the extent material to the business of the Skiffy Group, any official investigation or complaint concerning the Skiffy Group, any legal action taken against the Skiffy Group as well as any notification or

communication that gives notice of default to any of the Companies or Subsidiaries under any agreement;

(c) procure that all existing insurance policies for the benefit of the Skiffy Group remain in force in all material respects on the same terms and similar level of cover prevailing at the Signing Date;

(d) obtain the prior written approval of Purchaser in respect of any material decision to be taken by any of Sellers, the Companies or Subsidiaries in relation to the business of the Skiffy Group or any shareholder's resolution in relation to any of the Companies or Subsidiaries, which approval shall not be unreasonably withheld;

(e) procure that the Skiffy Group does not, without the prior written approval of Purchaser:

(i) except if and to the extent set out in Schedule 6, enter into any agreement or incur any commitment involving any capital expenditure in excess of EUR 50,000 in aggregate, exclusive of VAT;

(ii) enter into any agreement or commitment which is not capable of being terminated with six (6) months' notice or less without compensation being payable, or in respect of which the Skiffy Group will incur a loss greater than the benefit provided by such agreement or commitment;

(iii) make any amendment to the terms and conditions of, or terminate the agreement in respect of, employment (including, without limitation, remuneration, pension entitlements and other benefits) of any employee of the Skiffy Group or the relationship with any commercial agents or resellers, dismiss any board member or other officer of the Skiffy Group or commercial agent or reseller, or enter into any agreements with or appoint any new employees, commercial agents or resellers;

(iv) have any Inter-Group Payables, Inter-Group Receivables or Financial Debt;

(v) declare, make or pay any dividend, bonus, loan or other distribution to shareholders or any other member of the Sellers' Group;

(f) provide Purchaser with any material information regarding the Skiffy Group that may be relevant to a purchaser of the Skiffy Group, including any breach, or threat of a breach, of Warranty or of this Agreement becoming apparent or occurring;

(g) subject to the prior written consent of Sellers (not to be unreasonably withheld), allow Purchaser, on Business Days and hours, reasonable access to the management of the Skiffy Group and to the location or locations where

the Skiffy Group's business is conducted or property of the Skiffy Group is situated, and enable Purchaser to inspect that business and property;

(h) provide to Purchaser management accounts for the Skiffy Group, prepared on a basis consistent with the Management Accounts, within 15 (fifteen) Business Days of the end of each calendar month, beginning with the management accounts for January 2004;

(i) procure the installation of recovery facilities and disaster recovery procedures to ensure that the software and data contained in the Information Technology can be replaced or substituted without undue interruption in the event of a failure in the Information Technology so as to continue the operations of the Skiffy Group in the ordinary course of business; and

(j) without prejudice to Clauses 5.1(a) through (i), take or refrain from any action necessary to procure that no breach of Warranties or other breach of this Agreement occurs or continues.

5.2 Sellers shall on the second Business Day prior to the Completion Date deliver to Purchaser:

(a) the Estimated Net Operating Assets Statement;

(b) the Estimated Indebtedness Statement;

(c) copies of bank statements as per the date being two Business Days prior to the Completion Date for each of the Companies and Subsidiaries providing information as to the balance per such date of each and every account which such Company and Subsidiary holds with banks and other financial institutions and a reconciliation between such bank statements and the cash book of the Skiffy Group.

5.3 On the basis of the documents submitted as per Clause 5.2, the Parties will provisionally adjust the Purchase Price as follows:

(a) to the extent that the Net Operating Assets, as shown by the Estimated Net Operating Assets Statement, exceed an amount of EUR 7,145,000 (seven million one hundred forty five thousand Euro), an amount equal to such excess shall be added to the Purchase Price;

(b) to the extent that the Net Operating Assets as set out in the Estimated Net Operating Assets Statement, are less than EUR 7,145,000 (seven million one hundred forty five thousand Euro), an amount equal to such deficit shall be deducted from the Purchase Price;

(c) if the amount of Financial Debt as set out in the Estimated Indebtedness Statement exceeds nil, an amount equal to such excess shall be deducted from the Purchase Price;

(d) if the amount of Cash as set out in the Estimated Indebtedness Statement exceeds nil, an amount equal to such excess shall be added to the Purchase Price;

(e) if the amount of the Inter-Group Receivables exceeds nil, an amount equal to the excess shall be added to the Purchase Price;

(f) if the amount of the Inter-Group Payables exceeds nil, an amount equal to the excess shall be deducted from the Purchase Price.

5.4 Sellers shall procure that between the second Business Day prior to the Completion Date and the Completion Date (both days inclusive), no Cash payments shall be made by any member of the Skiffy Group except as included in the Estimated Net Indebtedness Statement.

6 **Completion**

6.1 Completion shall take place at the offices of De Brauw Blackstone Westbroek, Amsterdam, The Netherlands, on the Completion Date, unless otherwise agreed between Sellers and Purchaser in writing.

6.2 The Parties shall perform the following or procure that the following shall be performed at Completion in the order set out below, it being understood and agreed that the valid execution and delivery of all of the following shall be a condition for the effectiveness of each of the following and that any documents or items referred to below which have already been executed or delivered before Completion, shall be deemed to have been executed or delivered at Completion:

(a) Sellers shall provide evidence in writing of the approvals as referred to in Clauses 4.1(a) and (b) and satisfaction of the conditions in Clauses 4.1 (f) and (h) and declare in writing that the conditions in Clauses 4.1(d), (e) and (g) have been satisfied (unless Sellers have notified Purchaser prior to the Completion Date that any of the conditions in the aforementioned Clauses 4.1(d), (e), (f), (g) and (h) has not been satisfied, in which case Purchaser may in its sole discretion waive such conditions);

(b) Purchaser shall provide evidence or declare in writing that the condition in Clause 4.1(c) has been satisfied or waived;

(c) Sellers shall deliver to Purchaser (i) resignation letters of P.J. Moran (Chairman IWP International plc) as a director of Skiffy France and of G. Lynch-Staunton (director Fine Fragrances & Cosmetics Ltd) as a director of Skiffy UK, in which each of them, to Purchaser's satisfaction, resigns from his board position with effect from Completion and waives any and all rights and claims he may have towards any of the Companies or Subsidiaries, (ii) a resignation letter from Mr Theo de Gier to Seller 1 in which he resigns as director of Seller 1 with effect from the Completion Date, (iii) as well as resignation letters from the auditors of Skiffy UK, including a statement under section 394 of the Companies Act 1985 that there are no circumstances connected with their

ceasing to hold office which they consider should be brought to the attention of the members or creditors of Skiffy UK;

(d) Sellers shall deliver to Purchaser:

(i) evidence in writing (including an appropriate certificate signed by a director of the Guarantor) of the settlement of all amounts owed by the Skiffy Group to Sellers' Group or owed by Sellers' Group to the Skiffy Group (with the exception of any corporate income tax payable as per Clause 11.5) and of there being no Financial Debt as per the Completion Date; and

(ii) any management accounts for the Skiffy Group which have not yet been provided pursuant to Clause 5.1(h);

(iii) approval by the managing board of Skiffy France for the proposed sale of the shares currently held by management to Purchaser;

(e) Sellers, Purchaser and the Escrow Agent shall execute the Escrow Agreement;

(f) Sellers and Purchaser (and/or any member(s) of Purchaser's Group nominated by Purchaser) shall execute the Deeds of Transfer in accordance with the applicable laws of the relevant jurisdictions;

(g) Sellers shall deliver to Purchaser the original shareholders registers, statutory books or shareholders accounts (*compte d'actionnaires*) and the share certificates, as the case may be, of each of the Companies, duly amended to reflect the transfer of the Shares as agreed and the original shareholders registers or shareholders accounts (*compte d'actionnaires*), as the case may be, of each of the Subsidiaries;

(h) Sellers shall deliver to Purchaser board minutes of Skiffy UK, authorising the registration of the transfer of the Shares in Skiffy UK (subject to stamp duty being paid), accepting the resignation of G. Lynch-Staunton and appointing such nominees and auditors as may be directed by Purchaser; and

(i) Sellers and Purchaser shall instruct the Notary to release the Purchase Price, as adjusted, minus the Escrow Amount, in the manner as set forth in Clause 3.2.

7 Completion Accounts, Net Operating Assets Statement and Indebtedness Statement

7.1 Purchaser has agreed to purchase the Shares and Sellers have agreed to sell the Shares on a cash free/debt free basis taking into account the following principles:

(a) the Skiffy Group will not have any Inter-Group Payables and Inter-Group Receivables, subject to the provisions of Clause 11.5;

(b) the Net Operating Assets of the Skiffy Group are equal to EUR 7,145,000 (seven million one hundred forty five thousand Euro);

(c) the Skiffy Group will not have any Financial Debt or Cash.

7.2 The Completion Accounts, the Net Operating Assets Statement and the Indebtedness Statement shall be prepared in the format and in accordance with the principles set out in Schedule 4. Purchaser shall, to the extent practicable in close consultation with Sellers, prepare and deliver the draft Completion Accounts, Net Operating Assets Statement and Indebtedness Statement to Sellers as soon as possible and in any event within forty (40) Business Days after the Completion Date. Sellers shall within twenty (20) Business Days upon receipt thereof notify Purchaser in writing whether or not they accept the draft Completion Accounts, Net Operating Assets Statement and Indebtedness Statement to be the Completion Accounts, Net Operating Assets Statement and Indebtedness Statement. Failing a notice of non-acceptance in respect of the draft Completion Accounts, Net Operating Assets Statement and/or Indebtedness Statement within this period, the draft Completion Accounts, Net Operating Assets Statement and/or Indebtedness Statement, as the case may be, shall be deemed to be accepted by Sellers and, as a consequence, shall be final and binding upon the Parties. If notice of non-acceptance is given by Sellers to Purchaser in respect of any of the draft Completion Accounts, Net Operating Assets Statement and Indebtedness Statement within this period, Purchaser and Sellers shall in good faith enter into discussions in order to reach agreement on the contents of the non-accepted statement. If within ten (10) Business Days after Purchaser having received a notice of non-acceptance Purchaser and Sellers have not reached agreement on any of the Completion Accounts, Net Operating Assets Statement or Indebtedness Statement, each of them may refer the matter in dispute to an independent accountant ("**Independent Accountant**") in accordance with this Clause 7.

7.3 The Independent Accountant shall be a partner and accountant (*registeraccountant*) of Ernst & Young with at least ten (10) years standing, practising in the Republic of Ireland and with sufficient knowledge of the relevant industry, as Purchaser and Sellers may agree in writing or, failing agreement on the identity of the Independent Accountant within ten (10) Business Days of the notice of election to refer the matter in dispute to the Independent Accountant, such chartered accountant as may be appointed for this purpose on the application of either Sellers or Purchaser by the President of the Institute of Chartered Accountants in Ireland.

7.4 The Independent Accountant shall act on the following basis:

(a) he will act as independent expert and as binding advisor (*bindend adviseur*). (and not as arbitrator);

(b) he will determine, within fifteen (15) Business Days of his appointment, the item or items in dispute, as notified to him in writing by Purchaser and Sellers and decide which alterations should be made to the draft Completion Accounts, Net Operating Assets Statement and/or Indebtedness Statement, as the case may be, if any, in order to correct the relevant inaccuracy in it, taking

into account the principles agreed between the Parties as reflected in this Agreement;

(c) Purchaser and Sellers shall co-operate with each other in good faith and provide the Independent Accountant with all information which he reasonably requires;

(d) the determination by the Independent Accountant for the Parties shall be conclusive and shall constitute a binding advice (*bindend advies*) for the subject matter, save in the event of manifest substantial or procedural error; and

(e) Sellers and Purchaser shall each bear half of the costs of the Independent Accountant, unless the Independent Accountant determines otherwise.

7.5 To the extent that the Net Operating Assets, as shown in the Net Operating Assets Statement, exceed the amount as shown in the Estimated Net Operating Assets Statement, Purchaser shall pay Sellers an amount equal to such excess.

7.6 To the extent that the Net Operating Assets, as shown in the Net Operating Assets Statement, are less than the amount as shown in the Estimated Net Operating Assets Statement, Sellers shall pay Purchaser an amount equal to such deficit.

7.7 In respect of Inter-Group Indebtedness:

(a) to the extent that the amount of Inter-Group Indebtedness as set out in the Indebtedness Statement exceeds the amount of Inter-Group Indebtedness set out in the Estimated Indebtedness Statement, Purchaser shall pay Sellers an amount equal to such excess;

(b) to the extent that the amount of Inter-Group Indebtedness as set out in the Indebtedness Statement is less than the amount of Inter-Group Indebtedness set out in the Estimated Indebtedness Statement, Sellers shall pay Purchaser an amount equal to such deficit;

(c) and Sellers and Purchaser, as the case may be, shall procure that the relevant Inter-Group Payables or Inter-Group Receivables shall be duly settled between the relevant Companies and Subsidiaries and members of Sellers' Group.

7.8 If the amount of Financial Debt as set out in the Indebtedness Statement exceeds the amount as set out in the Estimated Indebtedness Statement, Sellers shall pay Purchaser an amount equal to such excess. If the amount of Financial Debt as set out in the Indebtedness Statement is less than the amount as set out in the Estimated Indebtedness Statement, Purchaser shall pay Sellers an amount equal to such deficit.

7.9 If the amount of Cash as set out in the Indebtedness Statement exceeds the amount as set out in the Estimated Indebtedness Statement, Purchaser shall pay Sellers an amount equal to such excess. If the amount of Cash as set out in the Indebtedness Statement is less than the amount as set out in the Estimated Indebtedness Statement, Sellers shall pay Purchaser an amount equal to such deficit.

7.10 Notwithstanding Clauses 5.3 (a), (d) and (e), 7.5, 7.7(a), 7.8 and 7.9, Purchaser shall not be required to pay any amounts pursuant to such Clauses, to the extent such amounts in aggregate exceed EUR 2,000,000 (two million Euro).

7.11 Any payment to be made in accordance with Clauses 7.5 through 7.10 shall include interest thereon calculated from Completion Date to the date of payment (both dates inclusive), at an annual rate equal to 1% above three-month EURIBOR. Such interest shall accrue from day to day and shall be compounded monthly.

7.12 The due date for any payment to be made under Clauses 7.5 through 7.10, shall be the day falling five (5) Business Days after the date on which both the Net Operating Assets Statement and the Indebtedness Statement have become final (whether as a result of agreement between Sellers and Purchaser and/or as a result of the determination by the Independent Accountant). All payments to be made under Clauses 7.5 through 7.10, shall be made by wire transfer to an account designated by Sellers or Purchaser in time before payment is due and shall be treated as an increase or decrease, as the case may be, of the Purchase Price, which increase or decrease, as the case may be, shall be allocated to the Shares in accordance with the provisions of Clause 3.1. Should any payment not have been fully made by the due date, such unpaid amount shall, in addition to the interest referred to above, be further increased by interest at an annual rate equal to 4% above three-month EURIBOR, which interest shall accrue from day to day and shall be compounded monthly, from the due date for payment until the day of actual payment (both dates inclusive).

8 Warranties

8.1 Sellers in their capacity as shareholders of the Companies hereby warrant to Purchaser that the statements made by Sellers in the Warranties are both individually and jointly true and accurate as of the date hereof and will be true and accurate at the Completion Date, except, however, to the extent that the Warranties are qualified by matters fully and fairly disclosed in the manner as set forth in Clause 8.6. Purchaser acknowledges and agrees that the Warranties are the only representations, warranties or other assurances of any kind given by Sellers and that they are in lieu of, cancel and supersede any other representations, warranties or other assurances of any kind given at any occasion whether in writing or verbally, express or implied, or provided by law, if any.

8.2 Sellers shall, subject to the provisions of this Clause 8, be liable to Purchaser for any and all damages (*vermogensschade*) within the meaning of section 6:96 DCC resulting from breach of one or more of the Warranties. Sellers shall, subject to the provisions of this Clause 8, take all such action and make all such payments to Purchaser or, at the sole discretion of Purchaser, to any member of the Skiffy Group, as may be required for Purchaser or such member of the Skiffy Group to be brought in the position it would have been in if such breach would not have occurred. Any such compensation shall be deemed to be a reduction of the Purchase Price.

8.3 Payments by Sellers pursuant to this Clause 8 shall be made within 15 Business Days from an undisputed claim notice by Purchaser. In the event of dispute by Sellers of such claim, payment shall be made within 15 Business Days of the date upon which (i)

Sellers and Purchaser have reached an amicable settlement, or (ii) a final and binding arbitral award in respect of such claim has been issued. Any payment made after the due date for payment, shall be increased by interest at an annual rate equal to 4% above three-month EURIBOR, which interest shall accrue from day to day and shall be compounded monthly from the due date for payment until the date payment is received in full (both dates inclusive).

8.4 The liability of Sellers under this Clause 8 for breach of Warranties shall be limited as follows:

(a) no liability shall exist unless the breach of the Warranties is notified in writing by Purchaser to Sellers within 18 (eighteen) months after the Completion Date, except that for giving notice of any breach of the Warranties in paragraphs 3.1 through 3.5, 3.8 and 3.9 of Schedule 5 the statutory period of limitation shall apply and, with respect to the Warranties on Tax matters, such period shall be extended for so long as the Tax Authorities can levy or collect any Tax referred to in those Warranties, increased with three months after the expiry of such term;

(b) the total liability of Sellers for breach of Warranties is limited to the amount equal to 50% of the Purchase Price, except for any breach of the Warranties in paragraphs 3.1 through 3.5, 3.8 and 3.9 of Schedule 5, the liability for which shall be limited to the amount of the Purchase Price;

(c) no liability of Sellers for breach of the Warranties shall exist unless (i) the amount of any single claim exceeds EUR 2,000 (two thousand Euro), whereby claims arising from the same Warranty or in respect of the same subject matter or from the same cause, set of facts or relating to the same type of asset or liability on the balance sheet, shall be considered one single claim, and, (ii) the total of the amounts that can be claimed exceeds the amount of EUR 450,000 (four hundred and fifty thousand Euro); in the event that the sum of all claims exceeds this threshold, Sellers shall be liable for the entire amount and not only the excess, subject to the other provisions of this Clause 8;

(d) the liability of Sellers for breach of the Warranties shall be reduced by any (i) Taxation Saving, (ii) cancellation or reduction of any provision in the Completion Accounts, (iii) recovery under insurance policies which were in place for the relevant member of the Skiffy Group in respect of any period prior to the Completion Date, or (iv) recovery from third parties for compensation of damages caused by such third parties to the Skiffy Group, in all cases, however, only to the extent that such Taxation Savings, cancellations, reductions or recoveries are obtained directly in consequence of the matter giving rise to the breach concerned;

(e) no liability shall exist for claims to the extent that such claims would not have arisen but for any of the following events happening after the Completion Date: (i) any change in the applicable law, whether or not such change purports to have retroactive effect, (ii) any change in the accounting policies of the Skiffy Group, (iii) any act or omission which can be attributed to Purchaser or

the Skiffy Group, except for any acts in the ordinary course of their business, or (iv) Purchaser having failed to take reasonable measures to mitigate its damages;

(f) in cases where the claim under the Warranties is based on liability which is contingent only, Sellers shall not have any obligation to pay for any such liability unless and until such contingent liability becomes an actual damage, provided that this shall not in any way prejudice the right of Purchaser to bring a claim in respect of such contingent liability within the relevant time period referred to in Clause 8.4(a).

8.5 Purchaser acknowledges that Sellers have provided Purchaser and its employees, directors, agents, officers and/or advisors with a reasonable opportunity to review the Disclosed Information.

8.6 The Due Diligence Investigation shall not prejudice Purchaser from bringing any claims under the Warranties, unless and to the extent that Purchaser or any of its advisors involved in the Due Diligence Investigation on the Signing Date were aware or should reasonably have been aware of the breach of the Warranty involved, because the facts and circumstances giving rise thereto are fully and fairly disclosed on the face of the Disclosed Information on the basis of a careful review thereof.

8.7 Purchaser hereby confirms to Sellers that upon signing of this Agreement, it has no actual knowledge of any breach of the Warranties, except to the extent that such Warranties are fully and fairly qualified by the Disclosure Letter. If Purchaser has any such actual knowledge on the Signing Date, Purchaser will have no claim for any breach of the Warranties to the extent to which such actual knowledge relates.

8.8 Following Purchaser becoming aware that an event is a breach under the Warranties, Purchaser shall give written notice thereof to Sellers as soon as reasonably practicable, providing full and properly documented details, in as far as reasonably possible, of the matter constituting such breach as well as the damages expected or already incurred as a result of such breach and of all the relevant facts known at that time to Purchaser. The Parties exclude the applicability of section 7:23 DCC.

8.9 Provided that the same does not in the sole discretion of Purchaser materially interfere with the business of any member of the Skiffy Group, Purchaser shall (upon reasonable notice and during normal office hours) provide Sellers and their advisors access, to the extent such access is reasonable taking into account all circumstances, to Skiffy Group's premises and personnel and to relevant assets, documents and records within Purchaser's power of control for purposes of investigating the matter resulting in a breach of the Warranties as soon as Purchaser shall have discovered the fact(s) supporting a claim arising out of an alleged breach of the Warranties and shall, furthermore, in consultation with Sellers, take all such reasonable action as is necessary to mitigate or eliminate the consequences of such breach, provided that the Sellers at all times fully indemnify the Purchaser in connection therewith. Sellers may, without prejudice to the confidential nature of the information concerned, take copies of documents or records, and photograph, if necessary, all relevant premises and objects.



8.10 Provided that the same does not in the sole discretion of Purchaser materially interfere with or prejudice the goodwill or future prospects of the business of any member of the Skiffy Group, if the claim is the result of or connected to a liability towards or a dispute with a third party, Purchaser shall use reasonable efforts to ensure that any action is taken and information and assistance is given as Sellers may reasonably request, at all times taking into account the legitimate business interest of Purchaser and the Skiffy Group, to:

(a) avoid, dispute, resist, appeal, compromise, defend, remedy, settle, contest or mitigate the matter;

(b) enforce against any person (other than Sellers) any right that Sellers may have in relation to the matter; and

(c) in connection with proceedings related to the matter (other than against Sellers) consult with Sellers and, at Sellers' request, allow Sellers the exclusive conduct of the proceedings;

in each case on the basis that Sellers shall fully indemnify Purchaser for all reasonable costs and damages resulting from the claim incurred. Purchaser shall not admit any liability in respect of, or compromise or settle, any liability towards, or a dispute with, a third party supporting a claim for a breach of the Warranties, without first consulting Sellers.

8.11 Sellers shall notify Purchaser as soon as reasonably practicable following receipt by Sellers or any member of Sellers' Group of any notice from the Tax Authorities of any matters which could give rise to a payment of Tax in connection with the fiscal unity of which members of the Skiffy Group are or were a part prior to Completion.

8.12 Sellers and Guarantor shall refrain from taking any legal action against an officer or employee of the Skiffy Group in relation to information provided by it to Purchaser or any member of the Purchaser's Group or Sellers or any member of Sellers' Group, in connection with this Agreement, except in the event of fraud, wilful misconduct or gross negligence.

9 Indemnities

9.1 Sellers shall indemnify Purchaser and (by way of an irrevocable third party stipulation (*derdenbeding*)) each of the members of Purchaser's Group and the Skiffy Group and hold them harmless from any damages, including all reasonable costs and expenses (including but not limited to interest, penalties, attorneys fees and costs of experts) incurred by Purchaser and/or the relevant members of Purchaser's Group and/or the Skiffy Group and/or any of their directors or officers, as the case may be, save to the extent such matters are specifically included or provided for in the Net Operating Assets Statement or the Indebtedness Statement, as a result of, related to, or in connection with:

(a) all Taxes in respect of or by reference to any period of time up to and including the Completion Date for which any of the Companies or

Subsidiaries, as at the Completion Date or any time thereafter, is or may become liable or is or may become severally and jointly liable (for the avoidance of doubt, such Taxes shall also include any Taxes on the basis of the error doctrine (*foutenleer*)) ;

(b) all Taxes as a result of the setting off of any Taxation refund payable to any of the Companies or Subsidiaries pursuant to Section 24 of the Dutch "*Invorderingswet 1990*";

(c) the Tax case relating to Seller 1's deemed interest deductions brought before the Supreme Court of the Netherlands as referred to in a "Summary of the Dutch Tax Case", dated 19 September 2003, provided to Purchaser on behalf of Sellers;

(d) to the extent any member of Sellers' Group has the capability of doing so or has control over Skiffy NL, the writing off by Skiffy NL or Seller 1 at any time of any debt claims on any affiliated company of Skiffy NL that may result in any Taxation charge to or, for the avoidance of doubt, reduce the losses carry forward of, Skiffy NL pursuant to sections 13b and 13ba Corporate Income Tax Act 1969 ("*Wet op de vennootschapsbelasting 1969*");

(e) to the extent any member of Sellers' Group has the capability of doing so or has control over Skiffy NL, the writing off by Skiffy NL or Seller 1 at any time of any debt claims on any affiliated company of Skiffy NL that is treated as equity of Skiffy NL for Taxation purposes pursuant to section 10, subsection 1, under d Corporate Income Tax Act 1969 and that may result in any Taxation charge to or, for the avoidance of doubt, reduce the losses carry forward of Skiffy NL pursuant to section 13bb Corporate Income Tax Act 1969;

(f) any interest or late payment penalty arising as a result of the late payment of the first and/or second instalment of the corporate income tax liability of Skiffy UK for the financial year to end on 31 March 2004;

(g) any management fees, bonuses or other similar payment to IWP, any of its affiliated parties or any of their or the Companies' or the Subsidiaries' directors or officers or employees;

(h) IWP, Sellers, the Companies and the Subsidiaries and each of their affiliated parties not having complied with all conditions included in section 2:403 paragraph 1 DCC;

(i) the pending and any future litigation and disputes between Mr. Alhers and ACC&S, on the one hand, and Skiffy France or any other member of the Skiffy Group, on the other hand, including, but not limited to, pursuant to the infringement of Skiffy France's trademarks rights and any counterclaims submitted in connection with pending litigation in respect thereof;

(j) any guarantee or indemnity given in respect of the discharge of the liabilities or performance of any obligations of any person other than a member of the Skiffy Group;

(k) any claims made by any former seller of the shares in, or assets of, any member of the Skiffy Group or any claims by any member of Sellers' Group in relation to the purchase of the shares in, or assets of, any member of the Skiffy Group;

(l) the operations or closure of the Skiffy Group business conducted from the premises at Grenoble, France, including but not limited to any claims made by any current or former employee of any member of the Skiffy Group, landlord or any other third party in respect thereof;

(m) any obligations or liabilities which any member of the Skiffy Group has in respect of pension or (early) retirement schemes or arrangements to Mr Theo de Gier (including without limitation pursuant to his service agreement dated 8 February 1991 or the letter from Skiffy NL dated January 1993) and to any other person other than those disclosed in the Disclosure Information.

9.2 The provisions of Clause 8.2 (excluding the words "subject to the provisions of this Clause 8"), 8.3, 8.4 (a) (but only in respect of Tax matters), (d) and (e), 8.8, 8.9 and 8.10 shall apply *mutatis mutandis* to any claims made under this Clause 9.

10 **Grossing and netting of payments**

10.1 If any payment made to compensate Purchaser or any members of Purchaser's Group or the Skiffy Group is subject to a charge to Taxation (or reduces its Tax losses), Sellers shall pay to Purchaser or the relevant member of Purchaser's Group or the Skiffy Group, as the case may be, such additional amount (taking into account the Tax due in respect thereof) as will ensure that Purchaser or the relevant member of Purchaser's Group or the Skiffy Group, as the case may be, receives and retains a net amount equal to the entire amount that it would have received and retained had the payment not been subject to a charge to Taxation (or reduced its Tax losses).

10.2 If Sellers have made a payment under this Agreement in connection with a claim under the Warranties or the indemnities pursuant to Clause 9 and if and when the facts and circumstances causing such claim give rise to an actual saving of Taxation for Purchaser, any member of Purchaser's Group or any member of the Skiffy Group, which has been irrevocably determined by the relevant Tax Authority ("**Taxation Saving**"), then the amount of this Taxation Saving shall be deducted from the actual damages and reimbursed to Sellers, such reimbursement to be treated as an increase to the Purchase Price. For the purposes of this Clause, losses carry forward for Purchaser, any member of Purchaser's Group or any member of the Skiffy Group are not considered to be a Taxation Saving to the extent that the facts and circumstances which caused the claim under the Warranties or the indemnities in question would increase or create losses carry forward for the relevant Companies or Subsidiaries determined on a stand alone basis. For the avoidance of doubt, if such losses are subsequently utilised by any of the Companies or Subsidiaries within 6 years after the Completion Date, such utilisation determined on a stand alone basis, any Taxation

Saving which arises shall be treated in the same manner as the Taxation Saving referred to above. Purchaser shall provide to Sellers all such information as Sellers may reasonably require in connection with the operation of this Clause and any payments due hereunder shall be made without delay.

10.3 All amounts owing by any of the Parties hereunder must be paid net without any deduction or withholding, unless otherwise required by law. If a deduction or withholding is required by law (except to the extent the relevant Party or its relevant affiliated parties, as the case may be, can be credited for it), the relevant Party shall pay to the other Party or its relevant affiliated parties, as the case may be, such higher amount as will ensure that after such deduction or withholding the other Party or its relevant affiliated parties, as the case may be, will be left with a sum equal to the sum it would have been entitled to in the absence of such deduction or withholding.

11 Settlement of inter-company balances and relations; Tax computations, etc.

11.1 Prior to or as of the Completion Date, and except as otherwise expressly provided in this Agreement, all accounts, payables, receivables, contracts and commitments of any kind between Sellers' Group on the one hand and the Skiffy Group on the other hand, shall be properly repaid or redeemed against full and final acquittance ("*kwijting*"), subject to the provisions of Clause 11.5.

11.2 Sellers shall cause to be released or withdrawn as from the Completion Date, any guarantees, indemnities or Encumbrances issued or incurred by Sellers' Group for the benefit of the Skiffy Group and issued or incurred by the Skiffy Group for the benefit of Sellers' Group.

11.3 Subject to Completion, Sellers hereby waive all existing and future claims against the members of the Skiffy Group arising directly or indirectly from any event prior to Completion and indemnify Purchaser and the relevant members of the Skiffy Group for all amounts paid by any of them pursuant to the guarantees, indemnities or Encumbrances referred to in Clause 11.2. This is an irrevocable third party stipulation (*derdenbeding*) for the benefit of the Skiffy Group.

11.4 Seller 1 shall withdraw the statement of joint and several liability under section 2:403 DCC for the benefit of Skiffy NL as at the Completion Date. To the extent any creditor of Skiffy NL validly objects to the termination of the remaining liability of Seller 1 for obligations of the relevant Companies as referred to in section 2:404 paragraph 2 DCC, Purchaser shall provide the security set out in section 2:404 paragraph 4 DCC provided that such security shall not in any way prejudice Purchaser's rights under this Agreement.

11.5 The computations supporting the Tax figures in the Completion Accounts and the Net Operating Assets Statement will be provided by Purchaser to Sellers at the same time as the Completion Accounts and the Net Operating Assets Statement are delivered to Sellers in accordance with Clause 7.2. These computations shall be prepared in accordance with the principles set out in Schedule 4 and where practical in close consultation with Sellers who agree to provide such assistance and information as may be required for their preparation. In the event that the corporate income tax

payments made by Skiffy NL to Seller 1 in respect of the period 1 April 2003 to the Completion Date (both dates inclusive) are less than the corporate income tax liability shown in the Tax computation for Skiffy NL, Purchaser shall procure that Skiffy NL will make an additional payment to Seller 1 so that the total payments made by Skiffy NL equal the above mentioned liability. In the event that the corporate income tax payments made by Skiffy NL to Seller 1 in respect of the period 1 April 2003 to the Completion Date (both dates inclusive) exceed the corporate income tax liability shown in the Tax computation for Skiffy NL, Seller 1 will make a payment to Skiffy NL so that the total payments made by Skiffy NL equal the above mentioned liability. Any payments under this Clause 11.5 will be made no later than 5 (five) Business Days after the Net Operating Assets Statement has become final in accordance with Clause 7.

11.6 For the avoidance of doubt, Skiffy UK will not form part of Seller 2's group payment arrangements for corporation tax in respect of the financial year to end 31 March 2004, and Purchaser shall procure that Skiffy UK shall settle its corporation tax liability (if any) for this period directly with the Inland Revenue.

12 **Post Completion covenants**

12.1 Sellers and Purchaser shall do all such further acts and execute all such further documents as shall be necessary to fully effect the transactions contemplated by this Agreement.

12.2 Purchaser shall procure that the name of IWP International S.A. will be amended as soon as possible, but in any event within two (2) months from the Completion Date, to the extent that it will no longer contain the element "IWP" and further that it will no longer use a trade name or trademark and logo making reference to the name IWP and to remove all other references to IWP. The foregoing shall not apply to the existing stock of catalogues and printed marketing information, which Purchaser shall be entitled to use and exhaust.

12.3 Sellers shall, and shall procure that the other members of the Sellers' Group shall cease any and all use of the names, including but not limited to the trade names, product names, trademarks and logos, used by or in the business of the Skiffy Group, including but not limited to "Skiffy", "Sealon" and "ACME", as soon as possible, but in any event within two (2) months from the Completion Date.

12.4 Parties acknowledge that Skiffy NL shall be separated from the fiscal unity for Dutch corporate income tax purposes with Seller 1 as from the Completion Date. Seller 1 shall not apply for the fiscal unity regime as in effect until 1 January 2003, on the basis of the transitional rules under the fiscal unity regime as in effect as of 1 January 2003. Within 10 Business Days following the Completion Date, Sellers shall provide Purchaser with (i) an opening balance sheet for Dutch corporate income tax purposes of Skiffy NL as from the Completion Date and (ii) explanatory notes thereto.

12.5 Subject to the condition that Mr Theo de Gier shall not have voluntarily terminated his employment agreement with Skiffy NL on or before 31 December 2005, Purchaser shall on or before 10 January 2006 pay to him the amount of EUR 62,305 (sixty two

thousand three hundred five Euro) less statutory deductions (the "**stay-on bonus**") and submit evidence in writing of such payment to Sellers ultimately on 20 January 2006. The stay-on bonus has been financed by Sellers to Purchaser by way of a reduction of the Purchase Price and shall be repayable to Sellers if and when Purchaser does not apply the related funds as agreed. If by 20 January 2006 Purchaser has not submitted in writing evidence to Sellers of (i) either payment of the stay-on bonus, or (ii) Mr Theo de Gier having voluntarily terminated his employment agreement with the Skiffy Group, Purchaser shall have an immediately due and payable obligation to reimburse Sellers the abovementioned amount, together with the interest thereon calculated from the Completion Date to the date of payment (both dates inclusive), at an annual rate equal to 1% above three-month EURIBOR. Such interest shall accrue from day to day and shall be compounded monthly.

12.6 Notwithstanding the provisions set forth in Clause 12.5, Purchaser shall notify Purchaser in writing if and immediately when Mr Theo de Gier voluntarily terminates his employment agreement with the Skiffy Group before 31 December 2005 such that he is not entitled to the stay-on bonus, in which event Purchaser shall immediately reimburse Sellers the amount mentioned in Clause 12.5 (including the interest referred to therein).

13 Announcements to third parties

13.1 No Party shall disclose the making of this Agreement nor its terms nor the terms of any of documents referred to herein nor any information in relation to the other Parties (except those matters set out in a press release in the agreed form), and Sellers shall not, and shall procure that no member of Sellers' Group shall, disclose any information in relation to the Skiffy Group (except those matters set out in a press release in the agreed form), and each Party shall procure that each of its related persons and its professional advisors shall not make such disclosure without the prior consent of Sellers or Purchaser, respectively, unless disclosure is:

(a) to its professional advisors; or

(b) required by law or the rules or standards of the Irish Stock Exchange, London Stock Exchange plc., the UK Listing Authority, New York Stock Exchange, the SEC or the rules and requirements of any other regulatory body, and disclosure shall then only be made by that Party:

(i) after it has consulted with the Sellers or Purchaser, respectively, before making such announcement; and

(ii) to the person or persons and in the manner required by law, the Irish Stock Exchange, London Stock Exchange plc., the UK Listing Authority, New York Stock Exchange, the SEC or such other regulatory body or as otherwise agreed between Sellers and Purchaser;

provided that this Clause 13.1 does not apply to announcements, communications or circulars made or sent by or on behalf of Purchaser after Completion to customers, clients or suppliers of any of the Skiffy Group or by Sellers or any member of Sellers'

Group to customers, suppliers or clients of any member of Sellers' Group to the extent that it informs them of Purchaser's acquisition of the Shares or to any announcements containing only information which has become generally available (other than in breach of this Clause).

13.2 The restrictions contained in Clause 13.1 shall apply without limit of time and whether or not this Agreement is terminated before Completion.

14 Notices and other announcements to Parties

14.1 Except as otherwise required by law, all notices, announcements, summons and/or communications pursuant to this Agreement shall be in writing in the English language and shall be delivered to the addresses stated hereunder (or to such other address as a Party has communicated to the other Parties in accordance with this Clause 14) by registered mail with return receipt, by courier or by telefax:

(a) if directed to (any of) Sellers or Guarantor:

IWP International Plc
Attn.: Mr Paul O'Brien
19 Fitzwilliam Square
Dublin 2
Ireland
Telefax: +353 1 6611957

with copy to:

Van Doorne
Attn.: Mr Onno G. Boerstra
P.O. Box 75265
1070 AG Amsterdam
The Netherlands
Telefax: + 31 20 6789589

(b) if directed to Purchaser or Bunzl Guarantor:

Bunzl plc
Attn.: the company secretary
110 Park Street
London W1K 6NX
England
Telefax: + 44 20 74952527

with copy to:

De Brauw Blackstone Westbroek
Attn.: Mr Bernard Roelvink
Tripolis 300
Burgerweeshuispad 301
1076 HR Amsterdam
The Netherlands
Telefax: + 31 20 4710010

and with a copy to:

Filtrona International Limited
Attn.: managing director
201-249 Avebury Boulevard
Milton Keynes
MK9 1AU
England
Telefax: + 44 90 8359102

14.2 Notices, announcements, summons and/or communications pursuant to this Agreement shall be deemed to have been received at the following moments:

(a) if sent by registered letter: at the date of delivery evidenced by the return receipt;

(b) if sent by courier: at the date of delivery by the courier to the addressee; and

(c) if sent via telefax: at the time of sending evidenced by the dispatch note.

15 **Waiver of right to rescission**

The Parties hereby waive their right to seek rescission (*ontbinding*) of this Agreement after Completion.

16 **Non competition**

16.1 Sellers shall (and shall procure that each of the members of Sellers' Group shall) not, during the period of 3 years beginning on the Completion Date, take any of the following actions in the countries where the Skiffy Group has actively traded at any time during the period of twelve months prior to the Completion Date without the prior written approval of Purchaser:

(a) directly or indirectly as an intermediary or otherwise carry on, be engaged in or be economically interested in any business activity which is competitive with the activities carried on by any member of the Skiffy Group or in which any member of the Skiffy Group has been engaged at any time during the period of twelve months prior to Completion; or

(b) participate, have any interest, as provider of share capital or any other type of shareholders' equity, or as partner, member or otherwise, or be involved, as provider of loans or other types of credit, as supplier of goods or services, as advisor or otherwise (except as investor holding in aggregate no more than 6% of relevant stock in a stock exchange listed company), in any person or any organization which conducts activities as described above under (a); or

(c) directly or indirectly engage or employ or solicit the engagement or employment of or in any other way engage or cause any key employee to terminate his contracts with the Skiffy Group; or

(d) canvass or solicit orders for goods of similar type to those being manufactured or dealt in or for services similar to those being provided by any Skiffy Group company at Completion from any person who is at Completion or has been at any time within the year prior to Completion a customer of a Skiffy Group company; or

(e) induce or attempt to induce any supplier of a Skiffy Group company to cease to supply, or to restrict or vary the terms of supply, to that company.

16.2 If Sellers or any members of Sellers' Group fail to comply with Clause 16.1 and continue to so fail after being put on a 10 (ten) Business Days notice, Sellers shall, without any further demand or other prior notice, owe to Purchaser a penalty of EUR 50,000 (fifty thousand Euro), to be increased by a penalty of EUR 10,000 (ten

thousand Euro) a day. The daily penalty shall become payable with effect from the day following commencement of the failure to comply, up to and including the day on which it ends. Purchaser shall be entitled to the penalty without prejudice to all other rights or claims, including any claim for performance of Clause 16.1 and any right to payment of damages.

17 Joint and several liability Sellers; Parent Guarantees

17.1 Sellers shall be jointly and severally liable for the performance and observance of each of their obligations and undertakings under or pursuant to this Agreement. Any payment hereunder due to Sellers shall be deemed to be validly discharged by payment to Seller 1.

17.2 Guarantor unconditionally and irrevocably guarantees to Purchaser the due and punctual performance and observance by each of Sellers of all their obligations and undertakings under or pursuant to this Agreement and agrees to indemnify Purchaser against all losses which Purchaser or any members of Purchaser's Group or the Skiffy Group may suffer through or arising from any breach by either of Sellers of their aforementioned obligations or undertakings, to the extent of the relevant limitations and exclusions of the liability of Sellers in this Agreement.

17.3 If either of Sellers defaults for any reason whatsoever in the performance of any of its obligations or undertakings under or pursuant to this Agreement, Guarantor shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) such obligations or undertakings in regard to which a default has been made in the manner prescribed by this Agreement and so that the same benefits shall be conferred on Purchaser as it would have received if the relevant obligations had been duly performed and satisfied.

17.4 Bunzl Guarantor unconditionally and irrevocably guarantees to Sellers the due and punctual performance and observance by Purchaser of all its obligations and undertakings under or pursuant to this Agreement and agrees to indemnify Sellers against all losses which Sellers or any member of Sellers' Group may suffer through or arising from any breach by Purchaser of its aforementioned obligations or undertakings, to the extent of the relevant limitations and exclusions of the liability of Purchaser in this Agreement.

17.5 If Purchaser defaults for any reason whatsoever in the performance of any of its obligations or undertakings under or pursuant to this Agreement, the Bunzl Guarantor shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) such obligations or undertakings in regard to which a default has been made in the manner prescribed by this Agreement and so that the same benefits shall be conferred on Sellers as they would have received if the relevant obligations had been duly performed and satisfied.

18 Binding effect; assignment

18.1 All terms, provisions, representations, warranties, covenants and conditions of this Agreement shall only be binding upon and inure to the benefit of and be enforceable by the Parties hereto, after this Agreement has been signed by all Parties.

18.2 This Agreement and any rights and obligations hereunder, may not be assigned, encumbered or delegated by any Party hereto to a third party without the prior written consent of the other Parties, except for an assignment within Sellers' Group or within Purchaser's Group, for which prior consent of the Parties is hereby given. In the event consent is given for an assignment of rights and obligations under this Agreement, the assigning Party shall remain liable (jointly and severally with the assignee) towards the other Parties for the performance of its assigned obligations under this Agreement.

19 Partial invalidity

In the event that one or more provisions of this Agreement appears to be non-binding, the other provisions of this Agreement will continue to be effective. The Parties are obliged to replace the non-binding Clauses with other Clauses that are binding, in such form and manner that the new Clauses differ as little as possible from the non-binding Clauses, taking into account the object and the purpose of this Agreement.

20 Fees and costs

Each Party shall bear its own costs and advisory fees in connection with the preparation and the entering into of this Agreement and the execution of any other agreements, (notarial) deeds or other documents pursuant thereto. Without prejudice to the generality of the foregoing, the costs in connection with the preparation and execution of the Deeds of Transfer and the wiring of the monies due by Purchaser hereunder shall be borne by Purchaser.

21 Entire Agreement; statutory rights

21.1 The recitals to this Agreement, the Schedules and the Annexes form an integral part of this Agreement. This Agreement can be amended or supplemented only by an instrument in writing signed by the Parties.

21.2 This Agreement and the documents expressly referred to herein, constitute the entire agreement and understanding between the Parties with respect to the subject matter hereof, and supersedes all prior offers, contracts, agreements, representations, and understandings made to or with Purchaser by Sellers or IWP, whether oral or written, relating to the subject matter hereof. It is agreed that (i) no Party has entered into this Agreement in reliance upon any representation, warranty or undertaking which is not explicitly set out or referred to in this Agreement and (ii) in the absence of fraud, no Party will have any remedy in respect of any untrue statement, made to it or its representatives or advisors, upon which it or they relied, except for breach of the Warranties or any other part of this Agreement.

21.3 Unless and to the extent this Agreement explicitly provides otherwise, any entitlement of the Parties to any rights derived from this Agreement shall be without prejudice to any other rights and claims of the Parties under this Agreement or at law.

22 Applicable law, dispute settlement and conflict of interest

22.1 The laws of The Netherlands are applicable to this Agreement and any further agreements resulting therefrom, except for the Deeds of Transfer relating to Skiffy UK and Skiffy France, which are governed by the laws of England and France, respectively.

22.2 Any differences arising out of this Agreement and any further agreements resulting therefrom, which cannot be settled amicably, shall be finally determined in accordance with the Rules of the Netherlands Arbitration Institute. Such arbitration shall take place in Amsterdam, The Netherlands, and the proceedings shall be conducted in the English language. The arbitral panel shall be composed of three arbitrators. The arbitrators shall apply the rules of law.

22.3 Sellers acknowledge that the Notary is associated with the law firm De Brauw Blackstone Westbroek, being the external advisors to Purchaser. With reference to the "*Verordening interdisciplinaire samenwerking*", as adopted by the Board of the Royal Professional Organisation of Notaries (*Koninklijke Notariële Beroepsorganisatie*), Sellers hereby explicitly consent to De Brauw Blackstone Westbroek's acting for and advising Purchaser in respect of this Agreement and possible further agreements and possible disputes resulting therefrom.

23 Counterparts

This Agreement may be signed in any number of counterparts all of which, when taken together, shall constitute one and the same document.

Signed in Amsterdam on the date first written above.

IWP INTERNATIONAL B.V.

by: Paul O'Brien
title: proxy

by: Maciej Marunowski
title: proxy

IWP (U.K.) HOLDINGS PLC

____
by: Paul O'Brien
title: proxy

IWP INTERNATIONAL PLC

____
by: Paul O'Brien
title: finance director

BUNZL B.V.

____
by: Steve Dryden
title: proxy

BUNZL PLC

____
by: Paul Hussey
title: company secretary

SCHEDULE 1

Data Room Documents

SCHEDULE 2

Deeds of Transfer

SCHEDULE 3

Disclosure Letter

SCHEDULE 4

Completion Accounts, (Estimated) Net Operating Assets Statement and (Estimated) Indebtedness Statement

SCHEDULE 5

Warranties

SCHEDULE 6

Capital expenditures

SCHEDULE 7

Escrow Agreement

SCHEDULE 8

Sellers' Group financing arrangements

Schedule 1
Data Room Documents

SCHEDULE 1

Data Room Documents

Project BARK

Dataroom index

Last updated 12 October 2003

Contents:

Skiffy Group

Data-room index

—

Last updated 12 October 2003

Section A: Corporate Records

A0	Ordinary resolution of IWP International plc dated 22 June 1989 concerning the acquisition of Johan Pützfeld	English

Section B: Contracts & Commitments

B1-1	Employers / Public / Products / Pollution liability insurance policy (AIG Europe) for IWP International plc and Associated Subsidiaries dated 19 May 2003	English
B1-2	Crime policy (chubb) for the IWP International plc group dated 28 April 2003	English
B1-3	Motor Fleet policy schedule (Zurich) for the IWP International plc group dated 03 April 2003	English
B1-4	Executive Protection policy (Chubb) for the IWP International plc group dated 10 April 2003	English

Section C: Litigation

Not applicable

Section D: Employee Matters

Please refer to section D in the files of the individual Skiffy group companies for details about employee matters.

Section E: Governmental Applications & Filings

Not applicable

Section F: Environmental Concerns

Not applicable

Section G: Financial Information

G1	Reconciliation of the statutory accounts packs for each of the Skiffy group companies to the financial information shown in the Information Memorandum	English
G2-1	Latest Budget 2003/04 for the Skiffy Group	English
G2-2	Forecast 2004/05 and 2005/06 for the Skiffy Group	English

Section H: Taxes

Not relevant

Section I: Intellectual Properties

I6-1	Overview provided by Merkenbureau Onel BV of trademark and design registrations in the name of Johan Pützfeld Industrie- en Handelscompagnie BV, dated 4 August 2003	Dutch
I6-2	Dutch Registration Patent certificate #1009874 for a (modular) CD-Box dated 14 August 1998 and valid until 13 August 2004	Dutch
I6-3	Certificate of U.K. Registration of a design called fastening element dated 21 August 1998. Confirmation of the renewal until 14 August 2008 of a registration for a design called nagel (045798) registered 14 August 1998 in the Benelux, Germany and France, from Merkenbureau Onel B.V dated 13 May 2003, and from the World Intellectual Property Organization dated 24 March 2003	English and Dutch
I6-4	Certificates from Merkenbureau Onel BV concerning the registration of the word mark SEALON in the Benelux, dated 12 July 2000, various European countries, all dated between July and December 2000, and Israel, dated 4 December 2001	English and Dutch
I6-5	Certificates from Merkenbureau Onel BV concerning the registration of the word mark SKIFFY in the Benelux, dated 14 January 1982 (1) and 6 August 2002 (2), the United States, dated 14 January 2003, South Africa, dated 1 September 1999, Israel, dated 13 May 1997, and various European countries, dated between 1989 and 2000	English and Dutch
I6-6	Certificate from Merkenbureau Onel BV concerning the registration of the word mark JOHAN PÜTZFELD in the Benelux	English and Dutch
I6-7	Certificates from Merkenbureau Onel BV concerning the notification of an assignment, date unknown, to Johan Pützfeld Industrie en Handelscompagnie BV of a design registration called Paperclip (1) (29853-00), date unknown. Confirmation of the renewal until 22 Februari 2001 of a registration for a design called Paperclip (2) (018930) registered 22 February 1991 in the Benelux, France, Germany, Italy, Switzerland	Dutch
I6-8	Certificates from Merkenbureau Onel BV concerning the registration of a design called Paperclip (1) (29853-00) registered 20 May 1998 in the Benelux	Dutch

Section J: IT system

J1-1	Group IT flowchart	English
J1-2	ICT infrastructrue for the Skiffy Group	English
J2-1	Licence Agreement between GMT Systems B.V and Johan Pützfeld, ACME France, Skiffy UK dated 1 January 1998	Dutch
J2-2	Reorganisation of the licencing agreement between Skiffy Group companies and GMT Systems B.V. adding Skiffy Normteile to previous contract. 13 October 1999	Dutch
J2-3	Reorganisation of the licencing agreement between Skiffy Group companies and GMT Systems B.V. adding Skiffy South Africa to previous contract. 29 December 2000	Dutch
J2-4	SCO Unix licences for Johan Pützfeld (7 pages)	English
J2-5	Microsoft Open Licence for Johan Pützfeld	English
J2-6	Century software activation keys for Johan Pützfeld (3 pages)	English

Johan Pützfeld B.V

Data-room index

–

Last updated 12 October 2003

Section A: Corporate Records

A1	Articles of association for Johan Pützfeld B.V.dated 18 December 1999 (and English translation)	Dutch and English
A2-1	Pützfeld Board Minutes 17 July 2003 concerning dividend payment for the period 1999/2000 to 2001/2002	English
A2-11	IWP B.V shareholders resolution concerning conversion of issued capital from NLG to Euro, dated July 28, 2003	English
A2-2	IWP International B.V: resolution of shareholders concerning payments of dividends from Johan Pützfeld for the period 1999/2000 to 2001/2002; and set-off agreement in relation to the dividend payment	English
A2-3	Pützfeld Board Minutes dated 22 March 2002 concerning dividend payment for the period 1998/99, 1999/00.	English
A2-4	IWP International B.V resolution fo shareholders concerning payments of dividends from Johan Pützfeld for the period 1999/1999 to 1999/2000	English
A2-5	Pützfeld Board Minutes 11 July 2000 concerning development plans for the Skiffy group	English
A2-6	Pützfeld Board Minutes 1 September 2002 concerning the election of two directors for the business	English
A2-7	Pützfeld Board Minutes 26 March 2003 concerning the proposed redemption of the ground rent	English
A6-1	Johan Pützfeld B.V registration at the Kamer Van Koophandel Amsterdam dated 2 October 2000,	Dutch
A6-2	Johan Pützfeld B.V registration at the Kamer Van Koophandel Amsterdam dated 11 October 2001	Dutch
A6-3	Johan Pützfeld B.V registration at the Kamer Van Koophandel Amsterdam dated 10 March 2003	Dutch
A6-4	Letter from Andrew Price dated 27 August 2002 regarding his resignation as company director	English

Section B: Contracts & Commitments

B1-1	Current insurance contracts for the 8 company cars and 1 company van	Dutch
B1-2	Current travel insurance contract for Mr. Schoonenberg, export manager	Dutch
B1-3	Current property damage insurance contract for Johan Pützfeld and amendment dated 12 May 2003 concerning terrorism clause.	Dutch
B1-4	Current insurance contract concerning computer equipment and certain tooling machines and amendment dated 20 June 2003 concerning terrorism clause	Dutch
B1-5	Summary details of insurance policy for the forklift (renewed each year)	Dutch
B1-6	Contract with TPG Post for distribution and shipment dated 4 December 2002	Dutch
B6	Participation loan agreement between Johan Pützfeld and IWP International S.A (France)	English
B19	Example of the current standard contract for resellers – Zalatechnika Kft (Hungary) dated 20 November 2002	English
B20	Contract with BFE concerning monitoring and control of energy costs for Johan Pützfeld dated 26 March 2003	English

Section C: Litigation

C1	Claim from Johan Pützfeld concerning rent contract with Mrs Grzesiek	Dutch
C2	e-mail from Maciej Marunowski (IWP) to Jans Van Malsen summarizing the deemed interest deductions court case	English

Section D: Employee Matters

D1-1	Employment contract for Théo de Gier dated 8 February 1991 and related document concerning bonuses and pay rise	English
D1-2	Employment contract for Jans Van Malsen dated 22 July 2003	English
D2	Summary schedule of total annual employee compensation costs broken down by employee for the year 2003/04	English
D8	Contract with Arboned for employee medical assistance while at work dated 2 June 2003	Dutch
D10	List of loans to employees	English
D11	Contract with de Regio Bank concerning saving premiums deductible from gross wages for employees dated 14 July 1997 (still valid)	Dutch
D12	Pension contract with Zwitserleven	English

Section E: Governmental Applications & Filings

E1-1	Operating permit for Johan Pützfeld from the city of Amsterdam (initially issued on 14 January 1998)	Dutch
E1-2	Amendment to the the operating permit for Johan Pützfeld from the city of Amsterdam dated 7 August 2000	Dutch
E1-3	Amendment to the the operating permit for Johan Pützfeld from the city of Amsterdam dated 1 November 2000	Dutch

Section F: Environmental Matters

F9	Certificate in relation to the removal of underground tanks dated 14 June 1996	Dutch

Section G: Financial Information

G1-1	Statutory accounts forms (internal) for the year ended March 31, 2003	English
G1-2	Statutory accounts forms (internal) for the year ended March 31, 2002	English
G1-3	Statutory accounts forms (internal) for the year ended March 31, 2001	English
G2-1	Letter from PriceWaterhouseCoopers (business auditors) in relation to the audit of the 2002/03 accounts, dated 8 May 2003	
G2-2	Representation letter to PriceWaterhouseCoopers in relation to the audit of the 2002/03 accounts, dated 12 May 2003	
G2-3	Letter from PriceWaterhouseCoopers summarizing critical audit issues in relation to the audit of the 2001/02 accounts, dated 1 May 2002	
G2-4	Representation letter to PriceWaterhouseCoopers in relation to the audit of the 2001/02 accounts, dated 1 May 2002	
G2-5	Representation letter to PriceWaterhouseCoopers in relation to the audit of the 2000/01 accounts, dated 7 May 2001	
G10	Export Unlimited market study about the Spanish Market	Dutch
G15	Accounts receivables	
G16	Fixed assets	
G17	Inventory	

Section H: Taxes

H2-1	Property tax notice from the City of Amsterdam dated 26 March 2001	Dutch
H7	Letter from the tax authorities to PriceWaterhouse dated 11 July 1990 confirming the fiscal unity between Johan Pützfeld BV and IWP International BV	Dutch

Section I: Properties

I1	Purchase contract for the Amsterdam building dated 5 June 1989 + building plan	Dutch
I2	Valution report from DTZ Zadelhoff dated 24 June 2003 concerning the Amsterdam building	English
I3-1	Taxation report for insurance purposes concerning the Amsterdam building, dated 22 October 2002	Dutch
I3-2	Taxation report for insurance purposes concerning fixed assets and inventory, dated 23 July 2002	Dutch
I3-3	Certificate and maintenance contract with Kleist Beveiligingen concerning the burglar alarm system of the Amsterdam building dated 25 January 1994	Dutch
I3-4	Current contract with Eneco Energie for electricity supply of Amsterdam building dated 27 November 2001	Dutch
I3-5	Current contract with Noord West Net N.V. for electricity transport to Amsterdam building dated 1 January 2002	Dutch
I3-6	Siemens contract for maintenance of the fire alarm system of the Amsterdam building dated 29 March 1995 (still valid)	Dutch
I3-7	New contract with the Amsterdam city council concerning ground rent dated 13 March 2003 and excerpt from previous contract	Dutch
I3-8	Maintenance contract for the compressor dated 9 October 1998	Dutch
I3-9	Maintenance contract for the packaging machines 15 November 1999	Dutch

Section J: IT

J1-1	Easylon licence for payroll software dated 1 November 2000	Dutch
J1-2	Computer maintenance contract with T-Systems dated 10 September 2002	Dutch

Section K: Miscellaneous

K1-1	ISO 9001 certificate for Johan Pützfeld (4 languages)	Dutch
K1-2	Company care handbook for employees in relation with ISO 9001 procedures	English (?)
K2	General Sales and Delivery Conditions for Johan Pützfeld	Dutch and English
K3-1	Acceptance contracts from American Express allowing Pützfeld to receive payment from American Express card holders	Dutch
K3-2	Acceptance contracts from Visa allowing Pützfeld to receive payment from Visa card holders	Dutch
K3-3	Acceptance contracts from Diner's Club International allowing Pützfeld to receive payment from Diner's Club Internatonal card holders	Dutch
K3-4	Acceptance contracts from Interpay allowing Pützfeld to receive payment from Mastercard card holders	Dutch
K4	Contract with Getronics for maintenance of the payment terminal in the Skiffy shop	Dutch
K5	Contract with Geldnet for monthly collection and transport of cash collected in the Skiffy shop	Dutch

Skiffy France SAS

Data-room index

—

Last updated 12 October 2003

Section A: Corporate Records

A1	Certificate of incorporation	French
A2	Minutes of board meetings	French
A5	Stock book and stock transfer ledgers	French
A6	A list of current directors of the business	French
A10	List of all subsidiaries of the business	French
A13	Advertising (from Sept 02 to June 03)	French

Section B: Contracts & Commitments

B1-g-1	Commercial agent contract with Agence Bolo	French
B1-g-2	Commercial agent contract with Hanelec Sarl	French
B1-g-3	Commercial agent contract with Jerome Dognin	French
B1-g-4	Commercial agent contract with Gerard Viguie	French
B1-g-5	Sales representative (VRP) contract Hugues Mousset	French
B1-g-6	Sales representative (VRP) contract Michel Dabertrand	French
B1-g-7	Sales representative (VRP) contract Ludovic Dabertrand	French
B1-i-1	Insurance contract for "multirisque des pme-pmi"	French
B1-i-2	Insurance contract for IT system	French
B1-i-3	Insurance contract for Ford Transit	French
B1-i-4	Insurance contract for merchandises	French
B1-i-5	Insurance contract for Toyota forklift	French

B1-i-6	Insurance contract for Peugeot 406 vehicle	French
B1-r	Contract between Skiffy France and Pützfeld BV regarding the provision of certain management services by Pützfeld to Skiffy France	English
B3	Top 20 suppliers / Top 20 customers	French
B6	Intercompany as at 31 March 2003	English
B7	Creditors at 31 March 2003	English/French
B13	Social insurance contracts	French
B14	Social insurance contracts	French
B21	Sample supplier order / order acknowledgement / customer invoice	French

Section C: Litigation

C1	Letter from lawyer to business auditors related to pending litigation dated 27 March 2003 and correspondence from lawyer (2 April 2003 – 21 May 2003)	French

Section D: Employee Matters

D2-1	Work Contract Jean Luc Plantier	French
D2-2	Bonus Jean Luc Plantier	French
D2-3	Work contract Edith Andres	French
D2-4	Work contract Dominique Collet	French
D2-5	Summary table of all employees, including gross annual salaries	French
D5	Applicable collective work agreement ("convention collective") and agreement concerning the 35-hour working week	French

Section E: Governmental Regulations & Fillings

E1-1	Electrical system check-up APAVE (Lingoslheim)	French
E1-2	Fire extinguisher check-up APSAD (Lingolsheim)	French
E1-3	Fire extinguisher check-up APSAD (Saint Martin)	French

Section F: Environmental

Not relevant

Section G: Financial Information

G1-1	Accounts filed with the French authorities for the year ended 31 March 2003 Statutory accounts forms (internal) for the year ended 31 March 2003 Rapprochement des capitaux propres	French / English
G1-2	Accounts filed with the French authorities for the year ended 31 March 2002 Statutory accounts forms (internal) for the year ended 31 March 2002	French / English
G1-3	Accounts filed with the French authorities for the year ended 31 March 2001 Statutory accounts forms (internal) for the year ended 31 March 2001	French / English
G2-1	Report from PriceWaterhouseCoopers for the year ended 31 March 2001	French
G2-2	Report from PriceWaterhouseCoopers for the year ended 31 March 2002	French
G2-3	Report from PriceWaterhouseCoopers for the year ended 31 March 2003	French
G4	Tax audit for the period 1 April 1997 to 31 March 2000 and accompanying notification document	French
G8-1	Consolidated budget Skiffy France + ACME for the year ended 31 March 2004	English
G8-2	Consolidated budget Skiffy France + ACME for the year ended 31 March 2004	English
G15-1	Debtors and trade debtors aging at 31 March 2003	French
G15-2	Trade debtors at 31 March 2003	French
G15-3	Schedule of bad debts and provisions at 31 March 2003	French
G15-4	Overview of write-off policies and special cases	French
G15-5	Creditors at 31 March 2003 (including terms of payments)	French
G16-1	Current assets, working capital and balance sheet at 30 June 2003	French
G16-2	Budgeted expenditures	French
G17-1	Obsolescence rates	French
G17-2	Inventory and valuation	French

Section H: Taxes

H1	Contract regarding the fiscal unity between Skiffy France and IWP Interntional SA	French

Section I: Properties

I1	Layout of facility	French
I3-1	Lease agreement Lingolsheim	French
I3-2	Lease agreement Saint-Martin	French

I5-1	Fixed assets and depreciation at 31 March 2003	French
I5-2	Schedule of fixed assets (split) and depreciation Skiffy France at 30 June 2003	French
I5-3	Schedule of fixed assets (split) and depreciation ACME at 30 June 2003	French
I6	Registered trade-mark certificate (ACME) (new certificate will not be available before September 2003)	French

Section J: IT

Please refer to section J in the "Skiffy Group" file

Section K: Miscellaneous

K4	Non conformities 1 April 2002 to 31 March 2003	English

ACME SARL

Data-room index

—

Last updated 12 October 2003

Section A: Corporate Records

A1-1	Sum-up of the company	French
A1-2	Articles of association	French
A1-3	Excerpt from the register of commerce	French
A5	Stock book and stock transfer ledgers	French
A8	Draft of the minutes concerning the approval of the partial transfer of assets of Skiffy and the transformation into an SAS	French

Section B: Contracts & Commitments

Section C: Litigation

Not applicable

Section D: Employee Matters

D5	Applicable collective labour agreement	French

Section E: Governmental Regulations & Fillings

Not applicable

Section F: Environmental

Not applicable

Section G: Financial Information

G1-1	Accounts filed with the French authorities for the year ended 31 March 2003	French
G1-2	Statutory accounts forms (internal) for the year ended 31 March 2003	French

Section H: Taxes

H1	Tax sharing agreement with IWP International SA	French

Section I: Properties

Not relevant

Section J: IT

Please refer to section J in the "Skiffy Group" file

Section K: Miscellaneous

Not relevant

IWP International S.A

Data-room index

—

Last updated 12 October 2003

Section A: Corporate Records

A1-1	Sum-up of the company	French
A1-2	Articles of association	French
A2-1	Minutes of the Annual General Meeting (last three years)	French
A2-2	Draft minutes concerning the approval of the financial year ending 31 March 2003 and the modification of the articles of association	French
A8	All stock books including stock transfer ledgers (last 3 years)	French
A10	List of all subsidiairies of the business	

Section B: Contracts & Commitments

B6	Intercompany as at 31 March 2003	French
B7	Creditors as at 31 March 2003	French

Section C: Litigation

Not applicable

Section D: Employee Matters

Not applicable.

Section E: Governmental Regulations & Fillings

Not applicable

Section F: Environmental

Not applicable

Section G: Financial Information

G1-1	Accounts filed with the French authorities for the year ended 31 March 2003 and Statutory accounts forms (internal) for the year ended 31 March 2003	French
G1-2	Accounts filed with the French authorities for the year ended 31 March 2002 and Statutory accounts forms (internal) for the year ended 31 March 2002	French
G1-3	Accounts filed with the French authorities for the year ended 31 March 2001 and Statutory accounts forms (internal) for the year ended 31 March 2001	French
G2-1	Report from PriceWaterhouseCoopers for the year ended 31 March 2002	French
G2-2	Report from PriceWaterhouseCoopers for the year ended 31 March 2001	French
G4	Tax audit for the period 01/04/97 to 31/03/00	French
G8	Budget 2004	French

Section H: Taxes

Please refer to G4 above.

Section I: Properties

Not relevant

Section J: IT

Please refer to section J in the "Skiffy Group" file

Section K: Miscellaneous

Not relevant

Skiffy Normteile

Data-room index

–

Last updated 12 October 2003

Section A: Corporate Records

A 1	Gründung der Skiffy Normteile GmbH. (Articles of Incorporation and By-laws of the Business) dated 4 May 1999	German
A2	Minutes of the intercompany group management meeting dated 1 March 2002	English
A 5	Ausfertigung für den beteiligte unternehmen (statement of ownership of the business) dated 5 May 1999	German
A 6	Handelsregister Eintragung (excerpt from the Register of Commerce) dated 26 May 1999	German

Section B: Contracts & Commitments

Please refer to section B in the "Skiffy Group" files for group insurance contracts applicable to Skiffy Normteile.

Section C: Litigation

Not relevant

Section D: Employee Matters

D2 - 1	Contract for (Anstellungvertrag) Geschaftsfuhrer (Tde Gier) dated 1 Oct 1999	German
D2 - 2	Anstellungvertrag Prokuristin (J.v.M) 1 Oct 99	German
D2 - 3	Contract for Stephan Johé dated 11 April 2000	German
D2 - 4	Contract for Sandra Cordioli dated 27 May 1999	German
D2 - 5	Contract for Rico Frieling dated 27 May 1999	German
D2- 6	Contract for Iris Grippenkoven dated 16 June 2003	German
D11 -1	Company car contract for Stephan Johé	German

D11 -2	Private Computer Project for each of the employees of Skiffy Normteile	German

Section E: Governmental Regulations & Fillings

Not relevant

Section F: Environmental

Not relevant

Section G: Financial Information

G1-1	Statutory accounts forms (internal) for the year ended March 31, 2003	English
G1-2	Statutory accounts forms (internal) for the year ended March 31, 2002	English
G1-3	Statutory accounts forms (audited) for the year ended March 31, 2001	German
G15	Accounts receivables as at March 31, 2003	English
G16	Fixed Assets as at March 31, 2003	English
G17	Inventory level as at March 31, 2003	English

Section H: Taxes

H2-1	Umsatzsteuer (VAT) 2001	German
H2-2	Haan stadt city tax (Gewerbesteuermesbetrag) 2001	German
H2-3	Final notification of national corporate tax for 2001/02	German
H2-4	Preliminary notification of national corporate tax for 2003/04	German

Section I: Properties

I 1	Lease agreement (Mietvertrag) for Haan office dated 30 March 1999.	German

Section J: IT

Please refer to section J in the "Skiffy Group" file

Section K: Miscellaneous

K1	ISO 9001 certificate for Skiffy Normteile	German

Skiffy UK

Data-room index

—

Last updated 12 October 2003

Section A: Corporate Records

A1	Certificate of Incorporation dated 18 August 1997 concerning the change of name of Rolvenline Ltd into Skiffy UK Ltd	English
A2-1	Minutes of management meetings for the year 2001, 2002 and 2003	English
A2-2	Minutes and exchanges of correspondence with Companies House in relation to the change of name of auditors from PriceWaterhouseCoopers to PriceWaterhouseCoopers LLP from April 2003 onwards	English
A6	2003 Annual Return for Skiffy UK Ltd filed with the Companies House	English

Section B: Contracts & Commitments

Please refer to section B in the file "Skiffy Group" for for group insurance contracts applicable to Skiffy UK

Section C: Litigation

Not relevant

Section D: Employee Matters

D2	Employment contracts UK	
D11	Lease contract for company car of Peter Herreaman	English

Section E: Governmental Regulations & Filings

Not relevant

Section F: Environmental

Not relevant

Section G: Financial Information

G1-1	Statutory accounts forms (internal) for the year ended March 31, 2003	English
G1-2	Statutory accounts (audited by PriceWaterHouseCoopers) for the year 31 March 2002	English
G1-3	Statutory accounts forms (internal) for the year ended March 31, 2002	English
G1-4	Statutory accounts (audited by PriceWaterHouseCoopers) for the year 31 March 2001	English
G1-5	Statutory accounts forms (internal) for the year ended March 31, 2001	English
G2-1	Representation letter to PriceWaterhouseCoopers in relation to the audit for the year ended 31 March 2001, dated 10 January 2002	English
G2-2	Representation letter to PriceWaterhouseCoopers in relation to the audit for the year ended 31 March 2002, dated 23 December 2002	English
G15	Accounts receivables	
G16	Fixed assets	
G17	Inventory	

Section H: Taxes

H2-1	Corporation tax computation (from PriceWaterhouseCoopers) for the year ended 31 March 2002	English
H2-2	Corporation tax computation (from PriceWaterHouseCoopers) for the year ended 31 March 2001	English

Section I: Properties

I1-1	Lease agreement for the UK offices between Skiffy UK Ltd and Imex Properties Ltd dated October 1997	English
I1-2	Current lease contract for the UK offices between Skiffy UK and Imex Spaces, dated 25 October 2000	English

Section J: IT

Please refer to section J if the "Skiffy Group" file.

Section K: Miscellaneous

K1	ISO 9001 certificate for Skiffy UK	English

Skiffy South Africa

Data room index

—

Last updated 12 October 2003

Section A: Corporate Records

A1	By laws for Skiffy SA CC dated 20 December 2000	English
A6	Registration of Skiffy SA CC with the South African Netherlands Chamber of Commerce	English

Section B: Contracts & Commitments

B1-1	Contract with PriceWaterhouseCoopers for payroll administration outsourcing	English
B1-2	Insurance contract for the Pretoria office dated 3 October 2002	English

Section C: Litigation

Not relevant

Section D: Employee Matters

D2-1	Employment contract for Mrs. Shobana Nandcoomar dated 19 December 2002	English
D2-2	Employment contract for Mrs Shaun Francis van der Merwe dated 1 August 2002	English
D2-3	Employment contract for Mr. Johannes Vusi Sibanyoni dated 1 September 2002	English

Section E: Governmental Regulations & Fillings

Not relevant

Section F: Environmental

Not relevant

Section G: Financial Information

G1-1	Statutory accounts forms (internal) for the year ended March 31, 2003	English
G1-2	Audited statutory accounts forms and accompanying documents from PriceWaterhouseCoopers for the year ended March 31, 2002	English
G1-3	Statutory accounts forms (internal) for the year ended March 31, 2002	English
G1-4	Audited statutory accounts forms and accompanying documents from PriceWaterhouseCoopers for the year ended March 31, 2001	English
G-15	Accounts receivables as at 31 March 2003	English
G-16	Fixed Assets as at 31 March 2003	English
G-17	Inventory as at 31 March 2003	English

Section H: Taxes

H2-1	VAT registration for Skiffy SA CC	English
H2-2	PriceWaterhouseCoopers corporation tax assessment for the year 2001	English
H2-3	PriceWaterhouseCoopers corporation tax assessment for the year 2002	English

Section I: Properties

I1-1	Lease agreement for the Pretoria office for the period 1 December 2002 to 1 December 2003	English
I1-2	Lease agreement for the Pretoria office for the period 1 December 2000 to 1 December 2002.	English

Section J: IT

Please refer to section J if the "Skiffy Group" file.

Section K: Miscellaneous

Not relevant

MEMO

To Data Room Visitors
From Jap Jongedijk/Paula Boshouwers
Reference 30.000.836
Subject Project Bark - Added documents
Date 12 October 2003

Documents set out hereafter are added to the Data Room after its opening.

Name of document	Relevant company	Date inserted	Reference number	
Articles of association Johan Pützfeld	Johan Pützfeld B.V.	6/8/03	X1	
Letter PWC re critical matters dated 1 may 2002	Johan Pützfeld B.V.	6/8/03	X2	
Consolidated profit-loss account per 31 march 2003	Skiffy Group	6/8/03	X3	
Building Plan	Johan Pützfeld B.V.	6/8/03	X4	
Representation letter from Pützfeld B.V. to PWC dating from 12 may 2003.	Johan Pützfeld B.V.	6/8/03	X5	
Representation letter from Pützfeld B.V. to PWC dating from 1 may 2002.	Johan Pützfeld B.V.	6/8/03	X6	
Letter PWC re critical matters dated 12 may 2003.	Johan Pützfeld B.V.	6/8/03	X7	
Standard employment agreements Johan Pützfeld B.V.	Johan Pützfeld B.V.	6/8/03	X8	
Overview absence through illness	Johan Pützfeld B.V.	7/8/03	X9	
Overview non taken holidays	Johan Pützfeld B.V.	7/8/03	X10	
Personal Loan of Biniam Daniel	Johan Pützfeld B.V.	11/8/03	X11	
Employment agreement R.M. Menning	Johan Pützfeld B.V.	11/8/03	X12	
Employment agreement H. Boensma	Johan Pützfeld B.V.	11/8/03	X13	
Converted employment agreement P.D. Schoonenberg	Johan Pützfeld B.V.	11/8/03	X14	
Employment agreement W. Landsmeer	Johan Pützfeld B.V.	11/8/03	X15	
Employment agreement S. Johe	Skiffy Normteile	11/8/03	X16	
Change to employment agreement S. Johe (2/4/01)	Skiffy Normteile	11/8/03	X17	
Changes to the employment	Skiffy Normteile	11/8/03	X18	

agreement S. Johe (2/1/02)				
Reconciliation of corporate income tax	Johan Pützfeld B.V.	11/8/03	X19	
Minutes of the meeting of the board of directors' meeting of October 5, 2001 and the extraordinary shareholders meeting of November 20, 2001	IWP International SA.	11/8/03	X20	
Bonus calculations 1999/2000 (Balance sheet 1999/2000 and Profit & Loss account 1999/2000)	All companies	11/8/03	X21	
Documents relating to the transfer of shares of Johan Pützfeld B.V. to IWP International plc -Deed of assignment of Pützfeld agreement -Deed of covenant of Pützfeld agreement -Instrument of transfer of shares -Resolution of shareholders - Description of the value of the shares to be contributed - Subscription agreement between IWP International PLC and IWP International B.V. - Resolution of shareholders - Shareholders register	Johan Pützfeld B.V.	11/8/03	X22	
Accountant Letter from Price WaterhouseCoopers relating the consolidated accounts of IWP International plc [to be signed]	IWP International plc/all companies	11/8/03	X23	
Extract chamber of commerce (English translation attached)	Johan Pützfeld B.V.	11/8/03	X24	
Consolidation schedule 2001/02	Skiffy Group	18/8/03	X25	
Loan Agreement between Johan Pützfeld B.V. and Skiffy UK Limited dated 22.12.1997	Johan Pützfeld B.V./ Skiffy UK Limited	19/8/03	X26	
Ground lease conversion	Johan Pützfeld B.V.	8/9/03	X27	
License agreement with Imex Spaces	Skiffy UK Limited	8/9/03	X28	
Transfer of shares from De Gier to Johan Pützfeld	Skiffy South Africa	12/10/03	X29	
Transfer of shares from Van Malsen to Johan Pützfeld	Skiffy South Africa	12/10/03	X30	
Share certificates Skiffy South Africa	Skiffy South Africa	12/10/03	X31	
Minutes of meeting Skiffy South	Skiffy South Africa	12/10/03	X32	

Africa 11 September 2003				
Contents of Register of Directors, auditors	Skiffy South Africa	12/10/03	X33	
Certificates of commence	Skiffy South Africa	12/10/03	X34	
Application to convert a Close Corporation into a Company	Skiffy South Africa	12/10/03	X35	
Memorandum and articles of association	Skiffy South Africa	12/10/03	X36	

Project Bark - index added documents after 12 October 2003

Date: 19 December 2003

Index JOHAN PÜTZFELD I

1 Documents from Zwitserleven that indicate that additional payments have been made for Mr. F.F. Manders and Mr. M. Brugman in connection with their pensions, dated 2 February 2000 and 10 September 2003.
2 Insurance Policy from Avéro Achmea dated 2 November 2002 concerning prolongation policy for a Toyota with license plate number VX-04-SK.
3 Overview of cars owned by Johan Putzfeld B.V. prepared by Skiffy management
4 General Terms and Conditions of American Express Services Europe Ltd signed by Mr. De Gier on behalf of Johan Putzfeld B.V.
5 General Terms and Conditions of Visa Card Services and agreement between Visa Card services and Johan Putzfeld B.V. dated 15 November 1997.
6 Agreement between Johan Putzfeld B.V. and Diners Club Benelux N.V. dated 24 October 1997
7 Agreement between Johan Putzfeld B.V. and Eurocard Nederland B.V. (Interpay) dated 14 October 1997
8 Agreement between Johan Putzfeld B.V. and Geldnet including General Terms and Conditions dated 18 October 2000.
9 Letter from Interpay dated 30 August 1999 concerning and including the General Terms and Conditions of Interpay
10 Agreement (Overeenkomst Haalservice) between Johan Putzfeld B.V. and PTT Post B.V. dated 4 September 1997
11 General Terms and Conditions of Avéro Achmea concerning Car Insurances
12 General Terms and Conditions of Avéro Achmea concerning Liability Insurance in connection with Car insurance.
13 General Terms and Conditions of Avéro Achmea concerning Casco Insurance in connection with Car insurance.
14 General Terms and Conditions of Avéro Achmea concerning Damage to Passengers Insurance in connection with Car insurance.
15 General Terms and Conditions of Avéro Achmea concerning the Coverage of Accessories in connection with Car insurance.
16 Insurance Policy from Avero concerning Mercedes Benz C klasse (55-GN-BZ) dated 3 May 2003.
17 Insurance Policy from Avero concerning Toyota Corolla 1.3 (SN-ZL-21) dated 31 August 2003.
18 Insurance Policy from Avero concerning Toyota Corolla 1.3 (SN-ZL-18) dated 31 August 2003.
19 Insurance Policy from Avero concerning Toyota Corolla 1.4 (82-JV-XR) dated 3 October 2002.
20 Insurance Policy from Avero concerning Toyota Celicia (64-GD-DV) dated 10 September 2003.
21 Insurance Policy from Avero concerning Toyota Corolla Wagon 1.6 (77-LB-KH) dated 8 November 2002.
22 Insurance Policy from Avero concerning Toyota Avensis 1.8 (49-JT-DZ) dated 1 February 2003
23 Insurance Policy form Klaverblad verzekeringen concerning Forktruck serial number

Vervolg Index JOHAN PÜTZFELD I

24 Proof of trademark registration SEALON trademark for the Benelux registered 12 July 2000.
25 Indonesian trademark registration for the SKIFFY trademark dated 16 July 1997
26 Letter from the Organisation Mondiale de la propriete intellectuelle (OMPI) concerning the registration of the SKIFFY trademark in Bulgaria, Czech Republic, Poland, Russia and Slovakia dated 10 July 2000, and the OMPI trademark registration certificate for the Skiffy trademark in Germany, Austria, Spain, France, Italy, Portugal, Switzerland and Denmark.
27 Trademark registration certificate for the SKIFFY trademark for Turkey dated 5 February 1999.
28 Design registration for the TIKNAGEL model for Great Brittain dated 24 September 2003.
29 Design registration for the PAPERCLIP model for the Benelux, Switzerland, Germany, France and Italy dated 12 September 2000.
30 Trademark registration for the Johand Pützfeld trademark in the Benelux dated 17 July 1997.
31 Deed of Assignment of Putzfeld agreement between IWP International Plc. and IWP International B.V. dated 30 march 1990. And Registration at the Kamer van Koophandel Amsterdam 17.10.2003
32 Deed of Covenant of Putzfeld agreement between Mr. J. Putzfeld and IWP International B.V. dated 30 march 2000.
33 Instrument of Transfer of Shares between Putzfeld Beheer B.V. and IWP International Plc.
34 Resolution of Shareholders from IWP International B.V. resolved by IWP International Plc. on 30 March 1990.
35 Subscription Agreement between IWP International Plc. and IWP International B.V. dating from 30 March 1990.
36 Shareholders Resolution of the shareholders of Johan Putzfeld Industrie & Handelscompagnie B.V. resolved by IWP International Plc. on 30 March 1990.
37 Shareholders Resolution of IWP International B.V. resolved by IWP International Plc. on 30 March 1990.
38 Register of Shareholders of Johan Putzfeld Industrie & Handelcompagnie B.V.
39 Set-off Agreement between IWP International B.V. and Johan Putzfeld Industrie & Handelscompagnie B.V. dated 17 July 2003
40 Microsoft Open License for Microsoft Windows NT 4.0.
41 Agreement between Johan Pützfeld B.V. and Getronics concerning the supply and installation and maintainance of equipment concerning the Telepas Chip Pin dated 8 December 2000.
42 General Terms and Conditions from debis IT Services Marketech bv
43 Software Agreement between Easylon Loon & Salaris C.V. and Johan Putzfeld Industrie & Handelscompagnie B.V. including General Terms and Conditions dated 1 November 2000.
44 Maintainance Agreement with Sabern signed in January 1996

Project Bark - index added documents after 12 October 2003

Date: 19 December 2003

Index JOHAN PÜTZFELD II

1. Certificate of License and Authenticity in connection with SCO VisionFS
2. Certificate of License and Authenticity in connection with SCO ARCserve/Open from Cheyenne
3. Certificate of License and Authenticiy in connection with SCO SMP license
4. Certificate of License and Authenticity in connection with SCO OpenServer Enterprise System
5. Certificate of License and Authenticity in connection with SCO OpenServer User Licenses
6. Certificate of License and Authenticity in connection with SCO OpenServer 5
7. Certificate of License and Authenticity in connection with Optional Services SCO ARCserve/Open from Cheyenne
8. Certificate of License and Authenticiy in connection with SCO OpenServer 5.0 and SCO OpenServer 5.05 Enterprise System 5 User
9. Certificate of License and Authenticity in connection with SCO OpenServer 5.0 and SCO VisionFS 2.0 License
10. Certificate of License and Authenticity in connection with ARCserve/Open from Cheyenne and SCO ARCserve/Open from Cheyenne
11. Activation Key for TinyTERM Plus Edition
12. Attachmate Additional Software License Agreement
13. Permit in connection with the Dutch Law on Environment ("*Vergunning ingevolge de Wet Milieubeheer*") dated 1 November 2000
14. Statement from Mr. De Gier concerning chemicals discovered at the premises of Johan Putzfeld Industrie & Handelscompagnie B.V. dated 27 October 2003.
15. Statement from the lawyer of IWP International Plc. signed by the District Attorney of the Amsterdam police concerning the discovered chemicals dated 23 September 2003.
16. Verdict of the Court with respect to the eviction of the ex-employee from the Company's housing, dated 30 September 2003.
17. Police reports in connection with the burglary dated 25 November 1999.And C&E insurance report.
18. Draft-agreement between Sabern B.V. and Johan Pützfeld B.V. (not dated)
19. Description of Skiffy Database prepared by Skiffy Management dated 3 December 2002.
20. General terms and conditions with respect to SCO Software.
21. License Agreements with respect to the pro-engineer software.
22. General terms and conditions of the Century software license.
23. Notice from C & E Insurances that the damages in connection with the burglary from November 1999 will be paid out dated 12 April 2003.
24. Pension arrangements (pensioen regelement) Johan Pützfeld B.V. from September 1991
25. Pension scheme (pensioen regeling) in force at Johan Putzfeld B.V. from 1991 until 2001
26. Letter from C&E bankers concerning the release of the pledge on the Shares of Johan Pützfeld B.V. dated 3.11.2003.
27. Resale Agreement between Johan Pützfeld B.V. and Bayshore Technologies dated 15 July 2003
28. Resale Agreement between Johan Pützfeld B.V. and Dantech Fasteners a/s
29. Resale Agreement between Johan Pützfeld B.V. and HG Sp. z.o.o. dated 7 November 2000

Vervolg Index JOHAN PÜTZFELD II

30. Vertrag Anwendung Markenname Skiffy between Johan Pützfeld B.V. and Katronik Elektronik GmbH dated 6 March 2000
31. Agreement concerning the use of brand name Skiffy between Johan Pützfeld Industrie en Handelscompagnie B.V. and Ondrej Krasa dated 1 November 2003
32. Resale Agreement between Johan Pützfeld B.V. and MDM dated 10 July 2001
33. Vertrag Anwendung Markennahme Skiffy between Johan Pützfeld B.V. and PB Elektro vertriebs-GmbH dated 5 August 1998
34. Resale Agreement between Johan Pützfeld B.V. and Ratim Automotive Consumables dated 15 March 2003
35. Resale Agreement between Johan Pützfeld Industrie en Handelscompagnie B.V. and Scanfast Aps dated 28 July 2003
36. Resale Agreement between Johan Pützfeld B.V. and C.V Warna Integra Selaras dated 24 February 2001
37. Agreement concerning the use of brand name Skiffy between Johan Pützfeld B.V. and Yilsen Plastik Metal dated 6 October 2003
38. Resale Agreement between Johan Pützfeld Industrie en Handelscompagnie B.V. and Zalatechnika Kft dated 20 November 2002.136-149
39. Licence Authorization Grant, Mc Afee, 02.08.2002-2004
40. Printer/Peripherals/Server Inventory Skiif Group, July 2003
41. Product Schedule PTC and General Terms of conditions.
42. Invoice of Rand
43. Invoices of GMT Systems BV
44. Form Confirmation CAD
45. Invoice Euronet Internet

Project Bark - index added documents after 12 October 2003

Date: 19 December 2003

SKIFFY GROUP Index

1. Shareholders Resolution of IWP International B.V. resolved by IWP International Plc. on 30 March 1990.
2. First Draf starting up in de USA
3. Financial Information IWP made by PWC

SKIFFY NORMTEILE Index

1. Mitvertrag fut Gewerberaume
2. Letter from Stefan Johe to Mr. Wydooghe from Downer containing detailed information on the Skiffy premises in Germany dated 21 October 2003.
3. Gewerbe Anmeldung
4. Virenschutzsoftware
5. Auftragsbestagigung
6. Letter from Steuerberaterin Monika Jansen to Skiffy Normteile GmbH concerning Dutch employees dated 27 October 2003.
7. Steuer Mitarbeiterauflistung pro Monat
8. Rechnung Hoffmann
9. Rechnung KMW
10. Qualitatsmanagement Zertefikat, BCQI

SKIFFY UK Index

1. Motor fleet Insurance, dated 11.11.2003
2. Order Confirmation and special Offer, Mc Afee

ACME Index

1. Documents concerning the acquisition of Acme S.A. by IWP International S.A. dated 17 November 1995 (36 pages).
2. Statuts sous forme de SARL (ancien nom ACME) au 20/06/1974;

Articles of Association of the SARL (former name of ACME) dated 20/06/1974

3. Statuts sous forme de SA mis á jour au 30/09/1999

Articles of Association of SA updated on 30/09/1999

4. Registre des Assemblées p. 1 á 100 (procès-verbaux á compter de l'année 1975)

Register of General Meetings p. 1 to 100 (minutes from the year 1975 onwards)

5. Lettre de convocation au conseil d'administration du 14/08/2000 adressée á Monsieur Louis Murray en date du 09/08/2000 portant la mention manuscrite - reçue en main propre -;

Convocation letter to the board meeting of 14/08/2000 addressed to Mr. Louis Murray, dated 09/08/2000 and with 'received personally' handwritten on it

6. Lettre de convocation au conseil d'administration du 17/08/2000 adressée á Monsieur Andrew Price en date du 09/08/2000 portant la mention manuscrite - reçue en main propre;

Convocation letter to the board meeting of 17/08.2000 addressed to Mr. Andrew Price, dated 09/08/2000 and with 'received personally' handwritten on it

7. Lettre de convocation au conseil d'administration du 14/08/2000 adressée á Monsieur Jean-Luc Plantier en date du 09/08/2000 portant la mention manuscrite - reçue en main propre -;

Convocation letter to the board meeting of 14/08/2000 addressed to Mr. Jean-Luc Plantier, dated 09/08/2000 and with 'received personally' handwritten on it

8. Lettre de convocation á l'assemblée générale ordinaire du 29/09/2000 adressée á Monsieur Andrew Price en date du 13/09/2000 et portant la mention manuscrite - reçue en main propre -;

Convocation letter to the Annual General Meeting of 29/09/2000 addressed to Mr. Andrew Price, dated 13/09/2000 and with 'received personally' handwritten on it

9. Lettre de convocation á l'assemblée générale ordinaire du 29/09/2000 adressée á Monsieur Patrick Joseph Moran en date du 13/09/2000 et portant la mention manuscrite - reçue en main propre –

Convocation letter to the Annual General Meeting of 29/09/2000 addressed to Mr. Patrick Joseph Moran, dated 13/09/2000 and with 'received personally' handwritten on it

10. Lettre de convocation á l'assemblée générale ordinaire du 29/09/2000 adressée á Monsieur Richard George Hayes en date du 13/09/2000;

Convocation letter to the Annual General Meeting of 29/09/2000 addressed to Mr. Richard George Hayes dated 13/09/2000

11. Lettre de convocation á l'assemblée générale ordinaire du 29/09/2000 adressée á Monsieur Louis Murray en date du 13/09/2000 et portant la mention manuscrite - reçue en main propre -;

Convocation letter to the Annual General Meeting of 29/09/2000 addressed to Mr. Louis Murray, dated 13/09/2000 and with 'received personally' handwritten on it

12. Lettre de convocation á l'assemblée générale ordinaire du 29/09/2000 adressée á Monsieur Neil Popham en date du 13/09/2000 et portant la mention manuscrite - reçue en main propre -;

Convocation letter to the Annual General Meeting of 29/09/2000 addressed to Mr. Neil Popham, dated 13/09/2000 and with 'received personally' handwritten on it

Vervolg ACME Index

13. Lettre de convocation á l'assemblée générale ordinaire du 29/09/2000 adressée á la société IWP International en date du 13/09/2000 et portant la mention manuscrite - reçue en main propre -;

Convocation letter to the Annual General Meeting of 29/09.2000 addressed to IWP International, dated 13/09/2000 and with 'personally received' handwritten on it

14. Rapport de gestion du conseil d'administration á l'assemblée générale ordinaire du 29/09/2000;

Board Members' report on the Annual General Meeting 29/09/2003

15. Feuille de présence á l'assemblée Générale ordinaire du 29/09/2000.

Attendance Sheet of the Annual General Meeting of 29/09/2000

16. Lettre de convocation du commissaire aux comptes au conseil d'administration du 14/09/2001 en date du 05/09/2001;

Convocation letter from the business auditor to the board meeting of 14/09/2001, dated 05/09/2001

17. Lettre de convocation du commissaire aux comptes á l'assemblée générale ordinaire du 29/09/2001 en date du 14/09/2001

Convocation letter from the business auditor to the Annual General Meeting of 29/09/2001, dated 14/09/2001

18. Lettre de convocation du commissaire aux comptes au conseil d'administration du 05/10/2001 en date du 29/09/2001

Convocation letter from the business auditor to the board meeting of 05/10/2001, dated 29/09/2001

19. Feuille de présence au conseil d'administration du 14/09/2001

Attendance sheet of the board meeting of 14/09/2001

20. Rapport de gestion du conseil d'administration á l'assemblée générale ordinaire du 29/09/2001

Board Members' report on the Annual General Meeting of 29/09/2001

21. Feuille de présence á l'assemblée générale ordinaire du 29/09/2001

Attendance sheet of the Annual General Meeting of 29/09/2001

22. Feuille de présence au conseil d'administration du 05/10/2001

Attendance sheet of the board meeting of 05/10/2001

23. Lettre de convocation du commissaire aux comptes á l'assemblée générale extraordinaire du 21/11/2001 en date du 05/10/2001

Convocation letter from the business auditor to the Extraordinary Shareholders' Meeting of 21/11/2001, dated 05/10/2001

24. Rapport de gestion du conseil d'administration á l'assemblée générale extraordinaire du 20/11/2001

Board Members' report to the Extraordinary Shareholders' Meeting of 20/11/2001

25. Feuille de présence á l'assemblée générale extraordinaire du 20/11/2001

Attendance sheet of the Extraordinary Shareholders' Meeting of 20/11/2001

26. Procès-verbal de décisions extraordinaires de l'Associé Unique en date du 31/08/2003 dument enregistré (société ACME)
27. Procès-verbal des décisions de l'Associé Unique en date du 25/06/2003 (société ACME)
28. Rapport du Gérant á l'Associé Unique de la société ACME en date du 25/06/2003;

Vervolg ACME Index

29. Statuts de la société ACME mis á jour au 31/08/2003;
Articles of Association of ACME, updated 31/08/2003
30. Procès-verbal de décisions de l'Associé Unique de la société ACME en date du 25/08/2003;
Minutes regarding the decisions of the Single/Only Shareholders of ACME dated 25/08/2003
31. Rapport du commissaire á la transformation concernant la société ACME;
Auditor's report regarding the transformation of ACME
32. Publicité légale dans les Affiches Moniteur en date du 19/09/2003 concernant l'apport partiel d'actif (société ACME)
Legal announcement in the 'Affiches Moniteur' dated 19/09/2003 regarding the partial asset transfer (ACME)
33. Récépissé de dépôt du rapport du commissaire á la transformation auprès du Registre du Commerce et des Sociétés de Strasbourg en date du 18/08/2003 concernant la société ACME;
Deposit receipt of the commissioner's report about the transformation of ACME at the Registration Office of Trade and Companies in Strasbourg dated 18/08/2003
34. Récépissé de dépôt du rapport du commissaire á la scission auprès du Registre du Commerce et des Sociétés de Strasbourg en date du 18/08/2003 concernant l'apport partiel d'actif entre les sociétés Skiffy France SAS et ACME;
Deposit receipt of the commissioner's report about the partial asset transfer between Skiffy France SAS and ACME at the Registration Office of Trade and Companies in Strasbourg dated 18/08/2003
35. Récépissé de dépôt du projet d'apport partiel d'actif en date du 25/06/2003 auprès du Registre du Commerce et des Sociétes de Strasbourg concernant la société ACME;
Deposit receipt of the draft document regarding the partial asset transfer for ACME dated 25/06/2003 at the Registration Office of Trade and Companies in Strasbourg
36. Proces Verbal d'assemble general ordinaire, 29.09.2001
37. Proces Verbal d'assemble general ordinaire, 20.11.2001
38. Proces Verbal des deliberations de l'assemble generale ordinaire annuele, 29.09.2000

Project Bark - index added documents after 12 October 2003

Date: 19 December 2003

Index SKIFFY FRANCE

1. Overview of local insurances of the Skiffy Group prepared by IWP management.
2. Statuts sous forme de SAS mis á jour au 20/11/2001

Articles of Association of SAS updated on 20/11/2001

3. Lettre de convocation du commissaire aux comptes en date du 15/07/2002

Convocation letter from the business auditor, dated 15/07/2002

4. Rapport de gestion de la présidence en date du 14/08/2002 pour l'exercice clos le 31/03/2002

President's report dated 31/03/2002

5. Lettre de convocation du commissaire aux comptes en date du 18/08/2003

Convocation letter from the business auditor dated 18/08/2003

6. Rapport de gestion du Président á l'Associé Unique en date du 25/08/2003

President's report to the Single/Only Shareholder dated 25/08/2003

7. Projet d'apport partiel d'actif entre les sociétés Skiffy France SAS et ACME;

Draft document regarding asset transfer agreement between Skiffy France SAS and ACME

8. Procès-verbal de décisions de l'Associé Unique en date du 31/08/2003 dument enregistré (société Skiffy France SAS);

Minutes of the Single/Only Shareholders' decisions dated 31/08/2003 duly registered (Skiffy France SAS)

9. Procès-verbal des décisions de l'Associé Unique en date du 25/06/2003 (société Skiffy France SAS)

Minutes of the Single/Only Shareholders' decisions dated 25/06/2003 (Skiffy France SAS)

10. Rapport du Président á l'Associé Unique de la société Skiffy en date du 25/06/2003;

President's report to the Single/Only Shareholder of Skiffy dated 25/06/2003

11. Statuts de la société Skiffy mis á jour au 31/08/2003;

Articles of Assocation of Skiffy, updated 31/08/2003

12. Procès-verbal de décisions de l'Associé Unique de la société Skiffy en date du 06/05/2003;

Minutes regarding the decisions of the Single/Only Shareholder of Skiffy dated 06/05/2003

13. Déclaration de régularité et de conformité;

Regularity and conformity declaration

14. Rapport du commissaire á la transformation concernant la société Skiffy France SAS;

Auditor's report regarding the transformation of Skiffy France SAS

15. Requête devant le Président de la Chambre Commerciale du Tribunal de Grande Instance de Strasbourg affin de nommer un commissaire á la scission;

Request to the President of the Commercial Court in Strasbourg in order to indicate a commissioner for the split

16. Ordonnance de la 1ers Chambre Commerciale du Tribunal de Grande Instance de Strasbourg désignant le commissaire á la scission;

Order of the Commercial Court in Strasbourg indicating a commissioner for the split

17. Rapport du commissaire á la scission sur la rémunération de l'apport partiel d'actif effectué par la société Skiffy France SAS á la société ACME;

Commissioner's report regarding the remuneration of the partial asset transfer from Skiffy France SAS to ACME.

18. Rapport du commissaire á la scission sur la valeur de l'apport partiel d'actif effectué par la société Skiffy France SAS á la société ACME

Commissioner's report regarding the value of the partial asset transfer made by Skiffy France SAS to ACME

Vervolg Index SKIFFY FRANCE

19. Récépissé de dépôt de déclaration au Centre de Formalités des Entreprises en date du 13/10/2003;

Receipt of the deposit at the Company Administration Office dated 13/10/2003

20. Récépissé de dépôt du rapport de commissaire á la transformation auprès du Registre du Commerce et des Sociétés de Strasbourg en date du 18/08/2003 concernant la société Skiffy France SAS;

Deposit receipt of the commissioner's report about the transformation regarding Skiffy France SAS at the Registration Office of Trade and Companies in Strasbourg dated 18/08/2003

21. Récépissé de dépôt du projet d'apport partiel d'actif en date du 25/06/2003 auprès du Registre du Commerce et des Sociétés de Strasbourg concernant la société Skiffy France SAS;

Deposit receipt of the draft document regarding the partial asset transfer for Skiffy France SAS dated 25/06/2003 at the Registration Office of Trade and Companies in Strasbourg

22. Proces Verbal de Decisions de l'associe unique du 20.11.2001
23. Proces Verbal de Decisions de l'associe unique du 30.09.2002
24. Proces Verbal de Decisions de l'associe unique du 02.12.2002
25. Proces Verbal de Decisions de l'associe unique du 25.06.2003
26. Les Affiches Moniteur en date 19.09.2003 concernant la societe ACME
27. Proces Verbal d'assemblee generale de Skiffy France SAS en date du 17.11.1995
28. Recepisse de depot de declaration a la Chambre des Metiers d'Alsace concernant ACME SAS
29. Pret de consommation d'action de Louis Murray en date du 12.09.1997
30. Declaration de regularite et de conformite de l'apport partiel d'actif de SKIFFY FRANCE SAS a ACME SAS [not dated
31. Rapport de gestion du President de SKIFFY FRANCE SAS sur l'exercice clos le 31.03.2003
32. Proces Verbal de la decision de l'associe unique de SKIFFY FRANCE SAS sur l'approbation des comptes de l'exercice clos le 31 mars 2003
33. Extrait de registre du commerce et des societes en date du 12 mars 2003
34. License SYMANTEC, antivirus
35. Bon d'enlevement d'huiles usagees en date du 24.02.2003
36. Certificat de Systeme Qualite
37. Historique des mises a jour des plans du site
38. Workshop/offices/Warehouse lay outs
39. Production F.A.
40. Workstations Inventory SKIFFY GROUP

Project Bark
Binder disclosed documents outside Data Room investigation
04 February 2004

1 DOCUMENTS SUBMITTED TO MATTHEW GREGORY REGARDING SKIFFY FRANCE/ACME SUBSEQUENT TO THE MEETING IN LINGOLSHEIM ON 15 DECEMBER 2003

1. List of all employees of Skiffy France and ACME with respective names, birth date, age, functions, length of service as at 30/06/03 (1 page) provided on15/12/03
2. List of labor costs (gross annual salary) per employee of Skiffy France and ACME as at 30/06/03 including information regarding age, function, monthly hours worked and length of service (1 page) provided on 15/12/03
3. Detailed statistics about the number of hits of the website www.skiffy.com. Provided the information regarding the hyperlink to the tracker for the website www.skiffy.com (sent by email on18/12/03)
4. Monthly evolution of breakdown of stock into Finished Goods Plastics (Skiffy France) and Metal Parts (ACME) and raw Materials (from 31/03/03 to 31/10/03) Excel spreadsheet Attached to email of 18/12/03 to Matthew Gregory on 18/12/03
5. [LEFT INTENTIONALLY BLANK]
6. Details of consolidated prepayments of Skiffy France and ACME as at 31/10/03 (1 page) provided on 15/12/03.
7. Evolution of number of products/articles produced by ACME (Metal Parts) on EUBAMA and CNC machines for the month Nov 2002 and the cumulated amounts from 1/4/03 to 30/09/03 and from 1/4/02 to 30/09/02 (1 page) provided on 16/12/03
8. Page with cost price calculation of specific product: we made a simulation of the cost price calculation on the computer for several products/articles selected by Matthew Gregory. We printed out one page with the cost structure for one specific product (1 page) provided on 15/12/03
9. Key Financials Skiffy France and ACME consolidated for the month October 2003 and the year to date 31/10/03 as well as for the period 1/4/02 to 31/10/02: Profit & Loss Acount, Balance Sheet and Cash Flow Statement (5 pages) provided on 15/12/03.
10. Key Financials Skiffy France for the month October 2003 and the year to date 31/10/03 as well as for the period 1/4/02 to 31/10/02: Profit & Loss Acount, Balance Sheet and Cash Flow Statement(5 pages) provided on 15/12/03.
11. Key Financials ACME SAS for the month October 2003 and the year to date 31/10/03 as well as for the period 1/4/02 to 31/10/02: Profit & Loss Acount, Balance Sheet and Cash Flow Statement (5 pages) provided on 15/12/03.
12. Evolution of Monthly Sales from 1998/1999 to 2003/2004 and Budget 2003/2004 as well as actual sales until Nov 2003 for Skiffy France Excel spreadsheet attached to email from JL Plantier to Matthew Gregory dated 16/12/03 provided on 16/12/03
13. Amount and date of the ACC&S invoice as well as additional information regarding the status of the legal action. Email sent by Edith Andres to Matthew Gregory dated 18/12/03.

2 MEETING WITH ASTRID KERKHOF, URS AT JOHAN PUTZFELD ON MONDAY 15 DECEMBER 2003

14 Report soil investigation FUGRO Consult B.V. dated 20 September 1999 (23 pages)
15 Report from Arboned concerning a risk analysis and evaluation dated 6 November 2002 and a subsequent letter dated 20 November 2002 (10 pages)

3 MEETING WITH KPMG FROM TUESDAY 9 DECEMBER TO THURSDAY 11 DECEMBER 2003

16 Overview cost price calculations 2002-2003, Johan Putzfeld BV (1 page)
17 Cost price calculations as from July 2001 (5 articles: 005758000002, 082052511301, 096091059901, 102020000001, 113105000002) (2 pages)
18 Skiffy SA remuneration reconciliation (printed on 19/11/2003) (2 pages)
19 Skiffy SA earning/cost analysis (printed on 19/11/2003) (1 page)
20 Skiffy SA deduction analysis (printed on 19/11/2003) (1 page)
21 Skiffy SA analysis for earning codes (printed on 19/11/2003) (2 pages)
22 Skiffy SA employment contract Mrs. V.d. Merwe dated 1 August 2002 (2 pages)
23 Skiffy SA employment contract Mrs. Nandcoomar dated 19 December 2002 (2 pages)
24 Skiffy SA Discovery health – Employer application dated 21 January 2003 (4 pages)
25 Skiffy SA Mail concerning request for loan from Shobana Nandcoomar dated 22 September 2003 (1 page)
26 Skiffy SA Petrol Card application dated 5 March 2003 + cover page (2 pages)
27 Skiffy SA Employment contract Mr. Sibanyoini dated 1 September 2002 (2 pages)
28 Skiffy SA Print of passport Mr. Sibanyooni (1 page)
29 Overview automatic journal item Johan Putzfeld BV (log book disk payment creditors) dated 02/04/2003 (1 page)
30 Financial processing of automatic payments Johan Putzfeld BV (run 000290, log book: disk 699950449) dated 02/04/2003 (15 pages)
31 Fax from Skiffy France SAS dated 11/12/03 including "F.A. at 31/10/03 Skiffy France and ACME SAS, LCR at 31/03/03 and 31/10/03 with bank confirmation" (52 pages)

4 TAX DUE DILIGENCE SKIFFY GROUP

4.1 THE NETHERLANDS

Provided to Harold Kluijtmans on Tuesday by fax 22[b] December 2003 by David Fairhead (PWC)

32 Draft Johan Pützfeld B.V. corporate income tax calculation 2000/2001, 2001/2002, 2002/2003 (3 pages)
33 Explanation to the corporate tax retuns for Johan Pützfeld B.V. for the years 2000/2001, 2001/2002 (7 pages)

Meeting of 18th December 2003 between Jans van Malsen and Mr. Ghysen of KPMG rearding VAT and payroll matters

34 Report and letter from E. Moeskops (GAK) regarding the audit by the national insurance and the payroll tax for Johan Putzfeld BV dated 8 May 2000 (21 pages)
35 Letter from tax-inspector regarding the abolishment of the fiscal unity dated 22 April 2003 (4 pages including coverletter PWC)

Example arrangements with employee on private PC project (*aanvulling op arbeidovereenkomst*) (6 pages).

4.2 FRANCE

Meeting between Edith Andres and Antoine Badinier on Thursday 18th December 2003 (Data room regarding tax matters of Skiffy France)

36 Closing Balance Sheet/Accounts Skiffy France 31/03/2001
37 Closing Balance Sheet/Accounts Skiffy France 31/03/2002
38 Closing Balance Sheet/Accounts Skiffy France 31/03/2003
39 Closing Balance Sheet/Accounts IWP International 31/03/2001
40 Closing Balance Sheet/Accounts IWP International 31/03/2002
41 Closing Balance Sheet/Accounts IWP International 31/03/2003
42 Closing Balance Sheet/Accounts ACME 31/03/2003
43 Deeds of asset transfer between Skiffy France and ACME dated 25/06/2003
44 Agreement of assistance to the management dated 02/03/1998 between Skiffy France and Putzfeld BV
45 Documents regarding the fiscal integration between ACME and IWP International dated March 2003
46 Participation loan agreement between Putzfeld BV and IWP International dated 13/11/1995
47 Management report of IWP SAS to the Annual Shareholders' meeting for the financial year ending on 31/03 2003 (at Montrouge) 333 192 094 00048
48 Fiscal papers IWP SAS (Montrouge) dated 31/03/01 333 192 094 00048
49 Fiscal papers IWP SAS (Montrouge) dated 31/03/02 333 192 094 00048
50 Declaration of deduction of IWP International dated 14/11/2003
51 VAT returns CA3 of Skiffy France from 04/2001 to 10/2003
52 VAT returns CA3 of ACME from 04/2001 to 10/2003
53 Auditor reports of PWC for Skiffy France dated 31/03/2001, 31/03/2002 and 31/03/2003
54 Auditor reports of PWC for IWP International dated 31/03/2001, 31/03/2002 and 31/03/2003
55 Document regarding an option for a regular fiscal treatment of IWP International (1995) – French translation: Document d'option pour le régime fiscal du reel normal en 1995 de IWP International

4.3 UK

Sent to Brian Hughes, Tax Director of Bunzl on by courier in December 2003 by Ronan Dowling.

56 Corporate Tax computations for Skiffy UK for the year 2000
57 Corporate Tax computations for Skiffy UK for the year 2001
58 Corporate Tax computations for Skiffy UK for the year 2002
59 Skiffy UK Tax Computation 2003

4.4 GERMANY

Sent to Brian Hughes (Bunzl) on Monday 22nd December by Ronan Dowling.

60 Financial accounts Skiffy Normteile for the years 2000, 2001 and 2002 (13 pages)
61 Tax returns for the years 2000, 2001, 2002 (18 pages)
62 Tax assessments for the years 2000 and 2001 (6 pages)

5 MEETING WITH FRANÇOISE MEVEL, URS, AT SKIFFY FRANCE ON TUESDAY 16TH DECEMBER 2003

63 Lay-out/map of the site in Lingolsheim (n° 5 and 7)
64 Security statistics for the various oil products used in the production process including coverletter from Castrol France S.A. dated 27 December 2002 (16 pages)
65 Summary of energy (gas and water) consumption in 2002 and 2003 (1st semester)(not dated)
66 Copy of memorandum (note d'information 18/2002) regarding the company's environmental policy dated 30/09/2002 (2 pages).

6 MEETING WITH MR. BERT MEIJER AND MR. BAS POLLEN OF KPMG AT JOHAN PUTZFELD ON TUESDAY 23RD DECEMBER 2003

67 Cost price calculations for the following articles: 102 0560 000 013; 093 0130 599 026; 100 0362 000 024; 161 0100 154 028; 091 0016 500 026; 103 1620 000 024; 091 0015 599 026; 096 2010 132 017; 100 0382 000 024.
68 Copy of the reminder letter of HM Customs with regard to the VAT of Skiffy UK for the period April-May-June 2002 dated 16/08/02.

7 MEETING WITH GARY MURPHY AT JOHAN PUTZFELD ON TUESDAY 7 JANUARY 2004

69 Copy of internal memo dated 5th July 1999 concerning people in charge of first aid
70 Copy translation of the internal company procedures

8 LIST OF LATEST DOCUMENTS SENT TO MOSS/BUNZL

71 On 09/01/04 to Nancy Lester/Steve Dryden by Email: Q&A List financial questions Steve Dryden (Word document) and Capitalization and Depreciation Schedule Moulds (Excelsheet) and Management Accounts Skiffy Group 30/11/03 (Excel sheet)
72 On 12/01/04 to Steve Dryden by Email: Weekly Cash-Flow Statement 09/01/04 (Excel)
73 On 13/01/04 to Nancy Lester/Steve Dryden by Email: Rep. Linked Skiffy Group 30/11/03 (Excel)
74 On 13/01/04 to Nancy Lester/Steve Dryden by Email: Report Pack Consolidated Nov 2003 (Excel)
75 On 17/01/04 to Nancy Lester by Email: Information regarding management bonuses - overview last three years, 00/01-02/03: Theo de Gier, Jans van Malsen, JL Plantier and Pieter Dirk (Excel)
76 On 17/01/04 to Nancy lester by Email: Reconciliation financials Circular and Information Memorandum + attachment (Word document) with financials Skiffy Group included in the first draft Circular
77 On 21/01/04 to Steve Dryden by Email: -Skiffy Group full year Results adjustments 03-04 (Excel), Responses issues regarding meeting 14/01/04 in London with Nancy Lester and Steve Dryden (Excel sheet), Debtors Skiffy UK outstanding Dec 03 (Excel), Debtors Skiffy Normteile outstanding Dec 03 (Excel)
78 On 13/01/04 to Nancy Lester by Fax; First draft of the Circular (9 pages)
79 On 13/01/04 to Steve Dryden by Fax: Bank Confirmation Letters (38 pages).

Schedule 2
Deeds of Transfer

SCHEDULE 2

Deeds of Transfer

DE BRAUW
BLACKSTONE
WESTBROEK

version dated
26/27-1-2004
CIR/BZ/JS/AvB/MVG
\\FSC-001\Notariaat\1041\74550406\20250991.mj(28012004).doc

DRAFT
DEED OF TRANSFER OF SHARES
JOHAN PÜTZFELD INDUSTRIE- EN HANDELSCOMPAGNIE B.V.

On the [**] day of [**] two thousand and four appears before me, Johannes Daniël Maria Schoonbrood, notaris (civil-law notary) practising in Amsterdam:
[**], for the purpose hereof acting as attorney in writing of:

1. **IWP International B.V.**, a private company with limited liability, with corporate seat in Vlijmen, the Netherlands and address at: 5251 RG Vlijmen, the Netherlands, Industriepark Vliedberg 12, hereinafter referred to as: **IWP**;
2. **Bunzl B.V.**, a private company with limited liability, with corporate seat in Amsterdam, the Netherlands and address at: 1329 BG Almere, the Netherlands, Rondebeltweg 82, hereinafter referred to as: **Bunzl**; and
3. **JOHAN PÜTZFELD INDUSTRIE- EN HANDELSCOMPAGNIE B.V.**, a private company with limited liability, with corporate seat in Amsterdam, the Netherlands and address at: 1014 AJ Amsterdam, the Netherlands, Transformatorweg 37, hereinafter referred to as: **JOHAN PÜTZFELD**.

The person appearing
DECLARES THAT,
WHEREAS:
(a) IWP is holder of two hundred and seventy-three (273) shares, numbered 1 up to and including 273, each share having a par value of one hundred euro (EUR 100), in the share capital of JOHAN PÜTZFELD, hereinafter referred to as: **the Shares**;
(b) the Shares were acquired by IWP under an agreement of sale, purchase and transfer effected by a private instrument dated on the thirtieth day of March nineteen hundred and ninety;
(c) the Shares are registered in the share register of JOHAN PÜTZFELD in the name of IWP;
(d) on the [**] day of [**] two thousand and four IWP and Bunzl entered into an agreement of sale and purchase of the Shares, which agreement is hereinafter referred to as: **the Agreement**;
(e) under the provisions of the Agreement IWP must transfer the Shares to Bunzl;
(f) IWP as the sole shareholder in JOHAN PÜTZFELD intends to approve the present transfer of the Shares;
(g) the Agreement was entered into by the parties more than two years after the registration of Bunzl with the trade register, so that the provisions of section 2:204c Civil Code do not apply;
(h) this transfer of the Shares is not prohibited under the Competition Act ("Mededingingswet") or the Council Regulation (European Economic Community) number 4064/89 of the twenty-first day

of December nineteen hundred and eighty-nine on the control of concentrations between undertakings (as amended);

IT IS HEREBY AGREED AND CONFIRMED AS FOLLOWS:

1. In order to implement the Agreement IWP hereby transfers the Shares to Bunzl, who accepts the transfer of the Shares.

The Shares are for the account of Bunzl as of the date hereof.

2. The purchase price for the Shares is further specified in the Agreement and sufficiently known to the Transferor and the Transferee. The purchase price was paid by Bunzl into one of the third party bank accounts ("kwaliteitsrekeningen") of the civil-law notaries ("notarissen") of De Brauw Blackstone Westbroek N.V in accordance with the Agreement.

3. IWP approves the present transfer of the Shares in accordance with the provisions of article 9 paragraph 1 of the articles of association of JOHAN PÜTZFELD.

The managing directors of JOHAN PÜTZFELD have been sufficiently enabled to advise regarding the resolution in writing mentioned in the previous sentence.

4. IWP gives the warranties to Bunzl as included in the Agreement, which Agreement is attached to this deed.

5. Unless otherwise provided for in this deed, all that has been agreed between the parties prior to the execution of this deed shall remain in full force and effect, provided, however, that the conditions precedent relating to the sale, purchase and transfer of the Shares, if any, are deemed to have been fulfilled.

6. JOHAN PÜTZFELD acknowledges this transfer of the Shares.

7. All costs and expenses connected with this transfer of the Shares will be for the account of Bunzl.

8. Each of the parties waives any right to dissolve the Agreement and the agreement contained in this deed under the provisions of section 6:265 Civil Code as far as it concerns the sale, purchase and transfer of the Shares.

9. The agreement contained in this deed shall be governed by Dutch law.

Sufficient proof of the existence of the powers of attorney has been given to me, notaris.

The written powers of attorney to the person appearing are evidenced by three private instruments, which are attached to this deed.

In witness whereof the original of this deed which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and having pointed out the consequences arising from the contents of the deed for the parties and following the statement of the person appearing that [he][she] has taken note of the contents of the deed and agrees with the same, this deed is signed, immediately after reading those parts of the deed which the law requires to be read, by the person appearing, who is known to me, notaris, and by myself, notaris.

NUMÉRO

DÉSIGNATION DE LA SOCIÉTÉ

IWP INTERNATIONAL SA
Parc d'activités des Tanneries
5 allée des foulons 67380 LINGOSHEIM
RCS Strasbourg 402 742 456

CODE(1)

ORDRE DE MOUVEMENT

de valeurs mobilières non admises en SICOVAM

(Loi de finances pour 1982 - Décret du 2 mai 1983)

NATURE DES TITRES (2)
ACTION DE CAPITAL

Jouissance :

NATURE DU MOUVEMENT (3) TRANSFERT

QUANTITÉ *en lettres* DIX MILLE *en chiffres* 10000

TITULAIRE

N° de compte d'Actionnaire

NOM et PRÉNOM : IWP INTERNATIONAL BV
(ou Raison sociale)
Adresse :

Administrateur des Titres :
(s'il y a lieu)

Demande la réalisation du Mouvement ci-dessus désigné.

BÉNÉFICIAIRE

N° de compte d'Actionnaire

NOM et PRÉNOM :
(ou Raison sociale)
Adresse :

Administrateur des Titres :
(s'il y a lieu)

En cas de nouvel Actionnaire, voir renseignements au verso.

VISA DE L'ÉMETTEUR

Le

PA040260040 *Signature Habilitée*

INSCRIPTION AU COMPTE DU BÉNÉFICIAIRE

Le

ORDRE ÉMIS :

à *le*

Signature du Titulaire, Héritier ou Mandataire (4)

Certifié l signature ci-dessus de M.

NUMÉRO

IWP INTERNATIONAL SA
Parc d'activités des Tanneries
5 allée des foulons 67380 LINGOSHEIM
RCS Strasbourg 402 742 456

CODE (1)

ORDRE DE MOUVEMENT

de valeurs mobilières non admises en SICOVAM

(Loi de finances pour 1982 - Décret du 2 mai 1983)

NATURE DES TITRES (2) ACTION DE CAPITAL

Jouissance :

NATURE DU MOUVEMENT (3) TRANSFERT

QUANTITÉ *en lettres* DIX MILLE *en chiffres* 10000

TITULAIRE

N° de compte d'Actionnaire [insert number]

NOM et PRÉNOM : (ou Raison sociale) Adresse : IWP INTERNATIONAL BV [insert address of registered office and name of the legal representative signing this document (Theo De Gier?)]

Administrateur des Titres : (s'il y a lieu)

Demande la réalisation du Mouvement ci-dessus désigné.

BÉNÉFICIAIRE

N° de compte d'Actionnaire [insert number]

NOM et PRÉNOM : (ou Raison sociale) Adresse : [insert company name and address of the registered office of purchaser]

Administrateur des Titres : (s'il y a lieu)

En cas de nouvel Actionnaire, voir renseignements au verso.

VISA DE L'ÉMETTEUR

Le

PA040260037

Signature Habilitée

INSCRIPTION AU COMPTE DU BÉNÉFICIAIRE

Le

ORDRE ÉMIS :

à [Place of completion] *le* [Completion date]

[Insert signature of vendor]

Signature du Titulaire Héritier ou Mandataire (4)

Certifie ... signature ... ci-dessus de M.

STOCK TRANSFER FORM

Company No.

(Above this line for Registrars only)

Consideration money £	Certificate lodged with the Registrar (For completion by the Registrar/Stock Exchange)

Name of undertaking		
Description of Security		
Number or amount of Shares, Stock or other security and, in figures column only, number and denomination of units, if any	Words	Figures Units of
Name(s) of registered holder(s) should be given *in full*: the address should be given where there is only one holder. If the transfer is not made by the registered holder(s) insert also the name(s) and capacity (e.g., Executor(s) of the person(s) making the *transfer*	In the name(s) of	

I/We hereby transfer the above security out of the name(s) aforesaid to the person(s) named below Signature(s) of transferor(s) 1. .... 2. .... 3. .... 4.	Stamp of selling Broker(s) or, for transactions which are not stock exchange transactions, of Agent(s), if any, acting for the transferor(s) Date ______

Full name(s) and full postal address(es) (including County or, if applicable, Postal District number) of the person(s) to whom the security is transferred. Please state title, if any, or whether Mr., Mrs.., Miss., or Ms. Please complete in type writing or in Block Capitals.	

I/We request that such entries be made in the register as are necessary to give effect to the transfer.

Stamp of Buying Broker(s) (if any)	Stamp or name and address of person lodging this form (if other than the Buying Broker(s))

FORM OF CERTIFICATE REQUIRED WHERE TRANSFER IS EXEMPT FROM STAMP DUTY

Instruments executed on or after 1st May 1987 effecting any transactions within the following categories are exempt from stamp duty:-

A. The vesting of property subject to a trust in the trustees of the trust on the appointment of a new trustee, or in the continuing trustees on the retirement of a trustee.
B. The conveyance or transfer of property the subject of a specific devise or legacy to the beneficiary named in the will (or his nominee). Transfers in satisfaction of a general legacy of money should not be included in this category (see category D below).
C. The conveyance or transfer of property which forms part of an intestate's estate to the person entitled on intestacy (or his nominee). Transfers in satisfaction of the transferees entitlement to cash in the estate of an intestate, where the total value of the residuary estate exceeds that sum, should not be included in this category (see category D below).
D. The appropriation of property within section 84(4) of the Finance Act 1985 (death: appropriation in satisfaction of a general legacy of money) or section 84(5) or (7) of that Act (death: appropriation in satisfaction of any interest of surviving spouse and in Scotland also of any interest of issue).
E. The conveyance or transfer of property which forms part of the residuary estate of a testator to the beneficiary (or his nominee) entitled solely by virtue of his entitlement under the will.
F. The conveyance or transfer of property out of a settlement in or towards satisfaction of a beneficiary's interest, not being an interest acquired for money or money's worth, being a conveyance or transfer constituting a distribution of property in accordance with the provisions of the settlement.
G. The conveyance or transfer of property on and in consideration only of marriage to a party to the marriage (or his nominee) or to trustees to be held on the terms of a settlement made in consideration only of the marriage. A transfer to a spouse after the date of marriage is not within this category, unless made pursuant to an ante-nuptial contract.
H. The conveyance or transfer of property within section 83(1) of the Finance Act 1985 (transfers in connection with divorce etc.).
I. The conveyance or transfer by the liquidator of property which formed part of the assets of the company in liquidation to a shareholder of that company (or his nominee) in or towards satisfaction of the shareholder's rights on a winding-up.
J. The grant in fee simple of an easement in or over land for no consideration in money or money's worth.
K. The grant of a servitude for no consideration in money or money's worth.
L. The conveyance or transfer or property operating as a voluntary disposition inter vivos for no consideration in money or money's worth nor any consideration referred to in section 57 of the Stamp Act 1891 (conveyance in consideration of a debt etc.).
M. The conveyance or transfer of property by an instrument within section 84(1) of the Finance Act 1985 (death: varying disposition).

(1) Delete as appropriate.
(2) Insert "(A)", "(B)" or appropriate category.
(3) Delete second sentence if the certificate is given by the transferor or his solicitor.

(1) I/We hereby certify that the transaction in respect of which this transfer is made is one which falls within the category (2).......... above. (1) I/We confirm that (1) I/We have been made duly authorised by the transferor to sign this certificate and that the facts of the transaction are within (1) my/our knowledge (3)

Signature(s)	Description ("Transferor", "Solicitor", etc.)
--	--
--	--
--	--
--	--

NOTES
(1) If the above certificate has been completed, this transfer does not need to be submitted to the Controller of Stamps but should be sent directy to the Company or its Registrars.
(2) If the above certificate is not completed, this transfer must be submitted to the Controller of Stamps and duly stamped. (See below).

FORM OF CERTIFICATE REQUIRED WHERE TRANSFER IS NOT EXEMPT BUT IS NOT LIABLE TO *AD VALOREM* STAMP DUTY

Instruments of transfer, other than those in respect of which the above certificate has been completed, are liable to a fixed duty of £5 when the transaction falls within one of the following categories:-

(a) Transfer by way of security for a loan or re-transfer to the original transferor on repayment of a loan.
(b) Transfer, not on sale and not arising under any contract of sale and where no beneficial interest in the property passes: (i) to a person who is a mere nominee of, and is nominated only by, the transferor; (ii) from a mere nominee who has at all times held the property on behalf of the transferee; (iii) from one nominee to another nominee of the same beneficial owner where the first nominee has at all times held the property on behalf of that beneficial owner. (Note - This category does not include a transfer made in any of the following circumstances: (i) by a holder of stock, etc., following the grant of an option to purchase the stock, to the person entitled to the option or his nominee; (ii) to a nominee in contemplation of a contract for the sale of the stock, etc,. then about to be entered into; (iii) from the nominee of a vendor, who has instructed the nominee orally or by some unstamped writing to hold stock, etc., in trust for a purchaser, to such purchaser).

(1) Delete as appropriate.
(2) Insert "(a)", "(b)".
(3) Here set out concisely the facts explaining the transaction. Adjudication may be required.

(1) I/We hereby certify that the transaction in respect of which this transfer is made is one which falls within the category (2)........ above.

(3) --

Date ------------------------------ Signature------------------------------

Description --

Transferors ------------------------------ ------------------------------

Transferees ------------------------------ ------------------------------

NOTE - The above certificate should be signed either by all the transferors and transferees, or a member of a Stock Exchange or a Solicitor acting for one or other of the parties, or an accredited representative of a bank. In other cases the certificated should be signed by a Solicitor or other person (e.g. a bank acting as trustee or executor) having a full knowledge of the facts.

Schedule 3
Disclosure Letter

SCHEDULE 3

Disclosure Letter

DISCLOSURE LETTER

Bunzl B.V.
Rondebeltweg 82
1329 BG ALMERE
The Netherlands

Amsterdam, 6 February 2004

Dear Sirs,

We refer to the Sale and Purchase Agreement (the "**Agreement**") relating to the entire share capital of Johan Pützfeld Industrie en Handelscompagnie B.V., Skiffy U.K. Limited and IWP International S.A. (the "**Companies**") to be entered into today between yourselves and the undersigned. This letter, and the annexes hereto, constitute the Disclosure Letter as defined in Clause 1.1 (r) of the Agreement. Words and expressions defined in the Agreement shall have the same meaning in this Disclosure Letter.

Any disclosure of any matter or of any document in this letter shall not imply the existence of any representation, warranty or undertaking not expressly given in the Agreement nor shall it be taken as extending the scope of any representation, warranty or undertaking expressly given in the Agreement. For the avoidance of doubt: the disclosures made in this Disclosure Letter will not prejudice or limit the indemnities in the Agreement.

1 **General disclosures**

We wish to confirm the following matters in relation to this Disclosure Letter:

1.1 The Warranties are given subject to the disclosures in this Disclosure Letter. Seller shall not be, or deemed to be, in breach thereof (and no claim can be made in relation thereto) in respect of the matters to the extent they are fully and fairly disclosed herein.

1.2 The annexes to this Disclosure Letter and any and all information contained or referred to herein are to be treated as a disclosure in respect of the warranty referred to in the heading of the relevant disclosure as well as any warranty directly or indirectly related to the subject matter of the warranty referred to in the heading of the relevant disclosure.

1.3 The disclosures made in this Disclosure Letter are deemed to include the Disclosed Information.

1.4 The settlement and disentanglement of the inter company relations between the Skiffy Group and Sellers' Group, including without limitation, the amounts owed by the Skiffy Group to Sellers' Group or owed by Sellers' Group to the Skiffy Group as referred to in Clause 6.2d (i) of the Agreement and group insurances will only have been completed at Completion, as a consequence of which some Warranties will not be true and accurate as stated in Clause 8.1 of the Agreement as per the Signing Date.

2 Specific disclosures

Without prejudice to the generality of the foregoing, Seller hereby discloses the following specific matters and information:

Clause 2.3
Mrs. J. van Malsen has recently replaced Mr. B. Byrne as a director of Skiffy France, an updated extract to that extent, has not been received.

Clause 3.1
Three shares in Skiffy France are held by management (Theo de Gier, Jans van Malsen and Joe Moran) but will be held by Seller 1 at the Completion Date.

Clause 4.1, 4.4
As from the financial year ending on 31 March 2002 the accounting method for the moulds has changed in the Accounts. As from the financial year ending on 31 March 2002, costs associated with the realization of the moulds have been capitalized in the Accounts with retroactive effect to the financial year ending in 1998.

Clause 4.3
The following adjustments were made at arriving at the operating profit in the consolidated accounts of Skiffy Group incorporated into the IWP group statutory accounts:

1. Elimination of intra-company sales of EUR 2,622,461.
2. Elimination of management fees levied by IWP of EUR 175,985.

Clause 4.4
The payroll taxes for Skiffy South Africa is calculated by PWC. The payroll taxes for Skiffy UK are calculated by Seller 2. The corporation tax and the payroll taxes are being administered by a local advisor for Skiffy Germany while PWC assists with the corporation tax return for Skiffy NL, Skiffy France and Skiffy UK.

Clause 4.6

See attachment 3 for PWC's comment on the materiality applied.

Clause 4.8
A provision of EUR 15,000 for corporate income taxes which was required to be made by Skiffy Germany in its accounts ending at the Last Accounting Date has not been made in those accounts, but has been provided for in the Management Accounts.

Clause 5.2
Dividend payments have been made from Skiffy NL to Seller 1, in July 2003 amounting to EUR 3,854,000, in December 2003 amounting to EUR 1,500,000 and in February 2004 amounting to EUR 1,000,000. Dividend payments have been made in October 2003 from Skiffy France S.A.S. to Skiffy France amounting to EUR 165,000.

Clause 5.2
In 2003 the Skiffy France SAS business has partly been transferred to ACME SAS which caused a change in the assets and liabilities of Skiffy France SAS. See the disclosure concerning Clause 6.6 for more details.

Clause 5.4 d
There are potential bad debts not provided for in the accounts of Skiffy UK and Skiffy Normteile GmbH ("**Skiffy Germany**") as set out in attachment 2 to this Disclosure Letter, on the basis of which the Purchase Price has been adjusted.

Clause 5.4 e
The legal form of ACME SAS has been converted from a *Société à responsibilité limitée* into an *Société par Actions Simplifiée* in August 2003, resulting in an issued share capital of EUR 533,000. The legal form of Skiffy SA (Pty) Ltd ("**Skiffy South Africa**") has been converted from a *closed corporation* into a *proprietary limited* in September 2003 resulting in an issued share capital of 100 ZAR. As a consequence of his resignation as director of Skiffy France, the share in Skiffy France that was held by Mr. Byrne has been transferred to Seller 1.

Clause 6
Skiffy NL is a member of the IWP International B.V. fiscal unity and therefore is not a registered taxpayer for corporate income tax purposes in The Netherlands.

Clause 6.1
The VAT amounting to EUR 20,302 to be paid by Skiffy Germany for the month December 2003 was due on 10 January 2004 but has been paid on 21 January 2004.

Clause 6.2
The tax return for the Dutch corporate income tax fiscal unity for 2002/2003 has not yet been filed and an extension of the filing date has been received until 1 August 2004. Because of the large number of tax returns that PWC submits on a monthly basis, they routinely apply for filing extension for larger clients, where PWC feel that

was applied for specifically for IWP, and is standard practice within PWC Amsterdam. There are no implications arising from this extension.

Clause 6.3

At the time of the signing of the Agreement:

- Skiffy NL is a member of the IWP International B.V. fiscal unity for corporate income tax.
- Skiffy UK is a member of the Group Payment Arrangements for Corporation Tax for the Seller 2 group.
- IWP International SA and Skiffy France SAS are member of a French tax consolidation.

Clause 6.4

See attachment 1 for more details of the Supreme Court case involving Seller 1.

Clause 6.4

There are regular audits/inquiries for the IWP International B.V. fiscal unity tax return and there are currently some outstanding issues for some years none of which will give rise to significant adjustments to those tax returns.

There was a VAT inspection of Skiffy UK on 4 April 2002. There were no material issues raised nor are there any issues pending.

Clause 6.6

In 2003 Skiffy France SAS contributed part of its trade to ACME SAS under a transaction which benefited from tax relief in France. It concerned a net assets transfer amounting to EUR 534,000. See Attachment 4 for the tax details.

Clause 6.10

Skiffy NL was until 1 March 2003 a member of the IWP International B.V. value added tax group.

Clause 7.3

Skiffy NL is the owner of the premises located at Transformatorweg 37 (plant) and Isolatorweg 23 (company house), Amsterdam, The Netherlands. The Municipality of Amsterdam is the owner of the ground on which the premises are located. Skiffy NL has a perpetually renewable lease ("*eeuwigdurende erfpacht*") on this ground. The ground lease ("*erfpacht*") has been renewed for 25 years on 13 March 2003. The ground rent ("*canon*") is EUR 45,587.-- per annum.

Clause 7.4

There are certain dilapidations at the premises of Skiffy UK (EUR 25,000) and Skiffy France SAS and ACME SAS (Lingolsheim) (EUR 75,000) which are required to be repaired and which have resulted in a decrease of the Purchase Price.

Clause 8.2

The Skiffy Group had at the end of October 2003, estimated excess stock over the extrapolated historical twelve month sales to the end October 2003 of EUR 470,000 which resulted in a Purchase Price adjustment. The EUR 470,000 excludes stocks that have been provided for in the Management Accounts for the period ending October 2003 and new products that were launched in the year ended 31 March 2002 and the year ended 31 March 2003.

Clause 9.2
The following resellers are allowed to use the Skiffy trade name and logo:

MDM Elektrosystem AG
Ondrej Krasa
Dantech Fasteners A/S
Scanfast ApS
PB Electro vertreibs GmbH
Zalatechnika Kft
CV Warna Integra Selaras
Katronik Elektronik GmbH
HG Sp. z.o.o.
Yilsen Plastik Metal
Skiffy Ireland Ltd. (Did not return signed copy of the reseller agreement, is allowed to use name by Skiffy Group but not on a contractual basis)

Clause 9.6
See Attachment 5 for the IT related agreements which are terminable within 6 months from the signing of the Agreement.

Clause 10.1
The terms of employment of Ms. J. van Malsen have recently been amended. The relevant employment contract has been made available in the Data Room.

A new employment contract between Seller 1 and Mr. De Gier has been entered into on 6 February 2004. Further see attachment 6 for the letter from IWP to Mr. De Gier dated 30 July 2003, referred to in the aforementioned employment agreement.

Clause 10.6
The fixed term employment contracts for Mr. Van de Merwe, Mr. Vusi and Ms. Nandcoomar (as employees of Skiffy South Africa) are due to be converted into indefinite employment contracts in February 2004 in line with local employment law.

Clause 10.8
On 25 September 2002 the Amsterdam cantonal court approved the dismissal of the then ICT manager. The employment agreement commenced on 10 February 2002 and has been dissolved as per 1 October 2002.

A former employee of Skiffy NL rented the company apartment and refused to leave when the lease ended. Legal proceedings were initiated but did not have to be pursued as the former employee voluntary left the apartment on 25 September 2003.

Clause 10.9

- From 1 July 2003 the notice period in the contract of Ms. J. van Malsen employee of Seller 1 is two years, reducing by one month for each month after this date until February 2005 when it will revert to a period of six months.
- The notice period in the contract of Mr. T. de Gier is 12 months gradually reducing to 6 months during the term of his employment agreement..
- The notice period in the contract of Ms. Collet employee of Skiffy France SAS is 6 months.

Clause 10.10

There are no collective bargaining agreements in force for the Skiffy Group.

Clause 16

Purchaser has retained URS Netherlands B.V. to carry out a phase 2 environmental survey at Skiffy NL's premises at Transformatorweg 37, Amsterdam. The soil and groundwater investigation was carried out in accordance with the Dutch guidelines for a baseline soil and groundwater investigation (NEN 5740). A copy of a site lay-out and the analytic results is attached as Attachment 7. Based on the results of the investigation URS concluded the following:

- A minor contamination above the Dutch Intervention Value for mineral oil has been identified at the borehole 006 in soil but based upon the analysis carried out and field observations it is URS's opinion that the volume of contaminated soil with average concentrations of mineral oil above the Dutch Intervention Value will not exceed 25 m3.
- It has to be noted that the contamination was not completely delineated beneath the buildings but given the groundwaterflow direction (towards north/north west) it is unlikely that the volume of 25 m3 will be exceeded; but this can not be guaranteed.
- No elevated concentrations above the mean value in the soil samples obtained site wide were identified.
- No elevated concentrations above the Dutch target value were identified in groundwater for the analysed parameters.
- Given the estimated volume of contaminated soil with mineral oil (<25 m3) there are no legal requirement for a soil remediation at the present time. However, in case the site is re-developed it may be necessary to excavate the contaminated soil.

Clause 16.2

At the time Skiffy NL was owned and managed by Mr. Johan Pützfeld, certain chemicals of an undefined nature had been stored at the premises of Skiffy NL and were since then forgotten. In September 2003 the chemicals have been discovered in

the course of a police investigation against a relative of Mr. Johan Pützfeld. On 14 September 2003 all of these chemicals have been removed.

Clause 16.3

The exhaust hood at the premises of Skiffy NL as well as the coating for a limited number of cover plates of the outside walls contain asbestos. No hazard for environment or human health exists in the current situation

Sincerely yours,

IWP International B.V.

By: PAUL O'BRIEN
FINANCE DIRECTOR (PROXY)

PROXY

IWP (UK) Holdings PLC

By: PAUL O'BRIEN
FINANCE DIRECTOR (PROXY)

We acknowledge receipt of this Disclosure Letter and its contents are accepted by us on the terms set forth herein.

BUNZL B.V.

By: P. N. HUSSEY
PROXY

Attachment 1
Disclosure relating to clause 6.4

IWP INTERNATIONAL BV DUTCH TAX CASE

1. BACKGROUND

In 1993 IWP International BV ("BV") acquired 70% of the issued share capital of Levendaal Beheer BV under a normal arm's length acquisition.

The acquisition was financed by BV using a combination of interest bearing bank debt, and a loan from IWP International PLC ("PLC"). The PLC loan did provide for interest but only if PLC actually called upon the interest on a yearly basis. PLC never called for the interest, and so BV never included any accrual in its accounts for the interest.

The PLC loan was repaid by BV earlier in 2003 using surplus cash.

2. DEEMED INTEREST DEDUCTIONS FOR BV

Notwithstanding that the PLC loan was in effect an interest-free loan, Dutch tax law permitted BV to include a "deemed" interest deduction in the calculation of its taxable profit or loss each year. So while there was no interest expense in BV's accounts, a deemed interest expense was included in BV's tax return.

3. DUTCH REVENUE POSITION

Notwithstanding the provisions within the Dutch tax code that permitted the deemed interest deductions, the Dutch Revenue took the view that it offended the "abuse of law" doctrine i.e. that there was no commercial motivation to the arrangement, and that BV and PLC put the loan in place solely for the purposes of reducing the BV tax liabilities.

4. APPEAL PROCESS

The Dutch Revenue issued assessments for 1993/94 which denied the deduction for the deemed interest, and these assessments were appealed to the Dutch Court of Appeal on BV's behalf by PwC Amsterdam. There were seven defence grounds.

It took a number of years before the Court of Appeal made their decision, but when they did (in January 2003) it was in BV's favour. The Court found, on the basis of only the first of the seven defence grounds submitted by PwC, that the abuse of law doctrine had not been breached. The Court did not examine the other six defence grounds.

5. SUPREME COURT

In April 2003, the Dutch Under-Ministry of Finance filed an appeal with the Dutch Supreme Court. In June 2003 PwC submitted BV's defence to the appeal.

6. NEXT STEP

If BV is successful at the Supreme Court, that is the end of the matter (there is no right of appeal for the Ministry of Finance to the European Court of Justice). However it is likely to be at least a year before the case is heard.

In the event that the Supreme Court finds in favour of the Ministry of Finance, the case will be referred back to the Court of Appeal to hear BV's remaining six defence points (the Court of Appeal may opine on just a single defence issue at a time). If BV is successful on the next defence point, the Ministry of Finance can appeal the decision to the Supreme Court, and so the process will continue.

BV's final defence point will enable a referral of an unfavourable Supreme Court decision to the European Court of Justice.

7. PWC AMSTERDAM

It has always been PwC Amsterdam's view that BV has a strong case for the deemed interest deductions, and they have been heavily involved in the appeal process all the way through.

8. POTENTIAL EXPOSURE

We have asked PwC to prepare a calculation of the potential exposure should we lose the Supreme Court case. Because of the uncertainly on when the matter will be finally decided, it is not possible to estimate the interest costs that would apply (interest will continue to accrue until such time as all court proceedings have been finally determined).

The total tax at issue is c. €4.5m and interest accrued <u>to date</u> is c. €300K.

9. IMPLICATION FOR PURCHASE OF SKIFFY GROUP

Johan Putzfeld BV has been a member of the corporate tax fiscal unity (similar to a tax group in the UK, or a tax consolidation in the US), headed by IWP International BV, since its acquisition. IWP International BV is responsible and legally accountable for all corporate tax liabilities of the fiscal unity.

Fiscal unity membership brings with it joint and several liability for the corporate tax liabilities, and if BV defaults on any such liabilities the Dutch Revenue can seek to recover the unpaid liabilities from other members of the fiscal unity which, other than

Sanders BV, BV Nederlandsche Scheeps-En Grond Exploitatie Maatschappij, BV Zeefabriek Siderius, BV Zeepfabriek Het Klaverblad, Nepacos BV, Berkian Beheer BV, BV Industrie en Handel Maatschappij Berkian,

10. CONCLUSION

The Court of Appeal found in BV's favour on only the first of seven defence points made in the Supreme Court submission, and this first point was not regarded by PwC as the strongest.

The process is likely to take some considerable time to conclude, unless the Supreme Court finds in BV's favour in the current appeal, although this in itself is likely to take at least a year.

IWP International B.V. is highly confident of success in this matter, and views the risk of Johan Pützfeld Industrie- en Handelscompagnie being affected by the matter as extremely remote.

.:rD

Add 2

r	Name	Invoice	Invoice date	Due date	Currency.	Invoice amount	Outstanding End of Nov.	Payments received Nov/Dec/Jan	Doubtful.	Provision made	Doubtful debt Not-provided '02/03	Doubtful debt Not-provided '03/04	To be collected	Narrative
367	Southern	976839	21-9-1999	20-11-1999	Pounds	195,17	195,17		DF	195,17				
367	Southern	976918	27-9-1999	26-11-1999	Pounds	33,49	33,49		DF	33,49				
367	Southern	976999	4-10-1999	3-12-1999	Pounds	228,66	228,66		DF	228,66				
367	Southern	977110	14-10-1999	13-12-1999	Pounds	217,02	217,02		DF	217,02				
367	Southern	977299	29-10-1999	28-12-1999	Pounds	321,72	321,72		DF	321,72				
0	Starlight	996514	27-1-2003	28-3-2003	Pounds	22,09	22,09		DF		22,09			
0	Starlight	996692	3-2-2003	4-4-2003	Pounds	98,23	98,23		DF		98,23			
0	Starlight	996693	3-2-2003	4-4-2003	Pounds	75,49	75,49		DF		75,49			
0	Starlight	998424	22-4-2003	21-6-2003	Pounds	52,22	52,22		DF			52,22		
0	Starlight	998569	29-4-2003	28-6-2003	Pounds	76,89	76,89		DF			76,89		
20	Diversified	983634	1-3-2001	30-4-2001	Pounds	191,29	191,29		DF	191,29				
20	Diversified	983675	2-3-2001	1-5-2001	Pounds	97,41	97,41		DF	97,41				
20	Diversified	983882	15-3-2001	14-5-2001	Pounds	156,51	156,51		DF	156,51				
20	Diversified	984342	12-4-2001	11-6-2001	Pounds	267,9	267,9		DF	267,9				
20	Diversified	984502	25-4-2001	24-6-2001	Pounds	14,1	14,1		DF	14,1				
10	Giffen	999924	25-6-2003	24-8-2003	Pounds	290,27	290,27	290,27						payment received 16-01-2004
00	John Sylvester	001103	16-7-2003	14-9-2003	Pounds	66,62	66,62	66,62						payment received 19-01-2004
00	John Sylvester	001103	21-7-2003	19-9-2003	Pounds	222,06	222,06	222,06						
00	John Sylvester	001103	15-8-2003	14-10-2003	Pounds	155,45	155,45	155,45						
00	John Sylvester	001150	19-8-2003	18-10-2003	Pounds	-185,76	-185,76	-185,76						
00	John Sylvester	999408	5-6-2003	4-8-2003	Pounds	82,87	82,87	82,87						
00	John Sylvester	999678	13-6-2003	12-8-2003	Pounds	174,88	174,88	174,88						
71	Cromptons	984758	10-5-2001	9-7-2001	Pounds	162,5	162,5		DF	162,5				
71	Cromptons	984873	16-5-2001	15-7-2001	Pounds	57,34	57,34		DF	57,34				
71	Cromptons	984874	16-5-2001	15-7-2001	Pounds	116,74	116,74		DF	116,74				
71	Cromptons	984979	23-5-2001	22-7-2001	Pounds	76,9	76,9		DF	76,9				
71	Cromptons	985214	8-6-2001	7-8-2001	Pounds	9,11	9,11		DF	9,11				
71	Cromptons	985353	18-6-2001	17-8-2001	Pounds	115,86	115,86		DF	115,86				
71	Cromptons	985894	18-7-2001	16-9-2001	Pounds	77,49	77,49		DF	77,49				
156	Boultsmith	000123	3-7-2003	1-9-2003	Pounds	73,98	73,98	73,98						payment received 28-01-2004
156	Boultsmith	000231	8-7-2003	6-9-2003	Pounds	238,04	238,04	238,04						payment received 28-01-2004
156	Boultsmith	000330	14-7-2003	12-9-2003	Pounds	1.504,18	1.504,18	1504,18						payment received 28-01-2004
156	Boultsmith	000529	21-7-2003	19-9-2003	Pounds	29,16	29,16	29,16						payment received 28-01-2004
156	Boultsmith	000712	29-7-2003	27-9-2003	Pounds	11,28	11,28	11,28						payment received 28-01-2004
156	Boultsmith	000858	6-8-2003	5-10-2003	Pounds	11,28	11,28	11,28						payment received 28-01-2004
156	Boultsmith	003557	26-11-2003	25-1-2004	Pounds	22,95	22,95	22,95						payment received 28-01-2004
156	Boultsmith	003607	28-11-2003	27-1-2004	Pounds	93,19	93,19	93,19						payment received 28-01-2004
156	Boultsmith	999848	23-6-2003	22-8-2003	Pounds	51,5	51,5	51,5						
33	Arthur Shaw	990517	3-4-2002	2-7-2002	Pounds	2.136,15	2.136,15		DF		2.136,15			
33	Arthur Shaw	990518	3-4-2002	2-7-2002	Pounds	262,61	262,61		DF		262,61			
33	Arthur Shaw	991173	1-5-2002	30-7-2002	Pounds	1.786,00	1.786,00		DF		1.786,00			
33	Arthur Shaw	992176	20-6-2002	18-9-2002	Pounds	1.786,00	1.786,00		DF		1.786,00			
33	Arthur Shaw	992177	20-6-2002	18-9-2002	Pounds	262,61	262,61		DF		262,61			
							11.739,45	2.841,95		2.339,21	6.429,18	129,11	0,00	

..teile GmbH

Att 2

Invoice	Invoice date	Due date	urrenc	Invoice amount	Currenc	Outstanding end of Nov.	Payments received Nov/Dec/Jan	Outstanding end of Jan-04	Doubtful	Provision made	Doubtful Not-provided debt '02/03	Doubtful Not-provided debt '03/04	To be collected	Narrative
114096	29-8-2002	8-3-2003	euro	1.266,72	euro	1.266,72	1.266,72	0,00						payment received 19-12-2003
117192	6-2-2003	8-3-2003	euro	753,54	euro	753,54		753,54					753,54	
101022	5-6-2000	5-7-2000	dm	2.660,11	eur	1.360,09		1.360,09	DF	1.360,09				
101164	16-6-2000	16-7-2000	dm	295,57	eur	151,12		151,12	DF	151,12				
117486	18-2-2003	20-3-2003	eur	140,42	eur	140,42		140,42	DF	140,42				
119062	24-4-2003	24-5-2003	eur	655,04	eur	655,04		655,04	DF			655,04		
119585	15-5-2003	14-6-2003	eur	243,95	eur	243,95		243,95	DF			243,95		
119586	15-5-2003	14-6-2003	eur	381,25	eur	381,25		381,25	DF			381,25		
120456	24-6-2003	24-7-2003	eur	72,38	eur	72,38		72,38	DF			72,38		
117491	18-2-2003	20-3-2003	eur	271,44	eur	271,44		271,44					271,44	
118051	12-3-2003	11-4-2003	eur	831,30	eur	831,30		831,30					831,30	
118144	17-3-2003	16-4-2003	eur	112,06	eur	112,06		112,06					112,06	
118296	21-3-2003	20-4-2003	eur	65,45	eur	65,45		65,45					65,45	
124470	3-12-2003	2-1-2004	eur	158,36	eur	158,36	158,36							payment received 26-01-2004
118471	3-4-2003	3-5-2003	eur	55,32	eur	-55,32		-55,32				-55,32		
119171	28-4-2003	28-5-2003	eur	1.437,24	eur	1.000,00		1.000,00				1.000,00		
119873	26-5-2003	25-6-2003	eur	35.092,90	eur	35.092,90		35.092,90				35.092,90		
119874	26-5-2003	25-6-2003	eur	1.041,10	eur	1.041,10		1.041,10				1.041,10		
121508	8-8-2003	7-9-2003	eur	177,43	eur	177,43		177,43				177,43		
116450	7-1-2003	6-2-2003	eur	287,31	eur	287,31		287,31	DF		287,31			
116761	20-1-2003	19-2-2003	eur	145,00	eur	145,00		145,00	DF		145,00			
117033	31-1-2003	2-3-2003	eur	105,27	eur	105,27		105,27	DF		105,27			
117202	7-2-2003	9-3-2003	eur	48,49	eur	48,49		48,49	DF		48,49			
117615	24-2-2003	26-3-2003	eur	180,21	eur	180,21		180,21	DF		180,21			
117822	4-3-2003	3-4-2003	eur	18,73	eur	18,73		18,73	DF		18,73			
105141	17-4-2001	17-5-2001	dm	1.521,92	eur	778,15		778,15	DF	778,15				
105245	23-4-2001	23-5-2001	dm	1.521,92	eur	778,15		778,15	DF	778,15				
105597	15-5-2001	14-6-2001	dm	1.521,92	eur	778,15		778,15	DF	778,15				
106388	26-6-2001	26-7-2001	dm	1.521,92	eur	778,15		778,15	DF	778,15				
110441	15-2-2002	17-3-2002	eur	779,52	eur	779,52		779,52	DF	779,52				
111139	25-3-2002	24-4-2002	eur	2.468,48	eur	2.468,48		2.468,48					2.468,48	
111243	28-3-2002	27-4-2002	eur	1.262,66	eur	1.262,66		1.262,66					1.262,66	
111378	8-4-2002	8-5-2002	eur	770,24	eur	770,24		770,24					770,24	
116561	10-1-2003	9-2-2003	eur	4.733,96	eur	4.733,96	4.733,96							payment received 28-01-2004
113201	11-7-2002	10-8-2002	eur	696,00	eur	696,00		696,00	DF		696,00			
116386	3-1-2003	2-2-2003	eur	696,00	eur	696,00		696,00	DF		696,00			
				63.991,13		59.023,70	6.159,04	52.864,66		5.543,75	2.177,01	38.608,73	6.535,17	

AJJ 3

Materiality applied, attachment to disclosure letter re clause 4

You enquired about materiality levels included in the 2003 Group Audit Instructions. Attached below are relevant extracts from the instructions which state that €75k was P&L materiality (pretax) and €125k was the guide for the Balance Sheet. Please note that these were guides and you will see that (following the introduction of SAS610) the instructions included a request for all non trifling unadjusted differences to be brought to our attention.

Extract from section "Materiality"

Materiality levels should be set which accommodate an opinion on both the individual companies and the group as a whole. SAF's will be prepared in local currency and the template inter-office clearance (Appendix V) sets out the materiality guidelines for group reporting. We draw your attention to the fact that group management are keen to hear about even minor errors or risks and to the requirement for you to transmit a copy of your SUD to us in accordance with SAS 610 as outlined in Section 4.2 (iv) above. Adjustments to local statutory accounts as well as group accounts will only be made to the extent they are sanctioned by group management. All errors should be examined to ensure that they do not arise from fundamental weaknesses in accounting systems, which should be brought to the attention of group management.

Extract from Appendix V

In accordance with your instructions, the scope of our audit was restricted to that necessary to provide you with audit satisfaction that shareholders' equity does not require adjustment by more than Euro 125,000 in the aggregate, and that profit before tax for the year does not require adjustment by more than Euro75,000, in the aggregate, such limits of materiality also being applicable to matters of disclosure and classification.

Section 4.2 (iv)

(i) Statement of Auditing Standards 610 ? Communication of audit matters to those charged with Governance ("SAS 610")

This auditing standard provides guidance on the auditors' responsibility to communicate "relevant matters" to those charged with governance in the audit of financial statements. The principal requirements of SAS 610 as regards planning and carrying out an audit are set out in Appendix VII, but again reference should be made to the full text.

However, SAS 610 does introduce certain new requirements, the most significant of which is that we must report all unadjusted misstatements, other than those which we consider are "clearly trifling", having discussed them with management. Where the decision is taken not to make adjustments for the errors identified, we will request confirmation from the Board of Directors that it is satisfied that adjustment is not required.

Add 3

"Clearly trifling" will be of a wholly different (smaller) order of magnitude than the materiality thresholds used in the audit, and will be matters that are clearly inconsequential, whether taken individually or in aggregate and whether judged by any quantitative and/or qualitative criteria.

LANDWELL & ASSOCIÉS

Société d'avocats

Centre d'Affaires Urbania
230, Avenue de Colmar
B.P. 263
67021 Strasbourg Cedex 01
Tél. : 33 3 90 40 26 24
Fax : 33 3 90 40 26 26
E-mail
philippe.gramling@fr.landwellglobal.com


Note

A/To :	Mister Theo DE GIER / Mister Jean-Luc PLANTIER
De/From :	Philippe GRAMLING
Date :	03/06/2003
Sujet/Subject :	Fiscal aspects of the partial transfer of assets from SKIFFY FRANCE to ACME

Further to your demand on May 22nd 2003, please find hereinafter in the present memorandum a summary of the French tax law aspect of a partial transfer of assets.

The French tax regulations provide a privileged treatment for partial transfers of assets (such previsions are equivalent to M & A as far as they are concerned).

The main feature of this preferential treatment is the imposition deferral of the capital gains that are transferred with the assets to the recipient.

The partial transfer of assets at a net book value can be realised under such a treatment. In this case the goodwill will not be valued.

I. Corporation tax

To qualify for the preferential treatment foreseen in corporate tax, the following conditions have to be met:

Cabinet correspondant de PRICEWATERHOUSECOOPERS

Siège social : 32, rue Guersant, 75017 Paris
Paris, Bordeaux, Grenoble, Lille, Lyon, Marseille, Montpellier, Rennes.
SELAS au capital de 1.577.568 €
RCS Paris D 712 019 601
TVA n° FR 09 712 019 601

1. The transfer of assets shall concern "a whole line of business", i.e. all assets and liabilities forming an entity able to operate autonomously. The autonomous character of the exploitation will be appreciated before the transfer of assets.

2. The transferor shall take the commitment to keep the shares acquired in counterpart of the transferred assets during 3 years.

3. The transferor shall calculate the forthcoming gains in capital that will result from the sale of the shares, by reference to the tax-value that these assets had in its accounts.

The transfer of SKIFFY shares from the shareholder to another shareholder has no consequence insofar SKIFFY keeps the shares acquired in counterpart of its contribution to ACME.

If SKIFFY transfers the ACME shares during the hereabove mentioned 3-year period, the Tax Authorities will be authorised to tax SKIFFY on the corporate tax due to capital gains relatively to the transferred assets.

Please note that due to the lack of losses in the balance sheet of SKIFFY, we do not develop the rules regarding the transfer of losses.

II. Valuation of the contribution

In principle, assets contributed by the transferor should be reported in the balance sheet of the Transferee Company at their fair market value, thus requiring an asset valuation.

However, tax authorities allow the report of net book values even if these differ from the fair market values, under the following conditions:

1. The operation is carried out in compliance with preferential tax rules.

2. The company benefiting from the contribution reports in its own balance sheet the original value, depreciation and provisions reported in the absorbed company's balance sheet, and calculates depreciation on the basis of these original values.

3. The shares acquired by the transferor in consideration of the transferred assets have to stand for the 99% of the capital of the transferee after the operation.

4. The shareholding of the transferor in the transferee should represent at least 99,99% of the capital of the transferee after the operation,

5. all the shares of the transferee corporation should have the same economic features.

III. Tax consolidation

Given that the Transferee Company is a member of the tax group consolidation, the transfer of assets has no impact on the group consolidation. The 2003 consolidated tax result will include the 2003 Acme tax result.

IV. Registration duty ("droit d'enregistrement")

The partial transfer of assets from one company to another one concerning a whole line of business, is only subject to a fixed registration duty of € 230.

V. VAT

Assets can be transferred in neutrality regarding VAT rules.

No VAT is due on the contributions insofar the Transferee takes the commitment to regularise the VAT if the assets would no longer be dedicated to a VAT process.

VI. Business tax ("taxe professionnelle")

We were not informed that SKIFFY benefits from a business tax contribution cap, based on the added-value they generate, in other words the difference between the net value of goods and services produced by the company and the net value of goods and services externally acquired.

Therefore, the transfer of business should not significantly modify the business tax amount.

Overview Hardware, Software & Communication contracts

rdware

	Supplier	Subject	Contract ref.	Enddate	
1	Marketech /T-Systems	Hardware maintenance	101200006/2	10-9-2005	
2	TEC	Fax maintenance		31-7-2004	Supplier has announced not to continue maintenance contract)
3	DELL	Hardware maintenance servers	613220763	26-9-2006	

ftware

	Supplier	Subject	Contract ref.	Enddate	
1	GMT Systems	MICOS license and maintenance, yearly renewal			Automatic yearly renewal, termination notice for MICOS 4 months prior to renewal date (nex date is 1st Januray 2005).
2	GMT Services	System maintenance		31-12-2004	One year contract based on quotation
3	Sabern	Web maintenance		14-nov	automatic yearly renewal, unless terminated by either party with a 3 months notice in advance (14th nov)
4	MicroSoft	MS Open license's Office Win32 / XP Pro	14933843	30-4-2004	automatic yearly renewal
5	RAND	ProEngineer maintenance	39535	30-9-2004	automatic yearly renewal, unless terminated by either party with 3 months notice in advance
6	EasyLon	Salary programm	-	1-jan	Automatic yearly renewal, termination by either party requires notice 3 months prior to renewal date (1st Jan).

mmunication

	Supplier	Subject	Contract ref.	Enddate	
1	KPN	General telephone anf fax contract			
2	KPN	ADSL line (test purposes)	5428	1-apr	Yearly renewal, unless terminated by Skiffy at 2 months notice
3	XS4ALL	Home office TdGier, ADSL connection	5433		Yearly renewal, unless terminated by Skiffy at 2 months notice
4	XS4ALL	Home office HBoensma, ADSL connection	3515		Yearly renewal, unless terminated by Skiffy at 2 months notice
5	Versatel	SDSL line		2-dec	Yearly renewal, unless terminated by Skiffy at 2 months notice
6	Speednames	Domain registery, yearly renewal	1000078		Yearly renewal, unless terminated by Skiffy at 2 weeks notice
7	Euronet	Internet service provider	B-19321616		Yearly renewal, unless terminated by Skiffy at 30 days notice

Add 5

AJJ 6


IWP
INTERNATIONAL
PLC

Mr Theo De Gier
Johan Putzfeld B.V.
Transformatorweg 37
1014 AJ Amsterdam
Netherlands

30 July 2003

Dear Theo

AMENDMENT TO CONTRACT OF EMPLOYMENT

Further to our recent communications I would like to confirm the following changes to your existing employment contract (document ref: JW/gp/11/003A dated 8/2/91).

1. Period

The contract will move to a fixed term of two years with effect from 30 September 2003. During this period, you will be required to observe a notice period of a minimum of two months. Should your employment be terminated by a new owner during this period, IWP International plc will be responsible for meeting the terms of the contract for the period remaining.

2. Annual Salary

With effect from 1 September 2003 your gross annual salary will be €105,291 (the figure includes holiday allowance and 13th month bonus).

3. Incentive Plan

N

009
008
007
019
>I
006
025
024
103
005
026
102
023
004
022
028
027
021
003
020

1:150

0 3 6m

Title	Overview former UST area
Location	Johan Putzfeld B.V. Amsterdam, The Netherlands
	Bunzl PLC



App'd:	Drawn:	Date:
HK	RB	FEBRUARY 2004
DRAFT		Ref: F03RB.CDR
Scale: 1:150		Job No: 52862-004-451
Org. Size:		


Export company "El Hoceima Import-Export"
N
local flowdirection
Construction industry (Hilhorst bouwbedrijf Amsterdam BV)
Occupational Health Service (BMD Aker BV)
Etching company (Speciaal Etserij Schuts)
Communication / printing industry (Peereboom Koggeschop BV)
Ceramic Transfers (Mulder Holland BV)
IBIS Hotel (under construction)
Isolatorweg
Schakelstraat
Transformatorweg
001
002
003
004
005
006
007
008
009
010
011
012
013
014
015
016
017
018
019
020
021
022
023
101
102
103
104
105
existing well
borehole 0,5 m
borehole 2,0 m or gr.w.l.
new well
existing well
Title SITE LAYOUT
Location Johan Pützfeld BV, Amsterdam, The Netherlands
Client BUNZL PLC
URS
App'd: AK
Drawn: RB
Date: JANUARY 2004
FINAL
Ref: F02RB.CDR
Scale: 1:300
Job No: 52862-002-412
Org. Size: A3
FIGURE 2
0 3 6 9 12 15m

AH 7

samples	004	005	006	008	019	021	022	023	024	025	026	027	028	102	103
Analitic results[1]	--	--	>I	--	--	--	--	--	--	--	<M	<M	--	<M	--
Field observations[2]	**	**	***	0	0	0	0	0	0	**	**	**	0	**	0

Analitic results[1]:

--	= not analysed
T	= Target value
M	= Mean value (T+I/2)
I	= Intervention value

Field observations[2]:

0	= no oil /water reaction
*	= Weak oil /water reaction
**	= Mediate oil /water reaction
***	= Strong oil /water reaction

*	value exceeding target value but less then the average of target and intervention value (mean value)
**	value exceeding the average of target and intervention value (mean value) but less then the intervention value
***	value exceeding intervention value
-	not analysed

Schedule 4
Completion Accounts,
(Estimated) Net Operating Assets Statement
and
(Estimated) Indebtedness Statement

SCHEDULE 4

Completion Accounts, (Estimated) Net Operating Assets Statement and (Estimated) Indebtedness Statement


EXAMPLE

SCHEDULE 4
Skiffy Group Estimated Net Operating Assets Statement

Date		€'000's
Fixed Assets		
Intangible Assets		NIL
Financial Assets		NIL
Fixed Assets		2962
		2962
Stock		
Gross	3129	
Provision*	(515)	
		2614
Debtors		
Gross	3092	
Provision*	(77)	
		3015
Creditors		
Trade	(715)	
Accruals	(67)	
Other creditors	(74)	
Employee related	(221)	
Dilapidation*	(100)	
		(1177)
Deferred Tax		(7)
Estimated Net Operating Assets before tax		7,407
Corporate Tax		(200)
Stay on Bonus Theo de Gier		(62)
Estimated Net Operating Assets		7,145


Example

SCHEDULE 4
Skiffy Group Estimated Indebtedness Statement

Date	February
	€'000's
Inter-Group Receivables	0
Inter-Group Payables	0
Cash	998
Financial Debt	0
Estimated Indebtedness	998
Payments	0
	998

Schedule 4
Completion Accounts

Basis of Preparation

1 Subject to the provisions of this Schedule the Completion Accounts shall be prepared in accordance with the accounting policies, principles, bases, practices and methods used in the preparation of the Accounts and, subject thereto, shall accord with accounting policies and principles generally accepted in The Republic of Ireland.

The Completion Accounts shall be prepared in Euros and any currency will be translated at the Completion Date. The profit and loss account will be translated at the average rate used by IWP and the balance sheet at the closing rate used by IWP. Such rates will be consistent with IWP's accounting policies as previously disclosed to the Purchaser.

2. Subject only to paragraph 3 the Completion Accounts shall:

(i) be based on the books and records of the Skiffy Group;

(ii) comprise an aggregated balance sheet of the Skiffy Group as at the close of business on the Completion Date;

(iii) be prepared on the same basis and in accordance with the same policies, methods and practices of accounting as were used for the purposes of the Accounts; and

(iv) subject to paragraph (iii), be prepared in accordance with accounting policies, methods and practices generally accepted in The Republic of Ireland.

3. In the Completion Accounts:

(i) Fixed assets as at the Completion Date shall be included in the Completion Accounts at the value at which they were included in the Accounts less depreciation calculated on consistent basis for the period from 1st April 2003 to the Completion Date inclusive at the same rates and on the same basis as in the Accounts. Depreciation shall be applied against additions and disposals on a basis consistent with the Accounts.

(ii) No fixed asset shall be revalued upwards between 1st April 2003 and the Completion Date.

(iii) Intangible assets including, but not limited to, any goodwill or financial assets shall be included in the Completion Accounts at €nil.

(iv) No value shall be included in the Completion Accounts for investments in subsidiary or associated undertakings.

(v) Full provision shall be made in respect of any dilapidations or reinstatement liabilities as at the Completion Date in respect of the leasehold Properties. Such provision shall not be less than € 100,000.

(vi) Fixed assets no longer being used by the Skiffy Group shall be valued in the Completion Accounts at €nil.

(vii) Fixed assets whose existence cannot be individually verified at the Completion Date shall be valued at €nil.

(viii) The existence of stock shall be physically verified by full stock counts as at the Completion Date at all premises at which stock is located. The Seller, the Seller's accountants, the Purchaser and the Purchaser's accountants may attend the stock counts at those locations that they deem necessary and shall carry out such tests and procedures as they shall deem necessary for the purposes of the preparation and review of the Completion Accounts.

Stock losses (where physical quantities of stock counted as at the Completion Date differ from book quantities as the Completion Date) shall be recorded on a line by line basis. The losses shall be accumulated and fully provided for in the Completion Accounts.

(ix) Stock shall be valued in the following manner:-

Raw materials	the lower of cost and net realisable value
Work in progress and finished goods	at a value based on a consistent valuation method to that used in the Accounts

(x) For virgin resin, all other raw materials excluding colouring materials and bought in finished goods purchased before 1st April 2001 a 100% provision shall be made in the Completion Accounts.

(xi) Raw material regrind (being virgin resin which has been processed by an injection moulding machine on one or more occasions) shall be valued in the Completion Accounts at €nil.

(xii) A 100% provision shall be made in the Completion Accounts for all damaged raw materials, work in progress, bought in finished goods and finished goods.

(xiii) The aggregate provision for all stock including but not limited to raw materials, bought in finished goods, work in progress and finished goods has been agreed to be € 515,000.

(xiv) Full specific provision shall be made for bad and doubtful debts and all debts where the debtor is insolvent or bankrupt or could reasonably be expected to be so in the foreseeable future. Such provision shall not be less than € 77,000. No specific provision shall be made in respect of the debts referenced in para 5.4 (d) of the Disclosure letter.

(xv) Full provision shall be made for the profit impact of credit notes to be issued after the Completion Date to the date when the Completion Accounts will be prepared in respect of sales made on or prior to the Completion Date.

(xvi) No prepayment asset shall be recognised in the Completion Accounts in respect of prepayments relating to goods or services which will not be available after the Completion Date.

(xvii) Full provision shall be made in respect of customer quality claims arising in respect of sales made in the 12 months to the Completion Date.

(xviii) Bona fide credit balances on the sales ledger included in the Accounts and any credit items on the sales ledger arisen in the 12 months prior to the Last Accounting Date (including, without limitation, overpayments by customers and unallocated cash) shall be retained on the balance sheet as a liability of the Skiffy Group. Bona fide debit balances on the purchase ledger included in the Accounts and any debit items on the purchase ledger arisen in the 12 months prior to the Last Accounting date (including without limitation overpayments by the Companies and Subsidiaries) shall be retained on the balance sheet as an asset of the Skiffy Group.

(xix) Periodic charges (including rent and rates) shall be determined by allocating them on a time basis according to the number of calendar days on and before the Completion Date.

(xx) Appropriate apportionments shall be made in respect of wages, salaries, commissions, pensions and other periodic outgoings and all other benefits, allowances or payments which fall to be made after the Completion Date in respect of any period of time on or prior to the Completion Date.

(xxi) Full provision shall be made in the Completion Accounts for all bonuses, commissions and tax, social contributions (e.g. NI) and pension contributions relating to such amounts.

(xxii) Full provision shall be made for holiday pay earned but not taken as at the Completion Date.

(xxiii) Items included in the balance sheet as assets in respect of costs incurred and amounts paid by the Skiffy Group on behalf of the Sellers in connection with the sale of the Skiffy Group shall be written off.

(xxiv) Deferred taxation shall be fully provided on any timing differences between tax write downs and depreciation charges and other short term timing differences existing at the Completion Date. Deferred tax assets shall not be recognised.

(xxv) Notwithstanding any other provision of this Schedule no provision, reserve or accrual shall be released save in the event that retention of the provision, reserve or accrual can no longer be justified subject to agreed levels of inventory and bad debt provisions as per xiii and xiv

(xxvi) Foreign currency denominated assets or liabilities shall be valued at the IWP closing rate of exchange at the Completion Date unless there is a forward foreign exchange contract matched against the item, in which case the contracted exchange rate shall be used to value the asset or liability.

(xxvii) To the extent that there are any forward foreign exchange contracts not matched against firm purchase orders for stock or foreign currency denominated assets or liabilities at the Completion Date, full provision shall be made for any exchange loss on such contracts. No assets shall be

(xxviii) No receivable or payable balances from/to members of the Skiffy Group and companies within the Sellers' Group (excluding corporate income Tax) shall be included in the Completion Accounts.

(xxix) A list of the contingent liabilities agreed between the Sellers and Purchaser of the Skiffy Group at the Completion Date shall be drawn up and appropriate and adequate provision shall be made in the Completion Accounts.

(xxx) Full provision shall be made in the Completion Accounts for insurance deductibles for insured incidents that have occurred on or prior to the Completion Date.

(xxxi) Full accrual shall be made in the Completion Accounts for all items to include but not to be limited to goods, materials, bought in finished goods and services where no invoice has been received at the Completion Date.

(xxxii) Corporate income tax shall be provided based on the individual profit and loss accounts and balance sheets of each of the Companies and the Subsidiaries covering the period from 1st April 2003 through the Completion Date as if the Completion Date was the end of an accounting period. The tax computations shall be prepared on a basis consistent with the previous years tax computations of the Companies and the Subsidiaries. The provision for corporate income tax covering the period from 1 April 2003 to the Completion Date shall be reduced by any payments made on account against such tax liability.

Schedule 5
Warranties

SCHEDULE 5

Warranties

Execution copy

SCHEDULE 5

WARRANTIES

6 February 2004

Van Doorne
Jachthavenweg 121
P.O. Box 75265
1070 AG Amsterdam
The Netherlands

INDEX

Clause **Page**

ANNEXES

Number

1	Articles of association of the Companies
2	Extracts of the registers
3	Accounts
4	Underlying Accounts
5	Statutory Accounts
6	Reconciliation Statements
7	Management Accounts
8	Owned Real Estate
9	Leased Real Estate
10	Intellectual Property Rights
11	Information Technology
12	Employee Benefit Plans
13	List of Employees
14	Banking arrangements
15	Insurance policies
16	Claims made under insurance policies
17	General terms and conditions Skiffy
18	Litigation

WARRANTIES

1 **General**

1.1 For the purpose of the Warranties, Sellers' best knowledge shall be deemed to include the knowledge of the Skiffy Group of Mr. P. O'Brien, Mr. M. Marunowski, Mr. R. Dowling, Mr. Th. de Gier, Mrs. J. van Malsen, Mr. S. Johe, Mr. P. Herreaman, Mrs. S.Nandcoomar, Mr. P. Schoonenberg and Mr. J. L. Plantier.

1.2 To the best of their knowledge Sellers have provided Purchaser with all information concerning the Shares, the Skiffy Group and its activities which may be relevant to a potential purchaser of the Shares.

1.3 All information provided to Purchaser by Sellers or the Skiffy Group is true, accurate and not misleading by omission or otherwise.

2 **Corporate**

2.1 Each of the Companies and Subsidiaries is a legal entity duly organised and validly existing under the laws of its respective jurisdiction of incorporation, and has the corporate power and authority to carry on the business as being conducted.

2.2 The full text of the articles of association of the Companies and Subsidiaries attached as Annex 1 are the articles of association currently in force and no decision to amend the same has been made.

2.3 The Companies and Subsidiaries are duly registered in all such registers as the law requires. The information reflected in the extracts of the registers in respect of such registrations attached as Annex 2 is true, complete (to the extent that it needs to be registered) and accurate. The Companies and Subsidiaries have properly filed all documents with such registers required under the applicable laws and no penalties, which have not been discharged, have been incurred in connection with these filings.

2.4 The Companies and Subsidiaries and their officers, agents and employees (during the course of their duties) and their respective businesses have at all times engaged in their activities in accordance with all material applicable statutory requirements, governmental regulations and their articles of association or other rules of their organisation and have not done or omitted to do anything which is a contravention of any of the same giving rise to any fine, penalty or other liability or sanction on the part of any of the Companies or Subsidiaries.

2.5 None of the Companies or Subsidiaries is or has been involved in proceedings for (i) a legal merger, (ii) a legal split, except for purely intra-group reorganisation purposes, (iii) its dissolution, or winding-up, whether voluntary or at the request of a third party and for any reason whatsoever, (iv) its liquidation, (v) its bankruptcy, (vi) suspension of payment and/or (vii) the offering of a plan of composition to its creditors outside bankruptcy, nor has it lost the free management or disposal of its property in any other way.

2.6 The Companies and Subsidiaries have no shares in the capital of any other company outside the Skiffy Group and none of the Companies or Subsidiaries is a partner, with full

liability or otherwise, in any public or non-public partnership. None of the Companies or Subsidiaries is a member of any association, including co-operatives and mutual insurance societies and none of the Companies or Subsidiaries participates in any joint venture or other co-operation agreement.

3 **Regarding the Shares**

3.1 Seller 1 has legal and beneficial title to all issued and outstanding shares in the capital of Skiffy NL, numbered 1 up to and including 273, each having a nominal value of EUR 100, and has legal and beneficial title to all shares in the capital of Skiffy France, consisting of 10,000 ordinary shares, each having a nominal value of EUR 15.

3.2 Seller 2 has legal and beneficial title to all issued and outstanding shares in the capital of Skiffy UK, consisting of 2 ordinary shares, each having a nominal value of GBP 1.

3.3 Skiffy NL has legal and beneficial title to:

(a) all issued and outstanding shares in the capital of Skiffy Normteile GmbH, consisting of one share in the amount of EUR 25,000.

(b) all issued and outstanding shares in the capital of Skiffy SA (Pty) Ltd, consisting of 100 ordinary shares, each having a nominal value of ZAR 1.

3.4 Skiffy France has legal and beneficial title to all issued and outstanding shares in the capital of Skiffy France S.A.S., consisting of 412 ordinary shares, each having a nominal value of EUR 610.

3.5 Skiffy France S.A.S. has legal and beneficial title to all issued and outstanding shares in the capital of ACME S.A.S., consisting of 5,330 ordinary shares, each having a nominal value of EUR 100.

3.6 The Shares constitute the entire issued and outstanding share capital of the respective Companies and the Subsidiaries Shares constitute the entire issued and outstanding capital of the respective Subsidiaries.

3.7 Each of Sellers and the Guarantor is a legal entity duly organised and validly existing under the laws of its respective jurisdiction of incorporation, and has the corporate power and authority to enter into the Agreement and to properly and timely perform its obligations thereunder, including but not limited to the sale and transfer of the Shares.

3.8 The Shares and the Subsidiaries Shares are free and clear of any and all pledges, attachments, usufructs and other Encumbrances.

3.9 There are no outstanding options or rights under which third parties could demand the issue, sale, transfer and/or Encumbrance of any of the Shares or the Subsidiaries Shares, by conversion or otherwise (other than the Purchaser under this Agreement).

3.10 The Shares and the Subsidiaries Shares have been validly issued and fully paid-up in accordance with all requirements of the laws of the relevant jurisdictions with respect to such shares.

3.11 No depository receipts of shares have been issued in respect of the Shares or the Subsidiaries Shares with the co-operation of the Companies or Subsidiaries and no share certificates have been issued.

3.12 No person, other than the holders of the Shares and Subsidiaries Shares and the Skiffy Group's managing directors has any control over the Skiffy Group or its businesses.

4 Accounts, Underlying Accounts and Statutory Accounts

4.1 The accounting principles applied in the Accounts and the Underlying Accounts have been applied on a basis consistent with previous years and provide such a view as enables the forming of a sound judgement on the assets and liabilities and results of the Companies and Subsidiaries and, insofar as the nature of the Accounts and/or the Underlying Accounts permits, of their solvency and liquidity.

4.2 The Accounts, the Underlying Accounts and the Statutory Accounts truly and fairly reflect (i) the net assets and composition of the assets and the liabilities (including contingent liabilities, details of which are included in the notes to the relevant Accounts, Underlying Accounts and Statutory Accounts) of the Companies and Subsidiaries as per the Last Accounting Date, and (ii) the results for the financial year ended on the Last Accounting Date.

4.3 The Accounts have been drawn up in accordance with Irish GAAP. The Underlying Accounts have been drawn up in accordance with the applicable GAAP and have been incorporated without amendment into the audited consolidated accounts of IWP for the financial year ended on the Last Accounting Date.

4.4 The Underlying Accounts have not been affected by any change in the basis of valuation of assets and liabilities compared to the previous financial year.

4.5 The Companies and Subsidiaries have at all times kept and maintained their books in accordance with the applicable laws and all transactions relating to their respective businesses have been duly and correctly recorded therein. According to present-day requirements, the Skiffy Group's administration is designed to deal with the Skiffy Group's present activities. In keeping its books, the Skiffy Group does not depend on any third party and the books and records, documents and other media connected therewith are not wholly or partly held by any third party.

4.6 The Underlying Accounts for Skiffy NL have only been audited by external auditors for consolidation purposes of IWP. No stand-alone statutory accounts of Skiffy NL are available. The applied materiality for the audit of the Underlying Accounts of Skiffy NL was EUR 75,000 for the profit and loss account (on a pre-Tax basis) and EUR 125,000 for the balance sheet, as a result of which there were no material errors and irregularities.

4.7 The Reconciliation Statements are true, complete and accurate and clearly set out all the items being reconciled.

4.8 The Accounts, the Underlying Accounts and the Statutory Accounts include proper and adequate provisions in relation to Taxes on the profits of the Companies and Subsidiaries, as the case may be, in respect of or by reference to the financial year ending on the Last Accounting Date, which are sufficient to fully discharge the obligations for which they have been created.

4.9 The Management Accounts have been prepared in accordance with the accounting principles used in preparing the relevant Underlying Accounts applied on a consistent basis and give a true and fair view in accordance with the requirements of the applicable GAAP (and policies applied in respect thereof) of the income, expenditure, assets, liabilities and cash flow of the relevant companies for that period.

4.10 All costs, obligations and other liabilities of the Skiffy Group have been borne exclusively by the Skiffy Group and have not been discharged or otherwise borne by a party other than any of the Companies or Subsidiaries.

5 **Position and Events since Last Accounting Date**

5.1 Since the Last Accounting Date the Companies and Subsidiaries have conducted their businesses and affairs prudently and in a manner consistent with past practice and since then no significant capital expenditures or commitments have been entered into. To the best of Sellers' knowledge, no changes have occurred in the Companies' and Subsidiaries' assets and liabilities other than those in the ordinary course of business.

5.2 Since the Last Accounting Date no events, including the payment of dividends or other distributions to shareholders by the Companies or Subsidiaries other than the settlement of the amounts owed by the Skiffy Group to Sellers' Group or owed by Sellers' Group to the Skiffy Group as referred to in Clause 6.2d (i) of the Agreement, have occurred which had a material adverse effect (financially or otherwise) on the business condition, assets, liabilities and/or results of the Companies or the Subsidiaries compared with such position as of the Last Accounting Date and there has been no material adverse change in the financial and trading position of the Skiffy Group in relation to the Skiffy Group taken as a whole.

5.3 The Management Accounts have not been affected by any change in the basis of valuation of assets and liabilities compared to the Underlying Accounts.

5.4 Since the Last Accounting Date:

(a) no change has been made in the practice of any member of the Skiffy Group regarding payment of creditors or the collection of debts including without limitation, the terms and timing of payments by customers or to suppliers;

(b) trade creditors have been settled by each member of the Skiffy Group in the ordinary course and are not overdue;

(c) the terms or amount of any rebate or discount arrangements or agreements between any member of the Skiffy Group and its customers or suppliers have not been altered or renegotiated;

(d) the percentage level of bad debts (relative to the turnover) owing to any member of the Skiffy Group has not significantly increased. To the best of Sellers' knowledge, no material debtor is doubtful or likely to become insolvent prior to Completion;

(e) there has been no change in the issued share capital of any member of the Skiffy Group or in the legal or beneficial ownership of any member of the Skiffy Group;

(f) no assets of an aggregate value in excess of EUR 50,000 have been agreed to be acquired or disposed of on capital account by the Skiffy Group which have not been provided for in Schedule 6 to the Agreement;

(g) no Company or Subsidiary has incurred any additional external (outside the Skiffy Group) borrowings or incurred any other indebtedness in excess of in aggregate EUR 15,000.

6 **Tax**

6.1 All declarations, notices, computations, accounts, reports and returns which, on or before the Completion Date, ought to have been filed, given or made by each of the Companies or Subsidiaries, have been properly, duly and timely submitted to the relevant Tax Authority and all declarations, notices, computations, accounts, reports and returns submitted to such Tax Authorities, were when made true, accurate and complete and are not subject to any dispute nor, to the best of Sellers' knowledge, are likely to become subject to any dispute with the Tax Authority. Each of the Companies and Subsidiaries has at all times prior to or on the Completion Date performed all (other) obligations pursuant to any statutory provision in relation to Taxes. All records which any of the Companies or Subsidiaries is required to keep for Taxation purposes or which would be needed to substantiate any claim made or position taken in relation to Taxes by any of the Companies and Subsidiaries have been duly kept and are available for inspection.

6.2 None of the Companies or Subsidiaries has requested or entered into any agreement for (i) the extension with respect to the filing of any Tax return or other documents relating to Taxation or (ii) the assessment or collection of Taxes.

6.3 None of the Companies or Subsidiaries has entered into a ruling or any other arrangements with any Tax Authority in respect of the assessment or the collection of Taxes. None of the Companies or Subsidiaries have made an election for a special regime in respect of Taxes to which companies in the relevant jurisdiction generally are not subject to as a matter of course.

6.4 None of the Companies or Subsidiaries has been subject within the last six (6) years or is currently subject to any investigation or audit by any Tax Authority and none of the Companies or Subsidiaries is aware that such investigation or audit is likely to take place. None of the Companies or Subsidiaries is involved in any dispute with any Tax Authority. The Company or Subsidiaries have not been, and are not, liable to pay any penalty, fine, surcharge or interest or similar amount in relation to Tax, and there are no facts or circumstances which are likely to cause the Companies or Subsidiaries to become liable to pay any such penalty, fine, surcharge or interest or similar amount in relation to Tax.

6.5 None of the Companies or Subsidiaries is treated for any Taxation purposes as a resident in a jurisdiction other than the jurisdiction of its incorporation and none of the Companies or Subsidiaries has, or has had within the statutory limitation period, a branch, an agency, a permanent establishment or a permanent representative or any other taxable presence in any jurisdiction other than the jurisdiction of its incorporation.

6.6 None of the Companies or Subsidiaries has claimed or has been granted, within the last six (6) years, any exemption from Taxation in connection with a reorganisation, merger, de-consolidation, split off or otherwise.

6.7 No charge to Taxation, other than stamp duty, transfer tax or similar taxes, will be imposed upon any of the Companies or Subsidiaries in connection with the entry into of this Agreement, nor shall any of the Companies or Subsidiaries incur any liability with respect to Taxation in respect of or in connection with any transaction completed after the Completion Date in pursuance of a legally binding obligation or arrangement, in either case whether or not conditional, incurred or entered into on or before the Completion Date outside the normal course of business.

6.8 To the best of Sellers' knowledge, all relevant information has been disclosed to Purchaser in relation to the departure of any former Tax-consolidated subsidiary of IWP International S.A. from the Tax group pursuant to French law, as regards to intra-group provisions, capital gains arisen from intra-group transfers of assets and subsidies in which the departing Tax-consolidated subsidiaries were involved during the five (5) financial years ending on the Last Accounting Date.

6.9 All Taxation of any nature whatsoever for which any Skiffy Group company has been liable or for which any Skiffy Group company has been liable to account has been duly paid (insofar as such Taxation ought to have been paid).

6.10 Skiffy UK is not and has not been treated for Value Added Tax purposes (under the relevant UK legislation) as a member of a group of companies. Skiffy NL has not been treated as a member of a fiscal unity for VAT purposes with Sellers or any affiliated company of Sellers.

6.11 Skiffy NL or Seller 1, as parent company of the fiscal unity for Dutch corporate income tax purposes with Skiffy NL, has not requested and has not been granted any Taxation relief pursuant to section 13ca Corporate Income Tax Act 1969 ("*Wet op de vennootschapsbelasting 1969*") with respect to any affiliated company of Skiffy NL.

7 **Real estate**

7.1 The Companies and Subsidiaries do not own any land or buildings, except as stated otherwise in Annex 8 ("**Owned Real Estate**"). Except for the Owned Real Estate, all real estate used or otherwise occupied by the Companies or Subsidiaries, is leased and is listed in Annex 9 ("**Leased Real Estate**"). All applicable lease agreements are attached in Annex 9 and all such agreements and other terms are being fully complied with by the parties thereto and there are no disputes with the lessor of, or any other tenants in, the Leased Real Estate.

7.2 Except for the Owned Real Estate and Leased Real Estate, the Companies and Subsidiaries have no obligations or other liabilities, contingent or otherwise, in respect of any real estate.

7.3 The Companies and Subsidiaries have full legal and beneficial title to the Owned Real Estate. The Owned Real Estate is free and clear of any Encumbrances, and none of the

Companies or Subsidiaries has promised to grant any Encumbrances thereon to any person.

7.4 All Owned and Leased Real Estate are, subject to normal wear and tear, in good operating condition and repair and are suitable for the purposes for which they are presently being used. No repairs, maintenance or refurbishment of a cost over EUR 50,000 in aggregate are planned or legally required for the Owned Real Estate or the Leased Real Estate.

8 Assets

8.1 The Companies and the Subsidiaries have full legal and beneficial title to the assets which are accounted for in the relevant balance sheet of the Skiffy Group, including but not limited to the moulds used by the Companies and Subsidiaries in their respective business. These assets are free and clear of any Encumbrances and none of the Companies or Subsidiaries has promised to grant any Encumbrances thereon to any person. None of those assets are held by third parties.

8.2 All assets owned or leased by the Companies and Subsidiaries or otherwise applied by them in their businesses have been properly and regularly maintained, are, subject to normal wear and tear, in such operating condition and repair that they are suitable and in satisfactory working order for the purposes for which they are presently being used and are not surplus to that company's requirement. No repairs, maintenance or refurbishments of a cost over EUR 50,000 in aggregate are planned or legally required.

8.3 The Companies and Subsidiaries have exclusive rights of use with regard to, and the exclusive use of, all assets needed to conduct their activities in an ordinary and normal matter consistent with their past practice, including those to which they have no title themselves. Those rights of use are free of any Encumbrances. The Companies and Subsidiaries have at all times acted in accordance with all restrictions and conditions attached to those rights of use. The Companies and Subsidiaries do not infringe the rights of any third party to any asset.

8.4 The amounts of raw materials, semi-finished and finished goods and packaging and promotional material held or ordered by any member of the Skiffy Group are appropriate for its present level of business. There has been no unusual increase or decrease in the level of stocks of the Skiffy Group since 1 November 2002.

8.5 The stock held by the Skiffy Group is in good and undamaged condition. Since the Last Accounting Date there has been no significant damage to or loss of inventory of any member of the Skiffy Group.

8.6 The Companies or Subsidiaries have no assets accounted for which are not used in the ordinary course of business of such Companies or Subsidiaries.

8.7 All Business Information used by the Companies and the Subsidiaries, or any of them, in relation to their respective businesses is owned by or is subject to a valid right of use and is not subject to any restriction which materially and adversely affects the Companies' or the Subsidiaries' ability to use it for the purposes of their businesses, respectively.

8.8 Except in the auction process pertaining to the sale of the Skiffy Group under appropriate non disclosure agreements, neither the Companies nor the Subsidiaries have disclosed or are obliged to disclose any Business Information of a confidential nature to any person

other than their respective employees, outside of the ordinary and prudent course of business.

9 **Intellectual property rights**

9.1 Annex 10 lists all registered Intellectual Property Rights used in or for the purposes of the Skiffy Group. The Skiffy Group has full and unassailable title to all Intellectual Property Rights. The Intellectual Property Rights are not subject to any Encumbrances or other restrictions.

9.2 Neither the Companies nor Subsidiaries have entered into any sort of agreement granting to third parties a right to the Intellectual Property Rights. Sellers and the other members of Sellers' Group do not own nor are entitled to any intellectual property right which is necessary for the operations of the Skiffy Group.

9.3 To the best of Sellers' knowledge, no activities of the Companies or Subsidiaries or their licensees infringe or are likely to infringe any intellectual property rights of any third party. No claim has been made against any of the Companies or Subsidiaries or any such licensee in respect of such infringement.

9.4 Annex 11 lists the Information Technology used in or for the purposes of the Skiffy Group. The Information Technology comprises all the information technology systems and related rights necessary to continue the Skiffy Group's business in an ordinary and normal manner consistent with their past practice.

9.5 The Skiffy Group has full and unassailable title to the Information Technology. To the extent that the Skiffy Group does not have full title to any Information Technology, a proper and adequate license or agreement to operate the business of the Skiffy Group in an ordinary and normal manner consistent with their past practice has been obtained or entered into by the Skiffy Group and all such licenses (including all amendments, novations, supplements or replacements to those licenses and agreements) are in full force and effect, no notice having been given on either side to terminate them and the obligations of all parties have been fully complied with.

9.6 Each of the agreements relating to the Information Technology is (i) valid and binding (ii) not terminable by a counter party within 6 months as of signing of this Agreement (other than in case of non-performance by the Skiffy Group and insolvency or suspension of payments of the relevant counter party) and (iii) not subject of any breach or default.

9.7 In the event that the persons providing maintenance or support services for the Information Technology cease, or are unable to supply, their services, the Skiffy Group has all the necessary rights and information to continue to maintain and support or have a third party maintain and support the Information Technology.

9.8 To the best of Sellers' knowledge, the Skiffy Group has adequate procedures in place to (i) prevent unauthorised access to, (ii) prevent the introduction of viruses into and (iii) make and store on-site back-up copies of the software and data contained in the Information Technology.

9.9 In the twelve months prior to the date of the Agreement, there have been no major failures or breakdowns of any computer hardware or software or any other Information

Technology used in the business(es) of the Companies and/or Subsidiaries which have caused any material disruption in or to the business(es) of the Companies and/or Subsidiaries or which has had a material adverse effect on the business(es) of the Companies and/or Subsidiaries.

10 **Directors and employees**

10.1 The basis of remuneration of and other terms of employment applicable to the directors and the employees of the Companies and Subsidiaries do not differ from those in force at the Last Accounting Date, nor has any of the Companies or Subsidiaries committed itself to increase such remuneration or otherwise change the terms and conditions of employment.

10.2 All employee benefit, bonus or profit sharing plans, pension arrangement, early retirement arrangement and other similar arrangements which the Companies and Subsidiaries maintain or contribute to, are listed in Annex 12 ("**Employee Benefit Plans**"). All premiums and charges required to be paid in connection with the Employee Benefit Plans, have been paid in full to enable the Companies and Subsidiaries to meet all their obligations for present liabilities, whether actual, conditional or unconditional, in respect of the Employee Benefit Plans and related to employment or termination of employment (including without prejudice to the generality of the foregoing so-called back service liabilities) and such Employee Benefit Plans have been maintained and operated in accordance with all applicable laws and regulations and with the terms and conditions of the respective plan documents.

10.3 The Companies and Subsidiaries have at all relevant times complied with all agreements relating to the employment of their employees and there is no liability vis-à-vis their present or former employees whether for termination of employment, enforcement of non-compete covenants, personal injury, labour related illness or otherwise.

10.4 The information in respect of each employee of the Skiffy Group as set out in Annex 13 is true and accurate.

10.5 No collective redundancy plan has been carried out with regard to Skiffy France SAS and ACME S.A.S. during the past three years.

10.6 None of the employees of the Skiffy Group has any claim to a renewal of his or her employment contract.

10.7 None of the Companies or Subsidiaries has any obligation whatsoever towards any former employee of any of the Companies or Subsidiaries.

10.8 There are no, and during three years preceding the date of this Agreement there have been no, disputes with any former or present employee of the Skiffy Group and the Skiffy Group and the Skiffy Group's branch of business has not experienced any collective labour dispute, strike or other labour unrest.

10.9 Outside mandatory statutory requirements, none of the employment agreements entered into by any of the Companies or Subsidiaries include a notice period for termination for any of the Companies or Subsidiaries of more than three months and if such agreements are and can be terminated such can be done without the payment of compensation or

damages other than any payments arising under statutes relating to employment rights or payment for wrongful dismissal.

10.10 The Disclosure Letter lists all collective bargaining agreements between any of the Companies and Subsidiaries and trade unions or other employee representative bodies and all work councils, trade unions and other employee representative bodies which by law or any collective bargaining agreement have the right to be informed and consulted on matters which affect the employees of the Skiffy Group.

11 Indebtedness

11.1 To the best of Sellers' knowledge, the Estimated Indebtedness Statement is true and correct.

11.2 The terms of all banking arrangements (including credit facilities) to which the Skiffy Group is a party and the mandates relating thereto are attached as Annex 14. The Skiffy Group has not entered into any other loan agreements with any third party.

11.3 Apart from any potential indebtedness by Skiffy NL to Seller 1 with respect to corporate income tax liabilities, no indebtedness (actual or contingent) is outstanding between any of the Companies and/or Subsidiaries and any of Sellers, the Guarantor or any of their respective directors, officers or other affiliated parties or affiliated persons.

11.4 The reconciliation statement to be provided by Sellers pursuant to Clause 5.2(c) of this Agreement will be true, complete and accurate on the Completion Date.

12 Insurance

12.1 All policies of insurance maintained by any of the Companies or Subsidiaries or in which any of the Companies or Subsidiaries is named as insured or as beneficiary are listed in Annex 15, along with the name of the insurer, coverage, premium and expiration date.

12.2 All insurances listed in Annex 15 are valid and the Companies and the Subsidiaries have complied with all their obligations thereunder. All premiums, including payments by or to Sellers' Group, have been duly paid to date or accrued. There are no pending claims against any insurance and no insurer has denied liability. No notice of cancellation, non-renewal, imposition of new conditions for any insurance has been received by any of the Companies or Subsidiaries.

12.3 Annex 16 lists all claims made by any of the Companies and/or Subsidiaries under any insurance policy since the end of the third financial year preceding the financial year ending on the Last Accounting Date and specifies in respect of each claim the extent to which it has been recognised.

13 Agreements

13.1 None of the Companies nor Subsidiaries is in, or has been notified of a, breach of any agreement to which it is a party and, to the best of Sellers' knowledge, there is no party intending to terminate its agreement with any of the Companies or Subsidiaries as a consequence of the transaction contemplated by this Agreement.

13.2 No party to any agreement with any of the Companies or Subsidiaries is in breach of such agreement nor does, to the best of Sellers' knowledge, any event or condition exist which after notice or lapse of time or both would constitute such breach and no approval or consent of any person is needed to continue any agreement to which any of the Companies or Subsidiaries are a party in full force and effect following the transactions contemplated hereby.

13.3 All material agreements related to the Skiffy Group have been disclosed in the Data Room.

13.4 None of the Companies and Subsidiaries are a party to any agreement which it cannot, or cannot without incurring a loss or other unusual disadvantage, perform without breach. None of the Companies and Subsidiaries has made any offer for, or is engaged in any negotiations concerning, the conclusion of such an agreement.

13.5 No member of the Skiffy Group is a party to any contract or arrangement in which any of Sellers or any person connected with any of Sellers or any member of Sellers' Group (other than, to the extent described in the Disclosure Letter, the Companies or the Subsidiaries) is financially interested, directly or indirectly, nor has there been any such contract or arrangement at any time during the six years up to the date of this Agreement.

13.6 No member of the Skiffy Group is a party to, nor has its profits or financial position during the three years ended on the Last Accounting Date been affected by, any contract or arrangement which is not of an entirely arm's length nature.

13.7 At Completion Date, none of Sellers nor any person connected with any of Sellers is a party to any outstanding agreement or arrangement for the provision of finance, goods, services or other facilities to or by any member of the Skiffy Group or in any way relating to any member of the Skiffy Group or its affairs.

13.8 All general conditions applied by the Skiffy Group are attached as Annex 17. No member of the Skiffy Group has given any warranty, guarantee or other assurance of any kind with a duration that is uncustomary in its ordinary course of business.

14 Litigation

14.1 All civil, criminal, fiscal or administrative litigation (including - without limitation - arbitration proceedings and/or proceedings regarding notices of objections) in which any of the Companies or Subsidiaries is a party or has been since the day falling three years prior to the Last Accounting Date, are listed in Annex 18.

14.2 There is no pending or, to the best of Sellers' knowledge, threatening civil, criminal, Tax related or administrative litigation before any court, arbitral tribunal, Tax Authority or third party giving a binding opinion in which any of the Companies or Subsidiaries could in any way be involved, nor are there, to the best of Sellers' knowledge, any circumstances which could give rise to any such litigation.

14.3 There are no pending or, to the best of Sellers' knowledge, threatening criminal, administrative, environmental or Tax investigations, nor are there any circumstances which could give rise to any such investigations, in respect of the Skiffy Group.

14.4 There are no court or arbitral judgements or decisions by third parties charged with giving a binding opinion on the basis of which any of the Companies or Subsidiaries has any existing obligations.

15 Licences and permits

15.1 The Companies and Subsidiaries possess all material licences, permits, permissions and exemptions required to operate and to carry on their businesses and have complied, in all material respects, with, and do not contravene the conditions of, such licences, permits, permissions and exemptions, and have not been notified of any, and are not aware of any possible future, withdrawals, changes or revisions of such licences, permits, permissions and exemptions or the conditions thereof.

15.2 The Companies and Subsidiaries have paid or accrued for all outstanding fees in respect of, any licences, permits, permissions and exemptions required to operate and carry on the respective businesses of the Companies and Subsidiaries.

16 Environmental

16.1 There are no agreements or other arrangements, including binding or non-binding arrangements with government authorities (*"covenanten"*), with respect to the environment and to which any of the Companies or Subsidiaries is a party or which otherwise apply to it.

16.2 None of the Companies or Subsidiaries extracts, manufactures, possesses, holds or uses any Dangerous Substances, and has never done so. None of the Companies or Subsidiaries has ever introduced any Dangerous Substances into the environment, including the soil, water and air.

16.3 The buildings and land owned or formerly owned by any of the Companies or Subsidiaries or in respect of which any of the Companies or Subsidiaries has or has had a limited or personal right of use or which it otherwise uses or has used, including the ground water under said land, have not been contaminated by Dangerous Substances.

16.4 None of the Companies or Subsidiaries has ever disposed of any waste, including Dangerous Substances, in such a way or to such an extent as to cause any of the Companies or Subsidiaries to have any liability.

17 Products

No member of the Skiffy Group has in the previous twelve months sold or provided any product or service which does not comply with all applicable laws, regulations or standards or which is defective or dangerous or not in accordance with any representation or warranty given in respect of it.

Schedule 6
Capital expenditures

SCHEDULE 6

Capital expenditures

Capital Expenditures until year end 31 March 2004 as at the end of January 2004
Skiffy Group

Hardware	€ 380	committment
Software	€ 90.250	see below
Website/Catalog & CD-rom	€ 9.200	commitment
Production small tools	€ 5.000	commitment for € 3,000
total	**€ 104.830**	

Breakdown Software

VPN-connection Skiffy NT to Amsterdam server	856,00 €	commitment
Migration Dbase Skiffy NT to Amsterdam server	3.884,00 €	commitment
VPN-connection Skiffy France to Amsterdam server	1.908,00 €	commitment
Migration Dbase Skiffy France to Amsterdam server	3.884,00 €	commitment
Conversion UNIX and NT to new servers+licences	34.649,00 €	commitment
Article description per language	833,00 €	commitment
Optimalisation MICOS lists	856,00 €	commitment
EPG dump	2.208,00 €	commitment
Infrastructure	3.608,00 €	commitment
List ageing stock	1.680,00 €	commitment
List ageing customers	1.344,00 €	commitment
List ageing debtors	1.680,00 €	commitment
List comparison costprice	1.680,00 €	commitment
List reminders debtors	1.680,00 €	commitment
Upgrade to version 5,1 MICOS	16.500,00 €	
ODBC-connection, graphic layout MICOS	9.500,00 €	
Miscellanious	3.500,00 €	
	90.250,00 €	

Schedule 7
Escrow Agreement

SCHEDULE 7

Escrow Agreement

DE BRAUW
BLACKSTONE
WESTBROEK

ESCROW AGREEMENT

between

IWP INTERNATIONAL B.V.
IWP (UK) HOLDINGS PLC

and

BUNZL B.V.

and

DE BRAUW BLACKSTONE WESTBROEK N.V.

in connection with the sale and purchase of all shares in the capital of Johan Pützfeld Industrie- en Handelscompagnie B.V., Skiffy UK Limited and IWP International S.A.

DRAFT Dated 6 February 2004

DE BRAUW
BLACKSTONE
WESTBROEK

ESCROW AGREEMENT

THE UNDERSIGNED:

1. **IWP INTERNATIONAL B.V.**, a private company with limited liability, incorporated under the laws of The Netherlands, having its statutory seat in Vlijmen, The Netherlands;

2. **IWP (UK) HOLDINGS PLC**, a public company with limited liability, incorporated under the laws of England and Wales with registration number 02350078, having its registered office in Sunbury on Thames, United Kingdom ("**IWP UK**");

   (parties under 1 and 2 above to be referred to collectively as the "**Sellers**" and individually as a "**Seller**"),

3. **BUNZL B.V.**, a private company with limited liability, incorporated under the laws of The Netherlands, having its statutory seat in Amsterdam, The Netherlands, (the "**Purchaser**"),

and

4. **DE BRAUW BLACKSTONE WESTBROEK N.V.**, a limited liability company, incorporated under the laws of The Netherlands, having its statutory seat in The Hague and address at Amsterdam, The Netherlands, ("**De Brauw**"),

WHEREAS:

a. Pursuant to an agreement dated 6 February 2004 (the "**Purchase Agreement**") the Sellers have sold the Shares (all capitalised terms, except as otherwise set out herein, have the meaning as referred to in the Purchase Agreement) to the Purchaser against payment of the Purchase Price. In accordance with the Purchase Agreement, payment of the Purchase Price shall occur through the Third Party Bank Account.

b. In accordance with Clause 3.4 of the Purchase Agreement, part of the Purchase Price, referred to in the Purchase Agreement as the Escrow Amount (being the aggregate of an amount of EUR 200,000 (the "**Escrow Amount no. 1**") and an amount of EUR 300,000 (the "**Escrow Amount no. 2**")), shall be held in escrow by De Brauw.

c. The purpose of the Escrow Amount no. 1 is to secure fulfilment of Sellers' potential payment obligations under Clauses 7.6, 7.7(b), 7.8, 7.9, 7.11 and 7.12 of the Purchase Agreement. The

purpose of the Escrow Amount no. 2 is to secure fulfilment of Sellers' potential payment obligations under Clauses 8 and 9 of the Purchase Agreement.

d. The Escrow Amount shall be held in escrow by De Brauw, and shall only be released by De Brauw to the Sellers or, as the case may be, to the Purchaser, in accordance with the terms of this agreement.

IT IS AGREED AS FOLLOWS:

Clause 1 - Escrow

1.1 Purchaser and Sellers hereby appoint De Brauw as their escrow agent hereunder and De Brauw accepts such appointment as of the receipt of the Escrow Amount in its Third Party Bank Account.

1.2 Purchaser confirms to Sellers that it shall, in accordance with Clause 3.2 of the Purchase Agreement, as part of the payment of the Purchase Price, transfer the Escrow Amount to the Third Party Bank Account (being an account with ABN AMRO Bank N.V. in Rotterdam with account number 50.34.36.720. and SWIFT-code ABN ANL 2R and IBAN code NL 35 ABNA 0503 4367 20).

1.3 De Brauw shall ensure that (i) the Escrow Amount no. 1, including any increases and decreases pursuant to this agreement and accrued interest (the "**Escrow Balance no. 1**") and (ii) the Escrow Amount no. 2, including any increases and decreases pursuant to this agreement and accrued interest (the "**Escrow Balance no. 2**", and together with the Escrow Balance no. 1 hereinafter referred to as the "**Escrow Balance**") are and shall remain separate from De Brauw's own assets in accordance with statutory requirements applicable to civil-law notaries.

Clause 2 - Interest and deposits

2.1 To the extent allowed and if so requested by Sellers and Purchaser, De Brauw shall place the Escrow Balance no. 1 and the Escrow Balance no. 2 in an interest-bearing account or on Euro deposit at a bank in the Netherlands, provided however that any amount thus placed in a bank account or on deposit must be able to be withdrawn or released without any penalty or other fee at no more than one month's notice.

2.2 De Brauw is under no obligation to notify Sellers and/or Purchaser of any change made by a bank to the conditions for maintaining an account or deposit with such bank.

Clause 3 - Claims Purchaser and Seller

The Purchaser and Sellers each have a conditional claim against De Brauw for payment from the Escrow Balance, as set out in clause 4. Purchaser and Sellers have no other claims against De Brauw for payment from the Escrow Balance and have no further or other rights in respect of the Escrow Balance and the bank account(s) and deposit(s) in which it is held than those expressly provided for in this agreement.

Clause 4 - Payments from the Escrow Balance

4.1 For the purpose of this clause 4:

a. "**Proof of Insolvency**" shall mean: (i) an extract from a register of bankruptcies as referred to in Section 19 of the Bankruptcy Act (*Faillissementswet*) showing that a Seller has been declared bankrupt, (ii) an extract from a register of suspensions of payments as referred to in Section 222a of the Bankruptcy Act showing that a Seller has been granted suspension of payments on a temporary basis or otherwise, which has not been withdrawn or otherwise ended upon expiry of six months from the granting thereof, or (iii) in respect of IWP UK, a certificate certified by Purchaser's solicitors confirming that a search at Companies House against IWP UK shows that IWP UK is in liquidation, administration or receivership or that it is in a company voluntary arrangement or a scheme of arrangement or that it has been dissolved;

b. "**Title to Enforcement**" shall mean: a copy of a final arbitral award issued by the arbitral panel referred to in Clause 22.2 of the Purchase Agreement.

4.2 De Brauw shall pay Purchaser from the Escrow Balance no. 1 upon fulfilment of, and in accordance with, any of the following conditions:

a. submission by Purchaser to De Brauw of a written instruction letter, together with evidence that a copy thereof was sent to Sellers, stating (i) the date on which both the Net Operating Assets Statement and the Indebtedness Statement have become final (whether as a result of agreement between Sellers and Purchaser and/or as a result of the determination by the Independent Accountant) and (ii) the amounts to be paid to Purchaser, if any, from the Escrow Balance no. 1 in accordance with Clauses 7.6, 7.7(b), 7.8, 7.9, 7.11 and/or 7.12 of the Purchase Agreement, in which event De Brauw shall pay to Purchaser such amounts from the Escrow Balance no. 1;

b. submission by Purchaser to De Brauw of a Title to Enforcement in respect of the provisions of Clause 7 of the Purchase Agreement not being complied with, in which event De Brauw shall pay to Purchaser from the Escrow Balance no. 1 the amount shown by the Title to Enforcement to be payable by Sellers to Purchaser in connection with Clauses 7.6, 7.7(b), 7.8, 7.9, 7.11 and/or 7.12 of the Purchase Agreement;

c. submission by Purchaser to De Brauw of a Proof of Insolvency and a written request for payment, in which event De Brauw shall pay to Purchaser from the Escrow Balance no. 1 the amount shown by the request as being payable by Sellers to Purchaser in accordance with Clauses 7.6, 7.7(b), 7.8, 7.9, 7.11 and/or 7.12 of the Purchase Agreement.

4.3 De Brauw shall pay Purchaser from the Escrow Balance no. 2 upon fulfilment of, and in accordance with, any of the following conditions:

a. submission by Purchaser to De Brauw of a Title to Enforcement in connection with a breach of the Warranties pursuant to Clause 8 of the Purchase Agreement or a claim in respect of any of the indemnities in Clause 9 of the Purchase Agreement, in which event De Brauw shall pay to Purchaser from the Escrow Balance no. 2 the amount shown by the Title to Enforcement to be payable by Sellers to Purchaser;

b. submission by Purchaser to De Brauw of a Proof of Insolvency and a written request for payment, in which event De Brauw shall pay to Purchaser from the Escrow Balance no. 2 the amount shown by the request as being payable by Sellers to Purchaser in accordance with Clause 8 or 9 of the Purchase Agreement.

4.4 Purchaser's claim for payment from the Escrow Balance is limited in the following manner:

a. Purchaser's claim for payment shall be limited to the amount of the Escrow Balance no. 1 or Escrow Balance no. 2, as the case may be, at the time of the payment; and

b. Purchaser's claim for payment from the Escrow Balance no. 2 shall lapse to the extent that Purchaser has failed to make its payment request or requests referred to in clause 4.3 above within the period ending on [*date to be inserted falling 12 months after the Completion Date*] (the "**Guarantee Period**"), unless prior to such date Purchaser has notified De Brauw in writing, with a copy to Sellers, of a claim under Clause 8 or 9 of the Purchase Agreement. In the latter case, the Guarantee Period shall expire sixty (60) days

Agreement rules on Purchaser's claim. If, however, Purchaser submits to De Brauw within that period a request to a court to enforce the arbitral award, the extended Guarantee Period shall expire one hundred (100) days after a decision on the request was given by virtue of a final and conclusive judgement.

4.5 De Brauw shall pay Sellers from the Escrow Balance upon fulfilment of, and in accordance with, any of the following conditions:

a. in respect of Escrow Balance no. 1: Purchaser having submitted a written instruction letter to De Brauw in accordance with clause 4.2(a) to pay out the amounts set forth in such letter to Purchaser, in which event De Brauw shall pay an amount equal to the Escrow Balance no. 1 less the amounts payable or paid to Purchaser, to Sellers;

b. in respect of Escrow Balance no. 2: Sellers having requested payment of the Escrow Balance no. 2 after the Guarantee Period (as extended, as the case may be) has expired, in which event De Brauw shall pay the Escrow Balance no. 2 to Sellers.

4.6 De Brauw shall furthermore pay Purchaser and Sellers on and in accordance with the joint request of Purchaser and Sellers.

4.7 Without prejudice to clause 4.8 of this agreement, De Brauw may only refrain from making a payment as required by this clause 4:

a. if the relevant payment request has not been made in accordance with this clause;

b. to the extent that the Escrow Balance no.1 or Escrow Balance no. 2, as the case may be, has been placed on deposit and cannot be withdrawn freely.

In particular, De Brauw may not verify whether the request was made on good grounds. De Brauw is, however, at all times entitled to demand reconfirmation or more precise notices from Purchaser or Sellers if De Brauw has reason to believe that a notice is unclear or not given or made in accordance with this agreement.

4.8. All payments under this clause shall be made by way of transfer to such bank account in the Netherlands as most recently notified in writing to De Brauw by the entitled party, such notification to be effected in time before payment. Any bank charges relating to such payment shall be for the account of the party entitled to the payment.

Clause 5 - Other acts in respect of the Escrow Balance

5.1. De Brauw shall perform no other acts in respect of the Escrow Balance than those which it is obliged to perform under this agreement.

5.2. Sellers and Purchaser shall take no legal action, including any garnishee proceedings against De Brauw and the bank or banks at which the Escrow Balance is held, which will or may impede De Brauw's performance of its obligations under this agreement.

5.3. De Brauw may resign and be discharged from its duties or obligations under this agreement by giving at least 30 days prior written notice of such resignation to the other parties hereto, provided that such resignation and discharge shall only be effective upon a successor escrow agent having been jointly appointed by Sellers and Purchaser, which appointment shall not be unreasonably delayed or opposed by the parties.

5.4. Prior to the date of replacement of De Brauw as escrow agent, De Brauw shall transfer the Escrow Balance to such account as shall be directed by Sellers and Purchaser jointly.

Clause 6 - Costs

6.1. Sellers, on the one hand, and Purchaser, on the other hand, shall each pay to De Brauw half of the fee for the escrow, being a fixed fee of in total EUR 2,000 (excluding VAT) per annum, which fee shall be charged by De Brauw each year in advance. The fee for the first year shall be charged to Sellers and Purchaser, in accordance with the foregoing, immediately after the execution of this agreement.

6.2. Unless this agreement provides otherwise, all costs which Sellers or Purchaser have incurred or must incur in preparing, concluding or performing this agreement are for their own account.

Clause 7 - Binding effect and completeness; amendment

7.1. This agreement shall not have any legal effect until each party has validly executed this agreement.

7.2. If part of this agreement is or becomes invalid or non-binding, the parties shall remain bound to the remaining part. The parties shall replace the invalid or non-binding part by provisions which are valid and binding and the effect of which, given the contents and purpose of this agreement, is, to the greatest extent possible, similar to that of the invalid or non-binding part.

7.3. This agreement may not be dissolved or rescinded in whole or in part. The mistaken party shall bear the risk of any mistake made in creating this agreement.

7.4. This agreement contains the entire agreement of the parties in relation to its subject matter.

7.5. This agreement may only be amended or supplemented in writing.

7.6. With reference to the Rules of Professional Conduct (*Verordening beroeps- en gedragsregels)* of the Royal Dutch Organisation of Civil Law Notaries (*Koninklijke Notariële Beroepsorganisatie*) all parties expressly agree that (i) De Brauw Blackstone Westbroek N.V. acts as counsel to the Purchaser in connection with, or acts as counsel for or on behalf of the Purchaser in the event of any dispute relating to, this agreement or any related agreement, and that (ii) a civil-law notary (*notaris*) of De Brauw Blackstone Westbroek N.V. executes deeds connected with this agreement or any related agreement.

Clause 8 - Disclosure

The parties shall not disclose this agreement to any third party, except where disclosure is required (i) pursuant to any statutory provision, the rules of any officially recognised exchange, the 2000 Merger Code (*SER-besluit Fusiegedragsregels 2000*) or a binding decision of a court or another government authority, (ii) to vest the full benefit of this agreement in any permitted assignee or (iii) for the purpose of any judicial or arbitral proceedings arising out of this agreement or any related agreement.

Clause 9 - Assignment of rights and obligations

9.1. The parties may not assign, pledge or otherwise transfer the benefit of any rights and/or obligations under this agreement to a third party without the prior written consent of the other parties.

9.2. Notwithstanding clause 9.1, if the Purchaser or a successive person who is entitled to payments from the Escrow Balance assigns its right to payment under the Purchase Agreement in whole or in part, it shall, in relation to the assigned part, be substituted by the assignee as the person entitled to those payments. The substitution shall take effect as soon as the assignor has given written notice of the assignment to De Brauw.

Clause 10 - Notices; place of residence

10.1. Notices and other statements in connection with this agreement may only be given by writ, letter sent by regular or other mail or courier, or by telefax, and at the recipient's place of residence as set out in clause 10.2. or at such other place of residence as the recipient may notify to the other parties from time to time. Each statement must be in the English language. A statement which does not comply with this clause shall have no effect, except that writs may be served at a place of residence of the recipient which is different from the nominated place of residence.

10.2. For all matters relating to this agreement, each party nominates the address referred to below as

its place of residence:

the Sellers

address:	19 Fitzwilliam Square
postal code and town:	Dublin 2
country:	Ireland
for the attention of:	Mr Paul O'Brien
telefax:	+353 1 6787735

the Purchaser

address:	110 Park Street
postal code and town:	London W1K 6NX
country:	United Kingdom
for the attention of:	the company's secretary
telefax:	+44 20 74952527

De Brauw

adress:	Tripolis 300, Burgerweeshuispad 301
postal code and town:	1076 HR Amsterdam
country:	The Netherlands
for the attention of:	Mr Jean Schoonbrood
telefax:	+31 20 5 771775
telephone:	+31 20 5 771771

Clause 11 - Governing law; competent court

11.1. This agreement shall be governed exclusively by Dutch law.

11.2. Between the Purchaser and the Sellers on the one hand and De Brauw on the other hand the general conditions of De Brauw shall apply. The Purchaser and the Sellers hereby declare that they have each received a copy of the general conditions.

11.3. All disputes arising in connection with this agreement, including disputes concerning the existence and validity thereof, shall be resolved by the competent court in The Hague.

IN EVIDENCE WHEREOF:

this agreement was signed in triplicate in the manner set out below.

DE BRAUW
BLACKSTONE
WESTBROEK

____

IWP INTERNATIONAL B.V.

By: [•]

Title: [•]

Date: [•][February] 2004

____

IWP (UK) HOLDINGS PLC

By: [•]

Title: [•]

Date: [•][February] 2004

____

BUNZL B.V.

By: [•]

Title: [•]

Date: [•][February] 2004

____

DE BRAUW BLACKSTONE WESTBROEK N.V.

By: [•]

Title: [•]

Date: [•] [February] 2004

Algemene Voorwaarden

De Brauw Blackstone Westbroek N.V. ("De Brauw") is een naamloze vennootschap die zich ten doel stelt om de praktijk van advocaat en procureur, het ambt van notaris en het beroep van belastingadviseur uit te oefenen, een en ander in de meest ruime zin. Bij die uitoefening laat De Brauw zich bijstaan door personen die door haar bij de uitvoering van de opdrachten van haar cliënten worden ingeschakeld.

Alle opdrachten van cliënten beschouwt De Brauw als uitsluitend aan haar gegeven, ook indien het de uitdrukkelijke of stilzwijgende bedoeling is dat een opdracht door een bepaalde persoon zal worden uitgevoerd. De werking van artikel 7:404 Burgerlijk Wetboek, dat voor het laatstgenoemde geval een regeling geeft, en de werking van artikel 7:407 lid 2, dat een hoofdelijke aansprakelijkheid vestigt voor de gevallen waarin aan twee of meer personen een opdracht is gegeven, worden uitgesloten.

Indien bij de uitvoering van een opdracht van een cliënt zich onverhoopt een gebeurtenis voordoet, die tot aansprakelijkheid leidt, zal die aansprakelijkheid beperkt zijn tot het bedrag of de bedragen waarop de door De Brauw afgesloten beroepsaansprakelijkheidsverzekering aanspraak geeft met inbegrip van het eigen risico dat De Brauw in verband met die verzekering draagt. Onder een gebeurtenis als bedoeld in de vorige zin wordt ook een nalaten begrepen.

Indien door of in verband met de uitvoering van een opdracht van een cliënt of anderszins schade aan personen of zaken wordt toegebracht, waarvoor De Brauw aansprakelijk is, zal die aansprakelijkheid beperkt zijn tot het bedrag of de bedragen, waarop de door De Brauw afgesloten algemene aansprakelijkheidsverzekering (AVB) aanspraak geeft met inbegrip van het eigen risico dat De Brauw in verband met die verzekering draagt.

Het is mogelijk dat personen die in verband met de uitvoering van een opdracht van een cliënt worden ingeschakeld, hun aansprakelijkheid in verband daarmee willen beperken. De Brauw gaat ervan uit, en bedingt zo nodig bij deze, dat alle haar gegeven opdrachten van cliënten de bevoegdheid inhouden om een dergelijke aansprakelijkheidsbeperking mede namens die cliënten te aanvaarden.

Indien de uitvoering van een opdracht van een cliënt met zich brengt dat een persoon wordt ingeschakeld, die buiten Nederland is gevestigd, die niet met De Brauw is verbonden en evenmin deel uitmaakt van een door De Brauw aangegaan samenwerkingsverband, wordt ingeschakeld om werkzaamheden in het kader van de gegeven opdracht te verrichten, zal De Brauw niet aansprakelijk zijn voor fouten die door deze persoon onverhoopt mochten worden gemaakt.

Op de rechtsverhouding tussen De Brauw en haar cliënten zal Nederlands recht van toepassing zijn. Alleen de Nederlandse rechter zal bevoegd zijn van enig geschil dat tussen De Brauw en een cliënt mocht ontstaan, kennis te nemen.

Niet alleen De Brauw, maar ook alle personen die bij de uitvoering van enige opdracht van een cliënt zijn ingeschakeld, kunnen op deze algemene voorwaarden een beroep doen. Hetzelfde zal gelden voor vroegere medewerkers met inbegrip van hun eventuele erfgenamen, indien zij aansprakelijk worden gehouden nadat zij het kantoor van De Brauw hebben verlaten.

Deze algemene voorwaarden zijn ook van toepassing op aanvullende opdrachten en vervolgopdrachten van cliënten. Zij zijn in de Nederlandse en de Engelse taal gesteld. Ingeval van geschil over inhoud of strekking van deze voorwaarden zal de Nederlandse tekst bindend zijn.

De Brauw Blackstone Westbroek N.V. is gevestigd in Den Haag en ingeschreven in het handelsregister onder nr. 27171912.

General Conditions

De Brauw Blackstone Westbroek N.V. ("De Brauw") is a limited liability company whose purpose it is to conduct the practice of attorney, civil law notary and tax consultant, in the broadest sense of the word. This practice is also conducted through persons, who are engaged by De Brauw in the performance of the assignments of its clients.

All client assignments are considered by De Brauw to have been given to it as an organisation, even if it is the express or implicit intent that an assignment will be performed by a specific person. The operation of article 7:404 of the Dutch Civil Code, which addresses the last mentioned case, and the operation of article 7:407 paragraph 2, which creates a joint or several liability in those cases in which an assignment is given to two

assignment of a client, an event occurs which leads to liability, then such liability will be limited to the amount or amounts, to which th professional liability insurance taken out by D Brauw provides coverage including the deductible which De Brauw carries in connection with such insurance. Such event includes a failure to act.

If, by or in connection with the performance o an assignment of a client or otherwise, damage is caused to persons or property, for which De Brauw is liable, then the liability wil be limited to the amount or amounts, to which the third party indemnity insurance taken out by De Brauw provides coverage including the deductible which De Brauw carries in connection with the insurance.

It is possible that persons engaged in connection with the performance of an assignment of a client may wish to limit their liability in connection therewith. De Brauw proceeds from the assumption and stipulates hereby that all assignments given to it by clients include the authority to accept such a limitation of liability also on behalf of those clients.

If the performance of an assignment of a clien entails the engagement of a person residing outside the Netherlands, who has no connection to De Brauw and is not involved in a co-operation entered into by De Brauw, De Brauw shall not be liable for failures of such person in connection with its services in the context of the performance of the assignment

The relationship between De Brauw and its clients will be governed by Dutch law. Only the courts of the Netherlands will have jurisdiction over any dispute which may arise between De Brauw and a client.

Not only De Brauw, but also all those who are involved in the performance of any assignment of a client, can invoke these General Conditions. The same applies to former associates including their respective heirs, if they are held liable after they have terminated their practice with De Brauw.

These General Conditions are also applicable to supplemental and further assignments of clients. They are available in the Dutch and English language. In the case of any discrepancy as to the contents and purport of these conditions, the Dutch text will prevail.

De Brauw Blackstone Westbroek N.V. The

Schedule 8
Sellers' Group financing arrangements

SCHEDULE 8

Guarantees to be replaced

Summary of Financial Releases required for Disposal of Skiffy Group

Facility/Loan

1. 7.73% Guaranteed Senior Notes due 30 May 2007 of IWP (UK) Holdings plc

2. 7.55% Guaranteed Senior Notes due 18 December 2007 of IWP Finance Limited

3. Guarantees with RBS and Ulster Bank re SWAP's on the above Senior Notes between IWP and Subsidiaries and RBS

4. Multicurrency Revolving Credit Facility dated 30 July 2003 between IWP and Subsidiaries and Barclays Bank plc

5. Multicurrency Revolving Credit Facility dated 1 June 1999 between IWP and Subsidiaries and AIB plc

6. Guarantee relating to Overdraft Facility between IWP and Subsidiaries and Barclays Bank plc

7. Guarantee relating to Overdraft Facility between IWP and Subsidiaries and ING Bank

Powers of Attorney Purchaser

BUNZL PLC

MINUTES of a Meeting of a Committee of the Board of Directors held at 110 Park Street, London W1K 6NX on 27 January 2004

Present:	D M Williams	(Chairman)
	A J Habgood	

Re: Acquisition of Skiffy Group

THERE WAS PRODUCED to the meeting a copy of a draft agreement proposed to be entered into between IWP International BV, IWP (UK) Holdings PLC, IWP International PLC, Bunzl BV and the Company relating to the proposed acquisition by Bunzl BV of Johan Pützfeld Industrie En Handelscompagnie BV, Skiffy UK Limited and IWP International SA and, where applicable, their subsidiaries ("the Agreement").

IT WAS NOTED that the Company was a party to the Agreement in order to guarantee the obligations of its wholly owned subsidiary, Bunzl BV.

After due consideration **IT WAS RESOLVED** that it was in the best interest of the Company to enter into the Agreement and that either Mr Paul Husscy and/or Mr Steve Dryden (acting jointly or individually as may be required) be authorised to approve any amendments to the Agreement and execute the Agreement on behalf of the Company and to agree and enter into on behalf of the Company any ancillary documents relating to the Agreement in order to give effect to the transaction contemplated by the Agreement.

Chairman

CERTIFIED A TRUE COPY
P. N. HUSSEY
Solicitor
BUNZL plc
Date 30/1/04

DE BRAUW
BLACKSTONE
WESTBROEK

POWER OF ATTORNEY
(Bunzl B.V.)

The undersigned:

name	: Bunzl B.V.
legal form	: private company with limited liability
country of incorporation	: The Netherlands
corporate seat/registered office	: Amsterdam
address	: Rondebeltweg 82
city and postal code	: Almere, 1329 BG
country	: The Netherlands

(the "**Principal**"),

represented by its managing director-natural persons:

last name	: Hughes
first names	: Brian Leslie
address	: Hyde Heath "CULZEAN"
city and postal code	: Amersham Bucks, HP6 5RW
country	: United Kingdom
city and country of birth	: London, United Kingdom
date of birth	: 25 March 1951
nationality	: English
country, type and number of identification document	: ______________________

last name	: van de Kerkhof
first names	: Mark Jan
address	: Van Nesstraat 59
city and postal code	: Haarlem, 2024 DL
country	: The Netherlands
city and country of birth	: Eindhoven, The Netherlands
date of birth	: 8 October 1966
nationality	: Dutch
country, type and number of identification document	: The Netherlands, passport M10597375

DE BRAUW
BLACKSTONE
WESTBROEK

Hereby grants the following power of attorney:

1. A power of attorney is granted to each of (i) Paul Hussey (**"Mr Hussey"**) residing at 8 Abinger Road, London, England, born in Woking, England, on 11 January 1959 and (ii) Steve Dryden (**"Mr Dryden"**), residing at 1 Claydon Grove, Warwick, England, born in Newcastle, England, on 19 March 1968, for the individual performance in the Principal's name of the following acts:

   a. to sign the sale and purchase agreement between IWP International B.V. and IWP (UK) Holdings PLC (as Sellers), IWP International PLC (as Guarantor), Bunzl B.V. (as Purchaser) and Bunzl PLC (as Guarantor) in relation to all the shares in the capital of Johan Pützfeld Industrie- en Handelscompagnie B.V., Skiffy UK Limited and IWP International S.A.; and

   b. any other acts which, in the opinion of Mr Hussey or Mr Dryden, are necessary or desirable in connection with the above.

2. A power of attorney is granted to each lawyer and paralegal working with De Brauw Blackstone Westbroek (**"De Brauw"**) (each an **"Authorised Person"**) for the individual performance in the Principal's name of the following acts:

   a. the acceptance of 273 shares in the share capital of Johan Pützfeld Industrie- en Handelscompagnie B.V., with corporate seat in Amsterdam, from IWP International B.V. in accordance with the draft deed of transfer of shares drawn up by DBBW;

   b. the payment to IWP International B.V. and IWP (UK) Holdings PLC, against receipt, of the purchase price referred to in the sale and purchase agreement under paragraph 1a; and

   c. all other acts which may be necessary in connection with the above.

3. This power of attorney may be revoked only in writing.

4. In performing acts pursuant to this power of attorney, each Authorised Person may act pursuant to a power of attorney granted by one or more other persons involved in the acts referred to in paragraph 2.

5. The liability of De Brauw and the Authorised Persons for any damage suffered by the Principal as a result of any action or lack of action by De Brauw or an Authorised Person when making use of, or otherwise in

connection with, this power of attorney shall be limited to the extent it concerns the Authorised Person and to the amount or amounts to which the professional liability insurance taken out by De Brauw provides coverage including the deductible which De Brauw carries in connection with such insurance. The preceding sentence shall not apply to the extent that the damage is caused by the intentional or deliberately reckless conduct of the Authorised Person. The Principal shall indemnify each Authorised Person against any claim made by any third party in connection with this power of attorney or in connection with acts performed by an Authorised Person in the Principal's name under this power of attorney. The indemnity shall also relate to any damage or costs incurred by the Authorised Person in connection with such claim.

6. The relationship between the Principal and the Authorised Persons arising from this power of attorney shall be governed exclusively by Dutch law.

In evidence whereof:

this power of attorney was signed in the manner set out below.

____

Bunzl B.V.
By: B.L. Hughes
Title: managing director
Date: ______________

____

Bunzl B.V.
By: M.J. van de Kerkhof
Title: managing director
Date: 27th of January 2004


BUNZL

Geldig voor/Valid for/Valable pour
Alle landen/All countries/Tous les pays

Handtekening van de houder/Holder's signature/Signature du titulaire

KONINKRIJK DER NEDERLANDEN

PASPOORT

NLD M10597375

van de Kerkhof



Mark Jan

NEDERLANDSE 11 JAN/JAN 2001

09 OKT/OCT 1966 11 JAN/JAN 2006

Eindhoven M 1,84 m

Haarlem 165728140

Burg. van Haarlem

[illegible]MARK<JAN<<<<<<<<<<<<<<<

[illegible]<<<<<<<<<<<<<<<<00

DE BRAUW
BLACKSTONE
WESTBROEK

POWER OF ATTORNEY
(Bunzl B.V.)

The undersigned:

name	: Bunzl B.V.
legal form	: private company with limited liability
country of incorporation	: The Netherlands
corporate seat/registered office	: Amsterdam
address	: Rondebeltweg 82
city and postal code	: Almere, 1329 BG
country	: The Netherlands

(the "**Principal**"),

represented by its managing director-natural persons:

last name	: Hughes
first names	: Brian Leslie
address	: Hyde Heath "CULZEAN"
city and postal code	: Amersham Bucks, HP6 5RW
country	: United Kingdom
city and country of birth	: London, United Kingdom
date of birth	: 25 March 1951
nationality	: English
country, type and number of identification document	: UNITED KINGDOM PASSPORT NO. 302309023

last name	: van de Kerkhof
first names	: Mark Jan
address	: Van Nesstraat 59
city and postal code	: Haarlem, 2024 DL
country	: The Netherlands
city and country of birth	: Eindhoven, The Netherlands
date of birth	: 8 October 1966
nationality	: Dutch
country, type and number of identification document	: ______________________

DE BRAUW
BLACKSTONE
WESTBROEK

Hereby grants the following power of attorney:

1. A power of attorney is granted to each of (i) Paul Hussey (**"Mr Hussey"**) residing at 8 Abinger Road, London, England, born in Woking, England, on 11 January 1959 and (ii) Steve Dryden (**"Mr Dryden"**), residing at 1 Claydon Grove, Warwick, England, born in Newcastle, England, on 19 March 1968, for the individual performance in the Principal's name of the following acts:

   a. to sign the sale and purchase agreement between IWP International B.V. and IWP (UK) Holdings PLC (as Sellers), IWP International PLC (as Guarantor), Bunzl B.V. (as Purchaser) and Bunzl PLC (as Guarantor) in relation to all the shares in the capital of Johan Pützfeld Industrie- en Handelscompagnie B.V., Skiffy UK Limited and IWP International S.A.; and

   b. any other acts which, in the opinion of Mr Hussey or Mr Dryden, are necessary or desirable in connection with the above.

2. A power of attorney is granted to each lawyer and paralegal working with De Brauw Blackstone Westbroek (**"De Brauw"**) (each an **"Authorised Person"**) for the individual performance in the Principal's name of the following acts:

   a. the acceptance of 273 shares in the share capital of Johan Pützfeld Industrie- en Handelscompagnie B.V., with corporate seat in Amsterdam, from IWP International B.V. in accordance with the draft deed of transfer of shares drawn up by DBBW;

   b. the payment to IWP International B.V. and IWP (UK) Holdings PLC, against receipt, of the purchase price referred to in the sale and purchase agreement under paragraph 1a; and

   c. all other acts which may be necessary in connection with the above.

3. This power of attorney may be revoked only in writing.

4. In performing acts pursuant to this power of attorney, each Authorised Person may act pursuant to a power of attorney granted by one or more other persons involved in the acts referred to in paragraph 2.

5. The liability of De Brauw and the Authorised Persons for any damage suffered by the Principal as a result of any action or lack of action by De Brauw or an Authorised Person when making use of, or otherwise in

connection with, this power of attorney shall be limited to the extent it concerns the Authorised Person and to the amount or amounts to which the professional liability insurance taken out by De Brauw provides coverage including the deductible which De Brauw carries in connection with such insurance. The preceding sentence shall not apply to the extent that the damage is caused by the intentional or deliberately reckless conduct of the Authorised Person. The Principal shall indemnify each Authorised Person against any claim made by any third party in connection with this power of attorney or in connection with acts performed by an Authorised Person in the Principal's name under this power of attorney. The indemnity shall also relate to any damage or costs incurred by the Authorised Person in connection with such claim.

6. The relationship between the Principal and the Authorised Persons arising from this power of attorney shall be governed exclusively by Dutch law.

In evidence whereof:

this power of attorney was signed in the manner set out below.

____

Bunzl B.V.
By: B.L. Hughes
Title: managing director
Date: 27th January 2004

____

Bunzl B.V.
By: M.J. van de Kerkhof
Title: managing director
Date: ______________

Powers of Attorney Sellers



19 Fitzwilliam Square,
Dublin 2, Ireland
Telephone: 353 1 6611958
Fax: 353 1 6611957

IWP International plc
("the Company")

We certify that the following extract is from the Minutes of a validly held Board Meeting of the Company at 19 Fitzwilliam Square, Dublin 2, on the 26th January 2004

1. Purpose of Meeting

The purpose of the meeting was to discuss a draft Sale and Purchase Agreement("the SPA") and authorise the signing of the agreed SPA and other related documents for the sale of the Skiffy Group. The SPA is between IWP International B.V and IWP (UK) Holdings PLC (together "the Sellers"), IWP International PLC (as Guarantor) and Bunzl B.V. ("the Purchaser") and Bunzl PLC (as Guarantor).

The Skiffy Group includes,

- Johan Putzfeld Industrie-En Handelscompagnie BV
- IWP International SA
- Skiffy France SA
- Acme SAS
- Skiffy Normteile GmbH
- Skiffy SA (Pty) Ltd

2. Sale of the Skiffy Group

- The current draft of the SPA setting out the terms and conditions of the sale was produced to the meeting,

- The details were outlined by the Chief Executive and the contents were carefully considered. The envisaged sale price is approximately €28.5m.

IT WAS RESOLVED that it was of commercial benefit and in the best interests of the Company to approve the sale of the Skiffy Group and that P O'Brien (Group Finance Director) or J M Murphy (Group Chief Executive) be authorised to finalise and approve the Sale and Purchase Agreement and related documents and sign each and all documents in connection with the sale.

I certify the above to be a true extract from
the Minutes of the Meeting
held on the 26th January 2004

J M Murphy
Chairman of Meeting

L Ring
Secretary of Meeting

Dated this day,26thJanuary 2004



IWP (UK) Holdings PLC
Unit C2 Dolphin Estate, Windmill Road, Sunbury-on- Thames, Middlesex TW16 7HE
Tel: +44 2089798156 Fax: +44 2089796602

IWP ((UK) Holdings plc
("the Company")

We certify that the following extract is from the Minutes of a validly held Board Meeting of the Company at 19 Fitzwilliam Square, Dublin 2, on the 26th January 2004

1. Purpose of Meeting

The purpose of the meeting was to discuss a draft Sale and Purchase Agreement("the SPA") and authorise the signing of the agreed SPA and other related documents for the sale of the Skiffy Group. The SPA is between IWP International B.V and IWP (UK) Holdings PLC (together "the Sellers"), IWP International PLC (as Guarantor) and Bunzl B.V. ("the Purchaser") and Bunzl PLC (as Guarantor).

The Skiffy Group includes,

- Johan Putzfeld Industrie-En Handelscompagnie BV
- IWP International SA
- Skiffy France SA
- Acme SAS
- Skiffy Normteile GmbH
- Skiffy SA (Pty) Ltd

2. Sale of the Skiffy Group

- The current draft of the SPA setting out the terms and conditions of the sale was produced to the meeting,
- The details were outlined by the Chief Executive and the contents were carefully considered. The envisaged sale price is approximately €28.5m.

IT WAS RESOLVED that it was of commercial benefit and in the best interests of the Company to approve the sale of the Skiffy Group and that P O'Brien (Group Finance Director) or J M Murphy (Group Chief Executive) be authorised to finalise and approve the Sale and Purchase Agreement and related documents and sign each and all documents in connection with the sale.

I certify the above to be a true extract from
the Minutes of the Meeting
held on the 26th January 2004

J M Murphy
Chairman of Meeting

L Ring
Secretary of Meeting

Dated this day,26thJanuary 2004

IWP INT PLC

POWER OF ATTORNEY

THE UNDERSIGNED:

Mr. Ronan Patrick Dowling (the "**Grantor**") born in Dublin, Ireland on 27 September 1968, residing at 12 Riverwood Court, Castleknock Dublin 15, Ireland, holder of a valid passport ~~[driving license]~~ number [R202852], hereby appoints:

Mr. Maciej Marunowski, born on 16 May 1964, residing at Bray, Ierland,

as its attorney-in-fact (the "**Attorney-in-Fact**") and hereby authorises, and grants full power of attorney to Attorney-in-Fact, acting individually:

1. to represent the Grantor in respect of the sale of all issued shares in the capital of Johan Pützfeld Industrie en Handelscompagnie B.V. and IWP International S.A. to Bunzl B.V. or an affiliate of Bunzl plc., such a purchase and sale agreement and any and all documents and other instruments ancillary thereto (the "**Documents**");

2. to negotiate the Documents and to propose and agree to any amendments of or supplements to the Documents which the Attorney-in-Fact in his absolute discretion shall deem appropriate or fit in connection with the Documents; and

3. to enter into, sign, execute and/or deliver on behalf of the Grantor the Documents;

4. to perform all such acts and things as the Attorney-in-Fact in his absolute discretion shall deem appropriate or fit in connection with the Documents and the transactions contemplated thereby; and

The Grantor hereby undertakes to ratify any and all acts and things done and purported to be done by the Attorney-in-Fact and its substitute under or in respect of this power of attorney.

This power of attorney is irrevocable and shall be valid until and including 7 February 2004 and shall be governed by the laws of The Netherlands.

IWP INT PLC

This power of attorney has been duly signed and executed on behalf of the Grantor on [6] February 2004.

by: Mr. R.P. Dowling
title: managing director IWP International B.V.

by: Mr. M. Marunowski

32

ÉIGEANDÁLAÍ **EMERGENCIES**

Is ceart don sealbhóir sonraí a thabhairt anseo thíos faoi ghaol nó cara a bhféadfar dul i dteagmháil leo i gcás timpiste do tharlú:

The holder should insert below particulars of a relative or friend who may be contacted in the event of accident:

(Is ceart don sealbhóir aon leasuithe a dhéanamh ar dhuille páipéir agus é sin a ghreamú den leathanach taobh)

(Any amendments should be made on a slip of paper which the holder should affix over the page)

Sloinne/Name/Nom

Seoladh/Address/Adresse

Teileafón/Telephone/Téléphone

Fuilghrúpa - (Le líonadh de rogha an tsealbhóra) Blood Group (To be completed if holder desires)

Fuilghrúpa/Blood Group.________ / Fachtóir Rhesus/Rhesus Factor ________

Tá 32 leathanach sa phas seo
This book contains 32 pages
Este pasaporte contiene 32 páginas
Dette pas består af 32 sider
Dieser Pass enthält 32 Seiten
Το διαβατήριο αυτό περιέχει 32 σελίδες
Ce passeport contient 32 pages
Il presente passaporto contiene 32 pagine
Dit paspoort bevat 32 bladzijden
Este passaporte contém 32 páginas
Tämä kirja sisältää 32 sivua
Passet innehåller 32 sidor

Pas Passport Passeport ÉIRE IRELAND

P IRL R202852

DOWLING

RONAN PATRICK

ÉIREANNACH/IRISH 27 MFÓ/SEP 1968

M BAILE ÁTHA CLIATH/DUBLIN

16 SA /NOV 01 16 SA /NOV 2011

Oifig na bPas, Baile Átha Cliath, Passport Office, Dublin

P<IRLDOWLING<<RONAN<PATRICK<<<<<<<<<<<<<<<<<

R202852 [illegible] <<<<<<<<<<<<<<0

POWER OF ATTORNEY

THE UNDERSIGNED:

Mr. Theodorus Johannes de Gier (the "**Grantor**"), born in 's Gravenhave, the Netherlands on 24 September 1937, residing at Beerzewijk 26, 3831 LD Leusden, holder of a valid passport number [M10129230], hereby appoints:

Mr. Paul O'Brien, born on 19 July 1967, residing at Ratoath, Co Meath, Ireland,

as its attorney-in-fact (the "**Attorney-in-Fact**") and hereby authorises, and grants full power of attorney to Attorney-in-Fact, acting individually:

1. to represent the Grantor in respect of the sale of all issued shares in the capital of Johan Pütztfeld Industrie en Handelscompagnie B.V. and IWP International S.A. to Bunzl B.V. or an affiliate of Bunzl plc., such a purchase and sale agreement and any and all documents and other instruments ancillary thereto (the "**Documents**");

2. to negotiate the Documents and to propose and agree to any amendments of or supplements to the Documents which the Attorney-in-Fact in his absolute discretion shall deem appropriate or fit in connection with the Documents; and

3. to enter into, sign, execute and/or deliver on behalf of the Grantor the Documents;

4. to perform all such acts and things as the Attorney-in-Fact in his absolute discretion shall deem appropriate or fit in connection with the Documents and the transactions contemplated thereby; and

The Grantor hereby undertakes to ratify any and all acts and things done and purported to be done by the Attorney-in-Fact and its substitute under or in respect of this power of attorney.

This power of attorney is irrevocable and shall be valid until and including 7 February 2004 and shall be governed by the laws of The Netherlands.

This power of attorney has been duly signed and executed on behalf of the Grantor on 6 February 2004

by: Mr. Th. J. de Gier
title: managing director IWP International B.V.

by: Mr. Paul O'Brien


Geldig voor/Valid for/Valable pour
Alle landen/All countries/Tous les pays
Handtekening van de houder/Holder's signature/Signature du titulaire (13)

paspoort KONINKRIJK DER NEDERLANDEN
kingdom of the netherlands royaume des pays-bas
PASSPORT PASSEPORT

P NLD M10129230

de Gier



Theodorus Joannes

NEDERLANDSE 18 SEP/SEP 2000

24 SEP/SEP 1937 18 SEP/SEP 2005

's-Gravenhage M 1,77

Amsterdam 053902300

Burg. van Amsterdam

P<NLDDE<GIER<<THEODORUS<JOANNES<<<<<<<<<<<<<

M101292302NLD3709245M0509189053902300<<<<<46

Board resolution Skiffy France
approving the transfer of shares


IWP
INTERNATIONAL
— BV —

Postbus 30, 5250 AA Vlijmen
Industriepark Vliedberg 12
5251 RG Vlijmen
Telephone : **31 – (0)73 – 5187 187
Telefax : **31 – (0)73 – 5187 188

IWP INTERNATIONAL B.V.
IR ELC Schiffstraat 250
754RD ENSCHEDE
PAYS BAS

URGENT

Par fax/ 00.33.38.78.91.40

Monsieur le Président du
Conseil d'Administration de la
Société IWP INTERNATIONAL S.A.
5, Allée des Foulons
67380 LINGOLSHEIM

Le 4 février 2004

Monsieur le Président,

En application de l'article 8 des statuts de la société IWP INTERNATIONAL S.A., j'ai l'honneur de soumettre à l'agrément du Conseil d'Administration de ladite société, la cession à
la société BUNZL BV, sise Ronde Beltweg 82 – NL-1329 BG Almere, immatriculée au RCS d'AMSTERDAM (PAYS BAS) sous le n° 33064293
de l'ensemble des actions que nous détenons.

A l'appui de la présente demande, je dépose l'attestation d'inscription en compte des actions dont la cession est projetée.


IWP
INTERNATIONAL
— B V —

Postbus 30, 5250 AA Vlijmen
Industriepark Vliedberg 12
5251 RG Vlijmen
Telephone : **31 – (0)73 – 5187 187
Telefax : **31 – (0)73 – 5187 188

Je vous serais obligé de me faire connaître la décision de votre Conseil urgemment.

Veuillez agréer, Monsieur le Président, l'expression de mes sentiments distingués.

Pour IWP B.V.
Mr Theodorus DE GIER

IWP INTERNATIONAL S.A.
Société Anonyme au capital de 150.000 €
Siège social : Parc d'activités des tanneries - 5 allée des foulons - 67380 LINGOLSHEIM
R.C.S. SATRASBOURG B 402 742 456

PROCES-VERBAL DE LA REUNION DU CONSEIL D'ADMINISTRATION DU 5 FEVRIER 2004

L'an deux mil quatre, le cinq février,

les Administrateurs de la Société IWP INTERNATIONAL SA se sont réunis en Conseil, au siège social de la société JOHAN PÜTZFELD BV, sise Transformatorweg 37 – NL – 1014 AJ AMSTERDAM (Hollande), sur convocation téléphonique du Président, du fait de l'urgence, en application de l'article 11 des statuts, en vue de délibérer sur l'ordre du jour suivant :

- Agrément d'une cession d'actions,

Assistent à cette réunion et ont émargé le registre des présences :

- Monsieur Theodorus DE GIER,
- Madame Jansje Louise VAN MALSEN

Le Conseil réunissant la présence effective de la moitié de ses membres peut valablement délibérer.

La séance est ouverte sous la présidence de Monsieur Theodorus DE GIER, en l'absence de Monsieur Patrick J. MORAN, Monsieur DE GIER étant nommé avec l'accord de la majorité des administrateurs en application de l'article 11 des statuts.

AGREMENT D'UNE CESSION D'ACTIONS

Le Président expose au Conseil que par une demande en date du 4 février 2004, IWP INTERNATIONAL B.V., a soumis à l'agrément la cession de l'ensemble des actions qu'elle détient dans la société au profit de la société BUNZL BV, sise Ronde Beltweg 82 – 1329 BG Almere (PAYS BAS), immatriculée au RCS d'Amsterdam (Pays-Bas) sous le n° 33064293.

Après en avoir délibéré, le Conseil décide à l'unanimité d'agréer la cession projetée.

Plus rien n'étant à l'ordre du jour, la séance est levée.

Il a été dressé le présent procès-verbal qui, après lecture, a été signé deux administrateurs en application de l'article 11 des statuts.

Monsieur Theodorus DE GIER

Madame Jansje Louise VAN MALSEN


Geldig voor/Valid for/Valable pour
Alle landen/All countries/Tous les pays

H[illegible]ening van de houder/Holder's signature/Signature du titulaire (13)

paspoort KONINKRIJK DER NEDERLANDEN
kingdom of the netherlands royaume des pays-bas
PASSPORT PASSEPORT

type: P
code: NLD
paspoortnr. / passport no. / no. passeport: M10116178

naam / surname / nom (1): van Malsen



voornamen / given names / prénoms (2): Jansje Louise

nationaliteit / nationality / nationalité (3): NEDERLANDSE

datum van afgifte / date of issue / date de délivrance (4): 07 NOV/NOV 2000

geboortedatum / date of birth / date de naissance (5): 11 JUN/JUN 1959

geldig tot / date of expiry / date d'expiration (6): 07 NOV/NOV 2005

geboorteplaats / place of birth / lieu de naissance (7): Amsterdam

geslacht / sex / sexe (8), lengte / height / taille (9): V/F 1.60 m

woonplaats / residence / domicile (10): Egmond ad Hoef

persoonsnummer / pers. no. / no. pers. (11): 096810427


Geldig voor/Valid for/Valable pour
Alle landen/All countries/Tous les pays
Handtekening van de houder/Holder's signature/Signature du titulaire (13)

paspoort KONINKRIJK DER NEDERLANDEN
kingdom of the netherlands royaume des pays-bas
PASSPORT PASSEPORT P NLD M10129230

de Gier

Theodorus Joannes

NEDERLANDSE 18 SEP/SEP 2000

24 SEP/SEP 1937 18 SEP/SEP 2005

's-Gravenhage M 1.77 m

Amsterdam 053902300

Burg. van Amsterdam

P<NLDDE<GIER<<THEODORUS<JOANNES<<<<<<<<<<<<

M101292302NLD3709245M0509189053902300<<<<<46

Employment contract Mr. De Gier

6 February 2004

PRIVATE
FOR THE ATTENTION OF THE ADDRESSEE ONLY

Mr T.J. de Gier
Beerzewijk 26
3831 LD LEUSDEN

Dear Mr de Gier

Further to our discussion I am pleased to confirm the following terms and conditions of your employment as Director of Johan Pützfeld Industrie- en Handelscompagnie B.V. (the "**Company**"). This contract will only take effect when the sale of the shares in the capital of the Company to Bunzl B.V. is completed. The following terms and conditions of employment replace all previous statements and agreements between you and the Company and/or any of its affiliates, excluding any bonus arrangements with IWP International plc including those referred to in the letter from IWP International plc to you dated 30 July 2003. Insofar as this contract sets aside your existing employment agreement with Skiffy Normteile GmbH, the undersigned is acting in its capacity as sole shareholder of Skiffy Normteile GmbH on behalf of Skiffy Normteile GmbH.

Position	Managing Director (*bestuurder*) of the Company and managing director of Skiffy U.K. Limited, IWP International B.V., Skiffy France S.A.S., ACME S.A.S., Skiffy Normteile GmbH and Skiffy SA (Pty) Ltd. You will perform and render such duties and services as are customarily performed and rendered by somebody holding such a position and that may be required from you consistent with the responsibilities and authority of your position.

You undertake, to the best of your ability, experience and talents, and to the reasonable satisfaction of the Board of Directors of the Company ("the Board"), to comply with the advice, directions, orders, policies, regulations and standards of the Company and the Board as promulgated from time to time and shall not directly or indirectly carry on any other business activities without the prior written consent of the Board which may be withheld in the Board's sole discretion.

You may be required in the course of your employment to be engaged in work on behalf of the Company or any member of the Bunzl Group (being Bunzl plc or any of its subsidiaries or affiliates) from time to time.

You will devote your entire work time, attention, knowledge, skills, energies and best efforts to the performance of your duties and services under the terms of your appointment and to the furtherance of the business and interests of the Company.

You will report to the Managing Director of Filtrona Protection and Finishing Products, a division of Filtrona International Limited.

Hours of Work

You will be required to work such hours as are necessary to discharge the duties and responsibilities of this position.

Salary

Your basic annual salary will be EUR 134,100,= (the figure includes holiday allowance and 13th month bonus). Salary is paid monthly by bank transfer and is subject to statutory deductions. Salary is deemed to accrue on a daily basis and is payable part in arrears and part in advance. Your basic annual salary referred to above replaces any remuneration which you are currently receiving or entitled to receive from Skiffy Normteile GmbH.

Your next salary review will be on 1 January 2005 and annually thereafter on 1 January. Any revision shall not be less than the existing rate prevailing prior to such review. Furthermore, your salary will be increased with the same index, if any, with which the salaries of the other employees in the Company are increased for e.g. inflation.

Location

This appointment will be based at Amsterdam.

Continuous Employment

Your continuous period of employment within the Company commenced on 1 February 1990.

Bonus Scheme

You will be eligible to participate in the Filtrona Group management bonus plan at a level commensurate with your responsibilities.

Under the current scheme this would provide 10% of your base salary for on target achievement. Full details will be provided to you at the relevant time. The Company reserves the right to alter the terms of any bonus scheme within its sole discretion.

Pension

In view of the fact that you are currently older than 65 years of age, the Company has no obligations or contingent liability in respect of future accrual of pension rights or pension contributions. Similarly the Company does not have any outstanding obligations or other liability (whether contingent or otherwise) with respect to accrual of pension rights or pension contributions in the past, including but not limited to the pension commitment and contributions referred to in the letters dated 5 July 1990 and January 1993.

Vehicle

You will be eligible for a car in accordance with the Company car policy and commensurate with your job responsibilities. Selection is subject to authorisation by the Managing Director of Filtrona Protection and Finishing Products. Such vehicle is fully expensed by the Company for both business and private use, with the exception of any tax liability which will be for your account.

Until 31 December 2005, you will be entitled to maintain the use of your current vehicle (Mercedes C 320).

You are required to ensure that such vehicle is maintained in good roadworthy order and in a condition which reflects positively on the Company. Any accidents involving injury or damage to the vehicle, no matter how minor, must be reported to the Company at the earliest opportunity.

Whenever using a Company allocated vehicle you must be in possession of a valid driving licence.

Holiday

You are entitled to 29 working days holiday per year.

In addition you will be entitled to public holidays with pay as they occur.

The Company reserves the right to designate days of holiday over the Christmas period.

All holidays must be approved in advance by the Managing Director of Filtrona Protection and Finishing Products.

Holiday Pay

The holiday year runs from 1 January to 31 December.

If, at the date of termination of employment, holiday has been taken in excess of entitlement, it is agreed that the Company may deduct an amount in respect of each excess day taken at the prevailing daily rate. Prevailing daily rate is calculated as 1/260th of your annual basic salary.

Expenses

You will be entitled to be reimbursed for all reasonable out of pocket expenses which you have properly incurred in accordance with generally applicable policies, regulations and standards of the Company and the Board in performing and rendering duties and services under the terms of your employment. Such reimbursement shall also be subject to compliance with procedures established by the Company for maintaining records and receipts reflecting the expenses incurred and reporting such information as the Board may request from time to time regarding such expenses.

The Company will pay for a telephone line at your home for reasonable business use.

Sickness

Should you be unable to attend for work due to sickness or injury, the Company will pay 100% of the salary during the first 52 weeks of illness and 70% of the salary during the second year of illness up to the maximum daily wage.

Medical

The Company will contribute 50% of the premium of a medical insurance scheme to the benefit for you and your family.

Grievance and Disciplinary Procedure	In the event you are dissatisfied with any disciplinary decision relating to you or should you wish to raise any grievance relating to your employment you should apply in the first instance either orally or in writing to the Managing Director of Filtrona Protection and Finishing Products.
Data Protection Act	The Company will maintain a personal file relating to your employment. The information held on you, either in hard copy or on computer files, will include sensitive personal data as defined in the Dutch Data Protection Act (*Wet bescherming persoonsgegevens*). You hereby give explicit consent (as defined in the Act) to the processing of personal and personal sensitive data for normal employment purposes.
Health & Safety	You have particular responsibilities with regard to the management of health and safety of employees of the Company, and others who are affected by acts of the Company. In discharging these responsibilities you are required to ensure the adoption of safe methods of working and may not interfere with or misuse anything provided in the interests of health, safety and welfare.
Security of Information	You are responsible for security of sensitive information in accordance with the provisions set out in Attachment A.
Inventions and Patents	You have responsibilities in respect of inventions and patents which are detailed in Attachment A.
Restrictions upon Termination	Upon termination of your employment with the Company (for whatever reason) you are subject to certain restrictions which are detailed in Attachment A.
Business Standards	You are required to conduct yourself in a manner consistent with Bunzl plc's stated Business Standards, a copy of which is set out in Attachment B.

Notice

Subject to certain provisions as stated below, you will be entitled to receive 12 months' notice from the Company and are required to give 6 months' notice to the Company. Notice is to be in writing. From 1 January 2005 the notice period will be reduced each calendar month that has elapsed until the statutory notice period of 6 months is reached for the Company and 3 months for you.

It is the intention that before 30 June 2005 the Company will, after the necessary consultation, write to you informing you that your contract will terminate on 31 December 2005. Upon termination on 31 December 2005, provided that you will be working until that date, the Company will pay you a loyalty bonus of 6 months gross salary.

Since at the date of this agreement you are already past the normal retirement age, and provided the notice period referred to above is adhered to, you are not entitled to any severance pay upon termination of your employment.

As per the date of termination of your employment, you will also voluntary resign, without compensation, as managing director of Skiffy U.K. Limited, IWP International B.V., Skiffy France S.A.S., ACME S.A.S., Skiffy Normteile GmbH and Skiffy SA (Pty) Ltd.

During the whole or any part of any notice period the Company will be under no obligation to assign to you any duties or functions or to provide any work for you ("garden leave") and may at any time suspend ("suspension") you from the performance of any duties or exclude you from the premises of the Company. During any such period of garden leave or suspension you will remain an employee of the Company and may not undertake other paid employment, including self-employment, or services as a Director of, or under contract to, another Company.

Your employment may be terminated by either party giving notice in accordance with the above.

Upon termination of employment for any reason you will immediately return to the Company all papers, documents, computer stored information held on hard disk or floppy disk, books, accounts, drawings, credit cards, Company car, keys and other property belonging to or relating to the Company or any company in the Bunzl Group which are then in your possession and upon the Company's request immediately in writing resign any directorship or other office which you may hold in the Company or any other company in the Bunzl Group without compensation for loss of such directorship, and transfer any nominee or other shares beneficially owned by the Company or any such company in the Bunzl Group to such person or company as the Company shall nominate.

Applicable law

This agreement is construed under and shall be governed by the laws of the Netherlands.

I hope this covers all the salient points. If you have any queries then please do not hesitate to contact me for clarification. Alternatively, would you please sign and return the enclosed copy of this letter and the Attachments in confirmation of your acceptance of this position on the terms and conditions as set out above.

Yours sincerely

6/2/2004.

Paul O'Brien
On behalf of Johan Pützfeld Industrie- en Handelscompagnie B.V.

I confirm my acceptance of the terms and conditions as set out above.

Theodorus Joannes de Gier

06-02-04
Date

ATTACHMENT A

Preventing Disclosure of Sensitive Information

The relationship between Johan Pützfeld Industrie- en Handelscompagnie B.V. ("the Company") and its employees is founded on trust. In the course of employment by the Company, you may have access to Sensitive Information (as defined below) in order that you may carry out your duties. Disclosure of Sensitive Information to any customer or actual or potential competitor could place the Company at a serious competitive disadvantage and cause immeasurable financial and other damage to the business. It is therefore essential to ensure that Sensitive Information is identified and controls are applied to prevent unauthorised disclosure. For the purposes of this Attachment A, references to the Company are deemed to include the Company, Filtrona International Limited, its holding company, its subsidiaries and associated companies within the Bunzl Group from time to time.

Sensitive Information means all and any information (whether or not recorded in documentary form or on computer disk or tape) relating to the business methods, corporate plans, management systems, finances, maturing new business opportunities or research and development projects of the Company or relating to the marketing or sales of any past, present or future product or service of the Company including, without limitation, sales information and plans, market share and pricing statistics, marketing plans, market research reports, sales techniques, price lists, discount structures, advertising and promotional material, the names, addresses, telephone numbers and contact names of customers and potential customers of and suppliers and potential suppliers to the Company, the nature of their business operations, their requirements for any product or service sold to or purchased by the Company and all confidential aspects of their business relationship with the Company and any trade secrets, secret formulae, processes, inventions, designs, know-how, discoveries, technical information relating to the creation, production or supply of any past, present or future product or service of the Company. It will include any other information to which the Company shall attach an equivalent level of confidentiality or in respect of which it shall owe an obligation of confidentiality to any third party which:

- you shall acquire at any time during your employment by the Company but which does not form part of your personal skill and experience; and
- is not readily ascertainable to persons not connected with the Company either at all or without significant expenditure of labour, skill or money.

In order to safeguard the Company's interests you must not:

- at any time whether during or after the termination of your employment with the Company (unless expressly so authorised by the Company or as a necessary part of the performance of your duties with the Company) disclose to any person or other company or otherwise make use of any such Sensitive Information; or
- at any time make any copy, abstract, summary or précis of the whole or any part of any document or record, including computer program systems and software, except when required to do so in the course of your employment, in which event the copy, abstract, summary or précis shall be the property of the Company.

For the protection of such Sensitive Information you must:

a. ensure that any document originated or used by you and which contains Sensitive Information is classified and annotated as follows:

- Confidential – information which is intended for a restricted audience either internally or externally. Such documents must be clearly marked with the appropriate circulation list or explicitly provide the recipient with authority to pass the information to another person/department where this is required for appropriate action to be taken;

- Private – information which is intended for the addressee(s) only;

In addition, envelopes containing private information relating to individual employees should be marked "Addressee Only";

b. not disseminate information so classified outside the restricted circulation list without the prior consent of the author or someone more senior;

c. ensure that all information identified as Confidential or Private is securely stored or disposed of appropriately;

d. ensure that transmission of Sensitive Information over external networks, including the Internet, such as through Internet e-mail, is subject to appropriate protection; and

e. return to the Company immediately upon written request and in any event on termination of your employment all documents, records (including computer-held records), computer disks, other media and other papers and property belonging to the Company and which are in your possession or control, including documents and records you have made in the course of your employment.

Any breach of these restrictions will render you liable to disciplinary action and/or to civil proceedings to restrain you from disclosing the Sensitive Information to a third party, or from making personal use of it without authority from the Managing Director of Filtrona Protection and Finishing Products, and for damages if loss to the Company results from any unauthorised disclosure or use.

This restriction applies only to Sensitive Information as described above and shall not prevent:

a. any disclosure or use authorised by the Company, required by law or made to enable you to properly perform your duties:

b. you from using your personal skills in any business in which you are lawfully engaged without using Sensitive Information:

c. the use of such Sensitive Information that is in or comes into the public domain in any way without breach of these restrictions by you.

Inventions and Patents

All discoveries, inventions, improvements, processes, designs or copyright works, which have been discovered, developed, part developed or made during the period of your employment with the Company either in the course of work undertaken on behalf of the Company or relating to products or services provided by the Company will be the sole property of the Company. You may not disclose any details of such discovery, invention,

consent of the Managing Director of Filtrona Protection and Finishing Products. Such inventions or developments cannot be promoted or sold, either complete or in part, without prior permission, in writing, from the Managing Director of Filtrona Protection and Finishing Products.

You will be required to enter into such documents as may be necessary or appropriate in order to vest title to such discovery, invention, improvement, process, designs or copyright works in the Company and in the meantime are required, notwithstanding termination of your employment, to do all that is necessary to obtain patent or other protection and to hold all rights in connection with the discovery, inventions, improvement, process, design or copyright works in trust for the Company.

Restrictions upon Termination

During the course of your employment you will have access to customers as well as confidential information. In order to protect the Company's business and its relationship with its customers you must not at any time during the two (2) years immediately following the termination of your employment with the Company (for whatever reason) and whether on your own account or on behalf of any other person, firm or company:

- solicit, entice or endeavour to entice away from the Company any person employed by the Company either at managerial level or in a sales capacity who had been so employed at the date of termination of your employment and with whom you had contact during the period of one year prior to that date;

- solicit custom from or deal with any person firm or company who or which was a customer of the Company at the date of termination of your employment or during the period of one year prior to that date and with whom you had contact during that period in relation to any products or services of a type sold or manufactured by the Company in respect of the provision or sale of which you were concerned to a material extent during your employment with the Company;

- in competition with the Company engage in or undertake work of a similar nature to that engaged in or undertaken by the Company in relation to the manufacture or sale of products or the provision of services being products or services with which you were concerned to a material extent and within the geographical area or areas in which you were employed or for which you had responsibility at the date of termination of your employment or during the period of one year prior thereto.

The Company will compensate you with six months salary in return for the two year restriction upon termination clause described above.

In the event of any infringement of these provisions the Company will take such steps as appropriate to protect its position which may include injunction proceedings and/or a claim for damages.

Paul O'Brien 6/2/2004
On behalf of Johan Pützfeld Industrie- en Handelscompagnie B.V.

I confirm that I will abide by the requirements and restrictions set out above.

Theodorus Joannes de Gier

Date 06-02-04

WRITTEN RESOLUTION OF THE SHAREHOLDER OF JOHAN PÜTZFELD INDUSTRIE- EN HANDELSCOMPAGNIE B.V.

The undersigned:

IWP International B.V., with corporate seat in Vlijmen, the Netherlands, acting in its capacity as sole shareholder of Johan Pützfeld Industrie- en Handelscompagnie B.V., a private company with limited liability with corporate seat in Amsterdam and having its address at Transformatorweg 37, 1014 AJ Amsterdam, the Netherlands (the "**Company**"),

whereas:

a. according to article 12(2) of the Company's articles of association, in the event a managing director has an interest which conflicts with the Company's interest, the managing board of the Company as well two managing directors acting jointly may nevertheless represent the Company;

b. according to section 2:256 of the Dutch Civil Code, the general meeting of shareholders is at all times authorised to designate one or more persons to represent the Company in the event of a conflict of interest;

c. the Company has informed its sole shareholder that it intends to enter into a new employment agreement with one of the managing directors of the Company, Mr T.J. de Gier;

d. pursuant to article 19 of the Company's articles of association its shareholders may adopt resolutions without holding a meeting, unless registered depositary receipts for shares have been issued with the Company's cooperation and provided that the resolution is adopted in writing by the unanimous vote of all shareholders entitled to vote;

e. no registered depositary receipts for shares have been issued with the Company's cooperation. Furthermore, no shares in the Company's capital have been encumbered with any right of pledge or usufruct;

hereby makes the following designation:

1.1. In light of a conflict of interest between the Company's managing board and Mr T.J. de Gier with regard to entering into the employment agreement referred to under recital (a) above, Mr Paul O'Brien is hereby designated to represent the Company in entering into such employment agreement with Mr T.J. de Gier.

1.2. This designation may be revoked only in writing.

In evidence whereof:

this document was signed in the manner set out below.

By: Bart Otger Hullegie
Date: 5 FEB 2004

By: Ronan Patrick Dowling
Date: 5/2/04

FILTRONA PLC

LONG TERM INCENTIVE PLAN

Adopted by the Board of the Company on 12 May 2005

New Bridge Street Consultants LLP
20 Little Britain
London EC1A 7DH

PART A: SHARE OPTION AWARDS

CONTENTS OF PART A

SECTION 1 OF PART A : NON-TAX FAVOURED OPTIONS

1. **DEFINITIONS AND INTERPRETATION**

(1) In this section of Part A, unless the context otherwise requires:

"**the Board**" means the board of directors of the Company or any committee appointed by such board of directors;

"**the Committee**" means the remuneration committee of the Board or, if any of the events envisaged in Rule 6 occurs, then the remuneration committee as constituted immediately before such event occurred;

"**the Company**" means Filtrona plc (registered in England & Wales No. 5444653);

"**Control**" means control within the meaning of section 840 of the Income and Corporation Taxes Act 1988;

"**Dealing Day**" means a day on which the London Stock Exchange is open for the transaction of business;

"**Financial Year**" means the financial year of the Company within the meaning of section 223 of the Companies Act 1985;

"**the Grant Date**" in relation to an option means the date on which the option was granted;

"**Group Member**" means a Participating Company or a body corporate which is (within the meaning of section 736 of the Companies Act 1985) the Company's holding company or a subsidiary of the Company's holding company or any other body corporate nominated by the Board for this purpose which is not under the control of any single person, but is under the control of two or more persons, one of whom being the Company or the Company's holding company and in relation to which the Company, or as the case may be, the Company's holding company is able (whether directly or indirectly) to exercise 20% or more of its equity voting rights;

the "**London Stock Exchange**" means the London Stock Exchange plc or other successor body;

"**Part A**" means Part A to the Filtrona Long Term Incentive Plan but subject to any alterations or additions made under the rules of that part;

"**Part B**" means Part B to the Filtrona Long Term Incentive Plan but subject to any alterations or additions made under the rules of that part;

"**Participant**" means a person who holds an option granted under this section of Part A;

"**Participating Company**" means the Company or any Subsidiary or any company which is not under the control of any single person, but is under the control of two persons, one of them being the Company, and to which the Board has resolved that Part A shall for the time being extend;

"**Performance Condition**" means the objective term(s) and/or requirements, which shall be notified to the Participant on or as soon as reasonably practicable after the Grant Date, that the person granting the option shall apply to such option in addition to the terms set out in these rules the satisfaction of which shall determine the extent to which (if at all) an option is

the "**Plan**" means the Filtrona Long Term Incentive Plan as herein set out in Part A and Part B but subject to any alterations or additions made under the rules of those parts;

"**Schedule 4**" means Schedule 4 to the Income Tax (Earnings and Pensions) Act 2003;

"**Subsidiary**" means a body corporate which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985 and is under the Control of the Company;

"**this section**" means section 1 of Part A;

the "**Trustee**" means the trustee or trustees for the time being of any trust established for the benefit of all or most of the employees of the Company and/or Subsidiaries;

"**UKLA**" means the United Kingdom Listing Authority;

and expressions not otherwise defined herein have the same meanings as they have in Schedule 4.

(2) Any reference in this section to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

(3) Where the context permits the singular includes the plural and vice versa and the masculine shall include the feminine.

(4) Headings and words in italics are for guidance only and do not form part of this section.

2. ELIGIBILITY

(1) Subject to Rule 2(2), a person is eligible to be granted an option under this section if and only if he is on the Grant Date an employee (whether or not he is also a director) of a Participating Company.

(2) A person is not eligible to be granted an option under this section if at the proposed Grant Date he is within six months of his scheduled retirement date.

(3) An executive director of the Company is not eligible to be granted an option under this section if at the proposed Grant Date he does not spend the majority of his working time working in such capacity.

3. GRANT OF OPTIONS

(1) Subject to Rule 3(2) and Rule 4 below, the Board or the Trustees (but in the case of the Trustees only following a recommendation of the Board or the Committee) may grant to any person who is eligible to be granted an option under this section an option to acquire shares in the Company upon the terms set out in this section and subject to the terms of the Performance Condition; and for this purpose an option to acquire includes an option to purchase and an option to subscribe for shares.

(2) An option may only be granted under this section:

(a) within the period of six weeks beginning with:

(i) the date on which any part of the Company's ordinary equity share capital is admitted to the Official List of the UKLA and to trading on the London Stock Exchange; or

(ii) the Dealing Day next following the date on which the Company announces its results for any period; or

(iii) the removal of any restriction imposed under statute, order or regulation (including any regulation, order or requirement imposed by the London Stock Exchange, UKLA or any other regulatory authority) which had previously prevented the grant of an option under this paragraph (a); or

(b) at any other time when the circumstances are considered by the Committee to be sufficiently exceptional to justify the grant thereof; and

(c) within the period of 10 years beginning with the date on which Part A is adopted by the Company.

(3) The price at which shares may be acquired by the exercise of an option granted under this section shall be determined by the Committee before the grant thereof, but shall not be less than the higher of:

(a) if the price of shares of the same class as those shares are listed in the London Stock Exchange Daily Official List, the middle-market quotation of shares of that class (as derived from that List) on the Grant Date or on any Dealing Day within 7 days preceding the Grant Date, as selected by the Committee, provided that for options granted after the first announcement of the Company's results, no such Dealing Day shall fall before the day on which the Company last announced its results for any period;

(b) if paragraph (a) does not apply, the market value (within the meaning of Part VII of the Taxation of Chargeable Gains Act 1992) of shares of that class on the Grant Date; and

(c) in the case of an option to acquire shares by subscription, the nominal value of those shares.

(4) An option granted under this section to any person:

(a) shall not, except as provided in Rule 5(4), be capable of being transferred, assigned or charged by him and any purported transfer, assignment or charge shall cause the option to lapse forthwith; and

(b) shall lapse forthwith if he is adjudged bankrupt.

(5) There shall be no monetary consideration for the grant of any option under this section, and accordingly any such option shall be granted by deed.

(6) A Participant shall be entitled to renounce, surrender, cancel, or agree to the cancellation of an option granted to him under this section within the period of 30 days immediately following the Grant Date and, if any option is so renounced, surrendered or cancelled, it shall be deemed never to have been granted.

(7) Notwithstanding any other provision of these Rules, the grant of any option under this section and the delivery of any shares to Participants shall be subject to the provisions of the Company's Code of Dealing, the Model Code published by the UKLA and to obtaining any approval or consent required under the provisions of The Listing Rules published by the UKLA, the City Code on Takeovers and Mergers or any other regulation or enactment.

4. **LIMITS**

(1) No Participant shall be granted options which would, at the time they are granted, cause the aggregate market value of shares in the Company subject to any options granted to him in any Financial Year under Part A of the Plan to exceed the higher of £250,000 and 200% of the salary of such person, and for the purposes of this Rule 4(1):

(a) a person's salary shall be taken to be his base salary before tax (excluding benefits in kind and bonuses) expressed as an annual rate, payable by the Participating Companies to him at that time;

(b) the market value of shares subject to options granted under this section shall be the price at which the shares may be acquired;

(c) any option which shall have been released to any extent shall be treated to that extent as if it were still exercisable; and

(d) where a payment of remuneration is made otherwise than in sterling, the payment shall be treated as being of the amount of sterling ascertained by applying such rate of exchange published in a national newspaper as the Committee shall reasonably determine.

(2) No options shall be granted in any calendar year which would, at the time they are granted, cause the number of shares allocated in the period of 10 calendar years ending with that year under the Plan or under any other employee share scheme adopted by the Company to exceed such number as represents 10 per cent. of the ordinary share capital of the Company in issue at that time.

(3) No options shall be granted in any calendar year which would, at the time they are granted, cause the number of shares allocated in the period of 10 calendar years ending with that year under the Plan or under any other executive share scheme adopted by the Company to exceed such number as represents 5 per cent. of the ordinary share capital of the Company in issue at that time.

(4) Any option granted under this section shall be limited and take effect so that the above limits are complied with.

(5) For the purposes of Rule 4(2) and Rule 4(3):

(a) shares are allocated:

(i) when an option, award or other contractual right to acquire unissued shares or treasury shares is granted;

(ii) where shares are issued or treasury shares are transferred otherwise than pursuant to an option, award or other contractual right to acquire shares, when those shares are issued or treasury shares transferred;

(b) any shares which have been issued or which may be issued (or any shares transferred out of treasury or which may be transferred out of treasury) to any trustees to satisfy the exercise of any option, award or other contractual right shall be treated as allocated; and

(c) for the avoidance of doubt, existing shares other than treasury shares that are transferred or over which options, awards or other contractual rights are granted shall not count as

(6) For the purposes of Rule 4(5):

(a) where:

(i) any option, award or other contractual right to acquire unissued shares or treasury shares is released or lapses (whether in whole or in part); or

(ii) after the grant of an option, award or other contractual right the Committee determines that it shall be satisfied by the transfer of existing shares (other than shares transferred out of treasury)

the unissued shares or treasury shares which consequently cease to be subject to the option, award or other contractual right from time to time or absolutely (as appropriate) shall not count as allocated;

(b) the number of shares allocated in respect of an option, award or other contractual right shall be such number as the Board shall reasonably determine from time to time.

5. **EXERCISE OF OPTIONS**

(1) The exercise of any option granted under this section shall be effected in such form and manner as the Committee may from time to time prescribe.

(2) Subject to Rule 5(4)(a) and (c) and Rules 6(1) and 6(3), an option granted under this section may not be exercised before the third anniversary of the Grant Date.

(3) Subject to the Committee using its discretion as provided for in Rule 5(4)(a) and (c) or in Rules 6(1) and 6(3), an option may only be exercised to the extent that the Performance Condition has been satisfied.

(4) If any Participant ceases to be a director or employee of a Group Member or dies, the following provisions apply in relation to any option granted to him under this section:

(a) if he ceases to hold such office or employment by reason of injury, disability, ill health, redundancy (as defined in the Employment Rights Act 1996), or by reason only that his office or employment is in a company which ceases to be a Group Member, or relates to a business or part of a business which is transferred to a person who is not a Group Member, or dies either at a time when he is a director or employee of a Group Member or at a time when he is permitted to exercise an option under Rule 5(4), such option shall lapse forthwith, unless the Committee determines otherwise, in which case the option may be exercised by the Participant (or in the case of his death, by his personal representatives), subject to the provisions of Rule 6, to the extent determined by the Committee, including if they see fit having regard to the reason for cessation of employment and/or the extent to which the Performance Condition has been satisfied at the relevant date (taking into account where relevant, the fact that the period over which the Performance Condition would otherwise be measured has not expired), within the period of twelve months commencing on the date of such cessation or death or, if the Committee so determines in any case other than the death of a Participant, within such longer period as may be specified by the Committee expiring no later than six months from the third anniversary of the Grant Date and, if not exercised during such relevant period, shall lapse on the expiry of that period; or

(b) if he ceases to hold such office or employment by reason of his retirement on or after reaching the age at which he is bound to retire in accordance with the terms of his

determines otherwise, in which case the option may be exercised, subject to the provisions of Rule 6, during the period of six months following the third anniversary of the Grant Date or, if later, 12 months from the date of such cessation, to the extent determined by the Committee and having regard to the Performance Condition and, if not exercised during such relevant period, shall lapse on the expiry of that period; or

(c) if he ceases for any other reason, any option granted under this section and held by that Participant shall lapse forthwith unless the Committee decides otherwise (in which case the provisions as to the exercise of options set out in Rule 5(4)(a) shall apply).

(5) A Participant shall not be treated for the purposes of Rule 5(4) as ceasing to be a director or employee of a Group Member until such time as he is no longer a director or employee of any Group Member.

(6) Notwithstanding any other provision of this section, an option granted under this section may not be exercised after the expiration of the period of 10 years (or such shorter period as the Committee may have determined before the grant thereof) beginning with the Grant Date.

(7) Within 30 days after an option under this section has been exercised by any person, the Board on behalf of the Company shall allot or procure the transfer to him (or a nominee for him) of the number of shares in respect of which the option has been exercised unless the Board considers that allotment or transfer thereof would not be lawful in a relevant jurisdiction.

(8) An option may not be exercised unless, in a case where a Group Member is obliged to (or would suffer a disadvantage if it were not to) account for any income tax and/or for any social security contributions (in any jurisdiction) for which the person in question is liable by virtue of the exercise of the option, (together, "**the Tax Liability**"), that person has either:

(a) made a payment to the Group Member of an amount equal to the Board's estimate of the Tax Liability; or

(b) entered into arrangements acceptable to that or another Group Member to secure that such a payment is made (whether by authorising the sale of some or all of the shares in the Company acquired on the exercise of the option on his behalf and the payment to the Group Member of the relevant amount out of the proceeds of sale or otherwise).

(9) All shares allotted under this section shall rank *pari passu* in all respects with the shares of the same class for the time being in issue save as regards any rights attaching to such shares by reference to a record date prior to the date of the allotment.

(10) If shares of the same class as those allotted under this section are listed in the London Stock Exchange Official List, the Company shall apply to the London Stock Exchange for any shares so allotted to be admitted to that List.

(11) If the Board so requires, the Participant must, as a condition of exercise, enter into such joint election under Section 431 of the Income Tax (Earnings and Pensions) Act 2003 with the relevant Group Member as required by the Board or such other form of tax election as required by the Board to achieve a similar effect.

6. TAKEOVER, RECONSTRUCTION AND WINDING-UP

(1) Subject to Rule 6(4), if any person obtains Control of the Company as a result of making a general offer to acquire shares in the Company, or having obtained Control makes such an offer, the Board shall within 7 days of becoming aware thereof notify every Participant thereof

section may be exercised in full, subject to Rule 5(8), within one month (or such longer period as the Board may permit) of such notification, and to the extent that it is not exercised within that period shall (notwithstanding any other provision of this section) lapse on the expiration thereof. If the relevant Performance Condition has not already been met, an option may only be exercised under this Rule 6(1) if the Committee (as constituted immediately before the change of Control) is satisfied that the performance of the Company has been satisfactory over the period from the Grant Date up to such change of Control.

(2) For the purposes of Rule 6(1), a person shall be deemed to have obtained Control of the Company if he and others acting in concert with him have together obtained Control of it.

(3) Subject to Rule 6(4), if any person becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the Companies Act 1985, or if the Court sanctions a compromise or scheme of arrangement under section 425 of the Companies Act 1985, or if the Company passes a resolution for voluntary winding up, or if an order is made for the compulsory winding up of the Company, the Board shall forthwith notify every Participant thereof and any option granted under this section may, subject to earlier lapse of the option under Rules 5(4) or 5(6), be exercised in full, subject to Rule 5(8), within one month (or, and only, in the event of a compromise or scheme of arrangement, such longer period as the Board may permit) of such notification, and to the extent that it is not exercised within that period shall (notwithstanding any other provision of this section) lapse on the expiration thereof. If the relevant Performance Condition has not already been met, an option may only be exercised under this Rule 6(3) if the Committee (as constituted immediately before the relevant event) is satisfied that the performance of the Company has been satisfactory over the period from the Grant Date up to such relevant event.

(4) If:

(a) the events referred to in this Rule 6 are part of an arrangement (a "**Reorganisation**") which will mean that the Company will be under the Control of another company or the business of the Company is carried on by another company;

(b) the persons who owned the shares in the Company immediately before the change of Control will immediately afterwards own more than 75% of the shares in that other company; and

(c) notice of the offer of a replacement option is given

then an option shall not become exercisable as a result of that Reorganisation but shall be released and shall be replaced by a new option over shares in the other company and, unless the Board determines otherwise, which satisfies the conditions set out in paragraphs 27(4)(b) to (d) of Schedule 4. Following such replacement of the option these rules shall continue to apply to the new option mutatis mutandis to take account of this replacement as the Committee shall reasonably determine.

7. VARIATION OF CAPITAL

(1) In the event of any variation of the share capital of the Company (whenever effected), including a capitalisation issue, a rights issue, a sub-division or consolidation of shares and a reduction in capital, or a demerger, a payment of a capital dividend or other similar event which, in the opinion of the Committee would affect the market value of shares subject to outstanding options to a material extent, the Committee may make such adjustments as it considers appropriate under Rule 7(2).

(a) the number of shares in respect of which any option granted under this section may be exercised;

(b) the price at which shares may be acquired by the exercise of any such option; or

(c) where any such option has been exercised but no shares have been allotted or transferred pursuant to such exercise, the number of shares which may be so allotted or transferred and the price at which they may be acquired.

(3) An adjustment under Rule 7(2) may have the effect of reducing the price at which shares may be acquired by the exercise of an option to less than their nominal value, but only if and to the extent that the Board shall be authorised to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the shares in respect of which the option is exercised and which are to be allotted pursuant to such exercise exceeds the price at which the same may be subscribed for and to apply such sum in paying up such amount on such shares; and so that on exercise of any option in respect of which such a reduction shall have been made the Board shall capitalise such sum (if any) and apply the same in paying up such amount as aforesaid.

(4) As soon as reasonably practicable after an adjustment is made under Rule 7(2) above, the Board shall give notice in writing thereof to any Participant affected thereby.

8. ALTERATIONS

(1) Subject to Rules 8(2), 8(4) and 8(5), the Committee may at any time alter or add to this section.

(2) Subject to Rule 8(3), no alteration or addition to the advantage of the persons to whom options may be granted may be made under Rule 8(1) to any of the provisions concerning eligibility, the limits on individual participation and the number of shares which may be issued under this section, the terms of exercise, the rights attaching to the shares acquired, and the adjustment of options on a variation of capital without the prior approval by ordinary resolution of the Company in general meeting.

(3) Rule 8(2) above shall not apply to any minor alteration to benefit the administration of this Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or any Group Member.

(4) No alteration or addition to the disadvantage of any Participant shall be made under Rule 8(1) above unless:

(a) the Board shall have invited every relevant Participant to give an indication as to whether or not he approves the alteration or addition, and

(b) the alteration or addition is approved by a majority of those Participants who have given such an indication.

(5) No alteration which solely relates to a Performance Condition subject to which an option has been granted shall be made under Rule 8(1) above unless:

(a) there shall have occurred an event which shall have caused the Board reasonably to consider that the Performance Condition would not, without the alteration, achieve its original purpose;

(b) the altered Performance Condition is no more difficult to satisfy than the Performance Condition before the alteration; and

(c) the Board shall act fairly and reasonably in making the alteration;

(6) As soon as reasonably practicable after any alteration or addition is made under Rule 8(1) above, the Board shall give notice in writing thereof to any Participant affected thereby.

9. **MISCELLANEOUS**

(1) The rights and obligations of any Participant under the terms of his office or employment with any Group Member shall not be affected by his participation in this section or any right which he may have to participate therein, and an individual who participates therein shall and does waive any and all rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under or be entitled to exercise any option under this section as a result of such termination. Selection to participate in one year does not confer any right to participate in future years.

(2) In the event of any dispute or disagreement as to the interpretation of this section, or as to any question or right arising from or related to this section, the decision of the Board shall be final and binding upon all persons.

(3) The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of this section, or enter into any guarantee or indemnity for these purposes, to the extent permitted by section 153 of the Companies Act 1985.

(4) Any notice or other communication under or in connection with this section may be given by personal delivery or by sending the same by post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Group Member, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment or in an electronic communication to the allocated corporate email address of that director or employee.

(5) No benefit received by a Participant under this section shall be pensionable.

(6) This section and all options granted under it shall be governed and construed in accordance with English law and the Courts of England and Wales shall have exclusive jurisdiction to hear any dispute.

SECTION 2 OF PART A: UK INLAND REVENUE APPROVED OPTIONS

1. INTERACTION WITH SECTION 1 OF PART A

The provisions of section 1 of Part A shall, save where otherwise specified, apply as if set out in full in this section in relation to options granted under this section of Part A[1], with all references to "section 1 of Part A", "this section of Part A" and "this section" in that section to be taken as to be to this section of Part A. If there is any conflict between the provisions of sections 1 and 2 of Part A, the provisions of section 2 will take precedence insofar as options granted to or exercised by UK eligible employees are concerned.

2. DEFINITIONS

For options granted under this section, unless the context otherwise requires:

"**Participating Company**" means the Company, any Subsidiary or any jointly owned company as defined in paragraph 34 of Schedule 4, and to which the Board has with the approval of the Inland Revenue resolved that Part A shall for the time being extend.

3. ELIGIBILITY

(1) Subject to sub-rule (3) below, a person is eligible to be granted an option under this section if and only if he is on the Grant Date a full-time director of a Participating Company or a qualifying employee of a Participating Company.

(2) For the purposes of sub-rule (1) above:

(a) an individual shall be treated as a **full-time director** of a Participating Company if he is obliged to devote to the performance of the duties of his office or employment with Participating Companies not less than 25 hours a week;

(b) a **qualifying employee**, in relation to a Participating Company, is an employee whether full-time or part-time of a Participating Company (other than one who is a director of a Participating Company).

(3) A person is not eligible to be granted an option under this section if at the proposed Grant Date:

(a) he is within six months of his scheduled retirement date; or

(b) he is not eligible to participate in this section by virtue of paragraph 9 of Schedule 4 (*material interest in a close company*).

4. GRANT OF OPTIONS

(1) Subject to sub-rules (2) and (3) below and Rule 5 below, the Board or the Trustees (but in the case of the Trustees only following a recommendation of the Board or the Committee) may grant to any person who is eligible to be granted an option under this section an option to acquire shares in the Company which satisfy the requirements of paragraphs 16 to 20 of Schedule 4 (*fully paid up, unrestricted, ordinary share capital*) on the Grant Date (and subject to Rule 8(3) of this section, at the date of exercise of the option), upon the terms set out in this section and, for the avoidance of doubt, the exercise of which shall be subject to the satisfaction of the Performance Condition; and for this purpose an option to acquire includes an option to purchase and an option to subscribe for shares.

(2) An option may not be granted under this section unless and until the Inland Revenue have approved this section under Schedule 4.

(3) The price at which shares may be acquired by the exercise of an option granted under this section shall be determined by the Board or Committee before the grant thereof, but shall not be less than the higher of:

(a) if shares of the same class as those shares are listed in the London Stock Exchange Daily Official List, the middle-market quotation of shares of that class on the Grant Date, or the Dealing Day immediately preceding the Grant Date, or such other Dealing Day as may be agreed in advance with the Inland Revenue, as selected by the Committee, provided that no such Dealing Day shall fall before the day on which the Company last announced its results for any period;

(b) if paragraph (a) does not apply, the market value (within the meaning of Part VII of the Taxation of Chargeable Gains Act 1992) of shares of that class, as agreed in advance with Shares Valuation of the Inland Revenue, on the Grant Date; and

(c) in the case of an option to acquire shares by subscription, the nominal value of those shares.

5. **LIMITS**

(1) No Participant shall be granted an option under this section which would, at the time it is granted, cause the aggregate market value of the shares which he may acquire in pursuance of options granted to him under this section or under any other share option scheme approved under Schedule 4 and established by the Company or by any associated company of the Company (and not exercised) to exceed or further exceed £30,000 or such other limit as may apply from time to time for the purposes of paragraph 6(1) to Schedule 4.

(2) For the purposes of the limit in Rule 5(1) of this section, the market value of the shares in relation to which an option was granted shall be calculated:

(a) in the case of an option granted under this section, as on the day by reference to which the price at which shares may be acquired by the exercise thereof was determined in accordance with Rule 4(3) above;

(b) in the case of an option granted under any other approved scheme, as at the time when it was granted or, in a case where an agreement relating to the shares has been made under paragraph 22(2) of Schedule 4, such earlier time or times as may be provided in the agreement; and

(c) in the case of any other option, as on the day or days by reference to which the price at which shares may be acquired by the exercise thereof was determined.

6. **EXERCISE OF OPTIONS**

(1) The exercise of any option granted under this section shall be effected in such form and manner as the Committee may from time to time prescribe.

(2) A Participant shall not be eligible to exercise an option granted under this section at any time when he is not eligible to participate in this section by virtue of paragraph 9 of Schedule 4 (*material interest in a close company*).

(3) For options granted under this section, paragraphs (a), (b) and (c) of Rule 5(4) of section 1 of Part A shall be replaced with the following paragraphs and Rules 5(2) and 5(3) of that section shall be deemed to be amended accordingly:

(a) if he ceases to hold such office or employment by reason of injury, disability, ill health, redundancy (as defined in the Employment Rights Act 1996), or by reason only that his office or employment is in a company which ceases to be a Group Member, or relates to a business or part of a business which is transferred to a person who is not a Group Member, or dies either at a time when he is a director or employee of a Group Member or at a time when he is entitled or permitted to exercise his option under Rule 5(4), the Performance Condition shall be deemed to be satisfied and such option may be exercised by the Participant (or in the case of his death, by his personal representatives), subject to the provisions of Rule 6, within the period of twelve months commencing on the date of such cessation or death or, if the Committee so determines acting fairly and reasonably in any case other than the death of a Participant, within such longer period as may be specified by the Committee expiring no later than six months from the third anniversary of the Grant Date and, if not exercised during such relevant period, shall lapse on the expiry of that period; or

(b) if he ceases to hold such office or employment by reason of his retirement on or after reaching the age at which he is bound to retire in accordance with the terms of his contract of employment or retirement on or after reaching the age of 65, the Performance Condition shall be deemed to be satisfied and such option may be exercised by the Participant, subject to the provisions of Rule 6, during the period of twelve months commencing on the date of such cessation or, if the Committee so determines acting fairly and reasonably, within such longer period as may be specified by the Committee expiring no later than six months from the third anniversary of the Grant Date and, if not exercised during such relevant period, shall lapse on the expiry of that period; or

(c) if he ceases for any other reason, any option granted under this section and held by that Participant shall lapse forthwith unless the Committee acting fairly and reasonably decides otherwise (in which case the provisions as to the exercise of options set out in Rule 5(4)(a) of section 1 of Part A shall apply).

(4) Rule 5(11) of section 1 of Part A shall not apply to options granted under this section.

7. TAKEOVER, RECONSTRUCTION AND WINDING-UP

(1) For options granted under this section, the Board cannot use its discretion as provided for in Rules 6(1) and 6(3) of section 1 of Part A to extend the exercise period of an option to more than 12 months after the corporate event in question.

(2) If any company ("the acquiring company"):

(a) obtains Control of the Company as a result of making:

(i) a general offer to acquire the whole of the issued ordinary share capital of the Company which is made on a condition such that if it is satisfied the person making the offer will have control of the Company, or

(ii) a general offer to acquire all the shares in the Company which are of the same class as the shares which may be acquired by the exercise of options granted under this section, or

(b) obtains Control of the Company in pursuance of a compromise or arrangement sanctioned by the court under section 425 of the Companies Act 1985 or Article 418 of the Companies (Northern Ireland) Order 1986, or

(c) becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of that Act or Articles 421 to 423 of that Order,

any Participant may at any time within the appropriate period (which expression shall be construed in accordance with paragraph 26(3) of Schedule 4), by agreement with the acquiring company, release any option granted under this section which has not lapsed (**"the old option"**) in consideration of the grant to him of an option (**"the new option"**) which (for the purposes of that paragraph) is equivalent to the old option but relates to shares in a different company (whether the acquiring company itself or some other company falling within paragraph 16(b) or (c) of Schedule 4).

(3) The new option shall not be regarded for the purposes of Rule 7(2) of this section as equivalent to the old option unless the conditions set out in paragraph 27(4) of Schedule 4 are satisfied, but so that the provisions of this section shall for this purpose be construed as if:

(a) the new option were an option granted under this section at the same time as the old option;

(b) except for the purposes of the definitions of "Group Member", "Participating Company" and "Subsidiary", the expression "the Company" were defined as "a company whose shares may be acquired by the exercise of options granted under this section"; and

(c) Rule 8(2) of section 1 of Part A were omitted.

(4) Rule 6(4) of section 1 of Part A shall not apply to options granted under this section, and instead, if:

(a) the events referred to in Rules 6(1) and 6(3) of section 1 of Part A are part of an arrangement (a "**Reorganisation**") which will mean that the Company will be under the Control of another company or the business of the Company is carried on by another company;

(b) the persons who owned the shares in the Company immediately before the change of Control will immediately afterwards own more than 75% of the shares in that other company; and

(c) notice of the offer of a replacement option pursuant to Rule 7(2) of this section is given

then an option shall not become exercisable as a result of that Reorganisation and subject to earlier lapse under Rules 5(4) and 5(6) of section 1 of Part A, shall lapse on the date after the expiry of the appropriate period (as referred to in Rule 7(2) of this section). Where Rule 7(2) of this section is applied in these circumstances, the provisions of Rule 7(3) of this section will also apply.

8. **VARIATION OF CAPITAL**

(1) An adjustment may only be made to an option granted under this section in the event of a variation of the share capital of the Company including a capitalisation issue, a rights issue, sub-division or consolidation of shares and a reduction in capital.

(2) No adjustment may be made under Rule 7 of section 1 of Part A without the prior approval of the Inland Revenue, while this section is approved by the Inland Revenue under Schedule 4.

(3) If the shares subject to any option cease to satisfy the requirements of paragraphs 15 to 20 of Schedule 4 at any time after the Grant Date then:

(a) the Board shall as soon as practicable notify the Inland Revenue of this;

(b) the Company will not be required to allot, transfer or procure the allotment or transfer of shares which satisfy those requirements upon the exercise of any option;

(c) for the avoidance of doubt, all unexercised options shall continue to exist; and

(d) this section shall continue to exist but if the Inland Revenue withdraw their approval of this section under Schedule 4, it shall continue to exist as an unapproved share option scheme.

9. **ALTERATIONS**

(1) While this section is approved by the Inland Revenue under Schedule 4, no alteration to this section shall have effect unless and until the Inland Revenue have approved the alteration, if required by paragraph 30 of Schedule 4.

(2) The Company shall notify the Inland Revenue as soon as practicable of an alteration made under Rule 8 of section 1 of Part A or any variation made under Rule 7 of section 1 of Part A which could cause this section to cease to be approved by the Inland Revenue under Schedule 4.

SCHEDULE 1 TO PART A : US OPTIONS

1. **INTERACTION WITH SECTION 1 OF PART A**

The provisions of section 1 of Part A shall, save where otherwise specified, apply as if set out in full in this schedule in relation to options granted under this schedule of Part A, with all references to "section 1 of Part A", "this section of Part A" or "this section" in section 1 of Part to be taken as to be to this schedule.

2. **DESIGNATION OF OPTIONS**

Options granted under this schedule may be designated as "incentive stock options" ("ISOs") within the meaning of section 422 of the United States Internal Revenue Code of 1986, as amended (the "US Tax Code"). Any options not granted under this schedule as ISOs shall be granted as nonqualified stock options for purposes of the US Tax Code.

3. **ELIGIBILITY**

(1) Rule 2(2) of section 1 of Part A shall not apply to any person to the extent that the application of such rule would violate applicable U.S. federal or State law.

(2) The class of person who may be granted ISOs under this schedule shall, in addition to the limitations otherwise imposed by Part A, be limited to those persons who are employees of the Company or its "parent" or "subsidiary" corporations within the meaning of section 424(e) and (f), respectively, of the US Tax Code.

4. **GRANT OF OPTIONS**

(1) No option may be granted as an ISO under this schedule after [ ] 2015, being the tenth anniversary of the date of approval of Part A by the Company.

(2) The exercise price of any option granted under this schedule as an ISO shall not be less than the fair market value of the shares at the time such option is granted (determined in accordance with Section 422(c)(1) of the U.S. Tax Code and any regulations promulgated thereunder).

(3) For the avoidance of doubt, shares in the Company may include American Depositary Shares.

5. **LIMITS**

(1) The aggregate number of shares over which options may be granted under this schedule to all Participants during the term of Part A shall not exceed [ ] *(being approximately 5% of the expected issued ordinary share capital on the adoption of Part A)*, subject to adjustment if any of the events envisaged in Rule 7 of section 1 of Part A occur.

(2) To the extent that the aggregate fair market value of shares with respect to which ISOs are exercisable for the first time by a Participant during any calendar year (under all plans or schemes of the Company or its "parent" or "subsidiary" corporations within the meaning of sections 424(e) and (f), respectively, of the US Tax Code) exceeds US$100,000, such options shall be treated, to the extent of the excess, as nonqualified stock options.

(3) No ISO may be granted to an individual if, at the time of the proposed grant, such individual owns (or is deemed to own pursuant to the US Tax Code) stock possessing more than ten per cent. of the total combined voting power of all classes of stock of the Company unless (a) the exercise price of such ISO is at least 110 per cent. of the fair market value of a share at the time such ISO is granted and (b) such ISO is not exercisable after the expiration of five years

6. **EXERCISE OF OPTIONS**

(1) If any option granted under this schedule is exercised in accordance with Rule 5 of section 1 of Part A more than three (3) months after the date that the Participant was last employed by the Company (or by its parent or a subsidiary as defined in this schedule), or in the case of "total disability" (as defined by section 422(c)(6) of the US Tax Code) more than twelve (12) months after the date that the Participant was last employed by the Company (or by its parent or a subsidiary as defined in this schedule), then such option shall be treated as a nonqualified stock option for purposes of the US Tax Code.

(2) The Board may satisfy its obligations under this schedule by delivering American Depository Shares representing shares in the Company.

7. **MISCELLANEOUS**

(1) Shares shall not be issued pursuant to the exercise of any option granted under this schedule unless the exercise of the option and the issuance and delivery of such shares shall comply with all relevant provisions of law, involving, without limitation, the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended, applicable State securities laws, and the requirements of any stock exchange upon which shares or American Depository Shares may then be listed, and, at the discretion of the Board, shall be further subject to approval of counsel for the Company with respect to such compliance. None of the Company or any of its subsidiaries or affiliates shall have any obligation to register any shares under the Securities Act or any applicable State law. Any stock certificates evidencing any share issued pursuant to this schedule may bear a legend indicating that the transferability of the certificate and the shares are restricted and subject to terms and conditions contained in this section or otherwise.

(2) Rules 3(4)(b) and 9(1) of section 1 of Part A shall not apply to this schedule to the extent prohibited by US federal or applicable State law.

(3) In the event that a Group Member permits a Participant to satisfy a Tax Liability in respect of an option granted pursuant to this schedule through the sale or withholding of some or all of the shares subject to such option, such Tax Liability shall be based on the minimum amount of tax required to be withheld.

SCHEDULE 2 TO PART A: DUTCH OPTIONS

1. **INTERACTION WITH SECTION 1 OF PART A**

The provisions of section 1 of Part A shall, save where otherwise specified, apply as if set out in full in this schedule in relation to options granted under this schedule of Part A, with all references to "section 1 of Part A", "this section of Part A" or "this section" in that section 1 of Part A to be taken as to be to this schedule.

2. **GRANT OF OPTIONS**

(1) Options shall only be granted under this schedule by the Committee or the Board on behalf of the Company, and not the Trustees.

(2) The Board or Committee may make it a condition of grant that a Participant signs, has signed or has agreed to sign a valid Dutch tax deferral election.

(3) Rule 3(2)(b) of section 1 of Part A *(the wording "at any other time when the circumstances are considered by the Committee to be sufficiently exceptional to justify the grant thereof")* shall not apply to any options granted under this schedule.

3. **LIMITS**

Without prejudice to Rules 4(2) and 4(3) of section 1 of Part A, the aggregate number of shares over which options may be granted under this schedule to all Participants during the term of Part A shall not exceed 10% of the issued ordinary share capital of the Company as at date of adoption of Part A.

4. **TAX INDEMNITY**

Without prejudice to the generality of Rule 5(8) of section 1 of Part A, if any Group Member is obliged to (or would suffer a disadvantage if it were not to) account for any wages tax or social security contributions on the vesting of an option granted under this schedule, the Participant will either make a payment to the relevant Group Member of an amount equal to such liability, or will permit any Group Member to withhold such amount from any other monies due to that Participant, or will enter into any arrangements acceptable to the Participant and the Group Member to secure that such a payment is made.

5. **SELLING RESTRICTION**

Participants who are resident in the Netherlands and who wish to offer for sale any shares in the Company acquired by the exercise of an option granted under this schedule may only do so through a non-Dutch stock exchange and may not make any such offer to a person resident in the Netherlands.

PART B: PERFORMANCE SHARE AWARDS

CONTENTS OF PART B

1. **DEFINITIONS AND INTERPRETATION**

(1) In Part B, unless the context otherwise requires:-

"**Award**" means an option to buy Shares (whether by purchase or subscription) for nil payment or upon such nominal payment as may be specified by the Committee on the Grant Date subject to the terms and conditions of Part B;

the "**Board**" means the board of directors of the Company or any committee appointed by such board of directors;

the "**Committee**" means the remuneration committee of the Board or, if any of the events envisaged in Rule 6 occur, then the remuneration committee as constituted immediately before such event occurred;

the "**Company**" means Filtrona plc (registered in England & Wales No. 5444653);

"Control" means control within the meaning of section 840 of the Income and Corporation Taxes Act 1988;

"Dealing Day" means a day on which the London Stock Exchange is open for the transaction of business;

the "**Grant Date**" in relation to an Award means the date on which the Award was granted;

"**Group Member**" means a Participating Company or a body corporate which is (within the meaning of section 736 of the Companies Act 1985) the Company's holding company or a subsidiary of the Company's holding company or any other body corporate nominated by the Board for this purpose which is not under the control of any single person, but is under the control of two or more persons, one of whom being the Company or the Company's holding company and in relation to which the Company, or as the case may be, the Company's holding company is able (whether directly or indirectly) to exercise 20% or more of its equity voting rights;

"London Stock Exchange" means London Stock Exchange plc or other successor body;

"Part A" means Part A to the Filtrona Long Term Incentive Plan but subject to any alteration or additions made under the rules of Part A;

"Part B" means Part B to the Filtrona Long Term Incentive Plan but subject to any alteration or additions made under Rule 8 below;

"**Participant**" means a person who holds an Award granted under Part B;

"**Participating Company**" means the Company or any Subsidiary or any company which is not under the control of any single person, but is under the control of two persons, one of them being the Company, and to which the Board has resolved that Part B shall for the time being extend;

"Performance Condition" means the objective term(s) and/or requirement(s) that the Committee shall apply to the Award in addition to the terms set out in these Rules, the satisfaction of which shall determine the extent to which (if at all) an Award is capable of exercise;

the "**Plan**" means the Filtrona Long Term Incentive Plan as set out in Part A and Part B but subject to any alterations made under the rules of those parts;

"**Shares**" means ordinary shares in the capital of the Company;

"**Subsidiary**" means a body corporate which is a subsidiary of the Company within the meaning of section 736 of the Companies Act 1985 and is under the Control of the Company;

the "**Trustee**" means the trustee or trustees for the time being of any trust established for the benefit of all or most of the employees of the Company and/or its Subsidiaries; and

"UKLA" means the United Kingdom Listing Authority.

(2) Any reference in Part B to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

(3) Where the context permits the singular includes the plural and vice versa and the masculine shall include the feminine.

(4) Headings and words in italics are for guidance only and do not form part of Part B.

2. ELIGIBILITY

(1) Subject to Rule 2(2), a person is eligible to be granted an Award if and only if he is on the Grant Date an employee (whether or not he is also a director) of a Participating Company.

(2) A person is not eligible to be granted an Award if at the proposed Grant Date he is within six months of his scheduled retirement date.

(3) An executive director of Filtrona plc is not eligible to be granted an Award under Part B if at the proposed Grant Date he does not spend the majority of his working time in such capacity.

3. GRANT OF AWARDS

(1) The Board or the Trustees (but in case of the Trustees only following a recommendation of the Board or the Committee) may grant an Award to any person who is eligible to be granted an Award under Rule 2 upon the terms set out in Part B and subject to such Performance Condition as the Committee shall determine at that time.

(2) An Award may only be granted under Part B:

(a) within the period of six weeks beginning with:

(i) the date on which any part of the Company's ordinary equity share capital is admitted to the Official List of the UKLA and to trading on the London Stock Exchange; or

(ii) the Dealing Day next following the date on which the Company announces its results for any period; or

(iii) the removal of any restriction imposed under statute, order or regulation (including any regulation, order or requirement imposed by the London Stock Exchange, UKLA or any other regulatory authority) which had previously prevented the grant of an Award under this paragraph (a); or

(b) at any other time when the circumstances are considered by the Committee to be sufficiently exceptional to justify the grant thereof; and

(c) within the period of 10 years beginning with the date on which Part B is adopted by

(3) An Award granted under Part B to any person:

(a) shall not, except as provided in Rule 5(4), be capable of being transferred, assigned or charged by him and any purported transfer, assignment or charge shall cause the Award to lapse forthwith; and

(b) shall lapse forthwith if he is adjudged bankrupt.

(4) There shall be no monetary consideration for the grant of any Award under Part B, and accordingly any such Award shall be granted by deed.

(5) A Participant shall be entitled to renounce, surrender, cancel, or agree to the cancellation of an Award granted to him under Part B within the period of 30 days immediately following the Grant Date and, if any Award is so renounced, surrendered or cancelled, it shall be deemed never to have been granted.

(6) Notwithstanding any other provision of these Rules, the grant of any Award under Part B and the delivery of any shares to Participants shall be subject to the provisions of the Company's Code of Dealing, the Model Code published by the UKLA and to obtaining any approval or consent required under the provisions of The Listing Rules published by the UKLA, the City Code on Takeovers and Mergers or any other regulation or enactment.

4. LIMITS

(1) Subject to Rule 4(7), no Participant shall be granted Awards which would, at the time they are granted, cause the aggregate market value of shares in the Company subject to any Awards granted to him in any Financial Year under Part B to exceed 200% of the salary of such person, and for the purposes of this Rule 4(1):

(a) a person's salary shall be taken to be his base salary before tax (excluding benefits in kind and bonuses) expressed as an annual rate, payable by the Participating Companies to him at that time;

(b) the market value of shares subject to Awards granted under Part B shall be calculated by reference to the middle-market quotation of the shares of that class (as derived from the London Stock Exchange Daily Official List) on the Grant Date or any Dealing Day within seven days preceding the Grant Date, as selected by the Committee, provided that no such Dealing Day shall fall before the day on which the Company last announced its results for any period;

(c) any Award which shall have been released to any extent shall be treated to that extent as if it were still exercisable; and

(d) where a payment of remuneration is made otherwise than in sterling, the payment shall be treated as being of the amount of sterling ascertained by applying such rate of exchange published in a national newspaper as the Committee shall reasonably determine.

(2) No Awards shall be granted in any calendar year which would, at the time they are granted, cause the number of shares allocated in the period of 10 calendar years ending with that year under the Plan or under any other employee share scheme adopted by the Company to exceed such number as represents 10 per cent. of the ordinary share capital of the Company in issue at that time.

(3) No Awards shall be granted in any calendar year which would, at the time they are granted, cause the number of shares allocated in the period of 10 calendar years ending with that year under the Plan or under any other executive share scheme adopted by the Company to exceed such number as represents 5 per cent. of the ordinary share capital of the Company in issue at that time.

(4) Any Award or option granted under Part B shall be limited and take effect so that the above limits are complied with.

(5) For the purposes of Rule 4(2) and Rule 4(3):

(a) shares are allocated:

(i) when an option, award or other contractual right to acquire unissued shares or treasury shares is granted;

(ii) where shares are issued or treasury shares are transferred otherwise than pursuant to an option, award or other contractual right to acquire shares, when those shares are issued or treasury shares transferred;

(b) any shares which have been issued or which may be issued (or any shares transferred out of treasury or which may be transferred out of treasury) to any trustees to satisfy the exercise of any option, award or other contractual right shall be treated as allocated; and

(c) for the avoidance of doubt, existing shares other than treasury shares that are transferred or over which options, awards or other contractual rights are granted shall not count as allocated.

(6) For the purposes of Rule 4(5):

(a) where:

(i) any option, award or other contractual right to acquire unissued shares or treasury shares is released or lapses (whether in whole or in part); or

(ii) after the grant of an option, award or other contractual right the Committee determines that it shall be satisfied by the transfer of existing shares (other than shares transferred out of treasury)

the unissued shares or treasury shares which consequently cease to be subject to the option, award or other contractual right from time to time or absolutely (as appropriate) shall not count as allocated;

(b) the number of shares allocated in respect of an option, award or other contractual right shall be such number as the Board shall reasonably determine from time to time.

(7) The limit in Rule 4(1) may be exceeded in connection with Awards granted to an individual within six months of the adoption of Part B, where such Awards are granted on the condition of purchase and retention of ordinary shares in the Company by such individual.

5. EXERCISE OF AWARD

(1) The exercise of any Award granted under Part B shall be effected in such form and manner as the Committee may from time to time prescribe.

(2) Subject to Rule 5(4)(a) and (c) and Rules 6(1) and 6(3), an Award granted under Part B may not be exercised before the third anniversary of the Grant Date.

(3) Subject to the Committee using its discretion as provided for in Rule 5(4)(a) and (c) or in Rules 6(1) and 6(3), an Award may only be exercised to the extent that the Performance Condition has been satisfied.

(4) If any Participant ceases to be a director or employee of a Group Member or dies, the following provisions apply in relation to any Award granted to him under Part B:

(a) if he ceases to hold such office or employment by reason of injury, disability, ill health, redundancy (as defined in the Employment Rights Act 1996), or by reason only that his office or employment is in a company which ceases to be a Group Member, or relates to a business or part of a business which is transferred to a person who is not a Group Member, or dies either at a time when he is a director or employee of a Group Member or at a time when he is permitted to exercise an Award under Rule 5(4), such Award shall lapse forthwith, unless the Committee determines otherwise, in which case the Award may be exercised by the Participant (or in the case of his death, by his personal representatives), subject to the provisions of Rule 6, to the extent determined by the Committee, including if they see fit having regard to the reason for cessation of employment and/or the extent to which the Performance Condition has been satisfied at the relevant date (taking into account where relevant, the fact that the period over which the Performance Condition would otherwise be measured has not expired), within the period of twelve months commencing on the date of such cessation or death or, if the Committee so determines in any case other than death, within such longer period as may be specified by the Committee expiring no later than six months from the third anniversary of the Grant Date and, if not exercised during such relevant period, shall lapse on the expiry of that period; or

(b) if he ceases to hold such office or employment by reason of his retirement on or after reaching the age at which he is bound to retire in accordance with the terms of his contract of employment, such Award shall lapse forthwith, unless the Committee determines otherwise, in which case the Award may be exercised, subject to the provision of Rule 6, during the period of six months following the third anniversary of the Grant Date or, if later, 12 months from the date of such cessation, to the extent determined by the Committee and having regard to the Performance Condition and, if not exercised during such relevant period, shall lapse on the expiry of that period; or

(c) if he ceases for any other reason, any Award granted under Part B and held by that Participant shall lapse forthwith unless the Committee decides otherwise (in which case the provisions as to the exercise of the Award set out in Rule 5(4)(a) shall apply).

(5) A Participant shall not be treated for the purposes of Rule 5(4) as ceasing to be a director or employee of a Group Member until such time as he is no longer a director or employee of any Group Member.

(6) Notwithstanding any other provision of Part B, an Award granted under Part B may not be exercised after the expiration of the period of six years (or such shorter period as the Committee may have determined before the grant thereof) beginning with the Grant Date.

(7) Within 30 days after an Award under Part B has been exercised by any person, the Board on behalf of the Company shall allot or procure the transfer to him (or a nominee for him) of the number of shares in respect of which the Award has been exercised unless the Board considers that allotment or transfer thereof would not be lawful in a relevant jurisdiction

(8) An Award may not be exercised unless, in a case where a Group Member is obliged to (or would suffer a disadvantage if it were not to) account for any tax and/or for any social security contributions (in any jurisdiction) for which the person in question is liable by virtue of the exercise of the Award, (together, "**the Tax Liability**"), that person has either:

(a) made a payment to the Group Member of an amount equal to the Board's estimate of the Tax Liability; or

(b) entered into arrangements acceptable to that or another Group Member to secure that such a payment is made (whether by authorising the sale of some or all of the shares on his behalf and the payment to the Group Member of the relevant amount out of the proceeds of sale or otherwise).

(9) All shares allotted under Part B shall rank *pari passu* in all respects with the shares of the same class for the time being in issue save as regards any rights attaching to such shares by reference to a record date prior to the date of the allotment.

(10) If shares of the same class as those allotted under Part B are listed in the London Stock Exchange Official List, the Company shall apply to the London Stock Exchange for any shares so allotted to be admitted to that List.

(11) If the Board so requires, the Participant must, as a condition of exercise, enter into such joint election under Section 431 of the Income Tax (Earnings and Pensions) Act 2003 with the relevant Group Member as required by the Board or such other form of tax election as required by the Board to achieve similar effect.

6. TAKEOVER, RECONSTRUCTION AND WINDING-UP

(1) Subject to Rule 6(4), if any person obtains Control of the Company as a result of making a general offer to acquire shares in the Company, or having obtained Control makes such an offer, the Board shall within 7 days of becoming aware thereof notify every Participant thereof and, subject to earlier lapse of the Award under Rules 5(4) or 5(6), an Award granted under Part B may be exercised in full, subject to Rule 5(8), within one month (or such longer period as the Board may permit) of such notification, and to the extent that it is not exercised within that period shall (notwithstanding any other provision of Part B) lapse on the expiration thereof. If the relevant Performance Condition has not already been met, an Award may only be exercised under this Rule 6(1) if the Committee (as constituted immediately before the change of Control) is satisfied that the performance of the Company has been satisfactory over the period from the Grant Date up to such change of Control.

(2) For the purposes of Rule 6(1), a person shall be deemed to have obtained Control of the Company if he and others acting in concert with him have together obtained Control of it.

(3) Subject to Rule 6(4), if any person becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the Companies Act 1985, or if the Court sanctions a compromise or scheme of arrangement under section 425 of the Companies Act 1985, or if the Company passes a resolution for voluntary winding up, or if an order is made for the compulsory winding up of the Company, the Board shall forthwith notify every Participant thereof and any Award granted under Part B may, subject to earlier lapse of the Award under Rules 5(4) or 5(6), be exercised in full, subject to Rule 5(8), within one month (or, and only, in the event of a compromise or scheme of arrangement, such longer period as the Board may permit) of such notification, and to the extent that it is not exercised within that period shall (notwithstanding any other provision of Part B), lapse on the expiration thereof. If the relevant

that the performance of the Company has been satisfactory over the period from the Grant Date up to such relevant event.

(4) If:

(a) the events referred to in this Rule 6 are part of an arrangement (a "**Reorganisation**") which will mean that the Company will be under the Control of another company or the business of the Company is carried on by another company; and

(b) the persons who owned the shares in the Company immediately before the change of Control will immediately afterwards own more than 75% of the shares in that other company;

then, unless the Committee determines otherwise, an Award shall not become exercisable or lapse as a result of that Reorganisation, but shall cease to relate to the shares in the Company and shall instead relate to such number of shares in the other company that have an equivalent market value as the shares in the Company to which the Award relates immediately prior to the Reorganisation (such market values to be determined by the Committee). These Rules shall continue to apply to the Award mutatis mutandis to take account of this alteration as the Committee shall reasonably determine.

7. VARIATION OF CAPITAL

In the event of any variation of the share capital of the Company (whenever effected), including a capitalisation issue, a rights issue, a sub-division or consolidation of shares and a reduction in capital, or a demerger, the payment of a capital dividend or other similar event which, in the opinion of the Committee, would affect the market value of shares subject to outstanding Awards to a material extent, the Committee may make such adjustments to the number of shares in respect of which any Award is subject as it considers appropriate. As soon as reasonably practicable after an adjustment is made under this Rule, the Board shall give notice in writing thereof to any Participant affected thereby.

8. ALTERATIONS

(1) Subject to Rules 8(2), 8(4) and 8(5), the Committee may at any time alter or add to Part B.

(2) Subject to Rule 8(3), no alteration or addition to the advantage of the persons to whom Awards may be granted may be made under Rule 8(1) to any of the provisions concerning eligibility, the limits on individual participation and the number of shares which may be issued under Part B, the terms of exercise, the rights attaching to the shares acquired, and the adjustment of Awards on a variation of capital without the prior approval by ordinary resolution of the Company in general meeting.

(3) Rule 8(2) above shall not apply to any minor alteration to benefit the administration of Part B, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants or any Group Member.

(4) No alteration or addition to the disadvantage of any Participant shall be made under Rule 8(1) above unless:

(a) the Board shall have invited every relevant Participant to give an indication as to whether or not he approves the alteration or addition, and

(b) the alteration or addition is approved by a majority of those Participants who have given such an indication.

(5) No alteration which solely relates to a Performance Condition subject to which an Award has been granted shall be made under Rule 8(1) above unless:

(a) there shall have occurred an event which shall have caused the Board reasonably to consider that the Performance Condition would not, without the alteration, achieve its original purpose; and

(b) the Board shall act fairly and reasonably in making the alteration;

(6) As soon as reasonably practicable after any alteration or addition is made under Rule 8(1) above, the Board shall give notice in writing thereof to any Participant affected thereby.

9. MISCELLANEOUS

(1) The rights and obligations of any Participant under the terms of his office or employment with any Group Member shall not be affected by his participation in Part B or any right which he may have to participate therein, and an individual who participates therein shall and does waive any and all rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under or be entitled to exercise any Award under Part B as a result of such termination. Selection to participate in one year does not confer any right to participate in future years.

(2) In the event of any dispute or disagreement as to the interpretation of Part B, or as to any question or right arising from or related to Part B, the decision of the Board shall be final and binding upon all persons.

(3) The Company and any Subsidiary may provide money to the trustees of any trust or any other person to enable them or him to acquire shares to be held for the purposes of Part B, or enter into any guarantee or indemnity for these purposes, to the extent permitted by section 153 of the Companies Act 1985.

(4) Any notice or other communication under or in connection with Part B may be given by personal delivery or by sending the same by post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Group Member, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment or in an electronic communication to the allocated corporate email address of that director or employee.

(5) No benefit received by a Participant under Part B shall be pensionable.

(6) Part B and all Awards granted under it shall be governed and construed in accordance with English law and the Courts of England and Wales shall have exclusive jurisdiction to hear any dispute.

SCHEDULE 1 TO PART B

Although not a requirement, it is contemplated that Awards will be made under this Schedule to persons who are subject to taxation in the United States at the Grant Date

1. **INTERACTION WITH PART B**

The provisions of Part B shall, save where otherwise specified below, apply as if set out in full in this schedule in relation to Awards granted under this schedule, with all references to Part B to be taken as to this schedule of Part B.

2. **DEFINITIONS**

For Awards granted under this schedule, unless the context otherwise requires:

"Award" means a right to receive Shares (whether by allotment or transfer) for nil payment subject to the terms and conditions of Part B;

"Participant" means a person who holds an Award;

"Performance Condition" means such other objective term(s) and/or requirement(s) that the Committee shall apply to the Award in addition to the terms set out in these Rules, the satisfaction of which shall determine the extent to which (if at all) an Award vests; and

"Prohibited Period" means any time when dealing in the Shares is prevented or restricted under the Model Code published by the UKLA, any other provision of the Listing Rules published by the UKLA, the City Code on Takeovers and Mergers or any other regulation or enactment.

3. **VESTING OF AWARD**

(1) Rule 5 of Part B shall not apply to Awards granted under this schedule, and instead, the provisions of this Rule 3 of this schedule shall apply.

(2) Subject to Rules 3(4)(a) and (c) and Rules 4(1) and 4(3) below, an Award will vest on the third anniversary of the Grant Date, unless this date is within a Prohibited Period in which case the Award shall vest on the day immediately after the ending of the Prohibited Period.

(3) Subject to the Committee using its discretion as provided for in Rule 3(4)(a) and (c) or in Rules 4(1) and 4(3) below, an Award may only vest to the extent that the Performance Condition has been satisfied.

(4) If any Participant ceases to be a director or employee of a Group Member, the following provisions apply in relation to any Award granted to him under this schedule:

(a) if he ceases to hold such office or employment by reason of injury, death, disability, ill health, redundancy (as defined in the Employment Rights Act 1996), or by reason only that his office or employment is in a company which ceases to be a Group Member, or relates to a business or part of a business which is transferred to a person who is not a Group Member, any Award shall lapse forthwith, unless the Committee determines otherwise, in which case the Award will vest immediately, subject to the provisions of Rule 4 below, to the extent determined by the Committee, including if they see fit having regard to the reason for cessation of employment and/or the extent to which the Performance Condition has been satisfied at the relevant date (taking into account where relevant, the fact that the period over which the Performance Condition would

(b) if he ceases to hold such office or employment by reason of his retirement on or after reaching the age at which he is bound to retire in accordance with the terms of his contract of employment, any Award shall lapse forthwith, unless the Committee determines otherwise, in which case the Award may vest on the later of his retirement and the third anniversary of the Grant Date (or at such earlier time provided for in Rule 4 below) to the extent determined by the Committee and having regard to the Performance Condition; or

(c) if he ceases for any other reason, any Award granted under Part B and held by that Participant shall lapse forthwith unless the Committee decides otherwise (in which case the provisions set out in Rule 3(4)(a) shall apply).

(5) A Participant shall not be treated for the purposes of Rule 3 as ceasing to be a director or employee of a Group Member until such time as he is no longer a director or employee of any Group Member.

(6) Notwithstanding any other provision of Part B, an Award granted under Part B may not vest after the expiration of the period of six years (or such shorter period as the Committee may have determined before the grant thereof) beginning with the Grant Date.

(7) Within 30 days after an Award has vested under Part B, the Board on behalf of the Company shall allot or procure the transfer to him (or a nominee for him) of the number of shares in respect of which the Award has vested unless the Board considers that allotment or transfer thereof would not be lawful in a relevant jurisdiction.

(8) An Award may not vest unless, in a case where a Group Member is obliged to (or would suffer a disadvantage if it were not to) account for any tax and/or for any social security contributions (in any jurisdiction) for which the person in question is liable by virtue of the vesting of the Award, (together, "**the Tax Liability**"), that person has either:

(a) made a payment to the Group Member of an amount equal to the Board's estimate of the Tax Liability; or

(b) entered into arrangements acceptable to that or another Group Member to secure that such a payment is made (whether by authorising the sale of some or all of the shares on his behalf and the payment to the Group Member of the relevant amount out of the proceeds of sale or otherwise).

(9) All shares allotted under Part B shall rank *pari passu* in all respects with the shares of the same class for the time being in issue save as regards any rights attaching to such shares by reference to a record date prior to the date of the allotment.

(10) If shares of the same class as those allotted under Part B are listed in the London Stock Exchange Official List, the Company shall apply to the London Stock Exchange for any shares so allotted to be admitted to that List.

(11) If the Board so requires, an Award may not vest unless a Participant enters into such joint election under Section 431 of the Income Tax (Earnings and Pensions) Act 2003 with the relevant Group Member as required by the Board or such other form of tax election as required by the Board to achieve similar effect.

4. **TAKEOVER, RECONSTRUCTION AND WINDING-UP**

(1) Subject to Rule 4(4) below, if any person obtains Control of the Company as a result of making a general offer to acquire shares in the Company, or having obtained Control makes such an offer, the Board shall within 7 days of becoming aware thereof notify every Participant thereof and, subject to earlier lapse of the Award under Rules 3(4) or 3(6) above, an Award granted under Part B will vest in full, subject to Rule 3(8) above, on the date of such notification, and to the extent that it does not so vest shall lapse on that same date. If the relevant Performance Condition has not already been met, an Award may only vest under this Rule 4(1) if the Committee (as constituted immediately before the change of Control) is satisfied that the performance of the Company has been satisfactory over the period from the Grant Date up to such change of control.

(2) For the purposes of Rule 4(1) above, a person shall be deemed to have obtained Control of the Company if he and others acting in concert with him have together obtained Control of it.

(3) Subject to Rule 4(4) below, if any person becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the Companies Act 1985, or if the Court sanctions a compromise or scheme of arrangement under section 425 of the Companies Act 1985, or if the Company passes a resolution for voluntary winding up, or if an order is made for the compulsory winding up of the Company, the Board shall forthwith notify every Participant thereof and any Award granted under Part B may, subject to earlier lapse of the Award under Rules 3(4) or 3(6) above, vest in full, subject to Rule 3(8) above, at the date of such notification, and to the extent that it does not so vest shall lapse on the same date. If the relevant Performance Condition has not already been met, an Award may only vest under this Rule 4(3) if the Committee (as constituted immediately before the relevant event) is satisfied that the performance of the Company has been satisfactory over the period from the Grant Date up to such relevant event.

(4) If:

(a) the events referred to in this Rule 4 are part of an arrangement (a "**Reorganisation**") which will mean that the Company will be under the Control of another company or the business of the Company is carried on by another company; and

(b) the persons who owned the shares in the Company immediately before the change of Control will immediately afterwards own more than 75% of the shares in that other company;

then, unless the Committee determines otherwise, an Award shall not vest or lapse as a result of that Reorganisation, but shall cease to relate to the shares in the Company and shall instead relate to such number of shares in the other company that have an equivalent market value as the shares in the Company to which the Award relates immediately prior to the Reorganisation (such market values to be determined by the Committee). These Rules shall continue to apply to the Award mutatis mutandis to take account of this alteration as the Committee shall reasonably determine.

5. **MISCELLANEOUS**

(1) The Board may satisfy its obligations under this schedule to US citizens by delivering American Depository Shares representing shares in the Company.

(2) Shares shall not be issued pursuant to an Award granted under this schedule to a US citizen, unless the vesting of the Award and the issuance and delivery of such shares, pursuant to such

Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended, applicable State securities laws, and the requirements of any stock exchange upon which shares or American Depository Shares may then be listed and, at the discretion of the Board, shall be further subject to approval of counsel for the Company with respect to such compliance. None of the Company or any of its subsidiaries or affiliates shall have any obligation to register any shares under the Securities Act or any applicable State law. Any stock certificates evidencing any share issued pursuant to this schedule may bear a legend indicating that the transferability of the certificate and the shares are restricted and subject to the terms and conditions contained in this section or otherwise.

(3) In connection with awards made to US citizens, Rules 2(2), 3(3)(b) and 9(1) of Part B shall not apply to this schedule to the extent prohibited by US federal or applicable State law.

(4) In connection with awards made to US citizens, in the event that a Group Member permits a Participant to satisfy a Tax Liability in respect of an Award granted pursuant to this schedule through the sale or withholding of some or all of the shares subject to such Award, such Tax Liability shall be based on the minimum amount of tax required to be withheld.

SCHEDULE 2 TO PART B: DUTCH AWARDS

1. **INTERACTION WITH PART B**

The provisions of Part B shall, save where otherwise specified, apply as if set out in full in this schedule in relation to Awards granted under this Part B, with all references to Part B to be taken as to be to this schedule of Part B.

2. **GRANT OF AWARDS**

(1) Awards shall only be granted under this schedule by the Committee or the Board on behalf of the Company, and not the Trustees.

(2) The Board or Committee may make it a condition of grant that a Participant signs, has signed or has agreed to sign a valid Dutch tax deferral election.

(3) Rule 3(2)(b) of Part B *(the wording "at any other time when the circumstances are considered by the Committee to be sufficiently exceptional to justify the grant thereof")* shall not apply to any Awards granted under this schedule.

3. **LIMITS**

Without prejudice to Rules 4(2) and 4(3) of Part B, the aggregate number of shares over which Awards may be granted under this schedule to all Participants during the term of Part B shall not exceed 10% of the issued ordinary share capital of the Company as at date of adoption of Part B.

4. **TAX INDEMNITY**

Without prejudice to the generality of Rule 5(8) of Part B, if any Group Member is obliged to (or would suffer a disadvantage if it were not to) account for any wages tax or social security contributions on the vesting of an Award granted under this schedule, the Participant will either make a payment to the relevant Group Member of an amount equal to such liability, or will permit any Group Member to withhold such amount from any other monies due to that Participant, or will enter into any arrangements acceptable to the Participant and the Group Member to secure that such a payment is made.

5. **SELLING RESTRICTION**

Participants who are resident in the Netherlands and who wish to offer for sale any shares in the Company acquired by the exercise of an Award granted under this schedule may only do so through a non-Dutch stock exchange and may not make any such offer to a person resident in the Netherlands.

Filtrona plc

FILTRONA SHARESAVE PLAN

Adopted by the Board of the Company on 12 May 2005

Inland Revenue Reference: [ ]

The Plan is a discretionary benefit offered by Filtrona for the benefit of its group's employees. Its purpose is to increase the interest of the employees in Filtrona's business goals and results through share ownership. The Plan is an incentive for the employees' future performance and commitment to the goals of Filtrona.

Shares purchased under the Plan and gains achieved by exercising options granted under the Plan are **not** part of salary (except to any extent required by statute).

The Plan is being offered for the first time in 2005 and the board of Filtrona shall have the right to decide, in its sole discretion, whether or not further options will be offered in the future and to which employees those options will be granted.

Participating in the Plan is an investment opportunity distinct from any employment contract. Participation in the Plan entails the risk associated with an investment. An individual who participates in the Plan is treated as being aware of such risks and accepts such risks of his own free will.

The detailed rules of the Plan are set out overleaf.

NEW BRIDGE STREET CONSULTANTS

CONTENTS

1. **DEFINITIONS AND INTERPRETATION**

1.1 In this Plan, unless the context otherwise requires:

"**Associated Company**" means an associated company of the Company as described in paragraph 47 of Schedule 3 except for the purpose of Rule 10.7 (*Meaning of ceasing employment*) when that expression shall have the meaning described in paragraph 35 of Schedule 3;

"**Board**" means the board of directors of the Company or a duly authorised committee of the Board or a duly authorised person;

"**Bonus Date**" means the date on which a bonus is payable under the relevant Savings Contract;

"**the Company**" means Filtrona plc (registered in England and Wales with registered number 5444653);

"**Contribution**" means a contribution under a Savings Contract;

"**Control**" means control within the meaning of Section 719 of ITEPA;

"**dealing day**" means a dealing day of either the London Stock Exchange or any other securities exchange on which Shares are quoted and from which the Option Price is determined;

"**Eligible Employee**" means a person who satisfies the conditions described in Rule 2.1 (*General rule on eligibility*);

"**Grant Date**" means the date on which an Option is granted;

"**Invitation**" means an invitation to apply for an Option as described in Rule 3 (*Invitations*);

"**ITEPA**" means the Income Tax (Earnings and Pensions) Act 2003;

"**Listing Rules**" means the Listing Rules published by the UKLA;

"**London Stock Exchange**" means London Stock Exchange plc or other successor body;

"**Option**" means a right to acquire Shares granted under the Plan;

"**Option Price**" means the price at which Shares may be acquired on the exercise of an Option as determined under Rule 6 (*Option Price*);

"**Participant**" means a person who holds an Option including his personal representatives;

"**Participating Company**" means:

(a) the Company; and

(b) any Subsidiary designated by the Board;

"**Plan**" means the Filtrona Sharesave Plan as amended from time to time;

"**Related Company**" means a company which is not under the Control of a single person, but

"**Rule**" means a rule of the Plan;

"**Savings Contract**" means an agreement under a certified contractual savings plan, within the meaning of paragraph 48(1) of Schedule 3, which has been approved by the Inland Revenue for the purposes of Schedule 3;

"**Schedule 3**" means Schedule 3 to ITEPA;

"**Shares**" means fully paid ordinary shares in the capital of the Company which satisfy the requirements of paragraphs 18 to 22 of Schedule 3, unless Rule 9.11 (*Shares ceasing to satisfy Schedule 3 requirements*) applies;

"**Specified Age**" means age 65;

"**Subsidiary**" means a body corporate which is a subsidiary (within the meaning of section 736 of the Companies Act 1985) of the Company and of which the Company has Control;

"**UKLA**" means the United Kingdom Listing Authority;

and expressions not otherwise defined in this Plan have the same meanings as they have in Schedule 3.

1.2 Any reference in the Plan to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

1.3 Expressions in italics and headings are for guidance only and do not form part of the Plan.

2. ELIGIBILITY

2.1 General rule on eligibility

An individual is eligible to be invited to apply for an Option only if:

(a) he is either an employee (but not a director) of a Participating Company or a director of a Participating Company who is required to work for the company for at least 25 hours a week (excluding meal breaks);

(b) he either satisfies the conditions in Rule 2.2 (*Individuals eligible*) or is nominated by the Board for this purpose; and

(c) he is not excluded from being granted an Option because of paragraph 11 of Schedule 3 (*material interest in a close company*).

2.2 Individuals eligible

The conditions referred to in Rule 2.1(b) are that:

(a) the individual shall have a qualifying period of continuous service (if any) with the Company or any Subsidiary from time to time as the Board may decide, such period to not exceed five years prior to the Grant Date; and

(b) the individual's earnings from the office or employment referred to in Rule 2.1(a) are (or would be if there were any) general earnings to which section 15 or section 21 of ITEPA applies (*earnings for year when employee resident and ordinarily resident in the UK*).

3. INVITATIONS

3.1 Issuing Invitations

The Board shall decide whether or not Invitations will be issued. If the Board decides to issue Invitations then it must issue an Invitation to each Eligible Employee.

3.2 Timing of Invitations

Invitations may be issued at any time but before the Board decides on the timing of the issue of Invitations it shall have regard to both the time when the Option Price may be determined under Rule 6.1 (*Option Price – timing of determination*) and any regulatory restrictions on both the issuing of such invitations and any subsequent grant of Options.

3.3 Content of Invitations

Each Invitation will specify:

(a) the date by which an application for an Option must be received (being not less than 14 days after the date of the Invitation unless otherwise agreed in advance with the Inland Revenue);

(b) the eligibility requirements;

(c) the Option Price (or the manner in which and the time when the Option Price will be calculated);

(d) any choice of Saving Contracts (in terms of the number of monthly Contributions payable) and Bonus Dates (where there is more than one possible Bonus Date in respect of a particular Savings Contract);

(e) the minimum monthly Contribution which must not be less than £5 nor more than £10;

(f) the maximum monthly Contribution, which must be not more than £250 or as otherwise specified in Schedule 3;

(g) if the bonus payable under a Savings Contract shall not be taken into account in determining the number of Shares made subject to an Option, then that fact.

4. APPLICATIONS

4.1 Form of application

An application for an Option shall be accompanied by an application for a Savings Contract in which the Eligible Employee must state:

(a) the Contribution he proposes to make;

(b) that his proposed Contribution, when added to any other Contribution he makes under any other Savings Contract, will not exceed the maximum permitted under Schedule 3;

(c) if he has a choice, the length of his Savings Contract; and

(d) if he has a choice, the Bonus Date.

4.2 Number of Shares under Option

An application for an Option shall be for an Option to acquire the largest whole number of Shares which could be acquired at the Option Price with an amount equal to the expected maximum number of Contributions plus the bonus payable under the relevant Savings Contract on the Bonus Date unless it was specified in the invitation that the bonus would not be included for this purpose.

4.3 **Effect of limit**

If there are applications for Options over more Shares than permitted under Rule 8 (*Limits*) then each application for an Option and a related Savings Contract shall be deemed to have been amended or withdrawn under Rule 5 (*Scaling back*).

If an Eligible Employee specifies in his application for a Savings Contract a proposed Contribution which, when added to any other Contribution he makes under any other Savings Contract, would exceed the maximum permitted in the related invitation then the Board is authorised to reduce the proposed Contribution to the maximum amount permitted.

5. **SCALING BACK**

If valid applications for Options are received for a total number of Shares which exceeds any limit in Rule 8 (*Limits*) then the Board shall scale back the applications using one or more of the following methods:

(a) by reducing the proposed Contributions by the same proportion provided that the reduced amount shall not be less than the minimum amount permitted under the relevant Savings Contract;

(b) by reducing the proposed Contributions successively by £1, £2, £3 and so on to an amount not less than the minimum amount permitted under the relevant Savings Contract;

(c) where relevant, by treating any application for a later Bonus Date under a Savings Contract as an application for an earlier Bonus Date under that Savings Contract; or

(d) by treating the expected repayment under a Savings Contract as not including a bonus.

If scaling back under the preceding provisions of this Rule does not make available sufficient Shares to allow all Eligible Employees who have made valid applications to be granted Options the Board may either select applications by lot or decide not to accept any applications on that occasion.

6. **OPTION PRICE**

6.1 **Option Price – timing of determination**

The Option Price may only be determined by reference to dealing days falling:

(a) within the period of 6 weeks starting on:

(i) the day on which the Plan is formally approved by the Inland Revenue under Schedule 3;

(ii) the dealing day after the day on which the Company announces its results for any

(iii) any day on which a new Savings Contract prospectus is announced or comes into force; or

(b) at any other time when the circumstances are considered by the Board to be sufficiently exceptional to justify the issuing of Invitations.

6.2 **Option Price – method of determination**

The Board will determine the Option Price which must be:

(a) not manifestly less than 80 per cent (or such other percentage as may be specified in paragraph 28(1) of Schedule 3) of the Market Value (as defined below) of a Share either:

(i) on a dealing day preceding the date on which Invitations are sent to Eligible Employees; or

(ii) on the date specified in the Invitation; and

(b) in the case of an Option to acquire Shares only by subscription, not less than the nominal value of those Shares.

For the purpose of this Rule, "**Market Value**" on any day means:

(a) if Shares are quoted in the London Stock Exchange Daily Official List:

(i) the middle-market quotation of Shares (as derived from that list) for that day;

(ii) if the Board decides, the average of the middle-market quotations of Shares (as derived from that list) over the 5 dealing days ending on that day; or

(iii) the middle-market quotation of the Shares (as derived from that list) on such other dealing day or days as may be agreed with the Inland Revenue;

(b) if paragraph (a) above does not apply, the market value (within the meaning of Part VIII of the Taxation of Chargeable Gains Act 1992) of a Share as agreed in advance for the purposes of the Plan with Inland Revenue Shares Valuation.

7. **GRANT OF OPTIONS**

7.1 **Grant procedure**

Subject to Rule 5 (*Scaling back*) and Rule 7.5 (*Approvals and consents)* the Board shall grant an Option to any individual who:

(a) has submitted a valid application for an Option; and

(b) is an Eligible Employee on the Grant Date.

7.2 **Restrictions on timing of grant of Options**

Options must be granted within 30 days (or 42 days if applications are scaled back) after the first day by reference to which the Option Price is set under Rule 6.1 but:

(a) not before the date on which the Inland Revenue approves the Plan for the purposes of

(b) later than [ ] 2015 (that is, the expiry of the period of 10 years beginning with the date on which the Plan is adopted by the Company).

7.3 **Method of satisfying options**

Unless specified to the contrary by the Board at the time of grant of an Option, an Option may be satisfied:

(a) by the issue of new Shares; and/or

(b) by the transfer of treasury Shares; and/or

(c) by the transfer of Shares other than the transfer of treasury Shares.

The Board may decide to change the way in which it is intended that an Option may be satisfied after it has been granted, having regard to the provisions of Rule 8 *(Limits)*.

7.4 **Non-transferability and bankruptcy**

An Option granted to any person:

(a) shall not be transferred, assigned, charged or otherwise disposed of by him except on his death to his personal representatives; and

(b) shall lapse if he is declared bankrupt.

7.5 **Approvals and consents**

The grant of any Option shall be subject to obtaining any approval or consent required under the Listing Rules, any relevant share dealing code of the Company, the City Code on Takeovers and Mergers, or any other relevant UK or overseas regulation or enactment.

8. **LIMITS**

8.1 **10 per cent. in 10 years limit**

No Option shall be granted in any calendar year which would, at the time it is granted, cause the number of Shares allocated (as defined in Rule 8.2) in the period of 10 calendar years ending with that year under the Plan or under any other employee share plan adopted by the Company to exceed such number as represents 10 per cent. of the ordinary share capital of the Company in issue at that time.

8.2 **Meaning of "allocated"**

For the purposes of Rule 8.1:

(a) Shares are allocated:

(i) when an option, award or other contractual right to acquire unissued Shares or treasury Shares is granted;

(ii) where Shares are issued or treasury Shares are transferred otherwise than pursuant to an option, award or other contractual right to acquire Shares, when those Shares are issued or treasury Shares transferred;

(b) any Shares which have been issued or which may be issued (or any Shares transferred out of treasury or which may be transferred out of treasury) to any trustees to satisfy the exercise of any option, award or other contractual right shall be treated as allocated; and

(c) for the avoidance of doubt, existing Shares other than treasury Shares that are transferred or over which options, awards or other contractual rights are granted shall not count as allocated.

8.3 **Post-grant events affecting numbers of "allocated" Shares**

For the purposes of Rule 8.2:

(a) where:

(i) any option, award or other contractual right to acquire unissued Shares or treasury Shares is released or lapses (whether in whole or in part); or

(ii) after the grant of an option, award or other contractual right the Board determines that it shall be satisfied by the transfer of existing Shares (other than Shares transferred out of treasury)

the unissued Shares or treasury Shares which consequently cease to be subject to the option, award or other contractual right from time to time or absolutely (as appropriate) shall not count as allocated;

(b) the number of Shares allocated in respect of an option, award or other contractual right shall be such number as the Board shall reasonably determine from time to time.

8.4 **Board limit**

The Board may impose a limit on the number of Shares over which Options may be granted on any particular occasion.

8.5 **Effect of limits**

Any Option shall be limited and take effect so that the limits in this Rule 8 are not exceeded.

9. EXERCISE OF OPTIONS

9.1 General prohibition on exercise before the Bonus Date

An Option may not be exercised before the Bonus Date except where Rule 10 (*Leavers and deceased Participants*) or Rule 11 (*Takeovers and other corporate events)* applies.

9.2 Restriction on exercise: material interest in a close company

Regardless of any other Rule, a Participant shall not exercise an Option at any time when he is ineligible to participate in the Plan because of paragraph 11 of Schedule 3 *(material interest in a close company)*.

9.3 Long stop date for exercise

Unless Rule 10.1 *(Deceased Participants)* applies, an Option shall not be capable of exercise later than 6 months after the Bonus Date and, if not exercised, it shall lapse at the end of that period.

9.4 No exercise on early cessation of savings

Regardless of any other rule of this Plan, where, before an Option has become capable of exercise, the Participant:

(a) gives notice that he intends to stop paying Contributions under the related Savings Contract;

(b) is deemed under the terms of the Savings Contract to have given such notice (*for example, for missing more than 6 consecutive monthly Contributions*); or

(c) makes an application for repayment of the Contributions paid under it

the Option shall not become exercisable and shall immediately lapse.

9.5 Limitation on exercise

The amount paid for Shares on the exercise of an Option shall not exceed the amount of the Contributions made under the related Savings Contract before the date of exercise together with any interest or bonus paid under that Savings Contract.

9.6 Option only exercisable once

An Option shall not be capable of being exercised more than once.

9.7 Method of exercise

The exercise of any Option shall be effected in the form and manner prescribed by the Board, and subject to the prior approval of the Inland Revenue. Unless the Board, acting fairly and reasonably, determines otherwise, any notice of exercise shall take effect only when the Company receives it together with payment of the relevant aggregate Option Price.

9.8 Restriction on use of unissued Shares or treasury Shares

No Shares may be issued or treasury Shares transferred to satisfy the exercise of any Option to

Rule 8.2 (*Meaning of "allocated"*) and adjusted under Rule 8.3 (*Post-grant events affecting numbers of "allocated" Shares*)) to exceed the limit in Rule 8.1 (*10 per cent. in 10 years limit*).

9.9 Allotment and transfer timetable

Within 30 days after an Option has been exercised by a Participant, the Board shall allot to him (or a nominee for him) or, if appropriate, transfer or procure the transfer to him (or a nominee for him) of the number of Shares in respect of which the Option has been exercised, provided that the Board considers that the issue or transfer of those Shares would be lawful in all relevant jurisdictions.

9.10 Share rights

All Shares allotted under the Plan shall rank equally in all respects with Shares then in issue except for any rights attaching to such Shares by reference to a record date before the date of the allotment.

Where Shares are transferred under the Plan, Participants will be entitled to any rights attaching to such Shares by reference to a record date on or after the date of such transfer.

9.11 Shares ceasing to satisfy Schedule 3 requirements

If at any time the Shares cease to satisfy the requirements of paragraphs 18 to 22 of Schedule 3 (*fully paid up, unrestricted, ordinary share capital*):

(a) an Option may be exercised regardless of that fact (but subject to the other provisions of the Plan); and

(b) the Company shall notify the Inland Revenue as soon as practicable (which may withdraw its approval of the Plan under Schedule 3).

10. LEAVERS AND DECEASED PARTICIPANTS

10.1 Deceased Participants

If a Participant dies:

(a) before the Bonus Date then his Option may be exercised by his personal representatives during the period of 12 months after his death and, if not exercised, it shall lapse at the end of that period; or

(b) on or within 6 months after the Bonus Date then his Option may be exercised by his personal representatives during the period of 12 months after the Bonus Date and, if not exercised, it shall lapse at the end of that period.

10.2 Injury, disability, redundancy, retirement and transfer out of the group

If a Participant ceases to be a director or employee of a Participating Company by reason of:

(a) injury, disability or redundancy (within the meaning of the Employment Rights Act 1996); or

(b) retirement on reaching the Specified Age or any other age at which he is bound to retire under his contract of employment;

(c) his office or employment being with a company of which the Company ceases to have Control or which ceases to be a Related Company; or

(d) the business or part of a business in which he works being transferred to a person who is not an Associated Company, a company of which the Company has Control, nor a Related Company

he may, subject to Rule 9.3 (*Long stop date for exercise)*, exercise his Option during the period of 6 months after such cessation and, if not exercised it shall, subject to Rule 10.1 (*Deceased Participants*), lapse at the end of that period.

10.3 **Cessation of employment in other circumstances on or before third anniversary**

If a Participant ceases to be a director or employee of a Participating Company on or before the third anniversary of the Grant Date for a reason other than one of those specified in Rule 10.1 (*Deceased Participants*) or Rule 10.2 (*Injury, disability, redundancy, retirement and transfer out of the group*) then his Option shall lapse on such cessation.

10.4 **Cessation of employment after third anniversary**

If a Participant ceases to be a director or employee of a Participating Company after the third anniversary of the Grant Date for any reason (other than dismissal for misconduct) he may, subject to Rule 9.3 (*Long stop date for exercise)*, exercise his Option during the period of 6 months following such cessation and if not exercised it shall, subject to Rule 9.1 (*Deceased Participants*), lapse at the end of that period.

10.5 **Employment by Associated Company**

If, on the Bonus Date, a Participant holds an office or employment with a company which is not a Participating Company but which is an Associated Company or a company of which the Company has Control, he may exercise his Option on and within 6 months after the Bonus Date and if not exercised it shall, subject to Rule 10.1 (*Deceased Participants*), lapse at the end of that period.

10.6 **Participant reaching Specified Age**

If a Participant continues to be a director or employee of a Participating Company after the date on which he reaches the Specified Age, he may, subject to Rule 9.3 (*Long stop date for exercise)*, exercise his Option within 6 months after reaching that age.

10.7 **Meaning of ceasing employment**

A Participant shall not be treated for the purposes of Rule 10 (*Leavers and deceased Participants*) as ceasing to be a director or employee of a Participating Company until he ceases to be a director or employee of the Company, any Associated Company, any company under the Control of the Company and any Related Company.

11. **TAKEOVERS AND OTHER CORPORATE EVENTS**

11.1 **General offers**

If any person (or any group of persons acting in concert):

(a) obtains Control of the Company as a result of making a general offer to acquire shares in the Company; or

(b) having obtained Control of the Company makes such an offer and that offer becomes unconditional in all respects

the Board shall within 7 days after becoming aware of that event notify every Participant of it and, subject to Rule 9.3 (*Long stop date for exercise*), Rule 10 (*Leavers and deceased Participants*) and Rule 11.7 (*Internal reorganisations*), any Option may be exercised within one month after such notification or such longer period as the Board may permit, provided such period is not later than 6 months after such person has obtained Control of the Company or such offer has become unconditional in all respects (as appropriate).

11.2 **Compulsory acquisition**

In the event that any person becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the Companies Act 1985 the Board shall, as soon as practicable, notify every Participant of that event and, subject to Rule 9.3 (*Long stop date for exercise*), Rule 10 (*Leavers and deceased participants*) and Rule 11.7 (*Internal reorganisations*), any Option may be exercised at any time when that person remains so bound or entitled, but to the extent that it is not exercised within that period an Option shall (regardless of any other provision of the Plan) lapse at the end of that period.

11.3 **Scheme of arrangement**

In the event that under section 425 of the Companies Act 1985 (or other local procedure which the Inland Revenue agrees is equivalent) a court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction or amalgamation of the Company the Board shall, as soon as practicable, notify every Participant of that event and, subject to Rule 9.3 (*Long stop date for exercise*), Rule 10 (*Leavers and deceased participants*) and Rule 11.7 (*Internal reorganisations*), any Option may be exercised within six months after such court sanction, but to the extent that it is not exercised within that period an Option shall (regardless of any other provision of the Plan) lapse at the end of that period.

11.4 **Voluntary winding up**

In the event that the Company passes a resolution for voluntary winding up the Board shall, as soon as practicable, notify every Participant of that event and, subject to Rule 9.3 (*Long stop date for exercise*), Rule 10 (*Leavers and deceased participants*) and Rule 11.7 (*Internal reorganisations*), any Option may be exercised within six months after the passing of the resolution for the winding up, but to the extent that it is not exercised within that period an Option shall (regardless of any other provision of the Plan) lapse at the end of that period.

11.5 **Option rollover: general provisions**

If any company ("**the acquiring company**"):

(a) obtains Control of the Company as a result of making a general offer to acquire:

(i) the whole of the issued ordinary share capital of the Company (other than that

(ii) all the Shares (other than those already owned by it); or

(b) obtains Control of the Company under a compromise or arrangement sanctioned by the court under section 425 of the Companies Act 1985 (or other local procedure which the Inland Revenue agrees is equivalent); or

(c) becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of that Act

any Participant may, at any time within the relevant period specified under paragraph 38(3) of Schedule 3, by agreement with the acquiring company, release any Option ("**the Old Option**") in consideration of the grant to him of an Option ("**the New Option**") which, for the purposes of paragraph 39 of Schedule 3, is equivalent to the Old Option but relates to shares in a different company (whether the acquiring company itself or some other company falling within paragraph 18(b) or (c) of Schedule 3).

11.6 **Option rollover: interpretation of Rules**

Where a New Option is granted under Rule 11.3 (*Option rollover: general provisions*) the following terms of the Plan shall, in relation to the New Option, be construed as if:

(a) except for the purposes of the definitions of "Participating Company" and "Subsidiary" in Rules 1.1 (*Definitions*), the expression "the Company" were defined as "a company whose shares may be acquired by the exercise of options granted under the Plan";

(b) the Savings Contract made in connection with the Old Option had been made in connection with the New Option;

(c) the Bonus Date in relation to the New Option were the same as that in relation to the Old Option; and

(d) Rule 13.2 (*Shareholder approval*) were omitted.

11.7 **Internal reorganisations**

In the event that:

(a) an offer (as referred to in Rule 11.1 (*General offers*)) is made or a compromise or arrangement (as referred to in Rule 11.3 (*Scheme of arrangement*)) is proposed which is expected to result in the Company becoming controlled by a new company (the "**New Company**"); and

(b) at least [75]% of the shares in the New Company are expected to be held by persons who immediately before the offer or proposal was made were shareholders in the Company; and

(c) the Board and the New Company agree that this Rule should apply

then an Option shall not become exercisable under Rule 11.1 (*General offers*) or Rule 11.3 (*Schemes of arrangement*) but shall be automatically surrendered within the relevant period specified in paragraph 38(3) of Schedule 3 in consideration for the grant of a new option which, for the purposes of paragraph 39(4) of Schedule 3, is equivalent to the Old Option but relates to shares in the New Company and Rule 11.6 (*Option rollover: interpretation of Rules*) other than Rule 11.6(d) will apply.

12. ADJUSTMENT OF OPTIONS

12.1 General rule

Subject to Rule 12.3 (*Inland Revenue approval*), in the event of any variation of the share capital of the Company, the Board may make such adjustments as it considers appropriate under Rule 12.2 (*Method of adjustment*).

12.2 Method of adjustment

An adjustment made under this Rule shall be to one or more of the following:

(a) the number of Shares in respect of which any Option may be exercised;

(b) subject to Rule 12.4 (*Adjustment below nominal value*), the Option Price; and

(c) where an Option has been exercised but no Shares have been allotted or transferred after such exercise, the number of Shares which may be so allotted or transferred and the price at which they may be acquired.

12.3 Inland Revenue approval

At a time when the Plan is approved by the Inland Revenue under Schedule 3, no adjustment under Rule 12.2 (*Method of adjustment*) shall be made without the prior approval of the Inland Revenue.

12.4 Adjustment below nominal value

An adjustment under Rule 12.2 (*Method of adjustment*) may have the effect of reducing the Option Price of those Options to be satisfied by the subscription of Shares to less than the nominal value of a Share, but only if and to the extent that the Board is authorised:

(a) to capitalise from the reserves of the Company a sum equal to the amount by which the nominal value of the Shares in respect of which the Option is exercised exceeds the Option Price; and

(b) to apply that sum in paying up that amount on such Shares;

so that on the exercise of any Option in respect of which such a reduction shall have been made the Board shall capitalise that sum (if any) and apply it in paying up that amount.

13. ALTERATIONS

13.1 General rule

Except as described in Rule 13.2 (*Shareholder approval*) and 13.4 (*Alterations to disadvantage of Participants*), the Board may at any time alter the Plan or the terms of any Option granted under it. If an alteration is made to a key feature (as defined in paragraph 42(2B) of Schedule 3) of the Plan at a time when the Plan is approved by the Inland Revenue under Schedule 3, the alteration will not have effect unless and until either the Inland Revenue has approved the alteration or the Board resolves that the alteration shall take effect even if this causes the Plan to cease to be approved under Schedule 3.

13.2 **Shareholder approval**

Except as described in Rule 13.3 (*Exceptions to shareholder approval*), no alteration to the advantage of an individual to whom an Option has been or may be granted shall be made under Rule 13.1 (*General rule on alterations*) to the provisions concerning:

(a) eligibility;

(b) the individual limits on participation;

(c) the overall limits on the issue of Shares or the transfer of treasury Shares under the Plan;

(d) the basis for determining a Participant's entitlement to, and the terms of, Shares provided under the Plan;

(e) the adjustments that may be made in the event of a rights issue or any other variation of capital; and

(f) the terms of this Rule 13.2

without the prior approval by ordinary resolution of the members of the Company in general meeting.

13.3 **Exceptions to shareholder approval**

Rule 13.2 (*Shareholder approval*) shall not apply to any minor alteration to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Participants, the Company, any company of which the Company has Control or any Associated Company or any Related Company.

13.4 **Alterations to disadvantage of Participants**

No alteration to the material disadvantage of any Participant shall be made under Rule 13.1 unless:

(a) the Board shall have invited every relevant Participant to indicate whether or not he approves the alteration; and

(b) the alteration is approved by a majority of those Participants who have given such an indication.

14. **MISCELLANEOUS**

14.1 **Employment**

The rights and obligations of any individual under the terms of his office or employment with the Company, any Associated Company, any company of which the Company has Control or a Related Company shall not be affected by his participation in the Plan or any right which he may have to participate in it. An individual who participates in the Plan waives any and all rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under or be entitled to exercise any option under the Plan as a result of

upon any individual who participates in it. The issuing of an Invitation and the grant of an Option does not imply that any further Invitations or grants of Options will be made nor that a Participant has any right receive such an Invitation or be granted any Option.

14.2 **Dispute**

In the event of any dispute or disagreement as to the interpretation of the Plan, or as to any question or right arising from or related to the Plan, the decision of the Board shall be final and binding upon all persons.

14.3 **Notices**

Any notice or other communication under or in connection with the Plan may be given:

(a) by personal delivery or by post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Participating Company or an Associated Company or a Related Company (or former Participating Company or Associated Company or a Related Company), either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment; or

(b) in an electronic communication to their usual business address or such other address for the time being notified for that purpose to the person giving the notice; or

(c) by such other method as the Board determines.

14.4 **Third Parties**

No third party has any right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Plan.

14.5 **Benefits not pensionable**

Benefits provided under the Plan shall not be pensionable.

14.6 **Governing law**

The Plan and all Options shall be governed by and construed in accordance with the law of England and Wales and the Courts of England and Wales have exclusive jurisdiction to hear any dispute.

FILTRONA PLC

DEFERRED ANNUAL SHARE BONUS PLAN

Adopted by the Board of the Company on 12 May 2005

New Bridge Street Consultants
20 Little Britain
London EC1A 7DH

CONTENTS

1. DEFINITIONS AND INTERPRETATION

(1) In this Scheme, unless the context otherwise requires:-

"**the Award**" means a conditional right to receive existing issued ordinary shares in the Company upon the terms and restrictions set out in the Scheme;

"**the Award Date**" means the date on which an Award was granted;

"**the Board**" means the Board of Directors of the Company or a committee appointed by them;

"**the Company**" means Filtrona plc (registered in England and Wales No. 5444653);

"**Control**" means control within the meaning of Section 719 of the Income Tax (Earnings and Pensions) Act 2003;

"**the Listing Rules**" means the listing rules published by the United Kingdom Listing Authority from time to time;

"**the London Stock Exchange**" means the London Stock Exchange plc or other successor body;

"**the Model Code**" means the Model Code on Directors' dealings in securities as set out in the the Listing Rules;

"**Participant**" means a person who holds an Award granted under the Plan;

"**Participating Company**" means the Company or any Subsidiary;

"**the Plan**" means the Filtrona Deferred Annual Share Bonus Plan in its present form or as from time to time amended in accordance with the provisions of these Rules;

"**Subsidiary**" means a body corporate which is a subsidiary of the Company (within the meaning of section 736 of the Companies Act 1985);

"**the Takeover Code**" means the Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers, as from time to time modified, extended or reissued;

"**the Third Anniversary**" means the 1 March in the third calendar year after the calendar year in which the Award Date falls;

"**Trustee**" means the trustee or trustees from time to time of any trust deed established for the benefit of employees of the Company and its Subsidiaries which is operated in conjunction with the Plan.

(2) Any reference in this Plan to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

(3) Headings are for guidance only and do not form part of the Plan.

2. **ELIGIBILITY**

A person is eligible to be granted an Award if (and only if) he is an employee (including a director who is also an employee) of a Participating Company.

3. **GRANT OF AWARDS**

(1) Subject to sub-rule (5) of this Rule and to Rule 4 below the Board may at any time recommend that the Trustee grants an Award upon the terms set out in the Plan and upon such other terms as the Board may specify to any person who is eligible to be granted an Award in accordance with Rule 2 above.

(2) No consideration shall be payable for the grant of Awards and accordingly Awards shall be granted under seal.

(3) An Award shall consist of a right for the Participant to receive existing issued ordinary shares in the Company for nil payment. Such right shall be conditional upon the Award not lapsing pursuant to sub-rule (4) of this Rule or Rule 5(3) below;

(4) Subject to sub-rule 5(2) below, an Award shall not be capable of being transferred or assigned. If a Participant does or suffers any act or thing whereby he would or might be deprived of the legal or beneficial ownership of an Award, the Award shall lapse forthwith.

(5) The grant of an Award shall be subject to the provisions of the Model Code and to obtaining any approval or consent required under the provisions of the Listing Rules or the Takeover Code, or of any other regulation or enactment applicable to such grant.

4. **LIMITS**

(1) Subject to sub-rule (2) of this Rule, the number of shares subject to an Award granted to a Participant in any financial year of the Company shall be determined at the time an Award is granted, based upon the Board's assessment of the performance, in the preceding financial year of the Company, of the Participant and/or the Company and/or the business in which the Participant worked.

(2) The aggregate market value of shares which may be subject to Awards granted to a Participant in any financial year of the Company may not exceed 100% of his basic salary as at the Award Date.

(3) For the purposes of this Rule, the market value of a share shall be taken to be the middle market quotation of a share of the relevant class in the Company on the dealing day last preceding the Award Date (or on such other dealing day within the 30 days preceding the Award Date as the Board may specify).

5. **TRANSFER OF SHARES**

(1) Subject to sub-rules (2), (3), (6) and (7) of this Rule and to Rule 6 below, the Trustee shall procure that the shares subject to an Award are transferred to a Participant as soon as reasonably practicable after the Third Anniversary.

(2) If any Participant dies at a time when he holds an Award, and is a director or employee of a Participating Company up to the time of his death, the Company shall procure the transfer to

his personal representatives of the shares subject to the Award as soon as reasonably practicable after the date of his death.

(3) If, prior to the transfer pursuant to Rule 5(1) above of the shares which are the subject of an Award, any Participant ceases to be a director or employee of a Participating Company (otherwise than by reason of his death) or gives or receives notice to terminate (whether with immediate effect or after a period of time) his office as a director of or his employment with a Participating Company, or is suspended from such office or employment with a Participating Company, the following provisions apply in relation to any Award granted to him:

(a) if he so ceases by reason only that his office or employment is in a company which ceases to be a Participating Company, or relates to a business or part of a business which is transferred to a person who is not a Participating Company then in any such case the Trustee shall procure the transfer to the Participant of the shares subject to the Award as soon as reasonably practicable after he so ceases;

(b) if he so ceases by reason of retirement on or after reaching contractual retirement age, the Trustee shall procure the transfer to the Participant of the shares subject to the Award as soon as reasonably practicable after the Third Anniversary, provided that an Award shall lapse immediately and no shares shall be transferred if prior to the Third Anniversary the Participant becomes a director or an employee of a company which, in the opinion of the Board, is a competitor of any Participating Company;

(c) if for any reason not within paragraph (a) or (b) above, he so ceases or he gives or receives notice to terminate (whether with immediate effect or after a period of time) his office as a director of or his employment with a Participating Company, or is suspended from his office or employment with a Participating Company (whether or not such cessation, notice or suspension is lawful under his service agreement, employment contract or terms of appointment as a director), the Award shall lapse immediately and no shares shall be transferred to the Participant unless the Board decides otherwise (in which case the Board shall have an absolute discretion as to the number of shares, if any, which are transferred to the Participant and as to when they are transferred).

(4) A Participant shall not be treated for the purpose of sub-rule (3) of this Rule as ceasing to be a director or employee of a Participating Company or as having given or received notice to terminate his office or employment therewith or as being suspended therefrom until, as the case may be, such time as he is no longer a director or employee of any of the Participating Companies or will on the expiry of such notice (whether or not the same was lawful) be a director or employee of none of them or the suspension is from the only office as director and/or employment with any of them that he has.

(5) No Award shall confer any beneficial interest in any share subject to it prior to the Participant (or his personal representatives, pursuant to sub-rule 5(2) of this Rule) or his (or their) nominee being registered as the holder of the share and, for the avoidance of doubt, no Participant (nor his personal representatives) shall be entitled to any dividends paid or any other distribution made, or to exercise or direct the exercise of any votes or any other rights, in respect of any such share by reference to a record date before he (or they) or his (or their) nominee is registered as the holder of the shares.

(6) No transfer of shares shall be made under the Plan if the Board considers that it would not be lawful or practicable in the relevant jurisdiction.

(7) In a case where the Trustee or any company is obliged to account for any tax and/or any social security contributions which is or are recoverable from a Participant (together, the "**Tax Liability**") and for which that Participant is liable by virtue of the transfer of shares, the Trustee shall not be obliged to procure the transfer of the shares unless it or a Participating Company has received, on or prior to the transfer of the shares, payment from the Participant of an amount not less than the Tax Liability or unless that Participant has entered into arrangements acceptable to the Trustee or a Participating Company to ensure that such a payment is made (whether by authorising the sale of some or all of the shares on his behalf and the payment to the employing company of an amount equal to the Tax Liability out of the proceeds of sale or otherwise).

(8) The transfer of shares under the Plan shall be subject to the provisions of the Model Code and to obtaining any approval or consent referred to in Rule 3(5) above. Where the transfer of shares pursuant to an Award is prohibited pursuant to the Model Code at any time, such transfer shall instead take place as soon as reasonably practicable after it is no longer prohibited by the Model Code.

6. TAKEOVER, RECONSTRUCTION AND WINDING-UP

(1) As soon as reasonably practicable after any person obtains Control of the Company the Trustee shall (even if the Third Anniversary or an event giving rise under Rules 5(2) or 5(3)(a) to an obligation to procure a transfer has not occurred but not if that Award has already lapsed pursuant to Rule 5(3)(b) above or the relevant shares have already been transferred to the Participant) procure the transfer to a Participant of the shares subject to that Award.

(2) For the purposes of sub-rule 6(1) above, a person shall be deemed to have or to have obtained Control of the Company if he and others who are under the Takeover Code considered to be acting in concert with him have together, or have together obtained, Control of it.

(3) If:

(a) any person becomes bound or entitled to acquire shares in the Company under sections 428 to 430F of the Companies Act 1985;

(b) under section 425 of that Act the Court sanctions a compromise or arrangement proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies as a result of which another body corporate will obtain Control of the Company;

(c) a resolution is passed for voluntary winding up of the Company; or

(d) an order is made for the compulsory winding up of the Company;

the Trustee shall (even if the Third Anniversary or an event giving rise under Rules 5(2) or 5(3)(a) to an obligation to procure a transfer has not occurred but not if that Award has already lapsed pursuant to Rule 5(3)(b) above or the relevant shares have already been transferred to the Participant) procure the transfer to a Participant of the shares subject to an Award.

7. VARIATION OF CAPITAL

(1) Subject to sub-rules (2) and (3) below, in the event of any increase or variation of the share capital of the Company (whether by means of consolidation, subdivision, capitalisation or rights issue or otherwise and whenever effected) the Trustee, with the prior written consent of the Board, may make such adjustments (if any) as it considers appropriate to the number of shares which are the subject of an Award.

(2) As soon as reasonably practicable after making any adjustment under sub-rule (1) above, the Trustee shall give notice in writing to any Participant affected thereby.

8. ALTERATIONS

(1) Subject to sub-rules (2) and (3) of this Rule, the Board may at any time amend this Plan.

(2) No amendment shall be made under sub-rule (1) above to the terms of an Award which has been granted by the Trustee without the prior written consent of the Trustee.

(3) No amendment to the disadvantage of any Participant shall be made under sub-rule (1) of this Rule unless:-

(a) the Board shall have invited every relevant Participant to give an indication as to whether or not he approves the alteration, and

(b) the alteration is approved by a majority of those Participants who have given such an indication.

(4) As soon as reasonably practicable after any amendment under sub-rule (1) above, the Board shall give written notice thereof to the Trustee and any Participant which in its opinion is materially affected thereby.

9. MISCELLANEOUS

(1) The rights and obligations of any individual under the terms of his office or employment with any Participating Company shall not be affected by his participation in the Plan or any right which he may have to participate therein, and an individual who participates therein shall, as a term of the grant of any Award, waive any and all rights to compensation or damages in consequence of the termination of his office or employment for any reason whatsoever insofar as those rights arise or may arise from his ceasing to have rights under or be entitled to exercise any Award under the Plan as a result of such termination.

(2) In the event of any dispute or disagreement as to the interpretation of the Plan, or as to any question or right arising from or related to the Plan, the decision of the Board shall be final and binding upon all persons.

(3) The Company and any Subsidiary may provide money to the trustee of any trust or any other person to enable them or him to acquire shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by section 153 of the Companies Act 1985.

(4) The Trustee or any Participating Company may withhold any amounts or make such arrangements as they consider necessary to meet or recover any liability of the Trustee or any

avoidance of doubt any tax liability incurred by a Participant in respect of an Award shall remain his sole responsibility.

(5) This Plan and all Awards granted under it shall be governed by the laws of England and any dispute arising under or in respect of this Scheme or any such Award shall be subject to the exclusive jurisdiction of the Courts of England.

Strictly private & confidential

DRAFT 3a, 17.05.05

Not for release, publication or distribution in or into US, Australia, Canada, Japan, Malaysia or New Zealand

For immediate release • 2005

Proposed Acquisition of Belgium PLC

by Scotland plc

Summary

- The Directors of Scotland and Belgium are pleased to announce that they have reached agreement on the terms of a recommended proposal whereby Scotland will acquire, for cash, the entire issued and to be issued share capital of Belgium

- The consideration payable under the Proposed Acquisition will be • pence for each Belgium Share, valuing the existing issued share capital of Belgium at approximately £• million

- The proposal represents a premium of approximately • per cent. to the Closing Price of • pence per Belgium Share on •, the last business day prior to the date of this announcement

- The Proposed Acquisition will be effected by means of a scheme of arrangement under section 425 of the Companies Act 1985, subject to Court and Belgium Shareholder approval

- Belgium Shareholders holding, in aggregate, approximately • per cent. of the issued share capital of Belgium have irrevocably undertaken, or otherwise stated their intention, to vote in favour of the Proposed Acquisition

- Belgium is a well established business with a strong customer following. The acquisition of Belgium's 12 stores will complement Scotland's existing store portfolio and, with little overlap, strengthen Scotland's nationwide coverage creating a combined business with more than [64] stores

- The Scotland Directors believe significant financial benefits can be gained through offering an enhanced customer proposition and bringing Belgium's operating structure in line with Scotland's

- The Scotland Directors believe that Belgium could benefit from Scotland's existing and potential purchasing power with suppliers and concessionaires. The selective introduction of Scotland's private label product offer into Belgium's store would also generate further benefits

- Commenting on the Proposed Acquisition, •, Chief Executive of Scotland, said:

  "This is a significant and exciting step in Scotland's growth story. Belgium brings to our portfolio a strong presence in the Midlands where we have previously been under-represented and have been looking to develop. We look forward to working with Belgium to build on its loyal and discerning customer base."

- Commenting on the Proposed Acquisition •, Chief Executive of Belgium, said:

  "[to be drafted]"

Enquiries:

Scotland •
•, Chief Executive
•, Deputy Chief Executive and Finance Director

Dresdner Kleinwort Wasserstein **020 7623 8000**
Charles Batten, Managing Director
Christopher Baird, Director

Brunswick **020 7404 5959**
Jonathan Glass
Rupert Young

Belgium **[ ]**
[ ]

HSBC **[ ]**
John Mellett

[Belgium's PR]
[ ] **[ ]**

This summary should be read in conjunction with the full text of the attached announcement. The Proposed Acquisition will be subject to the conditions set out in Appendix I to the full announcement and to the full terms and conditions which will be set out in the Scheme Circular.

Appendix II contains the sources and bases of information used in this announcement.

Appendix III contains the definition of certain expressions used in this announcement.

Dresdner Kleinwort Wasserstein Limited ("Dresdner Kleinwort Wasserstein"), which is authorised and regulated by the Financial Services Authority, is acting for Scotland and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Scotland for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein, or for affording advice in relation to the contents of this announcement or any matters referred to herein.

HSBC Bank plc ("HSBC"), which is authorised and regulated by the Financial Services Authority, is acting for Belgium and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Belgium for providing the protections afforded to customers of HSBC, or for affording advice in relation to the contents of this announcement or any matters referred to herein.

Strictly private & confidential

Not for release, publication or distribution in or into US, Australia, Canada, Japan, Malaysia or New Zealand

For immediate release **• 2005**

Proposed Acquisition of Belgium PLC

by Scotland plc

1. Introduction to the Proposed Acquisition

The Directors of Scotland and Belgium are pleased to announce that they have reached agreement on the terms of a recommended proposal whereby Scotland will acquire, for cash, the entire issued and to be issued share capital of Belgium (other than Belgium Shares already held by the Scotland Group (if any)), by means of a scheme of arrangement under section 425 of the Companies Act.

If the Proposed Acquisition proceeds, Scotland will pay to Belgium Shareholders a consideration of • pence per Belgium Share. There are • Belgium Shares (including existing issued shares and shares which may be issued as a result of the exercise of options if the Proposed Acquisition proceeds).

The Proposed Acquisition therefore values the entire issued and to be issued share capital of Belgium at approximately £•. These terms represent a premium of approximately • per cent. to the Closing Price of • pence per Belgium Share on •, the last business day prior to the date of this announcement.

Due to its size, the Proposed Acquisition requires the approval of Scotland Shareholders at the Scotland Extraordinary General Meeting to be held at the offices of Dresdner Kleinwort Wasserstein at 20 Fenchurch Street, London EC3P 3DB at [10:00am] on • 2005.

The Belgium Board unanimously recommends that Belgium Shareholders vote in favour of the Scheme.

2. Principal terms of the Proposed Acquisition

It is intended that the Proposed Acquisition will be effected by way of a scheme of arrangement of Belgium under section 425 of the Companies Act. The purpose of the Scheme is to enable Scotland to acquire the entire issued and to be issued share capital of Belgium. Under the terms of the Scheme, upon the Scheme becoming effective, Belgium Shareholders will receive • pence in cash for each Belgium Share held. Belgium Shareholders will also be entitled to elect to receive Loan Notes instead of cash for some or all of the consideration to which they are entitled under the Scheme.

Upon the Scheme becoming effective, the Belgium Shares to which the Scheme applies (other than certain Belgium Shares to be transferred under the Loan Note Alternative described in paragraph 4 below) will be cancelled and new ordinary shares of 25 pence each in the capital of Belgium will be issued to Scotland (or its nominee(s)) whereupon Belgium will become a wholly-owned subsidiary of Scotland.

Appropriate proposals will be made to participants in the Belgium Share Schemes to take account of the effects of the Proposed Acquisition on their rights and entitlements.

To become effective, the Scheme requires, among other things, approval at the Court Meeting by the necessary majorities of the Belgium Shareholders present and voting, either in person or by proxy; the passing of the special resolution by the Belgium Shareholders at the Belgium EGM;

satisfaction or waiver of the Conditions including, without limitation, the approval of Scotland Shareholders at the Scotland Extraordinary General Meeting; and the sanction of the Court at the Court Hearing. The Court Meeting, the Belgium EGM and the nature of the approvals required to be given at them are described in more detail in paragraph •below. Belgium Shareholders are entitled to attend the Court Hearing in person or to be represented at their own expense by counsel to support or oppose the sanctioning of the Scheme.

3. Recommendation

The Directors of Belgium, who have been so advised by HSBC, financial advisers to Belgium, consider the terms of the Proposed Acquisition to be fair and reasonable. In providing advice to the Directors of Belgium, HSBC has taken into account the commercial assessments of the Directors of Belgium.

Accordingly, the Directors of Belgium unanimously recommend Belgium Shareholders to vote in favour of the resolutions to be proposed at the Court Meeting and the Belgium EGM as they have irrevocably undertaken to do themselves in respect of their own beneficial holdings of Belgium Shares (see paragraph • below).

4. The Loan Note Alternative

[*Terms to be reviewed once the Loan Note has been finalised with Belgium*]

The Belgium Shareholders (other than certain Overseas Persons) will be entitled to elect to receive Loan Notes to be issued by Scotland instead of some or all of the cash consideration to which they would otherwise be entitled under the Scheme. The Loan Note Alternative is being made available on the basis of £1 nominal value of Loan Notes for every £1 of cash consideration.

The Loan Notes, which will be governed by English law, will be unsecured and will be issued, credited as fully paid, in amounts and integral multiples of £1 nominal value. All fractional entitlements to the Loan Notes will be disregarded and not issued. No application will be made for the Loan Notes to be issued or dealt in on any stock exchange and they will not be transferable.

The Loan Notes will bear interest at 1.0 per cent. below sterling LIBOR for a period equal, or as nearly equal as possible, to the relevant interest period. Interest will be payable by half-yearly instalments in arrears (less any tax) on [31 May] and [26 January] in each year. The first payment of interest will be made on •. On that date, interest will be paid in respect of the period from (and including) the date of issue of the relevant Loan Notes to (but excluding) that date. The Loan Notes will be redeemable in whole or in part for cash at the option of the noteholders on [31 May 2006] and subsequently semi-annually on [31 May] and [26 January] in each year. In certain circumstances, • will have the right to redeem all of the Loan Notes. If not previously redeemed, the final redemption date will be [31 May 2010].

No Loan Notes will be issued unless, on or before the date on which the Scheme becomes effective in accordance with its terms, valid elections have been received in respect of at least [£10 million] in nominal value of Loan Notes. If insufficient elections are received, Belgium Shareholders electing for the Loan Note Alternative will instead receive cash in accordance with the terms of the Scheme.

The Loan Note Alternative is conditional upon the Scheme becoming effective in accordance with its terms. The Loan Notes are not being offered in the United States, Canada, Australia, Japan, Malaysia or New Zealand or in any other jurisdiction where the sale, issue or transfer of the Loan Notes would be in contravention of applicable law.

In the case of the Loan Note Alternative, if the Scheme becomes effective, the Transfer Shares will be transferred to Scotland and/or its nominee(s) fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other rights or interests of any nature whatsoever and together with all rights now and hereafter attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distribution (if any) declared, made or paid on or after •.

5. Background to, and reasons for, the recommendation of the Proposed Acquisition

[to be provided by HSBC]

In light of the factors set out above, the Belgium Directors unanimously recommend that Belgium Shareholders vote in favour of the Proposed Acquisition, as they have irrevocably undertaken to do in respect of their entire beneficial holdings of Belgium Shares.

6. Background to, and reasons for, the Proposed Acquisition

Background on Scotland

Since the establishment of the existing Scotland Executive Team, a significant programme of modernisation, investment and development has been undertaken. The Scotland Directors believe this programme has provided a sound platform from which to scale up its operations both from opening new stores and the acquisition of stores from other retail groups. Under this programme:

- Scotland's systems, processes and supply chain have been improved. This has contributed to improved sales and margins by facilitating better range planning and stock management. Gross margins have increased every year for the last eight years. These processes have also allowed Scotland to reduce costs, particularly in the handling of goods within stores.

- Over this period, Scotland has introduced a successful modern store format which it has implemented in nine new stores, and nine major refurbishments. Many other stores in the portfolio have been upgraded with features from the new stores and major refurbishments. This activity, in addition to generating attractive returns on these investments, has driven up the scale of the operations, contributing to a strengthening of the Scotland Group's purchasing power. It has also resulted in the creation of a more modern portfolio that the Scotland Directors believe has allowed the Scotland Group to attract and retain key supplier relationships.

- Over the period, the product offer has continued to be updated with the latest brands in order to maintain Scotland's [fresh offering to its customers] and has helped to generate greater customer loyalty. The centralised buying operations, segmented by category, are clearly focussed on defined customer segments each offering a combination of designer brands and private label.

- Scotland has developed a successful and growing customer loyalty programme, "Recognition", that the Scotland Directors believe has contributed to a strengthening of its credit services. It has also established a financial services joint venture with Barclaycard, that is expected to commence operation in the UK during 2007. Should the financial services operation's performance continue to improve and grow over the period to July 2007, Scotland has the opportunity to earn incremental payments under these arrangements.

The Scotland Board believes the Proposed Acquisition will allow the Scotland Group to achieve benefits not otherwise available from its ongoing trading activities. The Scotland Directors believe these will include the following:

Significant operational benefits

The Scotland Directors believe significant operational efficiencies and financial benefits can be gained through, inter alia, improving the operating structure of Belgium to be in line with that already implemented by Scotland, both in terms of stores and distribution, and offering an enhanced customer proposition. Furthermore, the Scotland Directors believe it will be possible to generate further benefits over time within corporate and head office activities.

Purchasing benefits

The Scotland Directors believe that Belgium could benefit from Scotland's existing and potential purchasing power with suppliers and concessionaires. The selective introduction of Scotland's private label product offer into Belgium's store would also generate further benefits.

Belgium's Card scheme

Belgium has operated one of the first affiliated Visa schemes since [date], which will continue to be in use following the Proposed Acquisition. Scotland also intends to introduce its existing Frasercard and Recognition scheme to Belgium's customers shortly after completion. Existing Belgium customers will then have the opportunity to benefit from Scotland's credit service arrangements and gain points from participating in a new loyalty programme that earns vouchers for use throughout the enlarged store portfolio. Scotland will benefit from an increase in use of its Frasercard and thus an increased likelihood of achieving certain performance targets agreed with its financial services partners.

Strengthened nationwide coverage

Belgium is a well established business with a strong customer following. The acquisition of Belgium's 12 stores will complement Scotland's existing store portfolio with very little overlap in store locations. In addition, the majority of Belgium's stores are profitable and Scotland believes it can enhance the trading performance that they currently achieve.

Belgium's Birmingham store

Retail trading in Birmingham has become more challenging for existing operators in recent years. Belgium's Birmingham store made a loss of £1.9 million in the year ended 31 January 2005 (2004: loss of £1.6 million) and the asset value was written down by £3.2 million. Scotland intends to take prompt action to reduce the impact of Belgium's Birmingham store on the Enlarged Group's ongoing profit and cash generation potential.

Sale and leaseback opportunities

The Scotland Directors believe that there may be the opportunity to realise capital values in excess of the net book values of certain of the freehold properties currently owned by Belgium, whilst entering into lease arrangements on standard institutional terms. In the last twelve months, Scotland has received gross proceeds of £[67 million] as a result of entering into similar arrangements in respect of its existing property portfolio. If entered into, such arrangements will reduce the Scotland Group's capital investment required to acquire Belgium.

Staff

The Proposed Acquisition will bring new skills and expertise into the Enlarged Group. The Scotland Directors believe it will also provide greater career and development opportunities for current and new colleagues once the Proposed Acquisition is completed.

The Scotland Directors have made significant progress in improving the profit potential of the Scotland Group's trading activities, and in restructuring the Scotland Group's balance sheet and its financing capability. The Proposed Acquisition allows the Scotland Group to benefit both in the short term, for example from operational benefits, and also in the medium term, from the continuing development of the Scotland Group.
As a result of these benefits, the Scotland Directors believe the Proposed Acquisition will be materially earnings enhancing (pre amortisation of goodwill, exceptional items and integration costs) for Scotland in the first full financial year following the Proposed Acquisition and significantly earnings enhancing thereafter[(1)] and is expected to earn a return on invested capital in excess of the Scotland Group's cost of capital within the short to medium term. It will further consolidate Scotland's position as the UK's leading retailer of designer brands.

7. Undertakings to vote in favour of the Proposed Acquisition

[Irrevocable undertakings or statements of intent to vote in favour of the Proposed Acquisition have been received by Scotland in respect of • Belgium Shares representing, in aggregate, approximately • per cent. of the existing issued share capital of Belgium. Details of these irrevocable undertakings and statements of intent are as follows:

(a) [institutional investors have provided voting undertakings in respect of, in aggregate, • Belgium Shares, representing approximately • per cent. of the existing issued share capital of Belgium. Voting undertakings from certain institutional investors in respect of • *[number]* Belgium Shares will cease to be binding if an offer is made for Belgium that exceeds the value of the Proposed Acquisition by more than 10 per cent.; and]

(b) [all of the Directors of Belgium who hold beneficial interests in Belgium Shares have provided voting undertakings in respect of all of their Belgium Shares. The total number of Belgium Shares to which these voting undertakings relate is • *[number]* Belgium Shares, representing approximately • per cent. of the existing issued share capital of Belgium. The voting undertakings from the Directors of Belgium in respect of such shareholdings will remain binding on them only in their capacity as Belgium Shareholders if an offer is made for Belgium that exceeds the value of the Proposed Acquisition.]

(c) [undertakings from individual shareholders, if any, to be drafted]

All of the irrevocable undertakings referred to in (a) and (b) above also contain undertakings to accept Scotland's Proposed Acquisition if Scotland elects, for any reason, to implement the Proposed Acquisition by way of a takeover offer (within the meaning of section 428 of the Companies Act) rather than by way of the Scheme.

In addition to the circumstances described in paragraphs (a) and (b) above, the voting undertakings will also cease to be binding if the Scheme lapses (except if the Scheme lapses in circumstances where Scotland elects, for any reason, to implement the Proposed Acquisition by way of a takeover offer pursuant to section 428 of the Companies Act instead of the Scheme).]

8. Implementation Agreement and Break Fee [to be confirmed]

---

[1] This statement should not be taken to mean that the earnings per share of Scotland will necessarily match or exceed the historical reported earnings per share of Scotland and no forecast is intended or implied.

Scotland and Belgium have entered into the Implementation Agreement, which governs their relationship during the period until the Scheme becomes effective or the Proposed Acquisition lapses. Among other things, the parties have agreed to co-operate with regard to the process of implementing the Scheme and Belgium has entered into certain undertakings concerning its conduct of business during that period.

Belgium has agreed with Scotland that it will, in certain circumstances, pay to Scotland a break fee of £• (including VAT, if any, save to the extent such VAT is recoverable by Belgium, in which event the break fee will be exclusive of VAT) if, before the expiry of the period commencing on the date of this announcement and ending on the date upon which the Proposed Acquisition either lapses or is not approved by Belgium Shareholders at the Court Meeting and the Belgium EGM:

(a) the Belgium Board (or any committee thereof) at any time withdraws or adversely modifies or qualifies its unanimous recommendation of the Proposed Acquisition or determines not to implement the Proposed Acquisition by refusing to put forward the Scheme; or

(b) a third party announces that it is considering making an offer for Belgium, and:

   (i) that offer (whether implemented by way of takeover offer or scheme of arrangement under section 425 of the Companies Act, whether announced by the third party or any person acting in concert with it, and whether or not recommended by the Belgium Board) completes, or becomes effective or becomes or is declared unconditional in all respects; or

   (ii) that offer is referred to the competition authorities, lapses or is withdrawn, and the relevant third party makes another offer for Belgium which completes or becomes effective or becomes or is declared unconditional in all respects.

The Implementation Agreement will terminate (without prejudice to any obligation on Belgium to pay the break fee) in certain circumstances, including if the Proposed Acquisition lapses or if the Scheme is not approved at the Court Meeting or the Belgium EGM or the EGM of the Scotland Shareholders.

9. Information on Belgium

Belgium is a public limited company listed on the London Stock Exchange engaged in department store retailing. The business was founded by James Belgium in 1877 and the Belgium family maintained a controlling interest in the Company until 1995. Belgium has expanded its store portfolio over the last few years to the current number of twelve, having opened in Huddersfield and Telford most recently. These stores are located in central England with the Belgium Group's origins and continued bias in the West Midlands.

Each store provides a wide range of ladies' and men's fashions for all occasions and ages, with a broad range of fashion accessories, cosmetics and homewares. Belgium continues to focus on updating and improving its merchandise range and has recently introduced brands such as Hobbs, Hacket and Principles. Excluding catering which accounts for approximately 5 per cent. of Belgium's sales, the mix of business is approximately 53 per cent. own bought and 42 per cent. concession based.

In the year ended 31 January 2005, Belgium reported turnover of £97.0 million (2004: £96.1 million) and profit before tax, amortisation of goodwill and exceptional items of £4.2 million (2004: £5.2 million). As at 31 January 2005, Belgium had net assets £35.8 million (2004: £38.8 million).

10. Information on Scotland

The Scotland Group is the UK's leading retailer of designer brands. The Scotland Group operates 51 department stores across the United Kingdom and Ireland under several banners including Scotland, Frasers, Kendals, Dickins & Jones, Barkers, Rackhams, Army & Navy, Binns and, included within this number, the recently acquired Jenners stores. The product offer encompasses womenswear, menswear, childrenswear, fashion accessories, beauty, home, restaurants and food halls and includes many well-known brands. In addition, the Scotland Group has a number of its own label brands including Linea and Therapy.

The reported gross transaction value and profit before tax and exceptional items of the Scotland Group for the 52 weeks ended 29 January 2005 were £910.2 million and £28.2 million respectively. The Scotland Group's profit before tax for the 52 weeks ended 29 January 2005 was £56.5 million. The net assets of the Scotland Group at 29 January 2005 were £219.4 million.

The Scotland Group is currently in an exciting phase of its development with a significant new store opening programme underway. In September 2004, the Scotland Group opened its largest new store to date in Croydon and, in March 2005, the Scotland Group opened two further stores in Dublin and Maidstone (re-site of existing store). With the opening of a store in Norwich in Autumn 2005, the Scotland Group will add over 320,000 square feet of trading space in 2005/06. The pipeline of new stores extends beyond 2005/06 with plans to open a further 540,000 square feet by 2008 at locations in Belfast, High Wycombe, Chester and Bristol. Accordingly the overall programme, comprising a further 860,000 sq ft, will add another 20 per cent. of new trading space to Scotland's operations.

In April 2005, the Scotland Group acquired the retail business and assets of Jenners, Princes Street, Edinburgh Limited ("Jenners") (other than the freehold property in Princes Street, Edinburgh) for a cash consideration of £14.1 million and has made a cash contribution into the assumed Jenners pension scheme of £3.4 million. The acquisition of Jenners added a further four stores to the Scotland Group's portfolio: Princes Street Edinburgh, Loch Lomond Shores and Edinburgh and Glasgow airports. In the year ended 30 January 2005, the retail business and assets of Jenners generated an unaudited gross transaction value of £49.1 million and unaudited profit before interest and tax of £2.7 million. Scotland entered into a standard institutional lease over the Princes Street, Edinburgh property for a 35 year period and has received payments from the new landlord totalling £5.2 million. The majority of these payments will be recognised over the term of the lease in accordance with guidance under International GAAP. The net cash outflow, including costs of £1.3 million, relating to the Jenners acquisition was therefore £13.6 million. The Scotland Directors believe this cash flow is largely offset from the repayment of £13.0 million of BL Fraser loan notes following the joint venture's sale of its Bristol property.

[On • May 2005, Scotland announced that it had reached agreement with the Board of WGP 1 plc ("WGP") on the terms of a recommended cash offer to be made by Scotland (WG) Ltd, a wholly owned subsidiary of Scotland, by way of a scheme of arrangement for the entire issued share capital of WGP, which values the issued share capital of WGP at approximately £1.83 million. WGP and its subsidiary, WGP 100 Ltd, have been in administration since 28 February 2003 and subject to company voluntary arrangements since 28 November 2003. Scotland is making the offer as part of its wider financial planning strategy. Following completion of the offer, Scotland does not intend that WGP or its subsidiary will resume trading.]

[IFRS Impact]

11. Financing the Proposed Acquisition

It is intended that the funding for the Proposed Acquisition will be met from existing bank facilities available to the Scotland Group.

12. Post-completion arrangements

Belgium's defined benefit pension plan had a net deficit of £5.1 million under FRS17 as at 31 January 2005. Scotland has reached agreement with the trustees of Belgium's pension plan to [• ***summarise actions once agreed with Pensions Regulator***] and believes that these will result in [no material increase in Scotland's cash contributions to Belgium's pension plan in the next [three] years].

13. Current trading and prospects for Scotland and the Enlarged Group

Consistent with that reported by other retailers, Scotland has found the market conditions to be challenging in the early part of the year. Nevertheless, Scotland's sales performance has benefited from the encouraging start of its new stores in Croydon, Maidstone and Dublin, as well the newly acquired Jenners stores, and after the first • weeks of 2005 total GTV was up • per cent.

Scotland's like for like GTV for the same period was up • per cent. on last year. Whilst this represents an improvement in the position reported on 17 March 2005, the stronger sales are offset by the gross margin impact of more promotional activity. Scotland continues to benefit from greater efficiency savings introduced in previous periods and in the current financial period, which have served to reduce the impact of ongoing cost increases, and it is confident of the potential for expected growth from its new stores and the Scotland Group's financial services arrangements. Accordingly, the Scotland Directors believe the trading position is broadly in line on 17 March 2005.

Since the acquisition of the Jenners retail business on 5 April 2005, GTV at Jenners to • May 2005 is • per cent. up on that recorded by the previous business operation. A new Jenners' management structure has been established comprising a combination of the previous Jenners team and existing Scotland staff. Integration has commenced and Scotland will update on the progress of this programme more fully in September 2005, at the time of its interim results announcement.

The Board believes that the Proposed Acquisition will provide significant opportunities for Belgium. Accordingly, the Scotland Board has confidence in the trading prospects of the Enlarged Group.

The Scotland Group will be reporting its interim results for the 26 weeks ended 30 July 2005 and fully year results for the 52 weeks ended 28 January 2006 under International Financial Reporting Standards ("IFRS"). [Details of the significant effects of the transition to IFRS are described above in paragraph •]

14. Implementation of the Scheme and cancellation of listing

It is intended that the Proposed Acquisition will be effected by means of a scheme of arrangement between Belgium and the Belgium Shareholders under section 425 of the Companies Act. The procedure involves an application by Belgium to the Court to sanction the Scheme and confirm the cancellation of all of the existing Belgium Shares (other than certain shares which will be transferred to Scotland under the Loan Note Alternative. In consideration for the cancellation (or transfer) of their Belgium Shares, Belgium Shareholders will receive cash as outlined in paragraph 2 above. Following implementation of the Scheme, Belgium will become a wholly-owned subsidiary of Scotland.

The Scheme will be subject to the conditions in Appendix I to this announcement including approval by Belgium Shareholders by the passing of resolution(s) at the Court Meeting(s). These resolutions must be approved by a majority in number of the holders of Belgium Shares present and voting, either in person or by proxy, at the Court Meeting(s), representing not less than three-fourths in value of the Belgium Shares held by such holders. The Scheme must also be sanctioned by the Court.

In addition, the implementation of the Scheme will require separate approval by the passing of a special resolution at the Belgium EGM to:

(a) approve the Scheme and to authorise the Belgium Directors to take such action as they consider necessary or appropriate to effect the Scheme;

(b) cancel the existing Belgium Shares, confirm a reduction of Belgium's share capital equal to the nominal value of the Belgium Shares to be cancelled and to approve the issue of new shares of 25 pence each in Belgium to Scotland (and/or its nominee(s)) in accordance with the Scheme; and

(c) amend the Belgium Articles to ensure that any Belgium Shares issued under the Belgium Share Schemes will be subject to the Scheme or, if issued following the date on which the Scheme becomes effective, transferred to Scotland on the same terms as under the Scheme.

The Belgium EGM will be held directly after the Court Meeting(s).

The Scheme will be subject to the conditions set out in Appendix I and further terms to be set out in the Scheme Circular. The Scheme will become effective upon the delivery to the Registrar of Companies of a copy of the Order of the Court sanctioning the Scheme and confirming the related reduction of capital, and the registration of such Order.

If the Scheme becomes effective, it will be binding on all Belgium Shareholders irrespective of whether or not they attend or vote in favour of the Scheme at the Court Meeting(s) or in favour of the special resolution to be proposed at the Belgium EGM. Should circumstances change Scotland reserves the right, in its sole discretion, to implement the Proposed Acquisition pursuant to section 428 of the Companies Act 1985 instead of the Scheme].

It is intended that, subject to the applicable requirements of the London Stock Exchange, Belgium will apply to the London Stock Exchange for the Belgium Shares to cease trading and to the UKLA to remove the Belgium Shares from the Official List, in both cases, following the Scheme becoming effective.

15. Management and employees

The Scotland Board has confirmed to the Belgium Board that, on the Scheme becoming effective, the existing contractual employment rights, including accrued pension rights, of all management and employees of the Belgium Group will be fully safeguarded. Upon the Scheme becoming effective, the non-executive Belgium Directors will resign from the Belgium Board.

16. Belgium Share Schemes

[***S&M to draft following review of the Belgium Share Scheme documents***]

17. Disclosure of interests in Belgium [*Scotland, Advisors to confirm to Laura Keily at S&M*]

Save for the irrevocable undertakings summarised in paragraph •, neither Scotland nor, so far as the Directors of Scotland are aware, any person acting in concert with it owns or controls any Belgium Shares or any securities convertible or exchangeable into Belgium Shares or any rights to subscribe for or purchase, or options (including traded options) in respect of, or derivatives referenced to, any such shares ("Relevant Belgium Securities") nor does any such person have any arrangement in relation to Relevant Belgium Securities. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or

informal, of whatever nature, relating to Relevant Belgium Securities which may be an inducement to deal or refrain from dealing in such securities.

18. Taxation

Information on the tax consequences of the Scheme for Belgium Shareholders will be set out in the Scheme Circular.

19. General

The formal documentation setting out the details of the Proposed Acquisition, including the Scheme Circular setting out the procedures to be followed to approve the Scheme, and the Forms of Proxy, will be posted to Belgium Shareholders as soon as is reasonably practicable.

A circular to the shareholders of Scotland seeking approval for the Proposed Acquisition will be posted on or around the same date as the Scheme Circular.

The sources and bases for certain information contained in this announcement and the definitions of certain expressions used in this announcement are set out in Appendices II and III.

Enquiries:

Scotland •
•, Chief Executive
•, Deputy Chief Executive and Finance Director

Dresdner Kleinwort Wasserstein **020 7623 8000**
Charles Batten, Managing Director
Christopher Baird, Director

Brunswick **020 7404 5959**
Jonathan Glass
Rupert Young

Belgium **[ ]**
[ ]

HSBC **[ ]**
John Mellett

[Belgium's PR]
[ ] **[ ]**

Appendix II contains the sources and bases of information used in this announcement.

Appendix III contains the definition of certain expressions used in this announcement.

Dresdner Kleinwort Wasserstein Limited ("Dresdner Kleinwort Wasserstein"), which is authorised and regulated by the Financial Services Authority, is acting for Scotland and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Scotland for providing the protections afforded to customers of Dresdner Kleinwort Wasserstein, or for affording advice in relation to the contents of this announcement or any matters referred to herein.

HSBC Bank plc ("HSBC"), which is authorised and regulated by the Financial Services Authority, is acting for Belgium and for no-one else in connection with the contents of this announcement and will not be responsible to anyone other than Belgium for providing the protections afforded to customers of HSBC, or for affording advice in relation to the contents of this announcement or any matters referred to herein.

This announcement does not constitute an offer to sell or an invitation to purchase any securities or the solicitation of any vote for approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law.

The Scheme Circular setting out the details of the Proposed Acquisition, and the Forms of Proxy, will be posted to Belgium Shareholders as soon as is reasonably practicable. In deciding whether or not to approve the Scheme, Belgium Shareholders should rely only on the information contained, and procedures described, and the terms and conditions set out, in the Scheme Circular.

BELGIUM SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE SCHEME DOCUMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

The Shareholder Circular setting out the details of the Proposed Acquisition, and the Form of Proxy, will be posted to Scotland Shareholders as soon as is reasonably practicable. In deciding whether or not to approve the Proposed Acquisition, Scotland Shareholders should rely only on the information contained, and procedures described, and the terms and conditions set out, in the Shareholder Circular.

SCOTLAND SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE SHAREHOLDER CIRCULAR WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

This announcement has been prepared for the purpose of complying with the laws of England and Wales and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of a jurisdiction outside England or Wales.

The availability of the Proposed Acquisition to Belgium Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Belgium Shareholders who are not so resident should inform themselves about, and observe, such applicable requirements.

Furthermore, the release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions.

Your attention is drawn to certain UK dealing disclosure requirements in relation to the Proposed Acquisition. These disclosure requirements are set out in Rule 8 of the City Code. In particular, Rule 8.3 requires public disclosure of dealings during the offer period by persons who own or control, or who would as a result of any transaction own or control, one per cent. or more of any class of relevant securities of Belgium. Relevant securities include Belgium Shares, securities of Belgium carrying conversion or subscription rights into Belgium Shares, options in respect of and derivatives referenced to Belgium Shares. In the case of the Proposed Acquisition, this requirement will apply until the approval of the relevant resolutions at the Court Meeting and Belgium EGM.

Disclosure should be made on an appropriate form by not later than 12 noon (London time) on the Business Day following the date of the relevant dealing transaction. These disclosures should be sent to the Company Announcements Office of the London Stock Exchange (fax number: +44 (0)20 7638 1554). Disclosure Forms and further advice can be obtained from the Panel (tel.: + 44 (0)20 7382 9026).

APPENDIX I

Conditions to the Proposed Acquisition and the Scheme

The Proposed Acquisition will be conditional upon the Scheme becoming unconditional and becoming effective by 31 December 2005 or such later date as Scotland and Belgium may agree and the Court may allow.

1. The Scheme will be subject to the following conditions:

   (i) the approval by a majority in number representing not less than three-fourths in value of the holders of Belgium Shares present and voting, whether in person or by proxy, at the Court Meeting;

   (ii) the special resolution required to approve and implement the Scheme being passed at the Belgium EGM; and

   (iii) the sanction (with or without modification (but subject to such modification being acceptable to Scotland and Belgium)) of the Scheme and the confirmation of the Capital Reduction by the Court, an office copy of the Order being delivered for registration to the Registrar of Companies and registration of the Order confirming the reduction of capital involved in the Scheme with the Registrar of Companies.

2. The Proposed Acquisition will be conditional upon the passing at an Extraordinary General Meeting of Scotland (or any adjournment thereof) of such resolution or resolutions as are necessary to approve, implement and effect the Proposed Acquisition and the acquisition of Belgium Shares pursuant to the Proposed Acquisition or otherwise.

3. Belgium and Scotland have agreed that, subject to the provisions of paragraph 4 below, the Proposed Acquisition will also be conditional upon, and accordingly the necessary action to make the Scheme effective will only be taken on, the satisfaction or waiver of the following conditions prior to the Scheme being sanctioned by the Court:

   (i) a statement having been issued in terms satisfactory to Scotland by the Office of Fair Trading or the appropriate Minister in the United Kingdom that the Proposed Acquisition or any matter arising therefrom or related thereto will not be referred to the Competition Commission and the deadline for appealing such a decision to the Competition Appeals Tribunal having expired;

   (ii) [the Financial Services Authority giving notice in writing under section 184(1) of FSMA, in terms reasonably satisfactory to Scotland, of its approval in respect of any acquisition of control over (as defined in section 179 of FSMA) any member of the Belgium Group which is a UK authorised person (as defined in section 178(4) of FSMA) which would result from the Scheme becoming effective, or being treated as having given its approval by virtue of section 184(2) of FSMA;] [***Belgium card scheme***]

   (iii) no government, governmental, quasi-governmental, supranational, statutory or regulatory body, trade agency, association, institution or professional body having responsibility for the regulation or supervision of banking, consumer credit or financial services having:

      (a) withdrawn or refused to renew, or threatened to withdraw or to refuse to renew, any licence or permission; or

(b) instituted, implemented, taken or omitted, or threatened to take or to omit, any other action;

the effect of which would be materially and adversely to affect the businesses, assets, prospects or profits of the Belgium Group, and upon no such licences or permissions terminating or otherwise becoming invalid as a result of the Proposed Acquisition or its implementation the effect of which would be materially and adversely to affect the businesses, assets, prospects or profits of the Belgium Group;

(iv) no order or judgment of any court or governmental, statutory or regulatory body having been issued or made prior to the Effective Date occurring, and no legal or regulatory requirements remaining to be satisfied, other than the obtaining of any non-mandatory or post-Effective Date merger control consent, which has the effect of making unlawful or otherwise prohibiting the purchase of Belgium by Scotland;

(v) there being no provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Belgium Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, which in consequence of the Proposed Acquisition would or might reasonably be expected to result in:

(a) any monies borrowed by or any other indebtedness (actual or contingent) of any such member, being or becoming repayable or capable of being declared repayable immediately or earlier than their or its stated maturity date or repayment date or the ability of any such member to borrow moneys or incur any indebtedness being withdrawn or materially inhibited or being capable of becoming or being withdrawn or materially inhibited;

(b) any such agreement, arrangement, licence, permit or instrument which is material or the rights, liabilities, obligations or interests of any such member thereunder being terminated or adversely modified or affected or any obligation or liability arising or any action being taken thereunder;

(c) any assets or interests of any such member being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged;

(d) the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member;

(e) the rights, liabilities, obligations or interests of any such member in, or the business of any such member with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(f) the value of any such member or its financial or trading position or prospects being prejudiced or adversely affected to a material extent;

(g) any such member ceasing to be able to carry on business under any name under which it presently does so; or

(h) the creation of any material liability, actual or contingent, by any such member,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit or other instrument to which any member of the Belgium

Group is a party or by or to which any such member or any of its material assets may be bound, entitled or subject, would be reasonably likely to result in any of the events or circumstances as are referred to in sub-paragraphs (a) to (h) of this paragraph (v);

(vi) no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a "Third Party") having decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference, or enacted, made or proposed any statute, regulation, decision or order, or having taken any other steps which would or might reasonably be expected to:

(a) require, prevent or delay the divestiture, or alter the terms envisaged for any proposed divestiture by any member of the Scotland Group or any member of the Belgium Group of all or any part of their respective businesses, assets or property or impose any limitation on the ability of any of them to conduct their respective businesses (or any of them) or to own their respective assets or properties or any part thereof;

(b) require, prevent or delay the divestiture by any member of the Scotland Group of any shares or other securities in Belgium;

(c) impose any limitation on, or result in a delay in, the ability of any member of the Scotland Group, directly or indirectly, to acquire or to hold or to exercise effectively any rights of ownership in respect of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Belgium Group or the Scotland Group or to exercise management control over any such member;

(d) otherwise adversely affect the business, assets, profits or prospects of any member of the Scotland Group or of any member of the Belgium Group;

(e) make the Proposed Acquisition or its implementation or the acquisition or proposed acquisition by Scotland or any member of the Scotland Group of any shares or other securities in, or control of Belgium void, illegal, and/or unenforceable under the laws of any jurisdiction, or otherwise, directly or indirectly, restrain, restrict, prohibit, delay or otherwise materially interfere with the same, or impose additional conditions or obligations with respect thereto, or otherwise challenge or materially interfere therewith;

(f) require any member of the Scotland Group or the Belgium Group to offer to acquire any shares or other securities (or the equivalent) or interest in any member of the Belgium Group (other than as a result of or in connection with the Proposed Acquisition) or (as a result of or in connection with the Proposed Acquisition) the Scotland Group owned by any third party;

(g) impose any limitation on the ability of any member of the Belgium Group to co-ordinate its business, or any part of it, with the businesses of any other members; or

(h) result in any member of the Belgium Group ceasing to be able to carry on business under any name under which it presently does,

and all applicable waiting and other time periods during which any such Third Party could institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any jurisdiction in respect of

the Proposed Acquisition or the acquisition or proposed acquisition of any Belgium Shares having expired, lapsed or been terminated;

(vii) all necessary filings or applications having been made in connection with the Proposed Acquisition and all statutory or regulatory obligations in any jurisdiction having been complied with in connection with the Proposed Acquisition or the acquisition by any member of the Scotland Group of any shares or other securities in, or control of, any member of the Belgium Group and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals deemed necessary or appropriate by Scotland or any member of the Scotland Group (in each case, acting reasonably) for or in respect of the Proposed Acquisition or the proposed acquisition of any shares or other securities in, or control of, any member of the Belgium Group by any member of the Scotland Group having been obtained in terms and in a form satisfactory to Scotland from all appropriate Third Parties or persons with whom any member of the Belgium Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals together with all material authorisations orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals reasonably necessary or appropriate to carry on the business of any member of the Belgium Group remaining in full force and effect and there being no notice or intimation of any intention to revoke or not to renew any of the same at the time at which the Scheme becomes otherwise effective and all necessary statutory or regulatory obligations in any jurisdiction having been complied with;

(viii) save as publicly announced by Belgium prior to the date of [the announcement], no member of the Belgium Group having, since 31 January 2005:

(a) save as between Belgium and wholly-owned subsidiaries of Belgium or for Belgium Shares issued pursuant to the exercise of options granted under the Belgium Share Schemes, issued, authorised or resolved (by way of board or shareholder resolution) to issue any additional shares of any class;

(b) save as between Belgium and wholly-owned subsidiaries of Belgium or for the grant of options under the Belgium Share Schemes, issued or agreed to issue or authorised or resolved (by way of board or shareholder resolution) the issue of securities convertible into shares of any class or rights, warrants or options to subscribe for, or acquire, any such shares or convertible securities;

(c) other than to another member of the Belgium Group, recommended, declared, paid or made or resolved (by way of board or shareholder resolution) to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(d) save for intra-Belgium Group transactions, merged or demerged with any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares, trade investments and intellectual property) or authorised or resolved (by way of board or shareholder resolution) or announced any intention to propose any such merger, demerger, acquisition or disposal, transfer, mortgage, charge or security interest, in each case, other than in the ordinary course of business;

(e) save for intra-Belgium Group transactions, made or authorised or resolved (by way of board or shareholder resolution) or announced an intention to propose any material change in its loan capital;

(f) issued, authorised or resolved (by way of board or shareholder resolution) the issue of any debentures or (save for intra-Belgium Group transactions or in the ordinary course of business), incurred or increased any indebtedness or become subject to any contingent liability;

(g) other than in the implementation of the Scheme, purchased, redeemed or repaid or announced any Proposed Acquisition to purchase, redeem or repay any of its own shares or other securities or reduced or, save in respect to the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(h) implemented or authorised or resolved (by way of board or shareholder resolution) or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business or entered into or changed the terms of any contract with any director or senior executive;

(i) entered into or varied or authorised or resolved (by way of board or shareholder resolution) or announced its intention to enter into or vary any contract, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or is reasonably likely to be materially restrictive on the businesses of any member of the Belgium Group or the Scotland Group or which involves or could involve an obligation of such a nature or magnitude or which is other than in the ordinary course of business;

(j) (other than in respect of a member which is dormant and was solvent at the relevant time) taken any corporate action or had any legal proceedings started or threatened against it for its winding-up, dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed;

(k) waived or compromised any claim in the context of the Belgium Group; or

(l) entered into any contract, commitment, arrangement or agreement other than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition,

and, for the purposes of paragraphs (d), (e), (f) and (g) of this condition only, the term "Belgium Group" shall mean Belgium and its wholly-owned subsidiaries;

(ix) since 31 January 2005 and save as disclosed in the accounts for the year then ended and save as publicly announced in accordance with the Listing Rules by Belgium prior to the date of this announcement:

(a) no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits or prospects of any member of the Belgium Group;

(b) no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Belgium Group is a party (whether as a plaintiff, defendant or otherwise) and (other than as a result of the Proposed Acquisition)

no investigation by any Third Party against or in respect of any member of the Belgium Group having been instituted, announced or threatened by or against or remaining outstanding in respect of any member of the Belgium Group which in any such case might be expected to adversely affect any member of the Belgium Group;

(c) no contingent or other liability having arisen which might be reasonably expected to have an adverse effect on any member of the Belgium Group; and

(d) no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Belgium Group which is necessary for the proper carrying on of its business;

(x) save as publicly announced in accordance with the Listing Rules by Belgium prior to the date of this announcement, Scotland not having discovered:

(a) that any financial, business or other information concerning the Belgium Group as contained in the information publicly disclosed at any time by or on behalf of any member of the Belgium Group is misleading, contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading in a material respect;

(b) that any member of the Belgium Group is subject to any liability (contingent or otherwise) which is not disclosed in the annual report and accounts of Belgium for the year ended 31 January, 2005; or

(c) any information which affects the import of any information disclosed at any time by or on behalf of any member of the Belgium Group.

(xi) Scotland not having discovered that:

(a) any past or present member of the Belgium Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the Belgium Group; or

(b) there is, or is likely to be, for that or any other reason whatsoever, any liability (actual or contingent) of any past or present member of the Belgium Group to make good, repair, reinstate or clean up any property or any controlled waters now or previously owned, occupied, operated or made use of or controlled by any such past or present member of the Belgium Group, under any environmental legislation, regulation, notice, circular or order of any government, governmental, quasi-governmental, state or local government, supranational, statutory or other regulatory body, agency, court, association or any other person or body in any jurisdiction.

4. Scotland reserves the right to waive (to the extent that it is possible to do so), in whole or in part, all or any of the conditions contained in paragraph 3 (i) to (xi) in whole or in part. If

Scotland is required by the Panel to make an offer for Belgium Shares under the provisions of Rule 9 of the City Code, Scotland may make such alterations to any of the above conditions as are necessary to comply with the provisions of that Rule.

5. Scotland reserves the right to elect to implement the Proposed Acquisition by way of a takeover offer, provided that where reasonably practicable it will consult with Belgium prior to making such election. In such event, the Proposed Acquisition will be implemented on the same terms (subject to appropriate amendments including (without limitation) an acceptance condition set at ninety per cent. of the shares to which the Proposed Acquisition relates), so far as applicable, as those which would apply to the implementation of the Proposed Acquisition by means of the Scheme.

6. The Proposed Acquisition and Scheme will not proceed if, after the date of this announcement and before the Court Meeting, the Proposed Acquisition is referred to the Competition Commission.

7. The Proposed Acquisition and the Scheme will be governed by the laws of England.

APPENDIX II

SOURCES AND BASES OF INFORMATION

1. General

Unless otherwise stated, financial information relating to Belgium has been extracted from the relevant published audited Annual Report and Accounts of Belgium for the years ended 31 January 2005 and/or public statements made by Belgium.

2. Value of the Proposed Acquisition

The Proposed Acquisition values Belgium at approximately £• million, based on the cash consideration of • pence for each Belgium Share and on *[number]* Belgium Shares being in issue on • May 2005 (being the latest Business Day prior to the date of this announcement).

3. Share prices

The prices of shares on a particular date are derived from the closing middle market prices for those shares from the SEDOL for that date or have been taken from Bloomberg or Topic, as applicable.

APPENDIX III

DEFINITIONS

In this announcement, the following definitions apply, unless the context requires otherwise:

"Australia"	the Commonwealth of Australia, its states, territories or possessions
"Belgium"	means Belgium plc, registered in England and Wales (no. •)
"Belgium Board"	means the board of Belgium Directors
"Belgium Directors"	means the directors of Belgium
"Belgium EGM"	means the extraordinary general meeting of the Belgium Shareholders to be held after the Court Meeting
"Belgium Group"	Belgium and its subsidiary undertakings, associated undertakings and any other undertaking in which Belgium and/or such undertakings (aggregating their interests) have a significant interest and "significant interest" means a direct or indirect interest in ten per cent. or more of the equity share capital (as defined in the Companies Act) of any undertaking
"Belgium Shareholders	means the holders of Belgium Shares
"Belgium Shares"	means the holders of ordinary shares of 25 pence each in the capital of Belgium
"Belgium Share Schemes"	means •
"BL Fraser"	means BL Fraser Limited, the joint venture between British Land and Scotland
"Business Day"	any day on which banks are generally open in England and Wales for the transaction of business other than a Saturday or Sunday or public holiday
"Canada"	Canada, its possessions and territories and all areas subject to its jurisdiction or any political sub-division thereof
"Capital Reduction"	means the proposed reduction of share capital of Belgium compromised in the Scheme
"City Code"	the City Code on Takeovers and Mergers
"Closing Price"	the closing middle market price of a Belgium Share as derived from SEDOL or Bloomberg
"Companies Act"	means the Companies Act 1985 (as amended)
"Completion"	means completion of the Proposed Acquisition on the Effective Date, which is expected to take place on • 2005
"Conditions"	means the conditions to the Proposed Acquisition and the Scheme set out in Appendix I of this document
"Court"	the High Court of Justice in England and Wales
"Court Hearing"	the hearing by the Court of the petition to sanction the Scheme
"Court Meeting"	the meeting of Belgium Shareholders convened by order of Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve the Scheme (including any adjournment thereof)
"Court Order"	means the order of the Court sanctioning the Scheme under section 425 of the Companies Act and confirming the reduction of share capital under section 137 of the Companies Act provided for by the Scheme
"Directors"	the directors of Belgium or Scotland (as the context requires)
"Disclosed"	either publicly announced by Belgium (by delivery of an announcement to a Regulatory Information Service) or fairly disclosed to Scotland in writing by or on behalf of Belgium prior to • 2005, or as fairly disclosed in the preliminary results statement for

	the financial year ended 31 January, 2005 as issued by Belgium on [20 April] 2005
"Effective Date"	Means the date on which the Scheme becomes effective in accordance with its terms, which is expected to take place on • 2005
"Enlarged Group"	means the Scotland Group (including the Belgium Group) following Completion
"Extraordinary General Meeting" or "EGM"	means the extraordinary general meeting of Scotland to be held on • or any adjournment thereof, the notice of which is set out at the end of this document
"Forms of Proxy"	the forms of proxy to use at the Court Meeting and the EGM
"FSMA"	the Financial Services and Markets Act, 2000 (as amended)
"Implementation Deed"	means the implementation deed dated • between Scotland and Belgium in relation to the Proposed Acquisition
"Japan"	Japan, its cities, prefectures, territories and possessions
"LIBOR"	means the rate of interest for Sterling deposits of £1,000,000 for a period equal, or as nearly equal as possible, to the interest period for the Loan Notes, which appears on the Reuters screen page LIBOR01 (or such other page that may replace that page on that service or a successor service) at 11:00 a.m. (London time) on the first Business Day of the relevant interest period
"Loan Notes"	means the floating rate guaranteed unsecured loan notes of Scotland to be issued pursuant to the Loan Note Alternative
"Loan Note Alternative"	the alternative whereby scheme shareholders (other than certain Overseas Persons) may elect to receive Loan Notes instead of some or all of the cash consideration to which they would otherwise be entitled under the Proposed Acquisition
"Listing Rules"	means the rules and regulations of the UKLA
"London Stock Exchange"	London Stock Exchange plc, together with any successors thereto
"Official List"	the Official List of the UKLA
"Order"	the order of the Court sanctioning the Scheme under section 425 of the Act and confirming the reduction of share capital of Belgium pursuant to the Scheme under section 137 of the Act
"Overseas Persons"	•
"Panel"	the Panel on Takeovers and Mergers
"pounds", "pence" and "£"	the lawful currency of the United Kingdom
"Proposed Acquisition"	the proposed acquisition of the entire issued and to be issued share capital of Belgium by way of the Scheme by Scotland
"Registrar of Companies"	the Registrar of Companies in England and Wales, within the meaning of the Act
"Regulatory Information Service"	any of the services set out in Schedule 12 to the Listing Rules of the UKLA
"Scheme"	the proposed scheme of arrangement under section 425 of the Companies Act between Belgium and the Belgium Shareholders
"Scheme Circular"	the circular to Belgium Shareholders proposing the Scheme posted by Belgium on the date of this document
"Scotland" or the "Company"	Scotland plc, registered in Scotland (no. 21928)
"Scotland Group"	means Scotland, its subsidiary undertakings, associated undertakings and any other undertaking in which Scotland and/or such undertakings (aggregating their interests) have a significant interest, and "significant interest" means a direct or indirect interest in [ten] per cent. or more of the equity share capital (as defined in the Companies Act) of any undertaking
"SEDOL"	the London Stock Exchange Daily Official List

"subsidiary", "subsidiary undertaking", "associated undertaking" and "undertaking"	have the meanings ascribed to them under the Companies Act
"UKLA"	the UK Listing Authority, being the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part IV of FSMA
"United Kingdom" or "UK"	United Kingdom of Great Britain and Northern Ireland
"United States", "US" or "USA"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia and all other areas subject to its jurisdiction

Unless otherwise stated, all times referred to in this announcement are, unless otherwise expressly stated, references to the time in London.

JPMorgan CAZENOVE

Direct Line 020 7155 4596
Direct Fax 020 7155 9607
robert.constant@cazenove.com

The Directors
Bunzl plc
110 Park Street
London
W1K 6NX

The Directors
Filtrona plc
201 – 249 Avebury Boulevard
Milton Keynes
MK9 1AU

17 May 2005

Dear Sirs

Introduction to the Official List of Filtrona plc following the demerger from Bunzl plc ("the Transaction")

JPMorgan Cazenove Limited hereby consents to the inclusion and references to its name in the circular and listing particulars dated 17 May 2005 relating to the transaction, in the form and context in which they appear.

Yours faithfully

Robert Constant
Director - Corporate Finance
For and on behalf of JPMorgan Cazenove Limited



KPMG Audit Plc
Transaction Services
8 Salisbury Square
London EC4Y 8BB
United Kingdom

Tel +44 (0) 20 7311 4817
Fax +44 (0) 20 7311 8783
DX 38050 Blackfriars

The Directors
Filtrona plc
201-249 Avebury Boulevard
Milton Keynes
MK9 1AU

Our ref ac/sn/lp_consent

JPMorgan Cazenove Limited
20 Moorgate
London
EC2R 6DA

Bunzl plc
110 Park Street
London
W1K 6NX

17 May 2005

Dear Sirs

Filtrona plc

We consent to the inclusion in the Listing Particulars dated 17 May 2005 of our report dated 17 May 2005 and the references thereto and our name, in the form and context in which they appear and authorise the contents of that report for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001. We attach a copy of the Listing Particulars initialled by us for the purpose of identification.

Yours faithfully

KPMG Audit Plc

KPMG Audit Plc

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 5444653

Company Name in full FILTRONA PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	1 2	0 5	2 0 0 5	†Date of Birth	1 9	0 2	1 9 4 9

Appointment form

Appointment as director: X as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Adrian

Surname: Auer

Previous Forename(s): Previous Surname(s):

Usual residential address ††: 88 OLLANDER ROAD, EAST DULWICH

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: LONDON Postcode: SE15 4EN

County / Region: LONDON Country: UK

†Nationality: British †Business occupation: Non-executive director

†Other directorships (additional space overleaf): See attached sheet

I consent to act as ** director / secretary of the above named company

Consent signature **Date**

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed **Date**

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200
DX number 11 DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or

Company Number

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number

Company Name in full FILTRONA PLC

	Day	Month	Year		Day	Month	Year
Date of appointment				†Date of Birth	16	04	1956

Appointment form

Appointment as director X as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Paul

Surname: Drechsler

Previous Forename(s): N/A Previous Surname(s): N/A

Usual residential address ††: 17 Ardbeg Road North Dulwich

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Post town: London Postcode: SE24 9JL

County / Region: Country: UK

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): Wates Construction Limited

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature **Date**

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed **Date**

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200
DX number 11 DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number | |

† Directors only.

†Other directorships

- Wates Group Limited
- Wates Interiors Limited
- Imperial Chemical Industries plc
- ICI Pension Trustees Limited

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 5444653

Company Name in full FILTRONA PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	11	05	2005	†Date of Birth			

Appointment form Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen William

Surname: Dryden

Previous Forename(s): Previous Surname(s):

Usual residential address ††: 1 Claydon Grove, Hatton Park

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: Warwick Postcode: CV35 7UF

County / Region: Warwickshire Country: UK

†Nationality: British †Business occupation: Finance Director

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature **Date**

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed **Date**

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number

Company Name in full FILTRONA PLC

Date of appointment: Day | Month | Year

†Date of Birth: Day 0 8 Month 0 4 Year 1 9 4 8

Appointment form

Appointment as director X as secretary

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Jeffrey Francis

Surname: Harris

Previous Forename(s): N/A Previous Surname(s): N/A

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

Usual residential address †† 2 The Heights Brooklands

Post town: Weybridge Postcode: KT13 0NY

County / Region: Surrey Country: UK

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): See attached sheet

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature **Date**

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed **Date**

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number

† Directors only.

†Other directorships

See attached sheet

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number

Company Name in full FILTRONA PLC

	Day	Month	Year		Day	Month	Year
Date of appointment				†Date of Birth	03	02	1957

Appointment form

Appointment as director: X | as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: Mr | *Honours etc:

Forename(s): Paul

Surname: Heiden

Previous Forename(s): N/A | Previous Surname(s): N/A

Usual residential address †† Falcon Works, PO Box 7713, Meadow Lane

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985: X

Post town: Loughborough | Postcode: LE11 1ZF

County / Region: Leicestershire | Country: UK

†Nationality: British | †Business occupation: Director

†Other directorships (additional space overleaf): See attached sheet

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature | **Date**

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed | **Date**

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 | DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number

† Directors only.

†Other directorships

See attached sheet

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 5444653

Company Name in full FILTRONA PLC

	Day	Month	Year
Date of termination of appointment	11	05	2005

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME

*Style / Title: Mr

*Honours etc:

Forename(s): Paul Nicholas

Surname: Hussey

	Day	Month	Year
†Date of Birth	11	01	1959

A serving director, secretary etc must sign the form below.

Signed **Date**

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Package: 'Laserform'
by Laserform International Ltd.

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 5444653

Company Name in full FILTRONA PLC

	Day	Month	Year
Date of termination of appointment	1 1	0 5	2 0 0 5

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title | *Honours etc

Forename(s)

Surname Trusec Limited

	Day	Month	Year
†Date of Birth			

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed | **Date**

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Package: Laserform
by Laserform International Ltd.

225

Change of accounting reference date

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number 5444653

Company Name in Full FILTRONA PLC

	Day	Month	Year
The accounting reference period ending	3 1	0 5	2 0 0 6
is shortened/~~extended~~† so as to end on	3 1	1 2	2 0 0 5

Subsequent periods will end on the same day and month in future years.

If extending more than once in five years, please indicate in the box the number of the provision listed in note c. on which you are relying.

NOTES

You may use this form to change the accounting date relating to either the current or the immediately previous accounting period.

a. You **may not** change a period for which the accounts are already overdue.

b. You **may not** extend a period beyond 18 months unless the company is subject to an administration order.

c. You **may not** extend periods more than once in five years unless:

1. the company is subject to an administration order, or
2. you have the specific approval of the Secretary of State, (please enclose a copy), or
3. you are extending the company's accounting reference period to align with that of a parent or subsidiary undertaking established in the European Economic Area, or
4. the form is being submitted by an oversea company.

Signed | **Date**

† Please delete as appropriate

† a director / secretary / administrator /administrative receiver / receiver and manager / receiver (Scotland) / person authorised on behalf of an oversea company

Please give the name, address, telephone number and, if available, a DX number and Exchange, for the person Companies House should contact if there is any query

Slaughter and May (Ref: JCXT/ADYS/AEGB)
One Bunhill Row
London
EC1Y 8YY

Tel Tel: 020 7600 1200

DX number 11 DX exchange London

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**